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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Polski Koncern Naftowy Orlen

*CURRENT ADDRESS

PROCESSED

APR 30 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 05036

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/25/07

Regulatory Announcement

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RECEIVED

PKN ORLEN SA 2007 APR 24 A 8:47
SEC File
82-5036

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Consolidated results FY2006
Released	07:20 19-Apr-07
Number	1412V

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the year 2006. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/1412v_-2007-4-19.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

END

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Letter from the President of the Management Board of PKN ORLEN S.A.

Dear Sir,

2006 was a very busy year for PKN ORLEN which ended in an important acquisition. The Group successfully acquired the Lithuanian refinery Mažeikiu Nafta, completing not only the largest investment in the history of the Group but also the largest ever foreign acquisition by a Polish Company.

This complex operation required careful coordination between the governments of Poland and Lithuania. This involved maintaining the support of the highest state authorities, including the President and the Prime Minister of Poland. By Working together we managed to conclude the long negotiations, and sign the contract to acquire the Lithuanian refinery.

Based on the results of our investments, acquisitions and financial plans, as well as the changes in the macroeconomic environment, we modified our strategy in early 2006. We increased our 2009 financial targets, presented the concept and objectives of our upstream operations and introduced a new dividend policy. Focusing on home markets, the Group pursued a consistent value increasing strategy by implementing pro-efficiency measures and actively seeking investment opportunities in new markets.

Throughout last year the entire Group successfully implemented the segment-based management system, designed to integrate the Group's assets and individual segments. That is why immediately following the acquisition of Mažeikiu Nafta, we began work to incorporate the new company into the PKN ORLEN structures by implementing the Value Creation Program.

On the Czech market we continued efforts to optimize the operations of the Unipetrol holding through the Partnership Program. As part of the restructuring of our Czech-based assets, we commenced divestment of Kaucuk, an important supplier of petrochemical products and the Czech Republic's only synthetic rubber producer, to Dwory Oświęcim. We also sold Spolana, a PVC producer to Anwil, a Polish PVC producer and subsidiary of the PKN ORLEN Capital Group.

In 2006 our German company ORLEN Deutschland was pursuing a new development strategy. By 2009 ORLEN Deutschland plans to acquire approximately 250 fuel stations in northern Germany, achieving a 10% market share in that region. The station chain restructuring and expansion scenario may allow for profitable divestment of assets in the future should an attractive offer presents itself.

Last year, the Group achieved very good financial results. Excluding the one-off negative goodwill associated with the acquisition of Unipetrol, all assessments of our results indicated that last year the Group generated PLN 52,867m in sales revenue, which represents a 28.4% increase compared with 2005. Our EBITDA was PLN 4685m which is a result similar to 2005.

All PKN ORLEN installations (excluding the Mazeikiu refinery) operated at full capacity to accommodate the sharp increase in demand in 2006. The refinery's annual processing volume in Płock in 2006 grew 8% compared to the previous year, and 3% in our Czech-based facilities.

In 2006 the ORLEN Group consistently enforced cost discipline measures, improved operating results, expanded our retail chain and maintained cost discipline throughout the Group. The cost reduction program OPTIMA saved PLN 299m, which exceeded the target by 20%.

In 2006 the retail segment generated PLN 563m which represented a sevenfold increase compared to 2005. This result was achieved, among other factors, by increasing sales volume and further improving cost effectiveness which generated savings of over PLN 80m. Last year ORLEN Deutschland achieved positive financial results for the first time since 2003.

The refining segment generated the highest result in 2006 – PLN 1490m. Nevertheless, this represented a 49% drop compared with 2005, caused by falling refining margins, a reduction in the Ural-Brent differential and the strengthening of the Polish zloty to the American dollar.

The petrochemical segment generated 18.7% more in operating profit compared with 2005. This was achieved with high sales volumes and the effective consolidation of the Czech-based Unipetrol.

The chemical segment reported growth in excess of 50%. These excellent results were primarily attributable to Anwil's Capital Group operating profit, which generated a positive result of PLN 243m by PLN 86m more compared to 2005.

Changes in PKN ORLEN's corporate culture translated into new a quality of the Company's functioning and increased employee involvement in the Group's value building mission. Individual departments of PKN ORLEN drafted their Good Practices Guidelines to be applied in ongoing work in their relationships with various stakeholder groups. These guidelines are based on key values formulated in the Group's Code of Ethics. This corporate culture change involves all companies within the PKN ORLEN Group in Poland and in other home markets.

However 2006 also brought some unfortunate events that significantly impacted the Group's operations. As a result of the fire in the Lithuanian-based Mazeikiu Nafta, the Group incurred losses due to asset value reduction as well as operating and financial losses. But due to the speedy implementation of crisis procedures and repair plans we have systematically eliminated the effects of this breakdown.

In the same year PKN ORLEN also had to cope with the effects of the Belarusian-Russian crisis, which resulted in the first ever interruption of oil supply via the Przyjaźń pipeline. Due to preventative action and reserve readiness, PKN ORLEN maintained production continuity. The Group's strategy provides for the constant increase of storage capacity which will not only reinforce our processing potential, but also contribute to the state's energy security.

In conclusion, I would like to thank the Group's Supervisory Board for their support, confidence and constructive dialogue. I also extend my thanks to all employees of the PKN ORLEN Capital Group without whose involvement we would not have realized many key elements of our strategy. Their efforts, as well as the work of the Board have built and strengthened our position in this part of the European market. I would also like to thank all our customers and business partners, whose trust we greatly value. I am certain that by upholding our corporate governance, maintaining the transparency of all decisions and listening carefully to the needs of all our stakeholders we will successfully achieve the common goals that make up our Group's vision.

President of the Management Board
CEO
PKN ORLEN

Piotr Kownacki

KPMG

TRANSLATION

Polski Koncern Naftowy Orlen Spółka Akcyjna Group

Opinion and Report of the Independent Auditor

Financial Year ended 31 December 2006

KPMG Audyt Sp. z o.o.
The opinion contains 3 pages
The report supplementing the auditor's opinion contains 24 pages
Opinion of the independent auditor and report supplementing the auditor's opinion on the consolidated financial statements for the financial year ended 31 December 2006

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

OPINION OF THE INDEPENDENT AUDITOR

To the General Meeting of Polski Koncern Naftowy Orlen Spółka Akcyjna

We have audited the accompanying consolidated financial statements of Polski Koncern Naftowy Orlen Spółka Akcyjna Group ("PKN ORLEN S.A. Group", "Group"), seated in Płock, 7 Chemików Street, which comprise the consolidated balance sheet as at 31 December 2006, with total assets and total liabilities and equity of PLN 45,419,084 thousand, the consolidated profit and loss account for the year then ended with a net profit of PLN 2,060,198 thousand, the consolidated statement of changes in equity for the year then ended with an increase in equity of PLN 2,269,574 thousand, the consolidated cash flow statement for the year then ended with an increase in cash amounting to PLN 1,224,559 thousand and notes to the consolidated financial statements, comprising of a summary of significant accounting policies and other explanatory notes.

Management of the parent entity is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the European Union and with other applicable regulations. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility, based on our audit, is to express an opinion on these consolidated financial statements. We conducted our audit in accordance with section 7 of the Accounting Act dated 29 September 1994 (Official Journal from 2002, no. 76, item 694 with amendments) ("the Accounting Act"), the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

PKN ORLEN SA
SEC File
82-5036

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the accompanying consolidated financial statements of PKN ORLEN S.A. Group have been prepared and present fairly in all material respects the financial position of the Group as at 31 December 2006 and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union, and are in compliance with the respective regulations that apply to the consolidated financial statements, applicable to the Group.

Without qualifications to fair presentation of the audited consolidated financial statement, we draw attention to following issues:

- As disclosed in note no. 37a5 of the accompanying consolidated financial statements, due to the acquisition of assets and liabilities of AB Mazeikiu Nafta Group, the process of establishment of the fair value of acquired assets and liabilities is in progress. In accordance with IFRS 3, the PKN ORLEN S.A. Group may adjust the fair value of acquired net assets of AB Mazeikiu Nafta Group and recalculate the goodwill in relation to the acquisition of AB Mazeikiu Nafta within twelve months of the acquisition date.

- There is a court proceeding between Unipetrol a.s. and DEZA a.s. disclosed in note no. 35t of the accompanying consolidated financial statements relating to the sale of shares in AGROBOHEMIE a.s. and SYNTHESIA a.s. The result of the court proceeding is uncertain and may negatively influence the value of these shares. PKN ORLEN S.A. Group established neither impairment of these shares (the carrying amount of PKN 508,995 thousand at 31 December 2006) nor a provision for possible penalties.

- As disclosed in note no. 35d of the accompanying consolidated financial statements Rafineria Trzebinia S.A. received decisions from the tax authorities stating an excise tax liability for May-August and September 2004 for a total amount of approximately PLN 100 million increased by interest calculated on these liabilities as a result of the tax proceedings. Recently the appeal procedure is pending and the outcome is unknown. In case of an unfavorable result of the above described dispute there is a risk that the tax authorities will question the correctness of the VAT settlements. The estimated potential VAT liability amounts to approximately PLN 22 million. There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. In the consolidated financial statements as at 31 December 2006 PKN ORLEN S.A. Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for Rafineria Trzebinia S.A. of the above described matter.

- As disclosed in note no. 35d of the accompanying consolidated financial statements relating to the operation of the tax consignment warehouse by Rafineria Trzebinia S.A., as at the date of this opinion Rafineria Trzebinia S.A. does not hold a certificate from the tax authority stating there are no tax arrears. A statement that there are no tax arrears is one of the necessary conditions to apply for a certificate to operate a tax consignment warehouse. As at the date of issuing this opinion Rafineria Trzebinia S.A. does not hold a certificate to operate a tax consignment warehouse after 30 April 2007. The lack of a certificate to operate a tax consignment warehouse after 30 April 2007 would substantially limit the ability of Rafineria Trzebinia S.A. to conduct its activity at the present scope. In the accompanying financial statements for the year ended 31 December 2006, assets and liabilities of Rafineria Trzebinia S.A. Group are valued based on the going concern assumption, in accordance with the accounting principles described in note 4a. Net assets of Rafineria Trzebinia S.A. Group presented in the accompanying consolidated financial statements of PKN ORLEN S.A. Group amount to PLN 459 million as at 31 December 2006.

As required under the Accounting Act we also report that the Report of the Management Board on the Group's activities includes, in all material respects, the information required by Art. 49 of the Accounting Act and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, no. 209, item 1744) and the information is consistent with the consolidated financial statements.

....

Certified Auditor no. 10268/7598
Monika Bartoszewicz

....

For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor no. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 18 April 2007

KPMG

TRANSLATION

Polski Koncern Naftowy Orlen Spółka Akcyjna Group

Report supplementing the auditor's opinion on the consolidated financial statements

Financial Year ended

31 December 2006

KPMG Audyt Sp. z o.o.
The report supplementing the auditor's opinion
contains 24 pages
Report supplementing the auditor's opinion
on the consolidated financial statements
for the financial year ended
31 December 2006

PKN ORLEN SA
SEC File
82-5036

Contents

1 General

1.1 Identification of the Group

1.1.1 Name of the Group

Polski Koncern Naftowy Orlen Spółka Akcyjna Group

1.1.2 Registered office of the Parent Company of the Group

7 Chemików Street
09-411 Płock

1.1.3 Registration of the Parent Company in the National Court Register

Seat of the court:	District Court in Warsaw, XXI Commercial Department of the National Court Register
Date:	19 July 2001
Registration number:	KRS 0000028860

1.1.4 Registration of the Parent Company in the Tax Office and Statistical Office

NIP:	774-00-01-454
REGON:	610188201

1.2 Information about companies comprising the Group

1.2.1 Companies included in the consolidated financial statements

As at 31 December 2006, the following companies were consolidated by the Group:

Parent Company:

- PKN ORLEN S.A.

Subsidiaries consolidated on the full consolidation basis:

- Orlen Deutschland AG
- Orlen Gaz Sp. z o.o.
- Orlen PetroCentrum Sp. z o.o.
- Orlen Medica Sp. z o.o.
- Orlen Budonaft Sp. z o.o.
- Orlen Powiernik Sp. z o.o.
- Orlen KolTrans Sp. z o.o.
- Orlen Transport Szczecin Sp. z o.o.
- Orlen Asfalt Sp. z o.o.

- Orlen Petroprofit Sp. z o.o. Group
  - Orlen Petroprofit Sp. z o.o. (parent company)
  - Petro-oil Lubelskie Centrum Sprzedaży Sp. z o.o. (full consolidation)
  - Petrooktan Sp z o.o. (full consolidation)
- Orlen Morena Sp. z o.o.
- Raf Trans Sp. z o.o.
- Orlen Transport Kraków Sp. z o.o.
- Orlen Transport Płock Sp. z o.o.
- Orlen Transport Nowa Sól Sp. z o.o.
- Orlen Transport Słupsk Sp. z o.o.
- Orlen Laboratorium Sp. z o.o.
- Orlen Transport Olsztyn Sp. z o.o.
- Orlen– Oil Sp. z o.o. Group
  - Orlen Oil Sp. z o.o. (parent company)
  - Orlen Oil Cesko s.r.o. (full consolidation)
  - Platinum Oil Mazowsze Sp. z o.o. (full consolidation)
  - Petro – Oil Lubelskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro – Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro – Oil Małopolskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro – Oil Podlaskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro – Oil Pomorskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro – Oil Śląskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro – Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro – Oil Zachodniopomorskie Centrum Sprzedaży Sp. z o.o. (equity method)
  - Petro – Oil Łódzkie Centrum Sprzedaży Sp. z o.o. (equity method)
- Orlen Petro – Tank Sp. z o.o.
- Orlen Transport Kędzierzyn-Koźle Sp. z o.o.
- Petrotel Sp. z o.o.
- Anwil S.A. Group
  - Anwil S.A. (parent company)
  - Przedsiębiorstwo Inwestycyjno – Remontowe Remwil Sp. z o.o. (full consolidation)
  - Przedsiębiorstwo Produkcyjno – Handlowo – Usługowe Pro – Lab Sp. z o.o. (full consolidation)
  - Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o. (full consolidation)
  - Spolana a.s. (full consolidation)
  - Wircom Sp. z o.o. (equity method)
  - Eko-Dróg Sp. z o.o. (equity method)
  - Apex-Elzar Sp. z o.o. (equity method)

- Prof-Med Sp. z o.o. (equity method)
- Arbud Sp. z o.o. (equity method)
- Agro Azoty II Włocławek Sp. z o.o. (shown as held for sale)

- Rafineria Trzebinia S.A. Group
  - Rafineria Trzebinia S.A. (parent company)
  - Energomedia Sp. z o.o. (full consolidation)
  - Euronaft Trzebinia Sp. z o.o. (full consolidation)
  - Fabryka Parafin Nafto Wax Sp. z o.o. (full consolidation)
  - EkoNaft Sp. z o.o. (full consolidation)
- Rafineria Nafty Jedlicze S.A. Group
  - Rafineria Nafty Jedlicze S.A. (parent company)
  - Raf-Energia Sp. z o.o. (full consolidation)
  - Raf-Koltrans Sp. z o.o. (full consolidation)
  - Raf-Remat Sp. z o.o. (full consolidation)
  - Raf-Ekologia Sp. z o.o. (full consolidation)
  - Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A. (full consolidation)
- Inowrocławskie Kopalnie Soli „Solino" S.A.
- Unipetrol a.s. Group
  - Unipetrol a.s. (parent company)
  - Chemopetrol a.s. Group (full consolidation)
    - ➢ Chemopetrol a.s. (parent company)
    - ➢ Unipetrol – Dobrava a.s. (full consolidation)
  - Kaucuk a.s. (in income statement full consolidation, in balance sheet presented as held for sale)
  - Unipetrol Trade a.s. Group (full consolidation)
    - ➢ Unipetrol Trade a.s. (parent company)
    - ➢ Chemapol (Schweiz) AG (full consolidation)
    - ➢ Unipetrol Austria HmbH (full consolidation)
    - ➢ Aliachem Verwaltungs GmbH Group (full consolidation)
      - Aliachem Verwaltungs GmbH (parent company)
      - Unipetrol Deutschland GmbH (full consolidation)
      - Aliapharm Gmbh Frankfurt (full consolidation)
    - ➢ Unipetrol Chemicals Iberica S.A. (full consolidation)
  - Unipetrol Rafinerie a.s. Group (full consolidation)
    - ➢ Unipetrol Rafinerie a.s. (parent company)
    - ➢ Uniraf Slovensko s.r.o. (full consolidation)
  - Benzina a.s. Group (full consolidation)
    - ➢ Benzina a.s. (full consolidation)
    - ➢ Benzina Trade a.s. (full consolidation)
    - ➢ Petrotrans a.s. (full consolidation)

- Paramo a.s. (full consolidation)
- Česka Rafinerska a.s. (proportional method)

- Ship-Service S.A. Group
  - Ship-Service S.A. (parent company)
  - Ship Service Agro Sp. z o.o. (full consolidation)
- Orlen Automatyka Sp. z o.o.
- Orlen PetroZachód Sp. z o.o.
- Orlen Petrogaz Wrocław Sp. z o.o.
- Petrolot Sp. z o.o.
- Orlen Projekt S.A.
- Orlen Wir Sp. z o.o.
- Orlen Administracja Sp. z o.o.
- Orlen Eko Sp. z o.o.
- Orlen Księgowość Sp. z o.o.
- Orlen Prewencja Sp. z o.o.
- Orlen Upstream Sp. z o.o.
- Etylobenzen Płock Sp. z o.o.
- Orlen Holding Malta Ltd. Group
  - Orlen Holding Malta Ltd. (parent company)
  - Orlen Insurance Ltd. (full consolidation)
- AB Mazeikiu Nafta Group (full consolidation)
  - AB Możejki Nafta (parent company)
  - UAB Juodeikių nafta (full consolidation)
  - UAB Uotas (full consolidation)
  - AB Ventus-Nafta (full consolidation)
  - UAB Mažeikių naftos prekybos namai Group (full consolidation)
    - ➢ UAB Mažeikių naftos prekybos namai (parent company)
    - ➢ SIA Mažeiku Nafta Tirdcniecibas nams (full consolidation)
    - ➢ OU Mazeikiu Nafta Trading House (full consolidation)
    - ➢ Mazeikiu Nafta Trading House Sp. z o.o. (full consolidation)
  - Naftelf UAB (equity method)

Joint ventures consolidated on the "proportional consolidation" basis:

- Basell Orlen Polyolefins Sp. z o.o. Group
  - Basell Orlen Polyolefins Sp. z o.o (parent company)
  - Basell Orlen Polyolefins Sprzedaż Sp. z o.o (full consolidation)
- Płocki Park Przemysłowo-Technologiczny S.A.

The following subsidiaries have been subject to consolidation for the first time during the year ended 31 December 2006, as a result of control established by the Parent Company:

- AB Mazeikiu Nafta Group
- Orlen Holding Malta Ltd. Group
- Orlen Prewencja Sp. z o.o.
- Orlen Upstream Sp. z o.o.
- Etylobenzen Płock Sp. z o.o.
- Orlen Księgowość Sp. z o.o.

1.2.2 Entities excluded from consolidation

As at 31 December 2006, the following subsidiaries of the Group were not consolidated:

- Wisła Płock Sportowa S.A.
- Olren Ochrona Sp z o.o.
- Orlen Centrum Serwisowe Sp. z o.o.
- B.H.T. Dromech S.A. w likwidacji
- Centrum Komercjalizacji Technologii Sp. z o.o.
- Centrum Edukacji Sp. z o.o.
- Petromor Sp.z o.o.
- Wecotect Tradin & Consulting GmbH
- Raf – Bit Sp.z o.o.
- Ran – Petromex Sp.z o.o. w likwidacji
- Ran – Watt Sp. z o.o w likwidacji
- Raf – Służba Ratownicza Sp. z o.o.
- Zakładowa Straż Pożarna Sp. z o.o.
- Chemicka Servisni a.s.
- HC Chemopetrol a.s.
- Polymer Institute Brno spol s.r.o.
- Mogul Slovakia s.r.o.
- Vyzlumny ustav anorganicke chemie a.s.
- Unipetrol Services s.r.o.
- Steen Estates s.r.o.
- Unipetrol (UK) Ltd.
- Unipetrol Francec S.A.
- Unipetrol Italia S.A.
- DP Mogul Ukrajina
- Mogul d o.o.
- Motell Sp.z o.o.

- Niezależny Operator Międzystrefowy Sp. z o.o.
- Poilen Sp. z o.o.
- Petro – Oil Seewax Sp. z o.o.
- Petro – Oil CZ s.r.o. – w likwidacji
- Petro-Ukraina Ltd.
- Lubelski Rynek Hurtowy Sp. z o.o.
- Ran-Petromex Sp. z o.o.
- Ran-Watt Sp. z o.o. w likwidacji
- Raf-Bit Sp. z o.o.
- Raf-Służba Ratownicza Sp. z o.o.

1.3 Auditor information

Name:	KPMG Audyt Sp. z o.o.
Registered office:	Warsaw,
Address:	ul. Chłodna 51, 00-867 Warsaw
KRS number.:	0000104753
Registration court:	District Court for the Capital City Warsaw in Warsaw, XII Commercial Department of the National Court Register
Share capital:	PLN 125,000
NIP number:	526-10-24-841

KPMG Audyt Sp. z o.o. is entered in the register of entities authorised to audit financial statements under number 458.

1.4 Legal status

1.4.1 Share capital

Polski Koncern Naftowy Orlen Spolka Akcyjna (the "Parent Company") was incorporated by a Notarial Deed dated 29 June 1993 through transformation of a state-owned enterprise into a joint stock company. The address of the Parent Company's registered office is Plock, Chemikow 7.

In accordance with the resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Parent Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Parent Company changed its name to Polski Koncern Naftowy Orlen Spółka Akcyjna.

On 19 May 1999 the Ordinary General Meeting of Shareholders of the Parent Company adopted a resolution on the merger of the Parent Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN in to the Parent Company in accordance with Art. 463 point 1 of the Commercial Code.

On 7 September 1999 CPN was deregistered and the merger became effective.

According to the Commercial Register the share capital of the Parent Company amounted to PLN 534,636 thousand as at 31 December 2006 divided into 427,709,061 ordinary shares with a nominal value of PLN 1.25 each. On 1 January 2004 - transition date to IFRS as adopted by the European Union the share capital has been restated by an amount of PLN 522,999 thousand in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies". After the restatement share capital presented in the financial statements as at 31 December 2006 amounts to PLN 1,057,635 thousand.

As at 31 December 2006, the shareholder structure was as follows:

Name of the Shareholder	Number of shares	Number of voting rights (%)	Nominal value of shares (Commercial register) PLN '000	Percentage of share capital (%)
Nafta Polska S.A.	74,076,299	17.3%	92,595,374	17.3%
State Treasury	43,633,897	10.2%	54,542,371	10.2%
Bank of New York (as a depositary)	23,919,466	5.6%	29,899,333	5.6%
Others	286,079,399	66.9%	357,599,249	66.9%
	427,709,061	100.0%	534,636,327	100.0%

1.4.2 Management of the Parent Company

The Management Board is responsible for management of the Parent Company.

At 31 December 2006, the Management Board of the Parent Company comprised the following members:

- Igor Chalupec - President of the Management Board, Chief Executive Officer
- Cezary Filipowicz - Vice President of the Management Board, Upstream and Crude Procurement
- Wojciech Heydel - Vice President of the Management Board, Sales
- Potr Kownacki - Vice President of the Management Board, Audit and
- Regulations
- Jan Maciejewicz - Vice President of the Management Board, Cost Management
- Cezary Smorszczewski - Vice President of the Management Board, Chief Investment Officer
- Paweł Szymański - Member of the Management Board, Chief Financial Officer
- Krzysztof Szwedowski - Member of the Management Board, Organization and Support Function.

During 2006 the following changes in the Management Board of the Company occurred:

On 21 December 2005, the Supervisory Board of PKN ORLEN S.A., after a motion of Minister of State Treasury, appointed Mr Cezary Stanisław Filipowicz to the position of Vice-President of the Management Board of PKN ORLEN S.A, effective 2 January 2006.

The Supervisory Board of PKN ORLEN S.A., at the meeting held on 31 March 2006, recalled Mr Dariusz Witkowski from the position of the Member of the Management Board, effective from 31 March 2006. Simultaneously the Supervisory Board appointed Mr Krzysztof Szwedowski to the position of the Member of the Management Board of PKN ORLEN S.A., effective from 31 March 2006.

On 17 October 2006, the Supervisory Board appointed Mr Piotr Kownacki to the position of the Member of the Management Board of PKN ORLEN S.A., effective 23 October 2006.

After 31 December 2006 there were the following changes in the Management Board of PKN Orlen S.A.:

On 18 January 2007, the Supervisory Board of PKN ORLEN S.A., acting in accordance with par. 8 section 11 point 1 of the PKN ORLEN S.A. Articles of Association, dismissed Mr Igor Chalupec from the position of the President of the PKN ORLEN S.A. Management Board, effective from 18 January 2007. Mr Igor Chalupec held position of the President the PKN ORLEN S.A. Management Board from 1 October 2004.

At the same time, the Supervisory Board of PKN ORLEN S.A. appointed Mr Piotr Kownacki, the Vice President of the Company responsible for Audit and Regulations at that date, to the position of the President of the PKN ORLEN S.A. Management Board.

On 15 March 2007, the Supervisory Board of PKN ORLEN S.A., acting on the basis of par. 8 section 11 point 1 of the PKN ORLEN S.A. Articles of Association, dismissed at the request of the person concerned Mr Jan Maciejewicz from the position of the Vice President of the Management Board responsible for Cost Management, effective from 15 March 2007. Besides, following the motion of the President of the PKN ORLEN S.A. Management Board, the Supervisory Board dismissed Mr Cezary Smorszczewski from the position of the Vice President of the Management Board, Chief Investment Officer, effective from 15 March 2007. At the same time, following the motion of the President of the PKN ORLEN S.A. Management Board, the Supervisory Board of PKN ORLEN S.A. appointed Mr Krystian Pater to the position of the Member of the PKN ORLEN S.A. Management Board.

As at the date of publication of this report the Management Board of the Company comprised the following members:

- Piotr Kownacki - President of the Management Board, Chief Executive Officer
- Cezary Filipowicz - Vice President of the Management Board, Upstream and Crude Procurement
- Wojciech Heydel - Vice President of the Management Board, Sales
- Krystian Pater - Member of the Management Board, Production
- Paweł Szymański - Member of the Management Board, Chief Financial Officer
- Krzysztof Szwedowski - Member of the Management Board, Organization and Support Function.

1.4.3 Scope of activities

The business activities listed in the Parent Company's Statute include the following:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products,
- domestic and foreign trade on own account, on commission and as a consignee, including in particular: trade in crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods,
- research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, water and by pipeline,
- transportation activity including road, rail, water and pipeline transport,
- storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylization, dyeing and blending of components,

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- purchase, trade and processing of used lubricant oils and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation,
- metal production and manufacturing of plastics,
- operation of petrol stations, bars, restaurants and hotels,
- capital investment activities, in particular: purchasing and trade in shares and interests in domestic and foreign trade,
- activities in the area of accounting and bookkeeping as well as activities related to databases and its processing,
- providing services in respect of the clearance of electronic fuel cards.

The business activities subsidiaries and joint ventures, included in the Group, according to the Statutes include the following:

- Orlen Deutschland AG – trading
- Orlen Gaz Sp. z o.o. – trading
- Orlen PetroCentrum Sp. z o.o. – trading
- Orlen Medica Sp. z o.o. – services
- Orlen Budonaft Sp. z o.o. services
- Orlen Powiernik Sp. z o.o. – financial services
- Orlen KolTrans Sp. z o.o. – transport services
- Orlen Transport Szczecin Sp. z o.o. – transport services
- Orlen Asfalt Sp. z o.o. – production
- Orlen Petroprofit Sp. z o.o. Group – trading, production
- Orlen Morena Sp. z o.o. – trading
- Raf Trans Sp. z o.o. – services
- Orlen Transport Kraków Sp. z o.o. – transport services
- Orlen Transport Płock Sp. z o.o. – transport services
- Orlen Transport Nowa Sól Sp. z o.o. – transport services
- Orlen Transport Słupsk Sp. z o.o. – transport services
- Orlen Laboratorium Sp. z o.o. – services
- Orlen Transport Olsztyn Sp. z o.o. – transport services
- Orlen– Oil Sp. z o.o. Group – production, trading
- Orlen Petro – Tank Sp. z o.o. – trading, services
- Orlen Transport Kędzierzyn-Koźle Sp. z o.o. – transport, services
- Petrotel Sp. z o.o. – services
- Anwil S.A. Group – production, trading
- Rafineria Trzebinia S.A. Group – production, trading
- Rafineria Nafty Jedlicze S.A. Group – production
- Inowrocławskie Kopalnie Soli „Solino" S.A. – production, services

- Unipetrol a.s. Group – production, trading
- Ship-Service S.A. Group – trading, services
- Orlen Automatyka Sp. z o.o. – production, services
- Orlen PetroZachód Sp. z o.o. – trading
- Petrolot Sp. z o.o. – trading, services
- Orlen Projekt S.A. – services
- Orlen Wir Sp. z o.o. – production, services
- Orlen Administracja Sp. z o.o. – services
- Orlen Eko Sp. z o.o. – services
- Orlen Księgowość Sp. z o.o. – services
- Orlen Prewencja Sp. z o.o. – services
- Orlen Upstream Sp. z o.o. – exploration, services
- Etylobenzen Płock Sp. z o.o. – production
- Orlen Holding Malta Ltd. Group – investment, insurance
- AB Mazeikiu Nafta Group - production, trading

1.5 Prior period consolidated financial statements

The consolidated financial statements for the financial year ended 31 December 2005 were audited by KPMG Audyt Sp. z o.o. and received an unqualified opinion.

The consolidated financial statements were approved at the General Meeting on 27 June 2006.

The closing balances as at 31 December 2005 have been properly recorded as the opening balances of the audited year.

The consolidated financial statements were submitted to the Registry Court on 28 August 2006 and were published in Monitor Polski B no. 334 on 22 February 2007.

1.6 Audit scope and responsibilities

This report was prepared for the General Meeting of PKN ORLEN S.A. Group, seated in Płock, 7 Chemików Street and relates to the consolidated financial statements comprising: the consolidated balance sheet as at 31 December 2006, with total assets and total liabilities and equity of PLN 45,419,084 thousand, the consolidated profit and loss account for the year then ended with a net profit of PLN 2,060,198 thousand, the consolidated statement of changes in equity for the year then ended with an increase in equity of PLN 2,269,574 thousand, the consolidated cash flow statement for the year then ended with an increase in cash amounting to PLN 1,224,559 thousand, and the notes to the consolidated financial statements, comprising of a summary of significant accounting policies and other explanatory notes.

The audited Company prepares its financial statements in accordance with International Financial Reporting Standards as adopted by the European Union on the basis of the decision of Extraordinary General Meeting dated 30 December 2004.

The consolidated financial statements have been audited in accordance with the contract dated 30 May 2005, concluded on the basis of the resolution of Supervisory Board dated 21 January 2005 on the appointment of the auditor.

We conducted the audit in accordance with section 7 of the Accounting Act, the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing.

We audited the consolidated financial statements in the Parent Company's head office during the period from 1 March 2007 to 18 April 2007.

Management of the Parent Company is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with other applicable regulations.

Our responsibility is to express an opinion, and to prepare a supplementing report, on the financial statements.

The Management Board of the Parent Company submitted a statement, dated the same date as this report, as to the true and fair presentation of the consolidated financial statements presented for audit, which confirmed that there were no undisclosed matters which could significantly influence the information presented in the consolidated financial statements.

All our requests for additional documents and information necessary for expressing our opinion and preparing the report have been fulfilled.

KPMG Audyt Sp. z o.o., the members of its Management Board and Supervisory Board and other persons involved in the audit of the consolidated financial statements fulfil independence requirements from the companies included in the Group. The scope of the work planned and performed has not been limited in any way. The method and scope of our audit is detailed in working papers prepared by us and retained in the offices of KPMG Audyt Sp. z o.o.

1.7 Information on audits of the financial statements of the consolidated companies

1.7.1 Parent Company

The financial statements of the Parent Company for the year ended 31 December 2006 were audited by KPMG Audyt Sp. z o.o., certified auditor number 458, and received an unqualified opinion.

1.7.2 Other consolidated entities

Entity's name	Authorised auditor	Type of auditor's opinion
Basell Orlen Polyolefins Sp. z o.o. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Automatyka Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion

Entity's name	Authorised auditor	Type of auditor's opinion
Orlen Budonaft Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "Negative net equity resulting from incurred losses. In order to improve liquidity of the company – PKN ORLEN S.A. – the sole shareholder of the company, granted long term loan of PLN 7,232.0 thousand, repayable in 2007-2008. The financial situation of the Company in respect of debt repayments is stable at the date of the preparation of those financial statements. The Management Board in additional information accompanying the financial statements listed undertakings realized to improve the situation. However there is essential uncertainty regarding the outcome of these undertakings, mainly regarding sales on the adequate level. If mentioned undertakings were not realized, the Company's ability to continue as a going concern could be threatened."
Orlen Koltrans Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Laboratorium Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Medica Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "In the audited period the company was subject of control of the Control and Security Office of PKN ORLEN S.A. Until the end of our audit we were not provided with the protocols from controls, therefore we cannot state, if any facts were discovered influencing the company's financial position in 2006. The Management Board provided us on 18.01.2007 with the written statement about completeness, reliability and correctness of the audited financial statement and declared that between the balance sheet date and the end of audit no events occurred, that could have materially influenced the financial position of the company and should be included in the audited financial statement."
Orlen Projekt S.A.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Transport Kędzierzyn – Koźle Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Transport Kraków Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "In the introduction to the financial statement the company included the description of disadvantageous tendencies related to the financial position. Special attention was given to the appeal proceedings in front of the Woivodship Administrative Court related to excise tax duties, which may lead to lack of the current liquidity by

MB

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Entity's name	Authorised auditor	Type of auditor's opinion
		the company. As at the date of the opinion, (14.02.2007) it is not possible to assess the outcome of the appeal proceedings. The financial statement does not include the adjustments, which would be necessary, if going concern assumption is not valid. The balance sheet as at 31.12.2006 also presents accumulated losses exceeding sum of reserve capital and half of the company's share capital. According to paragraph 233 point 1 of Polish Commercial Code the Shareholders Meeting is obliged to decide on the company's ability to continue as a going concern."
Orlen Transport Nowa Sól Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "The Company did not create provision for receivables of PLN 2,904,548.44, as it holds security in the form of mortgage on the debtor's property, what is in line with the company's accounting policy and was described on page 3 in point 7 of additional information accompanying the financial statements. In line with the resolution of the Ordinary Shareholders' Meeting number 16/2006 of 7 June, the company started the procedure of purchase of its shares for redemption of retained profit, what was described on page 3, point 9 of additional information accompanying the financial statements. Till the balance sheet date the company purchased 480 shares for the total amount of PLN 444,960.00."
Orlen Transport Olsztyn Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Transport Płock Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Transport Słupsk Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Transport Szczecin Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Wir Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Petrotel Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Deutschland AG	KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft Wirtschaftprüfungs-gesellschaft	Unqualified opinion
Rafineria Nafty Jedlicze S.A. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Morena Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion

Entity's name	Authorised auditor	Type of auditor's opinion
Orlen Petrozachód Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Oil Sp. z o.o. Group	DGA Audyt Sp. z o.o.	Unqualified opinion
Inowrocławskie Kopalnie Soli "Solino" S.A.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Rafineria Trzebinia S.A. Group	KPMG Audyt Sp. z o.o.	Rafineria Trzebinia S.A. Group did not receive an audit opinion till the date of this report.
Unipetrol a.s. Group	KPMG Ceska republika, s.r.o.	Unqualified opinion with the following emphasis of matter: "There is a dispute between the company and DEZA a.s. relating to the sale of shares in AGROBOHEMIE a.s. and SYNTHESIA a.s. The result of this dispute is uncertain and there may be a significant negative effect on the value of these shares. No impairment charge has been established in respect of these shares (carrying amount of CZK 3,654 million at 31 December 2006) and no provision has been established in respect of possible penalties."
Orlen Prewencja Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Administracja Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Płocki Park Przemysłowo-Technologiczny S.A.	DGA Audyt Sp. z o.o.	Unqualified opinion with the following emphasis of matter: "We draw your attention that, as described in the introduction to the financial statement and in note 13 par. 1 of additional information accompanying the financial statements, the Company has as at the balance sheet date contingent liabilities of PLN 6,682.0m thousand, resulting from the decision of President of Płock regarding consent to cut trees and shrubs on the condition that the new one will be planted. The Company may claim the redemption of imposed payments after 3 years term from the date of the decision if the conditions listed in those decisions would be met."
Orlen Księgowość Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion
Orlen Insurance Ltd.	KPMG Malta	Unqualified opinion
Orlen Petroprofit Sp. z o.o. Group	KPMG Audyt Sp. z o.o.	Qualified opinion: "The group possesses two different valuations of solid reclamation costs for part of the group's warehouse bases and petrol stations. The Management Board of the Parent Company ordered the update of the valuation of

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Entity's name	Authorised auditor	Type of auditor's opinion
		reclamation costs. The Management Board of the Parent Company assesses the term of actualization on June 2007. In the light of the above we were not able to assess potential adjustments to the reclamation provision as at 31 December 2006 and their impact on the income statement for 2006, which could be necessary in accordance with International Financial Reporting Standards."
AB Mazeikiu Nafta Group	KPMG Baltics, UAB	Unqualified opinion
Orlen Gaz Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Petro-Tank Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Petrogaz Wrocław Sp. z o.o.	FABER Zespół Biegłych Rewidentów	Unqualified opinion
Anwil S.A. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Petrocentrum Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Asfalt Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Ship-Service S.A. Group	KPMG Audyt Sp. z o.o.	Unqualified opinion
Petrolot Sp. z o.o.	KPMG Audyt Sp. z o.o.	Unqualified opinion
Orlen Eko Sp. z o.o.	DGA Audyt Sp. z o.o.	Unqualified opinion

The financial statements of 21 subsidiaries included in the consolidated financial statements were audited by certified auditors other than KPMG Audyt Sp. z o.o., KPMG Ceska republika, s.r.o., KPMG Baltics, UAB, KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft Wirtschaftprüfungsgesellschaft and KPMG Malta. The total assets presented in the financial statements of these entities as at 31 December 2006 amount to 0,91 % of the total consolidated assets of the Group before consolidation eliminations and the revenues of these entities for the financial year ended 31 December 2006 amount to 0,82 % of the consolidated revenues of the Group, before eliminations of intercompany transactions.

The financial statements of other entities in the Group were not required to be audited for the financial year ended 31 December 2006.

MB

2 Financial analysis of the Group

2.1 Summary of the consolidated financial statements

2.1.1 Consolidated balance sheet

ASSETS	31.12.2006 PLN '000	% of total	31.12.2005 PLN '000	% of total
Non-current assets				
Property, plant and equipment	25,199,681	55.5%	18,510,754	55.4%
Intangible assets	619,783	1.4%	513,167	1.5%
Goodwill	143,704	0.3%	115,447	0.3%
Long-term financial assets	570,932	1.3%	550,984	1.6%
Investments in associates	716,303	1.6%	1,025,077	3.1%
Loans granted	5,272	0.0%	7,145	0.0%
Deferred tax assets	165,928	0.4%	62,131	0.2%
Investment property	34,925	0.1%	11,557	0.0%
Perpetual usufruct of land	87,722	0.2%	76,172	0.2%
Other non-current assets	116,548	0.3%	13,098	0.0%
Total non-current assets	27,660,798	60.9%	20,885,532	62.5%
Current assets				
Inventory	7,398,856	16.3%	6,113,237	18.3%
Trade and other receivables	6,293,672	13.9%	4,777,638	14.3%
Income tax receivable	253,041	0.6%	49,567	0.1%
Short-term investments	7,424	0.0%	104,938	0.3%
Short-term prepayments	121,358	0.3%	145,853	0.4%
Cash and cash equivalents	2,351,320	5.2%	1,126,803	3.4%
Other financial assets	302,007	0.7%	111,899	0.3%
Non-current assets classified as held for sale	1,030,608	2.3%	88,844	0.3%
Total current assets	17,758,286	39.1%	12,518,779	37.5%
TOTAL ASSETS	45,419,084	100.0%	33,404,311	100.0%

LIABILITIES AND SHAREHOLDERS' EQUITY	31.12.2006 PLN '000	% of total	31.12.2005 PLN '000	% of total
Equity				
Share capital	1,057,635	2.3%	1,057,635	3.2%
Share premium	1,227,253	2.7%	1,227,253	3.7%
Hedging reserve	8,506	0.0%	57,334	0.2%
Foreign exchange difference on subsidiaries from consolidation	22,003	0.0%	(156,014)	-0.5%
Retained earnings	16,535,543	36.4%	14,485,629	43.4%
Minority interest	2,731,623	5.9%	2,641,152	7.9%
Total equity	21,582,563	47.4%	19,312,989	57.8%
Liabilities				
Interest-bearing loans and borrowings	6,211,193	13.7%	3,405,978	10.2%
Provisions	814,192	1.8%	956,991	2.9%
Deferred tax liabilities	1,765,761	3.9%	1,020,159	3.1%
Other long-term liabilities	166,997	0.4%	170,725	0.5%
Total long-term liabilities	8,958,143	19.7%	5,553,853	16.6%
Trade and other liabilities and accrued expenses	8,221,395	18.1%	6,684,050	20.0%
Provisions	734,027	1.6%	683,273	2.0%
Income tax liability	106,261	0.2%	35,711	0.1%
Interest-bearing loans and borrowings	4,277,912	9.4%	1,110,819	3.3%
Deferred income	27,060	0.1%	19,265	0.1%
Other short-term financial liabilities	1,315,767	2.9%	4,351	0.0%
Liabilities related to non-current assets classified as held for sale	195,956	0.4%	-	0.0%
Total short-term liabilities	14,878,378	32.8%	8,537,469	25.6%
Total libilities	23,836,521	52.6%	14,091,322	42.2%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45,419,084	100.0%	33,404,311	100.0%

2.1.2 Consolidated profit and loss account

	1.01.2006 - 31.12.2006 PLN '000	% of total sales	1.01.2005 - 31.12.2005 PLN '000	% of total sales
Net sales revenues				
Sales of finished goods	50,089,786		41,015,030	
Excise tax and other charges	(12,405,621)		(12,193,390)	
Revenues from sale of finished goods, net	37,684,165		28,821,640	
Sales of merchandise and raw materials	16,255,925		12,676,620	
Excise tax and other charges	(1,072,901)		(309,993)	
Revenues from sale of merchandise and raw materials, net	15,183,024		12,366,627	
Total sales revenues	52,867,189	100.0%	41,188,267	100.0%
Cost of finished goods sold	(32,160,515)	-60.8%	(22,510,985)	-54.7%
Cost of merchandise and raw materials sold	(13,711,215)	-25.9%	(11,567,863)	-28.1%
Cost of finished goods, merchandise and raw materials sold	(45,871,730)	-86.8%	(34,078,848)	-82.7%
Gross profit on sales	6,995,459	13.2%	7,109,419	17.3%
Distribution expenses	(2,641,239)	-5.0%	(2,391,290)	-5.8%
General and administrative expenses	(1,170,927)	-2.2%	(1,039,333)	-2.5%
Other operating revenues	612,956	1.2%	2,330,291	5.7%
Other operating expenses	(1,221,477)	-2.3%	(1,090,863)	-2.7%
Profit on the sale of all or part of shares of related parties	1,835	0.0%	29,396	0.1%
Profit from operations	2,576,607	4.9%	4,947,620	12.0%
Financial revenues	602,877	1.2%	669,028	1.6%
Financial expenses	(670,838)	-1.3%	(480,195)	-1.2%
Net financial revenues and expenses	(67,961)	2.1%	188,833	0.5%
Share in profit from investments accounted for under equity method	220,701	0.4%	202,768	0.4%
Profit before tax	2,729,347	5.2%	5,339,221	13.0%
Income tax expense	(669,149)	-1.2%	(701,445)	-1.7%
Net profit for the period	2,060,198	3.9%	4,637,776	11.3%

2.2 Selected financial ratios

	2006	2005	2004
1. Return on sales			
profit for the period x 100% / revenue	3.9%	11.3%	8.3%
2. Debtors' days			
average trade receivables (gross) x 365 days / revenue	30 days	26 days	27 days
3. Debt ratio			
total liabilities x 100% / total equity and liabilities	58.5%	50.0%	36.8%
4. Current ratio			
total current assets / total current liabilities	1.2	1.5	2.0
5. Return on equity			
profit for the period x 100% / equity - profit for the period	10.6%	31.6%	22.9%

- Net revenues are comprised of the sale of finished products, merchandise and raw materials.
- Average trade receivables represent the average of trade receivables at the beginning and at the end of the period, excluding allowances for receivables.

2.3 Interpretation of selected financial ratios

Return on sales/ Return on equity

Due to the decrease in Ural/ Brent differential, lower crack margins on refining products as well as increase in the average commodity price for Brent crude oil the return on sales and the return on equity decreased as compared to 2005 and 2004. The decrease of return on sales and return on equity in 2006 compared to 2005 resulted also from the fact that other operating revenues for the year 2005 included the excess of fair value over the acquisition cost of Unipetrol in the amount of PLN 1,893,688 thousand.

Debtors' days

In 2006 the debtors' days ratio remained on the comparable level to 2005 and 2004.

Debt ratio/ Current ratio

Due to purchase of AB Mazeiku Nafta shares in 2006 and purchase of Unipetrol shares in 2005, both financed mainly by means of credit facilities, the debt ratio has been decreasing in 2005 and 2006 as compared to 2004. The same reason influenced on the decrease of the current ratio.

HB

3 Detailed report

3.1 Accounting principles

The Parent Company maintains current documentation describing the accounting principles applied by the Group and adopted by the Management Board of the Parent Company.

The accounting principles are described in the notes to the consolidated financial statements to the extent required by International Financial Reporting Standards as adopted by the European Union.

Entities included in the Group apply common accounting principles consistent with the accounting principles applied by the Parent Company.

In view of the fact that not all entities being part of the Group apply common accounting principles consistent with the accounting principles applied by the Parent Company, appropriate adjustments to the financial statements of those entities were made to ensure consistency with the accounting principles applied by the Parent Company.

The financial statements of the entities included in the consolidated financial statements were prepared at the same balance sheet date as the financial statements of the Parent Company.

3.2 Basis of preparation of the consolidated financial statements

The consolidated financial statements of the PKN ORLEN S.A. Group were prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with other applicable regulations.

The consolidated financial statements were prepared on the basis of the consolidation documentation prepared in accordance with the requirements of the Decree of the Ministry of Finance dated 12 December 2001 on principles for the preparation of financial statements of related entities by entities other than banks and insurance companies.

3.3 Method of consolidation

The method of consolidation is described in note 4 of the notes to the consolidated financial statements.

3.4 Goodwill arising on consolidation

The method of calculating goodwill arising on consolidation is described in note 7 of the notes to the consolidated financial statements.

MB

3.5 Consolidation of equity and calculation of minority interest

The share capital of the Group is equal to the share capital of the Parent Company.

Other equity items of the Group are determined by adding the equity balances of subsidiaries included in the consolidated financial statements in the proportion reflecting the Parent Company's share in the subsidiaries' equity as at the balance sheet date to the corresponding positions of the equity of the Parent Company.

Only equity of subsidiaries arising after the Parent Company obtained control of the subsidiary is included in the equity of the Group.

Minority interests in subsidiaries included in the consolidated financial statements were determined based on the minority shareholders' share in the subsidiaries' equity as at the balance sheet date.

3.6 Consolidation eliminations

Intercompany balances within the Group were eliminated on consolidation.

Sales between entities and other intercompany operating revenues and expenses and financial revenues and expenses were eliminated on consolidation.

The consolidation eliminations were based on the accounting records of PKN ORLEN S.A. (or subsidiary entities) and agreed with information received from the subsidiaries.

3.7 Notes to the consolidated financial statements

All information included in the notes to the consolidated financial statements, comprising of a summary of significant accounting policies and other explanatory notes, is, in all material respects, presented accurately and completely. This information should be read in conjunction with the consolidated financial statements taken as a whole.

3.8 Report of the Management Board of the Parent Company on the Group's activities

The Report of the Management Board of the Parent Company on the Group's activities includes, in all material respects, the information required by Art. 49 of the Accounting Act and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) and the information is consistent with the consolidated financial statements.

3.9 Information on the opinion of the independent auditor

Based on our audit of the consolidated financial statements of the Group as at and for the year ended 31 December 2006, we have issued an unqualified opinion, with the following emphasis of matter:

"- As disclosed in note no. 37a5 of the accompanying consolidated financial statements, due to the acquisition of assets and liabilities of AB Mazeikiu Nafta Group, the process of establishment of the fair value of acquired assets and liabilities is in progress. In accordance with IFRS 3, the PKN ORLEN S.A. Group may adjust the fair value of acquired net assets of AB Mazeikiu Nafta Group and recalculate the goodwill in relation to the acquisition of AB Mazeikiu Nafta within twelve months of the acquisition date.

- There is a court proceeding between Unipetrol a.s. and DEZA a.s. disclosed in note no. 35t of the accompanying consolidated financial statements relating to the sale of shares in AGROBOHEMIE a.s. and SYNTHESIA a.s. The result of the court proceeding is uncertain and may negatively influence the value of these shares. PKN ORLEN S.A. Group established neither impairment of these shares (the carrying amount of PKN 508,995 thousand at 31 December 2006) nor a provision for possible penalties.

- As disclosed in note no. 35d of the accompanying consolidated financial statements Rafineria Trzebinia S.A. received decisions from the tax authorities stating an excise tax liability for May-August and September 2004 for a total amount of approximately PLN 100 million increased by interest calculated on these liabilities as a result of the tax proceedings. Recently the appeal procedure is pending and the outcome is unknown. In case of an unfavorable result of the above described dispute there is a risk that the tax authorities will question the correctness of the VAT settlements. The estimated potential VAT liability amounts to approximately PLN 22 million. There is also a risk that negative decisions of the tax authorities will be issued in respect to other periods. In the consolidated financial statements as at 31 December 2006 PKN ORLEN S.A. Group did not establish any provisions to cover potential tax liabilities arising in case of an unfavorable outcome for Rafineria Trzebinia S.A. of the above described matter.

- As disclosed in note no. 35d of the accompanying consolidated financial statements relating to the operation of the tax consignment warehouse by Rafineria Trzebinia S.A., as at the date of this opinion Rafineria Trzebinia S.A. does not hold a certificate from the tax authority stating there are no tax arrears. A statement that there are no tax arrears is one of the necessary conditions to apply for a certificate to operate a tax consignment warehouse. As at the date of issuing this opinion Rafineria Trzebinia S.A. does not hold a certificate to operate a tax consignment warehouse after 30 April 2007. The lack of a certificate to operate a tax consignment warehouse after 30 April 2007 would substantially limit the ability of Rafineria Trzebinia S.A. to conduct its activity at the present scope. In the accompanying financial statements for the year ended 31 December 2006, assets and liabilities of Rafineria Trzebinia S.A. Group are valued based on the going concern assumption, in accordance with the accounting principles described in note 4a.

Net assets of Rafineria Trzebinia S.A. Group presented in the accompanying consolidated financial statements of PKN ORLEN S.A. Group amount to PLN 459 million as at 31 December 2006."

....
Certified Auditor no. 10268/7598
Monika Bartoszewicz

....
For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor no. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 18 April 2007

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Consolidated financial statements for the year ended 31 December 2006

prepared in accordance with International Financial Reporting Standards together with an independent auditor's opinion

SECURITIES AND EXCHANGE COMMISSION

Consolidated Annual Report RS 2006
(current year)

(in accordance with § 86 section of the Minister of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)
(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the reporting year 2006, that is for the period from 1 January 2006 to 31 December 2006 which includes consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated In the Polish functional currency (PLN).

on 19 April 2007
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN	**CHEMICAL (che)**
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	PŁOCK
(zip code)	(location)
CHEMIKÓW	7
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	2006	2005	2006	2005
Data in respect of consolidated financial statement				
I. Total sales revenues	52 867 189	41 188 267	13 558 818	10 563 532
II. Profit from operations	2 576 607	4 947 620	660 821	1 268 913
III. Profit before tax	2 729 347	5 339 221	699 994	1 369 347
IV. Net profit attributable to equity holders of the parent	1 985 966	4 578 456	509 340	1 174 234
V. Net cash provided by operating activities	3 693 189	3 663 889	947 190	939 676
VI. Net cash used in investing activities	(6 746 198)	(2 503 176)	(1 730 194)	(641 988)
VII. Net cash provided by / (used in) financing activities	4 277 568	(764 433)	1 097 066	(196 054)
VIII. Net change in cash and cash equivalents	1 224 559	396 280	314 062	101 634
	as of 31 December 2006	as of 31 December 2005	as of 31 December 2006	as of 31 December 2005
IX. Non-current assets	27 660 798	20 885 532	7 219 878	5 451 433
X. Current assets	17 758 286	12 518 779	4 635 176	3 267 587
XI. Total Assets	45 419 084	33 404 311	11 855 054	8 719 020
XII. Long-term liabilities	8 958 143	5 553 853	2 338 208	1 449 638
XIII. Short-term liabilities	14 878 378	8 537 469	3 883 477	2 228 406
XIV. Equity	21 582 563	19 312 989	5 633 369	5 040 976
XV. Share capital *	1 057 635	1 057 635	276 058	276 058
XVI. Equity attributable to equity holders of the parent	18 850 940	16 671 837	4 920 375	4 351 597
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	50,46	45,15	13,17	11,79

* Share capital after revaluation in accordance with IAS 29.

The above data for 2006 and 2005 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 31 December 2006 - 3,8312 PLN/EUR
- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 December 2006) – 3,8991 PLN/EUR.

CONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	Note	31 December 2006	31 December 2005
ASSETS			
Non-current assets			
Property, plant and equipment	5	25 199 681	18 510 754
Intangible assets	8	619 783	513 167
Goodwill	7	143 704	115 447
Long-term financial investments	9	570 932	550 984
Investments in associates	10	716 303	1 025 077
Loans (granted)		5 272	7 145
Deferred tax assets	31	165 928	62 131
Investment property	6	34 925	11 557
Perpetual usufruct of land		87 722	76 172
Other non-current assets	11	116 548	13 098
Total non-current assets		**27 660 798**	**20 885 532**
Current assets			
Inventory	12	7 398 856	6 113 237
Trade and other receivables	13	6 293 672	4 777 638
Income tax receivable		253 041	49 567
Short-term investments	14	7 424	104 938
Short-term prepayments	15	121 358	145 853
Cash and cash equivalents	16	2 351 320	1 126 803
Other financial assets	17	302 007	111 899
Non-current assets classified as held for sale	18	1 030 608	88 844
Total current assets		**17 758 286**	**12 518 779**
Total assets *		**45 419 084**	**33 404 311**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Equity			
Nominal share capital	23	534 636	534 636
Share capital revaluation adjustment	23	522 999	522 999
Share capital	23	**1 057 635**	**1 057 635**
Nominal share premium		1 058 450	1 058 450
Share premium revaluation adjustment	23	168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve		**8 506**	**57 334**
Foreign exchange differences on subsidiaries from consolidation		**22 003**	**(156 014)**
Retained earnings:		**16 535 543**	**14 485 629**
incl. net profit atributable to equity holders of the parent **		**1 985 966**	**4 578 456**
accumulated profit from previous years		-	1 741 958
Total equity (attributed to equity holders of the parent)		**18 850 940**	**16 671 837**
Minority interest	24	2 731 623	2 641 152
Total equity		**21 582 563**	**19 312 989**
Long-term liabilities			
Interest-bearing loans and borrowings	19	6 211 193	3 405 978
Provisions	20	814 192	956 991
Deferred tax liabilities	31	1 765 761	1 020 159
Other long-term liabilities	21	166 997	170 725
Total long-term liabilities		**8 958 143**	**5 553 853**
Short-term liabilities			
Trade and other liabilities and accrued expenses	22	8 221 395	6 684 050
Provisions	20	734 027	683 273
Income tax liability		106 261	35 711
Interest-bearing loans and borrowings	19	4 277 912	1 110 819
Deferred income		27 060	19 265
Other short-term financial liabilities		1 315 767	4 351
Liabilities related to non-current assets held for sale		195 956	-
Total short-term liabilities		**14 878 378**	**8 537 469**
Total liabilities and shareholders' equity *		**45 419 084**	**33 404 311**

* increase of assets and liabilities due to a to acquisition of Mazeikiu Group
** including in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN 1,893,688 thousand

CONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)

	Note	for the year ended 31 December 2006	for the year ended 31 December 2005
Operating activities			
Net sale revenues			
Sales of finished goods		50 089 786	41 015 030
Excise tax and other charges		(12 405 621)	(12 193 390)
Revenues from sale of finished goods, net		37 684 165	28 821 640
Sales of merchandise and raw materials		16 255 925	12 676 620
Excise tax and other charges		(1 072 901)	(309 993)
Revenues from sale of merchandise and raw materials, net		15 183 024	12 366 627
Total sales revenues		**52 867 189**	**41 188 267**
Cost of finished goods sold		(32 160 515)	(22 510 985)
Cost of merchandise and raw materials sold		(13 711 215)	(11 567 863)
Cost of finished goods, merchandise and raw materials sold	28	(45 871 730)	(34 078 848)
Gross profit on sales		**6 995 459**	**7 109 419**
Distribution expenses		(2 641 239)	(2 391 290)
General and administrative expenses		(1 170 927)	(1 039 333)
Other operating revenues	29	612 956	2 330 291
Other operating expenses	29	(1 221 477)	(1 090 863)
Profit on the sale of all or part of shares of related parties		1 835	29 396
Profit from operations		**2 576 607**	**4 947 620**
Financial revenues	30	602 877	669 028
Financial expenses	30	(670 838)	(480 195)
Net financial revenues and expenses		**(67 961)**	**188 833**
Share in profit from investments accounted for under equity method		220 701	202 768
Profit before tax		**2 729 347**	**5 339 221**
Income tax expense	31	(669 149)	(701 445)
Net profit		**2 060 198**	**4 637 776**
incl.			
Minority interest		74 232	59 320
Net profit attributable to equity holders of the parent		**1 985 966**	**4 578 456**

CONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	Note	for the year ended 31 December 2006	for the year ended 31 December 2005
Cash flows - operating activities			
Net profit		**2 060 198**	**4 637 776**
Adjustments for:			
Share in profit from investments accounted for under equity method		(220 701)	(202 768)
Depreciation		2 108 127	1 779 944
Interest and dividend, net		190 981	103 365
Income tax expense		669 149	701 445
Profit on investing activities		(125 696)	(126 145)
(Increase) in receivables	25	(837 741)	(357 935)
(Increase) in inventories	25	(312 738)	(1 805 325)
Increase in liabilities and accruals	25	657 719	1 335 631
Increase in provisions	25	(38 003)	586 996
Other*		323 863	(2 196 107)
Income tax paid		(781 969)	(793 188)
Net cash provided by operating activities		**3 693 189**	**3 663 889**
Cash flows - investing activities			
Acquisition of property, plant and equipment and intangible assets		(1 924 642)	(2 026 495)
Proceeds from the sale of property, plant and equipment and intangible assets		269 546	144 906
Proceeds from the sale of shares		145 147	83 001
Acquisition of shares **		(5 836 507)	(1 607 203)
Acquisition of short-term securities		(338 922)	(159 250)
Proceeds from the sale of short-term securities		436 882	1 172 897
Interest and dividends received		538 215	145 806
Loans repaid/(granted)		4 172	(5 648)
Acquisition of liabilities of the Unipetrol Group		-	(241 174)
Other		(40 089)	(10 016)
Net cash used in investing activities		**(6 746 198)**	**(2 503 176)**
Cash flow - financing activities			
Proceeds from long and short-term borrowings and loans		9 604 293	2 626 670
Repayment of long and short-term borrowings and loans		(5 098 967)	(2 270 894)
Interest paid		(204 369)	(168 222)
Dividends paid		-	(911 020)
Other		(23 389)	(42 967)
Net cash provided by / (used in) financing activities		**4 277 568**	**(764 433)**
Net change in cash and cash equivalents		**1 224 559**	**396 280**
Effect of exchange rate changes		(42)	1 025
Cash and cash equivalents, beginning of the period		**1 126 803**	**729 498**
Cash and cash equivalents, end of the period	16	**2 351 320**	**1 126 803**
incl. cash and cash equivalents not available for use		69 440	100 535

* including in 2005 the excess of fair value over the acquisition cost of shares of Unipetrol a.s. in the amount of PLN (1,893,688) thousand
** including in 2006 the amount of PLN (5,729,186) thousand related to acquisition of Mazeikiu decreased by the amount of cash and cash equivalents taken over and in 2005 the amount of PLN (1,582,169) thousand related to acquisition of Unipetrol Group decreased by the amount of cash and cash equivalents taken over.

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN CONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 485 629**	**2 641 152**	**19 312 989**
Foreign exchange differences on consolidation	-	-	-	-	-	178 017	-	103 860	281 877
Net profit	-	-	-	-	-	-	1 985 966	74 232	2 060 198
Increase in cash flow hedge accounting	-	-	-	-	28 945	-	-	-	28 945
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(5 498)	-	-	-	(5 498)
Decrease in cash flow hedge accounting	-	-	-	-	(89 151)	-	-	-	(89 151)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	16 876	-	-	-	16 876
Change in minority interest	-	-	-	-	-	-	63 267	(85 736)	(22 469)
Other	-	-	-	-	-	-	681	(1 885)	(1 204)
31 December 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**8 506**	**22 003**	**16 535 543**	**2 731 623**	**21 582 563**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**87 648**	**(9 444)**	**10 810 516**	**457 706**	**13 631 314**
Dividend	-	-	-	-	-	-	(911 020)	-	(911 020)
Foreign exchange differences on consolidation	-	-	-	-	-	(146 570)	-	-	(146 570)
Net profit	-	-	-	-	-	-	4 578 456	59 320	4 637 776
Decrease in cash flow hedge accounting	-	-	-	-	(37 546)	-	-	-	(37 546)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	7 232	-	-	-	7 232
Change in minority interest	-	-	-	-	-	-	-	2 124 126	2 124 126
Other	-	-	-	-	-	-	7 677	-	7 677
31 December 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**57 334**	**(156 014)**	**14 485 629**	**2 641 152**	**19 312 989**

The accompanying notes are an integral part of these unconsolidated financial statements

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 2006 and 2005

	2006	2005
Increase/(Decrease) in valuation of financial instruments, net	23 447	(30 314)
Foreign exchange differences on subsidiaries from consolidation	178 017	(146 570)
Other	(1 204)	7 677
Profit/(loss) attributable to equity holders of the Parent recognized directly in equity	200 260	(169 207)
Net profit for the period	2 060 198	4 637 776
Profit recognized in current period and in equity, total	**2 260 458**	**4 468 569**

1. Principle activity of the group

The Parent Company of the Polski Koncern Naftowy ORLEN Capital Group ("Group", "Capital Group") is Polski Koncern Naftowy ORLEN S.A. ("Company", "PKN ORLEN", "Parent"), seated in Płock , 7 Chemikow Street.

The Company was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Parent was registered as Mazowieckie Zaklady Rafineryjne i Petrochemiczne "Petrochemia Plock" S.A. in the District Court in Plock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spolka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spolka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spolka Akcyjna.

According to the Articles of Association dated 22 November 2006, the Parent Company's activity includes:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products,
- domestic and foreign trade on own account, on a commission and as a consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods,
- research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, water and by pipeline,
- storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylization, dyeing and blending of components,
- purchase, trade and processing of used lubricant oils and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation,
- operation of petrol stations, bars, restaurants and hotels,
- capital investment activities, in particular: purchasing and trade of shares and stakes in domestic and foreign trade,
- providing services in respect of the clearance of electronic fuel cards,
- crude oil exploration,
- natural gas exploration.

The Capital Group consists among others of:

- The Capital Group of UNIPETROL, operating in chemical sector in Czech Republic, concentrating on activities related to crude oil processing, fuels distribution, fertilizers production and petrochemical production,
- The Capital Group of AB Mazeikiu Nafta ("Mazeikiu Group") operating in refinery sector in Lithuanian Republic, concentrating on activities related to crude oil processing, fuels distribution,
- The Capital Group of Rafineria Trzebinia S.A., producing mainly fuels, lubricants, industrial oils and paraffin,
- The Capital Group of Rafineria Nafty Jedlicze S.A., producing motor fuels, oils and re-processing of used oils,
- The Capital Group of Anwil S.A., the major client for ethylene from Parent Company, producing mainly nitric fertilizers and PVC,
- ORLEN Asfalt Sp. z o.o., producing and processing of crude oil refining products,
- A German company, ORLEN Deutshland AG, concentrated on liquid fuels trading,
- Inowroclawskie Kopalnie Soli "Solino" S.A., mining and processing of salt as well as storing crude oil and fuels,
- The Capital Group of SHIP-SERVICE S.A., ship servicing in sea harbors, loading and storing of goods,
- ORLEN Upstream Sp. z o.o., concentrated on obtaining the access to the crude oil resources
- The Capital Group of ORLEN Holding Malta providing with insurance services in range insurance of property of the PKN ORLEN Group.
- Companies engaged in trading and distribution of refinery products.

(all amounts in PLN thousand)

The Parent Company jointly controls:

- The Capital Group of Basell ORLEN Polyolefins Sp. z o.o. ("BOP"), producer and seller of polyolefins.
- Plocki Park Przemysłowo-Technologiczny, dealing with consulting, management and control in range of economic activity, holding management and management as well as the purchase and sale of real estate on one's own account.

Until the second public offering, completed in July 2000, the Group was primarily controlled, directly or indirectly, by the Polish State Treasury with minority shareholding of employees and others. The State Treasury supervised the Group through its control of the Group's majority shareholder, Nafta Polska S.A. As at 31 December 2006 Nafta Polska S.A. owned directly or indirectly 17.32% of the Company's shares, the Polish State Treasury 10.20%, Bank of New York (as a depositary) held 5.59% shares and other shareholders owned 66.89% of the Company's shares. On 22 January 2007 the Bank of New York decreased its share in the share capital and number of voting rights on the general meeting of PKN ORLEN to the level of 4.95%.

The composition of the Management Board

The composition of the Management Board of the Company as at 31 December 2006 was as follows:

Igor Chalupec - President of the Management Board, General Director
Cezary Filipowicz – Vice-President of the Management Board of Crude Extraction and Trade
Wojciech Heydel - Vice-President of the Management Board of Sales
Piotr Kownacki – Vice-President of the Management Board of Audit and Regulation
Jan Maciejewicz - Vice-President of the Management Board of Cost Management
Cezary Smorszczewski - Vice-President of the Management Board, Chief Investment Officer
Paweł Szymański - Member of the Management Board, Chief Financial Officer
Krzysztof Szwedowski- Member of the Management Board of Organization and the Capital Group

During the year 2006 the following changes in the Management Board of PKN ORLEN S.A. took place:

On 21 December 2005 the Supervisory Board of PKN ORLEN S.A., after a motion of the Minister of State Treasury, appointed Mr Cezary Stanisław Filipowicz to the position of the Vice-President of the Management Board of PKN ORLEN S.A., effective 2 January 2006.

The Supervisory Board of PKN ORLEN S.A., at the meeting held on 31 March 2006, dismissed Mr Dariusz Witkowski from the position of the Member of the Management Board and appointed Mr Krzysztof Szwedowski to the position of the Member of the Management Board of PKN ORLEN S.A., effective 31 March 2006.

On 17 October 2006 the Supervisory Board of PKN ORLEN S.A., appointed Mr Piotr Kownacki to the position of the Vice-President of the Management Board of PKN ORLEN S.A., effective 23 October 2006.

The following changes to the composition of the Management Board took place after 31 December 2006:

On 18 January 2007 the Supervisory Board of PKN ORLEN S.A., with the majority of votes, dismissed Mr Igor Chalupiec from the position of the President of the Management Board, effective from 18 January 2006. Mr. Igor Chalupec held position of the President of the Management Board from 1 October 2004.
At the same time, the Supervisory Board of PKN ORLEN S.A. has appointed Mr. Piotr Kownacki, the Vice President till that day, responsible for Audit and Regulations of PKN ORLEN S.A. Management Board, for the position of the President of the PKN ORLEN S.A. Management Board.

On 15 March 2007 the Supervisory Board of PKN ORLEN S.A., with the majority of votes, dismissed Mr Jan Maciejewicz, on his request, from the position of the Vice-President of the Management Board of Cost Management as well as on request of the President of the Management Board, unanimously, Mr Cezary Smorszczewski from the position of the Vice-President of the Management Board of Capital Investment. Simultaneously, the Supervisory Board of PKN ORLEN S.A., on request of the President of the Management Board, appointed Mr Krystian Pater to the Member of the Management Board of PKN ORLEN S.A.

The Management Board of PKN ORLEN as at the day of publication of the financial statement is as follows:

Piotr Kownacki - President of the Management Board, General Director
Cezary Filipowicz - Vice-President of the Management Board, Upstream and Crude Procurement
Wojciech Heydel - Vice-President of the Management Board, Sales
Krystian Pater - Member of the Management Board, Production
Paweł Szymański - Member of the Management Board, Chief Financial Officer
Krzysztof Szwedowski - Member of the Management Board, Organization and Support Function

(all amounts in PLN thousand)

The Supervisory Board

The composition of Supervisory Board as at 31 December 2006 was as following:

Zbigniew Macioszek - Chairman of the Supervisory Board
Wojciech Pawlak - Deputy Chairman of the Supervisory Board
Konstanty Brochwicz - Donimirski – Member of the Supervisory Board
Robert Czapla – Member of the Supervisory Board
Marek Drac - Tatoń - Member of the Supervisory Board
Raimondo Eggink - Member of the Supervisory Board
Krzysztof Rajczewski – Member of the Supervisory Board
Wiesław Rozłucki - Member of the Supervisory Board
Ryszard Sowiński – Secretary of the Supervisory Board

During the year 2006 the following changes in the Supervisory Board of PKN ORLEN S.A. took place:

On 31 January 2006 the Extraordinary General Shareholders Meeting of PKN ORLEN S.A. dismissed Mr Jacek Bartkiewicz from the position of Chairman of the Supervisory Board and from the Supervisory Board of PKN ORLEN S.A. In addition, the Extraordinary General Shareholders Meeting of PKN ORLEN S.A. dismissed from the positions of Members of the Supervisory Board: Mr Maciej Gierej, Mr Krzysztof Obłój, Mrs Małgorzata Okońska-Zaremba, Mr Adam Sęk and Mr Ireneusz Wesołowski. Simultaneously, the Extraordinary General Shareholders Meeting of PKN ORLEN S.A. appointed to the Supervisory Board of PKN ORLEN S.A.: Mr Dariusz Dąbski to the position of the Chairman of the Supervisory Board of PKN ORLEN S.A., Mr Maciej Mataczyński to the position of independent Member of the Supervisory Board of PKN ORLEN S.A. and Mr Zbigniew Macioszek and Mr Wojciech Pawlak to the positions of Members of the Supervisory Board of PKN ORLEN S.A.

On 28 March 2006 the Management Board of PKN ORLEN S.A. was informed by the Minister of State Treasury that, due to resignation of Mr Adam Maciej Pawłowicz (a representative of the Ministry of State Treasury), he dismissed him from his position in the Supervisory Board of PKN ORLEN S.A. effective 28 March 2006.

On 26 June 2006 the Management Board of PKN ORLEN S.A. was informed on the resignation of Mr Dariusz Dąbski from the position of the Chairman of the Supervisory Board. Mr Dariusz Dąbski was the Chairman of the Supervisory Board from 31 January 2006.

On 27 June 2006 the Ordinary General Shareholders Meeting of PKN ORLEN S.A. dismissed Mr Andrzej Olechowski from the position of the Member of the Supervisory Board of PKN ORLEN S.A. Simultaneously, the Ordinary General Shareholders Meeting of PKN ORLEN S.A. appointed Mr Maciej Mataczyński, the Member of the Supervisory Board of PKN ORLEN S.A., to the position of the Chairman of the Supervisory Board of PKN ORLEN S.A. as well as Mr Ryszard Sowiński to the Supervisory Board of PKN ORLEN S.A. and Mr Wiesław Rozłucki to the position of independent Member of the Supervisory Board of PKN ORLEN S.A..

On 11 September 2006 the Management Board of PKN ORLEN S.A. was informed by the Minister of State Treasury that, he appointed, on behalf of the shareholder – State Treasury Mr Marek Drac-Tatoń to the Supervisory Board of PKN ORLEN S.A.

On 9 November 2006 Mr. Maciej Mataczyński resigned from the position of the Chairman of the Supervisory Board of PKN ORLEN S.A. with effect from 9 November 2006.

On 30 November 2006 the Extraordinary General Shareholders Meeting of PKN ORLEN S.A. appointed Mr Zbigniew Macioszek, the Member of the Supervisory Board of PKN ORLEN S.A., to the position of the Chairman of the Supervisory Board of PKN ORLEN S.A. and Mr Robert Czapla, Mr Konstanty Brochwicz-Donimirski and Krzysztof Rajczewski to the position of Members of the Supervisory Board of PKN ORLEN S.A.

(all amounts in PLN thousand)

2. Principles of presentation

Information on principles adopted for preparation of financial statement for 2006

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory unconsolidated financial statements in accordance with IFRSs approved by the European Commission.

In preparation of these consolidated financial statements the Group applied International Financial Reporting Standards adopted by the European Union (IFRSs) in force as at 31 December 2006.

The consolidated financial statements are compliant with all IFRS requirements adopted by the EU and present a true and fair view of the Group's financial position as at 31 December 2006 and 31 December 2005, results of its operations and cash flows for the year ended 31 December 2006 and 31 December 2005.

The consolidated financial statements have been prepared assuming that the Group will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as a going concern.

Statement of the Management Board

Under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities, the Management Board of PKN ORLEN hereby honestly and sincerely declares, that to the best of their knowledge, the foregoing consolidated financial statements and comparative data were prepared in compliance with the Group accounting principles in force and that they reflect true and fair view on financial status and financial result of PKN ORLEN Group and that the yearly report of the Management Board presents true overview of development, achievement and business situation of PKN ORLEN Group, including basic risks and exposures.

The consolidated financial statements have been prepared in accordance with accounting principles contained in the International Financial Reporting Standards adopted by the European Union and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal no. 209, item 1744). The statements cover the period from 1 January to 31 December 2006 and the comparative period from 1 January to 31 December 2005.

The Management Board of PKN ORLEN declares that the entity, authorized to audit and conducting the audit of consolidated financial statement, was selected in compliance with the law and that the entity and auditors conducting the audit met the conditions to issue an independent opinion in compliance with relevant regulations of the domestic law.
In compliance with principles of corporate governance (as adopted by the Management Board of PKN ORLEN S.A.) the auditor was selected by the Supervisory Board by means of resolution No 485/2005 of 21 January 2005 on the selection of an auditor. The Supervisory Board made the selection in order to ensure complete independence and objectivity of the selection itself as well as fulfillment of tasks by the auditor.

Reorganization of the Group

In connection with the Polish Government's Restructuring and Privatization Program for the Polish Oil Sector Companies, the Polish State Treasury, through its holding in Nafta Polska S.A. reorganized the Polish oil sector in the years 1997 - 1999. The existing Group is a result of this reorganization of several significant operating companies, which were all under the common control of Nafta Polska S.A. and the Polish State Treasury.

In particular, this reorganization included the following significant transactions:

- before the merger of Centrala Produktow Naftowych "CPN" S.A. ("CPN") with Petrochemia Plock:
  - separation of Dyrekcja Eksploatacji Cystern Sp. z o.o. from CPN – the entity dealing with operating of railway tanks for crude oil products transportation,
  - sales of shares in Naftobazy Sp. z o.o by CPN – operator of large warehouse facilities used to store crude oil products.
- acquisition of refineries: Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze S.A.,
- merger of Petrochemia Plock S.A. with Centrala Produktow Naftowych "CPN" S.A. – the main distributor in the area of retail sales of fuels in Poland.

(all amounts in PLN thousand)

To the extent of the Polish State Treasury's control over the restructured Polish oil sector companies, these transactions were presented as if they were under common control using the pooling of interests' method according to International Accounting Standard No 22 "Business Combinations" (IAS 22).

Entities included in consolidated financial statements

These consolidated financial statements for the periods ended 31 December 2006 and 31 December 2005 include following entities within the Group located in Poland, Germany, Czech Republic, Lithuania and Malta:

	Share in total voting rights[1)] 31 December 2006	31 December 2005
	(in full %)	
PKN ORLEN S.A.	Parent Company	
ORLEN Deutschland AG	100%	100%
ORLEN Gaz Sp. z o.o.	100%	100%
ORLEN PetroCentrum Sp. z o.o.	100%	100%
ORLEN Medica Sp. z o.o.	100%	100%
ORLEN Budonaft Sp. z o.o.	100%	100%
ORLEN Powiernik Sp. z o.o.	100%	100%
ORLEN KolTrans Sp. z o.o.	100%	100%
ORLEN Transport Szczecin Sp. z o.o.	100%	100%
ORLEN ASFALT Sp. z o.o. (formerly Bitrex Sp. z o.o.)	100% / (95,99%) [5)]	100%
ORLEN Petroprofit Sp. z o.o. Group	100%	100%
including:		
Petro-oil Lubelskie Centrum Sprzedaży Sp. z o.o.	76%	76%
Petrooktan Sp z o.o.	-	51%
ORLEN Morena Sp. z o.o.	100%	100%
Raf Trans Sp. z o.o.	-	99%
ORLEN Transport Kraków Sp. z o.o.	98%	98%
ORLEN Transport Płock Sp. z o.o.	98%	98%
ORLEN Transport Nowa Sól Sp. z o.o.	97%	97%
Zakład Budowy Aparatury S.A.	-	97%
ORLEN Transport Słupsk Sp. z o.o.	97%	97%
ORLEN Laboratorium Sp. z o.o.	95%	95%
including:		
RAF-LAB Sp. z o.o.	-	100%
ORLEN Transport Olsztyn Sp. z o.o.	95%	95%
ORLEN– Oil Sp. z o.o. Capital Group	100% / (88,87%) [5)]	96%
Orlen Oil Cesko s.r.o.	100%	100%
Platinum Oil Mazowsze Sp. z o.o.	100%	99%
ORLEN Petro – Tank Sp. z o.o.	90%	90%
ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	94%	94%
Petrotel Sp. z o.o.	75%	75%
Anwil S.A. Group	84%	84%
including:		
Przedsiębiorstwo Inwestycyjno – Remontowe Remwil Sp. z o.o.	100%	100%
Przedsiębiorstwo Produkcyjno – Handlowo – Usługowe Pro – Lab Sp. z o.o.	99%	99%
Przedsiębiorstwo Usług Specjalistycznych i Projektowych Chemeko Sp. z o.o.	56%	56%
Spolana a.s.	82% / (100%) [5)]	-

(all amounts in PLN thousand)

Rafineria Trzebinia S.A. Group	77%	77%
including:		
Energomedia Sp. z o.o.	100%	100%
Euronaft Trzebinia Sp. z o.o.	100%	100%
Fabryka Parafin Nafto Wax Sp. z o.o.	100%	100%
EkoNaft Sp. z o.o.	99%	99%
Rafineria Nafty Jedlicze S.A. Group	75%	75%
including:		
RAF – ENERGIA Sp. z o.o.	100%	100%
RAF – KOLTRANS Sp. z o.o.	100%	100%
RAF – REMAT Sp. z o.o.	96%	96%
RAF – EKOLOGIA Sp. z o.o.	93%	93%
Konsorcjum Olejów Przepracowanych – Organizacja Odzysku S.A.	81%	81%
Inowrocławskie Kopalnie Soli „Solino" S.A.	71%	71%
Unipetrol a.s. Group [4]	63%	63%
including:		
CHEMOPETROL a.s. including:	100%	100%
UNIPETROL - DOBRAVA a.s.	100%	100%
KAUCUK a.s.	100%	100%
UNIPETROL TRADE a.s. including:	100%	100%
CHEMAPOL (SCHWEIZ) AG	100%	100%
UNIPETROL AUSTRIA HmbH	100%	100%
ALIACHEM VERWALTUNGS GmbH	100%	100%
UNIPETROL DEUTSCHLAND GmbH :	100%	100%
ALIAPHARM GmbH FRANKFURT	100%	100%
UNIPETROL CHEMICALS IBERICA S.A.	100%	100%
UNIPETROL RAFINERIE a.s. including:	100%	100%
UNIRAF SLOVENSKO s.r.o.	100%	-
BENZINA a.s. including:	100%	100%
BENZINA Trade a.s.	100%	100%
PETROTRANS a.s.	100%	100%
SPOLANA a.s.	-	82%
PARAMO a.s.	50%	74%
Česka Rafinerska a.s. [3]	51%	51%
Ship-Service S.A. Group [1]	56%	56%
including:		
Bor – Farm Sp. z o.o.	-	100%
Ship Service Agro Sp. z o.o.	100%	100%
ORLEN Automatyka Sp. z o.o.	52%	52%
ORLEN PetroZachód Sp. z o.o.	100%	52%
ORLEN Petrogaz Wrocław Sp. z o.o.	100%	52%
Petrolot Sp. z o.o.	51%	51%
ORLEN Projekt S.A.	51%	51%
ORLEN Wir Sp. z o.o.	51%	51%
Basell Orlen Polyolefins Sp z o.o. Group [3]	50%	50%
including:		
Basell Orlen Polyolefins Sprzedaż Sp. z o.o.	100%	100%
ORLEN Administracja Sp. z o.o. [4]	100%	-
ORLEN EKO Sp. z o.o. [4]	100%	-
Płocki Park Przemysłowo-Technologiczny S.A. [3][4]	50%	-
ORLEN Księgowość Sp. z o.o. [4]	100%	-
ORLEN Prewencja Sp. z o.o. [4]	100%	-
ORLEN Upstream Sp. z o.o. [4]	100%	-
Etylobenzen Płock Sp. z o.o. [4]	51%	-
ORLEN Holding Malta Ltd. Group [4]	100%	-
including:		
ORLEN Insurance Ltd.	100%	-

(all amounts in PLN thousand)

Mazeikiu Group [4]	84% / (100%) [5]	-
including:		
UAB Juodeikių nafta	100%	-
UAB Uotas	100%	-
AB Ventus-Nafta	99%	-
UAB Mažeikių naftos prekybos namai Group:	100%	-
including:		
SIA Mažeiku Nafta Tirdzniecibas nams	100%	-
OU Mazeikiu Nafta Trading House	100%	-
Mazeikiu Nafta Trading House Sp. z o.o.	100%	-

[1] Share in total voting rights is equal to share in equity except for share in equity in Ship Service S.A. Group, where it accounts for 61%;
[2] The Group consolidated starting with II quarter 2005
[3] Entities consolidated using the proportionate method of consolidation
[4] The Group/Entity consolidated starting with IV quarter of 2006
[5] (%) share in consolidated financial data

3. Functional currency and presentation currency of financial statements and methods applied to translation of data denominated in foreign currencies

a. Functional currency and presentation currency

Functional currency of the Parent and presentation currency of the foregoing consolidated financial statements is Polish zloty.
Financial statements of foreign entities, for consolidation purposes, are translated into Polish zloty using the following procedures:
- assets and liabilities of each presented balance sheet are translated at the closing rate at the given balance sheet date;
- respective items in the income statement are translated at exchange rates at the dates of the transactions. All resulting exchange differences are recognized as a separate component of equity.

b. Methods applied to translation of data denominated in foreign currencies

The financial data denominated in EUR were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2006 –3.8312 PLN / EUR, for 31 December 2005 –3.8598 PLN / EUR,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 31 December 2006 –3.8991 PLN / EUR; for the period from 1 January 2005 to 31 December 2005 the rate was 4.0233 PLN / EUR.

The financial data denominated in CZK were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2006 –0.1393 PLN / CZK, for 31 December 2005 –0.1329 PLN / CZK;
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 31 December 2006 –0.1380 PLN / CZK, for the period from 1 January 2005 to 31 December 2005 the rate was 0.1345 PLN / CZK.

The financial data denominated in USD were translated in line with the following methods:
- particular assets and liabilities – at the closing rate for 31 December 2006 –2,9105 PLN / USD,
- particular income statement items and positions of the statement of cash flows – at the arithmetic average of exchange rates of the period from 1 January 2006 to 31 December 2006 –3.0898 PLN / USD.

4. Applied accounting principles

The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investment properties stated at fair value.

(all amounts in PLN thousand)

a. Accounting principles

Property, Plant and Equipment

Property, plant and equipment, excluding land and investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the item of property, plant and equipment into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.

After initial recognition, property, plant and equipment are depreciated and subject to impairment allowances.

Property, plant and equipment items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment allowances.

Property, plant and equipment acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment allowances.

The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when they are incurred.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives.

Depreciation of property, plant and equipment begins when it is available for use that is from the month it is in the location and condition necessary for it to be capable of operating in the manner intended by the management, over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied periods and depreciation rates is verified periodically (once a year), and respective adjustments are made to the subsequent periods of depreciation. Components of property, plant and equipment which are material for the whole item are depreciated separately in accordance with their economic useful life.

The Group estimates the residual value of property, plant and equipment. The residual value is the net amount which the Group would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life. The residual value is not subject to depreciation and is reviewed periodically (once a year).

The following useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analyzed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount by an appropriate allowance. The recoverable amount of property, plant and equipment reflects the higher of net selling price and value in use. Impairment allowances are recognized as other operating costs in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.
Assets used under lease, tenancy, rental or similar contracts which meet the criteria defined in IAS 17, "Leases", are regarded as non-current assets and recognized at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets being depreciated are consistent with normal depreciation policies applied for similar Group owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the shorter of the lease term and the asset's economic useful life.

Assets leased out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are initially recognized as long-term receivables and stated at the net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by impairment allowances.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortized.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the cost of the business combination;
- recognizes immediately in the profit and loss any excess remaining after the reassessment in the period in which the business combination was carried out.

Intangible assets

Intangible assets are recognized if it is probable that expected future economic benefits that are directly attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognized at fair value as defined at the business combination date.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortization and impairment allowances. Intangible assets with a definite useful life are amortized when it is available for use that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by the management over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is periodically reviewed, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined by the contract for disposal of the title to the asset; or
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted standard economic useful lives for amortization of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

All intangible assets generated by the Group are not recognized as assets and are recorded in the profit and loss for the period when the related cost has been incurred except for intangible assets arising from development (or from the development phase of an internal project).

Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment once a year.
Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units is decreased to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.
The titles to perpetual usufruct of land obtained under an administrative decision are recognized by the Group at fair value as off balance sheet items.

Investment property

Investment property is initially recognized at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.

Investment property is subject to impairment allowance when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from allowances of the investment property are recognized in the profit and loss in the period when they are made.

Inventories

Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances. The net realizable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.
Cost of usage is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding external financing costs.

Receivables

Trade and other receivables are recognized when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables.
If there is objective evidence that an impairment loss has been incurred, the amount of difference between the asset's carrying amount and the present value of estimated future cash flows is recognized in profit and loss.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sale is recognized when it is probable that the economic benefits associated with the sale transaction will flow to the Group and the amount of revenue can be measured reliably. Sale of goods and merchandise includes excise tax and fuel charges.
The net revenue from the sale of finished goods and merchandise is recognized after deducting value added tax (VAT), excise tax, fuel charges and discounts.
Revenue from the sale of finished goods and merchandise is recognized when the finished goods/merchandise are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjusts the sales revenue.

The revenue is measured at the fair value of the received or due payment.

Revenue from dividends

Dividends are recognized when the shareholder's right to receive payment is established.

Equity

Equity is stated in the accounting records by type, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.

The stated outstanding share capital contributions are recognized as outstanding share capital contributions. Own shares and outstanding share capital contributions decrease the Company's equity.
Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.

Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented by the Group as retained earnings.
Changes in the fair value of cash flow hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.
The amounts arising at profit distribution, transfer from revaluation reserve (the difference between the fair value and the acquisition cost, net of deferred tax, of assets available for sale is transferred to the revaluation reserve if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods), the undistributed result for prior periods and the current period net profit are presented in the financial statements as retained earnings.

Interest-bearing loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest rate method. The difference between the net proceeds and the buyout amount is recognized as financial revenue or cost over the term of the loan or borrowing.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

Retirement benefits and jubilee bonuses

Under the Group's remuneration plans, its employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group creates a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present value of those liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period ended at the last day of the reporting year. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognized in the profit and loss.

Foreign currency transactions

Transactions denominated in foreign currencies are recognized after their translation to the functional currency, at each balance sheet date in the following way:

a) foreign currency monetary items shall be translated using the closing rate;
b) non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction; and
c) non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognized as financial income or expenses in the profit and loss. The foreign exchange differences are stated in the profit and loss in the net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Group intends and has the ability to hold to the maturity date, except for the Group's own receivables and loans. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.
All other financial assets, which are not borrowings or receivables of the Group, are classified as financial assets available for sale.

Financial investments held to maturity are part of non-current assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets measured at fair value through profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognized at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss, are measured at fair value without deduction of the transaction costs and considering their market value as at the balance sheet date. The change in fair value of those financial assets is recognized as financial income or expenses in the profit and loss.

Financial assets held to maturity are measured at amortized cost using the effective interest rate.
Financial assets available for sale are recognized at fair value, without deduction of the transaction costs, and considering their market value at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment allowances, if they have been valued at historical cost.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decrease in the value of financial assets available for sale due to impairment allowances is charged to financial expenses in the profit and loss.

Granted loans are recognized at amortized cost.

Derivatives which are not designated as hedging instruments are classified as financial assets or liabilities at fair value are stated at fair value, considering its changes, through profit and loss.

Derivatives treated as cash flow hedging instruments are carried at fair value with changes in value accounted for in the following way:
- the portion determined to be an effective hedge is recognized directly in equity through the statement of changes in equity;
- the portion determined to be an ineffective hedge is recognized in the profit and loss;
- revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognized in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- is not the hybrid (combined) instrument.

The hybrid (combined) instrument is not measured at fair value and changes in fair value are not recognized in the net profit or loss (i.e. derivative that is embedded in a financial asset or financial liability at fair value through profit and loss is not separated).

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

The Group recognizes financial asset on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.

The financial asset is derecognized when the contractual rights to economic benefits and risk related to this financial asset were executed, expired or the Group transferred the contractual rights and risks.

Derivatives used by the Group in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.
The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.
When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognized asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognized asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion of the gain or loss is recognized in the profit and loss.
The gain or loss from the re-measurement of the derivative instruments at fair value that do not comply with the hedge accounting criteria are recognized directly in the profit and loss.

The Group discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such a case, total gain or loss on the hedging instrument, previously recognized in equity, is recognized in equity until the forecast transaction takes place. If the Group no longer expects the forecast transaction to take place, the total net gain or loss recognized in equity is presented in the financial result of the current period.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.
Deferred tax assets are recognized for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.
Deferred tax liabilities are recognized for all positive temporary tax differences.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to be realized.

Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

Non-current assets held for sale/disposal

Non-current assets held for sale are those which comply with the following criteria:

- a decision was declared by the Company's Management Board for the disposal;
- the assets are available for an immediate sale in their present condition;
- an active program to locate a buyer has been initiated;
- the sale transaction is highly probable and could be settled within 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.
Assets held for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

Provisions

The Group shall recognize a provision when it has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as external financing costs.

Environmental provisions

The Group makes provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Government grants

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognized as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

Liabilities

Trade and other liabilities are stated at the amount due, and financial liabilities, which contractual settlement is to be made by way of issue of non-monetary financial assets or due to exchange for financial instruments, are recognized at fair value.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

Contingent receivables are not recognized in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Operating segments

The scope of financial information in the Group segment reporting is defined based on requirements of IAS 14.

The Group adopted a business segments as the primary reporting format i.e. as the dominant source of risks and benefits related to sale of goods and services. A secondary reporting format is geographical segments that are associated with activity conducted in different geographical areas.

Segment assets (liabilities) are those operating assets (liabilities) that are employed by that segment in operating activity (result from operating activity) and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis.

The segment result is determined at the level of profit from operations. The revenues, result, assets and liabilities of a given segment are defined before inter-segment adjustments are made.

(all amounts in PLN thousand)

For the purpose of this report, the excess of fair value of the acquired net assets over the acquisition cost was allocated to particular business segments results proportionally to the value of segment assets of the Unipetrol Group.

The operations of the Group are divided into three main segments: Refining Segment, Petrochemical Segment and Chemical Segment.

- The Refining Segment comprises crude oil processing as well as wholesale and retail trade in refinery products,
- The Petrochemical Segment encompasses production and sales of petrochemicals,
- The Chemical Segment encompasses production and sales of fertilizers and PVC.

Other operations include mainly support functions in PKN ORLEN, transportation, service and maintenance activities and construction conducted by other subsidiaries of PKN ORLEN S.A..

Segment revenues and assets were defined before inter-segment adjustments. Sales prices in inter-segment transactions are similar to market prices. Segment operating costs have been allocated as appropriate. Other costs which cannot be reliably determined have been included as unallocated expenses of the Group, reconciling total segment results to profit from operations.

The Company's Management Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Company's Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and costs. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.
In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.

Actual results may differ from the estimated values.

The estimations and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Application of the accounting principles

The above principles are applicable for comparative data.

Impact of new Standards and interpretations on the Group's financial statements

Until 31 December 2006 the following new Standards, changes and interpretations to International Financial Reporting Standards were published:
- IFRS 7 "Financial Instruments: Disclosure" – in force from 1 January 2007
- IFRS 8 "Operating Segments" – in force from 1 January 2009
- IAS 1 "Presentation of Financial Statements" – in force from 1 January 2007
- IFRIC 11 – "Group and Treasury Share Transactions" – in force from 1 March 2007
- IFRIC 12 – "Service Concession Arrangements" – in force from 1 January 2008.

Acceptance of IFRS 8, IFRIC 11 and IFRIC 12 by the European Union is pending.
The Group assessed the impact of application of the above interpretations and changes and determined that the changes in IFRS 7, IFRS 8 and IAS 1 might have impact on the presentation of financial statements when applied. According to a preliminary assessment, the most significant influence on the presentation of financial statements would have application of IFRS 8 "Operating Segments". Commencing 1 January 2009, following acceptance of IFRS 8 by European Union, the Group will publish segment data based on management segments.

According to a preliminary assessment, the application of IFRIC 11 and IFRIC 12 would not have a significant influence on the financial statements.

b. Principles of consolidation

Subsidiaries

The Group's consolidated financial statements include Polski Koncern Naftowy ORLEN S.A. and entities under its control. The control is normally evidenced when the Group holds directly or indirectly more than 50% of the voting rights in a company or is able to govern the financial and operating policies of a company so as to benefit from the results of its activity. The minority interest is presented in equity. Net profit attributable to minority shareholders is presented in the profit and loss.
The purchase method is applied at acquisition of shares of business entities. Entities acquired or disposed of over the year are included in the consolidated financial statements from the acquisition date or to the disposal date, respectively.

Investments in associates

Investments in associated companies (overall investments ranging from 20% to 50% in a company's share capital) where the Group exercises significant influence on the financial and operating policies, yet does not have control over them, are accounted for using the equity method. Assessment of the value of investments in associates is performed when there are indications that the asset has been impaired or the impairment allowances recognized in prior years are no longer required.

Investments in jointly controlled entities

Investments in jointly controlled entities where the Group exercises joint control are accounted for using the proportionate method whereby a proportional share in a jointly controlled entity's assets, liabilities, revenues and expenses, after deduction of an impact of mutual transactions and settlements, is presented line by line with similar items in the consolidated financial statements.

Adjustments from consolidation

Intragroup balances and transactions and any related unrealized gains or losses as well as the Group income and expenses are eliminated at preparation of the consolidated financial statements. Unrealized gains resulting from transactions with associates and jointly controlled entities are excluded from the consolidated financial statements proportionally to the Group's share in those entities. Unrealized losses are excluded from the consolidated financial statements in the same manner as unrealized gains, until there are indications of impairment.

(all amounts in PLN thousand)

5. Property, plant and equipment

	31 December 2006	31 December 2005
Land	773 450	726 499
Buildings and constructions	8 839 615	8 067 518
Machinery and equipment	13 629 257	8 116 051
Vehicles and other	875 065	600 048
Construction in progress	1 082 294	1 000 638
Total property, plant and equipment	**25 199 681**	**18 510 754**

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross book value						
1 January 2006	792 255	11 273 174	15 600 629	1 256 077	1 051 702	29 973 837
Increase	39 441	1 023 318	956 284	263 775	1 818 520	4 101 338
Reclassification	-	(32 032)	30 464	1 568	-	-
Decrease	(16 277)	(673 199)	(1 580 885)	(156 947)	(2 079 242)*	(4 506 550)
Increase due to acquisition of Mazeikiu Group	6 700	673 012	6 260 954	203 627	330 615	7 474 908
Foreign exchange differences on Unipetrol Group and Orlen Deutschland	15 857	143 806	357 999	17 147	9 728	544 537
31 December 2006	**837 976**	**12 408 079**	**21 625 445**	**1 585 247**	**1 131 323**	**37 580 070**
1 January 2005	383 008	7 221 806	6 333 928	835 812	2 002 973	16 777 527
Increase	52 746	1 006 949	1 741 177	162 078	1 969 368	4 932 318
Reclassification	-	3 082	(3 749)	667	-	-
Decrease	(31 010)	(136 082)	(269 002)	(80 143)	(3 076 701)	(3 612 938)
Increase due to acquisition of Unipetrol Group	377 794	3 155 815	7 796 749	337 055	155 877	11 823 290
Foreign exchange differences on Orlen Deutschland	9 717	21 604	21 526	610	185	53 642
31 December 2005	**792 255**	**11 273 174**	**15 600 629**	**1 256 077**	**1 051 702**	**29 973 837**
Accumulated depreciation and impairment allowances						
1 January 2006	65 756	3 205 656	7 484 578	656 029	51 064	11 463 083
Depreciation	716	572 156	1 317 523	144 430	-	2 034 825
Other increases	411	6 592	42 020	25 878	-	74 901
Impairment allowances	(3 421)	(89 837)	(215 372)	(1 543)	(2 523)	(312 696)
Reclassification	-	5 727	(4 896)	(831)	-	-
Decrease	(23)	(185 275)	(814 909)	(122 971)	-	(1 123 178)
Foreign exchange differences on Unipetrol Group and Orlen Deutschland **	1 067	53 445	187 244	9 190	488	251 454
31 December 2006	**64 526**	**3 568 464**	**7 996 188**	**710 182**	**49 029**	**12 388 389**
1 January 2005	40 430	1 673 026	3 117 547	421 756	46 526	5 299 285
Depreciation	908	563 350	1 028 977	118 193	-	1 711 428
Other increases	450	14 175	15 547	11 601	-	41 773
Impairment allowances	24 012	181 664	389 718	4 746	(7 151)	592 989
Reclassification	-	1 892	(2 436)	544	-	-
Decrease	(71)	(98 013)	(273 142)	(83 536)	-	(454 762)
Increase due to acquisition of Unipetrol Group	-	864 124	3 197 088	182 264	11 689	4 255 165
Foreign exchange differences on Orlen Deutschland	27	5 438	11 279	461	-	17 205
31 December 2005	**65 756**	**3 205 656**	**7 484 578**	**656 029**	**51 064**	**11 433 083**
Net book value						
1 January 2006	**726 499**	**8 067 518**	**8 116 051**	**600 048**	**1 000 638**	**18 510 754**
31 December 2006	**773 450**	**8 839 615**	**13 629 257**	**875 065**	**1 082 294**	**25 199 681**
1 January 2005	**342 578**	**5 548 780**	**3 216 381**	**414 056**	**1 956 447**	**11 478 242**
31 December 2005	**726 499**	**8 067 518**	**8 116 051**	**600 048**	**1 000 638**	**18 510 754**

* including in 2006 e.g. transfers to specific groups of property, plant and equipment that amounted to PLN 1,956,133 thousand
** including foreign exchange differences related to impaiment allowances in the amount of PLN 26,783 thousand.

(all amounts in PLN thousand)

Impairment allowances for property, plant and equipment as at 31 December 2006 and 31 December 2005 amounted to PLN 571,795 thousand and PLN 857,708 thousand respectively.

In 2006 the Group reviewed economic useful lives of property, plant and equipment applied afore. Should the rates from previous years be applied, depreciation expense would be higher by PLN 28,498 thousand. The gross book value of all fully depreciated property, plant and equipment still in use as at 31 December 2006 amounted to PLN 1,749,347 thousand and as at 31 December 2005 amounted to PLN 1,257,894 thousand.
Impairment allowances disclosed in property, plant and equipment movement table are equal to the amount by which the carrying amount of assets exceeded its recoverable amount. The impairment allowances are charged to other operating expenses. The impairment allowances relate primarily to liquid fuels warehouse bases and petrol stations.
Property, plant and equipment of PLN 1,263,602 thousand and PLN 1,314,215 thousand were used as a pledge for the Group's liabilities as at 31 December 2006 and 31 December 2005, respectively.

6. Investment property

The following changes were recognized in investment property in 2006 and 2005:

	2006	2005
Investment property, beginning of period	11 557	9 122
Property, plant and equipment reclassified	20 943	-
Increase due to entities consolidated for the first time	4 331	-
Purchase of land for resale	-	104
Property, plant and equipment reclassified	(1 445)	-
Fair value of investment property adjustment	(357)	2 331
Sale of land	(104)	-
Investment property, end of period	**34 925**	**11 557**

Investment property of the Group comprise: social-office buildings, partially designated for rent, with a carrying amount of PLN 34,737 thousand as at 31 December 2006 and PLN 11,453 thousand as at 31 December 2005, as well as land in the amount of PLN 188 thousand as at 31 December 2006 and PLN 104 thousand as at 31 December 2005.
Direct operating expenses arising from investment property accounted for PLN 4,943 thousand and PLN 1,016 thousand as at 31 December 2006 and 31 December 2005, respectively, including direct operating expenses that generated rental income of PLN 4,463 thousand and PLN 1,016 thousand, respectively.
The fair value of investment property was assessed and disclosed on the basis of the expertise prepared by an independent asset surveyor, authorized for valuation of investment property and experienced in valuation of investment property of a similar location and qualified within the same category. By virtue of characteristics of the investment property, revenue approach was applied to assess the fair value. Due to variability of revenues in foreseeable future, calculation was based on discounted cash flows method, using 5-year period forecasts. The discount rate reflected the relation, as expected by the buyer, between yearly revenue from an investment property and expenditures required to purchase investment property. Forecasts of discounted cash flows relating to the valued objects consider provisions included in all rent agreements as well as external data, e.g. current market rent charges for objects similarly located, in the same technical condition and standard and designated for similar purposes.

(all amounts in PLN thousand)

7. Goodwill

Goodwill on consolidation	31 December 2006	31 December 2005
Orlen PetroTank Sp. z o.o.	11 298	11 298
ShipService S.A.	3 145	3 145
PetroProfit Sp. z o.o.	1 175	1 175
Orlen Petrozachód Sp. z o.o.	9 886	-
Goodwill on Mazeikiu Group companies	1 301	-
Other	658	2 012
Total goodwill on consolidation	**27 463**	**17 630**

Goodwill on business combination	31 December 2006	31 December 2005
Basell ORLEN Polyolefins Sp. z o.o.	51 146	51 146
Goodwill on Unipetrol Group companies	34 472	35 617
Spolana a.s.	8 218	-
Orlen Deutschland AG	9 256	10 413
Mazeikiu Elektrine	12 509	-
Other	640	641
Total goodwill on business combination	**116 241**	**97 817**
Total	**143 704**	**115 447**

The changes of goodwill in 2006 and 2005 were as follows:	2006	2005
Goodwill on consolidation, beginning of the period	**17 630**	**20 501**
Additions during the period 1 January - 31 December	**316 292**	**629**
Orlen Petrozachód Sp. z o.o.	9 886	-
Mazeikiu Group **	305 105	-
Goodwill on Mazeikiu Group companies *	1 301	-
Other		629
Disposals during the period 1 January - 31 December	**(306 459)**	**(3 500)**
Mazeikiu Group **	(305 105)	
Ship Service S.A.	-	(3 500)
Other	(1 354)	-
Goodwill on consolidation, end of the period	**27 463**	**17 630**

	2006	2005
Goodwill on business combination, beginning of the period	**97 817**	**51 667**
Additions during the period 1 January - 31 December	**20 727**	**46 150**
Mazeikiu Elektrine	12 509	-
Spolana a.s.	8 218	-
Goodwill on Unipetrol Group companies	-	35 617
Orlen Deutschland AG	-	10 413
Other	-	120
Disposals during the period 1 January - 31 December	**(3 932)**	**-**
Goodwill on Unipetrol Group companies	(2 833)	-
Orlen Deutschland AG	(1 099)	-
Effect of exchange rate changes	1 629	-
Goodwill on business combination, end of the period	**116 241**	**97 817**

* goodwill on consolidation on Mazeikiu Group
** goodwill on acquisition of Mazeikiu shares. More information in note 37 a 5

(all amounts in PLN thousand)

8. Intangible assets

	31 December 2006	31 December 2005
Acquired licenses, patents and similar intangible assets	460 148	459 161
Acquired computer software	30 287	24 482
Other *	129 348	29 524
Total intangible assets	**619 783**	**513 167**

* including as at 31 December 2006 the valuation of acquired CO_2 emission rights of Mazeikiu Group amounting of PLN 88,771 thousand

The changes of intangible assets were as follows:

	Acquired computer software	Acquired licenses, patents and similar intangible assets	Other	Total
Gross book value				
1 January 2006	134 077	771 210	54 468	959 755
Increase	11 082	48 559	18 556	78 197
Decrease	(6 598)	(55 249)	(23 153)	(85 000)
Increase due to acquisition of Mazeikiu Group	8 491	1 337	102 916	112 744
Foreign exchange differences on Unipetrol Group and Orlen Deutschland	4 657	14 373	2 219	21 249
31 December 2006	**151 709**	**780 230**	**155 006**	**1 086 945**
1 January 2005	34 940	439 241	5 542	479 723
Increase	4 545	23 952	9 950	38 447
Decrease	(2 818)	(1 300)	(1 767)	(5 885)
Increase due to acquisition of Unipetrol Group	97 410	309 317	40 743	447 470
				-
31 December 2005	**134 077**	**771 210**	**54 468**	**959 755**
Accumulated depreciation and impairment allowances				
1 January 2006	109 595	312 049	24 944	446 588
Depreciation	13 717	49 623	4 627	67 967
Other increases	223	3 990	4 149	8 362
Impairment allowances	-	(33 844)	19	(33 825)
Decrease	(6 144)	(16 633)	(9 019)	(31 796)
Foreign exchange differences on Unipetrol Group and Orlen Deutschland *	4 031	4 897	938	9 866
31 grudnia 2006	**121 422**	**320 082**	**25 658**	**467 162**
1 January 2005	20 337	162 572	2 237	185 146
Depreciation	12 689	46 182	3 272	62 143
Other increases	1 766	3 798	1 516	7 080
Impairment allowances	987	32 596	584	34 167
Decrease	(4 397)	(2 124)	(351)	(6 872)
Increase due to acquisition of Unipetrol Group	78 213	69 025	17 686	164 924
31 December 2005	**109 595**	**312 049**	**24 944**	**446 588**
Net book value				
1 January 2006	**24 482**	**459 161**	**29 524**	**513 167**
31 grudnia 2006	**30 287**	**460 148**	**129 348**	**619 783**
1 January 2005	**14 603**	**276 669**	**3 305**	**294 677**
31 December 2005	**24 482**	**459 161**	**29 524**	**513 167**

* Including foreign exchange differences related to impairment allowances in the amount of PLN 1,331 thousand.

(all amounts in PLN thousand)

Impairment allowances for intangible assets as at 31 December 2006 and 31 December 2005 amounted to PLN 1,832 thousand and PLN 34,326 thousand, respectively.

In 2006 the Group reviewed economic useful lives of intangible assets applied afore. Should the rates from previous years be applied, adjustment to depreciation expense would not be material. The gross book value of all fully depreciated intangible assets still in use as at 31 December 2006 amounted to PLN 218,819 thousand and as at 31 December 2005 amounted to PLN 154,110 thousand.
The titles to perpetual usufruct of land obtained under an administrative decision were recognized by the Group at fair value as off balance sheet items in the amount of PLN 1,042,248 thousand as at the balance sheet date.

As at 31 December 2006 and 31 December 2005 the Group possessed concessions for public services due to which annual concession fees recognized in the profit and loss in a given period are paid.
The Group possesses concessions for the following activities:
- the trade of electrical energy for the period 05.11.1998 – 15.07.2009
- transportation and distribution of electrical energy for the period 05.11.1998 – 15.07.2009
- manufacturing and trade of heating energy for the period 05.11.1998 – 15.04.2013
- transportation and distribution of heat energy for the period 05.11.1998 – 25.02.2010
- manufacturing of electrical energy for the period 05.11.1998 – 15.10.2010

(all amounts in PLN thousand)

9. Financial assets

a) Significant shares in other parties

	Seat	31 December 2006	31 December 2005	Group's interest in capital/ voting rights as at 31 December 2006	Group's interest in capital/ voting rights as at 31 December 2005	Principal activity
Agrobohemie a.s.*	Czech Republic-Prague	263 201	251 169	50.00%	50.00%	wholesale
Synthesia a.s. (former Aliachem a.s.)*	Czech Republic-Pardubice	245 794	234 442	38.90%	38.90%	production of chemicals
Telewizja Familijna **	Poland - Warsaw	26 004	26 004	11.96%/ 9.61%	11.96%/ 9.61%	radio and television related activity
SK Eurochem Sp. z o.o.	Poland - Włocławek	25 203	25 203	17.37%	17.37%	production of chemicals
Naftoport Sp. z o.o.	Poland - Gdańsk	31 026	39 502	14.10%	17.95%	construction, operation and maintenance of loading station for liquid fuels
Other		23 150	47 089			
Total		**614 378**	**623 409**			
Impairment allowance for Telewizja Familijna **		(26 004)	(26 004)			
Other impairment allowances		(17 442)	(46 421)			
Total impairment allowances		**(43 446)**	**(72 425)**			
Net value of significant shares in other parties		**570 932**	**550 984**			

b) Investments held to maturity

	31 December 2006	31 December 2005
Telewizja Familijna S.A. bonds **	26 000	26 000
Impairment allowance**	(26 000)	(26 000)
Net value of investments held to maturity	-	-
Total net value of financial assets	**570 932**	**550 984**

* Share value in CZK does not change. Change during the period is due to translation of value of shares expressed in CZK into PLN.
** On 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was declared; book value of shares and bonds as at 31 December 2006 and 31 December 2005 was fully covered by a relevant allowance.

(all amounts in PLN thousand)

10. Investments accounted for using equity method

As at 31 December 2006 and 31 December 2005 the Group's investments accounted for using equity method were as follows:

	Book value as at		Group's interest in capital/ voting rights	Group's interest in capital/ voting rights	Principal activity
	31 December 2006	31 December 2005	as at 31 December 2006	as at 31 December 2005	
Polkomtel S.A.	687 694	929 035	19.61%	19.61%	rendering mobile telecommunication services
Niezależny Operator Międzystrefowy Sp. z o.o.*	18 033	18 033	35.00%	35.00%	rendering telecommunication services
Płocki Park Przemysłowo-Technologiczny S.A.	-	12 730	-	50.00%	business activity advisory
Other	10 576	65 279			
Total	**716 303**	**1 025 077**			

* Detailed information in Note 35 q

In accordance with IAS 28 "Investments in associates", condensed financial data comprising total assets and liabilities as at 31 December 2006 and 31 December 2005, revenues, financial expenses and profit for 2006 and 2005 in Polkomtel S.A. are described below:

Polkomtel S.A.

	31 December 2006	31 December 2005
Current assets	1 091 960	1 208 938
Non-current assets	6 588 996	6 388 196
Short-term liabilities	2 121 991	830 621
Long-term liabilities	842 176	862 068
Total sales revenues	7 359 014	6 495 963
Profit from operations	1 475 544	1 358 557
Financial expenses	(143 826)	(124 367)
Profit before tax	1 403 347	1 310 746
Income tax expense	(281 677)	(243 641)
Net profit	1 121 670	1 067 105

11. Other non-current assets

	31 December 2006	31 December 2005
Advances for construction in progress	83 467	-
Long term loans granted	22 002	-
Receivalbes due to sale of property, plant and equipment	8 561	5 816
Warranty deposits	-	2 532
Other	2 518	4 750
Total	**116 548**	**13 098**

(all amounts in PLN thousand)

12. Inventories

	31 December 2006	31 December 2005
Raw materials	3 706 674	3 200 388
Work in progress	752 141	714 968
Finished goods	2 495 637	1 840 782
Merchandise	444 404	357 099
Total inventory, net	**7 398 856**	**6 113 237**

The value of inventories valued at net realizable value amounted to PLN 1,388,299 thousand as at 31 December 2006 and PLN 846,202 thousand as at 31 December 2005. The inventory allowances to net realizable value amounted to PLN 74,151 thousand in 2006 and PLN 66,006 thousand in 2005.

As at 31 December 2006 and 31 December 2005 inventories of PLN 185,094 thousand and PLN 157,414 thousand, respectively, were used as a pledge for the Group's liabilities.

Starting from 2002, mandatory reserves are established based on the schedule in accordance with the Minister of Economy Decree (the decree of 19 December 2005 currently in force, Official Journal no 266. item 2240) to arrive at the end of 2008 at the level equal to 76 days of average daily production, import and intra-Community acquisitions less export and intra-Community supplies (in addition the relevant economy Minister is obliged to establish the reserves of liquid fuels in the amount equal to consumption of fuels in 14 days on average in a given year).
The detailed methods of calculation and formation of the mandatory reserves of liquid fuels are contained in the Minister of Economy Decree of 12 May 2006 (Official Journal no 92 item 642).
The new act on reserves of crude oil, refinery products and natural gas and the principles of proceeding in the event of threat to national liquid fuels security and disturbance on the oil market has been signed by the President of the Republic of Poland in March 2007. The act introduces additional provisions in force for the International Energy Agency (IEA). Poland is to become a member of IEA in 2007.
The new act introduced additional provisions such as:

- building up mandatory reserves by additional 10% with regard to the so-called inaccessible reserves,
- changes to methods of calculation of reserves, from quantities sold in the country to net imports of crude oil,
- building up a 30-days reserves of LPG.

Upon consideration of the above one may expect an increase in the cost of maintaining of reserves.

The value of mandatory reserves held by the Company as at 31 December 2006 and 31 December 2005 amounted to PLN 2,701,606 thousand and PLN 1,953,479 thousand, respectively.

13. Trade and other receivables

	31 December 2006	31 December 2005
Trade receivables	4 725 256	4 006 631
Excise tax and fuel charge receivables	215 777	158 649
Taxation, duty and social security receivables	549 676	374 303
Receivables from sale of property, plant and equipment	17 865	55 120
Prepayments for construction in progress	106 473	25 320
Receivables due to insurance compensations of Mazeikiu Group	566 412	-
Other receivables	112 213	157 615
Total trade and other receivables, net	**6 293 672**	**4 777 638**
Receivables allowances	591 275	581 077
Total trade and other receivables, gross	**6 884 947**	**5 358 715**

(all amounts in PLN thousand)

Trade and other receivables include PLN 3,303,455 thousand of amounts denominated in foreign currencies as at 31 December 2006 and PLN 1,905,490 thousand as at 31 December 2005. Trade receivables result primarily from the sales of finished goods and sales of merchandise.
Concentration of credit risk relating to trade receivables is limited due to a large number of customers with specified trade credit limits and their dispersion across many different industries principally in Poland, Germany, Czech Republic and Lithuania.
The assumed repayment period of receivables involved with the usual course of sales operations is 14 to 30 days.
Maximum trade credit limit risk amounted to PLN 5,528,219 thousand. The Management Board believes that the risk of doubtful receivables is reflected by the relevant allowance.
As at 31 December 2006 and 31 December 2005 transfers of rights to receivables as a security for the Group's liabilities amounted to PLN 469,587 and PLN 450,880 thousand, respectively, including due to collateral for the investment loan granted to IKS Solino in the form of endorsement of receivables due from PKN ORLEN S.A. for the lease of the underground warehouse of crude oil and liquid fuels in the amount of PLN 115,925 thousand as at 31 December 2006 and PLN 117,133 thousand as at 31 December 2005.

The receivables allowances:

	2006	2005
Receivables allowances, beginning of period	581 077	474 177
Allowance made during the period	167 280	413 289
Allowance reversed during the period	(120 136)	(258 187)
Allowance used during the period	(46 031)	(45 326)
Effect of exchange rate changes	9 085	(2 876)
Receivables allowances, end of period	**591 275**	**581 077**

14. Short-term investments

Short-term investments as at 31 December 2006 and 31 December 2005 included government bonds and bills, debt securities and other short-term investments of PLN 7,424 thousand and PLN 104,938 thousand, respectively, including:

	31 December 2006	31 December 2005
Financial instruments at fair value through profit and loss	48	89 465
Held to maturity	7 376	12 969
Available for sale	-	2 504
Total	**7 424**	**104 938**

15. Prepayments

	31 December 2006	31 December 2005
Leases	8 741	16 323
Insurances	60 816	67 883
Research and development	4 879	7 379
Payments due to perpetual usufruct of land	727	1 078
Other prepayments	17 548	27 353
Interperiod settlements of commissionary services	11 016	2 453
Other*	17 631	23 384
Total	**121 358**	**145 853**

* other prepayments include tax on means of transportation, toll fees and other.

(all amounts in PLN thousand)

16. Cash and cash equivalents

	31 December 2006	31 December 2005
Cash on hand and in bank	2 246 710	1 031 657
Other cash (incl. cash in transit)	104 608	95 134
Other monetary assets	2	12
Total	**2 351 320**	**1 126 803**
incl. cash and cash equivalents not available for use	69 440	100 535

Total cash and cash equivalents denominated in foreign currencies amounted to PLN 1,800,982 thousand as at 31 December 2006 and to PLN 735,429 thousand as at 31 December 2005.

Taking into account cooperation of the Group mainly with well-established Polish and international banks, the risk relating to depositing cash and cash equivalents is considerably limited.

Since 2001 the cash pooling system has been introduced in the Capital Group. The system comprised of 29 companies of Capital Group as at 31 December 2006. The accumulation of cash denominated in Polish zloty in cash pooling system is assisted by three banks, whereas accumulation of cash denominated in foreign currencies is assisted by one bank. Due to the application of the system the Group records considerable financial benefits.

Cash and cash equivalents not available for use as at 31 December 2006 and 31 December 2005 amounted to PLN 69,440 thousand and PLN 100,535 thousand, respectively (they relate mainly to amounts blocked on bank accounts in relation to credits granted).

17. Other financial assets

	31 December 2006	31 December 2005
Derivatives valuation	55 446	103 620
Short term bonds held as bank loan collateral	239 534	-
Other	7 027	8 279
Total	**302 007**	**111 899**

18. Assets classified as held for sale

As at 31 December 2006 and 31 December 2005 following assets were classified as held for sale by the PKN ORLEN Group:

	31 December 2006	31 December 2005
Assets of Kaucuk [1]	1 009 846	-
Shares in AW S.A. Holand II B.V.	-	72 469
Shares in Celio [2]	10 912	10 410
Shares in "Krystynka" [3]	2 262	-
Other assets held for sale [4]	7 588	5 965
Total	**1 030 608**	**88 844**

[1] As at 31 December 2006 UNIPETROL held 6,236,000 shares constituting 100% stake in share capital of Kaucuk. The company's activity includes production of plastic and synthetic rubber. It is part of petrochemical segment. Assets of Kaucuk valued at fair value less liabilities and cost of sales have been classified as held for sale. The sale agreement was signed on 30 January 2007.

[2] The share of UNIPETROL Group in CELIO, constituting 51.06 % stake in the share capital, has been classified as assets held for sale due to the fact that its carrying amount would be recovered primarily by means of sale transaction, and not by its future use. The Management Board of UNIPETROL has approved the sale plan for the asset. The offer received from a potential buyer indicates that the fair value of shares would exceed its carrying amount increased by transaction costs. The sale transaction is expected to be completed in the first half of 2007. The change in the value of shares results from change in exchange rates.

[3] Shares of ORLEN Medica in Sanatorium Uzdrowiskowe "Krystyna" constituting 98.54% stake in the share capital. The shares have been classified as held for sale after the resolution of the Management Board of ORLEN Medica dated 20 December 2006 about the beginning of a disinvestment process. The shares have been valued at cost, fair value amounts to PLN 5,891 thousand.

[4] Other assets held for sale comprise other items of property, plant and equipment: buildings and constructions, land, machinery and equipment, vehicles and other.

(all amounts in PLN thousand)

19. Interest-bearing loans and borrowings

	Note	31 December 2006	31 December 2005
Bank loans	(a)	9 893 499	3 956 721
Borrowings	(b)	2 885	13 065
Debt securities	(c)	592 721	547 011
Total		**10 489 105**	**4 516 797**
Including:			
short-term		4 277 912	1 110 819
long-term		6 211 193	3 405 978

Maturities of principal installments as at 31 December 2006 and 31 December 2005 were as follows:

	31 December 2006	31 December 2005
Up to 1 year	4 277 912	1 110 819
Between 1 and 5 years	5 625 832	2 664 921
Above 5 years	585 361	741 057
	10 489 105	**4 516 797**

The value of interest-bearing loans and borrowings drawn by the Group and debt securities issued increased in 2006 by 5,972,308 thousand net.

The change in indebtedness level resulted primarily from:

- drawing of foreign loans translated to PLN:
  - EUR 800,000 thousand (PLN 3,053,200 thousand) of a short term consortium multi currency bridge loan (BNP Paribas acting as Agent)
  - USD 348,269 thousand (PLN 1,069,912 thousand) of a consortium multi currency loan (BTM acting as Agent) – in 2006 there was a translation of portion of USD 215,910 thousand to EUR 181,061 thousand
  - USD 300,000 thousand (PLN 861,844 thousand) of a consortium multi currency loan (BNP Paribas acting as Agent)
  - EUR 230,000 thousand (PLN 877,795) of a long term consortium multi currency revolving loan (BNP Paribas acting as Agent)
  - EUR 171,596 thousand (PLN 663,098 thousand) of a consortium multi currency loan (BTM acting as Agent)
  - EUR 16,210 thousand (PLN 63,203 thousand) in consortium of banks (Societe Generale acting as Agent)
  - USD 2,473 thousand (PLN 7,198 thousand) in Bank Pekao S.A.
- drawings of loans by Unipetrol Group in the amount of CZK 19,078,646 thousand (PLN 2,632,853 thousand)
- increase of indebtedness in Unipetrol Group due to valuation of debt securities in the amount of CZK 393,117 thousand (PLN 54,250 thousand)
- drawing of loans by ORLEN Deutschland A.G. in the amount of EUR 40,018 thousand (PLN 156,033 thousand)
- drawings of loans by Mazeikiu Group in the amount of USD 470,236 thousand (PLN 1,368,621 thousand)
- drawing of loans in PLN:
  - PLN 128,176 thousand in PKO BP S.A.
  - PLN 32,477 thousand in BH w Warszawie S.A.
  - PLN 19,455 thousand in Bank Pekao S.A.
  - PLN 23,856 thousand in MILLENNIUM Bank S.A.
  - PLN 14,344 thousand in Bank Ochrony Środowiska S.A.
  - PLN 11,797 thousand in ING Bank Śląski S.A.
  - PLN 5,281 thousand in BPH S.A.
  - PLN 2,861 thousand in HVB Bank a.s.

(all amounts in PLN thousand)

Interest-bearing loans and borrowings (continued)

PLN 1,282 thousand in Fortis Bank S.A.
PLN 115 thousand in Wojewódzki Fundusz Ochrony Środowiska
PLN 61,863 thousand resulting from foreign exchange differences in PKN ORLEN S.A.
PLN 27,624 thousand resulting from foreign exchange differences in Unipetrol Group

- repayment of foreign currency loans translated to PLN:
  USD 218,269 thousand (PLN 695,993 thousand) of a consortium double currency loan (ING acting as Agent)
  EUR 171,596 thousand (PLN 663,098 thousand) of a consortium double currency loan (ING acting as Agent)
  EUR 11,190 thousand (PLN 44,034 thousand) in consortium of banks (Societe Generale acting as Agent)
  USD 2,358 thousand (PLN 7,476 thousand) of a consortium multi currency loan (BTM acting as Agent)
  CHF 2,225 thousand (PLN 5,633 thousand) in BPH S.A.
  USD 109 thousand (PLN 343 thousand) in BRE Bank S.A.
- repayment of loans by Unipetrol Group in the amount of CZK 22,887,138 thousand (PLN 3,158,425 thousand)
- repayment of loans by ORLEN Deutschland A.G. in the amount of EUR 74,327 thousand (PLN 289,809 thousand)
- decrease of indebtedness in Unipetrol Group due to repayment of interest of debenture bonds in the amount of CZK 254,081 thousand (PLN 35,063 thousand)

- repayment of loans and borrowings in PLN
  PLN 131,060 thousand in PKO BP S.A
  PLN 46,558 thousand in BH w Warszawie S.A.
  PLN 33,291 thousand in Bank Pekao S.A.
  PLN 17,113 thousand in BPH S.A.
  PLN 15,398 thousand in Bank Ochrony Środowiska S.A.
  PLN 10,295 thousand Narodowy Fundusz Ochrony Środowiska
  PLN 8,358 thousand in HVB Bank a.s.
  PLN 1,500 thousand in BGŻ S.A.
  PLN 1,315 thousand in BRE BANK S.A.
  PLN 45 thousand resulting from foreign exchange differences in ORLEN Deutschland A.G.
  PLN 23 thousand resulting from foreign exchange differences in Ship Service S.A.

a. Bank loans by currency (PLN thousand)

		31 December 2006	31 December 2005
PLN	(1)	504 704	510 743
USD	(2)	2 645 573	730 065
CHF	(3)	1 177	6 738
EUR	(4)	6 009 960	1 451 030
CZK	(5)	732 085	1 258 145
		9 893 499	**3 956 721**

As at 31 December 2006 and 31 December 2005 the level of flat interest rates and loan margins relating to bank loans with floating rates based interest were as follows:

PLN (1)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	504 704	
T/N WIBOR		0,06% - 0,70%
1M WIBOR		0,06% - 3,60%
3M WIBOR		0,55% - 1,90%
Total PLN	**504 704**	
USD (2)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Flat rate	883 741	4,20% - 7,00%
Floating rate	1 761 832	
1M LIBOR		0,50% - 1,35%
6M LIBOR		0,15% - 0,90%
Total USD	**2 645 573**	
CHF (3)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	1 177	
3M LIBOR		to 1,00%
Total CHF	**1 177**	
EUR (4)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Flat rate	186 731	2,60% - 6,40%
Floating rate	5 823 229	
1M EURIBOR		0,50% - 0,75%
3M EURIBOR		0,50% - 3,80%
6M EURIBOR		0,12% - 1,62%
Total EUR	**6 009 960**	
CZK(5)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	732 085	
T/N PRIBOR		to 0,60%
1T PRIBOR		to 0,50%
14D PRIBOR		to 0,35%
1M PRIBOR		0,25% - 0,95%
3M PRIBOR		0,50% - 1,20%
6M PRIBOR		to 0,80%
Total CZK	**732 085**	
Total	**9 893 499**	

Bank loans by currency (PLN thousand) (continued)

PLN (1)		
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	510 743	
T/N WIBOR		0,06% - 1,00%
1M WIBOR		0,07% - 3,00%
3M WIBOR		0,55% - 3,00%
Total PLN	**510 743**	
USD (2)		
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	730 065	
1M LIBOR		0,40% - 1,35%
3M LIBOR		0,40% - 2,70%
6M LIBOR		to 0,15%
Total USD	**730 065**	
CHF (3)		
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	6 738	
3M LIBOR		to 1,00%
Total CHF	**6 738**	
EUR (4)		
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Flat rate	88 962	2,60% - 7,30%
Floating rate	1 362 068	
1M LIBOR		to 1,00%
1M EURIBOR		0,40% - 1,00%
3M EURIBOR		0,40% - 1,50%
6M EURIBOR		0,30% - 1,35%
Total EUR	**1 451 030**	
CZK (5)		
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Flat rate	7 978	2,00% - 3,27%
Floating rate	1 250 167	
1D PRIBOR		to 0,30%
1W PRIBOR		to 0,30%
2W PRIBOR		0,25% - 0,70%
1M PRIBOR		0,45% - 0,90%
3M PRIBOR		0,60% - 0,80%
6M PRIBOR		0,48% - 0,90%
Total CZK	**1 258 145**	
Total	**3 956 721**	

As at 31 December 2006 and 31 December 2005 interest rates for specific bases were as follows:

	31 December 2006	31 December 2005
T/N Wibor	4,11%	4,60%
1M Wibor	4,12%	4,60%
3M Wibor	4,20%	4,60%
1 M Euribor	2,4070%	2,4070%
3 M Euribor	2,4870%	2,4870%
6 M Euribor	2,6370%	2,6370%
1M Libor (USD)	5,3218%	4,3900%
3M Libor (USD)	5,3600%	4,5362%
6M Libor (USD)	5,3700%	4,7000%
1M Libor (EUR)	3,6335%	2,4021%
3M Libor (CHF)	2,1000%	1,0100%
Rediscount Interest rates of National Bank of Poland	4,25%	4,75%

As at 31 December 2006 and 31 December 2005 bank loans and borrowings of PLN 1,042,949 thousand and PLN 1,362,086 thousand, respectively, were pledged on the Group's assets.

(all amounts in PLN thousand)

b. Interest bearing loans

	31 December 2006	31 December 2005
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	115	-
Narodowy Fundusz Ochrony Środowiska	2 770	13 065
Total	2 885	13 065

Loans' floating interest rates amounted to 1.70%-3.00% and 1.90%-3.20% as at 31 December 2006 and 31 December 2005, respectively.

c. Debt securities

Debt securitities by kind	Flat rate bonds *	Zero coupons bonds
Face value **	278 600	181 090
Fair value measurement in relation to bonds quoted at the Stock Exchange in Prague	415 262	-
Discount in relation to zero coupons bonds	-	(3 631)
Book value	415 262	177 459
Interests terms	12,53	-
End of holding period	28.12.2013	01.04.2007
Type of surety	Unsecured	Unsecured

* Interest calculated on flat rate bonds are recognized in the amount of PLN 55,313 thousand as current liabilities.
** including forex difference in relation to 31 December 2005 from flat rate bonds in the amount of PLN 12,800 thousand and from zero coupons bonds in the amount of PLN 8,320 thousand.

As at 31 December 2006 the liabilities related to debt securities issued by the Group amounted to PLN 592,721 thousand.
The Group monitors opportunities to obtain loans and borrowings based on more favorable terms due to changes in market conditions.
The Group utilizes loans both in PLN and foreign currencies, subject mainly to floating interest rates.
As at 31 December 2006 and 31 December 2005, in accordance with agreements concluded with banks, the Group had unutilized amount of bank loans and borrowings at floating rate of PLN 5,066,919 thousand and PLN 3,896,154 thousand respectively.

19. Provisions

Long-term provisions

	31 December 2006	31 December 2005
Land reclamation provision	345 957	487 164
Retirement benefits and jubilee bonuses	190 264	197 219
Business risk provision	120 385	133 920
Shield programmes provision	99 428	68 718
Other provisions	58 158	69 970
Total	**814 192**	**956 991**

(all amounts in PLN thousand)

Short-term provisions

	31 December 2006	31 December 2005
Land reclamation provision	108 790	71 143
Retirement benefits and jubilee bonuses	25 550	19 186
Business risk provision	458 079	392 186
Shield programmes provision	24 492	130 500
Other provisions	117 116	70 258
Total	**734 027**	**683 273**

The Group has legal obligation to reclaim contaminated land in area of production plant in Plock, petrol stations and warehouse bases. In the period 2000-2006 an assessment of the contaminated objects and estimation of future expenditures on land reclamation were conducted by independent expert. The amount of the land reclamation provision was reassessed by the Management Board on the basis of analyses of independent expert. The amount of the provision is the Management Board's best estimate in respect of future expenditures taking into account the average level of costs necessary to remove contamination, by facilities constituting basis of creating the provision.
The change in the average level of costs necessary to remove contamination has impacted the land reclamation provision in the amount of PLN 159,518 thousand. The main reason causing the change of the land reclamation provision is the decrease of soil requiring reclamation. Other valuation assumptions of independent expert remained unchanged (the statistical analysis of reclamation costs incurred to date).

In 2006 the Group changed the assumptions for calculation of retirement benefits and jubilee bonuses provision. Should the prior year's assumptions be taken into account, the provision would have been higher by PLN 25,819 thousand.

The changes in provisions in particular periods were as follows:

Change in long-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	487 164	197 219	133 920	68 718	69 970	956 991
Provision made during the period	12 301	18 397	7 892	30 710 *	23 594	92 894
Additions due to acquisition of Mazeikiu	7 145	-	-	-	-	7 145
Provision used during the period	(3 019)	(1 170)	-	-	(2 116)	(6 305)
Provision reversed during the period	(160 427)**	(24 475)	(20 686)	-	(34 640)	(240 228)
Effect of exchange rate changes	2 793	293	(741)	-	1 350	3 695
31 December 2006	**345 957**	**190 264**	**120 385**	**99 428**	**58 158**	**814 192**

* shield programmes provision reclassified from short to long term portion

** incl. the amount of PLN 59,299 thousand of land reclamation provision reclassified from long to short term portion

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	373 209	178 381	38 933	25 464	26 305	642 292
Provision made during the period	123 268	31 425	133 087	43 254	57 171	388 205
Provision used during the period	(1 689)	(4 451)	-	-	(1 690)	(7 830)
Provision reversed during the period	(7 624)	(8 059)	(32 299)	-	(11 253)	(59 235)
Effect of exchange rate changes	-	(77)	(5 801)	-	(563)	(6 441)
31 December 2005	**487 164**	**197 219**	**133 920**	**68 718**	**69 970**	**956 991**

(all amounts in PLN thousand)

Change in short-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	71 143	19 186	392 186	130 500	70 258	683 273
Provision made during the period	68 408 **	-	72 455	-	92 761 ***	233 624
Additions due to acquisition of Mazeikiu	5 332	22 716	13 284	-	-	41 332
Provision used during the period	(15 920)	(15 830)	(11 171)	(75 298)	(25 411)	(143 630)
Provision reversed during the period	(20 206)	(522)	(8 778)	(30 710)*	(21 740)	(81 956)
Effect of exchange rate changes	33	-	103	-	1 248	1 384
31 December 2006	**108 790**	**25 550**	**458 079**	**24 492**	**117 116**	**734 027**

* shield programmes provision reclassified from short to long term portion
** incl. the amount of PLN 59,299 thousand of land reclamation provision reclassified from long to short term portion
*** including provision relating to change in customer loyalty program VITAY of PLN 43,534 thousand

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	128 493	19 065	49 049	44 536	42 299	283 442
Provision made during the period	14 254	16 853	431 715*	122 746	63 805	649 373
Provision used during the period	(17 710)	(16 037)	(734)	(36 782)	(10 956)	(82 219)
Provision reversed during the period	(53 754)	(695)	(86 941)	-	(24 888)	(166 278)
Effect of exchange rate changes	(140)	-	(903)	-	(2)	(1 045)
31 December 2005	**71 143**	**19 186**	**392 186**	**130 500**	**70 258**	**683 273**

* including provision for the potential negative financial impact of execution of the agreements concerning the disposal of portion of assets and liabilities of Unipetrol Group

Long-term and short-term provisions, total

31 December 2006	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	345 957	190 264	120 385	99 428	58 158	814 192
Short-term provisions	108 790	25 550	458 079	24 492	117 116	734 027
Total	**454 747**	**215 814**	**578 464**	**123 920**	**175 274**	**1 548 219**

31 December 2005	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	487 164	197 219	133 920	68 718	69 970	956 991
Short-term provisions	71 143	19 186	392 186	130 500	70 258	683 273
Total	**558 307**	**216 405**	**526 106**	**199 218**	**140 228**	**1 640 264**

(all amounts in PLN thousand)

21. Other long-term liabilities

	31 December 2006	31 December 2005
Finance lease liabilities	60 506	70 693
Donations received	50 072	55 036
Waranties granted	13 328	8 331
Long term employee benefits	11 281	-
Hedge liability	7 800	23 715
Other	24 010	12 950
Total	**166 997**	**170 725**

22. Trade and other liabilities and accrued expenses

Trade and other liabilities comprised of the following:

	31 December 2006	31 December 2005
Trade liabilities	4 841 643	3 912 336
Liabilities due to acquisition of property, plant and equipment	427 422	347 073
Unused holidays accrual	39 421	29 669
Payroll liabilities	57 117	53 762
Loyalty programme VITAY *	23 534	61 358
Dividends liabilities	414	3 503
Excise tax and fuel charge liabilities	906 447	1 022 520
Other taxation, duty and social security liabilities	1 047 044	581 572
Liabilities due to prepayments for delieveries	89 954	44 298
Liabilities due to uninvoiced services	61 713	27 969
Environmental fees liabilities	10 446	9 566
Provison for liabilities relating to acquisition of Mazeikiu	29 510	-
Payroll liabilities	80 681	54 501
Special funds	17 607	17 023
Other financial liabilities	6 925	4 144
Provision for price reduction	63 803	3 034
Liabilities due to reimbursement of excise tax cost to supliers providing tax warehouse services	372 211	389 385
Other liabilities and accrued expenses	145 503	120 937
Total	**8 221 395**	**6 684 050**

* The VITAY is a loyalty program created for individual customers. The VITAY program is in operation on the Polish market since 14 February 2001. Purchases made by customers are granted with VITAY points that can be subsequently exchanged for fuel or VITAY gifts.
From June 2006 fuel prize is available for customers in the form of discount of fuel price which is not current expense of Vitay program but decrease fuel sales.
The provision is created for the unrealized amount of points registered on customer's accounts. It is recognized in the period when the points were granted to customers. As a result of changes regarding the substance of gifts, separate provisions are created for fuel and non-fuel gifts.
The provision is estimated on the basis of proportion of fuel and non fuel gifts granted, total unrealized amount of points and current cost per one VITAY point. The provision is equal to 75% of the value of unrealized points (75% being a ratio for points' realizability).

Trade and other liabilities and accrued expenses denominated in foreign currencies amounted to PLN 5,900,952 thousand as at 31 December 2006 and PLN 3,712,599 thousand as at 31 December 2005. The carrying amount of short-term trade liabilities is equal to its fair value by virtue of its short-term characteristics.

(all amounts in PLN thousand)

23. Shareholders' equity

In accordance with the Commercial Register, the share capital of Polski Koncern Naftowy ORLEN S.A. as at 31 December 2006 amounted to PLN 534,636 thousand. It is divided into 427,709,061 shares with nominal value of PLN 1.25 each.

The share capital as at 31 December 2006 and 31 December 2005 consisted of the following series of shares:

Share series	Number of shares issued as at 31 December 2006	Number of shares issued as at 31 December 2005	Number of shares authorized as at 31 December 2006	Number of shares authorized as at 31 December 2005
A series	336 000 000	336 000 000	336 000 000	336 000 000
B series	6 971 496	6 971 496	6 971 496	6 971 496
C series	77 205 641	77 205 641	77 205 641	77 205 641
D series	7 531 924	7 531 924	7 531 924	7 531 924
	427 709 061	427 709 061	427 709 061	427 709 061

In 2006 and 2005 there was no additional issue of shares.

In Poland, each new issuance of shares is labeled as a new series of shares. All of the above series involve the exact same rights.
The balance of the hedging reserve results from valuation of derivatives meeting the criteria for hedge accounting (for cash flow hedges).
The shareholder structure as at 31 December 2006 was as follows:

	Number of shares	Number of voting rights	Nominal value of shares (in PLN)	% share in share capital
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17.32%
Skarb Państwa	43 633 897	43 633 897	54 542 371	10.20%
Bank of New York (as a depositary)	23 919 466	23 919 466	29 899 333	5.59%
Other	286 079 399	286 079 399	357 599 249	66.89%
Total	**427 709 061**	**427 709 061**	**534 636 327**	**100.00%**

The share capital and share premium as at 31 December 1996, in accordance with IAS 29.24 and 29.25, were revalued on a basis of monthly general price indices by PLN 691,802 thousand (PLN 522,999 thousand revaluation of share capital and PLN 168,803 thousand revaluation of share premium). Therefore were presented as share capital revaluation adjustment and share premium revaluation adjustment in the balance sheet.

(all amounts in PLN thousand)

24. Minority interests

Minority interests represent part of the net assets of subsidiaries that is not owned, directly or indirectly, by the Group.

Minority interests by company:

	31 December 2006	31 December 2005
Anwil Group	277 887	214 341
Rafineria Trzebinia Group	105 101	96 301
Rafineria Nafty Jedlicze Group	43 979	44 184
Inowrocławskie Kopalnie Soli "Solino" S.A.	26 851	24 008
Petrolot Sp. z o.o.	24 932	30 834
Orlen Oil Sp. z o.o.	26 354	19 302
ORLEN PetroZachód Sp. z o.o.	-	11 506
Unipetrol Group	2 079 741	2 044 120
Spolana a.s.	50 004	59 190
Paramo a.s.	55 686	55 467
Other	41 088	41 599
Total	**2 731 623**	**2 641 152**

25. Explanation of differences between changes in the balance sheet positions and changes presented in the cash flow statement

	2006	2005
Balance sheet change in other non-current assets and trade and other receivables	(1 619 484)	(2 201 159)
Change in Group structure	907 706	1 881 651
Change in advances for the Construction in Progress	81 153	(10 541)
Receivables classified as assets held for sale	(289 856)	-
Other	82 740	(27 836)
Change in receivables in the cash flow statement	**(837 741)**	**(357 935)**

	2006	2005
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	1 533 617	3 374 108
Change in Group structure	(1 088 321)	(2 064 205)
Liabilities classified as the liabilities directly connected to the assets classified as held for sale	211 627	-
Other	796	25 928
Change in liabilities and accrued expenses in the cash flow statement	**657 719**	**1 335 831**

(all amounts in PLN thousand)

	2006	2005
Balance sheet change in inventories	(1 285 619)	(2 912 255)
Change in Group structure	1 082 965	1 133 630
Inventories classified to the assets held for sale	(168 824)	-
Other	58 740	(26 730)
Change in inventories in the cash flow statement	**(312 738)**	**(1 805 325)**

	2006	2005
Balance sheet change in provisions	(92 045)	714 530
Change in Group structure	(25 761)	(147 218)
Change in deferred tax liabilities relating to fair value adjustment of non-current assets	10 684	6 136
Provisions classified as the liabilities directly connected with assets held for sale	71 233	-
Recognition in income statement of deferred tax change recorded in equity in the prior period	-	5 037
Other	(2 114)	8 511
Change in provisions in the cash flow statement	**(38 003)**	**586 996**

Sale of shares in subsidiaries and associates

In 2006 the Group sold shares in 4 subsidiaries and associates.

The cumulative impact on the financial statement of these transactions amounted to	2006
Proceeds from sales of shares	21 235
Sales price	25 904
Net assets of entities sold	20 222
Result	5 682
Net Cash and Cash equivalents proceeds	15 553

In 2005 the Group sold shares in 8 subsidiaries and associates.

The cumulative impact on the financial statement of these transactions amounted to	2005
Proceeds from sales of shares	79 356
Sales price	77 376
Net assets of entities sold	34 398
Result	42 978
Net Cash and Cash equivalents proceeds	36 378

(all amounts in PLN thousand)

26. Segment data

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	for the year ended		for the year ended		for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Sales to external customers	40 086 040	33 520 927	9 354 088	5 003 059	2 381 069	1 747 013	938 214	813 528			52 739 411	41 084 527
Transactions with other segments	12 664 027	8 243 623	4 383 203	2 084 567	84 764	138 424	1 059 936	876 569	(18 191 930)	(11 343 183)	-	-
Settlement of hedging transactions	21 100	-	106 678	103 740	-	-	-	-			127 778	103 740
Total sales revenues	52 751 167	41 764 550	13 843 969	7 191 366	2 465 833	1 885 437	1 998 150	1 690 097	(18 191 930)	(11 343 183)	52 867 189	41 188 267
Total operating expenses	(50 433 982)	(38 518 411)	(12 744 995)	(6 460 484)	(2 263 806)	(1 759 857)	(1 959 043)	(1 710 174)	18 189 051	11 343 103	(49 212 775)	(37 104 623)
Other operating revenues	303 389	282 144	148 079	70 475	36 736	26 609	86 092	42 006			574 298	421 234
Other operating expenses	(567 058)	(504 389)	(405 258)	(92 039)	(14 795)	(4 311)	(117 256)	(119 066)	92		(1 104 275)	(719 805)
The excess of the fair value of acquired net assets over the acquisition price	-	753 141	-	934 112	-	136 755	-	249 713	-	(281 304)	-	1 792 417
Segment result	2 053 516	3 777 035	841 795	1 643 430	223 970	265 633	7 943	152 576	(2 787)	(281 384)	3 124 437	5 577 290
Unallocated revenues of the Group											38 658	14 120
Unallocated excess of the fair value of acquired net assets over the acquisition price											-	102 520
Unallocated expenses of the Group											(588 323)	(775 706)
Profit (loss) on the sale of all or part of shares of subsidiaries											1 835	29 396
Profit from operations											2 576 607	4 947 620
Financial revenues											602 877	669 028
Financial expenses											(670 838)	(480 195)
Share in profit from investments accounted for under equity method	(325)	985	-	-	1 098	(7 477)	219 928	209 260			220 701	202 768
Profit before tax											2 729 347	5 339 221
Income tax expense											(669 149)	(701 445)
Net profit											2 060 198	4 637 776

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Adjustments		Total	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Segment assets	28 743 044	16 890 756	8 153 089	9 492 755	2 460 579	2 348 617	4 584 588	3 698 674	(1 948 696)	(1 752 436)	41 992 604	30 678 766
Investments accounted for under equity method	(4 384)	13 960	18 968	-	8 805	7 312	692 894	1 003 805			716 303	1 025 077
Assets classified as held for sale *	2 626	1 776	1 009 846	-	4 255	4 006	122	183			1 016 849	5 965
Unallocated assets classified as held for sale *											13 759	82 879
Unallocated assets of the Group											1 679 569	1 611 624
Total consolidated assets											45 419 084	33 404 311
Segment liabilities	7 263 561	5 456 289	841 841	834 951	405 929	405 273	790 198	1 075 895	(1 833 366)	(1 599 824)	7 468 163	6 172 584
Liabilities related to assets classified as held for sale	-	-	195 956	-	-	-	-	-	-		195 956	-
Unallocated liabilities of the Group											16 172 402	7 918 738
Total consolidated liabilities											23 636 521	14 091 322

*- assets in the Refining Segment classified as held for sale concern: fuel stations, real estate and movables

- assets in the Petrochemical Segment classified as held for sale concern assets of Kaucuk a.s.

- assets in the Chemical Segment classified as held for sale concern: real estate, movables and shares

- other operations Segment includes other assets classified as held for sale

- unallocated assets classified as held for sale concern: shares in Sanatorium Uzdrowiskowe "Krystynka" Sp. z o.o. of PLN 2,262 thousand, shares in Celio a..s. of PLN 10,410 thousand and shares in Agro Azoty II of PLN 507 thousand in 2006 and shares in AW S.A. Holland II B.V. of PLN 72,469 thousand and in Celio a.s. of PLN 10,410 thousand in 2005.

All of the Group's assets as at 31 December 2006 and 31 December 2005 are located in Poland, Germany, Lithuania, Latvia, Estonia, Czech Republic, Malta, Switzerland, Austria and Spain, where also all capital expenditures were incurred in the years ended 31 December 2006 and 31 December 2005.

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Cost incurred to acquire property, plant and equipment and intangible assets	1 165 156	995 443	320 223	386 544	174 338	294 768	218 363	158 726	1 878 080	1 835 479
Unallocated cost incurred to acquire property, plant and equipment and intangible assets									63 556	42 444
Total cost incurred to acquire property, plant and equipment and intangible assets									1 941 636	1 877 923
Segment depreciation	925 828	846 528	757 547	486 860	183 135	196 275	212 519	216 636	2 079 029	1 746 299
Depreciation of unallocated assets									29 098	33 645
Total depreciation									2 108 127	1 779 944
Non-cash expenses other than depreciation	409 459	335 881	298 576	78 255	4 770	4 019	53 228	145 134	766 033	563 289

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Chemical Segment		Other operations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Additions of impairment allowances	(385 462)	(152 598)	(298 576)	(43 713)	(12 743)	(1 375)	(38 295)	(16 946)	(735 076)	(214 632)
Unallocated allowances									(39 175)	(5 937)
Total additions of impairment allowances									(774 251)	(220 569)
Reversal of impairment allowances	93 431	120 986	61 481	36 870	14 931	15 895	14 056	17 031	183 899	190 782
Unallocated reversal of impairment allowances									12 717	8 277
Reversal of impairment allowances									196 616	199 059

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other activities segment.

Impairment allowances include also impairment of goodwill on acquisition of Mazeikiu in the amount of PLN 305,105 thousand, including:
- PLN 274,207 thousand in Refining Segment;
- PLN 23,838 thousand in Other operations;
- PLN 7,060 thousand in unallocated segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Group's sales revenues by geographical segments for the periods ended 31 December 2006 and 31 December 2005.

	Revenues from sale by geographical area	
	for the year ended	
	31 December 2006	31 December 2005
Poland	28 438 380	21 149 179
Germany	11 790 349	9 904 008
Czech Republic	7 209 880	6 719 902
Other countries	5 428 580	3 415 178
Total revenues from sale by geographical area	52 867 189	41 188 267

(all amounts in PLN thousand)

27. Financial instruments

a. Transactions within derivatives of the Parent Company

According to market risk management policy approved by the Management Board of PKN ORLEN S.A., the reduction of the volatility of cash flows and potential losses resulting from events which could have a negative impact on the Company's result is the Company's major goal in terms of market risk management. Market risk management includes identification, measurement and definition of risk mitigation, taking into consideration fluctuation of exchange rates, interest rates and prices of goods.

According to market risk management policy revised in January 2006 the Company started to hedge its net operating exposure in EUR and USD systematically. Financial instruments used to hedge the above mentioned exposures have been currency forwards. The principles of cash flow hedge accounting were not applied to the instruments acquired and settled in the same quarter. In other cases, cash flow hedge accounting was applied to this group of financial instruments. The cash flows resulting from the settlement of the instruments hedging the net operating exposure in EUR and USD amounted to PLN 126.6 million in 2006.

In May and June 2006 PKN ORLEN S.A. had concluded share purchase agreements with Yukos International B.V. and the Government of the Republic of Lithuania with regard to purchase of shares in AB Mazeikiu Nafta. In conjunction with the fact that a significant part of financing of the transaction was to be arranged by means of bank loans denominated in EUR, from August 2006 the Company has been entering into EUR forward puts in order to accumulate USD required to settle the purchase price for the shares in Mazeikiu. In addition, in December 2006 the Company acquired USD in exchange for PLN. For both of the above transactions currency forwards had been used to minimize exchange rates fluctuations. In October 2006, part of the instruments was rolled over with a gain of PLN 52.8 million. In November and December 2006, due to the weakening of USD, the final settlement of instruments resulted in a loss of PLN 156.9 million. The principles of cash flow hedge accounting were not applied to the above described instruments.

The Company values derivatives at fair value using financial instruments valuation models that utilize widely available data from active markets. The transactions can only be concluded with reliable partners that were authorized to participate in transactions as a result of procedures obliging in the Company and within limits granted. In accordance with market risk management policy, conclusion of transactions for speculation is unallowable in PKN ORLEN S.A. All the concluded hedge transactions are reflected in the physical transactions and hedge risk resulting directly from relevant actual transactions or belong to the group of probable transactions.

(all amounts in PLN thousand)

Swap hedging transactions:

	Financial assets – hedging transactions - derivatives	Financial liabilities – hedging transactions - derivatives
Fair value as at 31 December 2005	**96 840**	-
Increase	-	-
Decrease	**96 840**	-
sale, release, repayment	96 840	-
Fair value as at 31 December 2006	-	-

Final settlement of the EUR/PLN currency-interest rate swap transactions acquired in 2003 and used as hedging transactions for revenues from petrochemical business was made in September and November 2006.

Forward hedging transactions:

	Financial assets – hedging transactions - derivatives	Financial liabilities – hedging transactions - derivatives
Fair value as at 31 December 2005	-	-
Increase	37 241	8 504
valuation	37 241	8 504
Decrease	-	-
Fair value as at 31 December 2006	**37 241**	**8 504**

As at the end of December 2006 the Company's portfolio comprised 116 currency forwards acquired in 2006, including 32 forwards concerning purchase of USD currency in the amount of USD 97.5 million, 41 forwards concerning sales of USD currency in the amount of USD 169.2 million and 43 forwards concerning sales of EUR currency in the amount of EUR 250.1 million. The joint existence of both purchase and sale forward transactions in USD resulted from the corrections to the portfolio of hedging transactions that reflected anticipated changes to the net operating exposure in USD. The principles of cash flows hedge accounting have been applied to these instruments.

(all amounts in PLN thousand)

b. Transactions within derivatives of subsidiaries and jointly controlled entities

Chemopetrol, a subsidiary, has acquired interest rate swaps in order to hedge against the interest rate risk.

The below table presents information on interest rate swaps as of 31 December 2006:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Amount	Base interest rate	Fair value in CZK as at 31 December 2006
Chemopetrol	CITIBANK N.A.	Interest rate swap	06.09.00	15.02.01-15.08.08	USD 10,351 thousand	fix 6,70 - 6M USD LIBOR	CZK (5,314) thousand
Chemopetrol	CITIBANK N.A.	Interest rate swap	06.09.00	15.02.01-15.08.08	USD 10,351 thousand	fix 6,35 - 6M USD LIBOR	CZK (4,035) thousand

Principles of hedge accounting have been applied with regard to the above described instruments.

Chemopetrol has also acquired a cross currency swap for speculation purposes. The below table presents information on cross currency swaps as of 31 December 2006:

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Amount	Base interest rate	Fair value in CZK as at 31 December 2006
Chemopetrol	Česká spořitelna, a.s.	Cross currency swap	15.04.05	15.07.05-15.07.11	EUR 25,600 thousand - CZK 768,000 thousand	6M EURIBOR - 6M PRIBOR	CZK 51,892 thousand

Interest paid by the Chemopetrol Group in 2006 amounted to CZK 28,553 thousand. Principles of hedge accounting have not been applied with regard to the above described instruments

Basell ORLEN Polyolefins Sp. z o.o. ("BOP"), a jointly controlled entity, has acquired an interest rate swap denominated in EUR in order to hedge against interest charge cash outflows risk related to external financing of BOP.

The below table presents information on interest rate swap as of 31 December 2006 (the data represent 100% value of the transaction):

Company	Bank	Type of transaction	Transaction concluded on	Period of transaction	Amount	Base interest rate	Fair value as at 31 December 2006
Basell Orlen Polyolefins Sp. z o.o.	Rabobank	Depreciated interest rate swap (BOP is charged with a fixed interest rate)	21.12.2006	Until 31.12.2011	EUR 260 mio as of 31.12.2006, subsequently depreciated)	EURIBOR 6M	Liability of PLN (15,601) thousand

(all amounts in PLN thousand)

c. Financial instruments by class:

	31 December 2006	31 December 2005
1. Financial assets at fair value through profit and loss	22 668	96 962
2. Financial assets held to maturity	250 071	19 638
3. Financial assets available for sale	1 638 232	223 748
4. Loans and receivables, including:	4 748 393	4 077 160
-loans granted	5 272	15 409
-trade receivables	4 743 121	4 061 751
5. Cash and cash equivalents	2 351 320	1 126 803
6. Financial liabilities at fair value through profit and loss	8 525	40
7. Trade liabilities	5 269 065	4 260 309
8. Interest-bearing loans and borrowings	10 489 105	4 516 797

The value of long-term financial assets stated at cost less impairment charges as at 31 December 2006 amounted to PLN 24,790 thousand and as at 31 December 2005 to PLN 24,833 thousand and included mainly shares and stakes not quoted in an active market.
The Group recognized derivative transactions with positive fair value as financial assets at fair value through profit and loss and derivative transactions with negative fair value as financial liabilities at fair value through profit and loss.

The value of financial assets available for sale stated at fair value as at 31 December 2006 and 31 December 2005 includes, among others, hedging derivatives of PKN ORLEN.

d. Interest rate risk

The Group's financial liabilities are held to maturity. The effective interest rate is similar to nominal interest rate (loan margins and commissions are at relatively low level). Cash flow surpluses are deposited primarily in treasury securities i.e. State Treasury bills and/or bonds.

The Group uses bank loan financing. The fluctuation of interest rates impacts both financial expenses and financial revenues. An increase in interest rates results in an increase in the Group's financial expenses, in particular interest on loans and borrowings, as well as it contributes to an increase in interest from deposited cash.

e. Credit risk

The Group has implemented credit limit policies governing granting of credit limits to customers and establishment of pledges of appropriate types. Each non-cash customer is individually assessed with regard to credit risk. A portion of trade receivables is insured within an organized trade credit insurance program. In addition, trade receivables are monitored by finance departments on a regular basis. In the event of occurrence of overdue receivables, sale is withheld and debt enforcement procedures implemented as described by the obliging procedures.
By virtue of the above, the Management Board of the Company believes that no significant credit risk exists, receivables considered difficult to recover have been covered by an allowance.

f. Currency risk

The main sources of currency risk influencing the Group are: purchases of raw materials, sales of refinery and petrochemical products, real and capital investments indexed to currencies other than the Group companies' functional currency or denominated in currencies other than the Group companies' functional currencies, as well as loans, borrowings and cash in foreign currency.

In 2006 the Company hedged its net EUR exposure with currency swaps and currency forwards stabilizing cash flows from sales of petrochemicals dependent on EUR/PLN exchange rate. In addition, the Company hedged its net operating exposure in USD with currency forwards stabilizing cash flows from sales of refinery products and purchases of REBCO crude oil dependent on USD/PLN exchange rate.

Pursuant to the fact that a significant part of share purchase of Mazeikiu was financed by bank loans denominated on EUR, the Parent Company had acquired EUR currency forward puts to accumulate USD required to settle the purchase price for the shares in Mazeikiu. For the above transactions currency forwards had been used to minimize exchange rates fluctuations.

(all amounts in PLN thousand)

28. Cost by kind

	for the year ended 31 December 2006	for the year ended 31 December 2005
Materials and energy	28 877 679	20 742 180
Cost of merchandise and materials sold	13 711 215	11 567 863
External services*	2 983 160	2 337 672
Payroll, social security and other employee benefits	1 512 016	1 267 120
Depreciation	2 108 127	1 779 944
Taxes and charges	300 302	284 154
Other	1 533 377	1 376 928
	51 025 876	**39 355 861**
Change in inventory and prepayments	6 149	(598 839)
Cost of products and services for own use	(126 652)	(156 688)
Operating cost	**50 905 373**	**38 600 334**
Distribution expenses	(2 641 239)	(2 391 290)
General and administrative expenses	(1 170 927)	(1 039 333)
Other operating expenses	(1 221 477)	(1 090 863)
Cost of finished goods, merchandise and raw materials sold	**45 871 730**	**34 078 848**

* including PLN 14,633 thousand in 2006 and PLN 13,012 thousand in 2005 of research and development cost

29. Other operating revenues and expenses

Other operating income

	for the year ended 31 December 2006	for the year ended 31 December 2005
Profit on sale of non-financial non-current assets	25 754	11 657
Provision reversal	174 405	52 944
Reversal of impairment allowances of assets	196 616	199 059
Proceeds from perpetual usufruct of land	5 563	-
Penalties and compensations earned	29 133	14 682
Revenue from sale of investments	51 817	712
Other *	129 868	2 051 237
Total	**612 956**	**2 330 291**

* including in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the cost of PLN 1,893,688 thousand

Allowance reversed for:	for the year ended 31 December 2006	for the year ended 31 December 2005
Receivables	116 705	128 214
Inventories	29 001	4 118
Property, plant and equipment and intangible assets	50 910	66 727
Total	**196 616**	**199 059**

(all amounts in PLN thousand)

Other operating expenses

	for the year ended 31 December 2006	for the year ended 31 December 2005
Loss on sale of non-financial non-current assets	16 315	19 281
Revaluation of non-financial non-current assets	288 732	40 180
Creation of provisions	129 812	701 740
Impairment allowances	485 519	180 389
Donations	8 750	6 204
Nonculpable shortages in current assets	13 756	16 894
Fair value measurement of Kaucuk	230 448	-
Other	48 145	126 175
Total	**1 221 477**	**1 090 863**

Impairment allowances for:

	for the year ended 31 December 2006	for the year ended 31 December 2005
Receivables	152 004	165 060
Inventories	28 156	12 511
Property, plant and equipment and intangible assets *	305 359	2 818
Total	**485 519**	**180 389**

* incl. impairment of goodwill on acquisition of shares in Mazeikiu in the amount of PLN 305,105 thousand

30. Net financial income and expenses

	for the year ended 31 December 2006	for the year ended 31 December 2005
Interest paid	(255 270)	(203 612)
Negative foreign exchange differences surplus	(187 601)	(181 654)
Interest received	78 642	123 972
Positive foreign exchange differences surplus	381 561	172 434
Gains on trade in shares and other securities	6 826	7 069
Dividends received	10 662	8 899
Premium earned on the acquisition of liabilities of Unipetrol Group	8 755	245 696
Decrease in receivables allowances	14 100	17 998
Increase in receivables allowances	(13 804)	(28 436)
Settlement and valuation of financial instruments *	(79 232)	32 402
Other	(32 600)	(5 935)
Total	**(67 961)**	**188 833**

* incl. in 2006 PLN (104,154) thousand settlement of financial instruments hedging future payments with regard to the acquisition of Mazeikiu

(all amounts in PLN thousand)

31. Income tax

	for the year ended 31 December 2006	for the year ended 31 December 2005
Current tax	(783 704)	(713 999)
Deferred tax	114 555	12 554
Total	**(669 149)**	**(701 445)**

The difference between reported income tax expense in the profit and loss statement and the amount calculated based on profit before tax results from the following items:

	for the year ended 31 December 2006	for the year ended 31 December 2005
Profit before tax	**2 729 347**	**5 339 221**
Corporate income tax for 2006 and 2005 by the valid tax rate (19% in Poland)	518 576	1 014 452
Difference between Polish and German (40%) tax rates	(5 139)	36 750
Difference between Polish and Czech (24%) tax rates	(8 779)	(8 851)
Increase in income tax expense due to return of the investment relief granted to Unipetrol a.s.	27 816	-
Taxation on the excess of the fair value of acquired net assets over cost	-	(360 038)
Business risk provision	13 277	83 244
Impairment of goodwill	57 970	-
Fair value measurement of Kaucuk	55 308	-
Valuation of financial instruments	1 911	(5 037)
The excess of tax depreciation	3 858	(34 316)
Subventions received	-	7 600
Valuation of entities accounted under the equity method	(41 933)	(39 759)
Penalties and compensations paid	16 886	513
Other	29 398	6 887
CORPORATE INCOME TAX	**669 149**	**701 445**
Effective tax rate	25%	13%

Effective tax rate in 2006 is mainly an effect of fair value measurement of Kaucuk and goodwill impairment due to acquisition of Mazeikiu. Effective tax rate in 2005 is an effect of the excess of fair value of the net identifiable assets, liabilities and contingent liabilities over the acquisition cost of Unipetrol a.s. shares.

The PKN ORLEN Group does not form a tax group under Polish regulations. The Group contains Basell ORLEN Polyolefins Sp. z o.o capital group which is also a tax capital group comprising Basell ORLEN Polyolefins Sp. z o.o. and Basell ORLEN Polyolefins Sprzedaż Sp. z o.o.

As the companies in the Group are separate taxpayers, the deferred tax assets and liabilities in the individual companies must be evaluated on a standalone basis. As a result, the consolidated balance sheet presents deferred tax assets of PLN 165,928 thousand as at 31 December 2006 and PLN 62,131 thousand, as at 31 December 2005 and deferred tax liabilities of PLN 1,765,761 thousand as at 31 December 2006 and PLN 1,020,159 thousand as at 31 December 2005.

(all amounts in PLN thousand)

The net deferred tax liability as at 31 December 2006 and 31 December 2005 comprised of the following:

	31 December 2006	31 December 2005
Deferred tax assets:		
Land reclamation provision	78 650	88 674
Receivables allowances	26 344	10 942
Retirement benefits and jubilee bonuses	46 967	23 704
Expenses for loyalty programme prizes	12 601	11 753
Impairment of non-current assets	-	78 773
Financial instruments	11 498	(19 419)
Valuation of non-current financial assets	18 633	37 091
Impairment of property, plant and equipment and intangible assets	30 796	1 218
Other provisions	47 193	18 359
Valuation of property, plant and equipment	78 923	-
Unrealised negative foreign exchange differences	59 321	-
Bonds valuation	25 337	-
Impairment allowance for inventories valued at net realisable value	17 920	845
Wages and salaries, unpaid	18 354	15 387
Accrued expenses	24 530	11 154
Other	87 589	43 930
Total deferred tax assets	**584 656**	**323 411**
Deferred tax liabilities:		
Investment relief *	104 680	137 155
Difference between carrying amount and tax base of property, plant and equipment	1 057 234	978 068
Unrealised positive foreign exchange differences	-	49 214
Difference in contribution in kind to Basell Orlen Polyolefins Sp. z o.o.	42 870	42 870
Valuation of assets	901 275	-
Finance lease treated as operational for tax purposes	26 606	26 296
Other	51 824	47 836
Total deferred tax liabilities	**2 184 489**	**1 281 439**
Deferred tax liabilities, net	**1 599 833**	**958 028**

* According to the Polish tax regulations, taxpayers were entitled to deduct qualified investment expenditures in a given tax year from the taxable income (investment relief). In addition, taxable income could have been further reduced in the following year by 50% of previous year's deduction (investment premium). This was described in detail in Note 35 c.

32. Leases

a) The Group as a lessee

- operating lease

Lease agreements and other agreements of an operating nature regard mainly the lease of tanks, facility, buildings, cars, tractors, semi trailers, vehicle tanks, forklifts and computer equipment. The minimum lease payments recognized as costs of 2006 amounted to PLN 61,216 thousand and PLN 30,233 thousand in 2005.

Future minimum lease payments under non-cancelable operating lease agreements as at 31 December 2006 and 31 December 2005 were as follows:

	31 December 2006	31 December 2005
Up to 1 year	58 387	21 215
Between 1 and 5 years	150 573	247 844
Above 5 years	-	-
Total minimum lease payments	**208 960**	**269 059**

(all amounts in PLN thousand)

- **finance lease**

Finance lease agreements regard mainly the lease of cars, computer equipment, vehicle tanks, wagons, buildings, tractors, semi trailers and forklifts.
Future minimum lease payments under non-cancelable operating lease agreements as at 31 December 2006 and 31 December 2005 were as follows:

	31 December 2006	31 December 2005
Up to 1 year	26 811	33 454
Between 1 and 5 years	49 458	81 804
Above 5 years	2 175	48 231
Total minimum lease payments	**78 444**	**163 489**

As at 31 December 2006 carrying amount of property, plant and equipment under finance lease amounted to PLN 155,587 thousand, including PLN 97 thousand with regard to buildings and constructions, PLN 54,118 thousand with regard to machinery and equipment, PLN 100,476 thousand with regard to vehicles and PLN 896 thousand with regard to other property, plant and equipment.
As at 31 December 2005 carrying amount of property, plant and equipment under finance lease amounted to PLN 150,369 thousand, including PLN 101 thousand with regard to buildings and constructions, PLN 59,569 thousand with regard to machinery and equipment, PLN 89,798 thousand with regard to vehicles and PLN 901 thousand with regard to other property, plant and equipment.

b) The Group as a lessor

- **operating lease**

Operating lease agreements regard the lease of machinery, equipment, buildings and cars. The minimum lease payments amounted to PLN 37,348 thousand in 2006 and PLN 16,683 thousand in 2005.

Gross investment in the lease due as at 31 December 2006 and 31 December 2005 for future periods were as follows:

	31 December 2006	31 December 2005
Up to 1 year	597	3 566
Between 1 and 5 years	2 975	13 588
Above 5 years	4 288	18 066
Total gross investments in the lease	**7 861**	**35 220**

- **finance lease**

Finance lease agreements regard the lease of distributors and steering devices owned by the Parent Company. The agreements were concluded for a definite period. The lease term is for the major part of the economic life of the asset. After expiration of a lease agreement a lessee can purchase the object of the lease on mutually agreed conditions.

The lease agreements were concluded for an indefinite period hence there is no possibility to define future minimum lease payments. Gross investments in the lease due as at 31 December 2006 and 31 December 2005 for future periods were as follows:

	31 December 2006	31 December 2005
Up to 1 year	310	878
Between 1 and 5 years	52	301
Above 5 years	-	-
Total gross investments in the lease	**362**	**1 179**

Unearned finance income as at 31 December 2006 amounted to PLN 168 thousand and as at 31 December 2005 to PLN 109 thousand.

(all amounts in PLN thousand)

As at 31 December 2006 and 31 December 2005 the Group companies did not record contingent rents recognized in the profit and loss and allowances for bad debts concerning minimum lease payments. There were also no unguaranteed residual values accruing to the benefit of the Group.

33. Commitments resulting from investment expenditures

Investments expenditures in 2006 accounted for PLN 2,057,058 thousand, including PLN 172,722 thousand of environmental protection related investments. Planned investment expenditure in the Group in the period of 12 months from the balance sheet date amounts to PLN 3,478,083 thousand, including PLN 496,781 thousand of environmental protection related investments. As at 31 December 2006 future liabilities resulting from signed contracts amounted to PLN 1,157,896 thousand.

34. Related party transactions

a. Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

In 2006 and 2005 the Group companies did not grant any advances, loans, guarantees and commitments, or other agreements obliging Management Board, Supervisory Board and their relatives, to render services to the Company and related parties.
As at 31 December 2006 and 31 December 2005 the Group companies did not grant any loans to managing and supervising persons and their relatives.
In the years ended 31 December 2006 and 31 December 2005 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b. Transactions with related parties concluded through the supervising persons of the Company and supervising persons of the Companies from the Capital Group

In 2006 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures" from the supervising persons of the Company and supervising persons of the Companies from the Capital Group.

	Sale	Purchase	Receivables	Liabilities
Legal persons *	79 901	210 999	5 069	40 085
Natural persons	300	-	-	-

* Transactions in the period of performing duties as supervising persons in the Company.

c. Transactions with related parties concluded through the managing persons of the Company and managing persons of the companies from the Capital Group

In 2006 the managing persons of the Company and managing persons of the companies from the Capital Group did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

d. Transactions with related parties concluded through the key management personnel of the Company and key management personnel of the companies from the Capital Group

	Sale	Purchase	Receivables	Liabilities
Legal persons*	603	22	11	-
Natural persons	56	-	-	-

* Transactions in the period of performing duties as key management personnel

(all amounts in PLN thousand)

e. Transactions with related parties, not consolidated with the full method, were concluded on market conditions and are presented below:

	Companies consolidated with the equity method
Sale	
2006	28 369
2005	26 616
Purchase	
2006	160 652
2005	192 300
Short term receivables	
31 December 2005	3 748
31 December 2005	4 532
Short term liabilities	
31 December 2005	26 137
31 December 2006	18 256

The above transactions with related parties relate to sale and purchase of petrochemicals, and purchase of repair, transport and other services.

(all amounts in PLN thousand)

35. Contingent liabilities and risks

a. Guarantees and sureties of PKN ORLEN Group in 2006

	31 December 2005	Increase/ Decrease	31 December 2006	Expiration of guarantee/ surety
guarantee of payment for the benefit of Lithuanian Bank in relation to mandatory trade offering for shares attributable to minority shareholders of Mazeikiu Group (released at 29 January 2007)	-	1 283 452	1 283 452	29.01.2007
guarantees issued by PKN ORLEN Group for the benefits of legal persons	44 530	18 030	62 560	03.10.2009
customs guarantees issued by Unipetrol a.s. and the Parent Company as collateral of liabilities to Customs Office due to import of merchandise	14 755	(9 923)	4 832	03.03.2008
collateral for factoring with recourse and for customers' liabilities related to the PayLink Card Agreement issued by ORLEN Oil Sp. z o.o. and ORLEN PetroTank Sp. z o.o.	14 607	(10 515)	4 092	30.09.2007
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	2 011	(1 092)	919	12.02.2007
guarantee issued by Anwil S.A. for the benefit of UHDE GmbH related to the change in chlorine production technology investment	3 926	(3 926)	-	09.08.2006
Other*	2 211	694	2 905	31.12.2008
Total guarantees and sureties:	**82 040**	**1 276 720**	**1 358 760**	

* including guarantee of the loan for construction of a sewage-treatment plant for the city of Inowroclaw in the amount of PLN 700 thousand as at 31 December 2005.

Contingent liabilities of Mazeikiu Group are presented in accordance with IFRS 3 "Business Combinations" as balance sheet liabilities arose at the day of acquisition.

b. Other contingent liabilities of PKN ORLEN Group in 2006

	31 December 2005	Increases/ Decreases	31 December 2006
excise tax guarantees (including collaterals submitted on behalf of PKN ORLEN Group and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	966 379	94 305	1 060 684
letter of credits	14 491	27 591	42 082
legal cases related to real estates with undefined legal status	15 518	7 635	23 153
anti trust proceeding of the Office for Competition and Consumers' Protection in respect of setting the price formula of anti-freeze engine coolant and glycol (detailed information in note 35 h)	-	14 000	14 000
legal cases	24 174	(14 176)	9 998
Total other contingent liabilities:	**1 020 562**	**129 355**	**1 149 917**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**1 102 602**	**1 406 075**	**2 508 677**

*including as at 31 December 2006 excise tax guarantee of PKN Orlen S.A. in the amount of PLN 854,235 thousand related to products in production plant in Płock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN S.A. in the amount of 103,000 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees.

(all amounts in PLN thousand)

c. Investment relief

In accordance with tax regulations, in force in previous years, Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:

- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium).

During the period 2002-2003 Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment premium
2002	14 234	49 222
2003	-	6 923
Total	**14 234**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Group companies do not identify a risk that its right to the deductions might be denied by the tax authorities. The Group companies do not also identify a risk of losing the right to relieves and premiums due to breach of conditions which in effect oblige to return the amounts deducted.

As at the date of preparation of these financial statements Unipetrol Group companies have utilized PLN 40,451 thousand of investment relieves.
As at the date of preparation of these financial statements Mazeikiu Group companies have utilized PLN 54,276 thousand of investment relieves.

d. Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków had decided to institute tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined Rafineria Trzebinia S.A.'s appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0 PLN rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended execution of the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. On 14 November 2005 the Head of the Customs Office in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

(all amounts in PLN thousand)

On 30 December 2005 the Head of the Customs Office in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court against the decision of the Head of the Customs Office in Kraków together with a motion to suspend execution of the decision. The complaint and a motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006. On 14 February 2006 the Head of Customs Office in Kraków issued a decision on suspending execution of the decision until the case is decided by Woivodship Administrative Court.

Until the present moment the case regarding company's excise tax liability is in progress in front of Woivodship Administrative Court and the outcome is unknown.

On 19 March 2007 Rafineria Trzebinia S.A. received a notification from the Tax Chamber in Kraków in respect of a compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków.

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A.. As a result Rafineria Trzebinia S.A. did not create a provision related to the case in the unconsolidated financial statement for the period ended 31 December 2006.

Submission of a certificate issued by tax authorities with regard to absence of outstanding liabilities related to taxes and charges stands as one of conditions required to obtain a permit to maintain tax consignment warehouse. At the present condition, Rafineria Trzebinia S.A. is unable to submit such certificate and as a result, in the beginning of 2007, the Management Board of Rafineria Trzebinia S.A. has decided that the sole solution to receive the permit for prolongation of tax consignment warehouse maintenance is to repay disputable liabilities.
On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków with regard to spread the payment of the disputable liabilities imposed based on decisions of the Head of the Customs Office in Kraków into installments

On 5 April 2007, a decision of the Head of the Customs Office in Kraków was received by Rafineria Trzebinia. The Head of Customs Office refused to accept the motion of the taxpayer, refusing to spread the tax liability into installments. On 6 April 2007, the Management Board of Rafineria Trzebinia S.A. appealed against the decision of the authority to the Head of the Tax Chamber in Kraków. Until the authorization date of the consolidated financial statements, the outcome of the appeal as well as its potential impact on the financial statements are not known.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations to the content of the protocol. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Head of Tax Control Office submitted the response to reservations raised by the Plenipotentiary of Rafineria Trzebinia S.A.

Termination date of control proceedings was extended to 29 June 2007.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Head of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of value added tax and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Company raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary.

Termination date of control proceedings was extended to 29 June 2007.

(all amounts in PLN thousand)

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia has been created in the unconsolidated financial statement for the period ended 31 December 2006.

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office in Małopolska regarding institution of control proceedings with respect to excise tax liability for the period of January, February and April – August 2005. The termination date of the above proceedings is 30 April 2007.

On 26 February 2007 the Head of Tax Office in Małopolska, seated in Kraków, had decided to institute tax control proceedings with regard to setting of value added tax (VAT) liability for March 2005.
The above proceedings concern intracommunity supplies of finished goods and merchandise.

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax taxpayer, from the output excise tax.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia has been created in the unconsolidated financial statement for the period ended 31 December 2006.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 459,962 thousand as at 31 December 2006. The share of PKN ORLEN in total voting rights at the General Meeting of Shareholders of Rafineria Trzebinia amounted to 77.15%.

e. The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel fuels while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofuels were available.
On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Competition and Consumers Protection Court, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia – a business entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the decree dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire. In accordance with article 130 § 2 of Administrative Proceedings Code the payment of the fine is suspended until the appeal is resolved.

(all amounts in PLN thousand)

On 2 April 2007 the Competition and Consumers Protection Court in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1,000 thousand by waiver of proceedings. The decision is appealable in front of the Court of Appeals in Warsaw.

f. Standing of Rafineria Trzebinia S.A. in connection with its management's decision to temporarily discontinue production and sales of the biofuel containing 20% of FAME esters

The immediate reason for the decision to temporarily discontinue production and sales of the biofuel containing 20% of FAME esters was the Decree of the Minister of Finance reducing allowances to excise tax liabilities. As a consequence, the financial standing of Rafineria Trzebinia, an owner of modern biofuel production installations, deteriorated and the bank creditors of Rafineria Trzebinia demanded additional collateral on Rafineria Trzebinia's property.
The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.
PKN ORLEN as a strategic investor has actively engaged in financial standing improvement process of Rafineria Trzebinia.
On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, on 29 March 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to PEKAO S.A. and BPH S.A. in the amounts of PLN 20,000 thousand and PLN 5,000 thousand, respectively.

The above described conditions of cooperation with the banks as well as the support granted by PKN ORLEN as a major shareholder would enable Rafineria Trzebinia to conduct usual business activities, implement stabilization strategies and rebuild positive customer relations. The afore actions will be performed until a stable tax laws that support alternative energy sources are implemented as well as a long-term biofuels promotion program, that is being prepared by the Ministry of Economy, is introduced.

Net consolidated assets of Rafineria Trzebinia amounted to PLN 459,962 thousand as at 31 December 2006. The share of PKN ORLEN in total voting rights at the General Meeting of Shareholders of Rafineria Trzebinia amounted to 77.15%.

g. Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. The amount of claim is updated by amount of interests.

On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings. The above described proceedings have not yet been ended. According to the decision of the Polish Constitutional Tribunal issued on 25 October 2006, suspended proceedings may again be opened.

(all amounts in PLN thousand)

On 8 March 2007 a first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare its positions in front of court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

h. Anti-trust proceedings

As at the date of the preparation of the financial statements, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN S.A. in Plock concluded an agreement with the Grupa Lotos S.A. in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.
The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by Grupa Lotos S.A. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Grupa Lotos S.A. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006. As at the date of preparation of these financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.
By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of prohibited agreement, the Company assesses risk of fine as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of the Chairman of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 due to this fact the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-trust Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of the Chairman of OCCP.

Due to the letter from OCCP that had been received on 21 March 2005, PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN S.A. was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze engine coolant Petrygo. The setting was acknowledged as inadequate to increase in price of monoethylene glycol (basis raw material for this coolant). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.
On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN S.A., upon receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the actual status of proceedings related to PETRYGO the financial statement include contingent liability in the amount of PLN 14,000 thousand.

(all amounts in PLN thousand)

i. Compensation program for employees

On 27 March 2006 the Agreement on rules of cooperation of social partners in restructuring processes of Polski Koncern Naftowy ORLEN S.A. and on employees' rights connected with those processes, was signed. The agreement concerns employees of PKN ORLEN S.A. subject to restructuring and reorganization processes.
According to the Agreement, employee subject to the restructuring process is entitled to dissolve the employment contract by mutual consent due to reasons independent from employees and to receive a single money consideration of PLN 50 thousand increased by PLN 4 thousand for every started year of service with PKN ORLEN S.A. or its legal predecessors. In case of definite dismissal in accordance with "Particular principles of dissolution of employment contracts due to reasons independent from employees act" of 13 March 2003 (Official Journal no. 90, item 844 with later amendments), an employee is entitled to receive a consideration equal to 40% of the consideration in *accordance with Voluntary Leave Program (VLP). In case of non-acceptance of new job or salary conditions, an* employee is entitled to receive a consideration equal to 3-months' salary.

In addition, an employee taking part in Voluntary Leave Program has a possibility to participate in a selected training financed by the employer up to the limit of PLN 2 thousand.

Employees subject to the restructuring program, who agreed to change the workplace within the organizational structure of PKN ORLEN S.A., for such which is within the distance of more than 40 kilometers, are entitled to receive a relocation package comprising of: relocation bonus (PLN 8 thousand), refund of relocation costs, refund of real estate agency costs and refund of rent for the period of 12 months (maximum PLN 2 thousand monthly).

j. Shield programs

The Voluntary Leave Programme (VLP) was launched in PKN ORLEN S.A. to support the restructuring process conducted in the Company. VLP provides additional money considerations for employees with whom the employment agreement was or would be dissolved by mutual consent due to reasons independent from employees by virtue of the restructuring process.
Due to the above, the Parent Company created a provision in the amount of PLN 236,000 thousand in accordance with the resolution of the Management Board no. 2537/05 dated 22 December 2005.
As at 31 December 2006 the shield programs provision amounted to PLN 123,921 thousand.

k. Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o.; presently Tankpol – R.Mosio i wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection to receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict, on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible, however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by Supreme Court, valuation of shares presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case was revoked to repronouncement in front of District Court in Warsaw.

l. Polish tax regulations

Taxes in Poland are paid to the central government as well as, to a little extent, to local authorities. The notion of a "tax" has been defined in the Tax Order Act, as a civic-public, free of charge, compulsory, non-returnable money consideration for the benefit of the State Treasury, voivodship, or district, resulting from an act on taxation.
The current taxation system in Poland is based on the following taxes: personal income tax, corporate income tax, tax on goods and services (value added tax, VAT), excise tax and civil law activity tax (relating to e.g. establishing or changes in articles of association of a company, sale of shares or – in certain cases – sale of real estate). Business activities are also to a smaller extent influenced by inheritance and donation tax, tax on gambling as well as agricultural and forestry tax. Among local taxes the most important are: real estate tax, and tax on means of transportation.
Beside corporate income tax stated at 19% rate in 2006, majority of companies conducting business activity are taxpayers of the value added tax (VAT). The basic VAT rate amounts to 22%, reduced rates are 7%, 3% and 0%, whereas some goods and services are exempt from VAT.
Business activity involves also excise tax. Excise goods are precisely defined in the act. The goods comprise e.g. engine fuels, heating oil, natural gas, alcoholic beverages, tobacco products and electricity. By virtue of PKN ORLEN's business activity, excise tax is a significant economic cost for the Parent and group companies. Activities under excise tax include: production of harmonized excise tax goods, release of harmonized excise tax goods from a tax consignment warehouse, sale of excise tax goods on Polish territory, export and import of excise tax goods, intra Community supply and intra Community acquisition of excise goods, acquisition and possession of excise tax goods with an excise tax unsettled in the proper amount (which does not indicate excise tax to be a multiphase tax). Excise tax rates are described as one of the following: percentage of tax base, amount per unit of excise tax goods, percentage of maximum retail price or amount per unit of excise tax goods and percentage of maximum retail price. In practice, tax rates described in decrees issued by the Minister of Finance are applied, whereas maximum tax rates were defined in the excise tax act.
In the common view of entrepreneurs, Poland qualifies as a country with an exceptionally high level of tax risk. The tax law is often amended, which results in lack of clarity as well as inconsistencies and lack of certainty. In addition, frequent discrepancies in tax law interpretations provided within tax authorities and administrative judiciary are observed.
Tax system in Poland is judged as unstable, with highly formalized tax regulations combined with rigorous laws in respect of sanctions. Tax settlements and other regulated areas of activity (e.g. customs or currency exchange control) might be subject to a control from the relevant authorities, entitled to impose severe penalties and sanctions with interests. Tax settlements may be subject to a tax control over five years since the end of the calendar year when the tax liability reaches its maturity. Considering the above described rationales, activities of PKN ORLEN and other entities of the group, that conduct business activity in Poland, may be subject to a tax risk.

m. German tax regulations

The German tax system is similar to the Polish one, where beside direct income tax (corporate income tax), there are also indirect taxes such as value added tax and excise tax.
German tax system is more stable, where tax risks connected with business activity are mitigated by the taxpayer's entitlements.
Taxes in Germany may be imposed by state, federal and local authorities. Business activity is connected with the obligation to pay corporate income tax, personal income tax, social security charges, value added tax, excise tax, capital gains tax and real estate tax.
Calendar year is a fiscal year for the purpose of personal income tax. Tax rates amount from 15% up to 42%. Employers are obliged also to pay social security, health insurance and unemployment fund. Charges are co-financed by an employer and an employee. Due to the level of charges, employment costs are very high in Germany.
For the purposes of corporate income tax, companies seated in Germany or having the factual management headquarter in Germany are taxpayers on total income earned. Taxable income is calculated based on income on operating activity, which is increased and decreased by certain items. Basic corporate income tax rate amounts to 25%. Additionally, direct taxes are increased by the so-called solidarity charge (connected with the merger of two German states) amounting to 5.5% and tax on revenues, which is calculated considering so-called regional factor.
Value added tax is applied to goods and services. Basic rate amounts to 19% and reduced – 7%. The tax is based on the solutions applied in the EU. Similarly to VAT, excise tax regulations also reflect regulations applicable in the EU. This is the basis for imposing of excise tax on e.g. production and import of petrol or diesel oil in Germany.
Real estate tax is charged on all items of real estate (land and buildings) situated in Germany. There is also a tax on sale of real estate that amounts to 3.5%.
Tax regulations in Germany, similarly to other countries, might be subject to different interpretations from taxpayers and tax authorities. Expiration period for liabilities equals maximum 7 years. Regulations in respect of utilization of accumulated tax losses from prior years, which may be deducted from future income in a limited amount, are crucial for Orlen Deutschland A.G.'s activity in Germany.

(all amounts in PLN thousand)

n. Czech tax regulations

Group companies, conducting their business activity in the Czech Republic, are subject to value added tax, excise tax, corporate income tax, personal income tax and social security regulations. Corporate income tax rate, including capital gains tax equals 24% in 2006. Taxpayers can select a tax year that is different from the calendar year. Tax losses can be settled during the consecutive five years. Transactions between related parties must be based on market prices – tax authorities may assess the level of prices applied in intercompany transactions and impose severe fines, should the prices differ from the market level. Taxpayers might however request binding interpretation in respect of transfer pricing. Fee is charged for the issued interpretations.
Czech value added tax is based on EU standards. Supply of goods and rendering of services (including sale of rights) are subject to VAT. Taxpayer may, in most cases, deduct tax paid on purchases (input tax). Basic rate amounts to 19%, but some goods and services are subject to the reduced rate of 5% and some are exempt from VAT (e.g. insurance, financial, educational or healthcare services).
Legal entity conducting business activity may also be obliged to pay real estate tax, tax on sale of real estate (based on a 3% rate), tax on means on transportation used in business activity and excise tax. Similarly to other EU countries, petrol and diesel oils are subject to excise tax.
Tax regulations are frequently interpreted in a different manner. Tax authorities can adopt different interpretation of the tax law than the Group companies. Tax settlements may be subject to tax control over three years since the end of the calendar year when the taxpayer was obliged to submit the tax return. Should the tax authorities initiate the control before the end of the three year period, the expiration period is prolonged for the next three years. Maximum period of expiration may not exceed 10 years from the end of a given settlement period. For breaching of tax law leading to tax arrears, severe fines may be imposed, including even a possibility of suspension of business activity. Fines are also imposed when tax returns are submitted with any delay. Due to the above stated reasons business activity of Czech companies may be subject to tax risk.

o. Lithuanian tax regulations

Entities conducting business activity in Lithuania are subject to regulations in respect of corporate income tax, personal income tax, social security charges, value added tax (VAT), real estate tax, excise tax etc.
Companies registered in Lithuania are obliged to pay taxes on income and capital gains acquired both in Lithuania and abroad. The base rate of corporate income tax is 15% (whereas entities of a smaller size may be charged based on lower rates). Commencing 2007, capital gains on sale of shares that represent at least 25% of total voting rights and were held by at least 2 years prior to the sale are exempt from taxation. In the period 2006-2007 a temporary social tax has been introduced. The rate of the social tax was 4% and 3% in 2006 and 2007, respectively. The social tax base is analogous to tax base used for the purposes of corporate income tax.
The tax law in Lithuania is severe with regard to transactions with related parties seated both in Lithuania and abroad therefore maintaining of business relationships within market practice is crucial. When there is evidence that the transactions with related parties are inconsistent with market conditions, tax authorities may perform their own assessment of a tax base and a transactional value for taxation purposes.
There are two personal income tax rates: 15% and 27%. Depending on the type of income, personal income tax of natural persons may be transferred to the budget by companies (if it was acquired in these companies) or directly by the person that acquired such income.
The application of VAT is based on the Community laws, primarily in case of sale of goods and services. The base VAT rate is 18%, reduced rates are 9% and 5%, whereas some goods and services are exempt from VAT.
Commencing 2007, a real estate tax rate ranges from 0.3% to 1% (in 2006 it amounted to 1%). The rate is paid based on the cadastre value and applied to real estates located in Lithuania, owned either by Lithuanian or foreign companies.
Production, import and intra-Community acquisition of oil-derived products are subject to excise tax. The Lithuanian law in respect of excise tax reflects the regulations of the European Union. Lithuania was among the first EU countries that implemented an advanced system of electronic real-time monitoring of flow of goods subject to excise tax between tax consignment warehouses in Lithuania. Tax regulations in Lithuania may be subject to diverse interpretations by the taxpayers and tax authorities. Tax controls may regard the current reporting period as well as five prior years.

p. Maltese tax regulations

The tax system in Malta is based on the imputation rule combined with tax return which effectively means a low real tax rate and a high nominal tax rate. It should however be noted that Malta is currently under pressure of the European Union; EU considers tax regulations in Malta as detrimental to competition and will aim at its elimination.
The 'captive insurance' company is in principle subject to a corporate income tax with a 35% rate, however in the event of business activities related to insuring of risks abroad of Malta, the application of imputation rule combined with a tax credit may lead to effective decrease of tax rate even to 4.7%, provided that the dividend is paid to the shareholders. The revenues on technical reserves may be included as tax deductible costs in determination of taxable income.

(all amounts in PLN thousand)

VAT is another typical tax related to establishment and conduct of insurance activities in Malta. VAT regulations applicable in the European Union provide that insurance services are exempt from VAT which indicated also that input VAT on goods and services cannot be deducted.
The Maltese VAT system is based on the Community's regulations. VAT is in principle applied to sale of goods and services. The basic VAT rate amounts to 18%, reduced rate is 5%, whereas some goods and services are exempt from VAT.
Malta provides additional tax relieves applicable for the company that include deduction of 200% of expenses related to occupied office space and 200% expenses related to employee salaries paid in the course of first ten years of business activity.
Malta has implemented the European 'Parent-Subsidiary' Directive. Pursuant to the provisions of the Directive, upon completion of certain conditions, dividends paid to companies seated in the European Union are exempt from withholding tax. The practical application of the above rule in Maltese taxation system, which is based on imputation rule and tax return, is however unclear. The issue of simultaneous application of the two above systems as well as the agreement between Poland and Malta with regard to avoidance of double taxation requires further analyses.

q. Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between shareholders of NOM.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce ("PCC") in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.
On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.
On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.
On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN's complaint against the verdict of Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.
On 27 April 2006 PKN's attorney received the justification of a verdict from the District Court. Upon analysis of the justification, PKN decided not to appeal against the verdict. The verdict is legally binding.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453 thousand. On 7 August 2006 PKN ORLEN changed the suit by the letter submitted to the Court of Arbitration of PCC, demanding contractual penalty of PLN 111,511 thousand with interest.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. On the seatings dated 31 August 2006 and 1 September 2006 the Court of Arbitration acquainted with testimonies of both parties' witnesses.
On the following seatings dated 29 November 2006 and 14 December 2006 The Court acquainted with testimonies of both parties' witnesses.
At the seating dated 14 December 2006 the Court obliged both sides to prepare and submit letters with recapitulation of stands. The letter was submitted by PKN ORLEN.

As of 31 December 2006, shares in NOM were presented in the foregoing consolidated financial statements as investments in associates in the net amount of PLN 18 million, after recognition of an impairment of shares allowance based on independent expert's valuation.

(all amounts in PLN thousand)

r. Collateral with regard to shares in Basell ORLEN Polyolefins Sp. z o.o. („BOP")

Under the share pledge agreement of 19 December 2003 PKN ORLEN pledged all own shares of BOP, i.e. 907,398 shares of nominal value of PLN 500 per each, representing 50% of share capital of BOP and having 50% of voting rights at the Shareholders' Meeting. The pledge was for the benefit of Kredyt Bank S.A., seated in Warsaw, operating as a Pledge Agent. The condition for the pledge to be effective included its registration in a collateral register held by the registry court, which was completed on 23 January 2004.
Collateral set by the pledge agreement of 19 December 2003 secured repayment of current and future claims by BOP, to which Pledge Agent is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.
On 18 December 2006 Basell ORLEN Polyolefins has concluded a new bank loan agreement. No collateral in the form of shares in BOP owned by PKN ORLEN is required with regard to the new agreement. Pursuant to that fact a procedure has been started in January 2007 to remove the pledge from the collateral register. The respective removal has been made based upon a decision issued on 7 March 2007.
The new bank loan agreement is pledged on the assets of BOP therefore the carrying amount of assets pledged for the purposes of bank loan agreement has been included in the total amount of pledged assets and presented in notes 5, 12 and 13 to the foregoing consolidated financial statement.

s. Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
Agrofert Holding a.s. agreed that PKN ORLEN S.A. disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests.
The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s.
The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The amount claimed by Agrofert Holding a.s. is currently analyzed by the Company's legal advisors, and the arbitration proceedings are at the initial stage i.e. organizational matters are being conducted.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

(all amounts in PLN thousand)

The foregoing financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

t. Risk connected with agreements with DEZA a.s.

In August and September 2005 Unipetrol a.s. received letters from Deza a.s., requesting execution of the agreements regarding sale of shares in Agrobohemie a.s. and Aliachem a.s. (presently Synthesia a.s.) Unipetrol a.s. and Deza a.s. each own 50% shares in Agrobohemie a.s. The shareholder structure in Synthesia a.s. is as follows: Agrobohemie a.s. owns 55.01% shares, Unipetrol a.s. – 38.79% and Deza a.s. – 4.67%. The remainder of 1.53% is owned by minority shareholders of Synthesia a.s.
Letters received from Deza regarded the agreements for future payable assignment of shares, concluded between Unipetrol a.s. and Deza a.s. in relation to shares in Agrobohemie a.s. and Synthesia a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of Unipetrol a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of Unipetrol a.s. has proposed that Deza a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. In spite of endeavors of Unipetrol a.s., Deza a.s. has rejected proposals of the Management Board of Unipetrol a.s. and on 26 January 2006 it issued a law suit in respect of settlement of contractual penalties arguing that it had been a breach of the agreements by Unipetrol a.s. by failure to execute the assignment of shares. In accordance with the above mentioned agreements, Deza a.s. has calculated the amount of the penalty in the amount of CZK 1.5 million per day. On 22 August 2006 Deza a.s. issued a law suit in respect of execution of the agreements concerning assignment of shares and a law suit in respect of damages arguing in both cases that it had been a breach of the agreements by Unipetrol a.s. by failure to execute the assignment of shares. In the second half of 2006 Unipetrol a.s. and Deza a.s. commenced negotiations in order to achieve potential compromise in both cases aside court proceedings. Until the date of preparation of these consolidated financial statements the negotiations have not been finished and no agreement has been signed related to this cases. In spite of endeavors of Unipetrol a.s. related to conclusion of an agreement acceptable by both parties, probability of concluding of such an agreement is difficult to predict.
In relation to the fact that no compromise agreement has been signed between Unipetrol a.s. and Deza a.s., it may be suspected that the court proceedings presently in progress will be continued. The completion date for these proceedings as well as final decisions related to nullity of agreements, payment of contractual penalties or indemnities for the benefit of Deza a.s. are difficult to be defined. Court proceedings in the Czech Republic usually last a few years depending on circumstances.
In addition, Unipetrol a.s. has currently no access to any business information connected with future development of Agrobohemie a.s. and Synthesia a.s. and is unable to manage, control or influence the financial and operating standing of both entities due to the fact that they are controlled by Deza a.s. The feasibility of sale of shares by Unipetrol a.s. to any third party entities is limited in this situation.
The above described circumstances may have significant negative impact on value of shares of Unipetrol a.s. in Agrobohemie a.s. and Synthesia a.s. By virtue of uncertainties in relation to future outcome of court proceedings as well as due to difficulties in determination of the fair value of shares, neither impairment allowance in respect of the value of shares was recognized nor was provision for contractual penalties created in the financial statements.

Due to loss of significant influence of Unipetrol Group on associated companies: Synthesia a.s., Agrobohemie a.s. as of 30 September 2005, these assets were accounted for using the equity method and included in the consolidated balance sheet of Unipetrol a.s. as at 31 December 2006 as long-term financial investments of PLN 508,995 thousand (translated from CZK using the exchange rate applicable for 31 December 2006).

36. Employment structure

Average employment by groups was as follows:

	for the year ended 31 December 2006	for the year ended 31 December 2005
Blue-collar workers	14 488	11 643
White-collar workers	11 050	9 532
	25 538	**21 175**

Employment level as of 31 December 2006 24,113 persons and 31 December 2005 amounted to 20,805 persons.

(all amounts in PLN thousand)

37. Description of factor and events, especially of a non-usual nature, with significant impact on financial results

The following significant events impacting financial positions of the foregoing consolidated financial statements occurred in 2006:

a. Share purchase of Mazeikiu Group

1. Share purchase agreements of Mazeikiu

On 26 May 2006, PKN ORLEN, as the buyer, and Yukos International UK B.V., a private limited liability company seated in the Netherlands ('Yukos International'), as the seller, concluded a share sale and purchase agreement (the 'Yukos Agreement') related to the purchase by PKN ORLEN of a 53.7022% stake in AB Mazeikiu Nafta, a public company with its seat in Lithuania ("Mazeikiu"). On 18 May 2006, PKN ORLEN unilaterally signed the Yukos Agreement and delivered it to the other party. Yukos International counter-signed the Yukos Agreement on 26 May 2006 after the New York Bankruptcy Court had revoked the temporary restraining order previously imposed on Yukos International with respect to selling any Mazeikiu shares.

In addition, on 19 May 2006 PKN ORLEN S.A. unilaterally signed and delivered the following documents to the Government of the Republic of Lithuania (the 'GOL'): (a) a share sale and purchase agreement (the 'GOL Agreement') related to purchase of an additional 30.6615% shares of Mazeikiu by PKN ORLEN from the GOL; and (b) a put option agreement related to the 10.0006% shares of Mazeikiu (the 'Put Option Agreement') that would remain property of GOL subsequent to the sale of the 30.6615% stake to PKN ORLEN S.A. The GOL Agreement and the Put Option Agreement has been counter-signed by the GOL on 9 June 2006, upon approval of the Lithuanian Parliament.

1.1. Main provisions of share purchase agreements of Mazeikiu

Share purchase agreement with Yukos International UK B.V.

Pursuant to the Yukos Agreement, PKN ORLEN S.A. purchased 379,918,411 ordinary shares of Mazeikiu, with a nominal value of LTL1 each, representing approximately 53.7022% of Mazeikiu's share capital, for the aggregate price of USD 1,492,000,000. The execution of the Yukos Agreement was subject to certain suspending clauses. i.e. (a) the receipt of all relevant consents, including in particular the European Commission's concentration clearance, and (b) the GOL's withdrawal from exercise of its right of first refusal with respect to the shares being purchased by PKN ORLEN from Yukos International. The agreement provided, that should any of the conditions precedent would not be fulfilled by 30 September 2006, each of the parties would be entitled to terminate the Yukos Agreement. However, each of the parties would have been entitled to claim for extension of the termination date to 31 March 2007 if the only condition not met by 30 September 2006 was the consent of the European Commission.

Upon the acquisition of shares of Mazeikiu from Yukos International, PKN ORLEN S.A. has become a party to certain agreements related to the two previous privatizations of Mazeikiu conducted in 1999 and 2002, in particular, the 1999 and 2002 privatization agreements and the shareholders' agreement between the GOL and Yukos International. All agreements related to the previous privatizations of Mazeikiu, including both privatization agreements and the existing shareholders' agreement that were assigned to PKN ORLEN S.A. were terminated immediately upon the closing of the transaction with Yukos International, and the parties thereto were fully discharged from any and all liabilities under these agreements.

In the period between signing of the Yukos Agreement and the transaction closing date, Yukos International represented that Mazeikiu and its subsidiaries will conduct operations within the ordinary course of business and do not take any action which would materially adversely affect the parties' ability to accomplish the transaction.

Share purchase agreement with the Government of the Republic of Lithuania

Pursuant to the Agreement with the Government of the Republic of Lithuania, PKN ORLEN S.A. purchased an additional 216,915,941 ordinary Mazeikiu shares with the nominal value of LTL1 each, representing approximately 30.6615% of Mazeikiu's share capital, for the aggregate price of USD 851,828,900.31. The execution of the GOL Agreement was subject to certain suspending clauses, i.e. (a) the acquisition by PKN ORLEN S.A. of 53.7022% of Mazeikiu's shares from Yukos International; and (b) the receipt of the European Commission's concentration clearance. The agreement provided, that should any of the conditions precedent would not be fulfilled by 30 September 2006, neither of the parties would be obliged to execute the GOL Agreement. However, both parties would have remained bound by the GOL Agreement until 31 March 2007 if the only condition not met by 30 September 2006 would have been the consent of the European Commission. On 29 September PKN ORLEN issued a letter to the Government of the Republic of Lithuania and informed about automatic prolongation of the agreement until 31 March 2007.

(all amounts in PLN thousand)

Furthermore, the previously existing shareholders' agreement was replaced by the new shareholders' agreement between PKN ORLEN S.A. and the GOL as of the closing date of the transaction with Yukos International. Pursuant to the new shareholders' agreement, PKN ORLEN S.A. maintains full operational control over Mazeikiu. The GOL is entitled to appoint one of the nine members of Mazeikiu's Supervisory Board and one of the seven members of Mazeikiu's Management Board. In addition, the GOL is entitled to request annulment of the resolutions of Mazeikiu's corporate authorities if such resolutions present a threat to the national security or the energy security policy of the Republic of Lithuania. The GOL is entitled to request that PKN ORLEN S.A. sold all its shares of Mazeikiu in any of the following circumstances: (a) Mazeikiu incurs a loss in each of any five consecutive financial years; (b) Mazeikiu's assets with a value exceeding USD 200,000,000 are seized in connection with an enforcement proceedings following a final and non-appealable court decision; (c) over 50% of voting rights in PKN ORLEN S.A. are acquired by an entity that, in the GOL's reasonable opinion, presents a threat to the national security of the Republic of Lithuania. Every disposal of shares of Mazeikiu by PKN ORLEN S.A. and/or the GOL will be subject to the other party's right of first refusal. The new shareholders' agreement will expire upon the disposal by the GOL of any of its 70,750,000 shares of Mazeikiu.

Pursuant to the Put Option Agreement, the GOL is entitled to sell to PKN ORLEN S.A. 70,750,000 ordinary Mazeikiu shares, with the nominal value of LTL 1 each, representing approximately 10.0006% of Mazeikiu's share capital. The put option will remain in force in the period of five years upon the sale of the 30.6615% stake related to the GOL Agreement. The aggregate price for all shares under Put Option Agreement amounts to USD 277,835 thousand. However, should the GOL exercise the put option within the period of three years from the sale of the 30.6615% stake to PKN ORLEN S.A., the aggregate price for all shares under put option would amount to USD 284,450 thousand.

All transaction documents are governed by the English law.

1.2. Mandatory tender offering for the remaining shares

Upon the acquisition of Mazeikiu shares from Yukos International, PKN ORLEN S.A. was obliged under the Lithuanian law to announce a mandatory tender offering for the remaining shares of Mazeikiu within 30 days from the date of acquisition of the Mazeikiu shares from Yukos International. The price per share offered in the mandatory tender offering must not be lower than the highest price paid by ORLEN S.A. for the Mazeikiu shares during the 12-month period preceding the announcement of the tender offer.

1.3. The receipt of the European Commission's and other anti-trust bodies consents for the transaction

On 29 September 2006 PKN ORLEN filed official motion to the European Commission in order to obtain consent for concentration of PKN ORLEN Capital Group's and Mazeikiu Nafta's assets as a result of share purchase agreement. The decision of the European Commission was expected in first half of November. As a result, on 30 September the agreement on prolongation of term of withdrawal from the agreement with Yukos until 31 December 2006, was signed. On 7 November 2006 PKN ORLEN S.A. obtained the European Commission's clearance for the acquisition of a controlling stake in AB Mazeikiu Nafta ("Mazeikiu").
Based on the analyses of AB Mazeikiu Nafta export activities it was determined that precedent to execution of the Yukos Agreement, aside from European Commission's clearance, obtaining of relevant consent from the Ukrainian Anti-Trust Committee as well as consent of anti-trust bodies of United States of America was required. The same provisions of the Yukos Agreement apply to the above consents as to the European Commission's consent. The motion to the Ukrainian Anti-Trust Committee was filed on 16 August 2006. On 21 August 2006 the Ukrainian Anti-Trust Committee agreed on share purchase transaction for Mazeikiu Nafta. In case of USA, motions were filed by PKN ORLEN and Yukos on 15 September 2006. Before statutory deadline, on 25 September 2006, the U.S. Federal Trade Commission has concluded its review of the planned acquisition by PKN ORLEN of a control over Mazeikiu. Early termination of the required waiting period for the possible objections of the U.S. anti-trust authorities means the receipt of the clearance under the Hart Scott-Rodino Antitrust Improvements Act of 1976 for the purchase by PKN ORLEN S.A. of the controlling stake in Mazeikiu.

1.4. Significant events after signing the share purchase agreements of Mazeikiu

On 12 July 2006, the Government of the Republic of Lithuania irrevocably elected not to exercise its right of first refusal with respect to the 53.7022% shares of Mazeikiu, governed by the Yukos Agreement. The GOL also expressed its irrevocable consent for the transaction between Yukos and PKN ORLEN S.A.

At the end of July 2006 the crude oil deliveries to Mazeikiu were stopped by Russian operator of crude oil pipeline system "Druzhba". The interruption in deliveries was caused by the technical breakdown in section Unecha-Polotsk. Till now the crude oil deliveries to Mazeikiu were not resumed through oil pipeline system "Druzhba". At the same time the crude oil is continuously delivered by sea transport.

On 12 October 2006, a fire accident occurred in the oil refinery belonging to AB Mazeikiu Nafta, leading to damage to a vacuum distillation unit.

(all amounts in PLN thousand)

2. Purchase of shares from Yukos International and the Government of Republic of Lithuania

On 15 December 2006, though brokerage of the Vilnius Stock Exchange, the share sale and purchase transaction was settled. PKN ORLEN S.A. purchased 379,918,411 shares of Mazeikiu from Yukos International. This determined that PKN ORLEN S.A. formally acquired ownership of 379,918,411 shares of Mazeikiu at that date. Thereby the last of the conditions precedent determined in the agreement dated 9 June 2006 between PKN ORLEN S.A. and the Government of the Republic of Lithuania related to sale of shares of Mazeikiu, was fulfilled. In conjunction, on 15 December 2006, without brokerage of the Vilnius Stock Exchange, the share sale and purchase transaction was settled – PKN ORLEN S.A. purchased 216,915,941 shares of Mazeikiu from the Government of the Republic of Lithuania.
Pursuant to settlement of transactions with Yukos International and the Government of the Republic of Lithuania, on 15 December 2006 PKN ORLEN S.A. has become a holder of a total number of 596,834,352 shares of Mazeikiu. The nominal value of one share of Mazeikiu is LTL 1 (which is equal to PLN 1.10 in accordance with average exchange rate of the National Bank of Poland announced on 15 December 2006). The shares held in Mazeikiu by PKN ORLEN S.A. constitute 84.36% of the share capital of Mazeikiu and entitle to 596,834,352 voting rights at the General Meeting of Shareholders (GM), which is equal to 84.36% of total voting rights at GM in Mazeikiu. The purchase price of shares acquired from Yukos International amounted to USD 1,492,000,000 (i.e. PLN 4,315,610 thousand in accordance with average exchange rate of the National Bank of Poland announced on 15 December 2006) whereas the purchase price of shares acquired from the Government of the Republic of Lithuania amounted to USD 851,829 thousand (i.e. 2,463,915 thousand in accordance with average exchange rate of the National Bank of Poland announced on 15 December 2006). The book value of shares of Mazeikiu acquired by PKN ORLEN S.A. was recognized in the accounting books of PKN ORLEN S.A. at cost including acquisition costs.
The share purchase of Mazeikiu was financed by means of revolving bank loan, bridge bank loan and cash owned of PKN ORLEN S.A. The purchase is of a long-term capital investment nature.
Yukos International is a holding company controlled by Stichting Administratiekantoor Yukos International fund.

In conjunction with the settlement of the purchase of Mazeikiu shares from Yukos International by PKN ORLEN S.A., the Shareholders Agreement dated 9 June 2006 between PKN ORLEN S.A. and the Government of the Republic of Lithuania came into force on 15 December 2006.
The Extraordinary Meeting of Shareholders of Mazeikiu held on 14 December 2006 changed the composition of Supervisory Board of Mazeikiu. Six persons nominated by PKN ORLEN S.A. – Mr Marek Moroz, Mr Czesław Bugaj, Mr Marcin Wasilewski, Mr Piotr Kearney, Mr Wojciech Wróblewski and Mr Rafał Zwierz – have been appointed members of the Supervisory Board of Mazeikiu. The Board elected Mr Marek Moroz for the position of its Chairman. Presently the Board is composed of nine members. The remaining three persons were nominated by the Government of the Republic of Lithuania.
During the meeting held on 14 December 2006 the Supervisory Board of Mazeikiu has made changes to the composition of the Management Board of Mazeikiu. Four representatives of Yukos International UK B.V. have been replaced by four persons nominated by PKN ORLEN S.A. The Supervisory Board appointed Mr Jan Maciejewicz and Mr Paweł Szymański to the Management Board of Mazeikiu, and again appointed Mr Krystian Pater and Mr Paul Nelson English (holding the position of General Director of Mazeikiu at that time). In addition, on 15 December 2006 the Supervisory Board of Mazeikiu appointed two other persons nominated by PKN ORLEN S.A.: Mr Igor Chalupec and Mr Piotr Kownacki to the Management Board. The Management Board is composed of seven members, which includes also a representative of the Government of the Republic of Lithuania. At the meeting held on 15 December 2006 the Management Board has elected Mr Igor Chalupec for the position of President of the Management Board.

3. Purchase of additional shares in Mazeikiu by PKN ORLEN S.A.

3.1. Mandatory tender offering for shares in Mazeikiu

In accordance with Lithuanian law, exceeding of the 40% voting rights at the General Meeting of Shareholders of Mazeikiu obliged PKN ORLEN S.A. to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN S.A. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN S.A. was not able to execute its voting rights at the General Meeting of Shareholders, that were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN S.A. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.
Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.
Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN S.A. purchased 35,879,247 shares of Mazeikiu. The Company holds 632,713,599 shares which is equal to 89.2628% stake in share capital of Mazeikiu.

(all amounts in PLN thousand)

3.2. Constant call offer at the Vilniaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to improve the preparatory process to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN S.A. made a constant call offer at the Vilniaus Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10.25 per share. In the described period PKN ORLEN purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held 634,609,551 shares, constituting a 89.5303% stake in Mazeikiu. Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in share capital are quoted at the market.

3.3. Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out will be conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007. At the first phase of the process, which will be effected until 21 May 2007, the shareholders of Mazeikiu are entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10.25.
Unless the first phase leads to buyout of all shares held by minority shareholders, PKN ORLEN will put forward a motion to the court in Lithuania to issue a decision in accordance with the Lithuanian law related to squeeze out procedure. In effect of the decision all shares held by minority shareholders other than the Government of the Republic of Lithuania will become property of PKN ORLEN for a price equal to LTL 10.25 per share. The procedure will result in acquisition of all shares in Mazeikiu, except for shares held by the Government of the Republic of Lithuania.

4. Changes in the Management Board of Mazeikiu

In conjunction with the resignation of Mr Igor Chalupec from the position of the President of the Management Board of PKN ORLEN on 31 January 2007, the Supervisory Board of Mazeikiu dismissed Mr Igor Chalupec and at the same time appointed Mr Dariusz Formela to the Management Board. On 7 February 2007 the Management Board of Mazeikiu has elected Mr Piotr Kownacki for the position of President of the Management Board. On 16 March 2007 Mr. Jan Maciejewicz resigned from the position of Member of the Management Board. In accordance with the Lithuanian law, the resignation came into force after a lapse of 14 days. Until 17 April 2007, one vacancy in the composition of the Management Board of Mazeikiu existed.

5. Settlement of acquisition of Mazeikiu

On 15 December 2006 the Company purchased 596,834,352 ordinary shares of AB Mažeikių Nafta („Mažeikių"), which constituted 84.36% of all issued shares of Mažeikių. The purchase was realized on the basis of two agreements concluded by PKN ORLEN: the share sale and purchase agreement with Yukos International UK B.V dated 26 May 2006 on purchase of 379,918,411 shares, that stood for 53.7022% of all issued shares and share sale and purchase agreement with the Government of Republic of Lithuania dated 19 May 2006 on purchase of 216,915,941 shares, that stood for 30.6615% of all issued shares. On 28 December 2006 Mažeikių merged with Mažeikių Elektrine. The share of PKN ORLEN declined by 0.16 percentage points.
In relation to conclusion of the put option agreement in respect of 70,750,000 shares in Mazeikiu owned by the Government of the Republic of Lithuania by PKN ORLEN S.A. as well as due to mandatory tender offer regarding shares held by minority shareholders, the settlement of the business combination for the purposes of the foregoing consolidated financial statements has been performed in accordance with IAS 32 'Financial instruments: Disclosure and Presentation' paragraphs 22-23 – financial liabilities were disclosed and minority interest were not disclosed. The share of PKN ORLEN in Mazeikiu Group was assumed at 100% for the purposes of these financial statements.

Mažeikių Group is composed of group of companies operating in the refining sector in the Republic of Lithuania, mainly involved in crude oil processing, distribution of fuels and crude oil derived products. In all those activities Mažeikių is a representative of the industry sector in the Republic of Lithuania and Central Europe. Mažeikių Group consists mainly of the following companies:

- AB Mažeikių Nafta – Crude oil refining, transportation services of crude oil and crude oil derivate products, service and loading of tanker ships, sale of refined products.
- AB Ventus-Nafta – Retail sale of crude oil products.
- UAB Mažeikių naftos prekybos namai – Sale and marketing of products of AB Mažeikių Nafta in Lithuania.
- SIA Mažeikių Nafta Tirdzniecibas nams – Wholesale trade of crude oil products in Latvia.
- OU Mazeikiu Nafta Trading House – Wholesale trade of crude oil products in Estonia
- Mažeikių Nafta Trading House Sp. z.o.o. – Wholesale trade of crude oil products in Poland
- UAB Juodeikių nafta – Loading of truck vehicles with crude oil; entity under liquidation proceedings.
- UAB Uotas – Lease of gas stations, entity under liquidation proceedings.
- UAB Naftelf – Sale of aviation fuels (joint venture with 'Corelf')

(all amounts in PLN thousand)

The acquisition of Mažeikių was accounted under the purchase method in accordance with IFRS 3 'Business combinations'. In consequence of the fact that the cost of business combination (purchase price increased by any costs directly attributable to the combination) exceeded the share of PKN Orlen in the fair value of net identifiable assets, liabilities and contingent liabilities, the Company recognized goodwill in the balance sheet as of 31 December 2006.

As a result of purchase of Mažeikių shares, the following categories of assets, liabilities and contingent liabilities were acquired and the transaction was settled in accordance with the purchase method in the following way:

Fair value of assets and liabilities by main categories:

Cash and cash equivalents	1 030 556
Propery, plant and equipment	7 474 909
Intangible assets *	112 741
Inventories	1 082 965
Receivables	980 329
Other assets	462 982
Provisions	(25 761)
Long-term liabilities	(1 359 934)
Short-term liabilities	(1 097 009)
Other liabilities	(910 155)
Net assets of Mažeikiu Nafta at fair value	7 751 623
Share of PKN ORLEN in net assets of Mazeikiu Nafta	7 751 623
Cost od business combination**	8 056 728
Goodwill	305 105
Impact of the net cash flow (i.e. excluding financial liabilities)	(6 759 742)
Acquired cash and cash equivalents	1 030 556
Net cash outflow until 31 December 2006, related to purchase of Mazeikiu Group, net of acquired cash and cash equivalents.	(5 729 186)

* including acquired CO2 emission rights in the amount of PLN 88,771 thousand
** including the financial liability of PLN 1,296,986 thousand recognized in connection with the put option agreement concluded between the Government of the Republic of Lithuania and PKN ORLEN and mandatory tender offer regarding shares held by minority shareholders and PLN 24,047 thousand related to costs of advisory services, business trips etc. directly attributable to the combination

In conjunction with acquisition of assets and liabilities of Mažeikių Group, the process of their valuation to fair value is pending. The Group recognized an effect of the valuation of the acquired net assets. For the purposes of the foregoing consolidated financial statements the Company performed an impairment test of goodwill on consolidation of Mazeikiu Group. The Company analyzed and assessed the risk related to the resumption date of crude oil deliveries. An impairment loss of goodwill amounted to PLN 305,105 thousand. The impairment charge was recognized in the profit and loss of 2006 as other operating revenues.

In conjunction with the fact that the transaction was closed on 15 December 2006, the consolidated balance sheet of Mažeikių Group as at 31 December 2006 as if at acquisition date has been included in the consolidated balance sheet of PKN ORLEN Group. Due to insignificant impact, the consolidated income statement of Mažeikių Group for the period from 15 December 2006 to 31 December 2006 has not been included in the consolidated income statement of PKN ORLEN Group for 2006.

(all amounts in PLN thousand)

The condensed consolidated income statement of Mažeikių Group for the period from 15 December to 31 December 2006, without the effect of fair value and impairment of goodwill in the amount of PLN 305,105 thousand, is presented below:

Total sales revenues	273 847
Cost of finished goods, merchandise and materials sold	(275 391)
Gross loss on sales	(1 544)
Distribution expenses	(11 898)
General and administrative expenses	(6 552)
Other operating revenues and expenses, net	19 303
Loss on operations	(691)
Financial revenues	2 957
Financial expenses	(5 317)
Loss before tax	(3 051)
Income tax expense	(3 446)
Net loss	(6 497)

In accordance with IFRS 3 'Business combinations', consolidated revenues and financial result of PKN ORLEN Group, including consolidated financial data of Mažeikių Group for the period from 1 January 2006 to 31 December 2006, calculated as if the acquisition date coincided with the beginning of the period, were presented below:

Consolidated pro forma results for 2006, excluding the impact of fair value valuation and impairment of goodwill of PLN 305,105 thousand:

Total sales revenues	66 153 159
Other operating revenues	658 324
Financial revenues	724 428
Net result	1 905 044

Until 31 December 2006, actual acquisition expenses directly attributable to the combination amounted to PLN 24,047 thousand .

38. Supplementary information

a. Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder.

The objective of the project is to secure the value of assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is also intended to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

The company realizes restructuring project approved in July 2005 by PKN ORLEN's Management Board.
The project for the southern assets designed by Investekspert aims at:
- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. In June 2006 the Management Board of PKN ORLEN S.A. has accepted the major assumptions of restructuring process:
- modernization of existing DRW installation (crude oil distillation unit) in Rafineria Nafty Jedlicze S.A. for the purposes of processing of local output crude;
- construction of organic solvent installation in Rafineria Nafty Jedlicze S.A. in case a rebate on supplies of local (Sanok region) crude oil is negotiated;

(all amounts in PLN thousand)

– restructuring of distribution system in ORLEN Oil Sp. z o.o.

The sale process is also being carried out in respect of subsidiaries of Rafineria Nafty Jedlicze S.A. which operations were determined as non-core activity of those entities.

On 3 January 2007 the Management Board of Rafineria Trzebinia S.A. decided to temporarily discontinue production and sales of the biofuel ON BIO containing 20% FAME esters ('ON BIO').

The decision was made in conjunction with the fact that on 1 January 2007 the Decree of the Minister of Finance dated 22 December 2006 on changes to exemptions to excise tax liabilities (Official Journal 2006 No. 243, item 1766) came into force. The Decree unexpectedly deteriorated circumstances of production and sales of biofuels.

Pursuant to a detailed economic analysis, Rafineria Trzebinia S.A. estimated that the net loss in January 2007 would amount to approximately PLN 2.5-3 million as a result of changes introduced by the Decree. The production of ON BIO has been discontinued until new regulations justifying resumption of the production are introduced.

In consequence of the present status Rafineria Trzebinia S.A. will focus on trading and marketing activities and sale of FAME esters on foreign markets.

The announced changes in the tax regulations caused the necessity for the renegotiation of contracts for the supply of raw materials used in ON BIO production.

Rafineria Trzebinia S.A. has also decided to suspend investment projects concerning significant increase in the present biofuel production capacity.

b. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals declared that the execution of pledge depended on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc transferred the bail to the Court's bank account, which determines the decision on the pledge effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. Appointed arbitrators issued several procedure-oriented rulings concerning further proceedings. Proceedings came into phase, when letters concerning this case were exchanged. On 7 March 2007 the seating in front of the Court of Arbitration in Vienna took place. During the seating plenipotentiaries of all sides represented their standings in this case. This resulted for example in modification of claim from Vodafone America. The verdict should be announced in a few nearest weeks.

On 10 May 2006 the Ordinary General Meeting of Shareholders of Polkomtel S.A. was held. The shareholders decided to pay dividend from the retained net profits for the years preceding 2005 and the net profit of 2005. Total amount of dividend amounted to PLN 2,352,375 thousand (representing PLN 114.75 per share) and was paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. The amount of the dividend attributable to PKN ORLEN S.A. amounted to PLN 461,269 thousand. The Ordinary General Meeting of Shareholders of Polkomtel S.A. has set the dividend date at 10 May 2006 whereas the dividend payment date was set at 17 July 2006. According to resolution of the Ordinary General Meeting, PKN ORLEN received a dividend of PLN 373,629 thousand.

Share of Polkomtel in the consolidated financial result of the Group in the twelve-month period of 2006 amounted to PLN 219,929 thousand and PLN 209,259 thousand in the twelve-month period of 2005.

c. CO_2 emission rights

In the financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.
Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	Quantity (Mg)	Value (in PLN thousand)
Emission rights acquired by the Group in 2005 for the 3-year accounting period	35 333 094	2 933 634
Actual use of emission rights in 2005	10 309 223	855 288
Actual use of emission rights in 2006	10 459 646	867 848
Emissions planned in 2007	11 880 281	984 251

As at 31 December 2006 the net value of granted emission rights in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

As at the date of preparation of these condensed consolidated financial statements the decisions relating to settlement of CO_2 emission rights usage in 2006 were made.

In the period covered by these financial statements unused emission rights were sold:

Period, in which CO_2 emission rights were sold	Quantity (Mg)	Value (in PLN thousand)	Income from sold rights
I quarter 2006	275 000	23 245	26 401
II quarter 2006	165 000	13 947	17 897
III quarter 2006	10 000	818	634
IV quartet 2006	284 951	25 165	7 782

In the period ended 31 December 2006, the income from sales of CO2 emission rights of PLN 52,714 thousand was recognized.

As at 31 December 2006 the Group showed CO_2 emission rights as a result of acquisition of Mazeikiu Group of PLN 88,770 thousand. CO2 emissions planned for 2007 amounted to 2,048,333 tonnes and their value amounted to PLN 50,265 thousand.

d. Assignment of competencies in connection with changes in the composition of the Management Board of PKN ORLEN S.A.

In relation to changes in the Management Board of PKN Orlen S.A. the Management Board of PKN ORLEN S.A. participative duties between Member of the Board in resolution dated at 20 March 2007
Based on the decision of the Management Board the assignment of competencies as at the day of publication of the financial statements is the following:
Mr Piotr Kownacki – President of the Board, Chief Executive Officer, supervises the areas of Human Resources, Strategy, Management Board Service, Public Relation, Audit and Unipetrol Group.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Mr Cezary Filipowicz – Vice-President of the Board, Upstream & Crude Procurement supervises the performance of the following areas: Upstream, Crude Oil Trading and Merger & Acquisition.
Mr Wojciech Heydel – Vice-President of the Board, Sales, supervises the performance of the following areas: Wholesale Operations, Retail Sales, Marketing, Planning & Sales Analysis, Logistic and Alternative Energy Sources.
Mr Paweł Szymański – Member of the Board, Chief Financial Officer supervises the performance of the following Offices: Planning and Controlling, Finance Management, Taxes, Cost Management, Margin Management and Investment Relation
Mr Krzysztof Szwedowski – Member of the Board, Organization, supervises the performance of the following areas: Organization, IT, Procurement, Legal Department, Information Control & Security, ORLEN Group (excl. Unipetrol) as well as Regulations Monitoring & Management.
Mr Krystian Pater – Member of the Board, Head of Production, supervises the performance of the following areas: Refining, Chemical, Petrochemical and Oil Production, Energy, Technique, Research and Development and Assets Development

e. Restructuring process of IKS Solino Sp. z o.o.

In November 2006 an agreement was concluded between IKS SOLINO S.A. and its labor unions with the participation of PKN ORLEN S.A. and the State Treasury. The agreement provided that operations of the Salt Processing Unit (SPU) will be sustained only in the event of its economic profitability.
According to PKN ORLEN, sale of SPU to a branch investor might guarantee long-term development of the disposed unit and therefore sustaining of existing job positions and creation of new ones.
PKN ORLEN emphasized that the intention of the eventual sale transaction of the SPU is based upon concern about the future of its employees and sustaining of job positions. In the event of sale of the SPU the vast majority of employees will keep their job positions. The small number of people covered by the restructuring process will be enabled to benefit from a shield program that is currently negotiated with the labor unions of IKS SOLINO S.A.

f. Transfer of shares in Spolana a.s. between companies of PKN ORLEN Capital Group

In 2006 Zakłady Azotowe Anwil S.A. purchased shares of Spolana a.s. from Unipetrol A.S.. After transaction PKN ORLEN Group owned 95,18% of the Votes at the General Meeting of Spolana after Anwil purchased shares of Spolana. In Accordance to Czech law the Mandatory Tender Offer – MTO from minority shareholders. Spolana shares were valuated by independent expert for MTO needs with methodology compatible with guidance from Czech National Bank ("CNB"). The Management Board of Anwil S.A. proposed to minority shareholders of Spolana a.s. the prize for one share in the amount of CZK 162. After the process of MTO PKN ORLEN S.A. and Anwil S.A. own 95,7% of the Votes at the General Meeting of Spolana.

g. Jointly-controlled entities

PKN ORLEN S.A. possesses a 50% share in a joint-venture enterprise - Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins and in Płocki Park Przemysłowo-Technologiczny S.A., activities of which consist in providing business and management advisory services, holding management as well as in real estate trading.

As at 31 December 2006 and for the year ended 31 December 2006, the Group share in assets, liabilities, revenues and costs of BOP presented as follows:

	31 December 2006
Current assets	521 338
Non-current assets	905 777
Short-term liabilities	382 964
Long-term liabilities	440 849

	for the year ended 31 December 2006
Revenues	1 368 557
Cost of finished goods, merchandise and raw materials sold	(1 197 793)
General and administration expense	(9 120)
Financial expense	(43 392)
Profit before tax	58 504
Income tax expense	(11 021)
Net profit	47 483

(all amounts in PLN thousand)

As at 31 December 2006 and for the year ended 31 December 2006, the Group share in assets, liabilities, revenues and costs of Płocki Park Przemysłowo-Technologiczny presented as follows

	31 December 2006
Current assets	16 318
Non- current assets	27 323
Short-term liabilities	17 516
Long-term liabilities	-

	for the year ended 31 December 2006
Revenues	591
Cost of finished goods, merchandise and raw materials sold	(159)
General and administration expense	(1 107)
Financial expense	(116)
Profit before tax	(215)
Income tax expense	-
Net profit	(215)

39. Significant events after balance sheet date

a. Changes in Management Board of PKN ORLEN S.A.

The Supervisory Board of PKN ORLEN S.A. at meeting on 18 January 2007 with majority of its votes had dismissed Mr Igor Chalupec from the position of the President of the PKN ORLEN Management Board which held from 1 October 2004.
At the same time, the Supervisory Board of PKN ORLEN has appointed Mr. Piotr Kownacki, the Vice President of the Company responsible for Audit and Regulations at that date, for the position of the President of the PKN ORLEN Management Board.
Mr Piotr Kownacki held position of Vice President of Management Board from 23 October 2006.

b. Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN commenced a squeeze out procedure related to shares in Mazeikiu held by minority shareholders. The squeeze out procedure related to shares in Mazeikiu was described in note 37 a.

(all amounts in PLN thousand)

40. Differences between data disclosed in the financial statements and previously prepared and issued financial statements

Differences as to data published in the condensed financial statements as at 1 March 2007, with the effect on net result and equity

	Net profit for 2006	Total Equity As at 31 December 2006
Data disclosed in the condensed financial statement for IV quarters 2006	2 405 783	21 935 725
Impairment of goodwill from acquisition of Mazeikiu	(305 105)	(305 105)
Increases of allowance for receivables	(27 759)	(27 759)
Other	(12 721)	(20 298)
Data disclosed in consolidated annual financial statements for 2006	2 060 198	21 582 563

41. Other

The consolidated financial statements were authorized by the Management Board of Parent Company in its seat on 18 April 2007.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Piotr Kownacki

....
Vice-President
Cezary Filipowicz

....
Vice-President
Wojciech Heydel

....
Member of the Board
Krystian Pater

....
Member of the Board
Krzysztof Szwedowski

....
Member of the Board
Paweł Szymański

Plock, 18 April 2007

MANAGEMENT BOARD REPORT
ON OPERATIONS OF
THE POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
CAPITAL GROUP
FOR THE YEAR 2006

INTRODUCTION

I. CHARACTERISTICS AND CHANGES IN STRUCTURE OF THE POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA CAPITAL GROUP IN THE COURSE OF 2006

As at 31 December 2006, Polski Koncern Naftowy ORLEN S.A. („Parent Company", "the Company", "PKN ORLEN S.A.") possessed directly or indirectly shares in the following companies, which it controls, controls jointly or in which it has significant influence:

- 114 subsidiaries;
- 4 jointly controlled companies;
- 22 associate companies.

As compared to the data recorded as at the end of 2005, the number of subsidiaries, jointly controlled entities, as well as associate companies of the Capital Group has decreased from 157 to 140.

The PKN ORLEN S.A. Capital Group ("Capital Group") consists of the following companies, i.e. directly related companies, divided in accordance with the following set of criteria:

1.1 MOST IMPORTANT COMPANIES IN TERMS OF SALES REVENUES AND EQUITY:

- AB Mazeikiu Nafta ("Mazeikiu Rafinery"), including its own capital group
- Unipetrol a.s. with its registered office in Prague, including its own capital group;
- Anwil S.A. with its registered office in Włocławek, including its own capital group;
- Rafineria Trzebinia S.A. with its registered office in Trzebinia, including its own capital group;
- Rafineria Nafty Jedlicze S.A. with its registered office in Jedlicze, including its own capital group;
- ORLEN-Oil Sp. z o.o. with its registered office in Kraków, including its own capital group;
- Basell Orlen Polyolefins Sp. z o.o. with its registered office in Płock, including its own capital group;
- ORLEN Asfalt Sp. z o.o. with its registered office in Płock;
- Inowrocławskie Kopalnie Soli "Solino" S.A. with its registered office in Inowrocław;

1.2 OTHER COMPANIES

1.2.1 Companies trading in liquid fuels:

- ORLEN Deutschland AG with its registered office in Elmshorn;
- ORLEN Gaz Sp. z o.o. with its registered office in Płock, including its own Capital Group;
- ORLEN Morena Sp. z o.o. with its registered office in Gdańsk;
- ORLEN PetroCentrum Sp. z o.o. with its registered office in Płock;
- ORLEN PetroProfit Sp. z o.o. with its registered office in Niemce /neighboring with Lublin, including its own Capital Group;
- ORLEN PetroTank Sp. z o.o. with its registered office in Widełka /neighbouring with Kolbuszowa;
- ORLEN PetroZachód Sp. z o.o. with its registered office in Poznań;

- Petrolot Sp. z o.o. with its registered office in Warsaw;
- Ship-Service S.A. with its registered office in Warsaw, including its own Capital Group.

1.2.2 Maintenance companies:

- ORLEN Automatyka Sp. z o.o. with its registered office in Płock;
- ORLEN Wir Sp. z o.o. with its registered office in Płock.

1.2.3 Shipping companies:

- ORLEN KolTrans Sp. z o.o. with its registered office in Płock;
- ORLEN Transport Kędzierzyn-Koźle Sp. z o.o. with its registered office in Kędzierzyn-Koźle;
- ORLEN Transport Kraków Sp. z o.o. with its registered office in Kraków;
- ORLEN Transport Nowa Sól Sp. z o.o. with its registered office in Nowa Sól;
- ORLEN Transport Olsztyn Sp. z o.o. with its registered office in Olsztyn;
- ORLEN Transport Płock Sp. z o.o. with its registered office in Płock;
- ORLEN Transport Słupsk Sp. z o.o. with its registered office in Słupsk;
- ORLEN Transport Szczecin Sp. z o.o. with its registered office in Szczecin.

1.2.4 Other companies:

- Petrotel Sp. z o.o. with its registered office in Płock;
- ORLEN Projekt S.A. with its registered office in Płock;
- ORLEN Medica Sp. z o.o. with its registered office in Płock, including its own Capital Group;
- ORLEN Laboratorium Sp. z o.o. with its registered office in Płock;
- ORLEN Powiernik Sp. z o.o. with its registered office in Płock;
- ORLEN Budonaft Sp. z o.o. with its registered office in Kraków;
- ORLEN Eko Sp. z o.o. with its registered office in Płock;
- ORLEN Administracja Sp. z o.o. with its registered office in Płock;
- ORLEN Księgowość Sp. z o.o. with its registered office in Płock;
- ORLEN Prewencja Sp. z o.o. with its registered office in Płock;
- ORLEN Upstream Sp. z o.o. with its registered office in Warsaw;
- Etylobenzen Płock Sp. z o.o. with its registered office in Płock;
- Płocki Park Przemysłowo-Technologiczny S.A. with its registered office in Płock;
- Orlen Holding Malta Limited with its registered office in Silema, Malta;
- Orlen Insurance Ltd with its registered office in Silema, Malta.

1.3 CHANGES IN THE CAPITAL GROUP IN 2006

The structure of the PKN ORLEN S.A. Capital Group in terms of entities subject to consolidation and with respect to significant stakes of shares and investments held in related companies and other entities has been outlined in notes 2, 9 and 10 to the consolidated financial statements for the year 2006.

Major changes in structural and capital relations within the PKN ORLEN S.A. Capital Group in 2006 and as at the preparation date of this report, refer to the following events with the entities listed below:

- on 2 January 2006, the acquisition by ORLEN Centrum Serwisowe Sp. z o.o. with its registered office in Opole (the bidder) of the following businesses (the target companies) was registered:
  - Serwis Mazowsze Sp. z o.o. with its registered office in Warsaw;
  - Serwis Nowa Wieś Wielka Sp. z o.o. with its registered office in Nowa Wieś Wielka,

  by way of transfer of all assets of the target companies to ORLEN Centrum Serwisowe Sp. z o.o. (combination by way of acquisition).

  In connection with the aforementioned, the articles of association of ORLEN Centrum Serwisowe Sp. z o.o. were amended as regards the increase of the company's share capital, consisting in the increase of the company's share capital from PLN 6,759 thousand to PLN 6,818 thousand, i.e. by the amount of PLN 59 thousand. The shares in the increased share capital of the nominal value of PLN 50 each were subscribed to by the current shareholders of the target companies.

  As a result of the above increase of the share capital of ORLEN Centrum Serwisowe Sp. z o.o., PKN ORLEN S.A. participation of 96.65 % decreased to 95.82%.

  With the registration of the said combination of businesses of ORLEN Centrum Serwisowe Sp. z o.o. with Serwis Mazowsze Sp. z o.o. and Serwis Nowa Wieś Wielka Sp. z o.o., the target companies were stricken off the register.

- On 16 February 2006 an increase of the share capital of ORLEN Powiernik Sp. z o.o. from PLN 25 thousand to PLN 50 thousand was registered. The shares in the increased share capital were subscribed to by the sole shareholder, i.e. PKN ORLEN S.A.

- The Guaranteed Sale Agreement for the sale of 165,924 shares in AWSA Holland II B.V., i.e. a company incorporated under the laws of the Netherlands, to the benefit of Kulczyk Holding was signed on 27 February 2006. The shares being disposed of by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V. In consideration for the stake of shares in AWSA Holland II B.V., Kulczyk Holding has paid an amount of PLN 73,007 thousand by wire transfer to the bank account of PKN ORLEN. On 7 June 2006, PKN and Kulczyk Holding have executed the Agreement on the Disposal of Shares, by virtue of which the ownership to 165,924 shares in AWSA Holland II B.V., i.e. the company incorporated under the laws of the Netherlands, to the benefit of Kulczyk Holding. The transaction was completed due to the fulfilment of the condition precedent (with binding effects) set forth in the Sale Agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding in the form of the Guaranteed Sale Agreement in execution of the obligations resulting from the Additional Agreement, concluded on 14 November 2002. The shares sold by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V. Consequently, after the completion of the transaction, PKN ORLEN does not hold any shares in AWSA Holland II B.V.

- On 23 February 2006 an increase of the share capital of Płocki Park Przemysłowo – Technologiczny S.A. (PPPT) by the amount of PLN 7,231 thousand from PLN 8,230 thousand to the amount of PLN 15,461 was registered; the increase was carried out through a private issue of 723,043 registered shares preferred as to their voting rights, giving right to 2 votes per one share of C issue, intended for the existing promoter shareholder, i.e. PKN

ORLEN S.A. On 16 March 2006, an increase of the share capital of PPPT from PLN 15,461 thousand to PLN 25,461 thousand was registered. The increase was carried out through a private issue of 1,000,000 D series registered shares preferred with respect to voting rights, giving right to 2 votes cast per one share of a par value of PLN 10 each, intended in equal parts of 500,000 shares for the existing promoter shareholders of the company, i.e. the City of Płock and PKN ORLEN S.A. each..

On 31 August 2006 another increase in the share capital from the amount of PLN 25,461 thousand to the amount of PLN 50,461 thousand was registered. The increase was carried out through an issue of 2,500 thousand registered shares preferred as to the voting rights, giving right to 2 votes cast per 1 share, of a par value of PLN 10 each, intended in equal parts of 1,250 thousand shares for the promoter shareholders, i.e. the City of Płock and PKN ORLEN each. All of the newly issued shares were subscribed for in cash. As a result of the increase in the share capital, PPPT has the following capital structure:

- the City of Płock, as the promoter shareholder, holds 25,230 thousand shares constituting 50% of the share capital;
- PKN ORLEN, as the promoter shareholder, holds 25,230 thousand shares constituting 50% of the share capital.

- On 16 March 2006, the District Court in Warsaw has registered a company under the registered name of ORLEN Administracja Sp. z o.o. with its registered office in Płock. All of the 3,000 shares representing 100% of the share capital in the above-mentioned company were subscribed for by PKN ORLEN S.A. The shares subscribed to were paid for by PKN ORLEN S.A. in cash, i.e. PLN 1,500 thousand.
- On 20 March 2006 PKN ORLEN S.A. has acquired from BGW Sp. z o.o. with its registered office in Poznań a stake of 8,549 shares in ORLEN PetroZachód Sp. z o.o. against the payment of PLN 21,012 thousand with a reservation that a potential price correction to increase the purchase price cannot exceed PLN 3,000 thousand. The price adjustment is conditioned upon the fulfilment of condition precedent, as set forth in the Agreement. The shares acquired represent a share of 48.17% in the share capital of ORLEN PetroZachód Sp. z o.o. Consequently, PKN ORLEN S.A. has become the sole shareholder in ORLEN PetroZachód Sp. z o.o.
- On 21 March 2006, a transfer of 13,449 shares in SAMRELAKS Mąchocice Sp. z o.o. with its registered office in Mąchocice Kapitulne, constituting 100% of its share capital for the total amount of PLN 4,000 thousand was carried out. The book value of the shares recognized in PKN ORLEN S.A. books as at 31 December 2005 amounted to PLN 2,505 thousand.
- ORLEN Upstream Sp. z o.o. with its registered office in Warsaw was registered with the District Court for the capital city of Warsaw on 26 April 2006. PKN ORLEN S.A. has subscribed to 100 shares in the newly created company, which represented 100% of the share capital, of the nominal value of PLN 500 each share, giving right to 100% votes cast at the shareholders' meeting. The shares subscribed to in that way were paid for by PKN ORLEN S.A. in cash in the amount of PLN 50 thousand. The main business activities of ORLEN Upstream Sp. z o.o. include oil mining, gas mining, as well as geological activity, and prospecting and researching oil and gas.
- On 2 June 2006, the merger of ORLEN Transport Kraków Sp. z o.o. (the „bidder") with the subsidiary, i.e. RafTrans Sp. z o.o. (the „target company") was registered. It was carried out by way of transfer of all RafTrans Sp. z o.o. assets to the benefit of ORLEN Transport Kraków Sp. z o.o. (combination by way of acquisition). Due

to the fact that ORLEN Transport Kraków Sp. z o.o. has held 100% of shares in RafTrans Sp. z o.o., the said combination took place without an increase of the Bidder's share capital;

- On 25 July 2006, a transfer of 173,830 ordinary shares in Zakład Budowy Aparatury S.A. ("ZBA") with its registered office in Płock was carried out. The nominal value of shares amounts to PLN 100 each, representing 96.57% of the share capital of ZBA S.A. and 96.57% of votes cast at ZBA S.A. shareholders' meeting. The transaction was carried out against a total price of PLN 15,888 thousand i.e. PLN 91.40 per single share, where:

  - a number of 52,149 shares were transferred to the benefit of PETRO Remont Sp. z o.o. against the payment of PLN 4,766 thousand;

  - a number of 52,149 shares to the benefit of PETRO Mechanika Sp. z o.o. against the payment of PLN 4,766 thousand;

  - a number of 52,149 shares to the benefit of PETRO EnergoRem Sp. z o.o. against the payment of PLN 4,766 thousand;

  - a number of 17,383 shares to the benefit of PETRO Eltech Sp. z o.o. against the payment of PLN 1,589 thousand.

  As a result of the transaction, PKN ORLEN S.A. does not hold any shares in ZBA S.A.

- On 9 August 2006, the District Court for the capital city of Warsaw has registered a company under the business name ORLEN Prewencja Sp. z o.o. with its registered office in Płock. PKN ORLEN S.A. has subscribed to 3,000 shares constituting 100% of the share capital of ORLEN Prewencja Sp. z o.o., of the nominal value of PLN 500 each share, representing 100% of votes cast at the shareholders meeting. The shares subscribed to were paid for by PKN ORLEN S.A. in cash in the amount of PLN 1,500 thousand. The object of activity of ORLEN Prewencja Sp. z o.o. includes activities consisting in providing security and proper sanitation conditions at work place, fire protection, protection of people and environment protection.

- On 22 August 2006, a company under the business name ORLEN Księgowość Sp. z o.o. with its registered office in Płock was registered. PKN ORLEN S.A. has subscribed to 5,000 shares in the newly created company representing 100% of the share capital of the nominal value of PLN 500 each share, constituting 100% of votes cast at the shareholders meeting. The shares subscribed to were paid for by PKN ORLEN S.A. in cash in the amount of PLN 2,500 thousand.

- On 13 September 2006 ORLEN GAZ has acquired a stake of 15,000 shares in ORLEN PetroGaz Wrocław, representing 48.39% of the share capital of ORLEN PetroGaz Wrocław, of nominal value of PLN 100 per each share, constituting 48.39% of votes cast at the shareholders meeting. The shares subscribed to were paid for by ORLEN GAZ in cash in the amount of PLN 930 thousand.

- On 19 September 2006, the District Court for the capital city of Warsaw registered the increase in the share capital of ORLEN Eko Sp. z o.o. through an issue of 40,000 new, equal and undivided shares of PLN 500 each, of the total value of PLN 20,000 thousand. After the registration of the increase, the share capital of ORLEN Eko Sp. z o.o. amounts to PLN 22,000 thousand. All of the newly issued shares were subscribed for in cash by PKN ORLEN S.A. in the amount of PLN 20,000 thousand.

- On 16 October 2006, PKN ORLEN S.A. with Firma Chemiczna "DWORY" S.A. have drawn up articles of association of ETYLOBENZEN Płock Sp. z o.o. The share capital of ETYLOBENZEN Płock Sp. z o.o. amounts to PLN 12,000 thousand and is divided into 1,200 equal and undivided shares of PLN 10,000 each. PKN ORLEN

S.A. subscribed to 612 shares in ETYLOBENZEN Płock Sp. z o.o. for a total amount of PLN 6,120 thousand, representing 51% of the share capital and giving right to 51% votes cast at the company's Shareholders Meeting. Shares acquired by PKN ORLEN S.A. were paid for in cash in the amount of PLN 5,850 thousand and covered by in-kind contribution in the amount of PLN 270 thousand.

- On 27 October 2006, ANWIL S.A. and Unipetrol a.s. concluded an agreement on the purchase of 1,500 ordinary bearer shares of A series and 6,090,941 ordinary bearer shares of B series in Spolana a.s. The acquisition was carried out by virtue of a share purchse agreement executed on 27 October 2006 by and between ANWIL and a subsidiary of PKN ORLEN S.A., i.e. Unipetrol a.s. The acquired shares constitute 81.78% of the share capital of Spolana a.s., of the nominal value of CZK 11,600 each share of A series and of CZK 116 each share of B series and give right to 81.78% votes cast at the General Meeting of Shareholders of Spolana a.s. The total price for the acquired shares amounted to CZK 640,382,956 and was paid for in cash by ANWIL from its own resources.

- Registering in the Registrar of Companies Malta Financial Services Authority of the following entities:
  - ORLEN Holding Malta Limited with its registered office in Silema, Malta as of 13 November 2006;
  - ORLEN Insurance Ltd with its registered office in Silema, Malta as of 16 November 2006.

  PKN ORLEN S.A. subscribed to shares in the above companies in the following manner:
  - 201 shares in ORLEN Holding Malta Limited of a nominal value of USD 25 thousand representing 99.5% of all Orlen Holding Malta Limited shares. 1 share in Orlen Holding Malta Limited of a nominal value of USD 25 thousand was subscribed to by Unipetrol a.s. The shares were subscribed for by PKN ORLEN S.A. in cash in the amount of USD 5,025 thousand.
  - 1 share in Orlen Insurance Ltd of the nominal value of USD 1. The remaining 4,999,999 shares of a nominal value of 1 USD per each share were subscribed to by Orlen Holding Malta Limited. The share was subscribed for by PKN ORLEN S.A. in cash in the amount of USD 1, whereas Orlen Holding Malta Limited covered the shares subscribed to in cash in the amount of USD 4,999,999.

  The value of shares purchased by PKN ORLEN S.A. in Orlen Holding Malta Limited amounts to USD 5,025 thousand, whereas the value of shares purchased by PKN ORLEN S.A. in Orlen Insurance Ltd amounts to USD 1 in the books of PKN ORLEN S.A.,

  Main objectives of the companies' activity include as follows:
  - Orlen Holding Malta Limited, *inter alia*, investment activities and holding shares in other entities, companies, joint-ventures, consortia and syndicates;
  - Orlen Insurance Ltd, *inter alia*, conducting insurance activity within property insurance of the PKN ORLEN S.A. Capital Group.

- On 27 November 2006, an agreement for the transfer by Spolana a.s. of shares in NeraPharm with its registered office in Neratovice to the benefit of Cayman Chemical Company with its registered office in Michigan, USA was executed. The shares being object of the transaction represent 100% of the share capital of NeraPharm and give right to 100% votes cast at the shareholders' meeting of NeraPharm, and the total nominal value of the said shares amounts to CZK 200,000. The book value of the transferred shares of CZK 200,000 was recorded in the books of Spolana a.s. as at 27 November 2006.

- On 15 December 2006, the acquisition by PKN ORLEN S.A. of 596,834,352 shares in AB Mazeikiu Nafta from Yukos International UK B.V. with its registered office in the Netherlands and from the Government of the Republic of Lithuania was settled. The nominal value of a single share in Mazeiku Nafta amounts to LTL 1. Shares in Mazeiku held by PKN ORLEN S.A. represent 84.36% of the share capital of AB Mazeiku Nafta and give right to 596,834,352 votes cast at the General Meeting of Shareholders, which represents 84.36% of the total votes cast at the General Meeting of Shareholders. The price for the shares in Mazeiku purchased from Yukos International amounted to USD 1,492,000,000, whereas an amount of USD 851,828,900.31 was paid for the shares purchased from the Government of the Republic of Lithuania. The value of shares in Mazeiku acquired by PKN ORLEN S.A. was recognized in PKN ORLEN S.A. books at cost i.e. in the purchase price, including costs of transaction. The subscribtion for the shares in AB Mazeikiu Nafta in response to the mandatory tender offer announced by PKN ORLEN S.A. was completed on 15 January 2007. Minority shareholders offered for the subscription a number of 35,879,247 shares in Mazeikiu Nafta, representing 5.06% of the share capital of Mazeikiu Nafta. As at 15 January 2007, PKN ORLEN S.A. held a 84.20% stake in the share capital of Mazeikiu Nafta. The said share diminished form 84.36% to 84.20% due to an increase of the share capital of Mazeikiu Nafta registered on 28 December 2006. Once the share purchase transaction under the mandatory tender offer is settled, the Parent Company will hold a share of 89.26% In the share capital of Mazeikiu Nafta.

- On 30 January 2007, Unipetrol a.s. (the seller) and Firma Chemiczna Dwory S.A. (the buyer) executed an agreement on the purchase of 6,236,000 ordinary bearer shares in Kaucuk a.s. The purchased shares represent 100% of the share capital of Kaucuk of a nominal value of CZK 1,000 each, and give right to 100% of votes cats at the General Meeting of Shareholders of Kaucuk. The price agreed for the shares in question amounted to EUR 195,000 thousand and will be paid for in cash by Dwory. The value of shares in Kaucuk a.s. acquired by Dwory amounted to CZK 5,460,000 thousand in Unipetrol's books as at 31 December 2006. Kaucuk is a chemical company, and produces, *inter alia*: styrene-butadiene, polybutadiene rubber, polystyrene materials and synthetic rubber.
- On 5 March 2007, an increase of the share capital of Płocki Park Przemysłowo-Technologiczny S.A. (PPP-T) by the amount of PLN 2,978.7 thousand from PLN 50,460.9 thousand to the amount of PLN 53,439.5 thousand was registered. The increase of PPP-T share capital was carried out through an issue of 297,868 new shares of F Series of a nominal value of PLN 10, each. F series shares are registered and preferred as to their voting rights, giving right to two votes per one share, intended for subscription in equal amounts for the existing shareholders, i.e. 148,934 shares for PKN ORLEN S.A. and 148,934 shares for the City of Płock. As a result of the increase in the share capital, PPP-T has the following capital structure:
  - the City of Płock holds a share of PLN 26,719.8 thousand constituting 50% of the share capital;
  - PKN ORLEN holds a share of PLN 26,719.8 thousand, constituting 50% of the share capital.

1.4 PROJECTED DIRECTIONS OF DEVELOPMENT AND POLICY OF THE CAPITAL GROUP

Under the "PKN ORLEN S.A. Investment Policy" which sets forth the strategic directions of development of the Capital Group companies, the objective of the Parent Company is to own a strong Capital Group which contributes to the core business of PKN ORLEN S.A. in the area of processing, distribution, logistics and sale of refining products.
With respect to the Capital Group, the said policy of the Parent Company was implemented in 2006 through:
1. Implementation, as of 1 January 2006, of the segment management;

2. Strengthening of the position in the core business companies and control over their activity through the segment management facility;
3. Restructuring of the strategic assets and their consolidation aiming at continuous building of the value of the Group companies;
4. Disinvesting of non-core assets;
5. Capital investments in the core business companies which provide perspectives of market growth above its average value and stimulate the increase of the Parent Company economic value.

The main goal of segment management consist in increasing the efficiency of the Capital Group management and taking advantage of the opportunities provided by the scale of activities and synergies with respect to costs and revenues within the the Parent Company and companies belonging to the ORLEN Capital Group.

In connection with the above, the following actions were undertaken in 2006:

- changes in the composition of the Supervisory Boards in the Capital Group companies, based on unified criteria of appointment of Supervisory Board members, consisting in the introduction to the Supervisory Boards of representatives from business segments or support function, financial units and Office of the Capital Group;
- registration of amendments to the articles of association and bylaws of the selected Capital Group companies aiming at standardizing corporate documents within the Capital Group;
- teams of Supervisory Board experts were appointed within the companies;
- in order to introduce a uniform policy within particular areas of management of the Parent Company and the Capital Group, the following procedures have been introduced at selected companies:
  - purchase procedure;
  - the Company's image creation process;
  - marketing policy procedures;
  - cash management procedures;
  - procedures for securing operational risks;
  - procedures of granting trade credit and debt enforcement procedures;
  - guidelines for evaluating the activities of transportation companies within the area of domestic road transportation;
  - guidelines for introducing technical standards of truck fleet;
  - rules and regulations with respect to activities to be carried out at the companies from the Capital Group in connection with proceedings of prosecution services;
  - rules and regulations with respect to the performance of information obligations of the Parent Company by its subsidiaries;
  - regulations on classification of areas threated with explosion;
  - recruitment and selection procedures;
  - employees' adaptation procedure.

The following directions of development aiming at increasing the effectiveness of the operations were promoted in relation to the companies belonging to the Capital Group:

Strategic companies (core business)

Unipetrol Capital Group

The development strategy of the Unipetrol Capital Group is based on improving the efficiency of the following three areas of operation:

- Refinery sector:
  - Further intensification of the crude oil throughput at all production units, provided the effectiveness and reliability of the installations;
  - Intensification of the production of Diesel oil with sulphur content lower then 10 ppm, (norm according to the quality requirements of fuels which will become effective in 2009);
  - Optimisation of the available production capacities at all units and maximising synergy effects.
- Petrochemical sector:
  - Gradual increase in the efficiency of Olefins installation and poliethylene and polypropylene installations in order to satisfy higher demand for those products in Central and Eastern Europe ;
  - Construction of a new butadiene installation in Kralupy;
  - Implementation of the best practices in the area of production in order to assure the highest quality and product competitiveness.
- Retail sales sector:
  - Full implementation of the new retail sales strategy in order to increase the market share;
  - Complete rebranding of the fuel stations into two segments: standard and premium;
  - Optimisation of fuel stations' operation;
  - Development of the network of fuel stations throught construction of new outlets in attractive locations and acquisitions of the existing stations form competitors.

Rafineria Trzebinia S.A.

- In connection with the amendment by the Ministry of Finance of tax regulations relating to the amount of excise tax relief for the biocomponent used, Rafineria Trzebinia S.A. has withdrawn form the production of *ON Bio* biofuel and suspended investment program works.
- Rafineria Trzebinia S.A. in the PKN ORLEN Capital Group produces biocomponents, which is obligatory from 2008 onwards and resulted from the National Target Ratio.

Rafineria Nafty Jedlicze S.A.

- Outsourcing the service of heating oil desulphurization at the used oil regeneration installation, i.e. hydrorefining of the raw material from Płock;
- Improvement of the used oil collection system;
- Negotiation of a discount for domestic crude oil that would make the implementation of „development" option possible.

ORLEN Oil Sp. z o.o.

The concept taking into consideration the directions of structural changes within the PKN ORLEN S.A. Capital Group which provide for the concentration of oil assets of the Capital Group within ORLEN Oil Sp. z o.o. constitutes an important factor for the development of ORLEN Oil Sp. a o.o., in particular:

- Carrying out economic activity in the leased independently organized part of the enterprise of Rafineria Nafty Jedlicze S.A., i.e. Oil and Lubricant Production Unit, in addition to the two already owned production centers in Płock and Trzebinia;
- Continuation of consolidation processes of oil companies should also take into account the Czech production assets,

Fuel companies (Regional Market Operators, the "RMO")

Main assumptions of the strategy relating to the operation of RMOs within the Parent Company, provide for the following:

- Concentrating activities of the Companies within the wholesale of fuels and removing all retail sales from their structures;
- There are no plans to merge or dispose of the RMO companies;
- RMO companies are fully controlled by the Parent Company. In March 2006, PKN ORLEN bought out minority stakes of shares in ORLEN PetroZachód Sp. z o.o. At present, the Parent Company holds 100% of the shares in all of five RMO companies;
- In 2006, the transfer of fuel stations owned by the companies to the retail sales network owned by the Parent Company was completed;
- Changes include also a "personal union" of the entities, consisting in the appointment of one joint Management Board and joint Supervisory Board to govern all RMO companies ,
- Restructuring of non-core business assets in order to increase the effectiveness of the core business segment.

ORLEN Deutschland AG

It is planned to keep the company within the PKN ORLEN Capital Group. The restructuring plan adopted in 2006 was carried out through the following activities:

- Obtaining corporate approvals for purchasing 58 fuel stations located in the northern part of Germany from Deutsche BP AG;
- Closing 24 outlets which have been suffering loss;
- Undertaking initiatives within the company's restructuring plan as a result of which savings of EUR 6.7 million per year were achieved;
- Maintenance of the volume target in 2006 with a smaller amount of outlets than in 2005, despite a decreasing fuel market in Germany;
- Improvement of the operating cost structure calculated in eurocents per liter of fuel sold (C/L) by 0.29 C/L.
- Reaching EBIT in the amount of EUR 7.1 mln in 2006;
- Significant improvement of the Shareholders' Value Added (SVA) and creditworthiness as at the end of 2006.

Anwil S.A.

- The target area of operations includes PVC and plastics production;
- Modern production line for VC and PVC as well as a recent installation for nitro-chalk and other installations of the production line (ammonia, nitric acid, ammonium nitrate) place the company among the world leaders in the chemical sector
- In January 2006, the modernized Chlorine and Sodium Wax Production Plant was made available for use. It produces chlorine and sodium wax based on the most recent technology of membrane electrolysis which will

significantly increase the production capacity of chlorine (up to 195 thousand tonnes per year) and sodium wax (up to 217 thousand tonnes per year).

IKS Solino S.A.

- IKS Solino S.A. uses exploited areas in salt mines as unconventional storage sites for the Parent Company crude oil and fuels;
- Third stage of construction of the Underground Warehouse for Crude Oil and Fuels in Góra („UWCOF") was continued in 2006. In accordance with the assumptions made, a warehousing capacity of nearly 5 million tonnes m^3 was obtained. The UWCOF is composed of seven warehoising caverns for crude oil and three caverns for warehousing fuels.

Basell ORLEN Polyolefins Sp. z o.o. ("BOP")

- In the fourth quarter of 2005, BOP opened two polipropylene and poliethylene production units. These are rated among the most innovative polyolefin production plants in the world.
- At present, the yearly production capacity of the plants amounts to 400 thousand tonnes produced in Spheripol technology and 320 thousand tonnes of high-density polyethylene based on Hostalen technology. Together with the production capacity of the installation for the production of low-density poliethylene, the annual BOP production yelds approx. 820 thousand tonnes of polyolefins.

Non-strategic companies (non core business)

Transportation companies

- In 2007, the consolidation of the following six road transportation companies is planned within the Capital Group:
  - ORLEN Transport Kędzierzyn Koźle Sp. z o.o.,
  - ORLEN Transport Nowa Sól Sp. z o.o.,
  - ORLEN Transport Słupsk Sp. z o.o.,
  - ORLEN Transport Olsztyn Sp. z o.o.,
  - ORLEN Transport Szczecin Sp. z o.o.,
  - ORLEN Transport Płock Sp. z o.o.

  The consolidation of the companies will be carried out by way of transfer of all assets of the combined companies into a new transportation joint-stock company. Leaving transportation activity within the PKN ORLEN Capital Group will ensure the security of deliveries to the stations owned by the Parent Company. The consolidation is expected to improve the cost efficiency, increase the shipping potential, use the scale effect and optimise the itineraries.

Maintenance companies

The maintenance companies will remain within the PKN ORLEN Capital Group due to their strong link with the core business of the Parent Company and the important role they play in the maintenance of technical capacities of key machinery.

Disinvestment Processes

Under the disinvestment process planned for the years 2007 to 2009, the shares in the following companies are intended for disposal:

- Petrotel Sp. z o.o.
- ORLEN Budonaft Sp. z o.o.
- Motell Sp. z o.o.
- Petromor Sp. z o.o.
- Chemiepetrol GmbH
- NOM Sp. z o.o.
- ORLEN Centrum Serwisowe Sp. z o.o.

II. CHANGES IN ORGANISATION AND MANAGEMENT OF THE PARENT COMPANY AND PKN ORLEN S.A. GROUP COMPANIES

The Organizational Rules and Regulations of the Parent Company approved by the Management Board on 22 December 2005 had entered into force on 1 January 2006. Under the new Regulations, the duties of particular Members of the Management Board have been assigned in the following manner:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Chief Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Chief Sales Officer;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Capital Group.

Duties of the Deputy Executive Officer for Operational Activities covered the areas of production, maintenance of technical operations, production development, and technology and property investment.

As of 1 January 2006, a team of 11 Executive Directors was appointed. The newly appointed Directors have accepted liability for the results, coordination of segments or supportive functions, as well as synergy implementation within the Parent Company. Moreover, Executive Directors within particular organizational units were assigned particular companies from the Capital Group, in accordance with the expert supervision over a given area within the Parent Company.

Executive Directors carry out their duties within their organizational units. The Chief Executive Director is responsible for the realization of tasks which require the coordination of several organizational units within the Parent Company. The Chief Executive Director accomplishes tasks in cooperation with other Executive Directors. The duties of Executive Directors consist in achieving targets through a decision-making process concerning the strategy to be adopted, plans to be made and day-to-day operations, including the implementation of uniform standards and procedures within the whole Parent Company. In addition, the Directors recommend the representatives of the Parent Company to sit in supervisory bodies of the companies belonging to the Capital Group in accordance with the assignment of those companies to particular Executive Directors. They also influence the staffing of key positions with the Group's companies. In order to improve the system of segment management, the following committees were formed: Budget Committee, Capital Expenditure Committee, Margin Optimization Committee, Capital Investment Committee, Marketing Committee, MBO Committee (Management by Objectives), Financial Risk Committee and Operational Risk Committee. The committees listed above are to develop opinions to support the decision-making process with respect to issues requiring the agreed approach to the management of particular areas of business of the Parent Company and coordinating, monitoring and evaluation of major operational processes.

Additionally, the position of an Expert was introduced under the implementation process of segment management. The Experts, i.e. Executive Directors responsible for segments, were appointed to the Supervisory Boards of particular companies allocated within given segments.

As of 1 January 2006, ORLEN Administracja Sp. z o.o. in organization has taken over certain duties previously preformed by the Administrative Unit, Business Equipment Unit in Płock and 12 Regional Administrative Units.

As at 1 July 2006, the restructuring of the following services was carried out: prevention services were transferred to the newly established ORLEN Prewencja Sp. z o.o.; financial services were transferred to the newly established ORLEN Księgowość Sp. z o.o. and Forwarding Department with the logistic services was transferred to the existing ORLEN KolTrans Sp. z o.o.

As of the beginning of July the Unit of Non-Fuel Products and Category Management underwent restructuring. A new structure was implemented within that Unit, aimed at centralization of following functions: administration of merchandise ordering, merchandising and management of store sales and services.

The new Organizational Rules and Regulations of the Parent Company entered into force on 24 October 2006. Under the new Regulations, the duties of particular Members of the Management Board have been assigned in the following manner:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Chief Capital Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Audit and Regulations;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Capital Group.

As of 1 November 2006, the wholesale unit was restructured and consequently eleven Regional Wholesale Offices were replaced by five new Wholesale Departments located in Płock, Poznań, Trzebinia, Lublin and Gdańsk. The implementation of the above-mentioned changes aimed at:

- establishment of a uniform policy within the structures of wholesale trade in the whole PKN ORLEN S.A Capital Group which will assure cohesion of trade activities between Wholesale Regions and Regional Market Operators through market segmentation aiming at reducing internal competition;
- increased goodwill and better market positioning of the Parent Company through the creation of a modern market-oriented wholesale management structure;
- reaching customers in a more effective manner, providing a more competitive offer of PKN ORLEN S.A. Capital Group;
- increase of market share;
- more efficient management of the distribution channels.

Furthermore, by the end of 2006, activities aiming at preparing the restructuring of financial services planned for 2007 were undertaken.

Moreover, changes to the composition of the Management Board of PKN ORLEN S.A were made in the course of 2006. At the meeting held on 21 December 2005, the Supervisory Board of PKN ORLEN S.A. appointed Cezary Stanisław Filipowicz to the position of the Vice-President of the Management Board of PKN ORLEN S.A., effective 2 January 2006. On 31 March 2006, the Supervisory Board dismissed Dariusz Witkowski from the position of the Member of the Management Board of PKN ORLEN S.A., effective 31 March 2006. Simultaneously, Krzysztof Szwedowski was appointed to the position of the Member of the Management Board. In addition, at the meeting held on 18 January 2007, the Supervisory Board of the Parent Company dismissed Igor Chalupec from the position of the President of the Management Board and appointed Piotr Kownacki, previously holding the position of the Vice-President of the Management Board of the Parent Company in charge of Audit and Regulations from 23 October

2006. At the subsequent meeting held on 15 March 2007, the Supervisory Board dismissed Jan Maciejewicz from the position of the Vice-President of the Management Board in charge of Cost Management and Cezary Smorszczewski from the position of the Vice-President of the Management Board for Capital Investments. At the same meeting, Krystian Pater was appointed to the position of a Member of the Management Board of the Parent Company.

In 2006, the companies belonging to the Capital Group have launched the implementation of rules and procedures of segment management.

In 2006, the Supervisory Board of Rafineria Nafty Jedlicze S.A. adopted the new Organisational Rules and Regulations of the company together with an organisational structure permitting necessary adaptive alterations in connection with a significant change of the operating conditions after 1 January 2006, i.e. after the Oil and Lubricants production unit was leased to ORLEN Oil Sp. z o. o., together with the support function. The above-mentioned changes covered all management levels at the company. The changes introduced related in particular, to:

- imposing more tasks on the Members of the Company's Management Board with respect to day-to-day operational management within particular areas of business, previously supervised by operation directors, including elimination of the said directorial positions;
- elimination of the positions of production and organisational unit chiefs and replacement of those positions with a position of unit manager, with a simultanious combination of some task-dedicated teams;
- introduction of the flexible employment level principle within particular task-dedicated team, depending on tasks executed at a given time by a given team. Unit manager can, in agreement with the unit director, transfer an employee from one team to another.

Moreover, unified regulations within the core business were undertaken in 2006 within the segment management system being implemented within the PKN ORLEN Capital Group, referred to as purchase procedures within the companies from the PKN ORLEN Capital Group, implementation of marketing policy, developing the company's image, cash management, hedging of operational risk and granting trade credits and debt collection procedure.

In 2006, ORLEN Oil Sp. z o.o. started leasing of an Oil and Lubricants production unit from Rafineria Nafty Jedlicze S.A. and tookover the employees of that unit and some of the employees from support function, on the basis of Article 23' of the Labour Code. Conseqyently, the structure of a new Production Unit in Jedlicze were set up as well as local offices of several supportive units.

Moreover, managing pattems at ORLEN Deutschland AG underwent changes in 2006. In particular, in some operational departments, the organisational structure became more horisontal and therefore, the decision-making processes within the relative departments became more efficient. In addition, 17 interdepartamental project teams responsible for the realisation of specific projects and reporting the progress directly to the member of the management board in charge of the company's restructuring process, were formed.

In 2006, the changes to the basic management rules within the fuel companies of the PKN ORLEN Capiatal Group were continued. Two new joint members were appointed to each of five fuel companies. The new members are to coordinate the activity of the companies within all core business areas, standardise the rules of operation, implement standardised control procedures and develop and supervise restructuring schemes. Moreover, at each fuel company, one member of the management board was appointed and made responsible for the ongoing operations of each given company.

The remaining companies from the Capital Group did not undergo any important changes within the management and organisational procedures.

III. CURRENT AND PROJECTED FINANCIAL STANDING OF THE CAPITAL GROUP

3.1 DESCRIPTION OF SIGNIFICANT RISK FACTORS

The most important risk factors having an impact on the performance of the PKN ORLEN Capital Group included as follows:

- **Fluctuations in crude oil and refinery products prices and margins**

Fluctuations in crude oil prices and considerable fluctuations in finished goods prices on world markets cause significant variations in margins generated by the Company. In the second and third quarter of 2006, crude margins on quotations increased, as compared to the first quarter of 2006 as a consequence of information about risks pertaining to supplies. Both the Iranian issues – relating to the uranium enrichment program – and the Nigerian issues, i.e. disruptions in the crude oil production, had the greatest impact on the prices of crude in 2006. Quotations of Brent DTD fell in the fourth quarter, which was mainly due to the unusually warm winter which caused a significant fall in demand for oil products. In 2006, the average quotations price of Brent barrel increased in comparison with the prices in 2005 by 19.4% to the level of USD 65.15/bbl. In the course of 2006 there was an increase in gasoline margin on quotations (crack) by 11.2% to the level of USD 140.72/tonne and on Jet A-1 fuel by 2.3% to the level of USD 159.66/tonne. However, a decrease was recorded for margins on quotations of diesel oil, i.e. decrease by 9.7% to the level of USD 123.33/tonne and on Ekoterm: a decrease of margins by 4.2% to the level of USD 97.58/tonne. A significant improvement was recorded in case of margins on the ethylene and propylene, which have increased in comparison with the figures recorded in 2005 by 17.2% and 15.1% respectively, to the level of USD 594.70/ tonne and USD 547.80/ tonne, respectively. A decrease on refined products margins was also recorded from the level of USD 5.11/ bbl in 2005 to USD 3.70 /bbl in 2006 (according to an analysis carried out by PVM).

- **Fluctuations of foreign exchange rates**

Exchange rate fluctuations have significant impact on the sales revenues (by means of adjusting prices at the Company on the basis of import parity), costs of crude oil and other raw materials, and financial costs related to debt denominated in foreign currencies. As a result of the above-mentioned tendencies, the fluctuations of PLN exchange rate to other currencies have a significant impact on the result generated by the Capital Group.

- **Economic growth and unemployment ratio**

Year 2006 brought a dynamic economic growth of the GDP up to the level of 5.8%, as compared to 3.5% in 2005. National demand remained the main growth engine for the GDP, which increased by 5.8% in 2006, in comparison to 2.4% growth in 2005. High economic growth resulted also from a more than 20% increase on exports and 16.7% increase on investments. The improvement of main economic indices was favourable to the economic revival and improvement of competitiveness of Polish companies. The maintenance of a dynamic growth of GDP had a positive impact on the creation of new job positions. The unemployment ratio fell from the level of 17.6% in 2005 to the level of 14.9% in 2006 (year to year). The level of unemployment ratio in Poland is conditioned by the progress of the restructuring processes, increase of work productivity and legal solutions governing the job market. In the Czech Republic, Lithuania and Germany the GDP amounted in 2006 to 6.0, 7.5 and 2.7 percent, retrospectively and in 2005 6.1, 7.6 and 0.9, retrospectively. Improved situation on the job market and favourable macroeconomic tendencies have a significant impact on the level of sales of the Capital Group's products.

- **Inflation**

In the end of 2006, GUS (Central Statistical Office) recorded an increase in the level of inflation from 0.7% to 1.4% as at the end of 2006 (year to year). However, the annual average inflation rate decreased from 2.1% to the level of 1.0%. In the Czech Republic, Lithuania and Germany the annual average inflation amounted to 2.1%, 1.8% and 3.3%, retrospectively, while in the previous year 1.6%, 1.9% and 2.7%, retrospectively.

- **Interest rates**

Stable inflation rate recorded in 2006 permitted the reduction of reference interest rates twice in the course of 2006. As at the end of 2006, pawn loan interest rates have reached the level of 5.50%, whereas rediscount of bills amounted to 4.25% (6.00% and 4.75% respectively at the end of 2005). WIBOR 3M rate has decreased from 5.23% in 2005 to 4.21% as at the end of 2006. The level of interest rates directly affects the cost of debt.

- **Mandatory reserves**

The Act on the Amendment of State Reserves and Mandatory Reserves has entered into force as of 12 May 2006 (Journal of Laws No. 266, item 2240). The Act regulates the issues related to the Poland's accession to the European Union. At present, reserves are established on the basis production, intra-Community acquisitions and import less intra-Community supplies and export made by an entrepreneur in the previous year. From 1999 on, the required level of mandatory reserves has been increasing by 7 days on a yearly basis, so as to reach the number of 76 days by the end of 2008. Moreover, the Material Reserves Agency is to maintain state reserves of liquid fuels in the amount equal to 14-day consumption of fuels in a given year. The Parent Company establishes and maintains mandatory reserves of fuels, semi-products and crude oil.

In March 2007, the President has signed a new Act on reserves of crude oil, oil products and natural gas and on rules of conduct in situations where the state fuel safety is at risk and disruptions on oil markets occur, which introduces additional elements that are part of the International Energy Agency, including:

- unavailable stocks, i.e. increase of the mandatory emergency reserves by 10%, which generates additional cost of financing increased volume of stock;
- change of the base serving for calculation of the mandatory emergency reserves from the internal consumption within the Republic of Poland index to the rate of net imports of oil – there is a risk that the Parent Company will have to additionally increase its stocks of crude oil in comparison with the reserves that resulted from the previous regulations;
- maintenance of emergency reserves of LPG - this regulation was previously not binding in Poland, and now it constitutes an additional burden to the Parent Company.

In consideration of the recommendations arising from the new Act, an increase of reserves' maintenance costs should be expected, in particular as regards the stock financing costs. Cost of logistics, i.e. warehousing, transportation and reloading should remain unaffected.

Positive aspects of the new Act provide for the principle of equality as regards all undertakings operating on the oil market. Previously, entities starting their activity were granted a privilege which allowed them to maintain emergency reserves of 7 days throughout the first year, whereas other companies had to maintain reserves in accordance with the schedule, i.e. by few tens days more.

- **Domestic fuel consumption**

The total domestic consumption of fuels in 2006 estimated on the basis of data provided by Nafta Polska S.A. and Agencja Rynku Energii S.A., including gasoline, Diesel oil ("DO") and light heating oil ("LHO") reached 14,508 thousand tonnes, which represents an increase by approximately 8% in relation to figure recorded in 2005.

Gasoline consumption remained at the high level recorded in 2005, which results mainly from a dynamic economic growth and an important number of imported vehicles, i.e. comparable with last year's figures. Moreover, LPG market became weaker and grew only by 4% which positively influenced the domestic consumption of gasoline. Despite this fact, Polska continues to be the world leader in the number of gas stations with LPG modules. Fuel analysts claim that the activities aiming at regulating the LPG market will cause this market to curb, or even reverse the upward trend of the LPG consumption.

The consumption of Diesel oil in 2006 was higher by 24% compared to figures recorded in 2005. Dynamic growth of this market is mainly caused by the decrease in the consumption of the light heating oil, which is illegally used for traction purposes and constitutes a substitute of DO. Other important growth factors as regards DO consumption included a nearly 6% increase of GDP, introduction, as of 2006, of the reimbursement of excise tax for farmers calculated on Diesel oil used for agricultural machinery, and a tendency to change the structure of vehicle fleets for vehicles powered with compression-ignition engines.

Consumption of the light heating oil decreased by 23 % compared to 2005. An important drop in the consumption of LHO in 2006 was caused by, among others, uncertainty present on the market, in connection with the publication of a bill, which finally failed to be adapted, which provided for equaling excise tax rates for LHO with the excise tax rate for DO. Consequently, some consumers withdrew from investments consisting in replacing the existing heating installations for those using LHO. The drop in the LHO consumption was also caused by its limited use for powering motor vehicles, which was due to strict controls of fuel quality at gasoline stations and introduction of excise tax reimbursement calculated on fuels used for agriculture purposes, starting from 2006. The decrease in the use of LHO for heating purposes resulted from an exceptionally warm fourth quarter of the year.

Due to the fact that it was necessary to increase the volume of the emergency reserves in 2006 by entities carrying out business activity at the Polish fuel market, a part of the registered fuel consumption was allocated for reserves and not consumed by the market.

- **Import of fuels**

In accordance with the estimates provided by Nafta Polska S.A., the total import of fuels to Poland in the first 9 months of 2006 has increased by 361 thousand tonnes (i.e. by 11%) as compared to 2005. In accordance with preliminary estimates, the total import of gasoline decreased by 25% and reached the level of 449 thousand tonnes and represented approx. only 12% of total fuel import. According to Agencja Rynku Energii S.A., the highest gasoline import in 2006 originated from Germany (approx. 50%), Slovakia (approx. 37%) and Czech Republic (approx. 8%). In accordance with preliminary data, an approximate volume of 2,828 tonnes of diesel oil were imported to Poland in 2006, i.e. 20% more than in the previous year. Import of diesel oil in 2006 constituted nearly 76% of the overall volume of fuel import (approx. 70% in 2005). The majority of diesel oil was imported from Germany (38%, compared to 31% in 2005), Byelorussia (25%, compared to 26% in 2005), Slovakia (13%, compared to 13% in 2005) and Lithuania (11%, compared to 13% in 2005). A significant increase of the diesel oil import was mainly due to a major increase of consumption and consequently, insufficient domestic supply of DO.

In accordance with preliminary estimates, the total import of light heating oil in 2006 amounted to 457 thousand tonnes compared to 419 thousand tonnes a year earlier, which gives an increase of approx. 9%. In 2006, the majority of light heating oil was imported from Lithuania (60%, compared to 23% in 2005) and Germany (40% of the total LHO import, compared to 32% in 2005).

- **Amendments to the binding legal regulations**

In realization of its proecological policy, the Parent Company gradually increases the contents of biocomponents in the fuels produced and simultaneously continues to adhere to the highest international quality standards for fuels introduced into the market. The new Act on biocomponents and liquid biofuels from September 2006 puts an obligation on fuel producers to introduce an annually growing number of biocomponents in accordance with the *National Target Ratio*. The obligation to introduce greater numbers of biocomponents has an impact on the components of the production and logistics chain due to the fact that additional capital expenditures are to be borne for building biocomponents dispensing facilities at pipelines extremities and at warehousing bases.
Moreover, in accordance with the provisions of the Act, entities which introduce liquid fuels to the market on at least 10 gasoline stations owned by the said entity, 10 own-brand stations or partner stations are obliged to place detailed information on the availability of liquid biofuels at the said stations. It will be difficult to implement the provisions of the Act in a situation where biofuels are sold within a distribution network consisting of several hundreds of gasoline stations. Under the provisions of the Act on biocomponents and liquid biofuels, there is a significant risk relating to the fines imposed on fuel producers for non-complying with the National Target Ratio starting from January 2008. If an entity fails to fulfill the National Target Ratio as set for the number of biocomponents added to liquid fuels and biofuels, the amount of fine may even reach PLN 862 million, in case of a total negligence of the National Target Ratio in 2010 in the amount of 5.75%. Fluctuations of prices of biocomponents in situations of natural disasters, such as drought, constitute another threat.
Effective implementation of the Act on liquid biofuels and biocomponents is possible only if tax regulations are amended at the same time, namely, the Act on excise tax and secondary decrees to the latter. However, on 1 January 2007 the decree of the Minster of Finance dated 22 December 2006 on amending the decree on the exemption from the excise tax entered into force resulting in the fall in profitability of esters' production and decrease in profitability of the Polish biofuel market, in general. Application of a lower rate of excise tax exemption for adding biocomponents to liquid fuels and biofuels resulted in a situation where the production of biocomponents, including in particular esters, does not yield any profits. The limitations put on the level of tax exemption caused stagnation of biofuel market, (i.e. methyl esters), which can result in failure to fulfill the National Target Ratio by the national fuel producers as regards the use of biocomponents in subsequent years. This situation may cause payment of substantial fines starting 2008 and a potential increase in prices of liquid fuels, which will be particularly burden the end-users, i.e. the consumers.
It is a top priority in the future for the Council of Ministers to adopt long-lasting programs on excise tax exemption for adding biocomponents to liquid fuels and liquid biofuels and stating the level of the said exemptions. Tax reliefs should be determined at such a level which will make the prices of liquid fuels with biocomponent additives competitive with prices of liquid fuels without biocomponent additives. Future introduction of an order to use biocomponents or liquid biofuels in Poland, with a simultaneous decrease of the excise tax reliefs may cause sudden increase of prices of ethanol and esters, as well as disruptions in the agricultural sector.

- **Acquisition of AB Mazeikiu Nafta (the "Mazeiku Refinery")**

Year 2006 was marked by the completion of AB Mazeikiu Nafta acquisition process and takeover of the crude oil supplies of the unit. Mazeiku Refinery was supplied through the Druzhba (Friendship) pipeline. As a result of the the breakdown at the pipeline in the end of July, the supply system to Mazeiku Refinery was considerably disturbed. It became indispensable to launch deliveries through Butynga harbour. At present, the demand of Mazeiku Refinery for crude oil is covered entirely by sea deliveries. The takeover of supplies to Mazeiku Refinery from January 2007 constitutes another stage towards the centralization of deliveries to refineries controlled by the Parent Company. The main objective to be achieved in that respect is ensuring security and stability of supplies.

As a result of suspension of pipeline crude oil deliveries to Mazeiku Refinery, the Logistics Office of the Parent Company has engaged in activities aiming at developing and optimal use of alternative delivery manners and crude oil warehousing, which will allow for a significant improvement of the security with respect to supply chain of raw materials to Mazeiku Refinery, and will encourage the reduction of operational costs of deliveries. Additionally, high rail transportation costs, i.e. costs of transportation by the Lithuanian Railways and lease of rail tank cars, in conjunction with the lack of alternative or cheaper distribution manners of Mazeiku Refinery refined products to the reloading ports, call for a necessity to intensify the activities within the concept of construction of pipeline connection with Klaipeda harbor. Pipeline connection with Klaipeda could bring significant reduction of logistics-connected charges in addition to an improved security of shipping conditions. The scope of works undertaken was enlarged by the concept of launching the Company's rail transportation services in order to further reduce the costs incurred, including the renegotiation of the present rates within the remaining itineraries and activities aiming at securing the interest of Mazeiku at Klaipeda harbor.

- **Regulatory Risk**

The Parent Company has formed the Regulatory Risk Department within its organisational structure. The Department is to actively participate in legislative processes both on national and European Union level, evaluate the effects of the regulations on the Parent Company, outline the standpoint to be adopted by the Parent Company and propose actions to be undertaken. At present, the Regulatory Risk Department has been working on the Map of Legal Risks at the Parent Company.

The Company issued opinions with respect to the folowing bills:

- Act on use of emission units granted, reduction of emission and certified emission reduction, management of absorbtion units, estblishing levels of emission, national stocktaking, development of prognosis of emission and on trading in the rights to atmospheric emissions of greenhouse gasses and other substances (the legislative procedures are pending)
- REACH system (regulation by the EU Council and EU Parliament - in force since 18 December 2006)
- Act on biocomponents and liquid biofuels, including the secondary regulations. The Act is in force since September 2006.
- Act on reserves of crude oil, refinery products and natural gas, rules of conduct in situations where the country's fuel security is at risk and on execution of international obligations in situation of disturbed deliveries and crisis on crude oil market. The Act is in force since September 2006.
- Regulation by the Ministry of Finance on the excise tax. The regulation is in force since 1 January 2007.
- Introduction of excise tax on heating oil in the same level as engin fuel (the regulation did not come into force).

- Introduction of limitations on SO2, NOx and dust emission under the National Emission Reduction Plan as of 1 January 2008 (legislative process pending).
- Act amending the Energy Law Act, Act amending Environmental Protection Law Act and Compliance Evaluation System Act.

Risk relating to the amendment or introduction of new legal regulations is being monitored by the Regulatory Risk Department. As at the day of preparation of this report, the risk was not apprised, however, new regulations, in particular with respect to the emission, biofuels and excise tax, may have a significant impact on the operations of the Capital Group.

- **Risk related to the transfer of certain assets and liabilities in connection with the acquisition of shares in Unipetrol**

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhilips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.

In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

Agrofert Holding a.s. agreed that PKN ORLEN S.A. disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests.

The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a fourth law suit issued by the company Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s.
The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The amount claimed by Agrofert Holding a.s. is currently analyzed by the Parent Company's legal advisors, and the arbitration proceedings are at the initial stage i.e. organizational matters are being conducted.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Parent Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The consolidated financial statements include a provision for covering a potential negative financial result related to the realization of the said agreements.

The main risk factors with selected entities from the Capital Group include:

- **Rafineria Trzebinia S.A.**

- In accordance with the adapted strategy, Rafineria Trzebinia S.A. has been continuing in 2006 its activity in a new segment of production, i.e. biofuels. Rafineria Trzebinia S.A. is at present the only entity in Poland which produces methyl esters of higher fatty acids of the highest quality standards and holds the most extensive practical experience in the domain of biofuels. In 2005, Rafineria Trzebinia S.A. launched and continued in 2006 an extensive development of biodiesel market. Biofuels segment constitutes a developed market in Western-Europe countries, whereas in Poland, it is at its early stage of development. Under the strategy and policy adopted by the European Union, a rapid development of the biofuel market and alternative fuels, originating from renewable sources of energy, should take place in Poland in the years to come. However, the entry into force of the regulation by the Minister of Finance dated 22 December 2006 amending the regulation on the excise duty relief , which entered into force as of 1 January 2007 caused a significant decrease in profitability of the production and sales of biofuels within the Polish market. On 2 January 2007, the Management Board of the comapny made a decision on a temporary discontinuation, as of 2 January 2007, of the production and sales of ON BIO biofuel with 20% content of FAME esters until new provisions justifying the relaunching of the production of that biofuel enter into force. Despite the fact that the goods produced by Rafineria Trzebinia S.A. gained recognition among its numerous business partners due to its high quality and attractive price, and was succesfully marketed in Poland for nearly two years, and its quality being certified with, *inter alia*, "Teraz Polska" certification mark, further production and sales of ON BIO became impossible due to an unexpected amendment of the binding tax regulations. Consequently, the Management Board of Rafineria Trzebinia S.A. made a decision of suspending works over the investment program aiming at a significantly improving the existing production capacities. The announced amendment of fiscal provisions resulted in indispensable renegotiations of concluded agreements for delivery of raw materials for the production of biodiesel fuel with respect to prices and volumes, in connection with an expected reduction of biocomponent production at the biodiesel installation. From the opening of the biofuel market, the Act on biocomponents and biofuels imposed on Rafineria Trzebinia S.A. the obligation to enter into contracts for the delivery of rape oil with a term of at least 5 years, and therefore, there is a potential risk of increased liquidated damages payable to the benefit of certains supliers. However, considering the economic and business dependence of Rafineria Trzebinia S.A., rape oil suppliers and farmers, the management of Rafineria Trzebinia S.A. is of the opinion that negotiations and conclusions will result in signing of agreements or amicable terminanting of the existing agreements, and consequently, avoiding the risk.

- With discontinued production of biofuels, Rafineria Trzebinia S.A. lost over 50% of its revenues from sales and a potential to generate profits. The deterioration of the financial standing of Rafineria Trzebinia S.A. gave rise to claims to establishing additional security on its assets, submitted by the banks which granted loans to the benefit of the company. A condition precedent to the establishment of security was the execution by Rafineria Trzebinia S.A. an agreement with the Parent Company and with Pekao SA and BPH SA banks. The Parent Company actively engaged in activities aiming at improving financial standing of Rafineria Trzebinia S.A. On 5 March 2007, an agreement between Rafineria Trzebinia S.A., PKN ORLEN S.A., Bank Pekao S.A. and BPH S.A. on restructuring of the debt owed to the Banks and the Parent Company by Rafinerii Trzebinia SA. was signed in Warsaw.
- In October 2004, the Customs Office in Cracow has instituted tax proceedings for determining the amount of tax liability under the excise duty for the period from May to September 2004. As a result of the above-mentioned proceedings, in April 2005, the Director of the Customs Office in Cracow has issued a decision which sets forth the value of the tax liability in the amount of approx. PLN 60 million, increased to the amount of approx. PLN 100 million by virtue of the decision issued by the Head of the Customs Office in Cracow, issued in July 2005. In August 2005, the Management Board of Rafineria Trzebinia S.A. filed an application for staying the enforcement of the decision until the case is adjudicated by an apeal court. On 30 December 2005, the Director of the Cracow Customs Chamber issued a decision upholding the decisions of the first instance. On 3 February 2006, Rafineria Trzebinia S.A. filed an appeal against the above-mentioned decision by the Director of the Customs Office in Cracow, including an application for staying the enforcement of the decision with the Voivodeship Administrative Court in Cracow. On 14 Febuary 2006, the Director of the Customs Office in Cracow issued a decision on staying the enforcement of the appealed decision until the appeal is adjudiicated by the Voivodeship Administrative Court. The issue of the company's liabilities in connection with excise duty tax is still pending before the Voivodeship Administrative Court and the outcome of the dispute is unknown. On 19 March 2007 Rafineria Trzebinia S.A. received a notification from the Tax Chamber in Kraków in respect of a compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków. Based on opinions of reputable tax advisors in relation to the pending case on the excise duty tax imposed on technological oil, the Management Board is highly persuaded the case can by won on the basis of evidence and argumentation presented by the company.
- Upon the authorization by the General Inspector of Tax Control dated 18 January 2005, the Tax Control Office in Kraków has been verifying the accuracy of the declared taxable base and correctness of calculations and payments in respect of the tax on goods and services and excise duty in the years 2002 and 2003. On 30 November 2006, a report from the control activities for the period in question was delivered to the company. The Proxy of the company filed on 14 December 2006 reservations to the report received, where it raised a procedural fault with respect to the tax control and the report itself. On 28 December 2006, the Director of the Tax

Control presented the Proxy with a written reply to the issues mentioned in the objections raised. The closing of the control procedures was extended until 29 June 2007. On 12 May 2006, the company obtained a decision issued by the Director of the Tax Control Office in Cracov on insttituting verification procedures with respect to the accuracy of calculations and payments of tax on goods and services and excise duty for the period from 1 January 2004 to 30 April 2004. On 15 January 2007, the Proxy of the company received a report from the above verification procedures. On 29 January 2007, the Proxy of the company submitted objections and comments to the received report, where he raised, *inter alia*, the lack of legal basis for carryng out the verification procedures for the period in question, due to the decision issued on 17 September 2004 by the Head of the Customs Office in Cracow on discountinuing of the legal proceedings on the determination of the amount of the company's tax liability from excise duty for January, February and March of 2004 for irrelevance. Moreover, the proxy of the company referred to the fact that the report did not contian any legal opinion with respect to the issue being the object of verification procedure. Until the day of signing of the financial statements, the reply of tax organs was not known. The date of termination of the verification procedures was extended until 29 June 2007. As at the day of preparation of the present report, the final outcome of the above verification procedures, as well as a potential impact of the procedures, if extended over other periods, is not known.

- On 26 February 2007, the Head of Małopolski Tax Office in Kraków decided on instituting tax proceedings for determining the amount of tax on goods and services due from the company for March 2005. The above tax procedures refer to the verification of intercommunity deliveries of goods and merchandise.
- On 22 October 2006, the Proxy of the company received a decision issued by the Head of Małopolski Tax Office on instituting *ex officio* of tax proceedings for determining the amount of tax on goods and services due from the company for months of January, February and April to August 2005. The verification procedures will end on 30 April 2007.
- On 10 January 2007, the Proxy to the company received a decision by the Head of the Customs Office in Cracow instituting *ex officio* tax proceedings for determining tax liability under excise duty for the period of November to December 2004. As at the preparation of the financial statements the outcome and impact of the above-mentioned verification procedures on the companys financial statements are not known.

- **Ship Service S.A.**

- On 19 May 2006, a ban on using within the Baltic waters of heavy residual fuels containing more then 1.49% of sulpur was introduced (MARPOL convention). The domestic market does not offer such fuels, and therefore the company engaged in importing Russian low-sulpur fuels under spot transaction.
- Due to a significant decrease in the domestic supply of high-sulpur residual fuels, from May 2006 the company was forced to start importing high-sulpur residual fuels which comply with see vessel requirements.
- Additional assortment of residual fuels resulted in insufficient warehousing capacities at Polish harbours. Moreover, from December 2006, the Ship Service S.A. could no more use the 4.5 thousand m^3 tank at the warehousing base of the Parent Company in Świnoujście. Consequently, Ship-Service S.A. temporarily adapted the mergchandise transportation logistics to its warehousing capacities on barges and other vesels. This situation reduced the volume of purchases and sales, and significantly influenced the sources and amount of financing of the company's activity, as well as the logistics of deliveries and warehousing.

- **ORLEN Gaz Sp. z o.o.**

Tax policies aiming at introducing the similar rate of excise tax for the heating oil and LPG, and a gradual increase of the excise tax for liquid gas constitutes an important factor hindering the development and the level of sales of liquid gas in Poland. Moreover, dishonest practices adopted by small distribution companies consisting in avoiding the payment of the excise tax, VAT and income tax by introducing into trading unconventional unrecorded gas, which leads to worsening of operational profitability of big companies dealing in gas.

- **ORLEN Asfalt Sp. z o.o.**

- The prolonged bad whether conditions until mid-April 2006 hindered the full realization of sales on asphalt. The factual demand for asphalt was recorded in the last decade of April.
- The launching of Biturox installation in Gdańsk caused an increased competitiveness on the market of road asphalts on the domestic market, in particular before and after the top season. Moreover, the overproduction on the neighboring European Union markets may cause the increase of imports.
- Consolidation of the roadwork companies with higher requirements and particularly interested in the decrease of margins on asphalts.
- Stagnation on the market of industrial asphalts.

- **Anwil S.A.**

- Strong price competition of PVC producers from China (mainly on the Turkish market) results from faint possibilities of placing the goods on Asian markets. Moreover, an increased activity on the domestic market caused by the introduction of Borsodchem and INEOS to the Polish market. Strong competition on European markets forces foreign companies to expand to external markets;
- Aggressive pricing policy adapted by Borsodchem in the area of NaOH at the German Czech and Slovak markets.
- PLN currency appreciation with regards to EUR and USD – unfavourable conditions for exporters and entities which preliminarily quote theirs prices in a foreign currency – strong PLN increases the advantages and competitiveness of imports.
- Sky-high prices of copper have caused the increase of raw material costs of cable manufacturers and put limitations on the purchase of PVC from granulate manufacturers. Additionally, a further restructuring and concentration of the cable sector in Europe, i.e. one of the most important customers of soft PVC, results in limited purchases;
- Increasing prices of natural gas and crude oil have a significant impact on the increase of prices of key materials used for the production of nitrogenous fertilizers and polymers.
- High level of imports of polivinyl chloride to the Polish market proves that our PVC market is growing, which is a positive fact, however on the other side, it shows increased activity of the competition at our basic market. Companies from Germany and Hungary are the main front runners.
- Emergence on the Polish market of small foreign companies producing granualted PVC (through distributor representation). Strong competition on European markets forces companies to enter foreign markets.
- Capital reinforcement of Zachem, competitor of Anwil S.A. as a result of capital takeover by Ciech. At present, Ciech holds its own producer of granulated PVC and it is not interested in distributing granulates offered by Anwil S.A.

- **Rafineria Nafty Jedlicze S.A.**

- Decreased demand for heating oil have caused by the amendment to the tax regulations in the end of 2005 (amendment of ratios and scope of application of the excise tax) has forced the indispensable amendments in the production and distribution structure of heating oils and resulted in the fall of the level of profitability in this group of products.
- Decreased volume of recycled oil for regeneration is maintained due to a strong competition on the market of used oil recovery and regeneration services and used oil collection market which had a negative impact on the use of production capacities within the regeneration process.
- Failure-related shutdown of the Hydrorefining Installation in the period from September to October 2006 caused by a local fire which resulted in measurable costs of unused production capacities and lost profits from sales of products from this installation. The above loss was partially compensated through a maximum use of the installation and increased sales in the period from November to December 2006.

- **IKS SOLINO S.A.**

- Depleted resources of the currently used salt resources impose the necessity of searching new sources within the next few years to come and transferring the mining activity to another location. The related outlays, including investment outlays, exceed current possibilities of the company.
- High expenditures in connection with searching of the currently exploited sources necessitate significant outlays for geological and geophysical surveys.

- **ORLEN Budonaft Sp. z o.o.**

Lost financial liquidity in the first half of 2006 put significant limitations on the activity of ORLEN Budonaft Sp. Z o.o. As a consequence of the current restructuring process of the company and owing to a loan granted by the Parent Company, the profitability and liquidity of the company are being restored. Moreover, the restructuring process of the company will be supported by the Company's Restructuring Program drawn up by a consulting company set for realisation in the second half of 2006 roku and in subsequent years.

Risk factors important for the operation of the PKN ORLEN S.A. Capital Group have been also referred to in Note 35 to the consolidated financial statements for the year 2006.

3.2 PRODUCTION

Crude oil processed in 2006 within the companies belonging to the PKN ORLEN Capital Group amounted to 18,023 thousand tonnes and was by 17.2% higher in comparison with 2005. Such a significant growth dynamics was due to recognition in 2006 of the crude processed by Unipetrol a.s., i.e. 4,280 thousand tonnes (in 2005, only the crude processed in the period frm June December 2005 was recognised).
The level of crude oil processing by the Parent Company itself amounted to 13,612 thousand tonnes and was by 8.3% higher in comparison with 2005. In 2006, the yield from white products (gasoline, fuel and diesel fractions and liquid gas) at the Parent Company amounted to 78.1%, i.e. it dropped by 1.74 percentage points below the level recorded in the respective period in 2005. Main factors responsible for the decrease in the yield from refined products were the

planned rest of soft asphalt Hydrodesulphurization installation in the brake of April and May 2006 and a significantly higher processing of crude oil.

The most important events in 2006 within the refinery production at the Parent Company included, as follows:

1. Throughput of a record amount of crude oil at the level of 13,612 thousand tonnes, i.e. 8,3% above the figures recorded in 2005. Processing such an amount was possible due to loading down of all installations. The increased processing resulted directly from market demand and production capacities of Olefin II Installation.
2. Launching of a new Cracking Gasoline Desulphurization Installation in June 2006. The installation will allow producing a full range of low-sulpur gasoline, in accordance with the EU requirements on the quality of fuels, which will become binding after 2009. The capacity of the new production unit amounts to 145 tonnes of desulphurized gasoline per hour. The selected technology allows carrying out desulphurization process with a minimum reduction of gasoline octane numbers.
3. Completion in May 2006 of the first stage of modernization of Diesel Oil Hydrodesulphurization VI Installation. The second stage of works was completed in October 2006. The aim of the modernization was to prepare the said installation for a more thorough desulphurization of loadings for the production of Diesel oil with the sulpur contents of less then 10 mg/kg. The contract for the modernization, including technological project and supply of equipment was executed the licensor of the installation, i.e. ABB Lumus.
4. Execution in August 2006 of an agreement with Technip Italy for a technical project, delivery of equipment and materials for the Diesel Oil Hydrodesulphurization VII Installation of a designed production capacity of 2.2 million tonnes of Diesel oil. The urge to build the installation results from the regulations on the quality of fuels which will enter into force in 2009. The said regulation imposes a requirement of delivering Diesel oil with the sulpur contents lower then 10 ppm, provided an increased level of crude oil processing.
5. Execution in October 2006 of an agreement with Technip for the execution of a new Hydrogen Installation of a production capacity of 5 T H2/h (technical project, license and delivery of apparatus). The new Hydrogen Installation will produce hydrogen for the purposes of desulphurization of Diesel oil fractions from Diesel Oil Hydrodesulphurization VII and Diesel oil fraction stabilization facility from the Asphalt Hydrodesulphurization Installation in accordance with the EU requirements UE on the quality of finished fuels. The installation is planned for opening in the first quarter of 2009.
6. Starting the construction of the Diesel oil fraction stabilization facility from Asphalt Hydrodesulphurization Installation which is designed to denitrate, desulphurize and remove resin, and improving the potential of using the fraction for Ekoterm light heating oil. The facility is planned for opening in the end of 2007.
7. Exchange and extension of the analytical equipment for Gasoline Blending in order to optimize the gasoline composition process and assure an appropriate quality of gasoline.
8. Decision on the Modernization and intensification of Alkylation (HF) Installation. Production capacities after the modernization will reach 280 thousand T/ year. The modernization is aimed at reducing environmental risks connected with the AHF technological process by diminishing the level of HF acid within the installation up to a required minimum amount, i.e. 55 tonnes and to improve of technical safety and quality of alkylate, which will make the gasoline composition process more flexible.

Important events within the petrochemical production include:

1. Modernization works at Olefin II Installation and Aromatics Extraction Unit carried out in 2005 resulted in a significant increase of petrochemical production;

2. Making a decision on the construction of Paraxylene (PX) and terephthalatic acid (PTA) installations in order to make use of the reserve of gasoline resulting from an increased level of crude oil processing after 2009 (approx. 15 million tonnes). The centre is planned for opening in the first quarter of 2009. In April 2006, a contract with Mitsubishi Chemical Engineering Corporation was signed for the license and base project for a production technology of terephthalatic acid. The construction o the installation will commence within the Zakłady Azotowe Anwil S.A. in autumn 2007. The installation with production capacity of 600 thousand T/ year is planned for opening in the fourth quarter of 2010.

3.3 INFORMATION CONCERNING BASIC PRODUCTS AND SERVICES, SALES MARKETS AND SUPPLY SOURCES FOR COMPANIES FROM THE CAPITAL GROUP

Information concerning basic products and services, as well as sales markets and supply sources for the Capital Group companies are presented in the Additional Information section of this report

3.4 INDEBTEDNESS STRUCTURE AND FINANCIAL RESOURCES MANAGEMENT

As at 31 December 2006, the level of long-term and short-term loans, borrowings and debt securities issued within the PKN ORLEN Capital Group amounted to PLN 10,456 thousand and was higher by PLN 5,939 thousand then the level of indebtedness recorded at the end of 2005. As at 31 December 2006, the Parent Company recorded an increase in the financial indebtedness by PLN 5,231 thousand compared to the figure recorded as at 31 December 2005.

(in PLN thousand)	Indebtedness		Cash and Cash Equivalents		Net Debt	
	2006	2005	2006	2005	2006	2005
Credit facilities extended by banks	9,893,499	3,956,721				
Loans	2,885	13,065				
Debt securities by kind	592,721	547,011				
According to maturity:						
Long-term	6,211,193	3,405,978				
Short-term	4,277,912	1,110,819	2,358,744	1,231,741		
Total	**10,489,105**	**4,516,797**	**2,358,744**	**1,231,741**	**8,130,361**	**3,285,056**

As at 31 December 2006, net financial indebtedness within the Capital Group has increased by PLN 4,832,427 thousand to the level of PLN 8,130,361 thousand in comparison with the level recorded at the end of the year 2005. The increase in net financial indebtedness has had an impact on the financial debt to equity ratio (loans, borrowings and debt securities less cash less short-term investments to net equity) which has risen from the level of 17.0% as at 31 December 2005 to the level of 37.7% as at 31 December 2006.

The high borrowing power of the Parent Company and the Capital Group which provides it with a possibility of drawing additional external resources in an inexpensive and relatively quick way, has a positive impact on its financial security. The Capital Group is a party to loans and credit facilities granted in foreign currencies and in Polish zloty, mainly subject to a variable interest rate. In accordance with the loan agreements signed with banking institutions, as at 31 December 2006, the Capital Group held undrawn credit and loans granted at a variable interest rate in the amount of PLN 5,066,919 thousand, compared to PLN 3,896,154 thousand as at and 31 December 2005.

The Company is a party to 11 credit loan facility agreements, 9 of which are of short-term type and 2 are long-term credit facilities. The Company is a party to a long-term multicurrency credit facility agreement in the amount of EUR 1 billion, granted by a consortium of Polish and foreign banks, executed in December 2005. The term of the agreement is 5 years from its execution with an option of extension by two yearly periods. Part of funds granted under this credit facility was allocated in 2006 for the repayment of a long-term two-currency credit facility granted by a consortium of banks on the basis of an agreement dating from 2003 and another part was allocated for the acquisition of shares in AB Mazeikiu Nafta. The remaining part of the credit facility will be allocated for financing the Company's ongoing operations.

In November 2006, the Parent Company executed two credit facility agreements in view of the acquisition of AB Mazeikiu Nafta. The financing in the form of two credit facility agreements of a total value of EUR 1.6 billion was granted by a consortium of eight Polish and foreign banks. The financing of the Mazeiku acquisition has been the largest financing program in the history of the Company ever, and also the biggest lump-sum financing transaction ever carried out for the benefit of a Polish entity. It consists of a five-year revolving credit facility, with an option of extension by two one-year periods, i.e. an open-end credit available on demand that can be used repeatedly, in the amount of EUR 800 million and a 12-month bridging loan, granted for a period until the launching of the planned emission of eurobonds, in the amount of EUR 800 million. The funds obtained from the above credit facilities, together with the Company's own resources and undrawn lines of credit assured a sufficient amount for the Company to acquire shares in the Lithuanian AB Mazeikiu Nafta

After the balance sheet date a portion of the obtained pool of funds was allocated for financing the acquisition of shares offered by minority shareholders in response to the mandatory tender offer Publisher by the Parent Company. The consortium which granted the financing to the Company for the acquisition of the Lithuanian refinery is composed of the following entities: ABN AMRO Bank, Bank Handlowy w Warszawie, The Bank of Tokyo-Mitsubishi, BNP Paribas, ING Bank/ ING Bank Śląski, KBC BANK/Kredyt Bank, Polish branch of Société Générale and UniCredit Group. At prezent, the Parent Company cooperates with the banks being party to the bridging loan facility and prepares the issue of eurobonds at the open market. Funds to be obtained from the issue of eurobonds will be allocated for the repayment of the consortium bridging loan.

Efficient management of cash flow between its bank accounts is of high importance for the Company. Form February 2001, a cash pooling system has been introduced within the Capital Group. As at 31 December 2006, the Company was using cash-pooling systems for Polish zloty at three banks (in addition to the Company, 28 companies from the Capital Group are covered by cash pooling system in PLN) and foreign currency cash-pooling system at one bank (in addition to the Company, two companies from the Capital Group are covered by the foreign currency system). The whole Capital Group obtains measurable financial benefits while optimizing its financial costs and day-to-day liquidity. Activities aiming at covering by the system those companies from the Capital Group in which the Company has a dominating position are currently in progress.

In its day-to-day operations, the Company uses comprehensive services of highly credible banks, with a considerable equity capital and strong market position, which have gained extensive expertise in cash management on the Polish and foreign markets. This approach has made it possible for the Company to reduce costs of banking services and improve the structure of banking services, and finally, to cover the companies from the Capital Group by a uniform

banking Service system and centralized cash management system. Further activities aiming at further integration and improved conditions of banking services for all companies from the Capital Group have been undertaken.
Available cash, secured sources of financing and high borrowing power secure all short-term financial needs in connection with the capital and property investments.

The Company aims to further optimize the financing within the whole PKN ORLEN Capital Group through the introduction of segment management system, consisting of:

- cash management, liquidity planning and securing;
- obtaining financing, issuing guarantees and opening letters of credit;
- trade credit and debt enforcement management;
- financial risk management;
- insurance of transaction risk.

A detailed information on the indebtedness structure and maturity dates of loans and debt securities are set forth in Note no. 19 to the consolidated financial statements for the year 2006.

In the course of 2006, the companies of the Capital Group drew and were granted the following significant loans in terms of their value (balance as at 31 December 2006 of more then PLN 4 million):

- **Anwil capital group**

- preferential loan agreement in connection with protection of the environment granted by BOŚ S.A. in the amount of PLN 63,000 thousand; outstanding amount: PLN 44,536 thousand; the last installment to be repaid in March 2011;
- loan agreement granted by NFOŚiGW in the amount of PLN 6,000 thousand; outstanding amount: PLN 2,770 thousand; the last installment to be repaid in December 2010;
- multi-currency loan agreement extended by Bank Handlowy S.A. in the amount of PLN 40,000 thousand; outstanding amount: PLN 23,506 thousand; the last installment to be repaid in December 2007;
- loan agreement extended by BPH S.A. in the amount of PLN 20,000 thousand; undrawn as at 31 December 2006;
- loan agreement extended by Citibank a.s. in the amount of PLN 25,771 thousand; outstanding amount: PLN 2,786 thousand; the last installment to be repaid in February 2007;
- loan agreement extended by HVB Bank Czech Republic a.s. in the amount of PLN 25,771 thousand; the loan was repaid;
- overdraft at Citibank a.s. in the amount of PLN 6,965 thousand, outstanding amount of PLN 2,953 thousand;
- loan agreement extended by HVB Bank Czech Republic a.s. in the amount of PLN 6,965 thousand; outstanding amount of PLN 4,804 thousand; the last installment to be repaid in February 2007;
- loan granted by Unipetrol a.s. in the amount of PLN 111,440 thousand, outstanding amount of PLN 83,594 thousand; the last installment to be paid in February 2007;
- total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 6,736 thousand; the outstanding amount of PLN 4,308 thousand.

- **Rafineria Nafty Jedlicze capital group**

- loan in Bank PEKAO S.A. in the amount of PLN 10,000 thousand; outstanding amount of PLN 10,000 thousand to be repaid in August 2009;

- loan in ING Bank Śląski S.A. in the amount of PLN 11,000 thousand; outstanding amount of PLN 10,929 thousand to be repaid in November 2009;
- loan in Bank PEKAO S.A. in the amount of PLN 30,000 thousand; outstanding amount of PLN 29,643 thousand to be repaid in August 2009;
- loan in BRE Bank S.A. in the amount of PLN 5,000 thousand; outstanding amount of PLN 4,936 thousand to be repaid in December 2008;
- loan in BPH S.A. in the amount of PLN 20,000 thousand; outstanding amount of PLN 19,867 thousand to be repaid in November 2007;
- total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 2,343 thousand; the outstanding amount of PLN 1,040 thousand.

- **Unipetrol capital group**

- loan in Česká spořitelna, a.s. in the total amount of CZK 3,176,406, outstanding amount CZK 2,545,653 thousand to be repaid in the years 2007-2011;
- loan in Živnostenská banka, a.s. in the total amount of CZK 467,415 thousand, outstanding amount of CZK 364,807 thousand to be repaid in in the years 2007-2010;
- loan in ING Bank N.V., organizační složka in the amount of CZK 467,415 thousand, outstanding amount of CZK 363,675 thousand to be repaid in in the years 2007-2010;
- loan in Kreditanstalt für Wiederaufbau in the total amount of CZK 985,310 thousand, outstanding amount CZK 683,725 thousand to be repaid in in January 2007;
- loan granted by PKN ORLEN S.A. in the total amount of CZK 434,769 thousand, outstanding amount CZK 269,462 thousand to be repaid in the years 2007-2009;
- loan in CITIBANK N.A. in the total amount of CZK 807,078 thousand; outstanding amount CZK 443,809 thousand; maturity date – February 2007;
- loan in ČSOB, a.s. in the total amount of CZK 500,000 thousand, outstanding amount of CZK 383,338 thousand to be repaid in in the years 2007-2011;
- loan in Commerzbank AG in the amount of CZK 2,020,110 thousand, outstanding amount CZK 55,100 thousand to be repaid in the period January - September 2007;
- loan in Raiffeisenbank a.s. in the total amount of CZK 532,020 thousand, outstanding amount CZK 2,020 thousand to be repaid in September 2007;
- loan in HVB Bank Czech Republic a.s. in the total amount of CZK 110,000 thousand; outstanding balance CZK 100,000 thousand; maturity date – June 2007;
- loan in BANCO SABADELL ATLANTICO in the amount of CZK 53,890 thousand, outstanding amount PLN 24,153 thousand; maturity date: March 2007,
- loan in ING Bank N. V. of the total amount of CZK 450,000 thousand;
- loan in Citibank a.s. in the amount of CZK 950,000 thousand; the facility was undrawn as at 31 December 2006;
- loan in Komerční banka a.s., in the amount of CZK 800,000 thousand; the facility was undrawn as at 31 December 2006;
- loan in HSBC BANK a.s. in the amount of CZK 750,000 thousand; the facility was undrawn as at 31 December 2006;

- loan in CALYON S.A. in the amount of CZK 400,000 thousand; the facility was undrawn as at 31 December 2006;
- loan in ABN AMRO Bank N.V. in the amount of CZK 400,000 thousand; the facility was undrawn as at 31 December 2006;
- loan in Česká spořitelna, a.s. in the amount of CZK 340,000 thousand; the facility was undrawn as at 31 December 2006;
- total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to CZK 250,110 thousand, including overdraft in the amount of CZK 127,708 thousand; the amount of loans to be repaid amounts to CZK 193,484 thousand.

- **AB Mazeikiu Nafta**
- government loan in the amount of USD 326,220 thousand; outstanding balance of USD 303,542 thousand with the repayment of the last installment in 2013;
- loan in AB BANKAS HANSABANKAS in the amount of USD 13,158 thousand; outstanding balance of USD 13,159 thousand to be repaid in 2009;
- loan in „VILNIAUS BANKAS" & „VEREINS-UND WESTBANK" AG VILNIAUS SKYRIUS in the amount of USD 150,000 thousand; outstanding balance of USD 150,000 thousand to be repaid in 2013;
- loan in AB Bankas SONORAS in the amount of USD 2,737 thousand; outstanding balance of USD 2,737 thousand to be repaid in 2011;
- total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 798 thousand, the outstanding amount of PLN 798 thousand

- **Rafineria Trzebinia S.A.**
- investment loan in PEKAO S.A. in the amount of PLN 30,000 thousand, outstanding amount: PLN 25,000 thousand to be repaid in October 2007;
- working capital credit facility in PEKAO S.A. in the amount of PLN 20,000 thousand, outstanding amount: PLN 10,010 thousand to be repaid in April 2007;
- working capital credit facility in BPH PBK S.A. in the amount of PLN 33,719 thousand, outstanding amount: PLN 28,585 thousand to be repaid in May 2007;
- working capital credit facility in CITIBANK Handlowy S.A. in the amount of PLN 19,000 thousand, outstanding amount: PLN 30 thousand to be repaid in November 2007;
- working capital credit facility in PEKAO S.A., in the amount of PLN 20,000 thousand, the credit was repaid;
- working capital credit facility in BPH S.A. Oświęcim in the amount of PLN 7,000 thousand, outstanding amount: PLN 6,895 thousand to be repaid in May 2007;
- working capital credit facility in PKO BP S.A. Kraków in the amount of PLN 9,000 thousand, the credit was repaid;
- working capital credit facility in PKO BP S.A. Kraków in the amount of PLN 4,452 thousand, the credit was repaid;
- working capital credit facility in Bank Handlowy w Warszawie S.A. in the amount of PLN 4,000 thousand, the credit was repaid;
- total indebtedness resulting from other interest-bearing loans and borrowings (of the value below PLN 4 million each) amounts to PLN 6,400 thousand, the outstanding amount of PLN 4,277 thousand.

- **Inowrocławskie Kopalnie Soli „Solino" S.A.**
- investment loan facility in PEKAO S.A. in the amount of PLN 175,906 thousand, outstanding amount: PLN 115,925 thousand; repayment in three installments with the final repayment date set for June 2017.

- **ORLEN Oil Sp. z o.o.**
- working capital credit facility in Bank Handlowy w Warszawie S.A. in the amount of PLN 20,000 thousand with the repayment date in November 2007.

- **ORLEN Gaz Sp. z o.o.**
- working capital credit facility in Bank Handlowy w Warszawie S.A. in the amount of PLN 5,500 thousand with the repayment date in January 2007.
- working capital credit facility in BPH S.A. in the amount of PLN 4,400 thousand with the repayment date in May 2007.

- **Basell ORLEN Polyolefins Sp. z o.o.**
- Investment loan facility granted by a consortium of ten banks in the amount of PLN 969,309 thousand, outstanding amount PLN 969,309 thousand with the last repayment date set for December 2011,

- **ORLEN Petrotank Sp. z o.o.**
- working capital credit facility in Bank Handlowy in Warszawie S.A. in the amount of PLN 18,000 thousand, outstanding amount: PLN 14,592 thousand to be repaid in June 2007;
- bank loan facility in BPH S.A. Busko Zdrój in the amount of PLN 31,395 thousand, outstanding amount: PLN 1,102 thousand to be repaid in January 2007;
- bank loan facility in BPH S.A. Busko Zdrój in the amount of PLN 12,472 thousand, outstanding amount: PLN 75 thousand to be repaid in January 2007;
- bank loan facility in BPH S.A. Busko Zdrój in the amount of PLN 10,000 thousand, outstanding amount: PLN 745 thousand to be repaid in June 2007.

- **ORLEN Petrozachód Sp. z o.o.**
- working capital credit facility in Bank Handlowy w Warszawie S.A. in the amount of PLN 5,000 thousand to be repaid in December 2007

- **ORLEN Petrocentrum Sp. z o.o.**
- working capital credit facility in Bank Handlowy w Warszawie S.A. in the amount of PLN 10,000 thousand to be repaid in October 2007.

- **Petrotel Sp. z o.o.**
- working capital credit facility in BGŻ S.A. in the amount of PLN 6,000 thousand, outstanding amount of PLN 1,500 thousand to be repaid in equal quarterly installments in 2007;
- total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 11,700 thousand, the outstanding amount of PLN 9,645 thousand.

- **ORLEN KolTrans Sp. z o.o.**
- investment loan facility granted by PKO BP S.A. in the amount of PLN 4,776 thousand, outstanding amount PLN 3,548 thousand; maturity dates: PLN 1,364 thousand in December 2007 and PLN 2,184 thousand in September 2009;
- investment loan facility granted by PKO BP S.A. in the amount of PLN 9,185 thousand, outstanding amount PLN 3,090 thousand; maturity dates: PLN 1,420 thousand in September 2011 and PLN 1,670 thousand in September 2011;
- total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 7,094 thousand, the outstanding amount of PLN 2,744 thousand.

- **ORLEN Asfalt Sp. z o.o.**
- kr working capital credit facility in PEKAO S.A. in the amount of PLN 10,000, undrawn as at 31 December 2006;
- working capital credit facility in CITI Bank in the amount of PLN 29,000, undrawn as at 31 December 2006.

- **Ship Service S.A.**
- bank loan facility in the amount of PLN 8,000 thousand granted by PEKAO S.A., outstanding amount: PLN 7,480 thousand; lump sum repayment in 2008;
- bank loan facility in the amount of USD 4,000 thousand granted by PEKAO S.A., outstanding amount: PLN 8,596 thousand; lump sum repayment in August 2007;
- loan facility in the amount of USD 1,450 thousand granted by BRE Bank S.A., outstanding amount: PLN 4,069 thousand; lump sum repayment in November 2008;
- loan facility in the amount of USD 3,500 thousand, outstanding amount: PLN 7,225 thousand; maturity date of the last installment in September 2007;
- total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to PLN 3,500 thousand and USD 400 thousand, the outstanding amount of PLN 2,345 thousand.

- **Petrolot Sp. z o.o.**
- overdraft facility granted by BRE S.A. in the amount of PLN 10,000 thousand, drawn in the amount of PLN 8,425 thousand;
- overdraft facility granted by Bank Handlowy w Warszawie S.A. in the amount of PLN 5,000 thousand, drawn in the amount of PLN 1,698 thousand;
- overdraft facility granted by BPH S.A. in the amount of PLN 15,000 thousand, drawn in the amount of PLN 12,944 thousand;
- investment loan facility granted by ING Bank Śląski S.A. in the amount of PLN 11,200 thousand, drawn in the amount of PLN 4,335 thousand; maturity date on 30 December 2009;
- investment loan facility granted by FORTIS Bank S.A. in the amount of PLN 3,600 thousand, drawn in the amount of PLN 3,239 thousand; maturity date on 31 December 2011;
- overdraft facility granted by PEKAO S.A. in the amount of PLN 15,000 thousand, drawn in the amount of PLN 13.666 thousand.

- **ORLEN Deutschland AG**

- loan facility in Hamburg Landesbank for the total amount of EUR 11,583 thousand, outstanding amount of EUR 4,331.3 thousand to be repaid in the years 2007-2011;
- loan facility in Vereinsbank Hamburg for the total amount of EUR 7,025 thousand, outstanding amount EUR 2,896 thousand to be repaid in 2012;
- loan facility in Sparkasse Elmshorn for the total amount of EUR 5,627 thousand, outstanding amount of EUR 603 thousand to be repaid in the years 2007-2010;
- loan facility in Volksbank Elmshorn for the total amount of EUR 2,710 thousand, outstanding amount of EUR 582 thousand to be repaid in the years 2007-2010;
- loan facility in HVB-Saisonfinanzierung for the total amount of EUR 40,000 thousand, outstanding amount of EUR 40,000 thousand to be repaid in 2007.
- total indebtedness resulting from other loans (of the value below PLN 4 million each) amounts to EUR 712 thousand, outstanding amount of EUR 349.

3.4.1 Loans, sureties and guarantees granted to employees and companies within the Capital Group

The total value of contingent liabilities as at the end of 2006 has increased by PLN 1,406,075 to the amount of PLN 2,508,677 thousand, in comparison with the figures recorded as at the end of 2005. The total value of sureties and guarantees granted as at the end of 2006 has increased by PLN 1,276,720 to the amount of PLN 1,358,760 thousand due to the guarantee in the amount of PLN 1,283,452 that the Parent Company was to deliver to the benefit of the Lithuanian bank SEB and towards the payment for the shares purchased from minority shareholders as a result of the mandatory tender offer with respect to the acquisition of AB Mazeiku Nafta. The shares acquired under MTO were paid by the Parent Company from the previously engaged credit lines and the guarantee was released on 29 January 2007. The amount of guarantees issued by the PKN ORLEN Group to the benefit of legal persons in 2006 as a security for the performance of the liabilities by the PKN ORLEN Group has risen by PLN 18,030 thousand to the level of PLN 62,560 thousand. Other guarantees and sureties have risen insignificantly.

Other contingent liabilities amounted to PLN 1,149,917 thousand (an increase of 129,355 thousand) as at the end of 2006 and resulted mainly from the establishment of a guarantee towards the payment of excise tax which covers the tax due from harmonized excise goods in transport between contingent tax warehouses ("excise tax under suspended procedure") in the amount of PLN 94,305 thousand.

A detailed list of guarantees granted and other contingent liabilities is enclosed in note no. 35 to the consolidated financial statements.

As at 31 December 2006, the Parent Company did not grant any loans to the members of the managing and supervisory bodies or their relatives.

In 2006, other companies of the PKN ORLEN Capital Group have granted the following loans, sureties and guarantees:

- **Rafineria Trzebinia S.A.**

As at 31 December 2006, Rafineria Trzebinia S.A. has granted the following guarantees and sureties:

- PEKAO – surety in respect of overdraft facility granted to Naftowax Sp. z o.o., PLN 14,000 thousand, expiry date: May 2008,

- PEKAO Kraków – surety in respect of overdraft facility granted to Naftowax Sp. z o.o., PLN 13,500 thousand, expiry date: March 2009,
- BPH Chrzanów – surety in respect of overdraft facility granted to Naftowax Sp. z o.o., PLN 8,000 thousand, the liability expired,
- PEKAO Kraków – surety in respect of overdraft facility granted to Euronaft Trzebinia Sp. z o.o., PLN 5,250 thousand, expiry date: April 2009,
- BH Warszawa– surety in respect of overdraft facility granted to Euronaft Trzebinia Sp. z o.o., PLN 4,800 thousand; expiry date: July 2007,
- PEKAO Kraków – surety in respect of working capital credit facility granted to Euronaft Trzebinia Sp. z o.o., PLN 4,000 thousand; expiry date: May 2010,
- Guarantee towards the payment of the excise tax in the amount of PLN 12,769 thousand, maturity date: return of confirmed ADT (Administrative Accompanying Document);
- blank bills of exchange issued to PZU in the amount of PLN 25,000 thousand; expiry date in July 2007.

- **ORLEN Asfalt Sp. z o.o.**

- bill of exchange in the amount of PLN 5,700 thousand payable to the benefit of Customs Office in Pruszków for securing the movement of excise goods. The bill of exchange declaration sets forth the validity of the security until February 2007.

- **Mazeikiu Nafta Capital Group**

- guarantee to secure the payment to the benefit of Foster Wheeler Italiana in the amount of PLN 6,563 thousand with validity expiring in December 2007.

- **ORLEN Eko Sp. z o.o.**

- blank bill of exchange in the amount of PLN 19,505 thousand payable to the benefit of NFOŚiGW. The bill of exchange declaration sets forth the validity of the security until June 2013.

- **Rafineria Nafty Jedlicze S.A.**

- security for the payment of excise duty in the amount of PLN 8,858 thousand;
- transfer of ownership as security in the amount of PLN 21.403 thousand;
- collateral on current assets in the amount of PLN 61.583 thousand.

- **ANWIL S.A.**

- blank bill of exchange in the amount of PLN 9,000 thousand payable to the benefit of BOŚ S.A., TUiR Warta S.A., and PZU S.A.

- **ORLEN Oil Sp. z o.o.**

- endorsed bill of exchange issued to Bank Przemysłowo-Handlowy in exchange for a guarantee securing excise duty liabilities on tax consignment warehouses under excise tax obligation in the amount of PLN 40,000 thousand with an expiry date in October 2007.

- **Basell ORLEN Polyolefins Sp. z o.o.**
- joint and several liability of the investor (BOP) and the contractor (VOS) towards subcontractor, i.e. Przedsiębiorstwo Produkcyjno-Handlowe Albud, to the amount of PLN 4,748 thousand.

- **Płocki Park Przemysłowo-Technologiczny S.A.**
- liability resulting from payable to Płock City Hall for cut trees in the amount of PLN 6,682 thousand.

- **Unipetrol a.s.**
- excise duty security in teh amount of CZK 30,000 thousand with expiry date in December 2007.

- **Ship Service S.A.**
- guarantee for securying the payment of excise tax issued to the benefit of the Tax Office and Customs Chamber in the amount of PLN 5,850 thousand.
- lines of credit in the amount of PLN 15,097 thousand.

3.4.2 Issue of bonds

In November 2006, the Parent Company executed the agreement on the bond issue program for the amount of maximum indebtedness of PLN 2 billion with the following banks: Bank BPH, Polska Kasa Opieki, BRE Bank, ING Bank Śląski, PKO Bank Polski and Polish branch of Societe Generale. Under the above-mentioned agreement, the Company will issue unsecured bearer's bonds. The offer will be directed to institutional investors and will not be offered to public. The information on the intention to issue bonds will not be notified to the publics. The banks will choose those entities from among the investors that they are familiar with and to whom they will present the offer. The offer may be presented to a maximum of 99 investors. Under the program, deferred interest bonds (zero-coupon bonds) and interest-bearing bonds (with a coupon) will be issued. The deferred interest bonds will be issued with a discount for a term of 7 days to 1 year. Fixed interest rate or floating interest rate will be calculated on the interest-bearing bonds with a maturity period from 1 to 7 years. The program is a multicurrency issue program, i.e. the issues may be denominated in the following four currencies: Polish zloty, euro, US dollar and Czech corona, which will allow for issues to be directed to foreign companies from the PKN ORLEN Capital Group.

Funds obtained under the issue can by allocated by the Company for any business-related purpose, both ongoing operations and investing activities. Under the program, the Company is allowed to divide the issue into blocks and additionally determine dates on which they will be released. It gives an opportunity to manage the funds with which the Company intends to finance its ongoing operations. The issues made under the program make it possible to finance working capital at an attractive cost, diversify the sources of the Company's financing, and optimize liquidity management in companies belonging to the PKN ORLEN Capital Group.

After the balance sheet date, in February 2007, the Company has issued 5-year bonds in the amount of PLN 750 million.

In 2006, only the companies from Unipetrol Capital Group, (i.e. Spolana and Paramo) benefited from the bond issue program from among the PKN ORLEN Capital Group. The resulting indebtedness amounted to PLN 592,721, as at the end of 2006.

3.4.3 Financial instruments

Financial results of the companies belonging to the Capital Group may fluctuate due to changes of various market factors, in particular, product quotations, exchange rates and interest rates. The Parent Company manages the risk to which it is exposed, limits the fluctuation of future cash flow and controls potential economic loss resulting from changes of market factors. The policy and strategy of using derivatives is determined and monitored by the Management Board.

In January 2006, the Management Board of the Parent Company has approved the revised market risk management policy and set forth fixed parameters for the level of necessary hedging, its time span and financial instruments used. The policy adopted by the Parent Company provides for a hedging up to 50% of exposure to foreign currency rates fluctuations. Cross-currency interest rate swap and foreign currency forward contracts were the instruments most commonly used for the implementation of the said policy.

The sources of foreign exchange risk to which the Parent Company is exposed include: raw material purchase transactions, sale of refined and petrochemical products, property and capital investments index-linked to foreign currencies or denominated in other currencies then the functional currency of the Parent Company, as well as credits and loans drawn and cash held in foreign currencies.

In 2006, the portfolio of the Parent Company included cross currency interest rate swap (EUR/ PLN) instruments securing revenues from the sale of petrochemical products concluded in 2003, and thus the Company has significantly limited the fluctuations of the revenues from the sale of the above-mentioned group of products. The above-mentioned transactions were settled in 2006.

In accordance with the revised market risk management policy, the Parent Company has engaged in a systematic hedging of the net operational exposure in EUR and USD in 2006. The exposition referred to above are hedged by forward foreign currency contracts. In the event of the instruments contracted and settled within the same quarter the hedge accounting was not applied. However, hedge accounting was used in relation to the remaining group of instruments.

In September 2006, the Management Board of the Parent Company approved the revised policy on the interest rate risk management. The revised policy sets forth IaR parameters (Interest at Risk) and fixed-to-floating rate basis as tools for managing interest rate risk. Hedging of interest rate risk is based on the identification of cash flows exposed to interest rate fluctuations, resulting from the Company's current map of exposure to risk.

Hedging transactions are referred to in the financial statement on the side of financial assets or financial liabilities at fair value. As at 31 December 2006, fair value amounted to PLN 28.7 million, whereas the effective portion of the hedging is recorded at hedging reserve, and the non-effective portion of the hedging in the profit and loss account. Flows resulting from the settlement of instruments hedging net operational risk exposure EUR/PLN and USD/PLN in 2006 amounted to PLN 126.6 million.

In May and June 2006 PKN ORLEN S.A. concluded with connection with Yukos International UK B.V. and the Lithuanian Government the agreement on the acquisition of shares in the company AB Mazeikiu Nafta. As in majority the transaction was financed with credit facilities denominated in euro, since August 2006, the Company has been concluding forward contracts for the sale of EUR and purchase of USD necessary for the settlement of the transaction. In December the Company purchased arranged USD for PLN. Currency forward contracts were used to minimize the currency risk related to the above-mentioned transactions. Part of the instruments was extended in October with the positive result of PLN 52.8 million. Due to a decrease of USD exchange rate in November and December, the final settlement of the instruments resulted in a loss in the amount of PLN 156.9 million. Hedge accounting rules were not applied with respect to the above-mentioned group of instruments.

The executed hedging transactions are aimed at stabilizing financial results and minimizing market risks to which the

Company is exposed, and therefore do not bear the characteristics of speculative transactions and are not entered into with a view of making profit. The Parent Company values derivates at fair value with the use of financial instrument valuation models using the generally available data from active markets.

Risk management process is carried out based on implemented procedures and operation of the Risk Committee which monitors the Parent Company's exposure to risk, as well as the contents of the portfolio of hedge transactions.

The risk management process was carriied out also by Chemopetrol and Basell. Detaild list of transactions is disclosed in Note no. 27b to the consolidated financial statements for 2006.

3.5 INCOME STATEMENT

3.5.1 Revenues

In 2006, the PKN ORLEN S.A. Capital Group has generated total revenues (excluding excise tax) in the amount of PLN 52,867,189 thousand, which is by 28.4% more than in 2005. The increase of the value of sales within the Capital Group resulted from favorable macroeconomic conditions, including the increase of margins from quotations of gasoline, diesel oil and light heating oil, and including the companies from Unipetrol Capital Group in the consolidation; the latter have generated in 2006 by PLN 5,681,688 thousand (77.1%) more revenues from sale then in 2005. The share of the Parent Company in total revenues from sales of the Capital Group increased by 8.1 p.p. and reached the level of 63.4%. in 2006.

3.5.2 EBIT

Gross profit on sales of the PKN ORLEN Capital Group in 2006 amounted to PLN 6,995,459 thousand and was by 1.6% lower then profit on sales generated in 2005. Such dynamics of growth of the result was negatively affected by the result generated by the Parent Company, i.e. gross profit on sales was lower by 22.2% then in 2005. At the same time, higher gross profit on sales at Unipetrol a.s. (increase by PLN 633,547 thousand), Basell Orlen Polyolefins Sp. z o.o. (by PLN 126,794 thousand), Anwil S.A. (by PLN 92,310 thousand), ORLEN Deutschland AG (by PLN 61,764 thousand) and Rafineria Trzebinia S.A. (increase by 49,720 thousand) had a positive impact on the Group's result. In 2006, the biggest share in gross profit on sales, including sales to the related parties, apart from the Parent Company, was recorded by the following companies: Unipetrol a.s. Group (17.6%), Anwil S.A. (5.4%), ORLEN Deutschland AG (5.1%), and Basell Orlen Polyolefins Sp. z o.o. (2.4%). In 2006, the Parent Company achieved a 11.4% increase in the total volume of sales, as compared to the previous year, whereas total sales of the whole Capital Group increased by 20.4%.

In 2006, other operating profit dropped by PLN 1,717,335 thousand and other operating expenses increased by PLN 130,614 thousand. As regards the operating profit, it is due to the fact that the consolidated financial statements of the PKN ORLEN S.A. Capital Group for the first half of 2005 included the excess of the fair value of acquired net assets over the acquisition price in the amount of PLN 1,893,688 thousand. The increase of other operating expenses in 2006 was due to the valuation of Kaucuk at fair value in the amount of PLN 230.448 thousand, in connection with classifying Kaucuk as asset held for sale. Additionally, allowances for assets increased the value of other operating expenses by PLN 485.519 thousand compared to PLN 180.389 thousand in 2005. As a consequence of the above, the profit from operations (EBIT) in 2006 amounted to PLN 2,576,607 thousand as compared to PLN 4,947,620 thousand profit on operations recorded in 2005 (once the one-off event was removed, i.e. the excess of the fair value of acquired net assets over the acquisition price in the amount of PLN 1,893,688 thousand – PLN 3,053,932 thousand).

3.5.3 Net financial revenues and expenses

In 2006, loss on financial activity amounted to PLN 67,961 thousand, compared to profit of PLN 188,833 thousand generated by the Capital Group in 2005. Financial income in 2006 amounted to PLN 602,877 thousand, i.e. by 66,151 thousand less as compared with the corresponding period of 2005. The main factor that has influenced the decrease of the financial income was the unrealized discount calculated on the acquired liabilities of companies from Unipetrol a.s. Capital Group, which amounted to PLN 8,755 thousand, i.e. by 236,941 thousand less then in 2005. At the same time, the Capital Group recorded in 2006 an increase in financial expenses by PLN 190,643 thousand, compared to 2005, which was mainly due to the settlement of the hedging transaction in connection with the acquisition of shares in Mazeikiu Capital Group. The resulting amount recognized in financial expenses amounted to PLN 162,323 thousand.

3.5.4 Profit before tax, income tax expense and net result

On account of results generated in particular areas of operation, the PKN ORLEN S.A. Capital Group has generated profit before tax of PLN 2,729,347 thousand in 2006 (a decrease by 48.9% in comparison with 2005, but by 20.8% after removing the one-off event connected with the acquisition of Unipetrol a.s. in 2005).

In 2006, the Capital Group has generated net profit in the amount of PLN 2,060,198 thousand, which was lower by 55.6% compared with the result in of previous year, whereas net profit attributable to equity holders of the parent amounted to PLN 1,985,966 thousand..

3.6 BALANCE SHEET

As at 31 December 2006, total assets of the PKN ORLEN S.A. Capital Group amounted to PLN 45,419,084 thousand and increased by PLN 12,014,773 thousand, i.e. by 36.0%, in comparison to the figures recorded as at 31 December 2005. The above increase was due to the acquisition of Mazeikiu Group. Non-current assets increased in comparison with figures presented as at 31 December 2005 by PLN 6,775,266 thousand, i.e. by 32.4% and reached the amount of PLN 27,660,798 thousand, mainly due to an increase of property, plant and equipment by PLN 6,668,927 thousand as compared to 31 December 2005. The value of current assets as at the end of 2006 has increased to PLN 17,758,286 thousand from PLN 12,518,779 thousand as at 31 December 2005. The increase of current assets was caused mainly by the increase of inventories, trade and other receivables, as well as increase of cash and cash equivalents by PLN 1,285,619 thousand, PLN 1,516,034 thousand and PLN 1,224,517 thousand, respectively. The above-mentioned increases among others resulted from the Mazeikiu shares purchase. Additionally, the level of inventories was shaped by the following factors: greater amount of crude oil held in stock, greater quantities of finished goods and particularly, the increase of price per unit of crude oil and finished goods. The increase of the trade and other receivables results from the increase of finished goods prices and increased volume of sales. Working capital has decreased in 2006, compared with the end of 2005 (current assets – short-term liabilities) from PLN 3,981,310 thousand to PLN 2,879,908 thousand.

Total equity as at the end of 2006 amounted to PLN 21,582,563 thousand and increased by PLN 2,269,574 thousand (by 11.8%) in comparison with the figures recorded at the end of 2005, mainly as a result of increase of retained earnings by PLN 2,049,914 thousand and foreign exchange differences on subsidiaries from consolidation by PLN 178,017 thousand. Long-term liabilities amounted to PLN 8,958,143 thousand and have increased by PLN

3,404,290 thousand in relation to the end of 2005, mainly due to the increase of the value of interest-bearing loans and borrowings by the amount of PLN 2,805,215 thousand and deferred tax liabilities by PLN 745,602 thousand. Simultaneously, the level of long-term provisions has decreased by PLN 142,799 thousand, including the land reclamation provisions by PLN 141,207 thousand. The level of short-term liabilities has increased from PLN 8,537,469 thousand as at 31 December 2005 to the level of PLN 14,878,378 thousand as at 31 December 2006. As regards short-term liabilities, a significant increase of trade and other liabilities and accrued expenses was recorded, i.e. by PLN 1,537,345 thousand due to, among others, the increase of crude oil prices, however the most significant increase was due to the rise by PLN 3,167,093 thousand of interest bearing loans and borrowings. In addition, increase in liabilities due to other short-term financial liabilities by PLN 1,311,416 was recorded. Total indebtedness of the Group (credit facilities, loans and debt securities) reached the level of PLN 10,489,105 thousand as at 31 December 2006, which means an increase by PLN 5,972,308 thousand in comparison with the level of indebtedness as at the end of 2005.

3.7 CASH FLOW STATEMENT

3.7.1 Operating activities

In 2006, net cash flow from operating activities amounted to PLN 3,693,189 thousand and was higher by PLN 29,300 thousand, i.e. by 0.8%, than analogous cash flow recorded in 2005.

The most important factors which have influenced the level of cash flows from operating activities in 2006 included the following:

- net profit increasing the level of cash by PLN 2,060,198 thousand;
- depreciation and amortization at the level of PLN 2,108,127 thousand compared to PLN 1,779,944 thousand in 2005;
- increase in inventories by PLN 312,738 thousand compared to an increase by PLN 1,805,325 thousand in 2005;
- increase in trade and other liabilities and accrued expenses by PLN 657,719 thousand, compared to an increase of the same by PLN 1,335,831 thousand in 2005;
- increase in receivables by PLN 837,741 thousand compared to an increase by PLN 357,935 thousand in 2005;
- increase of other adjustments in 2006 by PLN 323,863 thousand, and decrease of that item in the previous year by (-) 2,196,107 thousand in connection with excluding from 2005 the excess of fair value of the net identifiable assets, liabilities and contingent liabilities over cost of Unipetrol a.s. in the amount of PLN (-) 1,893,688 thousand.

3.7.2 Investing activities

Net cash flow from investing activities in 2006 amounted to PLN (-) 6,746,198 thousand, i.e. by PLN 4,243,022 thousand more than in 2005. The level of cash flows from investing activities in 2006 was shaped by investment outlays connected with the acquisition of shares in Mazeiku in the amount of PLN 5,729,186 thousand, whereas in 2005 the expenditure for long-term financial investments amounted to PLN 1,582,169 thousand and referred to the acquisition of Unipetrol a.s. Capital Group. Acquisition of property, plant and equipment and intangible assets against the payment of PLN 1,924,642 thousand (compared to PLN 2,026,495 thousand in 2005) represented the second highest expenditure within the investing activities. The above net cash flow from investing activities was partially balanced by cash from the sale of short-term securities (PLN 436,882 thousand) and from interest and dividends received (PLN 538,215 thousand).

3.7.3 Financing activities

In 2006, the net cash flow from financing activities amounted to PLN 4,277,568 thousand, whereas in 2005 the same amounted to PLN (-) 764,433 thousand. This positive result from financing activities in 2006 was produced by cash inflow from long and short-term borrowings and loans in the amount of PLN 9,604,293 thousand. Simultaneously, the value of repaid loans and borrowings increased by PLN 2,828,073 thousand.

The above cash flows have resulted in the increase in cash and cash equivalents recorded as at 31 December 2006 in comparison with the cash and cash equivalents held as at the end of 2005 by PLN 1,224,517 thousand to the level of PLN 2,351,320 thousand.

3.8 EMPLOYMENT

The average employment within the PKN ORLEN S.A. Capital Group, (the Parent Company with consolidated subsidiaries and jointly-controlled entities) in 2006 amounted to 25,538 persons employed on the basis of employment contracts, compared to 21,175 persons employed in 2005. As at 31 December 2006, the employment within the Capital Group totaled to 24,113 employees, which means an increase by 3,308 employees, compared with the level recorded as at 31 December 2005.

3.9 BUSINESS SEGMENTS

3.9.1 Refining segment

Refining segment (in PLN thousand)	2006	2005	Change %
Sales to external customers	40,066,040	33,520,927	19.5
Transactions with other segments	12,664,027	8,243,623	53.6
Settlement of hedging transactions	21,100	-	-
Total sales revenues	52,751,167	41,764,550	26.3
Segment result	2,053,516	3,777,035	-45.6
EBITDA*	2,979,344	4,623,563	-35.6
Total costs incurred to acquire segment property, plant and equipment and intangible assets	1,165,156	995,443	17.0
Share of the segment in the results of the Capital Group	65.7%	67.7%	-3.0
Share of the segment in EBITDA of the Capital Group	56.9%	62.8%	-9.4
Return on sales	3.9%	9.0%	-56.7
Segment result/ segment assets employed	7.1%	22.4%	-68.3
Segment result/ segment equity engaged**	9.6%	33.0%	-70.9
Debt ratio (debts /assets)	25.3%	32.3%	-21.7
Asset turnover ratio	1.8	2.5	-28.0
CAPEX/EBITDA	39.1%	21.5%	81.9

*) segment results increased by depreciation
**) segment assets – segment liabilities

In 2006, the refining segment achieved sales revenues of PLN 52,751,167 thousand, which meant an increase by 26.3% in comparison with 2005. Sales to external customers increased by 19.5%, while the transactions with other segments increased by 53.6%.

Increase in sales revenues of the segment resulted mainly from positive trends of fuel price quotations and dynamic growth of the volume of sales in retail and wholesale transactions reaching 14.4% with a domestic fuel (gasoline, diesel oil and Ekoterm) consumption increase of 8.3%. In 2006, the highest increase in sales revenues was recorded on Diesel oil, i.e. an increase by 1,642 thousand tonnes (by 31.4%) which represents an increase of PLN 3,584,105 thousand and Eurosuper 95 gasoline, i.e. an increase by 343 thousand tonnes (9.5%) which represents an increase of PLN 1,841,375 thousand. The sales of asphalt and liquid gas have also increased in 2006 by 168 thousand tonnes (21.3%), i.e. in the amount of PLN 370,245 thousand, and by 59 thousand tonnes (16.1%), i.e. in the amount of PLN 218,394 thousand, respectively. Volume and value of Ekoterm sales have dropped by 14.3% in 2006 as compared to figures dating from 2005, i.e. 265 thousand tonnes against PLN 184,257 thousand. Sales revenues have increased as a result of activities directed at increasing sales and due to the fact of including the companies from the Unipetrol a.s. Group in the consolidation, which have generated the revenues recognized in this segment amounting to PLN 7,279, 982 thousand in 12 months of 2006 (compared with PLN 4,323,501 thousand in 7 months of 2005). In addition, growing domestic consumption of Diesel oil has influenced the growth in sales dynamics of that product.

In 2006, operating cost of this segment has increased by 30.9% due to a high level of crude oil prices (an increase by 19.4%).

In the Parent Company, the increase of the segment revenues was also due to higher (by 11%) revenues from retail sales in 2006 as compared to 2005. The main growth factor has been the network of CODO (Company owned, dealer operated) fuel stations. The sales to CODO stations have seen, for the first time since 2004, positive dynamics and reached an outstanding growth of 15%. Such a high level of sales was due to a full implementation of an ambitious investment program (including the introduction to the network of 48 new stations and total refurbishment of 76 stations) and increased effectiveness of the existing stations. In comparable conditions, related to sales analysis of the same products on the determined number of gasoline stations after elimination of investment activities, the sales on CODO stations grew by nearly 10%. Margin on the retail sales of fuels in 2006 amounted to PLN 1,095.4 million and was by PLN 160.9 million higher than the margin realized in 2005. Fuel margin have risen mainly owing to the sales of Diesel oil. Margin on the sales of non-fuel products and services increased in 2006 by 17.0% as compared to the prior year and reached the level of PLN 297 million. The growth of non-fuel margin in 2006 in comparison to figures recorded in 2005 resulted from the implementation of activities outlined in the retail sale strategy launched in 2005, which focuses on the optimization of merchandise categories within the existing trade conditions and selection of the range of products in accordance with the needs and expectations of clients. Active sales at fuel stations and implementation of an ambitious plan concerning the development of food corners and construction of car-wash sites are also of importance.

Drop in the URAL/Brent differential by 5.8% to the level of 3.91 USD/bbl has had a negative impact on the segment result. It caused a decrease in the profit from operations of the Parent Company by PLN 155 million (theoretical combined impact of differential and USD/PLN exchange rate). In addition, a decrease in margins on Diesel oil and Ekoterm have had a negative impact on the result of the segment and accounted for a decrease of EBIT of the Parent Company by PLN 85 million.

As a result of the aforementioned factors, the segment result for 2006 amounted to PLN 2,053,516 thousand, whereas in 2005 the result of the segment amounted to PLN 3,023,894 thousand (after eliminating the one-off event related with the acquisition of shares in Unipetrol a.s. in the amount of PLN 753,141 thousand). The Parent Company, Orlen Oil Sp. z o.o., Orlen Asfalt Sp. z o.o. and ORLEN Deutschland AG have had the most significant impact on the result of the segment as the said entities have jointly generated a total of PLN 2,191,234 thousand in 2006, as opposed to PLN 2,854,988 thousand in 2005. In 2006, the share of the segment in the results of the Capital Group dropped in 2006 to the level of 65.7%. from the level of 67.7% share achieved in 2005.

In 2006, the realization of OPTIMA program achieved savings for this segment in the amount of PLN 105.3. The cost incurred to acquire segment property, plant and equipment and intangible assets has risen by PLN 169,713 thousand in comparison with 2005.

3.9.2 Petrochemical segment

Petrochemical segment (in PLN thousand)	2006	2005	Change%
Sales to external customers	9,354,088	5,003,059	87.0
Transactions with other segments	4,383,203	2,084,567	110.3
Settlement of hedging transactions	106,678	103,740	2.8
Total sales revenues	13,843,969	7,191,366	92.5
Segment result	841,795	1,643,430	-48.8
EBITDA*	1,599,342	2,130,290	-24.9
Total costs incurred to acquire segment property, plant and equipment and intangible assets	320,223	386,544	-17.2
Share of the segment in the results of the Capital Group	26.9%	29.5%	-8.8
Share of the segment in EBITDA of the Capital Group	30.6%	29.0%	5.5
Return on sales	6.1%	22.9%	-73.4
Segment result/ segment assets employed	10.3%	17.3%	-40.5
Segment result/ segment equity engaged**	11.5%	19.0%	-39.5
Debt ratio (debts /assets)	10.3%	8.8%	17.0
Asset turnover ratio	1.7	0.8	112.5
CAPEX/EBITDA	20.0%	18.1%	10.5

*) segment results increased by depreciation
**) segment assets – segment liabilities

From 2006, the previously presented chemical segment was divided into two areas of operation: petrochemical and chemical. The activity of PKN ORLEN S.A., Etylobenzen Sp. z o.o., Chemopetrol a.s., Kaucuk a.s. and Unipetrol Trade a.s., petrochemical activities of ORLEN PetroZachód sp. z o.o. and Basell Orlen Polyolefins sp. z o.o. were accounted for the newly separated petrochemical segment.

In 2006, the petrochemical segment has generated sales revenues in the amount of PLN 13,843,969 thousand, which means an increase by 92.5% in comparison to 2005. Sales to external customers increased by 87.0%, while the value of transactions with other segments increased by 110.3%. Volume of sales of petrochemical products in 2006 increased by 58.0%, as compared to the previous year and amounted to PLN 3,037,317 tonnes. An increase of the volume of sale of main petrochemical products was recorded, including polyethylene by 103.7%, polypropylene by 97.6%, ethylene by 95.0% and propylene by 54.2%, resulting from the increased production capacities of Olefins II installation.

The increase of the value and volume of sales results from, *inter alia*, including in the consolidation the companies from the Czech Unipetrol a.s. Capital Group, which produced in 12 months of 2006 revenues on sales within this segment in the amount of PLN 5,184,263 thousand, compared to PLN 2,985,605 thousand in 7 months of 2005.

In 2006, the segment result amounted to PLN 841,795 thousand, whereas in 2005 it has reached the level of PLN 709,318 thousand (after elimination of the excess of the fair value of acquired net assets over cost amounting to PLN 934,112 thousand). The above segment result is mostly due to the Parent Company, Basell Orlen Polyolefins sp. z o.o., and companies from the Unipetrol a.s Group, which have generated in 2006 a total profit on operations of PLN 847,320 thousand. Significant result on operations of this segment is a consequence of increased volume of sales and continuation of positive economic situation on the market of petrochemical products. However, the result of Unipetrol Group as well as the entire segment was adversely influenced by revaluation to fair value less liabilities and costs to sell of Kaucuk a.s. in the amount of PLN (-)230 million.

The implementation of OPTIMA Program produced in 2006 savings for this segment in the amount of PLN 1.2 million.

The decrease of cost incurred in connection with the acquisition of segment property, plant, equipment and intangible assets by 66,321 thousand in 2006 resulted from investment activities for Olefin II and Basell Orlen Polyolefins Sp. z o.o. in 2005.

3.9.3 Chemical segment

Chemical segment (in PLN thousand)	2006	2005	Change %
Sales to external customers	2,381,069	1,747,013	36.3
Transactions with other segments	84,764	138,424	-38.8
Total sales revenues	2,465,833	1,885,437	30.8
Segment result	223,970	285,633	-21.6
EBITDA*	407,105	481,908	-15.5
Total costs incurred to acquire segment property, plant and equipment and intangible assets	174,338	294,766	-40.9
Share of the segment in the results of the Capital Group	7.2%	5.1%	41.2
Share of the segment in EBITDA of the Capital Group	7.8%	6.6%	18.2
Return on sales	9.1%	15.1%	-39.7
Segment result/ segment assets employed	9.1%	12.2%	-25.4
Segment result/ segment equity engaged**	10.9%	14.7%	-25.9
Debt ratio (debts /assets)	16.5%	17.3%	-4.6
Asset turnover ratio	1.0	0.8	25.0
CAPEX/EBITDA	42.8%	61.2%	-30.1

*) segment results increased by depreciation
**) segment assets – segment liabilities

From 2006, the previously presented chemical segment was divided into two areas of operation: petrochemical and chemical. The activity of Zakłady Azotowe Anwil S.A., Spolana a.s. and ORLEN PetroProfit Sp. z o.o. were accounted for the newly separated petrochemical segment. In the fourth quarter of 2006, an agreement for the purchase of shares in Spolana a.s. by Zakłady Azotowe Anwil S.A. from Unipetrol a.s. representing 81.8% of the share capital of Spolana a.s. The total purchase price amounted to approx. PLN 88 million and was paid for in cash by ANWIL from its own resources.

In 2006, the chemical segment has reached higher revenues from sales by the amount of PLN 580,396 thousand, which means an increase of 30.8% in comparison with the 12 months of 2005. An increase in the volume of sales of main petrochemical products was recorded, including polyvinyl chloride (PVC) by 33.1%, soda lye by 88.3%

and PVC granulate by 30.7%. Year 2006 was marked with good economic trends on the market of nitrate fertilizers due to the transfer of funds for farmers originating from, *inter alia*, draught loans. By the end of 2006, a potential increase in prices of natural gas (i.e. principal raw material used for the production of fertilizers) from January 2007 which will shape the price of nitric products had a significant impact on sales of fertilizers (building up of stock). Continuation of a relatively high demand for polyvinyl chloride and granulates resulted from good economic situation on the market of investment goods and construction and favorable atmospheric conditions for carrying out construction works (prolonged construction season). Additionally, increased export sales of granualtes to the Ukraine, Russia and Belarus are conditioned by a growing demand within those markets and continuous deficit of PVC at the Russian market. Positive sales trends as regards the above products have had positive impact on the result of Anwil S.A. – its profit on operations increased in 2006 by PLN 88 million to the level of PLN 239 million as compared with figures recorded in 2005. Unipetrol a.s. incurred loss from operations within chemical segment in the amount of PLN 18 million, compared to PLN (-) 25 million in 2006.

Due to the factors referred to above, the segment result in 2006 amounted to PLN 223,970 thousand, whereas in 2005 it reached the level of 148,878 thousand (after the one-off event relating to the acquisition of Unipetrol a.s. in the amount of PLN 136,755 thousand was eliminated). In 2006, a decrease in outlays for property, plant, equipment and intangible assets of PLN 120,428 thousand was recorded in comparison with figures from 2005. The implementation of OPTIMA Program produced savings of PLN 53.1 million for this segment in 2006.

3.9.4 Other operations

Other operations (in PLN thousand)	2006	2005	Change %
Sales to external customers	938,214	813,528	15.3
Transactions with other segments	1,059,936	876,569	20.9
Total sales revenues	1,998,150	1,690,097	18.2
Segment result	7,943	152,576	-94.8
EBITDA*	220,462	369,212	-40.3
Total costs incurred to acquire segment property, plant and equipment and intangible assets	218,363	158,726	37.6
Share of the segment in the results of the Capital Group	0.3%	2.7%	-88.9
Share of the segment in EBITDA of the Capital Group	4.2%	5.0%	-16.0
Return on sales	0.4%	9.0%	-95.6
Segment result/ segment assets employed	0.2%	4.1%	-95.1
Segment result/ segment equity engaged**	0.2%	5.8%	-96.6
Debt ratio (debts /assets)	17.2%	29.1%	-40.9
Asset turnover ratio	0.4	0.5	20.0
CAPEX/EBITDA	99.0%	43.0%	130.2

*) segment results increased by depreciation
**) segment assets – segment liabilities

In 2006, profit on other operations amounted to PLN 7,943 thousand, in comparison with loss from operations in the amount of PLN (-) 97,137 thousand reached in 2005 (after elimination of the excess of the fair value of acquired net assets over cost in the amount of PLN 249,713 thousand). PKN ORLEN S.A. recorded the highest increase in profit on other operations, i.e. its profit raised by PLN 165,562 thousand in 2006 in comparison with the figures recorded in 2005. Selected area of activity of Unipetrol Group accounted for in this segment, generated a loss of PLN 72,666 thousand in 2006.

The realization of OPTIMA Program produced savings for this segment in the amount of PLN 60.1 million in 2006.

In 2006, an increase by PLN 59,637 thousand of cost incurred to acquire segment property, plant, equipment and intangible assets was recorded in comparison with figures dating from 2005.

3.10 PUBLICATION OF FINANCIAL RESULT FORECAST

The PKN ORLEN S.A. Capital Group did not publish any forecasts of financial result concerning 2006.

IV. MAJOR ACHIEVEMENTS IN RESEARCH AND TECHNOLOGICAL DEVELOPMENT OF THE CAPITAL GROUP

In 2006, the Parent Company carried out a number of studies relating to the development of new product technologies, improvement of the quality of products manufactured, and reduction of production impact on environment. The Parent Company does not carry out any R&D activities on its own; those are subcontracted to external institutions, such as research centers and institutes, universities and polytechnics, and business entities carrying out R&D activity.

The most important studies and developments at the Parent Company within the scope of R&D in 2006 include as follows:

- „Development of a technology for the production of heavy heating oil with low sulpur content in consideration of the new technological conditions of PKN ORLEN S.A." performed by the Institute of Petroleum Processing in Kraków.
- "Examination of microbiological purity of light heating oil and Diesel oil kept in tanks within Płock refinery and within the distribution system of PKN ORLEN S.A." carried out by the Institute of Petroleum Processing in Kraków.
- "Modification of the Unit for Treating and Neutralizing of Used Lye and suggesting other possible measures and solutions for recycling the product of used lye". Study performed by The Institute of Chemistry at the Warsaw University of Technology in Płock.
- "Comparative study of four types of diesel oil with respect to emission of harmful fume compounds, fuel consumption and characteristic parameters of engine operation" carried out by the Automotive Research and Development Center "BOSMAL" Bielsko – Biała.
- "Evaluation of selected features of Diesel oil containing 5% (V/V) FAME, methyl esters of fatty acids, produced in PKN ORLEN S.A." performed by the Institute of Petroleum Processing in Kraków.
- "Comprehensive analysis of REBCO crude oil" carried out by the Institute of Petroleum Processing in Kraków.
- "Increasing the reserve of Ekodiesel oil and/ or Ekoterm heating oil by changing the manner of recycling of post-pyrolysis oil fraction," carried out by the R&D Centre for Refinery Industry in Płock.
- "Modification of 1-E-10 air capacitor at Hydrocracking installation in order to protect it against freezing of condensate water in the pipes" carried out by the Warsaw University of Technology; Civil Engineering, Mechanics and Petrochemistry Faculty; Civil Engineering Institute.
- "Development of a system protecting the soil against penetration of oil products and detecting leakage in warehousing tanks with single bottom and without leak-proof foundations" carried out by the Warsaw Institute Technology, Faculty of Materials Science and Engineering in Warsaw.
- „Evaluation of the risk concerning the presence of pyrophoric substances in PKN ORLEN S.A., including an inventory of required preventive measures" carried out by The Main School of Fire Science in Warsaw.

Strategic Capital Group companies have undertaken the following actions with respect to research and technological development:

- **Rafineria Trzebinia S.A.**

- Operational analysis of fuels containing ester components, including methyl esters;
- Evaluation of the production technology and application of biofuels produced by Rafineria Trzebinia S.A. within a pilot supervised program
- Potential uses of distilled glycerin

In cooperation with ORLEN OIL Sp. z o.o., as the licensee, licence agreements were executed with respect to :

- production of cyliner oil;
- production of oil for four-stroke mowing machines;
- production of compressor oil;
- production of low solidification oil for machines;
- production of oil, in particular for lubricating chainsaws

Licence agreement was executed with ORLEN Asfalt Sp. z o. for using the technology for the production of an agent for the maintenence of chasis of motor cars.

In 2006, a product named ON BIO 10 was granted an awarded at the IV International Show of Local Commuters Transport *Transexpo* in Kielce.

- **Rafineria Nafty Jedlicze S.A.**

- completion of research on the improvement of characteristics of base oil obtained from used oil in the DOP -- HOP process; the research has led to the development of a technological solution allowing obtaing group I base oil through a new system of catalyst;
- introduction into use within Rafineria Nafty Jedlicze S.A. of new improvers, as used within the PKN ORLEN Capital Group;
- continuation of activities aiming at the modernisation of the facility for empting used oil, which will make their segregation possible; the above is of significant importance for the quality of hydroraffinate and permits changes to the management of the worst quality waste oils;
- preparing an analysis of a potential use of various feedstock formulations at the instalation for the production of solvents.

- **Anwil capital group**

Under the performed R&D studies the following activities were undertaken:

- the modernized Chlorine and Sodium Wax Production Plant was delivered, it manufactures goods under the state of the art technology of membrane electrolysis. The realization of this investment will produce the following effects:
    - the highest world-level of product quality;

- increasing the production capacity of chlorine up to 195 thousand tonnes/ year;
- increasing the production capacity of Sodium Wax up to 217 thousand tonnes/ year;
- improvement of work safety standards;
- application of the best available techniques compliant with EU Directives in the scope of production;
- elimination of asbestos from the production (under the EU Directive - until 2010);
- significant savings on the use of the most expensive raw materials in the process of chlorine production, including electric energy and heating.

– completion of the construction of CANWIL warehouse (nitro-chalk) and delivery of the warehouse for tests. The warehouse is adapted to store unpacked, loose fertilizers of a total capacity of 25 thousand tonnes. The warehouse has been in regular use from January 2007 after all official delivery-acceptance documents are obtained.

– opening in December of the production line for three-ply polyethylene sheeting purchased from a German company Windmöller and Hölscher. Up until present, the line has been operation without disturbance at its full capacity of 250 kg/h. The above investment brought the following effects:

- better strenght, i.e. owing to an excellent thickness tolerance, it is possible to diminish the thickness of the sheeting by 10 µm;
- commercial, i.e. - zainteresowanie użyciem folii trójwarstwowej wykazuje Basell Orlen Polyolefins has shown interest in using a three-ply sheeting (a sample sheeting was send to Germany for tests);
- cost-effective, i.e. savings o 7% achieved on the raw material through diminished thickness and potential further decrease of production cost by approx. 17% through the adaptation of the Saltpetre Packing Unit for this king of bags);
- in the nearest future, it is expected that a U/N certificated will be granted by COBRO, which will premit the production of foil sleeve for packing caustic soda.

- **ORLEN Oil Sp. z o.o.**

The following actions were performed with regard to research and development:

– continuation of research within the group of oils for automobile industry in order to introduce to the sales offer a group of products that satisfy the newest quality norms *ACEA 2004* and requirements of leading motorcar producers, in connection with the introduction of restricted limits on the emission of exhaust gas *Euro4*;
– introduction into trading of the following new products: Platinum MaxEnergy Euro4 5W/30, Platinum Synthetic V 5W/40, Platinum Synthetic F 5W/30. For two types of engine oils to be used for lubricating heavy Diesel engines from Platinum Ultor group, i.e. Platinum Ultor Extreme 10W/40 and Platinum Ultor Plus 15W/40 the compliance with the newest ACEA E7-04 specifications was confirmed, and therefore the said oils can be used with certain types of engines fulfilling the requirements of Euro4 standards.;
– extending the company's agriculture offer by special dedicated oils for the customers from that area, i.e. hydraulic oils and gear oils for agricultural machines and equipment;
– enhancing the quality class of Platinum Gas Synthetic 5W/40 engine oil from API SL to API SM;
– introduction into the offer of AdBlue agent, used in vehicles with SCR systems;
– standardizing and harmonizing the range of improvements for the production of lubricating oil (with no approvals on the side of the manufacturers);

- introduction of the following products within the industrial products group: synthetic concentrates for metal machining, high-oil content concentrate for metal machining, antiadhesion lubricant, machine oil, heating oil, slack wax D and oil for aluminium cold rolling.
- the offer of car-care cosmetics and chemicals was enlarged by new products from Platinum Impact group

- **Inowrocławski Kopalnie Soli „SOLINO" S.A.**

- assuring long-term strategy of the company for warehousing and production of industrial brine – the analyses carried out in the past years proved it necessary to develop investment process aiming at taking up a new salt deposit, constructing lye unit and at the same time, a warehouse dedicated for stocking reactive gases (ethylene prophylene), liquid hydrocarbons in a form of finished goods or semi-products, natural gas or liquified gases (LPG);
- geological surveying of Mogilno I feedstock for planning location of other exploitation holes – in accordance with current market analyses with respect to the brine demand and evaluation of production capacities of Mogilno Mine, in order to maintain the current level of brine production it will be necessary to bore out 10 to 15 new holes and extend the infrastructure of the surface mine by leaching plant in the perspective of 15-16 years.

- **ORLEN Projekt S.A.**

Quality Management System under ISO 9001 and NATO specified in AQAP 2110 was updated and the relevant certificates were issued for those systems by BVQI and NATO within the undertaken research and development activities.

- **ORLEN Laboratorium Sp. z o.o.**

A new commercial brand named "BAQ" was developed within the engaged research and development activities. At present, further activities are being carried out in order to introduce the new brand for the purposes of fuel quality monitoring.

V. DESCRIPTION OF FACTORS CRUCIAL FOR THE DEVELOPMENT OF THE CAPITAL GROUP

The most important factors that have conditioned the development of the PKN ORLEN S.A. Capital Group in the course of 2006 include:

- **Revised development strategy of PKN ORLEN S.A.**

In January 2006, the Parent Company has revised the strategy for the years 2006 - 2009 which maintains the objective of activities aiming at improving the efficiency, however, with a special emphasis on the enhancement of the core business on domestic markets and monitoring of development opportunities on new markets, including the area of mergers and acquisitions in the following years.
The most important assumptions of the revised development strategy of PKN ORLEN S.A. include as follows:

1. Financial goals to be reached in 2009, provided the level of macro-economic conditions recorded in 2004:

• EBITDA	PLN 10 billion
• annual average CAPEX rate in the amount of	PLN 3.4 billion
• ROACE ratio forecast at a minimum level of	18.5%
• financial gearing at the approx. level of	30-40%

2. Establishment, in April 2006, of ORLEN Upstream Sp. z o.o., whose main activities are analysis of acquisition possibilities of crude oil reserves. As a result, it will be possible for the Company to mark a significant increase of the market value and improve its advantageous market position. The strategy of mining segment development has been divided into two stages: 1st stage until 2009 and the 2nd stage until 2015. The required capital expenditures have been estimated at an annual amount of USD 130 million in the period from 2007 to 2009, and an annual amount of USD 438 million in the subsequent five-year period.

3. The rate of dividend to be paid is conditioned on the engagement in mergers and acquisitions and maintenance of the most advantageous capital structure characterized with the indebtedness on the level not exceeding ratios debts net/EBITA of 1.5 – 2.0 and debts net/Equity of 30%. The implementation of this guideline is planned for the year 2007, in order to cover the dividend to be paid for 2006. The objective of the Parent Company is to pay to the benefit of the shareholders a dividend at a level not lower then 50% of the volume of free cash flow to equity (FCFE). However, in a situation of considerable acquisitions, the Company will rather strive to return to safe levels of indebtedness, which according to FCFE approach, may result in a limited payment of dividend. On the other hand, in the event of sale of Polkomtel S.A., provided there will be no other long-term liabilities, the Parent Company plans to create a special Dividend Fund for higher dividend payments in the future.

- **Acquisition of Mazeiku Refinery**

The takeover of Mazeiku Refinery has strengthened and diversified the position of the Parent Company in Central and Eastern Europe, especially on the Polish, Czech and German markets and permitted the expansion over new markets such as: Lithuania, Latvia and Estonia. The enlarged PKN ORLEN Capital Group became a leader in the Central Europe as regards the volume of crude oil throughput, exceeding capital groups OMV and MOL in that respect. It has also become a leader for the number of possessed gasoline stations - 2,732 gasoline stations. The primary objective to be pursued in the nearest future is the restoration of production capacities at the Lithuanian refinery and assuring uninterrupted supplies of the raw material. After the breakdown of the Druzhba (Friendship) pipeline in July and fire at Mazeiku in October 2006, the two above-mentioned issues constitute top priority for an efficient operation of the Lithuanian company. Full integration of the two companies constitutes a complex process, to be spread over a period of two – three years.

- **Development of Retail Sales**

In March 2005, the Parent Company has announced "Retail Sales Development Plan for Poland 2005-2009" which assumes at least 30% share in the Polish fuel market. The Development Plan is founded on the basis of three key elements:

- strengthening of the market position in Poland;
- increasing operational effectiveness and
- establishing an efficient organization.

In 2006, the downward trend in sale of fuels at ORLEN–owned stations got reversed which is confirmed in a 15 percent increase in volume of sales in comparison with figure recorded in 2005. The market position is gradually being strengthened due to the development of the stations' network. By the end of 2006, the network consisted of 176 BLISKA economy stations and 726 ORLEN premium stations (CODO stations and DOFO stations). Moreover, good results in retail sales were possible thanks to the implementation of the new strategy within FLOTA programme, where an offer Twój Lokalny Rabat (Your Local Discount) was introduced and two new products for the Truck Fleet segment were tried: Twoja Lokalna Stacja (*Your Local Station)* and Złoty Szlak (*Golden Trail*). The implementation of CRT (Commercial Road Transport) is under process. The above-mentioned activities have already produced effects in 2006, i.e. 40% increase in the volume generated under FLOTA program. In 2006, new solutions were developed under the non-fuel offer. At present, a new formula for category-management is being prepared, new shop visualization developed and new offer of bistro bars planned. In 2006, the Company carried out several image-oriented advertising campaigns and marketing actions supportive of the realization of the sales target.

In 2006, the competitiveness of the gasoline stations' network owned by the Parent Company has significantly risen. It is confirmed by a high ratio of sales dynamics, as regards fuels and non-fuel products, and a significantly higher then dynamics of general sales and sales per individual station then recorded at competitive stations. The increase of effectiveness was possible thanks to the continuous construction and modernization of stations in accordance with offer segmentation, conclusion of 193 franchise contracts and purchase of the takeover process of 59 gasoline stations from RMO (Regional Market Operations). In 2006, pilot implementation of an application for optimizing sales forecast and retail price management took place. Owing to many changes aiming at improving the effectiveness of VITAY program consisting in the introduction of a new formula for premium points calculation, a significant decrease of costs was recorded.

In 2006, the area of non-fuel goods and services management was reorganized. Concentration of the merchandise purchase order process administration and ensuring a central function of an expert support with respect to merchandising and category management resulted with the improvement in activities and in the effectiveness of the decision-making process made at the level of shop. It was possible to build up an effective organization owing to the completion of the centralization process with respect to managerial areas and functions, reduction of employment and implementation of the „Segment Management" approach for optimizing the cooperation within the Capital Group. At present, efforts are made in order to speed up the processes and making the procedures with the Parent Company simpler.

The most important activities still to be undertaken in order to achieve the targets referred to in the 2006-2009 strategy include as follows:

- introduction of the new shop and bistro-bar concept;
- implementation of management by category system;
- implementation of new product offers and prices for fleet customers;
- polarization of fuel prices at ORLEN and BLISKA stations;
- further investments within the area of stations;
- further growth of the number of franchise stations;
- further increase in profitability of CODO stations;
- further development of VITAY program (introduction of the new strategy);
- implementation of the Retail Sale platform;
- optimization of the segment management.

Under the strategy plan, the Parent Company intends to hold about 900 stations in premium standard (ORLEN) and approx. 1000 stations run under Bliska Brand by the end of 2009. Both brands are also offered to private gas stations under franchise agreements.

- **Restructuring of wholesale trade and sales**

In August 2006, the Parent Company has launched restructuring process with respect to wholesale trade structures. The aim of the process was to increase sales results and to create a coherent policy in wholesale trade structures within the whole PKN ORLEN Capital Group. Development of a modern, market-oriented wholesale management structure will increase the market value and improve market positioning of the Parent Company. Therefore, it was necessary to destroy the old and build a new wholesale trade structure and restructure the Company's sales teams. Consequently, changes were introduced to Non-fuel Products and Category Management Office, Retail Sale Investment Office, Fleet Card Unit and Team for the Cooperation with Franchise Stations and Patron Stations. Within the first Office, three Regional Offices got closed and their functions were transferred to Płock. The change aimed at concentrating the function of commodities purchase administration, centralization of merchandising, and shop sales and services management and shortening of the decision-making process.

Changes introduced within the sales area in 2006 covered also reorganization of the Marketing Office. It resulted from the necessity of adapting the organization of the Marketing Office to the realization of tasks for retail and wholesale areas and to oversee the marketing policy within the companies belonging to the Capital Group. The objective was to centralize the planning function and management accounting, as well as analyses for the whole Sales Department,

including the consolidation of analytical data, managerial information, key effectiveness ratio, and centralization of reporting functions for state entities.
Within the Purchase Department, an internal reorganization took place of the Support Team for Accounting Processes and General Purchase Office. In case of the Support Team for Accounting Processes the aim was to eradicate the functions which were not related with the invoicing process and thus, avoiding a risk that tasks be doubled with other organizational entities. In case of the General Purchase Office, the aim of the reorganization was to shift the support function to ORLEN Administracja Sp. z o.o.

From the beginning of November 2006, after several months of preparatory works, the operation of five new ORLEN Wholesale Trade Offices were launched. The headquarters of the new wholesale centers are in Płock, Poznań, Trzebinia, Lublin and Gdańsk. The reduction of the number of regions from 11 to 5 made the management more efficient and reduced the operation costs. It has also made commercial activities between the regions and RMOs more coherent, through concurrent location of both commercial structures within new regions.

The implemented structure reacts more efficiently to the market needs, facilitates new customer-soliciting process and improves the standard of services offered. New structures will allow for more efficient competing with other fuel producers. "West" Region will compete with German refineries, "North" with the refinery in Gdańsk, "East" with Byelorussian refineries and South with the Slovak Slovnaft. In the Central Region, considering the location of our refinery and excellent logistics, i.e. warehousing bases, the Parent Company will hold the most competitive position. Moreover, five macro regions present a better opportunity for cooperation with five Regional Market Operators. Clear task and competence allocation will allow for a better use of the commercial potential within a given region, eliminate internal competition and improve the flow of information between the two centers.

- **SAP Oil&Gas central operational system**

A central operational system SAP Oil&Gas is a special solution dedicated for fuel industry. It extends the possibilities of SAP R/3 system that has been operating at the Parent Company from 1996. The new system covers both the existing users of SAP system and employees using the forwarding and recording systems. Using an industry-dedicated solution within logistics allows a better use of stock or sealing the logistic chain. Moreover, it gives a possibility to integrate forwarding systems at bases with the central system and provides detailed data on the performance of logistics and sales. The new version introduced a significant improvement into the operation of the fuel wholesale sales process. Moreover, SAP Oil&Gas supports sales and optimizes telesales processes. At the same time, the project will allow a better control over excise duty securities and made price-management processes more flexible. The implementation of the full system functionality of SAP Oil&Gas system will assure automatic calculation of excise duty tax on the basis of product material movements and entries of excise duty documents recorded in accounting books, as well as in the excise duty register. The new application operates within processes specific for the branch of industry, i.e. computation between measurement units for fuel and non-fuel products, parallel register of operations in different units, e.g. mass and volume, excise duty tax calculation, tracking documents and reports. Preparation and implementation of new functionality developments is carried out at the following two stages: a major part of applications was launched at the beginning of 2007 and the remaining parts are to be launched in the first half of 2007. The implementation of SAP Oil&Gas becomes a part of organizational adjustments carried out at the Parent

Company and harmonizes with other IT projects being implemented at the Company, i.e. comprehensive margin optimization.

- **Implementation of segment management**

On 18 November 2005, the Management Board of the PKN ORLEN S.A. has approved the New Organizational Rules and Regulations, which authorize the implementation of segment management system as of 1 January 2006. It is a model organization structure of a Capital Group composed of many entities that assures an appropriate coordination of both business area and support function within very large structures.

Segment management covers such areas as:

- exercising coherent strategy and investment coordination within the Parent Company;
- harmonized planning and controlling;
- integrated operational management, including maintaining harmonized standards within the whole Parent Company and obtaining synergy by setting of coherent goals and effectiveness parameters (Key performance Indicators);
- *coordination of support function, i.e. purchases, logistics, finance management, PR and marketing policy, HR* management systems and organization.

Under the adopted model of segment management, the following six business segments were determined: Refinery, Oils, Wholesale Trade, Retail Trade, Petrochemical and Chemical with assigned companies from the PKN ORLEN Capital Group. The above-mentioned segments are supervised within the Parent Company by specific Executive Director, directly subordinate to a Member of the Management Board.

Moreover, areas of support activities were determined. The latter support the areas of the Company's operating activity.

In 2006, works aiming at incorporating companies belonging to the Unipetrol Capital Group to the segment management as of the beginning of 2007 have been intensified. At the same time, in accordance with the assumptions of another big foreign investment of the Parent Company, i.e. the acquisition of AB Mazeikiu Nafta in 2006, the integration process with the Lithuanian company has already been carried out in line the segment management model.

- **OPTIMA operating costs reduction program**

OPTIMA, the program for improving the effectiveness of operating costs and optimization of investment outlays replaced the previous Complex Operating Cost-Cutting Program (the "COCCP) that had been operating in years 2004-2005. In comparison to the COCCP, OPTIMA is to embrace more operating areas in PKN ORLEN S.A. and it was also introduced in particular companies of the Capital Group.

Within 12 months of 2006, OPTIMA generated PLN 299 million savings within the area of operating costs. It constitutes 120% of the target for 2006, which was set at the level of PLN 250 million. The surplus achieved over the targeted savings, i.e. PLN 49 million, was generated on account of production, logistics and subsidiaries flows, where the effects obtained proved to be higher then the goals set. In the second main area of application of OPTIMA program, i.e. optimization of investment outlays, PLN 211 million savings were achieved, including PLN 20 million savings on the reduction of investment purchases, provided the yearly target of PLN 210 million, i.e. 100% realization of the yearly target. The results obtained refer mainly to the investments planned and in progress at the Parent Company, although investments carried out within the Capital Group were also covered by the optimization process.
Analysis of the results obtained from particular projects carried out under OPTIMA program shows the following areas where savings were achieved: subsidiaries, retail sales, production and purchases. PLN 86 million savings were achieved in subsidiaries flow, PLN 80 million in retail sales, PLN 46 million in production and PLN 70 million in purchases (PLN 50 million on operating costs and PLN 20 on investment outlays).

- **BONUS project**

In April 2005, BONUS project was launched. Its main objective was to reduce considerably the costs related to external purchases and to improve the whole purchase process. Within the duration of the project, a completely new purchase order procedure was introduced. It describes the process from the moment a demand is registered, through the selection of a supplier, conclusion of a contract and to the placing of an order and realization of delivery. Simultaneously, more then ten purchase functions previously divided between various organizational units were centralized. An appreciative value of savings in the amount of PLN 210 million was recorded under the project in purchase area within the PKN ORLEN Capital Group. All ideas and prospectives were approved by a special team, composed of representatives from the finance area and Cost Management Unit of the Parent Company. Due to the fact that the results of this project operation flow within OPTMIA program, it is necessary to closely supervise and monitor the resulting savings originating from BONUS project. BONUS project reported to OPTIMA within the Purchases flow for 2006 savings in the amount of:

- PLN 50 million on operating costs;
- PLN 20 million on investment outlays.

- **Integration with Unipetrol**

The developments connected with the Partnership Program, which resulted in a mutual transfer of knowledge, were continued in 2006. As a result of teamwork, specific projects were implemented both within Czech companies and in the Production Unit in Płock. Owing to the Partnership Program, the intended target of all assumed savings was achieved. In 2006, business and Management segmentation project based on the "New Corporate Governance" was approved. It made the simplification of the Management model, unification of the Parent Company and Unipetrol structures and standardization of processes, as well as harmonization of business flows possible. The establishment of the Shared Service Centre allowed for standardizing business processes in connection with the provision of bookkeeping services, payroll calculations, IT support and purchases for the benefit of companies belonging to the Unipetrol Capital Group. In October 2006, a strategy for the years 2006 to 2009 for Benzina retail sales network was announced and Benzina Plus premium brand was introduced. Achieving total harmonization will be based on the segment Management, which was introduced on 1 January 2007.

- **Logistics development plan for the years 2006 -2009**

In May 2006, the Management Board has presented and the Supervisory Board has accepted the *Logistics Development Plan for the years 2006–2009*. The document complies with the general strategy adopted by the Company, in particular, with the retail sale and wholesale strategy. The superior objective of the logistics relies on the operational handling of fuel sales and optimization of costs of product delivery to the Capital Group's clients, given the fact that the Company goes international (Unipetrol, Orlen Deutschland and other capital investments abroad).

The most important elements of the *Logistics development plan for the years 2006-2009*, include:

- strengthening of the market advantage in the wholesale and retail sale through the development and modernization of the logistic infrastructure and significant improvement of productivity and "tightness" of the logistic system;
- in rail transport – development of forwarding system organized by the Parent Company in order to achieve the share of 40% in the total of rail transport as at 2009;
- restructuring of transportation companies in order to improve the efficiency of road transportation of fuels and allowing the Parent Company to influence an efficient operation of this market through its own companies;
- increasing the possibility of warehousing of crude oil and fuels at salt mine cavities for the purposes of the Parent Company and making the reserves available to external operators in order to generate additional revenues; carrying out analysis of the functionality and usefulness of the enlargement of the cavities for warehousing other products;
- further investments in pipelines for transporting product, in particular, the pipeline connecting Ostrów Wielkopolski with Wrocław.

In August 2006, the "Model of Transportation Companies from the PKN ORLEN S.A. Capital Group" was approved. Under the adopted restructuring model, seven companies will undergo consolidation and one transportation company will be established by the end of 2007 to operate within the whole PKN ORLEN S.A. Capital Group.

The advantages of the adopted solution include:

- maintenance of rates at the present level;
- great potential to lower the costs as a result of minimization of duplicative activities;
- possibility to maintain current level of deliveries' security and standard of services;
- simplified organizational structure.

- **Investment program at the Parent Company**

The development plan for the Rafinery of the Parent Company for years 2005-2010 provides for the implementation of the following investments of key importance for the development:

- complex Paraxylene and PTA;
- complex Hydrodesulphurization VII (HON VII) together with Hydrogen Installation;
- ethylbenzene installation;
- modernization and intensification of Butadiene Installation;
- modernization and intensification of Alkylation (HF) installation

and a number of minor projects connected with adjusting the Plant's infrastructure to new legal and ecological regulations and requirements.

The most important new investments and projects continued in 2006 include:

- Construction of Hydrodesulphurization VII (HON VII) installation together with the adjacent infrastructure. The aim of the investment is to produce in the Parent Company entire Diesel oil with sulpur contents less then 10 ppm.
- Construction of Hydrogen II Installation with production capacities of 5 tonnes/ h, i.e. 40,000 tonnes/ year together with infrastructure. The aim of the investment is to increase the production of hydrogen for the needs of hydrodesulphurization.
- Modernization and intensification of Alkylation (HF) Installation. The aim of the investment is to increase alkylate production capacities from 150 thousand tonnes/ year to 280 thousand tonnes/ year, reduce environmental risks connected with the AHF technological process by diminishing the level of HF acid within the installation up to a required minimal amount, i.e. 55 tonnes and to improve of technical safety and quality of alkylate, which will make the gasoline composition process more flexible.
- Construction of PX (paraxylene) installation with a nominal capacity of 400 thousand tonnes/ year together with the infrastructure. The aim of the investment is to produce 400 thousand tonnes/ year of paraxylene (PX) for a further processing into 600 thousand tonnes/ year of terephthalatic acid (PTA) as a base raw material for the production of polyesters.
- Construction of terephthalatic acid (PTA) installation with production capacity of 600 thousand tonnes/ year together with infrastructure. The aim of the project is to produce PTA which is used as a raw material for the production of polyethylene terephthalate (PET).
- Construction of Installation for Diesel Oil Hydrorefining from HOG installation. The investment aims at improving stability of oil fraction from HOG installation in order to assure such a quality of the oil that it could be always used as an efficient component of Ekoterm Plus light heating oil.
- Construction of 17 A, B, C and 18 A and B warehouse tanks for the Composition Unit. The objective of the investment is to increase gasoline storage capacities by 28,000 m^3 in order to increase the production capacities by approx. 270 thousand tonnes/ year, i.e. by approx. 10% of gasoline and adapting the warehousing facilities tc the technical requirements resulting from the regulation by the Minister of Economy dated 20 December 2002, as well as increasing hygiene and fire protection and environmental safety;
- Modernization of warehousing bases in Świnoujście, Bolesławiec, Kraków Olszanica and Żurawica.

The most important investments put into service in 2006 include:

- Desulphurization of Cracked Gasoline. The investment ensures an optimal use of vacuum distillate.
- Construction of tanks no. 43 A, B, C and D within the Composition Unit: adjustment to the volume of production and growing range of oil.
- Adapting HON VI Installation to the production of Diesel oil with sulpur contents below 10 ppm: enhanced desulphurization of heavy diesel oil fractions down to the sulpur contents below the level of 10 ppm by way of exchanging catalytic agents, adding new equipment and tools to the installation and modifications to the existing equipment.
- Exchange and expansion of analytical equipment for Gasoline Blending: gasoline composition process was optimized in order to obtain new quality of gasoline.
- Improvement of C8+ aromatics production at the Parent Company: securing continuous production of Orthoxylene.

- Exchange of ethylene oxide shipment pipeline: a risk of potential industrial accident as a result of leakage of ethylene oxide to the atmosphere and the related threats for human beings and environment was minimized.
- Modernization of warehousing bases in Szczecin, Lublin, Gutkowo, Nowa Sól, Sokółka and Gdańsk.

- **Loyalty programs at the Parent Company**

VITAY program is a loyalty scheme aimed at individual customers shopping at ORLEN gas stations on a regular basis. As at 31 December 2006, *VITAY* program had a group of 6.3 million participants, with 1683 gasoline stations covered by the program, including 1,429 ORLEN–owned, 96 dealer-operated stations and 158 franchise stations. In 2006, a number of approx. 477 thousand *VITAY* loyalty cards were issued, as compared to over 648 thousand in 2005, whereas the average daily sales amounted to over 5 million litres per day. *Super VITAY* is a program supporting the loyalty of the existing Parent Company's network users that obtain the biggest number of points within *VITAY* program. *Super VITAY* gives customers a possibility of enjoying further benefit and carry the prestige of holding a golden, bearer's card. As at the end of 2006, nearly 105 thousand customers held the above cards.
FLOTA Program is designed for institutional customers operating their own means of transport. The most numerous participants of the program include: forwarding companies, production and trading companies, banks, offices of central and local administration and foreign branch offices. In 2006, a number of approx. 130 thousand FLOTA cards were issued, and the share of sales with FLOTA cards in the total sales of fuels within the network of ORLEN brand stations increased in 2006 to 11.6%, as compared to 10.4% in 2005. Fleet fuel cards allow cardholder to proceed with cashless purchase transactions of fuels and other goods and services at gasoline stations belonging to the Parent Company. Under FLOTA program, two new services were introduced, i.e. "Złoty Szlak" (*Golden Trail*) and "Twoja Lokalna Stacja" (*Your Local Station*). Both services are addressed to companies from transportation and industrial sector holding large fleets which have specific requirements as regards fuel purchase and which refuel a minimum amount of 1,000 litres per month. The systems offer a simple, friendly and profitable system of refueling, as well as basic vehicles road service/ assistance. In March 2006, a new product was introduced. It is directed to the small and medium fleet segment and referred to as "Twój Lokalny Rabat" (*Your Local Discount*). It is a form of cash transaction concluded at the Parent Company brand stations owing to which clients obtain a discount and one invoice per month. As at the end of 2006, over 17 thousand agreements were concluded. This product is designed for institutional clients whose monthly fuel demand equals to at least 500 litres.
At present, fleet cards are accepted at nearly 1,700 gasoline stations of ORLEN and BLISKA network which means that fleet transactions are carried out in every part of Poland.

In September 2004, the Parent Company and DKV EURO SERVICE GmbH + Co introduced a new fuel card into the European market. DKV/ORLEN card is the first fuel card in Europe which combines a microchip technology of the FLOTA card with magnetic card of DKV network. Therefore, it represents means of payment for the drivers and cost control and settlement tools for companies. DKV/ORLEN card is dedicated for institutional client, such as forwarding companies, trade and production companies. In 2006, there were 375 cards issued and they are recognized at 20,000 stations and at 6,000 vehicle service points in Europe.

- **Restructuring activities carried out within the Parent Company**

On 20 September 2005, the Management Board of the Parent Company adopted a strategy of activities relating to the 2006 restructuring process. The execution of a new restructuring agreement with trade unions constituted a significant element of the above-mentioned strategy. The above agreement was to replace the former agreement regulating the situation of employees in case of undertaking restructuring activities and participation of trade unions in restructuring process of the Parent Company, dated 23 December 2002. The new restructuring agreement was aimed at improving consulting procedures with trade unions, eliminating doubts as to the interpretation of the previous agreement and establishing the list of employees' benefits under the restructuring program. The most recent field of regulations improves the implementation of particular processes and allows giving a more precise estimate of employee-related expenses with respect to the planned initiatives.

On 27 March 2006, after three-month negotiations, the agreement on the principles of cooperation between social partners in the restructuring processes to be carried out within the Parent Company, and on employees' rights regarding these processes was finally reached.

The formation of Accounting Services' Centre, i.e. ORLEN Księgowość Sp. z o.o., was commenced under the restructuring activities in 2006. The project consists in creating a modern Shared Service Centre for the Parent Company and the Capital Group in the area of accounting-related services through the transfer of transactions into one shares centre. The objective of this project is to standardize all above processes at the Capital Group level with the use of the newest technologies and achieve cost savings.

The formation process of ORLEN Księgowość Sp. z o.o. was divided into several stages, where the first was accomplished on 1 July 2006. At that date, payroll-related services and functions of bookkeeping services previously carried out within the Parent Company, as regards the companies belonging to the Capital Group, were transferred to ORLEN Księgowość Sp. z o.o.. As of 1 September 2006, the stock-taking process was also integrated with the newly established entity. Within the next two years, the company will take over the servicing of other processes.

Restructuring activities in 2006 were also carried out within the areas of Prevention Office, Rail Expedition Office and additionally, within Environmental Analyses' Office, Logistics Support Team from Purchase Department and Non-Fuel Department and Category Management. The restructuring covered also sales structures, i.e. restructuring of the regional network within wholesale trade area and organizational changes within retail sales.

Under the above-mentioned restructuring process, the following three types of activities were undertaken:

- Transfer of employees from the Parent Company to the existing or newly-created entities from the Capital Group in connection with reduction of employment and proposals of adequately formed packages of benefits, i.e. voluntary leave program, training program, job-activation program.
- Reduction of employment at the Parent Company combined with an offer of adequate benefit packages.
- Relocation of employees with a simultaneous proposal of an adequate benefit package, i.e. relocation package.

- **Management by Objectives (MBO)**

On 31 December 2006, the Management by Objectives (the "MBO") system has been operating for 18 months. The program is intended for key employees of the Parent Company and the Capital Group. It represents one of the most popular and proven business Management systems. Companies with different business profile ranging from service and trade to consulting and production ones use this system. Its popularity stems from the fact that it allows to allocate tasks to managers in a very clear manner, and to link the said tasks to be achieved by the said managers with remuneration system by valuating each single task. The system is allocated to a given position and not to an individual person. It is to support the realization of strategy consisting in the increase of the value of goodwill of the Capital Group. The system provides basis for employees' evaluation and remuneration based on the realization of the goals adopted within the said strategy and to reinforce the feeling of responsibility for the result generated by the Company.

On 5 December 2006, the Management Board of the Parent Company has approved amendments to the MBO Rules and Regulations aiming at defining the solutions used in 2005 and 2006. The new Rules and Regulations became binding in January 2007.

Mini MBO was also introduced in 2006, i.e. bonus paid on a quarterly basis for targets achieved at trade positions within the area of competence of the Executive Director for Retail Sales – Poland. A similar bonus system was implemented within the Wholesale Trade and IT.

New groups of positions were covered by MBO in 2006. The yearly system covered a total of 355 persons. The quarterly system within retail sales covered 149 persons and 82 persons within wholesale, whereas in IT, 93 employees.

The settlement of MBO bonuses in relation to employees covered by the MBO system in 2005 was carried out in July 2006. Financial results for the year 2005 are backed not only by thriving economy but also by exceptional engagement of managers in achieving targets. The realization of the joint target (SVA) amounted to PLN 908 million, as compared to the target value of PLN 649 million. This signifies that the level of achievement was higher then expected.

In August 2006, an IT system for supporting MBO from the creation of target sets (the "Target List") to the payment of the bonus was implemented. The newly-created application improves the whole process, allows eliminating errors made in the course of creation of Target Lists, harmonizes the nomenclature, and assures day-to-day monitoring of target realization assigned to particular employees on Target Lists.

- **HR management strategy**

The personnel Management strategy pursued in 2006 by the Human Resources Department resulted from the Parent Company strategy adopted for the years 2005 to 2009 and encompassed the following goals:

- Developing transparent principles of corporate governance i.e. clear recruitment, evaluation, promotion and remuneration procedures.
- Rational selection of qualified staff which can assure the realization of strategic goals, including expansion abroad.
- Development of appropriate communication within the Parent Company and the Capital Group, evaluation of resources and their development.
- Integration of the capital group in Poland and abroad, common HR policy.
- Further implementation of motivation system linked with achieved results (MBO).
- Personnel restructuring.

The undertakings of the HR Department concentrated not only on recruiting and training employees but also on their development; they were offered to participate in the following projects: Competence Development Program, Feedback 360 or career path planning.

- **Competence Development Program (the "CDP")**

In 2006, the employee evaluation process was carried out for the first time from the establishment of the Parent Company. The CDP constitutes an evaluation and professional competence development process, where the competence is based on the values promoted by the Parent Company. The program aims at developing professional competence of employees working at the Parent Company in such a manner that they possessed knowledge and skills that will allow them to perform the tasks assigned, in accordance with the highest quality standards.

Implementation of the Competence Development Program made it possible to create a map of competence which stand for the Parent Company's resources, define competence deficits and general training requirements and plan career paths.

In 2006, both persons holding specialist positions and middle and high level managers took part in competence evaluation program under CDP. Key corporate executives, i.e. Members of the Management Board, Executive Directors and Office Directors, have participated in the evaluation and competence development process based on 360° Feedback.

- **Feedback 360°**

The aim of the project carried out by the HR Department in 2006 was to develop key managerial competence which influence the quality and effectiveness of strategic business goals pursued by the Parent Company. Feedback 360° was addressed to the highest corporate executives at the Parent Company, however, in addition to the managers, also peers, superiors and subordinates of he evaluated managers were engaged in the evaluation process due to specificity of the project. An approximate number of 400 employees of the Parent Company took part in the program.

Feedback 360° allowed for identifying strong and weak sides of evaluated employees, defining developmental goals and giving an estimate of managers' unused potential. Project implementation gives an easy access to information on competence of employees, raises self-consciousness of project participants, increases the level of personnel identification with the Company and enhances of motivation for an even more effective work.

- **Talent Mangement**

In 2006, the concept of substitute personnel of the Parent Company was continued within the Talent Management project. The aim of the project is to select and educate future middle-level managers. The participants of the project are tested in the direction of professional potential on the basis of which individual career paths are developed and the participants are offered a possibility to take part in a number of specially drawn up development-oriented projects, i.e. *Business Academy* or to participate in training projects based on strategic games. Development of an up-to-date career path management system connected with the fulfillment of business needs can serve as an example of practical implementation of the HR policy principles and making use of the results obtained in potential evaluations.

- **Implementation of the strategy within the area of mergers and acquisitions**

In 2006, acquisition undertakings of the Parent Company were mainly focused on the completion of the acquisition process of Mazeikiu refinery. The acquisition of the above shares resulted from the provisions made in the Parent Company strategy, in particular, as regards the regional expansion and investments in entities belonging to the crude oil processing sector. After the fulfillment of condition precedent, including the obtaining of necessary antimonopoly approvals and permits, on 15 December 2006, the Parent Company acquired 84.36% share in the share capital of the

Lithuanian company. Under the Lithuanian law, the Parent Company was obliged to make a takeover bid for the remaining shares addressed to minority shareholders. Acting together with the Lithuanian Government, the Parent Company has launched the procedure of mandatory share buyout from the minority shareholders, with the exception of shares held by the Lithuanian Government. Subscriptions under the mandatory share buyout will be accepted until 21 May 2007.

On 10 March 2006, the Parent Company accepted the offer for the sale of 980,486 shares in Polkomtel S.A. made by TDC Mobile International A/S. The execution of the agreement has been suspended due to an action pending with the International Arbitration Court at the Federal Chamber of Commerce in Vienna, instituted by Vodafone Americas Inc, a shareholder of Polkomtel S.A. and pledge established on the shares by the Regional Court in Warsaw. At the time of execution of the agreement on the acceptance of the offer, Polish shareholders of Polkomtel S.A. and TDC Mobile International A/S also undertook to cast vote on the subject of dividend payment at an agreed level for particular years. In fulfillment of the above undertaking, the Parent Company received in 2006 a dividend amounting to PLN 461.3 million gross.

In 2006, analyses of acquisition projects in upstream sector were continued. On 26 April 2006, ORLEN Upstream Sp. z o.o. was registered, an entity created with the objective of carrying out acquisition projects within upstream area. Disinvestment process in non-core business assets constituted an important component of capital strategy adopted by the Parent Company. Under the disinvestment strategy, the following entities were sold in 2006: SAMRELAKS Mąchocice Sp. z o.o., Zakład Budowy Aparatury S.A. and AWSA Holland II B.V.

- **Integration with Mazeikiu Refinery**

Mazeikiu Refinery has been operating since 1980 and it is one of the biggest companies in Lithuania and one of the biggest employers, i.e. employs a total of more then 4 thousand persons. Mazeikiu Refinery owns the only crude oil refinery in the Baltic states and therefore it holds a dominating position on the Lithuanian, Latvian and Estonian markets. The Mazeikiu refinery was designed for a maximum processing volume of nearly 15 million tonnes a year However, in the begining of the 90s, the oldest DRW installation was stopped which lowered the processing capacity to the level of 8 million tonnes. At present, after optimization of the unit was carried out and "narrow gages" eliminated, the refinery operates at a stable capacity level of approx. 10 million tonnes a year. The refinery is known to be producing good quality, low percentage yeld from heavy products within the whole production pool. Russian crude oil constitutes the main raw material base that had been mostly delivered through Druzhba (Friendship) pipeline. After the breakdown at the pipeline in July 2006, the refinery has been using sea deliveries of raw material through its own harbor terminal in Butynga. In January 2007, Value Adding Program was launched. A similar integration program withn the Czech Unipetrol resulted in better effects then anticipated. Teams of top specialists from among both companies are to manage the integration process and indentify potential benefits and synergy, and subsequently, plan the related activities and implement specific initiatives. The goal of the Value Adding Program has a specific financial dimension measurable with ROACE, i.e. return on average capital employed, set at the level of 18.5%. The objective of the integration program is to place Mazeikiu Refinery on the path of gradual increase of goodwill and development, and to outline the direction of business for the upcoming 5 years. The managers from Mazeikiu Refinery and the Parent Company engaged in adding value will be divided into 18 teams, each of which will be developing projects and presenting the best ideas for revision and approval. The activity of the teams will be coordinated by the Design Office and Supervision Committee.

- **Situation on the German fuel market**

Intensive competition on the liquid fuels market that continued in 2006 as well as current trends in margins was still significantly impacting results of Orlen Deutschland AG. With an effect from January 2006, higher margins on the German liquid fuels market led to an increase in the profitability of retail sales of liquid fuels.

ORLEN Deutschland AG will realize its development through the following actions:

- 'Fit for growth' program;
- extension of the gas station network through acquisition, building and rebuilding of the existing gas stations;
- increase of the turnover as a result of target-oriented marketing strategy;
- optimization of costs and organizational structures of the company through realization of budgetary targets set for 2007;
- consequential restructuring policy and disinvesting activities oriented at closing out of unprofitable gas stations in 2007 and continued replacement of station dealers in accordance with ratios measuring their performance.

General economic situation in Germany, fluctuations in crude oil and fuel prices and strong compatition on the fuel market which influences the level of margines have a significant influence on the development of ORLEN Deutschland AG.

- **New development strategy for Unipetrol stations**

On 25 October 2006, the stategy for Benzina retail network for the years 2006 to 2009 was announced. The biggest fuel station network in the Czech Republic has introduced a premium brand, i.e Benzina Plus. The first Benzina Plus station was opened by the D1 highway near Prague. By the end of 2009, Benzina will open 102 premium outlets in teh Czech Republic. As a result of the above, the most demanding drivers will be attracted by a wide range of high-class services. Benzina Plus stations will help Benzina to strenghten its market position and to increase market share. The new strategy for Benzina development constitutes an important step towards restoring Benzina to its due position on the Czech market. Benzina will be associated with modernity, rich fuel and non-fuel offer, kind customer service and high quality. Restructuring program for Benzina results from joint efforts by the Parent Company, Unipetrol and Benzina. Up until present day, Benzina was viewed as an expensive brand with low lever of services. It held first place considering the number of stations but only third place, considering the share in the fuel market (9.9 %) preceeded by OMV and Shell. Benzina sales have been gradually falling since 2001. The reasons for negative growth are probably due to disadvantageous locations, unclear marketing image of the network and low level of services offered as compared to the pricing. The new strategy for Benzina retail network makes a division into two segments addressed to two different client target groups. Premium brand Benzina Plus outlets will be offering the highest standards of services addressed to consummers requiring high quality and broad product range. Young drivers and professional drivers constitute the target group for Benzina Plus network. Those stations will be located by highways and main communication tracts. In addition to Diesel oil, Natural 91 and Natural 95 gasoline, Benzina Plus network will be offering high quality Verva 100 gasoline and Verva Diesel oil. Important changes will be introduced at premium brand stations with respect to catering services. Based on location and size of a given outlet, *BISTRO minute*, where warm dishes and fresh sandwiches will be served or *SNACK minute*, offering hot dogs, or restaurants operating in cooperation with specialised catering professionals will be run. Shops adjoining to the Benzina Plus outlets will be enlarged to the surface area of minimum 75 sq. metres. New, 24-hous fuel stations will be offering a wide range of services, such as car-wash facilities, vacuum-cleaning, mobile phone-card charging or lottery coupons.

Benzina brand stations will be addressed to drivers seeking good quality for reasonable price with a rather limited service offer. Fuel offer will be enlarged by, among others, BioDiesel. The shops will be modernised and their exterior and interior standardised. The strategy of introducing new Benzina Plus brand network will be implemented at three stages. The aim of the first stage is to improve (by the end of 2006) the results of fuel stations within the existing infrastructure and assuring financial stability and enhancing organisational structure. At the second stage, to be carried out in the course of 2007, Benzina will complete the transformation process of 75 existing stations into premium brand outlets. By the end of 2009, 102 Benzina Plus will be opened. In the years 2008 to 2009, the improvements will cover the remaining areas of the network by giving it the standard defined for the second segment of Benzina brand. The company intends also to construct new outlets, in the number of five stations per year. In addition to a new brand name, Benzina Plus stations will also gain a new image. Traditionally associated colours, i.e. red and white, will be replaced with three colours: red, silver and navy blue. The appearance of the driveway, pylons, as well as the logo and its typography will be changed. Only selected outlets will be modernised, in particular within areas of the highest traffic. The network of the new Benzina Plus brand will expand very quickly. It is planned that every year in the nearest future four new stations under this brand will be constructed. Apart from developing the premium network, it is planned to redesign and modernise by the end of 2009 all other stations. Image modifications will also cover the group of "yellow" and "blue" stations owned by Kaucuk and Paramo. The said outlets will by sold or their exterior and interior will be adapted to the standardised red Benzina stations appearance by the end of 2007.

- **Activity of the Basell Orlen Polyolefins Sp. z o.o. Capital Group ("BOP")**

Year 2006 was the first full year of operation of the newly opened installations owned by the Basel Orlen Polyolefins Group, i.e.:

- for the production of polyproppylene, with production capacity of 400 thousand T/ year, operating based on Spheripol technology;
- for the production of high-density poliethylene (HDPE), with production capacity of 320 thousand T/ year, operating based on Hostalen technology;

Both installations are equipped with modern logistics infrastructure used for warehousing, packaging and shipping finished goods with lorries or rail. The first full year of operation of new assets was promissing and succesfull. The installations were opened for normal operation with high average load directly after completing capacity testing. In addition, sales and logistics handled efficiently the increased volume of production. Owing to the fact that full production capacities were reached by Hostalen installation and contractual limitations with respect to the volume of deliveries of ethylene were encountered, the Management Board of BOP has taken a decision on a partial shutdown of poliethylene installation, starting from 1 January 2007. One of the production lines (no. 41) will be maintained in standby mode for a quick launching in case the raw material becomes available, whereas the second production line (no. 42) will be shut for good. Employees working at LDPE1 were transferred onto other positions within the production or logistics area of BOP. Present macroeconomic situation and potential increase of petrochemical products market within the next coming years are promissing. A modern production base, attractve prices of raw materials, cooperation with one of the biggest entities operating in this industry in the world and favourable geographical location portend well for the future of BOP as regards its result and cash flow. BOP will continue its activities aiming at optimising the use of the market, production, and distribution base held. In particular, the following actions are planned:

- increasing the market share in Poland, as regards the new products offered by the Bassel Orlen Polyolefins capital group , i.e. high-density poliethylene and copolymers;
- optimising product distribution network, i.e. diminishing costs and gradual increase of product warehousing capacities;
- introduction of new types of polymers for production.

- **Development program of ANWIL S.A.**

Future ownership policy of ANWIL S.A. as regards the subsidiaries and associate companies will consist in continuing the presently carried out shareholding policy resulting from corporate governance rules of the Parent Company. Investments undertaken in the last couple of years have significantly improved the competitiveness of ANWIL S.A. The development program of ANWIL S.A. assumes continuation of investment policy connected with protection of the environment and improvement of cost-efficiency and competitiveness of ANWIL S.A.:

- launching of the modernized chlorine installation in the beginning of 2006 has been generating substantial savings on electric and heating energy, and improved quality of NaOH (sodium hydroxide) produced. Consequently, the production efficiency of all installations was significantly increased and competitiveness of the product offered improved;
- production was launched at the ammonia production line A in the fourth quarter of 2006 which will result in improving the capacity of the production line and reduction of production costs;
- purchase of a production line for manufacturing of three-layer PE foil means changes to the PE packaging production technology and reducing material- consumption and better quality of packaging;
- synergy effects, in particular in the area of PVC and chloride alkyl, resulting from the planned acquisition of a majority stake in the Czech company, Spolana a.s.

At present, the company holds a modern production line of VC and PVC of 300 thousand T/year capacity, and technical and economic indicators obtained from those installations are nearly at the level of indicators showed by world leaders. There is a further potential to increase production capacities of the existing PVC installation withouth the necessity to increase the number of base apparatus. In the fertilizers' section, ANWIL S.A. holds a modern nitro-chalk installation and other production linie installations (ammonia, nitrous acid, ammonium nitrate) which, after the refurbishment, reveal inticators at the level of good European installations. ANWIL S.A. and Spolana a.s. posses a joint production capacity potential of sodium hydroxide of about 340 thousand tonnes (pure component) and PVC at the level of 420 thousand tonnes. Moreover, ANWIL S.A. intends to invest on the Ukrainian market by setting up a joint venture production company with a unkrainian partner. The future production unit will produce dry mixtures and ultimately, PVC granulates.

The undertaken works and investments will assure safe operation of ANWIL S.A. in the future periods. Obtained financial surplus will be entirely sufficient for financing the ongoing operations and realisation of investing plans of developmental or refurbishment nature. In the course of 2007, ANWIL S.A. will continue to use the existing financing in the form of current bank account overdraft and preferrential loans and credit facilities to be allocated for pro-environmental investments.

- **Development program of Rafineria Nafty Jedlicze S.A.**

- Launched investment "Construction of installation for production of solvents",

- Organizing, in cooperation with ORLEN Oil Sp. z o.o., a system of used oil collection from the most important customers of ORLEN brand lube oils. Such a system will provide prerequisites for intensification of used oil collection, reduction of recovery process and finally, improved quality of the supplied waste raw material;
- Increased use of regeneration capacities by increasing the volume of regenerated used oils and further increase of the volume of desulphurization services;
- Construction of an installation for the production of methyl esters, i.e. biocomponents used for the production of biodiesel;
- Modernization of crude oil processing in view of potential processing of domestic raw material, which will provide the company with its own raw material for the production of solvents..

- **ORLEN Oil Sp z o.o.**

A conception where the directions of organizational changes within the PKN ORLEN Capital Group assume concentration of the Group's oil assets within ORLEN Oil Sp. z o.o., constitutes a important aspect of ORLEN Oil Sp. z o.o. development, in particular:

- continuation of operations in the Oils and Lubricants Production Unit leased from Rafineria Nafty Jedlicze as an organized part of the enterprise, in addition to the two owned production plants in Płock and Trzebinia;
- consolidation of oil business within ORLEN Oil Sp. z o.o. should be continued in consideration of Czech assets, whenever possible and justified;

The most important external factors having impact on future financial results of ORLEN Oil Sp. z o.o. cover the following events:

- increased competition on the domestic market of lubricants,
- discriminating nature of Polish tax law regulations with respect to export and intercommunity trading in products of ORLEN Oil Sp. z o.o., which result in worsening of the company's competitive position towards market players in other EU countries;
- increased prices of petroleum products;
- lease of oil and lubricants production unit from Rafineria Nafty Jedlicze S.A. as of 1 January 2006.

- **Integration of PKN ORLEN S.A. and Unipetrol, a.s.**

- **Partnership Program**

The implementation of the Partnership Program was continued throughout 2006. The Program was initiated in 2005 in order to improve operating activities of subsidiaries from the Unipetrol a.s.' Capital group. The program is being carried out in conjunction with active participation of the Parent Company's specialists. It embraces knowledge and know-how transfer between both entities. The Program covers all key Unipetrol a.s.' subsidiaries.

- **Disinvestment projects and restructuring of the group**

In 2006, Unipetrol a.s. was engaged in three main disinvestment processes. Two processes have been completed. In October 2006, a transaction on the transfer of shares Spolana a.s. was executed. Firma Chemiczna Dwory S.A. has signed with Unipetrol, a.s. a share purchase agreement with respect to Kaučuk, a.s in January 2007. The funds obtained from the sale of shares in Spolana, a.s. and Kaučuk, a.s. will be allocated for the development of the business activity and debt restructuring of Unipetrol a.s. In 2006, the assets of Benzina Trade a.s. were brought to Benzina a.s.. Moreover, in January 2006, a stake of 100% shares in Paramo Trysk a.s. was disposed of by Paramo a.s to the benefit of Benzina a.s. In June 2006, BUT s.r.o. owned by Chemopetrol a.s. was sold to TELLMER s.r.o.

- **Optimizing legal structures and corporate governance at Unipetrol and introduction of the segment management model.**
  In June 2006, the effects of works on "Improving corporate supervision within the Unipetrol Group" were approved by the Parent Company and Unipetrol a.s. Management Boards. The said effects define a new vision of operation of Corporate Governance within the Unipetrol Group. Key changes include, as follows:
  1. Simplifying corporate supervision by enhancing the role of the Management Board and Supervisory Board at Unipetrol a.s. and centralization of operations of the Unipetrol Group.
  2. Standardizing of business processes through the creation of the Shared Service Centre for the Unipetrol Group and creation of new or enforcement of the existing, centrally managed functions for the Unipetrol Group, including internal audit, margin optimizing within the group, security and controlling.
  3. Unification of structures of the Parent Company and Unipetrol a.s. by separating production activity from commercial activity (introduction of the best operational and commercial practices) and integrating with business segments of PKN ORLEN S.A. through personal unions between operational members of management boards of the companies belonging to the Unipetrol Group and executive directors of the Parent Company within the key areas.

  The above-mentioned changes will further support the introduction of segment management and give rise to a deeper integration of business processes, which will subsequently lead to increasing the shareholders value added of both capital groups.

- **IKS SOLINO S.A.**

- Increase of interest in storage services within in salt cavities of liquid hydrocarbons and their derivatives as well as reactive gases. In this respect both the civilization development forecasts relating to creating of strategic and commercial reserves, as well as development trends allow for an optimistic assessment of the current situation and development potentials;
- Non-organic chemistry sector development, in particular soda industry, and the related increase in demand for brine. The situation of that sector is stabilized. There are no predictions of any significant changes in the production technology or any others that would spoil the demand on the brine for the coming few years. The said demand remains at a stable level with a slight upwards trend. In 2006, the Company has continued supplying the following major customers: Janikowskie Zakłady Sodowe JANIKOSODA S.A., Inowrocławskie Zakłady Chemiczne SODA MĄTWY S.A., ANWIL S.A. Włocławek and ZACHEM S.A. Bydgoszcz. The supplies of brine in 2006 remained at a similar level to the level recorded in 2005;
- The demand for salt on foreign markets. IKS Solino S.A. has increased export of salt. The export sales were realized through trading companies operating on the markets in particular countries. The company has continued selling goods (mainly salt tablets and briquettes) to Germany, Belgium, France, The Great Britain, Norway, The

Netherlands, Hungary, the Czech Republic, Slovakia and Lithuania. Sales of salt tablets and briquettes to Italy have commenced.

- **ORLEN Gaz Sp. z o.o.**

- Consolidation of LPG market manifesting itself through the transfer of the demand towards network outlets and stations offering other fuels to the detriment of individual private LPG modules;
- Reduced growth rate of LPG market due to the saturation of market of LPG-powered vehicles, increase in excise duty and growing number of new cars, where gas installations are more and more expensive and precise;
- Growing tendency of gas sales for heating needs resulting from increasing popularity of gas stored in tanks and general economy situation (new complexes);
- Gradually decreasing sales of gas sold in cylinders;
- Continually significant market share of what we call twighlight zone owing to a total lack of control over the operation of small tax consignment warehouses which counterfeit registers regarding liquid gas distribution and lack of control over the quality of gas at LPG stations;
- Publication of a regulation by the Ministry of Finances on control procedures within tax consignment warehouses and more efficient prosecution instituted by administrative bodies within the twighlight zone concerning LPG and cylinder segment.

Introducing changes to the strategy under which the activities listed below are undertaken constitute the most significant internal factor outlining new development perspectives for ORLEN Gaz Sp. z o.o.:

- Construction of 3 border terminals, i.e. Sokółka, Żurawica and Szczecin, in order to decrease the costs of purchase of gas and diversification of supply sources, and provision of reloading services to external customers;
- Construction of a cavity of 150 thousand tonnes capacity (2 tanks: 100 thousand tonnes and 50 thousand tonnes) in order to store liquid gas, negotiations over the price of gas and increasing the security of deliveries;
- Modernization of fuel distribution plant in Płock and in Nowa Brzeźnica;
- Reducing purchasing costs of gas and diversification of the supply sources; provision of reloading services to external customers;
- Significant increase of the market share (up to 25%) within a period of 3-4 years;
- Diminishing susceptibility to seasonal price fluctuations;
- Creating of an existent energy security with respect to LPG.

- **ORLEN Asfalt Sp z o.o.**

The domestic demand for road asphalts in the years 2007 to 2013 is estimated at the level of 1.5 – 2.0 million tonnes per year and it is closely related to the highway and freeway construction program and adaptation of the quality of road infrastructure to the EU standards. The above-mentioned quantities are comparable with realistic production capacities of the national refineries, considering the seasonal nature of the production. The demand for modified asphalts grows proportionally which will make an effective use of the new installation in Płock possible. In connection with the increase of prices and demand on the market of construction materials, it is anticipated that the volume and profitability of sales to the benefit of clients buying industrial asphalts will grow. The continued commercial policy will in the future focus on increasing the profitability of sales through "flattening of the discount structure" and increasing the share of the most profitable final customers up to 20% of the value of income. Moreover, appointing within the structure employees responsible for logistic will increase effectiveness of transport and better satisfaction of clients' needs.

VI. DECLARATION OF THE MANAGEMENT BOARD ON THE APPLICATION OF CORPORATE GOVERNANCE

The Parent Company has adopted all principles recommended by Giełda Papierów Wartościowych w Warszawie S.A. (hereinafter the "Warsaw Stock Exchange") excluding the rule no. 20, which refers to independent members of supervisory boards. The declaration on adhering to the principles of corporate governance was approved by the General Meeting of the Parent Company held on 29 June 2005. Under the decision of the General Meeting and pursuant to § 27 (currently §29) of the Rules and Regulations governing the operation of the Warsaw Stock Exchange and the Resolution passed by the Council of the Stock Exchange on adopting the principles of corporate governance which are binding for joint stock companies admitted to trading at stock exchange and issuing shares, convertible bonds or senior bonds – on 30 June 2005, the Management Board of the Parent Company has made a declaration on applying the corporate governance principles.

An updated declaration on the Parent Company adherence to the principles of corporate governance was made public in a regulatory announcement no. 43/2006 on 28 June 2006. In accordance with the announcements published in the declaration dated 30 June 2005 on the Company's adherence to the principles of corporate governance, the following amendments were introduced:

- in the Articles of Association governing the Parent Company – unified text adopted on 7 October 2005 by virtue of resolution passed by the Supervisory Board of the Parent Company;
- in the Rules and Regulations of the General Meeting of the Parent Company, adopted on 29 June 2005 by the resolution of the Ordinary Meeting of Shareholders of the Parent Company;
- in the Rules and Regulations of the Parent Company Management Board, adopted on 7 October 2005 by the resolution of the Parent Company Supervisory Board;
- in the Rules and Regulations of the Supervisory Board of the Parent Company, adopted on 7 October 2005 by the resolution of the Parent Company Supervisory Board.

As a result of the above-mentioned amendments, the Company's notes to each particular principle of corporate governance were revised and updated. The Parent Company declares it has been adhering to the principles of corporate governance, with the exception of the principle no. 20, to which it does not adhere. The Management Board of the Parent Company made a recommendation to the Company's General Meeting on 29 June 2005 to adopt the entire set of principles of the corporate governance, however, the principle no. 20 did not meet with the approval of the Company's Shareholders.

The Management Board of the Parent Company sustains its standpoint, as expressed in the declaration dated 28 June 2006.

An updated declaration on the Parent Company adherence to the principles of corporate governance, as adopted by the Warsaw Stock Exchange, will be published by the Company on or before 1 June 2007, after the said document is approved by the forthcoming General Meeting of the Parent Company

ADDITIONAL INFORMATION

INFORMATION ON SIGNIFICANT AGREEMENTS

In 2006, PKN ORLEN S.A. entered into a number of significant agreements, as listed herein below:

1. On 4 January 2006, PKN ORLEN S.A. executed two agreements on the sale of gasoline and diesel oil to Orlen PetroCentrum in 2006. The estimated value of the transactions amounts to:
   - approximately PLN 1,934,000 thousand, as regards the first agreement;
   - approximately PLN 376,000 thousand, as regards the second agreement;

   The total value of both transactions amounts to approximately PLN 2,310,000 thousand.
2. On 4 January 2006, PKN ORLEN S.A. concluded an annual contract with Shell Polska Sp. z o.o. The object of the contract was the sale of gasoline and diesel oil to Shell Polska Sp. z o.o. in 2006. The estimated value of the transaction amounted to approximately PLN 2,831,000 thousand.
3. On 4 January 2006, PKN ORLEN S.A. concluded an annual contract with BP Polska Sp. z o.o. The object of the contract was the sale of gasoline and diesel oil to BP Polska Sp. z o.o. in 2006. The estimated value of the transaction amounts to approximately PLN 3,951,000 thousand.
4. On 27 February 2006, PKN ORLEN S.A. concluded with Kulczyk Holding S.A. (hereinafter "Kulczyk Holding") the Final Agreement for the Sale of 165,924 shares in a company incorporated under the laws of the Netherlands, namely AWSA Holland II B.V. to the benefit of Kulczyk Holding. The Guaranteed Sale Agreement was concluded as a result of exercise of the put option by PKN ORLEN S.A., in accordance with the Supplementary Agreement dated 14 November 2002. The shares sold by PKN ORLEN S.A. constitute 9.218% of the share capital of AWSA Holland II B.V. In consideration for the stake of shares in AWSA Holland II B.V., Kulczyk Holding has paid an amount of PLN 73,007 thousand by wire transfer to the bank account of PKN ORLEN. The ownership of shares in AWSA Holland II B.V. sold by PKN ORLEN S.A. to the benefit of Kulczyk Holding was transferred through the execution of the Share Disposal Agreement which took place after the fulfillment of the condition precedent set forth in the Guaranteed Sale Agreement, in particular after the shareholders' meeting of AWSA Holland II B.V. granted its consent for the said transaction by the date of 28 July 2006, at the latest.

   Under the Supplementary Agreement dated 14 November 2002, concluded between PKN ORLEN and Kulczyk Holding, in the event PKN ORLEN S.A. disposed of the shares in AWSA Holland II B.V., Kulczyk Holding was obliged to obtain all necessary permits and consents and assume all liabilities of PKN ORLEN S.A. that PKN ORLEN S.A. has contracted or took over as the shareholder of AWSA Holland S.A. II B.V.
   On 7 June 2006, PKN ORLEN and Kulczyk Holding S.A. concluded the Share Disposal Agreement, by virtue of which the ownership to 165,924 shares in AWSA Holland II B.V., a company incorporated under the laws of the Netherlands, was transferred by PKN ORLEN to the benefit of Kulczyk Holding. The transaction resulted from the fulfillment of the condition precedent (with binding effects) set forth in the Sale Agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding in the form of the Guaranteed Sale Agreement in execution of the obligations resulting from the Supplementary Agreement, concluded on 14 November 2002. The shares sold by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V. Consequently, after the completion of the transaction, PKN ORLEN does not hold any shares in AWSA Holland II B.V.
5. On 10 March 2006, PKN ORLEN S.A., KGHM Polska Miedź S.A., PSE S.A. and Węglokoks S.A. (the "Buyers") and TDC Mobile International A/S (the "Seller") concluded the "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A.". The above transaction was preceded by the execution of the "Shareholders' Agreement on the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and engaging in joint activities in order to dispose of all shares held in Polkomtel S.A." by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A., as the shareholders of Polkomtel S.A. As a result of the so called *Change of the Ownership Title* with respect to TDC Mobile International A/S, the remaining shareholders of Polkomtel S.A. including Vodafone Americas Inc., have obtained, in accordance with §12.14 of the Articles of Association governing Polkomtel S.A., the right to acquire a total of 4,019,780 shares in Polkomtel S.A. being held by TDC Mobile International A/S, in a proportion equal to the percentage of shares held by each of the shareholders of Polkomtel S.A., excluding the shares held by TDC Mobile International A/S. The offer to buy was directed by TDC Mobile International A/S to the remaining shareholders of Polkomtel S.A. on 8 February 2006. The Agreement was concluded in execution of the right vested in KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. to purchase shares covered by the offer of TDC Mobile International A/S. The said offer resulted in a dispute between Vodafone Americas Inc. and TDC Mobile International A/S. In connection with the above-mentioned dispute, a security, referred to herein below was set on 24 February 2006. Under the Agreement, PKN ORLEN could acquire a number of 980,486 shares in Polkomtel S.A., representing approx. 4.78% of Polkomtel S.A. share capital, against the maximum price of EUR 214.04 per share (an equivalent of

PLN 832.72, in accordance with the exchange rate published by the NBP on 10 March 2006; table 50/A/NBP/2006), i.e. the maximum total price of EUR 209,863.2 thousand (an equivalent of PLN 816,472.9 thousand). In the event of the share purchase by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. by virtue of the Agreement, the said entities would jointly hold, including the shares they have already held, over 75% of the total number of the shares of Polkomtel S.A. After the settlement of the transaction, PKN ORLEN would hold a 24.4% share in the share capital of Polkomtel S.A.

6. On 20 March 2006, PKN ORLEN S.A. signed an agreement with BGW Sp. z o.o. with its registered office in Poznań. The agreement regarded transfer of 8,549 shares in ORLEN PetroZachód Sp. z o.o. against the total amount of PLN 21,012 thousand with the reservation that the purchase price may be increased by the amount not exceeding PLN 3,000 thousand. The price adjustment is conditional with regard to provisions of the agreement. The acquired shares represent 48.17% of the share capital of ORLEN PetroZachód Sp. z o.o. As a result of the above transaction, PKN ORLEN S.A. is a sole shareholder in ORLEN PetroZachód Sp. z o.o.

7. On 21 March 2006, an agreement on transfer of 13,449 shares in Samrelaks Mąchocice Sp. z o.o. with its registered office in Mąchocice Kapitulne representing 100% of its share capital for the price of PLN 4,000 thousand. The carrying value of shares as at 31 December 2005 amounted to PLN 2,505 thousand.

8. On 27 April 2006, PKN ORLEN S.A. signed an agreement with Mitsubishi Chemical Corporation, with its registered office in Tokyo, Japan. Under the said agreement, PKN ORLEN will supply Mitsubishi Chemical Corporation with up to 150 thousand tonnes of terephlatic acid per year with a possibility of changing the volume of deliveries by +/- 10 per cent in the period from 1 July 2010 to 31 December 2014. The total value of the object of the Agreement for the entire period of its duration is estimated at approx. PLN 2,800 million. The Agreement enters into force as of its date of concluding. PKN ORLEN shall have the right to a single postponement of a delivery term by no more than 9 months. After the lapse of 5 years from the date of the first delivery, the parties shall have the right to extend the term of the Agreement. The term of payment for each delivery shall be 14 days from the receipt of an invoice; the deliveries shall be invoiced on a monthly basis. In the event of failure to perform the commitments to deliver or accept PTA (purified terephthalic acid) resulting from the fault resting with one of the parties, the Agreement provides for the payment of contractual penalties in the amount of unit margin multiplied by the non-accepted or non-delivered volume of the product in a given calendar year.

9. On 26 May 2006, PKN ORLEN S.A. and Yukos International UK B.V., a limited liability company, ("Yukos") with its registered office in the Netherlands, concluded an agreement on the sale of shares with respect to the acquisition by PKN ORLEN S.A. of a stake of shares representing 53.7% in the share capital of AB Mazeikiu Nafta (a public limited company with its registered office in Lithuania). On 18 May 2006, PKN ORLEN S.A. signed the Agreement and it delivered the Agreement to the other party for signing. The Agreement with Yukos was signed by Yukos International on 26 May 2006 after the bankruptcy court in New York has overturned an interim injunction previously barring Yukos International from selling the shares in Mazeikiu. Moreover, on 19 May 2006, PKN ORLEN S.A. signed and delivered to the Government of the Republic of Lithuania the following documents: (a) Share Purchase Agreement (hereinafter the "Agreement with the Lithuanian Government") on the acquisition by PKN ORLEN S.A. from the Lithuanian Government of an additional stake of shares representing 30.7% of Mazeikiu share capital and (b) Put Option Agreement with respect to 10.0% of Mazeikiu shares which shall remain the property of the Lithuanian Government after the sale of 30.7% stake to the benefit of PKN ORLEN S.A. The Agreement with the Lithuanian Government and the Put Option Agreement were signed by the Lithuanian Government after obtaining the approval of the Lithuanian Parliament for executing the transaction with PKN ORLEN S.A. After the purchase of shares from Yukos International, PKN ORLEN S.A. was to announce, within 30 days from the said purchase of Mazeikiu shares from Yukos International, a public call for the remaining Mazeikiu shares. The price of a single share in the statutory public call shall be at least equal to the maximum price paid by PKN ORLEN S.A. in exchange for Mazeikiu shares within the period of 12 months preceding the announcement of the public call.
On 9 June 2006, the Government of Lithuania signed the documents referred to herein below, in connection with the transfer of shares held by the Lithuanian Government in AB Mazeikiu Nafta to the benefit of PKN ORLEN S.A.: i.e. (a) Share Purchase Agreement (b) Put Option Agreement, (c) Shareholders' Agreement and (d) Agreement on the termination and release form obligations. The Lithuanian Government signed the said Documents on 1 June 2006, after the approval of the Lithuanian Parliament for the execution of the transaction between the Lithuanian Government and PKN ORLEN S.A.

10. On 31 May 2006, PKN ORLEN S.A. concluded an agreement with SK EUROCHEM Sp. z o.o. with its registered office in Włocławek, Poland. Under the Agreement, PKN ORLEN S.A. will supply SK EUROCHEM Sp. z o.o. in the period from 1 July 2010 to 31 December 2014 with 25 to 50 thousand tonnes of terephlatic acid in the course of the first year of the Agreement duration, and 100 to 120 thousand tonnes of terephthalic acid annually throughout the following years of the Agreement duration. The total value of the object of the Agreement throughout its duration is estimated at approx. PLN 2,100 million. The Agreement has entered into force as of its

date of concluding. The day of commencement of deliveries/ acceptance was set for 1 July 2010. PKN ORLEN S.A. shall have the right to a single postponement of commencement of deliveries by a maximum period of 9 months. After the lapse of 5 years from the date of the first delivery, the parties may agree on the extension of the period of the Agreement.

11. On 25 July 2006, 173,830 shares held by PKN ORLEN in Zakład Budowy Aparatury S.A. ("ZBA S.A.") with a nominal value of PLN 100 per share representing 96.57% of the share capital of ZBA S.A. and standing for 96.57% of total voting rights were sold for the total amount of PLN 15,888 thousand (equal to PLN 91.40 per share) to the following parties:

    - PETRO Remont Sp. z o.o. purchased 52,149 shares for the total amount of PLN 4,766 thousand,
    - PETRO Mechanika Sp. z o.o. purchased 52,149 shares for the total amount of PLN 4,766 thousand,
    - PETRO EnergoRem Sp. z o.o. purchased 52,149 shares for the total amount of PLN 4,766 thousand,
    - PETRO Eltech Sp. z o.o. purchased 17,383 shares for the total amount of PLN 1,589 thousand,

    After the completion of the transaction, PKN ORLEN does not hold any shares in ZBA S.A.

12. On 27 November 2006, an Agreement on the Bond Issue Program was signed. The parties to the Agreement are: PKN ORLEN S.A. as the Issuer, BANK BPH S.A. as the Issue Agent, Payment Agent, Documentation Agent, Program Partner and Dealer, whereas BANK POLSKA KASA OPIEKI S.A., BRE BANK S.A., ING BANK ŚLĄSKI S.A., PKO BANK POLSKI S.A., SOCIETE GENERALE S.A. ODDZIAŁ W POLSCE, as Agents, Program Partners and Dealers.
    Under the Program, the bonds may be repeatedly issued to a bearer in a dematerialized form, in accordance with the Act on Bonds dated 29 June 1995. Bond issue will be based on Article 9 section 3 of the Act on Bonds and shall have the nature of non-public issues.
    Within the scope of the Program, PKN ORLEN S.A. may issue zero-coupon bonds bearing no interest, which are however discounted and bear maturity period from at least seven days to a maximum of three hundred sixty five days, in addition to variable-interest coupon bonds and fixed-interest coupon bonds with a maturity date varying from one year to seven years. The maximum indebtedness of the Issuer under the Program is set at the level of PLN 2,000,000 thousand or its equivalent in other currencies. The aforementioned amount represents the maximum total value of non-redeemed issued bonds at each moment of the Program duration, whereas the said amount does not include the interest payable.
    The Bonds issued under the Program may be made in four currencies, i.e. Polish zloty (PLN), Euro (EUR), US dollars (USD) and Czech koruna (CZK).
    The issue price may be equal to the par value of a Bond or the par value diminished by a discount. The issue price shall be determined before the issue of Bonds in question.
    In the case of zero-coupon Bonds redeemed at discount, the discount shall be paid once, i.e. on the date of redemption. The discount shall depend on conditions dominating the monetary market and shall be determined before the issue of the Bonds. It shall be calculated on the par value for the period running from the day of issue until the day preceding the redemption of Bonds, inclusive of that day.
    In case of coupon-bonds, the interest due for the interest-bearing period shall be calculated on the par value of Bonds in accordance with the basis determined in terms and conditions of the issue of a given series of Bonds, bearing fixed or variable interest rate and payable on dates set in the terms and conditions of the issue.
    The payment of benefits payable on Bonds shall be made to the benefit of persons entered into the records maintained by the depositary or a relevant sub-depositary on the day specified in the terms and conditions of an issue of a given series of Bonds as the day for determining the rights to benefits from the Bonds.

13. On 29 November 2006, PKN ORLEN S.A. signed two credit facility agreements of a total value of EUR 1.6 billion for financing the transaction of acquisition of the Lithuanian company, i.e. AB Mazeikiu Nafta. The object of one of the agreements is a five-year revolving credit facility amounting to EUR 800 million, whereas the object of the second Agreement is a EUR 800 million Bridge Loan Facility with a maturity date of 12 months.
    Therefore, including its own resources and available credit lines, PKN ORLEN will have sufficient resources for purchasing the shares in AB Mazeikiu Nafta, being object of the agreements executed with the Government of the Republic of Lithuania and Yukos International B.V. The agreement for the Revolving Credit Facility was signed by PKN ORLEN S.A. with a consortium of eight Polish and foreign banks, including: ABN AMRO Bank N.V., Bank Handlowy w Warszawie S.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, ING Bank N.V. / ING Bank Śląski S.A., KBC BANK NV /Kredyt Bank S.A., Société Générale SA Oddział w Polsce and UniCredit Group.
    The agreement for the Bridge Loan Facility was executed by PKN ORLEN S.A. with a consortium of six Polish and foreign banks, including: ABN AMRO Bank N.V., Bank Handlowy w Warszawie S.A., BNP Paribas, ING Bank N.V. / ING Bank Śląski S.A., Société Générale SA Oddział w Polsce and UniCredit Group.
    The resulting financing structure will allow PKN ORLEN S.A. to maintain reasonable financing costs and simultaneously facilitate the issue of Eurobonds, planned for 2007. PKN ORLEN S.A. intends to obtain at least

EUR 800 million for the repayment of the Bridge Loan Facility through this manner of financing. On 28 November 2006, PKN ORLEN S.A. has signed a contract for preparing the issue of Eurobonds, with the same group of banks with which it has signed the agreement for the Bridge Loan Facility.
The Revolving Credit Facility provides for a possibility of prolongation by a two one-year periods.
This pool of financial resources will also allow for financing other potential future undertakings within the scope of acquisition of AB Mazeikiu Nafta, i.e. purchasing of shares offered by the minority shareholders in AB Mazeikiu Nafta in response the mandatory tender offer announced by PKN ORLEN S.A., as well as a potential acquisition by PKN ORLEN S.A. of 70,750,000 shares in AB Mazeikiu Nafta, representing approx. 10% of AB Mazeikiu Nafta share capital from the Lithuanian Government.

14. On 28 December 2006, PKN ORLEN S.A. signed two agreements with Orlen PetroCentrum Sp. z o.o. for a period of one year each. Under the said agreements, PKN ORLEN S.A. shall sell to Orlen PetroCentrum gasoline and diesel oil in the period from 1 January 2007 to 31 December 2007. The value of the object of the first Agreement amounts to approx. PLN 3,604,000 thousand, whereas the estimated value of the second agreement amounts to approx. PLN 522,000 thousand.
15. On 29 December 2006, PKN ORLEN S.A. signed an agreement with BP Polska Sp. z o.o. for a period of one year. Under the said agreement, PKN ORLEN S.A. shall sell to BP Polska gasoline and diesel oil in the period from 1 January 2007 to 31 December 2007. The value of the object of the Agreement within its duration is estimated at approx. PLN 4,404,000 thousand.
16. On 29 December 2006, PKN ORLEN S.A. signed an agreement with Shell Polska Sp. z o.o. for a period of one year. Under the said agreement, PKN ORLEN S.A. shall sell to Shell Polska gasoline and diesel oil in the period from 1 January 2007 to 31 December 2007. The value of the object of the Agreement within its duration is estimated at approx. PLN 3,883,000 thousand.

Major agreements concluded in 2006 by other companies from the Capital Group, not listed in the part relating to the Parent Company

- **ORLEN PetroCentrum Sp. z o.o.**

1. On 29 December 2006, ORLEN PetroCentrum Sp. z o.o. concluded two agreements with ORLEN PetroTank Sp. z o.o. Under the said agreements, ORLEN PetroCentrum Sp. z o.o. will be selling to the benefit of ORLEN PetroTank gasoline and diesel oil in the period from 1 January 2007 to 31 December 2007. The approximate value of the agreements signed on 29 December 2006 by ORLEN PetroCentrum Sp. z o.o. amounts to:
- PLN 694 million as regards the first agreement,
- PLN 133 million, as regards the second agreement.
Moreover, in the period of the last 12 months ORLEN PetroCentrum concluded with ORLEN PetroTank the following agreements:
   - on 30 December 2005, an agreement for the delivery of gasoline and diesel oil within a period from 1 January 2006 to 31 December 2006 of an approx. value of PLN 670 million;
   - on 30 December 2005, an agreement for the delivery of gasoline and diesel oil within a period from 1 January 2006 to 31 December 2006 of an approx. value of PLN 137 million;
   - on 30 June 2006, an agreement for the delivery of gasoline in the period from 1 July 2006 to 31 July 2006 of a value of approx. PLN 9 million.

   The total value of agreements signed by ORLEN PetroCentrum with ORLEN PetroTank within the last 12 months amounts to approximately PLN 1,643 million.

- **ORLEN Deutschland AG**

1. On 12 January 2006, ORLEN Deutschland AG concluded an annual contract with Deutsche BP Aktiengesellschaft for the sale of fuel to ORLEN Deutschland AG in the period from 1 January 2006 to 31 December 2006. The estimated value of the transaction amounts to EUR 800,000 thousand, i.e. approx. PLN 3,035 thousand, in accordance with the average EUR/PLN exchange rate published by the National Bank of Poland as at 12 January 2006.
2. On 23 February 2006, ORLEN Deutschland AG has signed an annual contract with Shell Deutschland Oil GmbH in Hamburg for the supply of fuel to ORLEN Deutschland gas stations situated in Germany in the period from 1

January 2006 to 31 December 2006. The estimated value of the transaction amounts to approx. EUR 600 thousand, i.e. approx. PLN 2,271,240 thousand in accordance with the average EUR/PLN exchange rate published by the National Bank of Poland as at 23 February 2006.

3. On 19 December 2006, Orlen Deutschland AG received all corporate approvals for acquiring from Deutsche BP AG 58 gasoline stations located in the northern part of Germany. The price for the outlets being object of the transaction amounts to EUR 7.6 million and will be paid by Orlen Deutschland from its own resources and with the use of the existing credit lines. The transaction on the purchase of fuel stations by Orlen Deutschland from Deutsche BP will be carried out once Orlen Deutschland receives a permit of the German Antimonopoly Office for the transaction to be concluded.

- **Unipetrol a.s.**

1. On 29 September 2005, PKN ORLEN S.A. concluded a contract with Unipetrol Rafinerie a.s. which has granted PKN ORLEN S.A. an exclusive right to supply Unipetrol Rafinerie a.s. with REBCO crude oil from 1 January 2006 on. The value of turnover from the sale of the raw material under this contract is estimated at approximately USD 1 billion per year, i.e. approx. PLN 3.239 billion. Moreover, the contract provides also that within two months, the parties will agree upon terms and conditions of sales of light sweet crude oil. The contract refers to the concept of creating a crude oil supply centre for the whole PKN ORLEN Capital Group, including the supply of crude oil to Płock, Litvinowo and Kralupy refineries.
2. On 27 October 2006, ANWIL S.A. and Unipetrol a.s. concluded an agreement on the purchase of 1500 ordinary bearer's shares of A series and 6,090,941 ordinary bearer's shares of B series in Spolana a.s. The acquisition was carried out by virtue of a share purchase agreement executed on 27 October 2006 by and between ANWIL and a subsidiary of PKN ORLEN S.A., i.e. Unipetrol, a.s. The acquired shares constitute 81.78% of the share capital of Spolana a.s., of a nominal value of CZK 11,600 each share of A series and of CZK 116 each share of B series and give right to 81.78% votes cast at the General Meeting of Shareholders of Spolana a.s. The total price for the Acquired Shares amounts to CZK 640,382,956 and was paid for in cash by ANWIL from its own resources.
3. On 27 November 2006, an agreement for the transfer by Spolana a.s. of shares in NeraPharm with its registered office in Neratovice to the benefit of Cayman Chemical Company with its registered office in Michigan, USA was executed. The shares being object of the transaction represent 100% of the share capital of NeraPharm and give right to 100% votes cast at the shareholders' meeting of NeraPharm. The total nominal value of the said shares amounts to CZK 200,000. The carrying value of the transferred shares amounted to CZK 200,000 was recorded in the books of Spolana a.s. as such, as at 27 November 2006.
4. In the course of 2006, two annexes to the agreement concluded between Česká spořitelna a.s., Citibank a.s. and Chemopetrol a.s. on the financing of lignite purchases in the years 2003 - 2008. The value of both transactions amounts to CZK 7,088 million.
5. The contract concluded by Unipetrol Rafinerie a.s. and Chemopetrol a.s. on the purchase and supply of ethylene. The value of the transaction amounts to CZK 1,397 million.
6. The agreement on the purchase of two gas outlets concluded between Benzina a.s. and Benaz. The estimated value of the transaction amounts to an approximate of CZK 61 million.
7. The agreement concluded by Spolana a.s. on the purchase of ammonia from Anwil S.A. The value of the transaction has been estimated at CZK 150 million.
8. The agreement concluded by Spolana a.s. on the purchase of cyclohexane from Unipetrol Deutschland. The value of the transaction has been estimated at CZK 305 million.
9. In January 2006, Chemopetrol a.s. and Kaucuk executed an agreement for the delivery of benzene (CZK 2,805 million), ethylene (CZK 915 million), C4 fraction (CZK 1,726 million).
10. In January 2006, Chemopetrol a.s. and Ceska Rafinerska executed an agreement for the supply of electric power and energy-related services of a total value of CZK 769 million.
11. In 2006, a framework agreement between Chemopetrol a.s. and Spolana a.s. with respect to deliveries if ethylene in the years 2007-2016. The value of the transaction amounts to CZK 1,268 million.
12. In 2006, Paramo a.s. has entered into agreements with the following companies:
    - OMV of a value of CZK 800 million for the sale of Diesel oil and light heating oil;

- Marimpex Mineralöl-Handelsgesellschaft of a value of CZK 600 million for the sale of Diesel oil and light heating oil;
- Unipetrol Rafinerie a.s. of a value of CZK 300 million for the sale of Diesel oil and light heating oil.
- SSŽ s.r.o., BHG CZ s.r.o., Skanska DS a.s. of a total value of CZK 390 million for the sale of asphalts.

13. In 2006, Doprava a.s. has entered into agreements with the following forwarders:
    - Spedi-Trans Praga, s.r.o. of a value of CZK 630 million;
    - Čechofracht a.s. of a value of CZK 227 million;
    - Argo Bohemia, s.r.o. of a value of CZK 26 million;
    - Česká rafinérská a.s. of a value of CZK 450 million;
    - Spolana a.s. of a value of CZK 195 million;
    - Chemopetrol, a.s of a value of CZK 190 million.

- **Anwil S.A.**

1. Long-term contracts for the distribution of POLANVIL on the German market have become binding in the beginning of 2006 (with a three-month termination notice). The contract was concluded with HELM and SOLVADIS for the German market distribution and MB Barter & Trading for the distribution within the Italian and Turkish markets.

2. In the I half of 2006, ANWIL S.A. concluded an insurance contract against fire and other calamities, it has also insured its machinery against the risk of damage with three major insurers: Powszechny Zakładem Ubezpieczeń PZU S.A., Towarzystwo Ubezpieczeń i Reasekuracji WARTA S.A. and Sopockie Towarzystwo Ubezpieczeniowym ERGO HESTIA S.A.

3. From 1 February 2006 to 31 January 2007 an agreement with CTL Logistics was in force with respect to rail forwarding services within Poland and abroad.

- **BOP Sp. z o.o.**

1. On 7 February 2006, the Annex no. 1 to the insurance contract dating from 2005 with Powszechny Zakład Ubezpieczeń S.A., Towarzystwo Ubezpieczeń i Reasekuracji Warta S.A and Towarzystwo Ubezpieczeniowe Allianz Polska S.A. on the amendment of certain terms and conditions of the insurance was executed. On 14 March 2006, the Annex No. 2 to the above-mentioned insurance contact was executed regarding the coverage of Spheripol installation and laboratory tools, machines and equipment with the said insurance.

2. On 28 February 2006, BOP Sp. z o.o. and Beretu Veritas Quality International Polska Sp. z o. o. have concluded the Annex No. 1 to the agreement dated 6 July 2004 for verifying the compliance with norms of the Integrated Management System.

3. On 18 December 2006, BOP concluded two credit facility agreements, one for a specific time, and one working capital credit facility, for a total amount of EUR 320 mln with a group of the following banks: Bank BPH S.A., Bank Polska Kasa Opieki S.A., BNP Paribas, ING Bank N.V., ING Bank Śląski S.A., KBC Bank N.V., Nordea Bank Polska S.A., Powszechna Kasa Oszczędności Bank Polski S.A., Rabobank Polska S.A., Société Generale, WestLb AG – London branch, WestLb Bank Polska S.A. The funds obtained will be allocated for refinancing the liabilities of the Group from the previously granted project financing.

- **IKS Solino S.A.**

1. On 29 March 2006, an annual agreement with IZCh Soda–Mątwy S.A. for the supply of brine was concluded. The planned volume of brine supplied under the agreement will amount to 2,908,074 m3 of brine, whereas the net value of deliveries set forth in the agreement amounts to PLN 12,272 thousand.

2. On 30 November 2006, an agreement for supplying raw bring was concluded for an indefinite term with Anwil S.A.

- **ORLEN PetroTank Sp. z o.o.**

On 10 February 2006, ORLEN Petrotank Sp. z o.o. concluded agreements for the lease of 12 gas stations. The said lease agreements have been concluded for a period of 15 years with a possibility of extension for two consecutive periods of five years each, whereas the value of monthly lease has been fixed on the level comparable with monthly costs of depreciation of assets held by particular gas stations.

- **ORLEN Eko z o.o.**

The agreement with PKN ORLEN S.A. for the provision of waste management services, which entered into force as of 1 December 2006. The anticipated value of the agreement amounts to PLN 21.6 million/year.

- **ORLEN Laboratorium Sp z o.o.**

The agreement dated 20 January 2006 was concluded with ORLEN Oil Sp. z o.o. for the sale of services consisting in the analysis of sewage waste, waters, atmosphere and analyses of products and technological flows in the course of the production. The value of services sold in 2006 amounted to PLN 1,982 thousand.

- **ORLEN Oil Sp z o.o.**

1. Annex dated 31 May 2006, extending the Factoring Services Agreement concluded with BPH PBK S.A. until 30 September 2006. The value of limits awarded under the said agreement amounts to:
   - factoring without retrocession: PLN 25,800 thousand.
   - factoring with retrocession: PLN 9,200 thousand.

   The agreement was not prolonged for a further term.
2. Annex dated 31 May 2006, extending the Framework Agreement for financing trade receivables for the Paylink platform concluded with Bank Handlowy S.A. until 30 September 2006 up to the total limit of PLN 23,000 thousand. The agreement was extended by an annex dated 29 September 2006 until 30 September 2007.

- **Petrotel Sp. z o.o.**

On 30 May 2006, the company concluded a credit facility agreement with Bank PKO BP S.A. in the amount of PLN 2,800 thousand for financing an investment "Vision monitoring, development of the telecommunications network, expansion of a broad-band subscriber's network".

- **Rafineria Trzebinia S.A.**

1. In 2006, an agreement for distribution of Ekoterm light heating oil dated 7 March 2003 continued in force. Under the said agreement, Rafineria Trzebinia was operating as the Authorized Dealer of PKN ORLEN S.A. Heating Oil The value of Ekoterm Plus bought in 2006 based on the said agreement did not exceed PLN 44 million.
2. On 17 August 2004, an agreement with Ewico Sp. z o.o. was concluded for deliveries of crude rape oil in the amount of 25,000 T/ year. The agreement expired on 24 August 2006. A volume of 22,000 tonnes of rape oil was delivered based on the above agreement of a value of PLN 55 million.
3. In 2006, an agreement concluded with Bodaczów Sp. z o.o. on 20 July 2005 continued in force. Based on the agreement deliveries of crude rape oil in the amount of 15,000 tonnes per year were guaranteed. The agreement remains in force until 20 July 2010. In 2006, a volume of 8,800 tonnes of rape oil was delivered of a net value of PLN 22 million.
4. On 28 December 2005, an agreement for the delivery of methanol from Miderhelm GmbH was signed, effective as of 1 January to 31 December 2006 Under the agreement an amount of 2,200 tonnes of methanol of a value of PLN 3.3 million was delivered. On the same day, an agreement with z J&S Energy S.A. in force until 31 December 2006 was executed. On the basis of the agreement, an amount of 8,000 tonnes of methanol of a value of 11.4 million was delivered.
5. On 4 January 2006, an agreement with PKN ORLEN S.A. was concluded for the deliveries of diesel oils and motor gasoline based on prices calculated in accordance with market quotations. On the same day, another agreement for the delivery of the above-mentioned product against spot prices based on pricelists published by PKN ORLEN S.A. was concluded. The value of purchases made under the said agreements did not exceed PLN 492 million.

- **Rafineria Nafty Jedlicze S.A.**

1. Lease Agreement dated 19 December 2005, concluded with ORLEN Oil Sp. z o.o. on leasing of the Unit for the production of Oils and Lubricants together with a part of day-to-date activity connected with the operation of the said unit. The agreement entered into force as of 1 January 2006.
2. Agreement with PKN ORLEN S.A. for a comprehensive, exclusive and independent operation of Solvents installation was executed.
3. Agreement with PKN ORLEN S.A. for the sale of "Ekoterm Plus" heating oil.
4. Agreements for the supply of base raw materials, including the most important agreements for the delivery of crude oil were concluded with the following suppliers: „J&S Energy" S.A. w Warszawie, „Baltex Inc" Sp. z o.o. w Warszawie, PGNiG S.A. w Warszawie, Sanoku branch, PKN ORLEN S.A., UNIMOT EXPRESS Sp. z o.o. w Warszawie, BMP Trading GmbH Niemcy, LAMA – Petr Lamich, Czechy.
5. Investment credit facility agreement concluded in September 2006 with ING Bank Śląski S.A. The funds granted under the credit facility are to finance a unit for the production of solvents up to PLN 15.5 million.

- **Petrolot Sp. z o.o.**

1. In 2006 a financial leasing agreement, which was executed with ING LEASE (Polska) Sp. z o. o. for a period of 7 years, have remained in force. The agreement related to :
   - 50 tank cars – concluded 10 May 2000;
   - 12 tank cars – concluded 8 October 2001.
2. On 18 December 2002, a financial leasing agreement was concluded with BRE Leasing Sp. z o.o. for a period of 5 years with respect to using of five Esterer aircraft bowers, one Esterer tank tailor and automatic distribution system of aviation fuel.
3. In 2006, a financial leasing agreement for the lease of seven rail cisterns was concluded with Fortis Lease Polska Sp. z o.o. for a period of 7 years.
4. On 17 February 2005, the company concluded a financial leasing agreement for a period of 7 years with Handlowy Leasing S.A. The object of the agreement is the lease of seven Esterer aircraft bowers and two Esterer tank trailers.
5. On 21 June 2005, a financial leasing agreement was signed for a term of 7 years with Handlowy Leasing S.A for using two Esterer aircraft bowers.
6. In April 2006, third party insurance agreement in connection with the operation of PETROLOT up to the guaranteed sum of USD 500 million was renewed.

- **ORLEN Projekt S.A.**

1. Agreement with PKN ORLEN SA executed on 24 January 2006 for the restructuring of the Warehousing Base in Świnoujście. ORLEN Projekt S.A. is the leader of the Consortium. The project will be completed by 31 July 2007. The value of the agreement amounts to PLN 29.9 million.
2. Agreement with Agat Sp. z o.o. entered to on 11 April 2006 on the refurbishment of Żurawica Warehousing Base. ORLEN Projekt S.A. is a member of the Consortium. The project will be finished by 31 July 2007. The anticipated value of the agreement amounts to PLN 3.9 million.
3. Agreements with PKN ORLEN SA signed on 29 November 2006 on the construction of unit dispensing methyl esters to diesel oil at warehousing bases in Gdansk, Szczecin, Nowa Sól, Ostrów Wlkp., Wrocław and Mościska. The project will be ready for using by 30 September 2007 The total value of the agreements amounts to PLN 35.0 million.

INFORMATION ON KEY PRODUCTS AND SERVICES, MARKETS AND SOURCES OF SUPPLY, INCLUDING LIST OF PARTICULAR SUPPLIERS

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Major suppliers	Sales revenues (in PLN thousand)
Parent Company				
PKN ORLEN S.A.	gasoline, leaded petrol, diesel oil, heating oil, special oils, lube oils, asphalt, polyethylene, polypropylene ethylene, propylene, butadiene, glycols, phenol, acetone	domestic market and export	J&S Service&Investment Ltd, Fisotra, Petraco, KD Petrotrade, PGNiG	33,501,034
Subsidiaries				
Unipetrol capital group				13,049,034
UNIPETROL a.s.:	advisory and consulting services			
Chemopetrol a.s.	polyethylene, polypropylene ethylene, propylene, benzene fraction C4, fraction C5, fraction C9, BTX, ethanol, OXO alcohols, ammonia, carbamide	Czech Republic and foreign markets	Unipetrol Rafinerie a.s.	-
Kaucuk a.s.	E-SBR, EPS, CPS, butadiene, raffinate II, ABS	Czech Republic and foreign markets	Chemopetrol a.s.	-
Spolana a.s.	PVC, caprolactam, NaOH	Czech Republic and foreign markets	Chemopetrol a.s.	-
Unipetrol Rafinerie a.s.	Diesel oil, gasoline raw materials for pyrolysis , HCVD, LPG, Jet, asphalt, propylene, raw materials for POX	Czech Republic and foreign markets	PKN ORLEN S.A.	-
Paramo a.s.	raw materials for pyrolysis, diesel oil, LFO (light fuel oil), HFO (heavy fuel oil), asphalt, greases and oils	Czech Republic and foreign markets	Unipetrol Rafinerie a.s.	-
Benzina a.s.	gasoline, diesel oil	Czech Republic	Unipetrol Rafinerie a.s.	-
Unipetrol Trade a.s.	HDPE (high density polyethylene) , polypropylene, PVC, polystyrene, benzene, cyclohexanone, caprolactam, acids, caustic soda, pigments, ammonia, carbamide, ammonium nitrate	Western Europe and Russia, Romania, Ukraine, Bulgaria and Turkey	companies from the Unipetrol Capital Group	-
Ceska Rafinerska a.s.	gasoline, diesel oil raw materials for pyrolisis, HCVD, LPG, Jet, asphalts, propylene, raw materials for POX, oils	Czech Republic	-	-
Mazeikiu capital group *)	Gasoline, diesel oil	Lithuania	PKN ORLEN S.A.	-
Anwil capital group	ammonium nitrate, CANWIL – nitro-chalk, ammonia, PCV, soda lye, caustic soda, soft and hard granulate products	domestic market and export	PKN ORLEN S.A., PGNiG S.A., IKS SOLINO SA	1,980,117
Rafineria Trzebinia capital group	motor spirits, diesel and heating oil, FAME Biodiesel, BIO diesel oil, crude oil semi-products, paraffin for candles	domestic market and export (Europe)	PKN ORLEN, Ewico, Bogaczów, J&S Energy., Miderhelm Gmbh; Fabryka Parafin Naftowax, Energomedia., PGNiG, ENION, Orlen	1,118,389

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Major suppliers	Sales revenues (in PLN thousand)
	and lights, paraffin emulsion and waxes for wood, paraffin medicines, candle products		Oil.	
Rafineria Nafty Jedlicze capital group	motor spirits, diesel and heating oil, lube oil and special oils, greases oil, base oil	domestic market and export (Slovakia)	PKN ORLEN, PGNiG, Unimot Express, BMP Trading GmbH, Konsorcjum Olejów Przepracowanych	360,572
ORLEN-Oil capital group	lubricants, base oils, other oil products, maintenance fluids	domestic market and export	PKN ORLEN S.A.	708,858
ORLEN Asfalt Sp. z o.o.	road asphalt BITREX, modified asphalt ORBITON and industrial asphalt, bitumen products, glue, transportation services	domestic market and export (Hungary, Lithuania, Germany, Czech Republic, Romania, Ukraine)	PKN ORLEN S.A. Kraton Polska, ORLEN Oil Sp. zo.o..	694,428
IKS Solino S.A.	brine for trading, evaporated brine, domestic salt, iodine sodium, salt tablets, bagsy, salt for pickling, compact salt, fuel storage service at PMRiP	domestic market and export (Europe)	ORLEN Oil, Ciech – Janikosoda, Ciech - Soda Mątwy, Anwil, Marma Polskie Folie Rzeszów, Opus Kraków, Galaktyk, Storaenso, Ostrołęka, Eurologistic Poznań, FM Logistick Mszczonów	113,589
ORLEN PetroTank Sp. z o.o.	motor spirits, diesel oil, heating oil and liquid gas	Poland (podkarpackie, malopolskie świętokrzyskie, opolskie, slaskie voivodeship)	PKN ORLEN S.A., ORLEN Petrocentrum Sp. zo.o.	1,100,065
ORLEN PetroProfit capital group	motor spirits, heating, engine and industrial oils, diesel oil, LPG	Eastern Poland	ORLEN PetroCentrum, Realgas, PKN ORLEN, Rafineria Trzebinia, BP POLSKA, PETROFIX, Skotan, J&S Energy, Petrax, Kolgard ITC Ltd, Petrooktan, Eko-Service, Petromont, ORLEN PetroZachód, ORLEN Transport Lublin, SEMI, COPAR, Nijman/Zeetank International Transport, BM Reflex.	636, 925
ORLEN PetroCentrum Sp. z o.o.	motor spirits, diesel oil, heating oil and liquid gas, non-liquid products	Poland	PKN ORLEN, ORLEN Gaz, BP Polska, ORLEN PetroProfit, J&S ENERGY, Milo, ORLEN Transport Płock.	2,967,092
Petrolot Sp. z o.o.	Jet A-1 aviation fuel, 100LL aviation gasoline, automobile gasoline	domestic and foreign airlines at Polish airports, sale of automobile gasoline in Warsaw, Gdansk and Poznań	PKN ORLEN,Agencja Rezerw Materiałowych, Grupa Lotos, Ośrodek Badawczo Rozwojowy Przemysłu Rafineryjnego w Płocku	841,933
ORLEN PetroZachód Sp. z o.o.	motor spirits, diesel oil, city diesel, Biodiesel, heating oil, LPG, plastics	Poland: Wielkopolskie, Lubuskie and Dolnośląskie voivodeship	PKN ORLEN, ORLEN PetroCentrum, Basell ORLEN Polyolefins.	603,293
ORLEN Morena Sp. z o.o.	motor spirits, diesel oil, heating oil, LPG	Northern Poland	ORLEN PetroCentrum, PKN ORLEN, ROMGAZ	604,995
Ship - Service capital group	Intermediate Fuel Oil (IFO), Marine Diesel Oil (MDO), Marine Gas Oil (MGO)	sea and inland navigation, fishery harbors (Poland and	PKN ORLEN, Tintrade Ltd, AS Bominflot Estonia, TELF AG, Grupa Lotos.	297,593

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Major suppliers	Sales revenues (in PLN thousand)
		abroad)		
ORLEN Gaz Sp. z o.o.	liquid gas	domestic market, export (Slovakia, Czech Republic, Germany)	PKN ORLEN, Gaspol, BP Polska, Unipetrol Rafinerie, Bałtyk – Gaz.	755,451
ORLEN Deutschland AG	motor spirits, diesel oil, heating oil,	Northern Germany	BP, Shell, Mabanaft, Holborn,	8,858,996
ORLEN Automatyka Sp. z o.o.	installation, repair and maintenance services of control and measuring tools and devices	domestic market	Zakłady Automatyki POLNA, ASE, Kauko Metek, Atmoservice, Metso Automation GmbH, Sema, Klinger Polska, PPH MAR-JAN, Micol P.H.P., AMPER , PHU ELGAL, Emerson Process Management , Endress+Hauser Polska, INTROL Honeywell, POLYCO, Krohne Polska, ANTYCOR Controls, KLIMA-THERM, SFM Filtry Łuczak, Kujawska Fabryka Manometrów ALF-Sensor, Linde Gaz Polska Sp. z o.o. BOC Gazy, Okręgowy Urząd Miar	24,401
ORLEN Wir Sp. z o.o.	repair services of compressors and turbines	Poland	Neo-Tec, ZBA, Hartmak, Transfer, Transfer-Bis, Alfa, Euro-tech, Gaz-Tech, Achtel, Ewan, Solmet, Hydrof, Maden, Zielonka	13,578
ORLEN Transport Płock Sp. z o.o.	provision of TDG services, transport of goods, passenger transport, forwarding, services relating to construction machines, repair and maintenance, sale of Petrygo and Ekoterm fuels transportation of chemical agents	Poland and Europe	PKN ORLEN	109,629
ORLEN Transport Szczecin Sp. z o.o.	transportation services	Poland: zachodniopomorskie, lubuskie, wielkopolskie, pomorskie voivodeship	PKN ORLEN	4,575
ORLEN Transport Kraków Sp. z o.o.	transportation services	domestic and foreign markets	PKN ORLEN, ORLEN PetroTank, ORLEN Oil, KrakGaz	29,123
ORLEN Transport Nowa Sól Sp. z o.o.	transportation services, sale of fuels	Poland: lubuskie, dolnośląskie and partly zachodniopomorskie voivodeship	ORLEN Morena, Opony Serwis Piechnik, Suder Plus Świętno, Auto Service Przylep, Frączak Wrocław	27,396
ORLEN Transport Słupsk Sp. z o.o.	transportation services, services relating to motor-driven vehicles, sale of fuels	domestic and foreign market	PKN ORLEN	32,158
ORLEN Transport Olsztyn Sp. z o.o.	transportation services, sale of fuels	domestic market	PKN ORLEN, ORLEN Morena.	23,556
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	transportation services	domestic and foreign market	PKN ORLEN, ORLEN PetroTank, ORLEN Oil	15,304
ORLEN KolTrans Sp. z o.o.	lease and maintenance of tankers, sale of services: license-requiring transportation, maintenance of DEC cars	Poland	PKN ORLEN, ORLEN PetroCentrum, Hagans, Petro Mechanika, Transchem, Tender, Transpol, ORLEN Transport Płock , PKP PLK, ZNPS Malbork, Ekonaft Bolesławiec, Spedkol	80,596

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Major suppliers	Sales revenues (in PLN thousand)
Petrotel Sp. z o.o.	telecommunications services, GSM connection services, goods and materials	Płock and and Stara Biała commune	Exatel, Limex, Polkomtel, ERA GSM PTC	30,709
ORLEN Projekt S.A.	planning and designing, investment start-up general realization of investments, investment supervision, investor substitution, printing	domestic market	HENCZKE Budownictwo Płock, A.Wałęsa, K.Rybicki, L.Malara Płock, KB Pomorze Gdańsk, PETRO WodKan, AGAT, TOREX, MERRID Controlls Łódź, PHU Wereszczyński Płock	45,444
ORLEN Medica Sp. z o.o.	provision of health-care related services	domestic market	Konsultacje i hospitalizacje - CSK WIM, LEWANDPOL, PKN ORLEN, Euromed, Wojewódzka Stacja Pogotowia Ratunkowego i Transportu Sanitarnego, GlaxoSmithKline, Apteka VITA	13,862
ORLEN Laboratorium Sp. z o.o.	laboratory services, analysis of petrochemical products, analysis In the area of enviromental care, additional services	domestic and foreign market (Germany)	PKN ORLEN, Petrotel, Polkomtel ORLEN Medica,ROFA Laboratory Inkom Instruments Co., Perlan Technologies, PERKIN Elmer, P.U. Zieleń, POCh, Boc Gazy, Messer, Tusnovics Instruments Polska, Optimal, Andy	42,605
ORLEN Powiernik Sp. z o.o.	trust and other services to the benefit of PKN ORLEN	Płock	PKN ORLEN	0
ORLEN Budonaft Sp. z o.o.	construction and installation production within the scope of construction and maintenance of gas stations production of steel constructions	Poland	Brugg, Gamart, Biel-stal, Elektret, Deiterman, Roya-hurt, Rohe	26,736
ORLEN Eko Sp. z o.o.	waste management services	domestic market	SITA Starol Chorzów, Petro WodKan, ZBA, PKN ORLEN, Ciba Speciality Chemicals Hungary Limited.	14,555
ORLEN Administracja Sp. z o.o.	real estate management, office management, printing, records keeping, additional services, services to the benefit of purchase and warehousing offices ,VITAY	domestic market	PKN ORLEN	11,201
ORLEN Księgowość Sp. z o.o.	payroll services, bookkeeping services, stock-taking services for the benefit of companies	domestic market	PKN ORLEN, DELL, P.H.U. Studio Wyposażenia Wnętrz, Lyreco Polska, Płocki Park Przemysłowo-Technologiczny, Centrum Edukacji.	5,577
ORLEN Prewencja Sp. z o.o.	work security and hygiene related services, fire protection, environmental protection, servicing life-saving and fire-fighting equipment	domestic market	PKN ORLEN, DELL.	4,478
ORLEN Upstream Sp. z o.o.	supporting the development of PKN ORLEN S.A. within the scope of prospecting and exploration	domestic and foreign market	Wollen Consulting Limited, Seferoyich Patrick, Bankowe Biuro Podróży Trayelbank, Regus Business Centre Capital Plaza, Gaffney, Cline Associates, Kancelaria Prawna Radcy Prawnego Aleksandra Kretkiewicz, Koktem Group Ltd, Wood Mackenzie.	2,268
Etylobenzen Płock Sp. z o.o.	production and slaes of organic chemicals.	domestic and foreign market	PKN ORLEN	-
Orlen Holding Malta Limited	investing in shares of other companies, undertakings, joint – ventures, consortia and	domestic and foreign market	-	-

Consolidated companies	Basic products, goods and services	Markets (areas of operation)	Major suppliers	Sales revenues (in PLN thousand)
	syndicates			
Orlen Insurance Ltd	property incurance activityw of the PKN ORLEN group	domestic and foreign market	-	55,131
Jointly controlled companies				
Basell Orlen Polyolefins Sp. z o.o.	polyethylene, polypropylene, sale of imported products, agency services to the benefit of Basell Polyolefins Company	domestic market and export	PKN ORLEN, Karl Schmidt Spedition GmbH & Co. K, LKW Walter, International, Mexem, Bertschi AG Durrenasch, Equus, Hoyer-Talke GmbH&Co.	1,368,557
Płocki Park Przemysłowo -Technologiczny S.A.	advisory services with respect to business activity and management. Holding management, general construction civil ingeneering	domestic market	PKN ORLEN	591
Associate companies				
Polkomtel S.A.	telecommunications services	domestic market	-	7,359,014
NOM Sp. z o.o.	telecommunications services	domestic market	-	33,161
Chemiepetrol Sp. z o.o.	butyl acetate, PVC, xylene, MEG, copper sulfate	Germany	PKN ORLEN, Dwory, Ciech	17,953

*) due to insignificant impact on the consolidated income statements of PKN ORLEN Capital Group for 2006 the income statement of Mazeikiu capital group for the period from 15 December 2006 to 31 December 2006 was not included into the consolidated income statement of PKN ORLEN Capital Group for the year ended on 31 December 2006

TRANSACTIONS WITH RELATED ENTITIES

Transactions between the Parent Company and related entities where the value of a single transaction or the total value of transactions in 2006 has exceeded a PLN equivalent of EUR 500 thousand:

No.	Party to a transaction	Sales in PLN thousand	Purchases in PLN thousand
1.	ORLEN Gaz Sp. z o.o.	356,200	538,728
2.	ORLEN PetroProfit Sp. z o.o.	75,007	19,773
3.	ORLEN PetroTank Sp. z o.o.	91,684	30,724
4.	Inowrocławskie Kopalnie Soli "SOLINO" S.A.	1,147	30,961
5.	ORLEN PetroCentrum Sp. z o.o.	2,937,878	2,287
6.	PETROLOT Sp. z o.o.	702,768	3,529
7.	Petrotel Sp. z o.o.	665	7,743
8.	Rafineria Trzebinia S.A.	539,938	45,049
9.	ORLEN Medica Sp. z o.o	157	5,131
10.	ORLEN PetroZachód Sp. z o.o.	38,722	10,727
11.	ORLEN Projekt S.A.	122	15,413
12.	ORLEN Ochrona Sp. z o.o.	2,423	33,755
13.	Wisła Płock Sportowa S.A.	15	6,783
14.	Zakład Budowy Aparatury S.A.	1,232	4,777
15.	ORLEN Transport Płock Sp. z o.o.	72,039	33,446
16.	ORLEN Automatyka Sp.z o.o.	392	19,112
17.	ORLEN Wir Sp. z o.o.	509	7,990
18.	ORLEN Budonaft Sp. z o.o.	1,001	25,079
19.	Orlen Administracja	2,615	10,939
20.	Rafineria Nafty Jedlicze S.A.	57,478	127,865
21.	SHIP-SERVICE S.A.	103,398	136
22.	ANWIL S.A.	408,613	5,932
23.	ORLEN Oil Sp. z o.o.	424,818	129,371
24.	ORLEN Transport Olsztyn Sp. z o.o.	7,241	6,161
25.	ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	3,926	7,491
26.	ORLEN Transport Słupsk Sp. z o.o.	24,186	6,610
27.	ORLEN Transport Kraków Sp. z o.o.	5,010	8,571
28.	ORLEN Transport Szczecin Sp. z o.o.	902	3,511
29.	ORLEN Transport Nowa Sól Sp. z o.o.	929	13,028
30.	ORLEN Centrum Serwisowe (former Zakład Urządzeń Dystrybucyjnych)	1,455	34,452
31.	ORLEN KolTrans Sp. z o.o.	8,927	63,192
32.	ORLEN Asfalt Sp.z o.o. (former Bitrex Sp. z o.o.)	525,354	3,552
33.	ORLEN Morena Sp. z o.o.	63,840	378
34.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	2,124,732	22,032
35.	ORLEN Laboratorium Sp. z o.o.	2,261	34,932
36.	ORLEN Eko Sp. z o.o.	3,951	13,295
37.	Orlen Prewencja Sp. z o.o.	880	3,941
38.	Orlen Insurance	0	30,008
39.	Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	3,868	30,088

No.	Party to a transaction	Sales in PLN thousand	Purchases in PLN thousand
41.	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	9,150	31,609
42.	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	101	19,389
43.	Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	4,673	17
44.	KAUČUK, a.s.	33,173	0
45.	UNIPETROL RAFINÉRIE a.s.	5,732,148	56,542
46.	PARAMO, a.s.	10,484	1,387
47.	UNIPETROL, a.s	0	0
48.	Polkomtel S.A.	10,238	39,336
	Total	14,405,250	1,589,378

Transactions with related entities were translated at the exchange rate representing arithmetic average of average exchange rates published by the National Bank of Poland as at the last day of each ended month within the period from 1 January 2006 to 30 December 2006, namely of 3.8991 PLN/EUR; 3.0898 PLN/USD; 0.1345 PLN/CZK.

Transactions with related entities:

a. Transactions with members of the Management Board of the Company, their spouses, siblings, ascendants, descendants or other close relatives

In 2006 and 2005, the companies from the PKN ORLEN Capital Group did not make any advance payments, grant loans or credits, guarantees or sureties or any other agreements obliging to perform to the benefit of the Company and its related entities to the managing or supervising management or their relatives.
As at 31 December 2006 and 31 December 2005, the companies from the Group did not extend any loans the managing and supervising parties.
In 2006 and 2005, there were no significant transactions carried out with members of the Management Board or Supervisory Board of the Company, their spouses, siblings, ascendants, descendants or other close relatives.

b. Transactions with related entities carried out by the supervising persons of the Company and supervising persons of the companies from the Capital Group (in thousand PLN)

In 2006 the supervising persons of the Company and companies from the Capital Group submitted statements on transactions concluded in 2006 with related parties in accordance with the requirements of the amended IAS 24 "Related Party Disclosures".

thousand PLN	Sale	Purchase	Receivables	Liabilities
Legal persons *	79,901	210,999	5,069	40,085
Natural persons	300	-	-	-

* Transactions in the period where a person acted as a member of the Company's supervisory bodies.

c. Transactions with related parties through the managing persons of the Company and the managing persons of companies from the Capital Group

In 2006, members of management boards of the Parent Company and companies from the Capital Group did not conclude any significant transactions with related parties in accordance with the requirements of the amended IAS 24 "Related Party Disclosures".

d. Transactions of key management personnel of the Company and companies from the Capital Group with related parties

In 2006 the Company obtained on transactions concluded with related parties in accordance with the requirements of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	603	22	11	-
Natural persons	56	-	-	-

* Transactions in the period where a person acted as a key management personnel.

e. Transactions with related entities not covered by the full consolidation method were concluded in an arm's length transaction and were as follows in thousand PLN:

	Entities consolidated under equity method
Sales	
2006	28 369
2005	26 616
Purchases	
2006	160 652
2005	192 300
Short term receivables	
31 December 2006	3 748
31 December 2005	4 532
Short –term liabilities	
31 December 2006	26 137
31 December 2005	18 256

The above-mentioned transactions with related entities include the sale and purchase of petrochemical products and refurbishment, transportation and other services.

REMUNERATION, INCLUDING PROFIT DISTRIBUTION PAID AND DUE OR POTENTIALLY DUE TO THE MANAGEMENT BOARD, SUPERVISORY BOARD AND MEMBERS OF KEY MANAGEMENT, IN ACCORDANCE WITH IAS 24

Remuneration of the Management Board, Supervisory Board and key management personnel cover short-term benefits, benefits payable after the termination of the employment, other long-term benefits and payments made in connection with the termination of employment relationship paid, due or potentially due within the period in question.

a. **Remuneration of the Members of the Management Board and Supervisory Board, including key management personnel of the Company in 2006 (in thousand PLN)**

	2006
Remuneration of the Members of the Parent Company's Management Board	**19,437**
incl. remuneration paid to the Members of the Board remaining in office in 2006	14,081
potential remuneration payable to Members of the Board remaining in office in 2006	5,357
Remuneration paid to the Members of the Parent Company's Supervisory Board	**739**
Remuneration paid to the Parent Company's key management personnel:	**28,992**
incl. remuneration paid	18,953
remuneration due	10,039
Remuneration paid to the key management of the subsidiaries from the Capital Group:	**99,792**
incl. remuneration paid	84,176
remuneration due	15,616

Remuneration paid to the Members of the Supervisory Board of the Parent Company	**2006**
Konstanty Brochwicz-Donimirski	9
Robert Czapla	9
Dariusz Dąbski	54
Marek Drac-Tatoń	32
Raimondo Eggink	106
Maciej Gierej	9
Zbigniew Macioszek	100
Maciej Mataczyński	93
Krzysztof Obłój	9
Małgorzata Okońska – Zaremba	9
Andrzej Olechowski	52
Wojciech Pawlak	97
Adam Pawłowicz	25
Krzysztof Rajczewski	9
Wiesław Rozłucki	54
Adam Sęk	9
Ryszard Sowiński	54
Ireneusz Wesołowski	9
Total remuneration paid to the Members of the Supervisory Board of the Parent Company	**739**

Remuneration paid, due and potentially due in 2006 to the Parent Company' Management Board Members remaining in office in 2006

	Remuneration	Bonus for 2005	Insurance Policy	Potentially payable*	Severance pay, non-competition clause and compensation	Total
Igor Chalupec	1,939	1,250	98	1,247		**4,534**
Cezary Filipowicz	842	-	73	506		**1,421**
Wojciech Heydel	1,160	1,033	76	1,154		**3,423**
Piotr Kownacki	185	-	-			**185**
Jan Maciejewicz	1,091	776	43	600		**2,510**
Cezary Smorszczewski	1,328	626	80	643		**2,677**
Krzysztof Szwedowski	635	-	43	408		**1,086**
Paweł Szymański	854	609	51	604		**2,118**
Dariusz Witkowski**	216	196	37	194	840	**1,483**
Total	**8,250**	**4,490**	**501**	**5,356**	**840**	**19,437**

* The potentially payable yet unpaid remuneration is due to the Management Board Members in connection with the new rules and regulations of bonus-awarding system, i.e. Management by Objectives (MBO) in force from 1 January 2005. The bonus was calculated on the basis of a preliminary evaluation of realization of MBO targets of the Management Board Members carried out by the Company's Supervisory Board.

In 2005, a new motivation system for key management personnel of Parent Company and the Capital Group was introduced. The system consists in motivating through objectives, i.e. Management by Objectives (the MBO). The new system covers the Management Board and key management personnel. Managers covered by the MBO system are remunerated for the realization of individual targets, set forth at the beginning of the settlement period, and on the basis of the joint target, i.e. shareholders value added (SVA). The Supervisory Board sets targets for particular Members of the Management Board. The targets refer either to quality or quantity (measurable) and are settled in accordance with the rules adopted in the Rules and Regulations of the Bonus-awarding System after the termination of the year for which they were set.

In 2005, a new motivation system for key executive management of PKN ORLEN S.A. and the Capital Group was introduced. The system consists in the motivation through objectives, i.e. Management by Objectives (the MBO). The new system covers the Management Board and key executive management. Individuals covered by the MBO system are remunerated for the realization of individual targets, set forth at the beginning of the settlement period, and on the basis of the joint target, i.e. shareholders' value added (SVA). The Supervisory Board sets targets for particular Members of the Management Board. There are either qualitative or quantitative (measurable) targets which are settled in accordance with the rules adopted in the Rules and Regulations of the Bonus-awarding System after the end of the year for which they were set.
The management covered by the MBO system is rewarded for the realization of 4 to 8 bonus targets, which are set individually for each Employee and registered in the Target Record. They can be either quantitative or qualitative. Quantitative targets are measurable, where both the target value and the realization value are assessable, e.g. EBIT or amount of contracts executed. Each quantitative target is attributed the value of realization representing the target realization at the level of 80, 100 and 120 points accordingly. The said values are set through the Financial Department on the basis of budgets and plans adopted. When assessing the realization of particular quantitative targets, partial points are awarded in the 80-to-100 point range and 100-to-120 point range. Realization under 80 points represents „0" points value.
Qualitative targets cannot be represented in numbers, however, they can be determined in the outcome of the resulting activities. The assessment of the qualitative target realization is carried out on the basis of the Qualitative Target Realization Report submitted to a superior after the end of the year in which they were to be achieved. The realization of targets can be rewarded: 0 points (unsatisfactory), 60 points (average), 80 points (satisfactory), 100 points (very well) and 120 points (outstanding). Particular targets are attributed certain weight. The weight of a single bonus target cannot be lower then 5% or exceed 40%; the total weight of targets must equal 100%.
The value of the bonus awarded is also conditioned by the realization of the joint target, i.e. the Concern's consolidated SVA. In a case the planned SVA is realized, each employee receives a bonus in full amount. However,

when the joint target fails to be realized, all employees receive half of the generated bonus. This system enhances cooperation between the employees in order to achieve the best possible result within the whole Concern.

Remuneration of the Management Board and Supervisory Board of the Parent Company in connection with holding positions in Supervisory Boards and Management Boards of subsidiaries, jointly controlled entities and associate companies in 2006

In 2006, Members of the Management Board of PKN ORLEN S.A. holding positions of Management Board or Supervisory Board Members in subsidiaries, jointly controlled entities or associate companies belonging to the PKN ORLEN Capital Group did not receive any remuneration for holding the above-mentioned positions, except for UNIPETROL, where the remuneration due was transferred to the benefit of ORLEN Foundation "Dar Serca".
In 2006, Members of the Supervisory Board did not hold positions in Management Boards or Supervisory Boards of subsidiaries, jointly controlled entities or associate companies belonging to the PKN ORLEN Capital Group.

Remuneration of the Company's Management Board in 2006 include potential bonuses payable to the Members of the Management Board not recognized as costs in 2006, as well as include benefits paid to a former Member of the Management Board in the amount of PLN 1,289 thousand.

The position of the Company's key executive management in the period of 12 months of 2006 was held by 30 persons, including executive management personnel changes, as opposed to 40 persons in 2005. This change results from transformations of the Company's organizational structure. Under comparable conditions, the remuneration of the key executive management of PKN ORLEN for the period of 12 months of 2006 amounts to PLN 36,291 thousand.

b. Remuneration of Members of the Management Board and of the Supervisory Board and the key management personnel of the Parent Company for the year 2005 (in thousand PLN)

	2005
Remuneration of the Parent Company's Management Board Members	**26,147**
incl. remuneration paid to the Members of the Management Board remaining in office as at 31 December 2005	7,422
potential remuneration payable to Members of the Board remaining in office as at 31 December 2005	4,597
remuneration paid to other members of the Management Board	14,128
Remuneration paid to the Members of the Parent Company's Supervisory Board	**854**
Remuneration paid to the Parent Company's key management personnel:	**26,212**
incl. remuneration paid	18,604
remuneration due	7,608
Remuneration paid to the key management personnel of the companies belonging to the Capital Group:	**61,808**
incl. remuneration paid	61,624
remuneration due	184

Remuneration of the Supervisory Board Members of the Parent Company	**2005**
Jacek Bartkiewicz	118
Raimondo Eggink	101
Maciej Gierej	101
Krzysztof Lis	8
Krzysztof Obłój	22
Małgorzata Okońska – Zaremba	101
Andrzej Olechowski	51
Piotr Osiecki	79
Adam Pawłowicz	8
Adam Sęk	51
Michał Stępniewski	88
Ireneusz Wesołowski	101
Krzysztof Żyndul	25
Total remuneration of the Supervisory Board Members of the Parent Company	**854**

Remuneration paid, due and potentially due in 2005 to the Parent Company Management Board Members remaining in office as at 31 December 2005

thousand PLN	Remuneration	Bonus	Insurance policy	Potentially due*	**Total**
Igor Chalupec	1,939	315	107	1,250	**3,611**
Wojciech Heydel	1,162	-	76	1,140	**2,378**
Jan Maciejewicz	1,093	-	42	776	**1,911**
Cezary Smorszczewski	1,335	-	80	626	**2,041**
Paweł Szymański	863	-	55	609	**1,527**
Dariusz Witkowski	355	-	-	196	**551**
Total	**6,747**	**315**	**360**	**4,597**	**12,019**

* The potentially payable yet unpaid remuneration due to the Management Board Members in connection with the new rules and regulations of bonus-awarding system, i.e. Management by Objectives (MBO) in force from 1 January 2005. The bonus was calculated on the basis of a preliminary evaluation of realisation of MBO targets of the Mangement Board Members carried out by the Company's Supervisory Board.

Remuneration paid in 2005 to other members of the Parent Company's Management Board

	Remuneration	Bonus	Insurance policy	Severance pay, non-competition clause and compensation	**Total**
Sławomir Golonka	-	1,500	-	1,325	**2,825**
Krzysztof Kluzek	-	824	-	513	**1,337**
Andrzej Macenowicz*	420	1,752	103	490	**2,765**
Andrzej Modrzejewski	112	-	-	-	**112**
Jacek Strzelecki	-	1,500	-	1,234	**2,734**
Janusz Wiśniewski*	703	1,752	100	1,800	**4,355**
Total	**1,235**	**7,328**	**203**	**5,362**	**14,128**

* Potential bonus was not estimated due to the fact that the assessment of targets was not carried out.

Remuneration of the Management Board and Supervisory Board Members of the Parent Company, in connection with holding positions in Supervisory Boards and Management Boards of subsidiaries, jointly controlled entities and associated companies in 2005

In 2005, Members of the Management Board of PKN ORLEN S.A. holding positions of Management Board or Supervisory Board Members in subsidiaries, jointly controlled entities or associate companies belonging to the PKN ORLEN Capital Group did not receive any remuneration for holding the above-mentioned positions, except for UNIPETROL, where the remuneration due was transferred to the benefit of ORLEN Foundation "Dar Serca".

In 2005, Members of the Supervisory Board did not hold positions in Management Boards or Supervisory Boards of subsidiaries, jointly controlled entities or associate companies belonging to the PKN ORLEN Capital Group.

Remuneration of the Company's Management Board in 2005 include potential bonuses payable to the Members of the Management Board that was not recognized as costs in 2005, as well as include remuneration paid together with an annual bonus to five former Members of the Management Board in the amount of PLN 12,802 thousand, including PLN 5,362 thousand severance pay (compensation stipulated for holding the position of the Management Board Member due after the termination or expiry of a contract in accordance with the provisions of the relevant contracts, including non-competition agreements). Part of remuneration packages, in the amount of PLN 10,500 thousand, paid to the former members of the Management Board in 2005 was recognized as costs in 2004

FEE PAYABLE UNDER AN AGREEMENT WITH AN ENTITY AUTHORIZED TO AUDIT FINANCIAL STATEMENTS, DUE OR PAID IN CONNECTION WITH THE AUDIT AND REVIEW OF FINANCIAL STATEMENTS.

In the period covered by the foregoing report, KPMG Audyt Sp. z o.o. remains the Auditor of the Company. Under the agreement executed on 30 May 2005 for the period of 2005 to 2007, effective from the second quarter of 2005, the Auditor carries out interim reviews and audit of the Company's unconsolidated financial statements and consolidated financial statements of the Capital Group.
The review of the Company's unconsolidated financial statements and consolidated financial statements of the Capital Group for the first quarter of 2005 was carried out by Ernst & Young Audit Sp. z o.o. upon the agreement entered into on 18 January 2005.

In thousand PLN

	For the year ended 31 December 2006	For the year ended 31 December 2005
Fees payable for audit by KPMG Audyt Sp. z o.o.*	1,414	1,537
Fees payable for related services by KPMG Audyt Sp. z o.o.**	1,282	811
Fees payable for audit by Ernst & Young Audit Sp. z o.o.*	-	1,285
Fees payable for related services by Ernst & Young Audit Sp. z o.o.**	-	1,451
Fees payable for audit in relation to subsidiaries	4,754	5,852
Fees payable for related services in relation to subsidiaries	197	944
	7,647	11,880

* The audit fees include amounts payable to the entity authorized to audit financial statements in relation to professional services consisting in auditing financial statements of the Company's unconsolidated financial statements and the consolidated financial statements of the Capital Group, as well as in review of the quarterly and half-yearly financial statements of the same.

** The fees payable for related services include other amounts paid to the entity authorized to audit financial statements. The fees cover services connected with audit or review of the Company's unconsolidated financial statements and the consolidated financial statements of the Capital Group, other than covered by the item "Fees payable for the audit".

In 2005, a procedure on soliciting additional services with the chartered accountant and entities related with the latter was introduced at the Company. The Audit Committee of the Supervisory Board makes the decision on awarding contracts to the Auditor for additional services.

CONTRACTS BETWEEN THE ISSUER AND CORPORATE EXECUTIVES STIPULATING COMPENSATION (*GOLDEN HANDSHAKE*) IN CASE THE SAID MEMBERS RESIGN OR ARE DISMISSED FROM THEIR POSITIONS WITHOUT IMPORTANT REASON

The contracts concluded between the issuer and corporate executives provide for a specific severance pay in case of termination of those contracts as a consequence of dismissal from the position held or a non-competition clause binding after the termination or expiry of employment contract.

The issuer has signed with the executive management contracts which stipulate the payment of remuneration in connection with:

- termination of employment contract as a result of dismissal of a management board member from his/her position - the amount of severance pay does not exceed the amount of base remuneration due for a period of 12 months;
- non-competition clause binding after the termination or expiry of employment contract - the severance pay does not exceed the amount of base remuneration due for a period of 12 months.

CHANGES IN THE COMPOSITION OF THE MANAGING AND SUPERVISORY BODIES OF THE PARENT COMPANY AND OTHER COMPANIES WITHIN THE PKN ORLEN CAPITAL GROUP IN THE COURSE OF 2006

Management Board Members of the Parent Company are appointed and dismissed by the Supervisory Board. In the course of 2006, the following persons have been appointed as Members of the Management Board of the Parent Company:

Igor Chalupec	President of the Management Board, Chief Executive Officer
Wojciech Heydel	Vice-President of the Management Board, Chief Sales Officer
Piotr Kownacki	Vice-President of the Management Board, Audit and Regulations Office from 23 October 2006
Jan Maciejewicz	Vice-President of the Management Board, Cost Management
Cezary Smorszczewski	Vice-President of the Management Board, Chief Investment Officer
Cezary Filipowicz	Vice-President of the Management Board, Upstream and Crude Procurement from 2 January 2006
Krzysztof Szwedowski	Member of the Management Board, Organization and Capital Group from 31 March 2006
Paweł Szymański	Member of the Management Board, Chief Financial Officer.
Dariusz Witkowski	Member of the Management Board, Organisation until 31 March 2006

Supervisory Board Members of the Parent Company are appointed by the General Shareholders' Meeting. In 2006, the Company's Supervisory Board was composed of the following members:

Jacek Bartkiewicz	Chairman of the Supervisory Board until 31 January 2006
Dariusz Dąbski	Chairman of the Supervisory Board from 31 January 2006 to 26 June 2006
Maciej Mataczyński	Member of the Supervisory Board from 31 January 2006 to 9 November 2006 Secretary of the Supervisory Board from 14 February 2006 Chairman of the Supervisory Board from 27 June 2006
Zbigniew Macioszek	Member of the Supervisory Board from 31 January 2006 Chairman of the Supervisory Board from 30 November 2006
Andrzej Olechowski	Vice-Chairman of the Supervisory Board until 27 June 2006
Wojciech Pawlak	Member of the Supervisory Board from 31 January 2006 Vice-Chairman of the Supervisory Board from 5 July 2006

Ryszard Sowiński	Member of the Supervisory Board from 27 June 2006 Secretary of the Supervisory Board from 5 July 2006
Ireneusz Wesołowski	Secretary of the Supervisory Board until 31 January 2006
Konstanty Brochwicz-Donimirski	Member of the Supervisory Board from 30 November2006
Robert Czapla	Member of the Supervisory Board from 30 November 2006
Marek Drac-Tatoń	Member of the Supervisory Board from 11 September 2006
Raimondo Eggink	Member of the Supervisory Board
Maciej Gierej	Member of the Supervisory Board until 31 January 2006
Krzysztof Obłój	Member of the Supervisory Board until 31 January 2006
Małgorzata Okońska - Zaremba	Member of the Supervisory Board until 31 January 2006
Adam Maciej Pawłowicz	Member of the Supervisory Board until 28 March 2006
Krzysztof Rajczewski	Member of the Supervisory Board from 30 November 2006
Wiesław Rozłucki	Member of the Supervisory Board from 27 June 2006
Adam Sęk	Member of the Supervisory Board until 31 January 2006

Composition of the Management and Supervisory Bodies in the companies of the PKN Orlen Capital Group subject to consolidation as at 31 December 2006 (presented below Supervisory Board Members include only those representing the Parent Company)

The most important companies as per business segments, when considering turnover and equity:

Unipetrol a.s.	Management Board	Francois Vleugels Marek Mroczkowski Dariusz Marzec Petr Bodlák Ivan Ottis
	Supervisory Board	Igor Chalupec - Chairman Cezary Smorszczewski Paweł Szymański Czesław Bugaj Rafał Kapler Wojciech Lorenc Piotr Kearney Dariusz Marek Formela Paweł Jasiński
AB Mazeikiu Nafta	Management Board	Igor Chalupec – Prezes Piotr Kownacki, Jan Maciejewicz, Paweł Szymański, Krystian Pater, Paul Nelson English
	Supervisory Board	Marek Moroz – Chairman Czesław Bugaj Marcin Wasilewski Piotr Kearney Wojciech Wróblewski Rafał Zwierz
Rafineria Trzebinia S.A.	Management Board	Grażyna Kuś-Jach - President Piotr Prusakiewicz
	Supervisory Board	Jerzy Pazura - Chairman Kazimierz Mosiński, Renata Rosiak, Ivan Ottis, Mateusz Markiewicz, Paweł Maślakiewicz.
Rafineria Nafty Jedlicze S.A.	Management Board	Krzysztof Janas - President Andrzej Płocic
	Supervisory Board	Czesław Bugaj, Krzysztof Szwedowski, Dariusz Nowaliński, Ivan Ottis, Mateusz Markiewicz, Paweł Maślakiewicz.
IKS „Solino" S.A.	Management Board	Andrzej Malinowski - President Piotr Mroziński, Jolanta Uzarczyk-Gerus,
	Supervisory Board	Krzysztof Szwedowski - Chairman Marek Bakuła, Elwira Lewtak, Dariusz Nowaliński, Mirosław Osiecki, Marcin Belowski

Anwil S.A.	Management Board Supervisory Board	Benedykt Michewicz - President Teresa Szeligowska, Krzysztof Kamiński, Paweł Szymański - Chairman Czesław Bugaj. Jacek Bartmiński, Rafał Kapler
ORLEN - Oil Sp. z o.o.	Management Board Supervisory Board	Milan Kuncir - President Mieczysław Markiewicz, Gustaw Duda Krzysztof Szwedowski - Chairman Czesław Bugaj Ivan Ottis, Mateusz Markiewicz, Dariusz Nowaliński, Paweł Maślakiewicz. Marek Szywacz
Basell Orlen Polyolefins Sp. z o.o.	Management Board Supervisory Board	Hartmut Lueker - President Karol Marek Sęp, Willem Adolf Eduardus Waelput, Robert Bednarski Jan Maciejewicz, Czesław Bugaj.
ORLEN Asfalt Sp. z o.o.	Management Board Supervisory Board	Piotr Heinrich - President Andrzej Zdzienicki, Jacek Podgórski Krystian Pater - Chairman Dariusz Kusiak, Mateusz Markiewicz, Waldemar Zaborowski, Hanna Wolińska.

Fuel companies:

ORLEN PetroTank Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Grażyna Tomala, Jacek Stodółkiewicz Piotr Solka - Chairman Jerzy Pazura, Aneta Pankowska
ORLEN PetroProfit Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Grażyna Tomala, Aneta Pankowska - Chairman Piotr Solka Krzysztof Kosiński
ORLEN PetroCentrum Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Grażyna Tomala, Paweł Wysocki Aneta Pankowska - Chairman Piotr Solka Krzysztof Kosiński
Petrolot Sp. z o.o.	Management Board Supervisory Board	Jan Kujawa - President Wojciech Kotlarek, Krzysztof Czujkowski Kazimierz Klęk - Chairman Paweł Maślakiewicz,
ORLEN PetroZachód Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Grażyna Tomala, Wojciech Jański Aneta Pankowska - Chairman Piotr Solka Krzysztof Kosiński

Ship – Service S.A.	Management Board Supervisory Board	Jacek Szafrański – President Anna Rotter, Tomasz Konieczny Dariusz Kusiak - Chairman Rafał Biczyk, Rafał Jędrzejewski, Ewa Kowalska – Chodubska
ORLEN Morena Sp. z o.o.	Management Board Supervisory Board	Jacek Kołodziejczyk - President Grażyna Tomala, Izabella Olszewska Aneta Pankowska - Chairman Piotr Solka Krzysztof Kosiński
ORLEN Deutschland AG	Management Board Supervisory Board	Krzysztof Żak - President Josef Niedworok, Olivier Michels Wojciech Heydel - Chairman Grażyna Szajgin, Dariusz Kusiak, Jerzy Pazura, Anna Walczowska, Rolad Makieła

Company trading in liquid gas:

ORLEN Gaz Sp. z o.o.	Management Board Supervisory Board	Tomasz Grzela - President Bernard Cichocki Wojciech Heydel - Chairman Dariusz Kusiak, Jerzy Pazura, Hanna Wolińska

PKN ORLEN S.A. maintenence companies:

ORLEN Automatyka Sp. z o.o.	Management Board Supervisory Board	Kazimierz Będejewski - President Jerzy Klatte Zdzisław Nicewicz - Chairman Renata Rosiak, Marcin Wasilewski.
ORLEN Wir Sp. z o.o.	Management Board Supervisory Board	Józef Świątczak - President Witold Kapela Zbigniew Belka – Chairman Renata Rosiak, Marcin Wasilewski.

PKN ORLEN S.A.transportation companies:

ORLEN Transport Płock Sp. z o.o.	Management Board Supervisory Board	Jerzy Jasiński - President Roman Rutecki, Remigiusz Miecznikowski Marek Bakuła - Chairman Anna Jasińska, Krzysztof Ościłowicz
ORLEN Transport Szczecin Sp. z o.o.	Management Board Supervisory Board	Paweł Hapczyk - President Bogdan Biskupski Krzysztof Gawłowski - Chairman Anna Jasińska, Monika Kober – Stefaniak
ORLEN Transport Kraków Sp. z o.o.	Management Board Supervisory Board	Robert Zaklika - President Piotr Tuniewicz Marek Bakuła - Chairman Anna Jasińska, Monika Kober – Stefaniak

ORLEN Transport Nowa Sól Sp. z o.o.	Management Board Supervisory Board	Leszek Gnitecki - President Paweł Hapczyk Krzysztof Gawłowski - Chairman Anna Jasińska, Krzysztof Ościłowicz
ORLEN Transport Słupsk Sp. z o.o.	Management Board Supervisory Board	Wiesław Idźkowski - President Sławomir Myśliński Krzysztof Gawłowski - Chairman Anna Jasińska, Krzysztof Ościłowicz
ORLEN Transport Olsztyn Sp. z o.o.	Management Board Supervisory Board	Tadeusz Kowalczyk - President Edward Klecha Krzysztof Gawłowski - Chairman Anna Jasińska, Monika Kober – Stefaniak
ORLEN Transport Kędzierzyn Koźle Sp. z o.o.	Management Board Supervisory Board	Robert Zaklika - President Piotr Tuniewicz Krzysztof Gawłowski - Chairman Anna Jasińska, Monika Kober – Stefaniak
ORLEN KolTrans Sp. z o.o.	Management Board Supervisory Board	Andrzej Małecki - President Andrzej Dorosz, Dorota Szewczyk-Kopcińska Marek Bakuła - Chairman Marcin Jeżewski Monika Kober-Stefaniak, Adam Woźniak, Małgorzata Olaszkiewicz Mirosław Osiecki

Other companies:

Petrotel Sp. z o.o.	Management Board Supervisory Board	Marian Ostrowski - President Ewa Raczyńska, Janusz Sawicki Andrzej Łobodziński - Chairman Piotr Wawak
ORLEN Projekt S.A.	Management Board Supervisory Board	Wiesław Gontarek – President Andrzej Czarzasty Eugeniusz Korsak - Chairman Małgorzata Olaszkiewicz, Marcin Wasilewski
ORLEN Medica Sp. z o.o.	Management Board Supervisory Board	Paweł Reszelski - President Monika Bernacka Wojciech Lorenc - Chairman Jerzy Adamus, Małgorzata Olaszkiewicz, Jacek Bielecki
ORLEN Laboratorium Sp. z o.o.	Management Board Supervisory Board	Józef Więckowski - President Adam Wiśniewski Dariusz Formela – Chairman Małgorzata Olaszkiewicz Cezary Chojnowski Piotr Giżyński
ORLEN Powiernik Sp. z o.o.	Management Board Auditing Commission	Arkadiusz Lewtak- President Mateusz Markiewicz - Chairman Iwona Zawidzka Robert Czekaj

ORLEN Budonaft Sp. z o.o.	Management Board Supervisory Board	Zygmunt Frankowski – President Beata Zawiłło, Michał Miklas Marcin Jeżewski - Chairman Walenty Cywiński, Rafał Jędrzejewski, Arkadiusz Lewak, Dariusz Kusiak
ORLEN Eko Sp. z o.o.	Management Board Supervisory Board	Paweł Krupa – President Krystian Pater - Chairman Elwira Lewak, Waldemar Tuszewicki, Małgorzata Olaszkiewicz
ORLEN Administracja Sp. z o.o.	Management Board Supervisory Board	Izabela Jarota - President Krystyna Brudzyńska – Kiełbowicz Dariusz Formela - Chairman Małgorzata Kalita Renata Rosiak Elwira Lewak
ORLEN Księgowość Sp. z o.o.	Management Board Supervisory Board	Jarosław Serba – President Anna Halnicka-Szulc Jerzy Pazura - Chairman Dariusz Formela Agata Kęszczyk – Grabowska Arkadiusz Lewtak Beata Weber
ORLEN Prewencja Sp. z o.o.	Management Board Supervisory Board	Dariusz Łątka – President Wojciech Szumski Dariusz Formela - Chairman Waldemar Tuszewicki Beata Weber Marcin Dolny
ORLEN Upstream Sp. z o.o.	Management Board Supervisory Board	Geiger Carsten – President Wiesław Prugar Cezary Filipowicz - Chairman Marek Moroz Piotr Kearney
Etylobenzen Płock Sp. z o.o.	Management Board Supervisory Board	Jerzy Nowaliński – President Sławomir Adamski Jolanta Brudnicka - Chairman Aneta Pankowska
Płocki Park Przemysłowo-Technologiczny S.A.	Management Board Supervisory Board	Krzysztof Lewandowski – President Adam Trojanowski Dariusz Formela - Chairman Renata Rosiak
Orlen Holding Malta Ltd	Management Board	Sławomir Krużmanowski – President Wojciech Ostrowski
Orlen Insurance Ltd	Management Board	Sławomir Krużmanowski – President Wojciech Ostrowski

NUMBER OF SHARES IN THE PARENT COMPANY AND OTHER ENTITIES OF THE CAPITAL GROUP HELD BY PERSONS HOLDING POSITIONS WITHIN THE SUPERVISORY AND MANAGING BODIES OF THE PARENT COMPANY

As at 31 December 2006, Raimondo Eggink, Member of the Supervisory Board, held 2,950 shares in PKN ORLEN S.A.

SHAREHOLDERS OF THE PARENT COMPANY

Shareholding structure of the Parent Company as at 31 December 2006.

	Number of shares	Number of votes	Par value of shares (PLN)	Holding
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17.32%
Skarb Państwa	43 633 897	43 633 897	54 542 371	10.20%
Bank of New York (as depositary)	23 919 466	23 919 466	29 899 333	5.59%
Other	286 079 399	286 079 399	357 599 249	66.89%
Total	427 709 061	427 709 061	534 636 327	100.00%

There are no known agreements according to which the proportions of shares held by the current shareholders could change in the future.

Management Board Report on Operations
of the Polski Koncern Naftowy ORLEN Spółka Akcyjna
Capital Group
for 2006
submitted by the Management Board composed of:

....
Management Board President
Piotr Kownacki

....
Management Board Vice-President
Cezary Filipowicz

....
Management Board Vice-President
Wojciech Heydel

....
Management Board Member
Krystian Pater

....
Management Board Member
Krzysztof Szwedowski

....
Management Board Member
Paweł Szymański

Płock, 18 April 2007

ORLEN SA
SEC File-
82-5036

RECEIVED

2007 APR 24 A 8:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Annual Report and Accounts
Released	07:08 19-Apr-07
Number	1411V

Polski Koncern Naftowy ORLEN S.A. has announced its unconsolidated results for the year 2006. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/1411v_-2007-4-19.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

END

Close

Letter from the President of the Management Board of PKN ORLEN S.A.

Dear Sir,

Last year marked many important events for PKN ORLEN and the Polish economy. PKN ORLEN successfully finished 2006, generating a high net profit and significantly expanding its asset portfolio. Our corporation has finalized the acquisition of the Lithuanian-based Mažeikiu Nafta refinery – the largest investment in our company's history and an unprecedented foreign acquisition by a Polish company.

Based on an assessment of our standing, the competitive position in Europe and the industry's economic forecasts, we modified our strategy in early 2006. We increased our 2009 financial targets, presented both the concept and the objectives of our upstream operations and introduced a new dividend policy. Focusing on home markets, the Company pursued a consistent value increasing strategy by implementing pro-efficiency measures and actively seeking investment opportunities on new markets.

In terms of the financial results, 2006 was a highly satisfactory but, at the same time, quite a difficult year due to the deteriorating macroeconomic conditions in the oil industry. With proper operating measures and a strong effort on the part of our employees, PKN ORLEN generated very good results. PKN ORLEN's sales revenue amounted to PLN 33,501m which represented a 47% increase compared with 2005. Our net profit was PLN 2,200m and EBITDA of PLN 2,903m.

PKN ORLEN's crude processing utilization in 2006 was 100.8%, achieving 13.6 m tons per year. Fuel wholesale volumes grew 3.4% compared with 2005, while petrochemical sales increased 50.5%. With increased demand and the implementation of the dual-brand strategy (BLISKA and ORLEN), retail fuel sales in our chain amounted to 3,036m liters, constituting a 15% improvement to last year's results.

We were also successful in the first year of our operating cost reduction and investment program OPTIMA. Due to significant improvements in efficiency, PKN ORLEN saved PLN 299m.

In recognition of our 2006 achievements, PKN ORLEN once again took first place in the prestigious "Giants of Central and Eastern Europe" ranking by Puls Biznesu. We not only won in the general classification, but we also came first in the "Companies in Poland" category. This year's award acknowledged our consolidation efforts in the CEE fuel industry, and, in particular, our acquisition of the majority stake in Lithuanian-based Mažeikiu Nafta.

Our business successes were not the only reason which made last year exceptional .. Our corporate culture-building efforts resulted in the adoption of the "PKN ORLEN Code of Ethics" and continued in 2006 with the elections of the PKN ORLEN Ethics Ombudsman, conducted among PKN ORLEN employees.

The Company is also a keen participant in the life of the local community of Płock. We are involved in a variety of local projects and continue in our responsibility towards our immediate surroundings. PKN ORLEN supports the development of the Płock Industry and Technology Park, a joint project between the Company and the Płock city authorities. PKN ORLEN's Dar Serca foundation actively supports those in need, including children from foster homes, talented youths as well accident victims, the sick and those suffering from mental and physical disability.

PKN ORLEN is also a valued sponsor of culture. Last year we focused our sponsoring activities on projects associated with the works of Frederic Chopin. This included the developing the talents of Rafał Blechacz who was last year's International Frederick Chopin Piano Competition winner and PKN ORLEN scholarship holder. PKN ORLEN also supported projects popularizing culture and the arts, including cooperating with the National Museum in Warsaw. These activities are a good example of combining business with ethical and social goals.

I would like to conclude by thanking all our employees without who our company would not have succeeded. I thank you all for your involvement and perseverance in maintaining PKN ORLEN's position as current industry leader in Central and Eastern Europe. This is predominantly your achievement and a justified source of pride. I would also like to thank the members of the Management and Supervisory Boards for their efforts, confidence and constructive dialogue that have enabled us to successfully implement the corporate strategy. I extend my thanks to all our customers and business partners, whose trust we greatly value. I hope that all our mutual cooperation will continue to bring good results for the Company, increasing its value for the benefit of all our stakeholders.

Piotr Kownacki
President of the Management Board
CEO
PKN ORLEN

KPMG

TRANSLATION

Polski Koncern Naftowy Orlen Spółka Akcyjna

Opinion and Report of the Independent Auditor

Financial Year ended
31 December 2006

KPMG Audyt Sp. z o.o.
The opinion contains 2 pages
The report supplementing the auditor's opinion contains 12 pages
Opinion of the independent auditor and report supplementing the auditor's opinion on the unconsolidated financial statements for the financial year ended 31 December 2006

PKN ORLEN SA
SEC File
82-5036

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa
Poland

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
E-mail kpmg@kpmg.pl
Internet www.kpmg.pl

OPINION OF THE INDEPENDENT AUDITOR

To the General Meeting of Polski Koncern Naftowy Orlen Spółka Akcyjna

We have audited the accompanying unconsolidated financial statements of Polski Koncern Naftowy Orlen S.A. (PKN ORLEN S.A.), seated in Płock, 7 Chemików Street ("the Company"), which comprise the balance sheet as at 31 December 2006, with total assets and total liabilities and equity of PLN 27,471,001 thousand, the profit and loss account for the year then ended with a net profit of PLN 2,199,876 thousand, the statement of changes in equity for the year then ended with an increase in equity of PLN 2,144,883 thousand, the cash flow statement for the year then ended with an increase in cash amounting to PLN 23,976 thousand, and notes to the financial statements, comprising of a summary of significant accounting policies and other explanatory notes.

Management of the Company is responsible for the accuracy of the accounting records and the preparation and fair presentation of these unconsolidated financial statements in accordance with International Financial Reporting Standards, as adopted by European Union and with other applicable regulations. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility, based on our audit, is to express an opinion on these unconsolidated financial statements, and whether the financial statements are derived from properly maintained accounting records. We conducted our audit in accordance with section 7 of the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) ("the Accounting Act"), the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accounting records from which they are derived are free of material misstatements.

PKN ORLEN SA
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An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the accompanying unconsolidated financial statements of PKN ORLEN S.A. have been prepared and present fairly in all material respects the financial position of the Company as at 31 December 2006 and the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union, are in compliance with the respective regulations and the provisions of the Company's Statute that apply to the Company's unconsolidated financial statements and have been prepared from accounting records, that in all material respects have been properly maintained.

As required under the Accounting Act we also report that the Report on the Company's activities includes, in all material respects, the information required by Art. 49 of the Accounting Act and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) and the information is consistent with the unconsolidated financial statements.

....

Certified Auditor No. 10268/7598
Monika Bartoszewicz

....

For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 18 April 2007

KPMG

Polski Koncern Naftowy Orlen Spółka Akcyjna

Report supplementing the auditor's opinion on the unconsolidated financial statements Financial Year ended 31 December 2006

KPMG Audyt Sp. z o.o.
The report supplementing the auditor's opinion contains 12 pages
Report supplementing the auditor's opinion on the unconsolidated financial statements for the financial year ended 31 December 2006

PKN ORLEN SA
SEC File
82-5036

Contents

1 General

1.1 General information about the Company

1.1.1 Company name

Polski Koncern Naftowy Orlen Spółka Akcyjna

1.1.2 Registered office

7 Chemików Street
09-411 Płock

1.1.3 Registration in the National Court Register

Seat of the court:	District Court in Warsaw, XXI Commercial Department of the National Court Register
Date:	19 July 2001
Registration number:	KRS 0000028860

1.1.4 Tax Office and Provincial Statistical Office registration

NIP:	774-00-01-454
REGON:	610188201

1.2 Auditor information

Name:	KPMG Audyt Sp. z o.o.
Registered office:	Warsaw,
Address:	ul. Chłodna 51, 00-867 Warsaw
KRS number.:	0000104753
Registration court:	District Court for the Capital City Warsaw in Warsaw, XII Commercial Department of the National Court Register
Share capital:	PLN 125,000
NIP number:	526-10-24-841

KPMG Audyt Sp. z o.o. is entered in the register of entities authorised to audit financial statements under number 458.

1.3 Legal status

1.3.1 Share capital

Polski Koncern Naftowy Orlen Spolka Akcyjna (the "Company") was incorporated by a Notarial Deed dated 29 June 1993 through transformation of a state-owned enterprise into a joint stock company. The address of the Company's registered office is Plock, Chemikow 7.

In accordance with the resolution of the Ordinary General Meeting of Shareholders dated 19 May 1999, registered in the District Court in Plock on 20 May 1999, the Company changed its name to Polski Koncern Naftowy Spolka Akcyjna.

In accordance with the resolution of the Extraordinary General Meeting of Shareholders dated 3 April 2000, registered in the District Court in Plock on 12 April 2000, the Company changed its name to Polski Koncern Naftowy Orlen Spolka Akcyjna.

On 19 May 1999 the Ordinary General Meeting of Shareholders of the Company adopted a resolution on the merger of the Company with Centrala Produktow Naftowych "CPN" S.A. ("CPN") by incorporation of CPN in to the Company in accordance with Art. 463 point 1 of the Commercial Code.

On 7 September 1999 CPN was deregistered and the merger became effective.

According to the Commercial Register the share capital of the Company amounted to PLN 534,636 thousand as at 31 December 2006 divided into 427,709,061 ordinary shares with a nominal value of PLN 1.25 each. On 1 January 2004 - transition date to IFRS as adopted by the European Union the share capital has been restated by an amount of PLN 522,999 thousand in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies". After the restatement share capital presented in the financial statements as at 31 December 2006 amounts to PLN 1,057,635 thousand.

As at 31 December 2006, the shareholder structure was as follows:

Name of the Shareholder	Number of shares	Number of voting rights (%)	Nominal value of shares (Commercial register) PLN '000	Percentage of share capital (%)
Nafta Polska S.A.	74,076,299	17.3%	92,595,374	17.3%
State Treasury	43,633,897	10.2%	54,542,371	10.2%
Bank of New York (as a depositary)	23,919,466	5.6%	29,899,333	5.6%
Others	286,079,399	66.9%	357,599,249	66.9%
	427,709,061	100.0%	534,636,327	100.0%

1.3.2 Related parties

The Company is a member of the PKN ORLEN S.A. Group.

1.3.3 Management of the Company

The Management Board is responsible for management of the Company.

At 31 December 2006, the Management Board of the Company comprised the following members:

- Igor Chalupec - President of the Management Board, Chief Executive Officer
- Cezary Filipowicz - Vice President of the Management Board, Upstream and Crude Procurement
- Wojciech Heydel - Vice President of the Management Board, Sales
- Piotr Kownacki - Vice President of the Management Board, Audit and Regulations
- Jan Maciejewicz - Vice President of the Management Board, Cost Management
- Cezary Smorszczewski - Vice President of the Management Board, Chief Investment Officer
- Paweł Szymański - Member of the Management Board, Chief Financial Officer
- Krzysztof Szwedowski - Member of the Management Board, Organization and Support Function.

During 2006 the following changes in the composition of the Management Board of the Company occurred:

On 21 December 2005, the Supervisory Board of PKN ORLEN S.A., after a motion of Minister of State Treasury, appointed Mr Cezary Stanisław Filipowicz to the position of Vice-President of the Management Board of PKN ORLEN S.A, effective 2 January 2006.

The Supervisory Board of PKN ORLEN S.A., at the meeting held on 31 March 2006, recalled Mr Dariusz Witkowski from the position of the Member of the Management Board, effective from 31 March 2006. Simultaneously the Supervisory Board appointed Mr Krzysztof Szwedowski to the position of the Member of the Management Board of PKN ORLEN S.A., effective from 31 March 2006.

On 17 October 2006, the Supervisory Board appointed Mr Piotr Kownacki to the position of the Member of the Management Board of PKN ORLEN S.A., effective 23 October 2006.

After 31 December 2006 there were the following changes in the Management Board of PKN ORLEN S.A.:

On 18 January 2007, the Supervisory Board of PKN ORLEN S.A., acting in accordance with par. 8 section 11 point 1 of the PKN ORLEN S.A. Articles of Association, dismissed Mr Igor Chalupec from the position of the President of the PKN ORLEN S.A. Management Board, effective from 18 January 2007. Mr Igor Chalupec held position of the President the PKN ORLEN S.A. Management Board from 1 October 2004.

At the same time, the Supervisory Board of PKN ORLEN S.A. appointed Mr Piotr Kownacki, the Vice President of the Company responsible for Audit and Regulations at that date, to the position of the President of the PKN ORLEN S.A. Management Board.

On 15 March 2007, the Supervisory Board of PKN ORLEN S.A., acting on the basis of par. 8 section 11 point 1 of the PKN ORLEN S.A. Articles of Association, dismissed at the request of the person concerned Mr Jan Maciejewicz from the position of the Vice President of the Management Board responsible for Cost Management, effective from 15 March 2007. Besides, following the motion of the President of the PKN ORLEN S.A. Management Board, the Supervisory Board dismissed Mr Cezary Smorszczewski from the position of the Vice President of the Management Board, Chief Investment Officer, effective from 15 March 2007. At the same time, following the motion of the President of the PKN ORLEN S.A. Management Board, the Supervisory Board of PKN ORLEN S.A. appointed Mr Krystian Pater to the position of the Member of the PKN ORLEN S.A. Management Board.

As at the date of publication of this report the Management Board of the Company comprised the following members:

- Piotr Kownacki - President of the Management Board, Chief Executive Officer
- Cezary Filipowicz - Vice President of the Management Board, Upstream and Crude Procurement
- Wojciech Heydel - Vice President of the Management Board, Sales
- Krystian Pater - Member of the Management Board, Production
- Paweł Szymański - Member of the Management Board, Chief Financial Officer
- Krzysztof Szwedowski - Member of the Management Board, Organization and Support Function.

1.3.4 Scope of activities

The business activities listed in the Company's Statute include the following:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products,

PKN ORLEN SA
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- domestic and foreign trade on own account, on commission and as a consignee, including in particular: trade in crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods,
- research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, water and by pipeline,
- transportation activity including road, rail, water and pipeline transport,
- storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylization, dyeing and blending of components,
- purchase, trade and processing of used lubricant oils and other chemical waste,
- manufacturing, transportation and trading in electrical and heating energy,
- overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation,
- metal production and manufacturing of plastics,
- operation of petrol stations, bars, restaurants and hotels,
- capital investment activities, in particular: purchasing and trade in shares and interests in domestic and foreign trade,
- activities in the area of accounting and bookkeeping as well as activities related to databases and its processing,
- providing services in respect of the clearance of electronic fuel cards.

1.4 Prior period financial statements

The unconsolidated financial statements for the period ended 31 December 2005 were audited by KPMG Audyt Sp. z o.o. and received an unqualified opinion.

The unconsolidated financial statements were approved at the General Meeting on 27 June 2006 where it was resolved to allocate the profit for the prior financial year of PLN 2,527,214,367.72 as follows:

- reserve capital – PLN 2,522,214,367.72
- Social Fund – PLN 5,000,000.00

According to the Resolution no. 3 of the Extraordinary General Meeting of PKN ORLEN S.A. dated 30 December 2004, accumulated profit from previous years resulting from changes in accounting policy in the amount of PLN 858,231,159.18 has been allocated to reserve capital.

The closing balances as at 31 December 2005 have been properly recorded as the opening balances of the audited year.

The unconsolidated financial statements were submitted to the Registry Court on 28 August 2006 and were published in Monitor Polski B No. 334 on 22 February 2007.

1.5 Audit scope and responsibilities

This report was prepared for the General Meeting of PKN ORLEN S.A., seated in Płock, 7 Chemików Street and relates to the unconsolidated financial statements comprising: the balance sheet as at 31 December 2006 with total assets and total liabilities and equity of PLN 27,471,001 thousand, the profit and loss account for the year then ended with a net profit of PLN 2,199,876 thousand, the statement of changes in equity for the year then ended with an increase in equity of PLN 2,144,883 thousand, the cash flow statement for the year then ended with an increase in cash amounting to PLN 23,976 thousand and notes to the financial statements, comprising of a summary of significant accounting policies and other explanatory notes.

The audited Company prepares its unconsolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union on the basis of the decision of the Extraordinary General Meeting of the PKN ORLEN S.A. dated 30 December 2004.

The unconsolidated financial statements have been audited in accordance with the contract dated 30 May 2005 concluded on the basis of the resolution of the Supervisory Board dated 21 January 2005 on the appointment of the auditor.

We conducted the audit in accordance with section 7 of the Accounting Act, the professional standards established by the Polish National Council of Certified Auditors and International Standards on Auditing.

We audited the unconsolidated financial statements in the Company's head office during the period from 1 March 2007 to 18 April 2007.

Management of the Company is responsible for the accuracy of the accounting records and the preparation and fair presentation of the unconsolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union, and with other applicable regulations.

Our responsibility is to express an opinion, and to prepare a supplementing report, on the unconsolidated financial statements, and whether the unconsolidated financial statements are derived from properly maintained accounting records, based on our audit.

Management of the Company submitted a statement dated the same date as this report as to the true and fair presentation of the unconsolidated financial statements presented for audit, which confirmed that there were no undisclosed matters which could significantly influence the information presented in the unconsolidated financial statements.

All our requests for additional documents and information necessary for expressing our opinion and preparing the report have been fulfilled.

KPMG Audyt Sp. z o.o., the members of its Management Board and Supervisory Board and other persons involved in the audit of the unconsolidated financial statements of the Company fulfill independence requirements. The scope of the work planned and performed has not been limited in any way. The method and scope of our audit is detailed in working papers prepared by us and retained in the offices of KPMG Audyt Sp. z o.o.

2 Financial analysis of the Company

2.1 Summary of the unconsolidated financial statements

2.1.1 Balance sheet

ASSETS	31.12.2006 PLN '000	% of total	31.12.2005 PLN '000	% of total
Non-current assets				
Property, plant and equipment	8,001,116	29.1%	7,808,558	40.6%
Intangible assets	42,806	0.2%	29,100	0.2%
Long-term financial assets	32,652	0.1%	40,144	0.2%
Investments in associates	10,791,463	39.3%	3,915,547	20.4%
Loans granted	5,589	0.0%	1,744	0.0%
Perpetual usufruct of land	75,948	0.3%	61,057	0.3%
Other non-current assets	46,980	0.2%	65,712	0.3%
Total non-current assets	18,996,554	69.2%	11,921,862	62.1%
Current assets				
Inventory	4,515,736	16.4%	4,021,063	20.9%
Trade and other receivables	3,475,623	12.7%	2,726,092	14.2%
Income tax receivable	55,394	0.2%	22,128	0.1%
Loans granted	3,387	0.0%	675	0.0%
Short-term prepayments	55,396	0.2%	58,702	0.3%
Cash and cash equivalents	307,315	1.1%	283,509	1.5%
Other financial assets	55,446	0.2%	103,620	0.5%
Non-current assets classified as held for sale	6,150	0.0%	72,469	0.4%
Total current assets	8,474,447	30.8%	7,288,258	37.9%
TOTAL ASSETS	27,471,001	100.0%	19,210,120	100.0%

LIABILITIES AND SHAREHOLDERS' EQUITY	31.12.2006 PLN '000	% of total	31.12.2005 PLN '000	% of total
Equity				
Share capital	1,057,635	3.9%	1,057,635	5.5%
Share premium	1,227,253	4.5%	1,227,253	6.4%
Hedging reserve	23,447	0.1%	78,440	0.4%
Retained earnings	12,701,251	46.1%	10,501,375	54.7%
Total equity	15,009,586	54.6%	12,864,703	67.0%
Liabilities				
Interest-bearing loans and borrowings	3,495,630	12.8%	1,374,165	7.2%
Provisions	475,737	1.7%	605,100	3.1%
Deferred tax liabilities	228,199	0.8%	323,523	1.7%
Other long-term liabilities	50,286	0.2%	0	0.0%
Total long-term liabilities	4,249,852	15.5%	2,302,788	12.0%
Trade and other liabilities and accrued expenses	4,457,301	16.3%	3,436,942	17.9%
Provisions	604,812	2.2%	574,472	3.0%
Interest-bearing loans and borrowings	3,139,842	11.4%	30,007	0.2%
Deferred income	1,081	0.0%	1,168	0.0%
Other short-term financial liabilities	8,527	0.0%	40	0.0%
Total short-term liabilities	8,211,563	29.9%	4,042,629	21.0%
Total liblities	12,461,415	45.4%	6,345,417	33.0%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	27,471,001	100.0%	19,210,120	100.0%

2.1.2 Profit and loss account

	1.01.2006 - 31.12.2006 PLN '000	% of total sales	1.01.2005 - 31.12.2005 PLN '000	% of total sales
Net sales revenues				
Sales of finished goods	33,841,496		30,320,169	
Excise tax and other charges	(9,450,413)		(9,910,302)	
Revenues from sale of finished goods, net	24,391,083		20,409,867	
Sales of merchandise and raw materials	9,888,116		2,522,500	
Excise tax and other charges	(778,165)		(143,261)	
Revenues from sale of merchandise and raw materials, net	9,109,951		2,379,239	
Total sales revenue	33,501,034	100.0%	22,789,106	100.0%
Cost of finished goods sold	(20,883,850)	-62.3%	(15,756,877)	-69.1%
Cost of merchandise and raw materials sold	(8,558,853)	-25.5%	(1,815,612)	-8.0%
Cost of goods and merchandise aand raw materials sold	(29,442,703)	-87.9%	(17,572,489)	-77.1%
Gross profit on sales	4,058,331	12.1%	5,216,617	22.9%
Distribution expenses	(1,457,965)	-4.5%	(1,479,349)	-6.5%
General and administrative expenses	(549,174)	-1.6%	(537,863)	-2.4%
Other operating income	253,560	0.8%	185,287	0.8%
Other operating expenses	(303,746)	-0.9%	(690,921)	-3.0%
Profit from operations	2,001,006	-6.3%	2,693,771	-11.1%
Financial revenue	891,903	2.7%	654,981	2.9%
Financial expenses	(290,680)	-0.9%	(190,089)	-0.8%
Net financial revenues and expenses	601,223	1.8%	464,892	2.1%
Profit before tax	2,602,229	7.8%	3,158,663	13.9%
Income tax expense	(402,353)	-1.2%	(631,449)	-2.8%
Net profit for the period	2,199,876	6.6%	2,527,214	11.1%
Net profit for the period per share				
Basic earnings per share (PLN)	5.14		5.91	
Diluted earnings per share (PLN)	5.14		5.91	

2.2 Selected financial ratios

	2006	2005	2004
1. Return on sales			
profit for the period x 100% / revenue	6.6%	11.1%	11.2
2. Debtors' days			
average trade receivables (gross) x 365 days / revenue	31 days	35 days	34 days
3. Debt ratio			
total liabilities x 100% / total equity and liabilities	45.4%	33.0%	30.5%
4. Current ratio			
total current assets / total current liabilities	1.0	1.8	2.3
5. Return on equity			
profit for the period x 100% / equity - profit for the period	17.2%	24.4%	23.1%

- Net revenues are comprised of the sale of finished products, merchandise and raw materials.
- Average trade receivables represent the average of trade receivables at the beginning and at the end of the period, excluding allowances for receivables.

2.3 Interpretation of selected financial ratios

Return on sales/ Return on equity
Due to the decrease in Ural/ Brent differential, lower crack margins on refining products, increase in the average commodity price for Brent crude oil as well as the commencing of crude oil sales to Unipetrol Rafinerie a.s the return on sales and the return on equity decreased as compared to 2005 and 2004.

Debtors' days
In 2006 the debtors' days ratio remained on the comparable level to 2005 and 2004.

Debt ratio/ Current ratio
Due to purchase of AB Mazeiku Nafta shares in 2006 and purchase of Unipetrol shares in 2005, both financed mainly by means of credit facilities, the debt ratio has been increasing in 2005 and 2006 as compared to 2004. The same reason influenced the decrease of the current ratio.

3 Detailed report

3.1 Proper operation of the accounting system

The Company maintains current documentation describing the applied accounting principles, adopted by the Management Board, to the extent required by Art. 10 of the Accounting Act.

During the audit of the financial statements, we tested, on a sample basis, the operation of the accounting system. Our assessment covered in particular:

- appropriateness and consistency of the accounting principles used,
- correctness of the documentation of business transactions,
- fairness, accuracy and verifiability of the books of account, including the matching of accounting entries with supporting documentation and the financial statements,
- compliance of the adopted policies relating to safeguarding of accounting records, books of account and the financial statements with the Accounting Act.

On the basis of the work performed we have not identified material irregularities in the accounting system which have not been corrected and that could have a material impact on the financial statements. Our audit was not conducted for the purpose of expressing a comprehensive opinion on the operation of the accounting system.

3.2 Asset verification

The Company performed a physical verification of assets in accordance with the requirements and time frame specified in Art. No. 26 of the Accounting Act. The following categories of assets were included in the verification:

- cash,
- inventories,
- trade receivables.

Count differences have been recorded in the period covered by the unconsolidated financial statements.

3.3 Notes to the financial statements

All information included in the notes to the financial statements, comprising of a summary of significant accounting policies and other explanatory notes, is, in all material respects, presented accurately and completely. This information should be read in conjunction with the unconsolidated financial statements taken as a whole.

3.4 Report on the Company's activities

The Report on the Company's activities includes, in all material respects, information required by Art. 49 of the Accounting Act and by the Decree of the Ministry of Finance dated 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744) and the information is consistent with the unconsolidated financial statements.

3.5 Information on the opinion of the independent auditor

Based on our audit of the unconsolidated financial statements as at and for the year ended 31 December 2006, we have issued an unqualified opinion.

....
Certified Auditor No. 10268/7598
Monika Bartoszewicz

....
For KPMG Audyt Sp. z o.o.
ul. Chłodna 51; 00-867 Warsaw
Certified Auditor No. 9451/7175
Leszek Dubicki,
Member of the Management Board

Warsaw, 18 April 2007

ORLEN

Polski Koncern Naftowy ORLEN
Spółka Akcyjna

Unconsolidated financial statements for the year ended 31 December 2006

prepared in accordance with International Financial Reporting Standards together with an independent auditor's opinion

SECURITIES AND EXCHANGE COMMISSION

Unconsolidated yearly report R 2006

(current year)

(in accordance with § 86 section 1 point 3 of the Minister of Finance Decree of 19 October 2005, Journal of Laws No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the reporting year 2006, that is for the period from 1 January 2006 to 31 December 2006 which includes financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN).

on 19 April 2007
(submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN S.A.	**CHEMICAL (che)**
(abbreviated name of the issuer)	(industrial sector in line with classification of Warsaw Stock Exchange)
09-411	PŁOCK
(zip code)	(location)
CHEMIKÓW	7
(street)	(number)

48 24 365 28 95	**48 24 365 40 40**	**media@orlen.pl**
(telephone)	(fax)	(e-mail)
774-00-01-454	**610188201**	**www.orlen.pl**
(NIP)	(REGON)	(www)

KPMG AUDYT SP. Z O.O.

(entity authorized to conduct audit)

PKN ORLEN SA
SEC File
82-5036

SELECTED FINANCIAL DATA

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	2006	2005	2006	2005
Data in respect of unconsolidated financial statement				
I. Total sales revenues	33 501 034	22 789 106	8 591 991	5 844 709
II. Profit from operations	2 001 006	2 693 771	513 197	690 870
III. Profit before tax	2 602 229	3 158 663	667 392	810 101
IV. Net profit	2 199 876	2 527 214	564 201	648 153
V. Net cash provided by operating activities	1 859 752	2 311 982	476 971	592 953
VI. Net cash used in investing activities	(6 945 423)	(1 319 192)	(1 781 289)	(338 332)
VII. Net cash provided by / (used in) financing activities	5 109 647	(995 273)	1 310 468	(255 256)
VIII. Net change in cash and cash equivalents	23 976	(2 483)	6 149	(637)
IX.Earnings and diluted earnings per ordinary share (in PLN/EUR)	5,14	5,91	1,32	1,52
	as of 31 December 2006	as of 31 December 2005	as of 31 December 2006	as of 31 December 2005
X. Non-current assets	18 996 554	11 921 862	4 958 382	3 111 783
XI. Current assets	8 474 447	7 288 258	2 211 956	1 902 343
XII. Total assets	27 471 001	19 210 120	7 170 339	5 014 126
XIII. Long-term liabilities	4 249 852	2 302 788	1 109 274	601 062
XIV. Short-term liabilities	8 211 563	4 042 629	2 143 340	1 055 186
XV. Equity	15 009 586	12 864 703	3 917 724	3 357 878
XV. Share capital *	1 057 635	1 057 635	276 058	276 058
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value and diluted book value per share (in PLN/EUR)	35,09	30,08	9,16	7,85

* Share capital after revaluation in accordance with IAS 29.

The above data for 2006 and 2005 were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 31 December 2006 – 3,8312 PLN/EUR
- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 December 2006) — 3,8991 PLN/EUR.

UNCONSOLIDATED BALANCE SHEET
(all amounts in PLN thousand)

	Note	31 December 2006	31 December 2005
ASSETS			
Non-current assets			
Property, plant and equipment	5	8 001 116	7 808 558
Intangible assets	6	42 806	29 100
Long-term financial investments	7	32 652	40 144
Investment in associates	7	10 791 463	3 915 547
Loans (granted)	7	5 589	1 744
Perpetual usufruct of land		75 948	61 057
Other non-current assets	8	46 980	65 712
Total non-current assets		**18 996 554**	**11 921 862**
Current assets			
Inventory	9	4 515 736	4 021 063
Trade and other receivables	10	3 475 623	2 726 092
Income tax receivable		55 394	22 128
Loans (granted)		3 387	675
Short-term prepayments	11	55 396	58 702
Cash and cash equivalents	12	307 315	283 509
Other financial assets	13	55 446	103 620
Non-current assets clasiffied as held for sale		6 150	72 469
Total current assets		**8 474 447**	**7 288 258**
Total assets		**27 471 001**	**19 210 120**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Equity			
Nominal share capital	18	534 636	534 636
Share capital revaluation adjustment	18	522 999	522 999
Share capital	18	**1 057 635**	**1 057 635**
Nominal share premium		1 058 450	1 058 450
Share premium revaluation adjustment	18	168 803	168 803
Share premium		**1 227 253**	**1 227 253**
Hedging reserve		**23 447**	**78 440**
Retained earnings:	18	**12 701 251**	**10 501 375**
incl. net profit		2 199 876	2 527 214
accumulated profit from previous years		-	858 231
Total equity		**15 009 586**	**12 864 703**
Long-term liabilities			
Interest-bearing loans and borrowings	14	3 495 630	1 374 165
Provisions	15	475 737	605 100
Deferred tax liabilities	26	228 199	323 523
Other long-term liabilities	16	50 286	-
Total long-term liabilities		**4 249 852**	**2 302 788**
Short-term liabilities			
Trade and other liabilities and accrued expenses	17	4 457 301	3 436 942
Provisions	15	604 812	574 472
Interest-bearing loans and borrowings	14	3 139 842	30 007
Deferred income		1 081	1 168
Other short-term financial liabilities		8 527	40
Total short-term liabilities		**8 211 563**	**4 042 629**
Total liabilities and shareholders' equity		**27 471 001**	**19 210 120**

UNCONSOLIDATED INCOME STATEMENT
(all amounts in PLN thousand)

	Note	for the year ended 31 December 2006	for the year ended 31 December 2005
Operating activities			
Net sale revenues			
Sales of finished goods		33 841 496	30 320 169
Excise tax and other charges		(9 450 413)	(9 910 302)
Revenues from sale of finished goods, net		24 391 083	20 409 867
Revenues from sale of finished goods, net		9 888 116	2 522 500
Excise tax and other charges		(778 165)	(143 261)
Revenues from sale of merchandise and raw materials, net		9 109 951	2 379 239
Total sales revenues		**33 501 034**	**22 789 106**
Cost of finished goods sold		(20 883 850)	(15 756 877)
Cost of merchandise and raw materials sold		(8 558 853)	(1 815 612)
Cost of finished goods, merchandise and raw materials sold	23	(29 442 703)	(17 572 489)
Gross profit on sales		**4 058 331**	**5 216 617**
Distribution expenses		(1 457 965)	(1 479 349)
General and administrative expenses		(549 174)	(537 863)
Other operating revenues	24	253 560	185 237
Other operating expenses	24	(303 746)	(690 921)
Profit from operations		**2 001 006**	**2 693 771**
Financial revenues	25	891 903	654 931
Financial expenses	25	(290 680)	(190 039)
Net financial revenues and expenses		**601 223**	**464 892**
Profit before tax		**2 602 229**	**3 158 663**
Income tax expense	26	(402 353)	(631 449)
Net profit		**2 199 876**	**2 527 214**
Basic and diluted earnings per share	18	**5,14**	**5,91**

PKN ORLEN SA
SEC File
82-5036

UNCONSOLIDATED STATEMENT OF CASH FLOWS
(all amounts in PLN thousand)

	Note	for the year ended 31 December 2006	for the year ended 31 December 2005
Cash flows - operating activities			
Net profit		**2 199 876**	**2 527 214**
Adjustments for:			
Depreciation		901 548	893 043
Interest and dividend, net*		(505 394)	(160 920)
Income tax expense		402 353	631 449
Loss/(Profit) on investing activities		13 224	(19 919)
(Increase) in receivables	20	(948 316)	(619 755)
(Increase) in inventories		(494 673)	(1 399 088)
Increase in liabilities and accruals	20	907 731	898 521
(Decrease) / Increase in provisions	20	(86 123)	456 364
Other adjustments		471	(254 020)
Income tax paid		(530 945)	(641 507)
Net cash provided by operating activities		**1 859 752**	**2 311 982**
Cash flows - investing activities			
Acquisition of property, plant and equipment and intangible assets		(1 115 272)	(1 026 053)
Proceeds from the sale of property, plant and equipment		54 829	28 043
Proceeds from the sale in shares of Naftoport Sp. z o.o.		-	67 692
Proceeds from the sale of subsidiaries		22 599	12 354
Proceeds from the sale of shares in AWSA Holland		73 007	-
Acquisition of shares **		(6 839 951)	(1 820 522)
Acquisition of liabilities of the Unipetrol Group		-	(241 174)
Proceeds from repayment of liabilities of the Unipetrol Group		260 734	193 034
Proceeds from the sale of short-term securities		-	1 010 986
Interest and dividends received		603 521	221 768
Loans granted to related parties		(7 232)	(2 700)
Proceeds from repayment of loans granted to related parties		675	245 081
Other adjustments		1 667	(8 201)
Net cash used in investing activities		**(6 945 423)**	**(1 319 192)**
Cash flow - financing activities			
Proceeds from long and short-term borrowings and loans		6 644 367	260 679
Repayment of long and short-term borrowings and loans		(1 466 567)	(293 873)
Interest paid		(56 263)	(51 059)
Settlement of liabilities due to finance lease		(11 890)	-
Dividends paid		-	(911 020)
Net cash provided by / (used in) financing activities		**5 109 647**	**(995 273)**
Net change in cash and cash equivalents		**23 976**	**(2 483)**
Effect of exchange rate changes		(170)	40
Cash and cash equivalents, beginning of the period		**283 509**	**285 952**
Cash and cash equivalents, end of period	12	**307 315**	**283 509**
incl. cash and cash equivalents not available for use		3 000	-

* incl. dividend from Polkomtel S.A. of PLN 461 270 thousand in the period of 12 months ended 31 December 2006 and PLN 83 290 thousand in the period of 12 months ended 31 December 2005.

** including in 2006 the amount of PLN (6 759 742) thousand related to acquisition of Mazeikiu and in 2005 the amount of PLN (1 802 254) thousand related to acquisition of Unipetrol Group.

POLSKI KONCERN NAFTOWY ORLEN S.A.
STATEMENT OF CHANGES IN UNCONSOLIDATED EQUITY
(all amounts in PLN thousand)
(Translation of a document originally issued in Polish)

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings *	Total equity
1 January 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**
Net profit	-	-	-	-	-	2 199 876	2 199 876
Increase in cash flow hedge accounting	-	-	-	-	28 945	-	28 945
Deferred tax on increase in cash flow hedge accounting	-	-	-	-	(5 498)	-	(5 498)
Decrease in cash flow hedge accounting	-	-	-	-	(96 840)	-	(96 840)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	18 400	-	18 400
31 December 2006	**534 636**	**522 999**	**1 058 450**	**168 803**	**23 447**	**12 701 251**	**15 009 586**

	Nominal share capital	Share capital revaluation adjustment	Nominal share premium	Share premium revaluation adjustment	Hedging reserve	Retained earnings *	Total equity
1 January 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**104 396**	**8 885 384**	**11 274 668**
Dividend	-	-	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	-	-	2 527 214	2 527 214
Decrease in cash flow hedge accounting	-	-	-	-	(32 045)	-	(32 045)
Deferred tax on decrease in cash flow hedge accounting	-	-	-	-	6 089	-	6 089
Other	-	-	-	-	-	(203)	(203)
31 December 2005	**534 636**	**522 999**	**1 058 450**	**168 803**	**78 440**	**10 501 375**	**12 864 703**

* Detailed information in note 18

(all amounts in PLN thousand)

The statement of profits and losses recognized directly in equity regarding 2006 and 2005

	2006	2005
Increase/(Decrease) in valuation of financial instruments, net	23 447	(25 956)
Other	-	(203)
Profit/(loss) recognized directly in equity	23 447	(26 159)
Profit for the period	2 199 876	2 527 214
Profit recognized in current period and in equity, total	**2 223 323**	**2 501 055**

1. Name, address, main operating segments of the Company

Polski Koncern Naftowy ORLEN S.A. seated in Płock, Chemików 7 ("Company", "PKN ORLEN") was formed through transformation of a state-owned enterprise into a joint stock company, on the basis of the Public Notary Act of 29 June 1993. The Company was registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court in Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.

On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated, thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

According to the Articles of Association dated 22 November 2006, the Company's activity includes:

- processing of crude oil and manufacturing of oil-derivative (refinery and petrochemical) products and semi finished products,
- domestic and foreign trade on own account, on a commission and as a consignee, including in particular: the trade of crude oil, oil-derivative and other fuel, sale of motor vehicles, parts and accessories for motor vehicles, sale of industrial and consumer goods,
- research and development activity, project work, construction and production activities on own account and as a consignee, in the areas of processing, storage, packaging and trade in solid, liquid and gaseous oil products, derivative chemical products as well as transportation: by land, by rail, water and by pipeline,
- transportation activity including road, rail, water and pipeline transport,
- storage of crude oil and liquid fuels, creation and management of oil stock in accordance with appropriate regulations,
- services connected to the principal activity, especially:
  - land and sea reloading,
  - refining of gas and oil including ethylization, dyeing and blending of components,
- purchase, trade and processing of used lubricant oils and other chemical waste,
- manufacturing, transportation and trade in electrical and heating energy,
- overhaul of appliances used in principle activities, especially refinery and petrochemical installations, oil storage appliances, petrol stations and means of transportation,
- metal production and manufacturing of plastics,
- operation of petrol stations, bars, restaurants and hotels,
- capital investment activities, in particular: purchasing and trade of shares and stakes in domestic and foreign trade,
- activities in the area of education, professional training and internal human capital services,
- activities in the area of accounting and bookkeeping as well as activities related to databases and its processing,
- financial agency services, including receipt of money orders and transference of liabilities to cheque drawers,
- providing services in respect of the clearance of electronic fuel cards,
- geodetic and cartographic activities,
- crude oil exploration,
- natural gas exploration,
- manufacturing of prefabricated buildings of metal, excluding service activities,
- production of metal construction excluding service activities,
- service in respect of metal constructions installation,
- performance of general civil work relating to building construction,
- performance of general civil work in the area of line constructions: pipelines, power supply lines, electric traction line and telecommunication – long-distance transmission lines,
- performance of general civil work in the area of construction of distribution lines: pipelines, power supply lines, electric traction line and telecommunication – local lines,
- performance of general civil work in the area of mining and production.
- performance of general civil work in the area of telecommunication and data communications as well as advisory, including the performance of activity comprising stationary telephony, telegraphy, data communications, mobile telephony, data transmission,
- performance of general civil work in the area of informatics, including edition activity in frames of software, other activity connected to the data bases and data processing, advisory in frames of computer software, conservation and repair of office machinery and computer equipment
- recruitment and make employees available as well as advisory in frames of economic activity and management.

(all amounts in PLN thousand)

As at 31 December 2005, Nafta Polska S.A. held directly or indirectly 17.32% of shares in the Company, the Polish State Treasury 10.20%, Bank of New York (as a depositor) 5.59%, and other shareholders 66.89% of the Company's shares. On 22 January 2007 Bank of New York decreased its share in the share capital and number of voting rights on the general meeting of PKN ORLEN to the level of 4.95%.

The composition of the Management Board

The composition of the Management Board of the Company as at 31 December 2006 was the following:

Igor Chalupec - President of the Management Board, General Director
Cezary Filipowicz – Vice-President of the Management Board of Upstream and Crude Procurement
Wojciech Heydel - Vice-President of the Management Board of Sales
Piotr Kownacki – Vice-President of the Management Board of Audit and Regulation
Jan Maciejewicz - Vice-President of the Management Board of Cost Management
Cezary Smorszczewski - Vice-President of the Management Board, Chief Investment Officer
Paweł Szymański - Member of the Management Board, Chief Financial Officer
Krzysztof Szwedowski- Member of the Management Board of Organization and the Capital Group

During the year 2006 the following changes in composition of the Management Board of PKN ORLEN S.A. took place:

On 21 December 2005 the Supervisory Board of PKN ORLEN S.A., after a motion of the Minister of State Treasury, appointed Mr. Cezary Stanisław Filipowicz to the position of the Vice-President of the Management Board of PKN ORLEN S.A., effective 2 January 2006.

The Supervisory Board of PKN ORLEN S.A., at the meeting held on 31 March 2006, dismissed Mr. Dariusz Witkowski from the position of the Member of the Management Board and appointed Mr. Krzysztof Szwedowski to the position of the Member of the Management Board of PKN ORLEN S.A.

On 17 October 2006 the Supervisory Board of PKN ORLEN S.A., appointed Mr. Piotr Kownacki to the position of the Vice-President of the Management Board of PKN ORLEN S.A., effective 23 October 2006.

The following changes to the composition of the Management Board took place after 31 December 2006:

On 18 January 2007 the Supervisory Board of PKN ORLEN S.A., with the majority of votes, dismissed Mr. Igor Chalupec from the position of the President of the Management Board, effective from 18 January 2007. Mr. Igor Chalupec held the position of the President and Chief Executive Officer of the PKN ORLEN Management Board from 1 October 2004.
At the same time, the Supervisory Board of PKN ORLEN has appointed Mr. Piotr Kownacki, the Vice President till that day, responsible for Audit and Regulations of PKN ORLEN, to the position of the President and Chief Executive Officer of the PKN ORLEN Management Board.

On 15 March 2007 the Supervisory Board of PKN ORLEN S.A., with the majority of votes, dismissed Mr. Jan Maciejewicz, on his behalf, from the position of the Vice-President of the Management Board of Cost Management as well as on behalf of the President of the Management Board, unanimously, Mr. Cezary Smorszczewski from the position of the Vice-President of the Management Board of Capital Investment. Simultaneously, the Supervisory Board of PKN ORLEN S.A., upon request of the President of the Management Board, appointed Mr. Krystian Pater to the Member of the Management Board of PKN ORLEN S.A.

The composition of the Management Board of PKN ORLEN as at the day of publication of the financial statements is the following:

Piotr Kownacki - President of the Management Board, General Director
Cezary Filipowicz - Vice-President of the Management Board, Upstream & Crude Oil Procurement
Wojciech Heydel - Vice-President of the Management Board, Sales
Krystian Pater - Member of the Management Board, Production
Paweł Szymański - Member of the Management Board, Chief Financial Officer
Krzysztof Szwedowski - Member of the Management Board, Organization and Support Function

(all amounts in PLN thousand)

The composition of the Supervisory Board of PKN ORLEN S.A.

The composition of the Supervisory Board as at 31 December 2006 was as following:

Zbigniew Macioszek - Chairman of the Supervisory Board
Wojciech Pawlak - Deputy Chairman of the Supervisory Board
Konstanty Brochwicz-Donimirski – Member of the Supervisory Board
Robert Czapla – Member of the Supervisory Board
Marek Drac-Tatoń - Member of the Supervisory Board
Raimondo Eggink - Member of the Supervisory Board
Krzysztof Rajczewski – Member of the Supervisory Board
Wiesław Rozłucki - Member of the Supervisory Board
Ryszard Sowiński – Secretary of the Supervisory Board

During the year 2006 the following changes in the composition of the Supervisory Board of PKN ORLEN S.A. took place:

On 31 January 2006 the Extraordinary General Shareholders Meeting of PKN ORLEN S.A. dismissed Mr. Jacek Bartkiewicz from the position of Chairman of the Supervisory Board and from the Supervisory Board. In addition, the Extraordinary General Shareholders Meeting dismissed from the Supervisory Board: Mr. Maciej Gierej, Mr. Krzysztof Obłój, Mrs. Małgorzata Okońska-Zaremba, Mr. Adam Sęk and Mr. Ireneusz Wesołowski. Simultaneously, the Extraordinary General Shareholders Meeting appointed to the Supervisory Board: Mr. Dariusz Dąbski to the position of the Chairman of the Supervisory Board, Mr. Maciej Mataczyński to the position of independent Member of the Supervisory Board and Mr. Zbigniew Macioszek and Mr. Wojciech Pawlak to the positions of Members of the Supervisory Board.

On 28 March 2006 the Management Board of PKN ORLEN S.A. was informed by the Minister of State Treasury that, due to resignation of Mr. Adam Maciej Pawłowicz (a representative for the Ministry of State Treasury), he dismissed him from his position in the Supervisory Board effective 28 March 2006.

On 26 June 2006 the Management Board of PKN Orlen was informed on the resignation of Mr. Dariusz Dąbski from the position of the Chairman of the Supervisory Board. Mr. Dariusz Dąbski was the Chairman of the Supervisory Board from 31 January 2006.

On 27 June 2006 The Ordinary General Shareholders Meeting of PKN ORLEN S.A. dismissed Mr. Andrzej Olechowski from the position of the Member of the Supervisory Board of PKN ORLEN S.A. Simultaneously, The Ordinary General Shareholders Meeting of PKN ORLEN S.A. appointed Mr. Maciej Mataczyński, the Member of the Supervisory Board of PKN ORLEN S.A., to the position of the Chairman of the Supervisory Board as well as Mr. Ryszard Sowiński to the Supervisory Board of PKN ORLEN S.A. and Mr. Wiesław Rozłucki to the position of the Independent Member of the Supervisory Board of PKN ORLEN S.A..

On 11 September 2006 the Management Board of PKN ORLEN S.A. was informed by the Minister of State Treasury that, he appointed, on behalf of the shareholder – State Treasury Mr. Marek Drac-Tatoń to the Supervisory Board of PKN ORLEN.

On 9 November 2006 Mr. Maciej Mataczynski resigned from the position of the Chairman of the PKN ORLEN Supervisory Board with effect from 9 November 2006.

On 30 November 2006 The Extraordinary General Shareholders Meeting of PKN ORLEN S.A. appointed Mr. Zbigniew Macioszek, the Member of the Supervisory Board of PKN ORLEN S.A., to the position of the Chairman of the Supervisory Board and Mr. Robert Czapla, Mr. Konstanty Brochwicz-Donimirski and Krzysztof Rajczewski to the position of Members of the Supervisory Board.

2. Principles of presentation

Information on principles adopted for preparation of financial statement for 2006

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory unconsolidated financial statements in accordance with IFRSs approved by the European Commission.

The financial statements have been prepared in accordance with accounting principles contained in the International Financial Reporting Standards adopted by the European Union and in the scope required under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official

(all amounts in PLN thousand)

Journal no. 209, item 1744). The financial statements cover the period from 1 January to 31 December 2006 and the comparative period from 1 January to 31 December 2005.
In preparation of these financial statements the Company applied International Financial Reporting Standards adopted by the European Union (IFRSs) in force as at 31 December 2006.

The financial statements are compliant with all IFRS requirements adopted by the EU and present a true and fair view of the Company's financial position as at 31 December 2006 and 31 December 2005, results of its operations and cash flows for the year ended 31 December 2006 and 31 December 2005.
The financial statements have been prepared assuming that the Company will continue to operate as a going concern in the foreseeable future. As at the date of approval of these financial statements there is no evidence indicating that the Company will not be able to continue its operations as a going concern.

Statement of the Management Board

Under the Minister of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities, the Management Board of PKN ORLEN S.A. hereby honestly and sincerely declares that to the best of their knowledge the foregoing financial statements and comparative data were prepared in compliance with accounting principles in force and that they reflect true and fair view on financial position and its financial result of PKN ORLEN and that the Management Board Commentary on the Company's Operations presents true overview of PKN ORLEN's development, achievement and business situation of PKN ORLEN, including basic risks and exposures.

The Management Board of PKN ORLEN declares that the entity, authorized to audit and conducting the audit of financial statements, was selected in compliance with the law and that the entity and auditors conducting the audit met the conditions to issue an independent opinion in compliance with relevant regulations of the domestic law.
In compliance with principles of corporate governance (as adopted by the Management Board of PKN ORLEN S.A.) the auditor was selected by the Supervisory Board by means of resolution No 485/2005 of 21 January 2005 on the selection of an auditor. The Supervisory Board made the selection in order to ensure complete independence and objectivity of the selection itself as well as fulfillment of tasks by the auditor.

3. Functional currency and presentation currency of financial statements

Functional currency of the Company and presentation currency of the foregoing financial statements is polish zloty.

4. Accounting principles

The financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investments properties stated at fair value.

Property, Plant and Equipment

Property, plant and equipment, excluding land and investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the item of property, plant and equipment into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.

After initial recognition, property, plant and equipment are depreciated and subject to impairment allowances.

Property, plant and equipment items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment allowances.

Property, plant and equipment acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment allowances.

The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when they are incurred.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives.
Depreciation of property, plant and equipment begins when it is available for use that is from the month it is in the location and condition necessary for it to be capable of operating in the manner intended by the management, over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied periods and depreciation rates is verified periodically (once a year), and respective adjustments are made to the subsequent periods of depreciation. Components of property, plant and equipment which are material for the whole item are depreciated separately in accordance with their economic useful life.

The Company estimates the residual value of property, plant and equipment. The residual value is the net amount which the Company would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life. The residual value is not subject to depreciation and is reviewed periodically (once a year).

The following useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analyzed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount by an appropriate allowance. The recoverable amount of property, plant and equipment reflects the higher of net selling price and value in use. Impairment allowances are recognized as other operating costs in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset.

Assets used under lease, tenancy, rental or similar contracts which meet the criteria defined in IAS 17, "Leases", are regarded as non-current assets and recognized at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets being depreciated are consistent with normal depreciation policies applied for similar Company owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the shorter of the lease term and the asset's economic useful life.
Assets leased out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are initially recognized as long-term receivables and stated at the net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by impairment allowances.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortized.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the cost of the business combination;
- Recognizes immediately in the profit and loss any excess remaining after the reassessment in the period in which the business combination was carried out.

Intangible assets

Intangible assets are recognized if it is probable that expected future economic benefits that are directly attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognized at fair value as defined at the business combination date.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortization and impairment allowances. Intangible assets with a definite useful life are amortized when it is available for use that is when it is in the location and condition necessary for it to be capable of operating in the manner intended by the management over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is periodically reviewed, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined by the contract for disposal of the title to the asset; or
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted standard economic useful lives for amortization of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

All intangible assets generated by the Company are not recognized as assets and are recorded in the profit and loss for the period when the related cost has been incurred except for intangible assets arising from development (or from the development phase of an internal project).

Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment once a year.

Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units is decreased to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.

The titles to perpetual usufruct of land obtained under an administrative decision are recognized by the Company at fair value as off balance sheet items.

Investment property

Investment property is initially recognized at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.
Investment property is subject to impairment allowance when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from allowances of the investment property are recognized in the profit and loss in the period when they are made.

Inventories

Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances. The net realizable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.
Cost of usage is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding external financing costs.

Receivables

Trade and other receivables are recognized when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables.
If there is objective evidence that an impairment loss has been incurred, the amount of difference between the asset's carrying amount and the present value of estimated future cash flows is recognized in profit and loss.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sale is recognized when it is probable that the economic benefits associated with the sale transaction will flow to the Company and the amount of revenue can be measured reliably. Sale of goods and merchandise includes excise tax and fuel charges.
The net revenue from the sale of finished goods and merchandise is recognized after deducting value added tax (VAT), excise tax, fuel charges and discounts.
Revenue from the sale of finished goods and merchandise is recognized when the finished goods/merchandise are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjusts the sales revenue.
The revenue is measured at the fair value of the received or due payment.

Revenue from dividends

Dividends are recognized when the shareholder's right to receive payment is established.

Equity

Equity is stated in the accounting records by type, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.
Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.
Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented by the Company as retained earnings.
Changes in the fair value of cash flow hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.
The amounts arising at profit distribution, transfer from revaluation reserve (the difference between the fair value and the acquisition cost, net of deferred tax, of assets available for sale is transferred to the revaluation reserve if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods), the undistributed result for prior periods and the current period net profit are presented in the financial statements as retained earnings.

Interest-bearing bank loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest rate method. The difference between the net proceeds and the buyout amount is recognized as financial revenue or cost over the term of the loan or borrowing.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

Retirement benefits and jubilee bonuses

Under the Company's remuneration plans, its employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Company does not assign assets which would be used for future retirement or jubilee liabilities. The Company creates a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present value of those liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period ended at the last day of the reporting year. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognized in the profit and loss.

Foreign currency transactions

Transactions denominated in foreign currencies are recognized after their translation to the functional currency, at each balance sheet date in the following way:

a) foreign currency monetary items shall be translated using the closing rate;
b) non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction; and
c) non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined.

Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognized as financial income or expenses in the profit and loss. The foreign exchange differences are stated in the profit and loss in the net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Company intends and has the ability to hold to the maturity date, except for the Company's own receivables and loans. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.
All other financial assets, which are not borrowings or receivables of the Company, are classified as financial assets available for sale.

Financial investments held to maturity are part of non-current assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets measured at fair value through profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognized at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss, are measured at fair value without deduction of the transaction costs and considering their market value as at the balance sheet date. The change in fair value of those financial assets is recognized as financial income or expenses in the profit and loss.
Financial assets held to maturity are measured at amortized cost using the effective interest rate.

Financial assets available for sale are recognized at fair value, without deduction of the transaction costs, and considering their market value at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment allowances, if they have been valued at historical cost.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decrease in the value of financial assets available for sale due to impairment allowances is charged to financial expenses in the profit and loss.

Granted loans are recognized at amortized cost.

Derivatives which are not designated as hedging instruments are classified as financial assets or liabilities at fair value are stated at fair value, considering its changes, through profit and loss.

Derivatives treated as cash flow hedging instruments are carried at fair value with changes in value accounted for in the following way:
- the portion determined to be an effective hedge is recognized directly in equity through the statement of changes in equity;
- the portion determined to be an ineffective hedge is recognized in the profit and loss;
- revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognized in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- is not the hybrid (combined) instrument.

The hybrid (combined) instrument is not measured at fair value and changes in fair value are not recognized in the net profit or loss (i.e. derivative that is embedded in a financial asset or financial liability at fair value through profit and loss is not separated).

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

The Company recognizes financial asset on its balance sheet when the Company becomes a party to the contractual provisions of the instrument.

The financial asset is derecognized when the contractual rights to economic benefits and risk related to this financial asset were executed, expired or the Company transferred the contractual rights and risks.
Derivatives used by the Company in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.
The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.
When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognized asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognized asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion of the gain or loss is recognized in the profit and loss.
The gain or loss from the re-measurement of the derivative instruments at fair value that do not comply with the hedge accounting criteria are recognized directly in the profit and loss.

The Company discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such a case, total gain or loss on the hedging instrument, previously recognized in equity, is recognized in equity until the forecast transaction takes place. If the Company no longer expects the forecast transaction to take place, the total net gain or loss recognized in equity is presented in the financial result of the current period.

Shares

Shares are stated at acquisition cost, including transaction costs. If, based on conducted analyses, indications exist at the balance sheet date that the assets would not generate significant majority or all of forecasted economic benefits in the future, an impairment allowance is recognized.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.
Deferred tax assets are recognized for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.
Deferred tax liabilities are recognized for all positive temporary tax differences.
Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to be realized.
Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

Non-current assets held for sale/disposal

Non-current assets held for sale are those which comply with the following criteria:

- a decision was declared by the Company's Management Board for the disposal;
- the assets are available for an immediate sale in their present condition;
- an active program to locate a buyer has been initiated;
- the sale transaction is highly probable and could be settled within 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.

Assets held for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

Provisions

The Company shall recognize a provision when it has a present obligation (legal or constructive) as a result of past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as external financing costs.

Environmental provisions

The Company makes provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are periodically reviewed based on reports prepared by independent experts. The Company conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Government grants

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognized as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

Liabilities

Trade and other liabilities are stated at the amount due, and financial liabilities, which contractual settlement is to be made by way of issue of non-monetary financial assets or due to exchange for financial instruments, are recognized at fair value.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

Contingent receivables are not recognized in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Operating segments

The scope of financial information in the Company segment reporting is defined based on requirements of IAS 14.

The Company adopted a business segments as the primary reporting format i.e. as the dominant source of risks and benefits related to sale of goods and services. A secondary reporting format is geographical segments that are associated with activity conducted in different geographical areas.

The operations of the Company are divided into two main segments: Refining Segment and Petrochemical Segment.
- The Refining Segment comprises crude oil processing as well as wholesale and retail trade in refinery products,
- The Petrochemical Segment encompasses production and sales of petrochemicals.

The other operations of PKN ORLEN include mainly support functions.

Segment assets (liabilities) are those operating assets (liabilities) that are employed by that segment in operating activity (result from operating activity) and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis.

The segment result is determined at the level of profit from operations. The revenues, result, assets and liabilities of a given segment are defined before inter-segment adjustments are made.

Settlements between segments of PKN ORLEN (plants, departments, etc.) are valued on the basis of the following prices:
- controlling prices (e.g. semi-finished products)
- estimated prices (e.g. utilities)
- inter-settlements cost (services rendered to other segments).

Segment operating costs have been allocated as appropriate. Other costs which cannot be reliably determined have been included as unallocated expenses, reconciling total segment results to profit from operations.

(all amounts in PLN thousand)

The Company's Management Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Company's Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and costs. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.
In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.
Actual results may differ from the estimated values.
The estimations and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Application of the accounting principles

The above principles are applicable for comparative data.

Impact of new Standards and interpretations on the Company's unconsolidated financial statements

Until 31 December 2006 the following new Standards, changes and interpretations to International Financial Reporting Standards were published:
- IFRS 7 "Financial Instruments: Disclosure" – in force from 1 January 2007
- IFRS 8 "Operating Segments" – in force from 1 January 2009
- IAS 1 "Presentation of Financial Statements" – in force from 1 January 2007
- IFRIC 11 – "Group and Treasury Share Transactions" – in force from 1 March 2007
- IFRIC 12 – "Service Concession Arrangements" – in force from 1 January 2008.

Acceptance of IFRS 8, IFRIC 11 and IFRIC 12 by the European Union is pending.
The Company assessed the impact of application of the above interpretations and changes and determined that the changes in IFRS 7, IFRS 8 and IAS 1 might have impact on the presentation of financial statements when applied. According to a preliminary assessment, the most significant influence on the presentation of financial statements would have application of IFRS 8 "Operating Segments". Commencing 1 January 2009, following acceptance of IFRS 8 by European Union, the Company will publish segment data based on management segments.

According to a preliminary assessment, the application of IFRIC 11 and IFRIC 12 would not have a significant influence on the unconsolidated financial statements.

(all amounts in PLN thousand)

5. Property, plant and equipment

	31 December 2006	31 December 2005
Land	239 516	201 694
Buildings and constructions	4 594 478	4 299 542
Machinery and equipment	2 564 605	2 724 985
Vehicles and other	217 656	178 399
Construction in progress	384 861	403 938
Total property, plant and equipment	**8 001 116**	**7 808 558**

Changes of property, plant and equipment by categories:

	Land	Buildings and constructions	Machinery and equipment	Vehicles and other	Construction in progress	Total
Gross book value						
1 January 2006	201 694	5 844 896	5 513 829	400 931	444 506	12 405 856
Increase	37 962	646 083	374 530	104 050	1 140 434	2 303 059
Reclassification	(5)	110	(80)	(25)	-	-
Decrease	(135)	(37 849)	(79 691)	(57 418)	(1 161 862)*	(1 336 955)
31 December 2006	**239 516**	**6 453 240**	**5 808 588**	**447 538**	**423 078**	**13 371 960**
1 January 2005	162 618	5 145 002	4 477 868	373 662	1 284 878	11 444 028
Increase	39 359	742 207	1 098 310	49 810	1 076 063	3 005 749
Reclassification	-	40	(30)	(10)	-	-
Decrease	(283)	(42 353)	(62 319)	(22 531)	(1 916 435)	(2 043 921)
31 December 2005	**201 694**	**5 844 896**	**5 513 829**	**400 931**	**444 506**	**12 405 856**
Accumulated depreciation and impairment allowances						
1 January 2006	-	1 545 354	2 788 844	222 532	40 568	4 597 298
Depreciation	-	338 539	500 750	47 135	-	886 424
Other increases	-	2 023	2 058	6 040	-	10 121
Impairment allowances	-	(1 358)	997	165	(2 351)	(2 547)
Reclassification	-	108	(21)	(87)	-	-
Decrease	-	(25 904)	(48 645)	(45 903)	-	(120 452)
31 December 2006	-	**1 858 762**	**3 243 983**	**229 882**	**38 217**	**5 370 844**
1 January 2005	-	1 221 078	2 361 650	193 320	45 911	3 821 959
Depreciation	-	345 283	480 218	46 470	-	871 971
Other increases	-	-	689	-	-	689
Impairment allowances	-	6 557	342	(427)	(5 343)	1 129
Reclassification	-	1	(1)	-	-	-
Decrease	-	(27 565)	(54 054)	(16 831)	-	(98 450)
31 December 2005	-	**1 545 354**	**2 788 844**	**222 532**	**40 568**	**4 597 298**
Net book value						
1 January 2006	**201 694**	**4 299 542**	**2 724 985**	**178 399**	**403 938**	**7 808 558**
31 December 2006	**239 516**	**4 594 478**	**2 564 605**	**217 656**	**384 861**	**8 001 116**
1 January 2005	**162 618**	**3 923 924**	**2 116 218**	**180 342**	**1 238 967**	**7 622 069**
31 December 2005	**201 694**	**4 299 542**	**2 724 985**	**178 399**	**403 938**	**7 808 558**

* Including in 2006 e.g. transfers to specific groups of property, plant and equipment of PLN 1,092,919 thousand.

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

Impairment allowances for property, plant and equipment as at 31 December 2006 and 31 December 2005 amounted to PLN 142,081 thousand and PLN 144,628 thousand respectively.

In 2006 the Company reviewed economic useful lives of property, plant and equipment applied afore. Should the rates from previous years be applied, depreciation expense would be higher by PLN 16,764 thousand. The gross book value of all fully depreciated property, plant and equipment still in use as at 31 December 2006 amounted to PLN 1,085,038 thousand and as at 31 December 2005 amounted to PLN 910,937 thousand.
Impairment allowances disclosed in property, plant and equipment movement table are equal to the amount by which the carrying amount of assets exceeded its recoverable amount. The impairment allowances are charged to operating expenses. The impairment allowances relate primarily to liquid fuels warehouse bases and petrol stations.

As at 31 December 2006 and 31 December 2005 no property, plant and equipment were used as a pledge for the Company's liabilities.

6. Intangible assets

	31 December 2006	31 December 2005
Acquired licenses, patents and similar intangible assets	42 211	29 098
Other	595	2
Total intangible assets	**42 806**	**29 100**

(all amounts in PLN thousand)

The changes of intangible assets were as follows:

	Acquired licenses, patents and similar intangible assets	Other	Total
Gross book value			
1 January 2006	174 209	5 040	179 249
Increase	28 822	4 146	32 968
Decrease	(1 565)	(203)	(1 768)
31 December 2006	**201 466**	**8 983**	**210 449**
1 January 2005	156 538	3 659	160 197
Increase	18 318	1 517	19 835
Decrease	(647)	(136)	(783)
31 December 2005	**174 209**	**5 040**	**179 249**
Accumulated depreciation and impairment allowances			
1 January 2006	145 111	5 038	150 149
Depreciation	14 354	2	14 356
Other increases	-	3 551	3 551
Impairment allowances	-	-	-
Decrease	(210)	(203)	(413)
31 December 2006	**159 255**	**8 388**	**167 643**
1 January 2005	125 332	3 647	128 979
Depreciation	20 411	10	20 421
Other increases	-	1 517	1 517
Impairment allowances	(26)	(1)	(27)
Decrease	(606)	(135)	(741)
31 December 2005	**145 111**	**5 038**	**150 149**
Net book value			
1 January 2006	**29 098**	**2**	**29 100**
31 December 2006	**42 211**	**595**	**42 806**
1 January 2005	**31 206**	**12**	**31 218**
31 December 2005	**29 098**	**2**	**29 100**

Impairment allowances for intangible assets as at 31 December 2006 and 31 December 2005 amounted to PLN 47 thousand.

(all amounts in PLN thousand)

In 2006 the Company reviewed economic useful lives of intangible assets applied afore. Should the rates from previous years be applied, adjustment to depreciation expense would not be material. The gross book value of all fully depreciated intangible assets still in use as at 31 December 2006 amounted to PLN 135,393 thousand and as at 31 December 2005 amounted to PLN 115,496 thousand.

The titles to perpetual usufruct of land obtained under an administrative decision were recognized by the Group at fair value as off balance sheet items in the amount of PLN 941,518 thousand as at 31 December 2006.

As at 31 December 2006 and 31 December 2005 the Company possessed concessions for public services due to which annual concession fees recognized in the profit and loss in a given period are paid.
The Company possesses concessions for the following activities:

- the trade of electrical energy for the period 05.11.1998 – 15.11.2008
- transportation and distribution of electrical energy for the period 05.11.1998 – 15.11.2008
- manufacturing and trade of heating energy for the period 05.11.1998 – 15.04.2013
- transportation and distribution of heat energy for the period 05.11.1998 – 15.11.2008
- manufacturing of electrical energy for the period 05.11.1998 – 15.11.2008

(all amounts in PLN thousand)

7. Financial assets

a) **Significant shares in related parties**

Name	Seat	31 December 2006	31 December 2005	Company's interest in capital/ in voting rights as at 31 December 2006	Company's interest in capital/ in voting rights as at 31 December 2005	Principal activity
AB Mazeikiu Nafta	Lithuania - Juodeikiai	6 759 742	-	84,2%	-	throughput of crude oil
UNIPETROL a.s.	Czech Republic- Praha	1 812 882	1 812 882	62,99%	62,99%	asset management of Unipetrol Group
ORLEN Deutschland AG	Germany - Elmshorn	503 803	503 803	100%	100%	asset management and retail fuel sales
Basell ORLEN Polyolefins Sp. z o.o.	Poland - Płock	453 699	453 699	50%	50%	production, distribution and sale of polyolefines
Polkomtel S.A.	Poland - Warsaw	436 495	436 495	19,61%	19,61%	rendering mobile telecommunication services
Anwil S.A.	Poland - Włocławek	176 200	176 200	84,49%	84,49%	production of nitric fertilizers, polyvinyl chloride
Niezależny Operator Międzystrefowy Sp. z o.o.*	Poland - Warsaw	84 004	84 004	35,00%	35,00%	rendering ground telecommunication services
Rafineria Trzebinia S.A.	Poland - Trzebinia	74 503	74 503	77,15%	77,15%	processing of paraffin, production and sale of fuel and oils
Rafineria Nafty Jedlicze S.A.	Poland - Jedlicze	64 000	64 000	75%	75%	processing of paraffin, production and sale of processing derivatives
ORLEN Oil Sp. z o.o.	Poland - Kraków	57 144	57 144	51,69%	51,69%	processing of paraffin, production and sale of processing derivatives
ORLEN Eko Sp. z o.o.	Poland - Płock	77 100	2 000	100%	100%	waste management, processing of non-metal waste
ORLEN Asfalt Sp. z o.o.	Poland - Płock	50 000	50 000	82,46%	82,46%	production and processing of products of crude oil refining
Other		421 368	390 105			
Total		**10 970 940**	**4 104 835**			
Impairment allowances						
ORLEN Deutschland AG		(75 000)	(75 000)			
Niezależny Operator Międzystrefowy Sp. z o.o.*		(65 970)	(65 970)			
Other		(38 507)	(48 318)			
Total impairment allowances		**(179 477)**	**(189 288)**			
Net value of significant shares in related parties		**10 791 463**	**3 915 547**			

* Detailed information in Note 30 m

(all amounts in PLN thousand)

Name	Seat	31 December 2006	31 December 2005	Company's interest in capital/ in voting rights as at 31 December 2006	Company's interest in capital/ in voting rights as at 31 December 2005	Principal activity
b) Significant shares in other parties						
Telewizja Familijna S.A.	Poland - Warsaw	26 004	26 004	11,96%	11,96%	radio and television related activity
Naftoport Sp. z o.o.	Poland - Gdańsk	31 026	39 502	14,10%	17,95%	construction, operation and maintenance of loading station for liquid fuels
Other		11 208	11 209			
Total		**68 238**	**76 715**			
Impairment allowances						
Telewizja Familijna S.A.		(26 004)	(26 004)			
Other		(9 582)	(10 567)			
Total impairment allowances		**(35 586)**	**(36 571)**			
Investments held to maturity						
Telewizja Familijna S.A. bonds *	Poland - Warsaw	26 000	26 000			
Impairment allowances		(26 000)	(26 000)			
Net value of investments held to maturity		-	-			
Net value of significant shares in other parties		**32 652**	**40 144**			
c) Loans granted						
Related parties		**5 589**	**1 744**			

* As at 8 April 2003 the bankruptcy of Telewizja Familijna S.A. was declared; book value of shares and bonds as at 31 December 2005 and 31 December 2004 was fully covered by an allowance.

(all amounts in PLN thousand)

8. Other non-current assets

	31 December 2006	31 December 2005
Receivables due to payments to subsidiaries' equity	14 721	24 776
Receivables due to acquisition of liabilities of the Unipetrol Group	29 716	36 458
Receivables from sale of shares	2 500	4 200
Other	43	278
Total	**46 980**	**65 712**

9. Inventories

	31 December 2006	31 December 2005
Raw materials	2 463 786	2 303 974
Work in progress	434 550	424 076
Finished goods	1 392 501	1 176 000
Merchandise	224 899	117 013
Total inventory, net	**4 515 736**	**4 021 063**

The value of inventories valued at net realizable value amounted to PLN 1,833 thousand as at 31 December 2006 and PLN 632 thousand as at 31 December 2005. The inventory allowances to net realizable value amounted to PLN 6,771 thousand as at 31 December 2006 and PLN 2,524 thousand as at 31 December 2005.

As at 31 December 2006 and 31 December 2005 inventories of the Company were not used as a pledge for its liabilities.

Starting from 2002, mandatory reserves are established based on the schedule in accordance with the Minister of Economy Decree (the decree of 19 December 2005 currently in force, Official Journal no. 266. item 2240) to arrive at the end of 2008 at the level equal to 76 days of average daily production, import and intra-Community acquisitions less export and intra-Community supplies (in addition the relevant economy Minister is obliged to establish the reserves of liquid fuels in the amount equal to consumption of fuels in 14 days on average in a given year).
The detailed methods of calculation and formation of the mandatory reserves of liquid fuels are contained in the Minister of Economy Decree of 12 May 2006 (Official Journal no 92 item 642).
The new act on reserves of crude oil, refinery products and natural gas and the principles of proceeding in the event of threat to national liquid fuels security and disturbance on the oil market has been signed by the President of the Republic of Poland in March 2007. The act introduces additional provisions in force for the member countries of the International Energy Agency (IEA). Poland is to become a member of IEA in 2007.
The new act introduced additional provisions such as:

- building up mandatory reserves by additional 10% with regard to the so-called inaccessible reserves,
- changes to methods of calculation of reserves (quantities sold in the country were replaced by net imports of crude oil in the revised methodology),
- building up a 30-days reserves of LPG.

Upon consideration of the above one may expect an increase in the cost of maintaining of reserves.

The value of mandatory reserves held by the Company as at 31 December 2006 and 31 December 2005 amounted to PLN 2,443,865 thousand and PLN 1,894,254 thousand, respectively.

(all amounts in PLN thousand)

10. Trade and other receivables

	31 December 2006	31 December 2005
Trade receivables	3 198 480	2 400 876
Excise tax and fuel charge receivables	215 777	158 649
Taxation, duty and social security receivables	135 263	56 658
Receivables from sale of property, plant and equipment	2 233	16 469
Prepayments for property, plant and equipment	57 657	3 416
Receivables due to acquisition of liabilities of the Unipetrol Group	7 820	286 255
Prepayments for delieveries	41 264	2 818
Other receivables	72 702	33 574
Total trade and other receivables, gross	**3 731 196**	**2 958 715**
Receivables allowances	(255 573)	(232 623)
Total trade and other receivables, net	**3 475 623**	**2 726 092**

Trade and other receivables include PLN 540,059 thousand of amounts denominated in foreign currencies as at 31 December 2006 and PLN 396,128 thousand as at 31 December 2005. Trade receivables result primarily from the sales of finished goods and sales of merchandise.
Concentration of credit risk relating to trade receivables is limited due to a large number of customers with specified trade credit limits and their dispersion across many different industries principally in Poland, Germany, Czech Republic and Lithuania.
The assumed repayment period of receivables involved with the usual course of sales operations is 14 to 30 days.
Maximum trade credit limit risk amounted to PLN 3,124,583 thousand as at 31 December 2006. The Management Board believes that the risk of doubtful receivables is reflected by the relevant allowance.
No transfers of rights to receivables as a security for the Company's liabilities have been made as at 31 December 2006 and as at 31 December 2005.

The receivables allowances:

	2006	2005
Receivables allowances, beginning of period	232 623	338 038
Allowance made during the period	117 786	99 685
Allowance reversed during the period	(84 475)	(194 839)
Allowance used during the period	(10 361)	(10 261)
Receivables allowances, end of period	**255 573**	**232 623**

11. Prepayments

	31 December 2006	31 December 2005
Leases	16 556	14 846
Insurances	31 163	35 816
Other	7 677	8 040
Total	**55 396**	**58 702**

12. Cash and cash equivalents

	31 December 2006	31 December 2005
Cash on hand and in bank	228 891	243 914
Cash in transit	78 423	39 595
Total	**307 315**	**283 509**

Total cash and cash equivalents denominated in foreign currencies amounted to PLN 57,421 thousand as at 31 December 2006 and to PLN 70,874 thousand as at 31 December 2005.

(all amounts in PLN thousand)

Cash and cash equivalents not available for use as at 31 December 2006 amounted to PLN 3,000 thousand. Taking into account cooperation of the Company mainly with well-established Polish and international banks, the risk relating to depositing cash and cash equivalents is considerably limited.

13. Other financial assets

	31 December 2006	31 December 2005
Derivatives	18 205	7 498
Hedging instruments	37 241	96 122
Total other financial assets	**55 446**	**103 620**

14. Interest-bearing loans and borrowings

	31 December 2006	31 December 2005
Bank loans	**6 635 472**	**1 404 172**
Including:		
short-term	3 139 842	30 007
long-term	3 495 630	1 374 165

Maturities of principal installments as at 31 December 2006 and 31 December 2005 were as follows:

	31 December 2006	31 December 2005
Up to 1 year	3 139 842	30 007
Between 1 and 5 years	3 495 630	1 374 165
Total	**6 635 472**	**1 404 172**

The value of interest-bearing loans and borrowings drawn by the Company and debt securities issued increased in 2006 by 5,231,300 thousand net. The change in indebtedness level resulted primarily from:

- drawing of foreign loans translated to PLN:
  - EUR 800,000 thousand (PLN 3,053,200 thousand) of a short term consortium multi currency bridge loan (BNP Paribas acting as Agent)
  - USD 348,269 thousand (PLN 1,069,912 thousand) of a consortium multi currency loan (BTM acting as Agent) – in 2006 there was a translation of portion of USD 215,910 thousand to EUR 181,061 thousand
  - USD 300,000 thousand (PLN 861,844 thousand) of a consortium multi currency loan (BNP Paribas acting as Agent)
  - EUR 230,000 thousand (PLN 877,795) of a long term consortium multi currency revolving loan (BNP Paribas acting as Agent)
  - EUR 171,596 thousand (PLN 663,098 thousand) of a consortium multi currency loan (BTM acting as Agent)
- drawing of loans in PLN:
  - PLN 100,000 thousand in PKO BP S.A.
  - PLN 29,691 thousand in BH w Warszawie S.A.
- increase of indebtedness of PLN 61,863 thousand resulting from foreign exchange differences and loans interest
- repayment of foreign currency loans translated to PLN:
  - USD 218,269 thousand (PLN 695,993 thousand) of a consortium double currency loan (ING acting as Agent)
  - EUR 171,596 thousand (PLN 663,098 thousand) of a consortium double currency loan (ING acting as Agent)
  - USD 4,997 thousand (PLN 15,795 thousand) of a consortium multi currency loan (BTM acting as Agent)
- repayment of loans and borrowings in PLN
  - PLN 100,000 thousand in PKO BP S.A.
  - PLN 11,217 thousand in BPH S.A.

Bank loans by currency (PLN thousand)

		31 December 2006	31 December 2005
PLN	(1)	44 818	26 299
USD	(2)	1 252 079	713 387
EUR	(3)	5 338 575	664 486
Total		**6 635 472**	**1 404 172**

As at 31 December 2006 and 31 December 2005 the level of flat interest rates and loan margins relating to used bank loans were as follows:

PLN (1)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	44 818	
T/N WIBOR		to 0,06%
1M WIBOR		to 0,06%
Total PLN	**44 818**	
USD (2)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	1 252 079	
6M LIBOR		to 0,18%
Total USD	**1 252 079**	
EUR (3)		
31 December 2006	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	5 338 575	
6M EURIBOR		0,12% 0,18%
Total EUR	**5 338 575**	
Total	**6 635 472**	

PLN (1)		
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	26 299	
T/N WIBOR		to 0,06%
1M WIBOR		0,07% - 0,10%
Total PLN	**26 299**	
USD (2)		
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	713 387	
3M LIBOR		to 0,40%
Total USD	**713 387**	
EUR (3)		
31 December 2005	**Indebtedness balance**	**Margin/rate within the range**
Floating rate	664 486	
3M EURIBOR		to 0,40%
Total EUR	**664 486**	
Total	**1 404 172**	

Bank loans by currency (PLN thousand) - continued

As at 31 December 2006 and 31 December 2005 interest rates for specific bases were as follows:

	31 December 2006	31 December 2005
T/N Wibor	4,11%	4,60%
1M Wibor	4,12%	4,60%
3 M Euribor	3,7250%	2,4870%
6 M Euribor	3,8530%	2,6370%
3M Libor (USD)	5,3600%	3,5362%
6M Libor (USD)	5,3700%	4,7000%

As at 31 December 2006 and 31 December 2005, in accordance with agreements concluded with banks, the Company had unutilized amount of bank loans and borrowings at floating rate of PLN 3,979,241 thousand and PLN 2,987,430 thousand respectively.
In 2006 the effective interest rate for loans denominated in PLN was formed at the level of 4.22%, and for loans denominated in EUR at 3.11% and for loans denominated in USD at 5.11 %
As at 31 December 2006 bank loans and borrowings were not pledged on the Company's assets.

15. Provisions

Long-term provisions	31 December 2006	31 December 2005
Land reclamation provision	252 177	404 714
Retirement benefits and jubilee bonuses	101 992	115 972
Business risk provision	3 800	3 800
Shield programmes provision	99 428	68 718
Other provisions	18 340	11 896
Total	**475 737**	**605 100**

Short-term provisions	31 December 2006	31 December 2005
Land reclamation provision	91 400	46 350
Retirement benefits and jubilee bonuses	14 241	9 143
Business risk provision	415 380	361 727
Shield programmes provision	24 492	130 500
Other provisions	59 299	26 752
Total	**604 812**	**574 472**

The Company has legal obligation to reclaim contaminated land in area of production plant in Płock, petrol stations and warehouse bases. In the period 2000-2006 an assessment of the contaminated objects and estimation of future expenditures on land reclamation were conducted by an independent expert. The amount of the land reclamation provision was reassessed by the Management Board on the basis of analysis of the independent expert. The amount of the provision is the Management Board's best estimate in respect of future expenditures taking into account the average level of costs necessary to remove contamination, by facilities constituting basis of creating the provision.
The change in the average level of costs necessary to remove contamination has impacted the land reclamation provision in the amount of PLN 159.518 thousand. The main reason causing the change of the land reclamation provision is the decrease of soil required.

In 2006 the Company changed the assumptions for calculation of retirement benefits and jubilee bonuses provision. Should the prior year's assumptions be taken into account, the provision would have been higher by PLN 25,319 thousand.

(all amounts in PLN thousand)

The changes in provisions in particular periods were as follows:

Change in long-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	404 714	115 972	3 800	68 718	11 896	605 100
Provision made during the period	-	1 260	-	30 710*	8 272	40 242
Provision used during the period	-	(37)	-	-	(14)	(51)
Provision reversed during the period	(152 537)	(15 203)	-	-	(1 814)	(169 554)
31 December 2006	**252 177**	**101 992**	**3 800**	**99 428**	**18 340**	**475 737**

* shield programmes provision reclassified from short to long term portion

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	347 531	104 614	17 757	25 464	2 968	498 334
Provision made during the period	57 636*	13 890	14 783	43 254	9 428	138 991
Provision used during the period	(86)	(2 532)	-	-	-	(2 618)
Provision reversed during the period	(367)	-	(28 740)	-	(500)	(29 607)
31 December 2005	**404 714**	**115 972**	**3 800**	**68 718**	**11 896**	**605 100**

* incl. the amount of PLN 51,561 of land reclamation provision reclassified from short to long term portion

(all amounts in PLN thousand)

Change in short-term provisions

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2006	46 350	9 143	361 727	130 500	26 752	574 472
Provision made during the period	59 299	13 346	64 726	-	55 320	192 691
Provision used during the period	(14 249)	(8 248)	(2 586)	(75 298)	(20 283)	(120 664)
Provision reversed during the period	-	-	(8 487)	(30 710)*	(2 490)	(41 687)
31 December 2006	**91 400**	**14 241**	**415 380**	**24 492**	**59 299**	**604 812**

* shield programmes provision reclassified from short to long term portion

	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
1 January 2005	106 143	9 013	46 384	44 536	29 371	235 447
Provision made during the period	-	8 347	338 264**	122 746	13 880	483 237
Provision used during the period	(7 989)	(8 217)	-	(36 782)	(10 500)	(63 488)
Provision reversed during the period	(51 804)*	-	(22 921)	-	(5 999)	(80 724)
31 December 2005	**46 350**	**9 143**	**361 727**	**130 500**	**26 752**	**574 472**

* incl. the amount of PLN 51,561 of land reclamation provision reclassified from short to long term portion

** including provision for the potential negative financial impact of execution of the agreements concerning the disposal of portion of assets of Unipetrol Group

Long-term and short-term provisions

31 December 2006	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	252 177	101 992	3 800	99 428	18 340	475 737
Short-term provisions	91 400	14 241	415 380	24 492	59 299	604 812
Total	**343 577**	**116 233**	**419 180**	**123 920**	**77 639**	**1 080 549**

31 December 2005	Land reclamation provision	Retirement benefits and jubilee bonuses	Business risk provision	Shield programmes provision	Other provisions	Total
Long-term provisions	404 714	115 972	3 800	68 718	11 896	605 100
Short-term provisions	46 350	9 143	361 727	130 500	26 752	574 472
Total	**451 064**	**125 115**	**365 527**	**199 218**	**38 648**	**1 179 572**

(all amounts in PLN thousand)

16. Other long-term liabilities

	31 December 2006	31 December 2005
Liabilities due to payments to subsidiaries' equity	28 600	-
Finance lease liabilities	21 686	-
Total	**50 286**	-

17. Trade and other liabilities and accrued expenses

Trade and other liabilities comprised of the following:

	31 December 2006	31 December 2005
Trade liabilities	2 848 973	2 000 402
Liabilities due to acquisition of property, plant and equipment	337 204	250 469
Holiday pay accrual	15 269	17 711
Payroll liabilities	12 482	12 769
Loyalty programme VITAY	22 786	61 858
Excise tax and fuel charge liabilities	788 817	646 989
Other taxation, duty and social security liabilities	293 391	319 138
Other liabilities and accrued expenses	138 379	127 606
Total	**4 457 301**	**3 436 942**

Trade and other liabilities and accrued expenses denominated in foreign currencies amounted to PLN 2,085,699 thousand as at 31 December 2006 and PLN 1 508 796 thousand as at 31 December 2005. The carrying amount of short-term trade liabilities is equal to its fair value by virtue of its short-term characteristics.

The VITAY is a loyalty program created for individual customers. The VITAY program is in operation on the Polish market since 14 February 2001. Purchases made by customers are granted with VITAY points that can be subsequently exchanged for fuel or VITAY gifts.
From June 2006 fuel prize is available for customers in discount of fuel price which is not current expense of VITAY program but decrease fuel sales.
The provision is created with regard to the unrealized amount of points. It is recognized in the period when the points were granted to customers. As a result of changes regarding the substance of gifts, separate provisions are created for fuel and non-fuel gifts.
The provision is estimated on the basis of proportion of fuel and non fuel gifts granted, total unrealized amount of points and current cost per one VITAY point. The provision is equal to 75% of the value of unrealized points (75% being a ratio for points' realizability).

18. Shareholders' equity

In accordance with the Commercial Register, the share capital of Polski Koncern Naftowy ORLEN S.A. as at 31 December 2006 amounted to PLN 534,636 thousand. It is divided into 427,709,061 shares with nominal value of PLN 1.25 each.

(all amounts in PLN thousand)

The share capital as at 31 December 2006 and 31 December 2005 consisted of the following series of shares:

Share series	Number of shares issued as at 31 December 2006	Number of shares issued as at 31 December 2005	Number of shares authorized as at 31 December 2006	Number of shares authorized as at 31 December 2005
A series	336 000 000	336 000 000	336 000 000	336 000 000
B series	6 971 496	6 971 496	6 971 496	6 971 496
C series	77 205 641	77 205 641	77 205 641	77 205 641
D series	7 531 924	7 531 924	7 531 924	7 531 924
	427 709 061	427 709 061	427 709 061	427 709 061

In 2006 and 2005 there was no additional issue of shares.

In Poland, each new issuance of shares is labeled as a new series of shares. All of the above series involve the exact same rights.
The balance of the hedging reserve results from valuation of derivatives meeting the criteria for hedge accounting (for cash flow hedges).

The shareholder structure as at 31 December 2006 was as follows:

	Number of shares	Number of voting rights	Nominal value of shares	% share in share capital
Nafta Polska S.A.	74 076 299	74 076 299	92 595 374	17,32%
Skarb Państwa	43 633 897	43 633 897	54 542 371	10,20%
Bank of New York (as a depositary)	23 919 466	23 919 466	29 899 333	5,59%
Other	286 079 399	286 079 399	357 599 249	66,89%
Total	**427 709 061**	**427 709 061**	**534 636 327**	**100,00%**

Retained earnings comprise of the following titles:

	31 December 2006	31 December 2005
Reserve capital	9 617 634	6 232 189
Privatization Fund created with the privatization of Petrochemia Plock S.A.	53 476	53 476
Undistributed profit from changes in accounting policies	-	858 231
Revaluation reserve from revaluation of property, plant and equipment in 1995	643 923	649 047
Reserve capital from disposal of property, plant and equipment revalued in 1995	186 342	181 218
Net profit	2 199 876	2 527 214
Total retained earnings	12 701 251	10 501 375

The share capital and share premium as at 31 December 1996, in accordance with IAS 29.24 and 29.25, were revalued on a basis of monthly general price indices by PLN 691,802 thousand (PLN 522,999 thousand revaluation of share capital and PLN 168,803 thousand revaluation of share premium). Therefore were presented as share capital revaluation adjustment and share premium revaluation adjustment in the balance sheet.

(all amounts in PLN thousand)

In 2006 the Company did not pay dividends to shareholders as a result of meeting the condition of acquisition of Mazeikiu Nafta AB shares according to the resolution of the General Meeting of PKN ORLEN S.A.

Calculation of earnings per share and diluted earnings per share is presented below:

	for the year ended 31 December 2006	for the year ended 31 December 2005
Weighted average number of ordinary shares issued	427 709 061	427 709 061
Earnings and diluted earnings per share (in PLN)	5,14	5,91

As at 31 December 2006 and 31 December 2005 there was no dilutive effect that could have had impact on the above calculation.

Method of calculation of earnings per share and diluted earnings per share for the years ended 31 December 2006 and 31 December 2005

		2006	2005
Net profit for the year (in PLN)	(A)	2 199 876 021,08	2 527 214 367,72
Weighted average number of ordinary shares	(B)	427 709 061	427 709 061
Earnings per ordinary share (in PLN)	(A/B)	5,14	5,91
Weighted average number of expected ordinary shares	C	427 709 061	427 709 061
Diluted earnings per ordinary share (in PLN)	(A/C)	5,14	5,91

The Company calculated earnings per share and diluted earnings per share in accordance with the IFRSs.

19. Suggested distribution of the Company's profit for 2006, retained earnings and distribution of profit for 2005 (amounts in PLN)

a. Suggested distribution of profit for 2006

A new dividend policy communicated in a revised development strategy of PKN ORLEN for 2006-2009, announced in January 2006, assumes setting recommended dividend level in comparison to free cash flow for shareholders after realization of investment budget and capital structure optimization („Free Cash Flow to Equity" – FCFE). According to the new policy the Management Board set the target of the payment at a level not lower than 50% of FCFE (set as the minimum in the dividend policy)

As the result of the acquisition of shares Mazeikiu Nafta AB (MN) by PKN ORLEN S.A. on 15 December 2006 as well as in the face of realizing the investment program of Group, the Management Board expects that in 2007 the level of consolidated indebtedness of the Company will exceed the optimum level between 1.5x - 2.0x EBITDA. This situation, in the opinion of the Management Board, will cause the necessity of optimization of the indebtedness and consequently the negative indicator of FCFE.

Rating agency Fitch Ratings estimates the periodical increase of the Company's net debt to the level between 2,5x - 3,0x of EBITDA at the end of 2007. This resulted in the fact that on 15 December 2006 Fitch Ratings ("Agency") lowered long-term international investments rating for PKN ORLEN S.A. from "BBB/negative watch" up till now, to "BBB-/negative outlook".

Considering the factors mentioned above, mainly the intention of the Management Board of maintenance of the long-term rating on the investment level, the Management Board proposes to assign the net profit for 2006 in the amount of PLN 2 199 876 021,08, decreased by 5,000,000.00 of Social Fund charge, (the amount of PLN 2 194 876 021,08) to the reserve capital:

Reserve capital	2 194 876 021,08
Distribution to Social Fund	5 000 000,00
Total	2 199 876 021,08

(all amounts in PLN thousand)

b. According to resolution of Company's General Shareholders' Meeting, profit for 2005 was distributed as follows:

Reserve capital	2 522 214 367,72
Distribution to Social Fund	5 000 000,00
Total	2 527 214 367,72

The distribution of the profit results from the note § 1 section 2 of the Resolution no 6 of the Ordinary General Meeting of PKN ORLEN S.A. dated 27 June 2006, precisely the fulfillment of the condition of the acquisition of Mazeikiu Nafta AB shares till 31 March 2007.

Method of calculation of book value and diluted book value per share as at 31 December 2006 and 31 December 2005

		2006	2005
Book value (PLN)	(A)	15 009 586 446,02	12 864 705 361,26
Number of shares	(B)	427 709 061	427 709 061
Book value per share (PLN)	(A/B)	35,09	30,08
Expected number of shares	C	427 709 061	427 709 061
Diluted book value per share (PLN)	(A/C)	35,09	30,08

The Company calculated book value per share and diluted book value per share in accordance with the IFRSs.

20. Explanation of differences between changes in the balance sheet positions and changes presented in the cash flow statement

	2006	2005
Balance sheet change in other non-current assets and trade and other receivables	(730 799)	(869 718)
Change in investment receivables	(9 215)	(21 031)
Change in receivables due from Unipetrol Group entities	(253 888)	293 708
Change in advances for construction in progress	54 241	(16 753)
Other	(8 655)	(5 961)
Change in receivables in the cash flow statement	**(948 316)**	**(619 755)**

	2006	2005
Balance sheet change in other long-term liabilities and trade and other liabilities and accrued expenses	1 070 645	989 368
Change in investment liabilities	(86 735)	(74 230)
Change in liabilities due to additional payments to subsidiaries' equity	(55 100)	-
Change in finance lease liabilities	(21 686)	-
Other	607	(16 617)
Change in liabilities and accrued expenses in the cash flow statement	**907 731**	**898 521**

(all amounts in PLN thousand)

	2006	2005
Balance sheet change in provisions	(99 023)	445 791
Change in deferred tax liabilities recognized directly in equity	12 900	6 136
Reclassification of deferred tax charge recognized in equity in the prior period to the net result	-	5 037
Change in provisions in the cash flow statement	**(86 123)**	**456 964**

The amount of PLN (254 020) thousand, presented in 2005 as "other" in operating activities in the cash flow statement, comprised of:

	2005
Change in acquired receivables due from Unipetrol a.s. Group entities	(293 708)
Proceeds/outflows from acquisition of receivables due from Unipetrol Group entities	48 140
Loss on foreign exchange differences	27 573
Change in prepayments and deferred income	(20 543)
Other	(15 482)
Total	**(254 020)**

Sale of shares in subsidiaries and associates

In 2006 PKN ORLEN sold shares in 3 subsidiaries and associates. The cumulative impact of the transactions amounted to:

	2006
Proceeds from sale of shares	95 606
Agreed sales price	98 480
Net assets of entities sold	92 357
Result on sale	6 123
Net cash and cash equivalents proceeds	89 483

(all amounts in PLN thousand)

21. Segment data

Revenues, expenses and financial result by business segments

	Refining Segment		Petrochemical Segment		Other operations		Adjustments		Total	
	for the year ended		for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Sales to external customers	28 564 793	19 841 360	4 285 672	2 430 296	522 791	413 710			33 373 256	22 685 366
Transactions with other segments	6 069 012	3 391 765	2 980 471	2 000 353	765 503	650 988	(9 814 986)	(6 043 106)	-	-
Settlement of hedging transactions	21 100		106 678	103 740					127 778	103 740
Total sales revenues	34 654 905	23 233 125	7 372 821	4 534 389	1 288 294	1 064 698	(9 814 986)	(6 043 106)	33 501 034	22 789 106
Total operating expenses	(32 709 900)	(20 239 953)	(6 874 916)	(3 913 165)	(1 214 001)	(1 082 265)	9 814 986	6 043 106	(30 983 831)	(19 192 277)
Other operating revenues	167 660	118 514	38 823	36 655	37 003	20 671			243 486	175 840
Other operating expenses	(117 405)	(184 093)	(55 535)	(54 693)	(31 093)	(88 630)			(204 033)	(327 416)
Segment result	**1 995 260**	**2 927 593**	**481 193**	**603 186**	**80 203**	**(85 526)**	-	-	**2 556 656**	**3 445 253**
Unallocated revenues									10 074	9 447
Unallocated costs									(565 724)	(760 929)
Profit from operations									**2 001 006**	**2 693 771**
Financial revenues									891 903	654 981
Financial expenses									(290 680)	(190 089)
Profit before tax									**2 602 229**	**3 158 663**
Income tax expense									(402 353)	(631 449)
Net profit									**2 199 876**	**2 527 214**

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Other operations		Total	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Segment assets employed	11 662 388	9 627 641	2 835 803	3 122 068	1 261 219	1 586 145	15 759 410	14 335 854
Unallocated assets, incl.:							11 711 591	4 874 266
classified as held for sale							6 150 *	72 469
Total assets							27 471 001	19 210 120
Segment liabilities	3 405 432	2 726 986	128 851	178 754	363 061	407 217	3 897 344	3 312 957
Unallocated liabilities							8 564 071	3 032 460
Total liabilities							12 461 415	6 345 417

* shares in Petrotel Sp. z o.o.

(all amounts in PLN thousand)

Other information by business segments – continued

	Refining Segment		Petrochemical Segment		Other operations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Cost incurred to acquire property, plant and equipment and intangible assets	855 919	658 869	108 447	328 358	119 845	87 420	1 084 211	1 074 647
Unallocated cost incurred to acquire property, plant and equipment and intangible assets							63 556	42 444
Total cost incurred to acquire property, plant and equipment and intangible assets							1 147 767	1 117 091
Segment depreciation	480 269	525 859	247 712	175 983	144 470	159 641	872 451	861 483
Depreciation of unallocated assets							29 097	31 560
Total depreciation							901 548	893 043
Non-cash expenses other than depreciation	105 629	73 803	40 841	57 963	19 982	462 975	166 452	594 741

(all amounts in PLN thousand)

	Refining Segment		Petrochemical Segment		Other operations		Total	
	for the year ended		for the year ended		for the year ended		for the year ended	
	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005	31 December 2006	31 December 2005
Additions of impairment allowances	(52 291)	(60 389)	(40 841)	(34 972)	(5 645)	(7 753)	(98 777)	(103 114)
Unallocated allowances							(32 116)	(5 938)
Total additions of impairment allowances							(130 893)	(109 052)
Reversal of impairment allowances	49 054	49 978	26 613	25 325	5 973	10 866	81 640	86 169
Unallocated reversal of impairment allowances							12 716	8 278
Reversal of impairment allowances							94 356	94 447

Impairment allowances by business segments include items recognized in the profit and loss, i.e.:
- receivables allowances;
- inventories allowances;
- property, plant and equipment impairment allowances.

Allowances and reversals were performed in conjunction with occurrence or extinction of indications in respect of overdue receivables, uncollectible receivables or receivables in court as well as potential impairment of property, plant and equipment.

Allowances made in the Refining Segment concerned primarily impairment of petrol stations and warehouse bases. Allowances for idle assets and obsolete raw materials were recognized in other activities segment.

(all amounts in PLN thousand)

Geographical segments

The below table presents the Company's sales revenues by geographical segments for the period ended 31 December 2006 and 31 December 2005.

	Revenues from sale by geographical area	
	for the year ended	
	31 December 2006	31 December 2005
Poland	26 220 828	21 116 848
Germany	521 635	334 741
Czech Republic	5 980 438	491 415
Other countries	778 133	846 102
Total revenues from sale by geographical area	**33 501 034**	**22 789 106**

(all amounts in PLN thousand)

22. Financial instruments

a. Transactions within derivatives

According to market risk management policy approved by the Management Board of PKN ORLEN S.A., the reduction of the volatility of cash flows and potential losses resulting from events which could have a negative impact on the Company's result is the Company's major goal in terms of market risk management. Market risk management includes identification, measurement and definition of risk mitigation, taking into consideration fluctuation of exchange rates, interest rates and prices of goods.

According to market risk management policy revised in January 2006 the Company started to hedge its net operating exposure in EUR and USD systematically. Currencies forwards were used as financial instruments to hedge the above mentioned exposures. The principles of cash flow hedge accounting were not applied to the instruments acquired and settled in the same quarter. In other cases, cash flow hedge accounting was applied to this group of financial instruments. The cash flows resulting from the settlement of the instruments hedging the net operating exposure in EUR and USD amounted to PLN 126.6 million in 2006.

In May and June 2006 PKN ORLEN S.A. had concluded share purchase agreements with Yukos International B.V. and the Government of the Republic of Lithuania with regard to purchase of shares in AB Mazeikiu Nafta. In conjunction with the fact that a significant part of financing of the transaction was to be arranged by means of bank loans denominated in EUR, from August the Company has been entering into EUR forward puts in order to accumulate USD required to settle the purchase price for the shares in Mazeikiu. In addition, in December 2006 the Company acquired USD in exchange for PLN. For both of the above transactions currency forwards had been used to minimize exchange rates fluctuations. In October 2006, part of the instruments was rolled over with a gain of PLN 52.8 million. In November and December 2006, due to the weakening of USD, the final settlement of instruments resulted in a loss of PLN 156.9 million. The principles of cash flow hedge accounting were not applied to the above described instruments.

The Company values derivatives at fair value using financial instruments valuation models that utilize widely available data from active markets. The transactions can only be concluded with reliable partners that were authorized to participate in transactions as a result of procedures obliging in the Company and within limits granted. In accordance with market risk management policy, conclusion of transactions for speculation is unallowable in PKN ORLEN S.A. All the concluded hedge transactions are reflected in the physical transactions and hedge risk resulting directly from relevant actual transactions or belong to the group of probable transactions.

(all amounts in PLN thousand)

Swap hedging transactions:

	Financial assets – hedging transactions - derivatives	Financial liabilities – hedging transactions - derivatives
Fair value as at 31 December 2005	**96 840**	-
Increase	-	-
Decrease	**96 840**	-
sale, release, repayment	96 840	-
Fair value as at 31 December 2006	-	-

Final settlement of the EUR/PLN currency-interest rate swap transactions acquired in 2003 and used as hedging transactions for revenues from petrochemical business was made in September and November 2006.

Forward hedging transactions:

	Financial assets – hedging transactions - derivatives	Financial liabilities – hedging transactions - derivatives
Fair value as at 31 December 2005	-	-
Increase	37 241	8 504
valuation	37 241	8 504
Decrease	-	-
Fair value as at 31 December 2006	**37 241**	**8 504**

As at the end of December 2006 the Company's portfolio comprised 116 currency forwards acquired in 2006, including 32 forwards concerning purchase of USD currency in the amount of USD 97.5 million, 41 forwards concerning sales of USD currency in the amount of USD 169.2 million and 43 forwards concerning sales of EUR currency in the amount of EUR 250.1 million. The joint existence of both purchase and sale forward transactions in USD resulted from the corrections to the portfolio of hedging transactions that reflected anticipated changes to the net operating exposure in USD. The principles of cash flows hedge accounting have been applied to these instruments.

(all amounts in PLN thousand)

b. Financial instruments by class:

	31 December 2006	31 December 2005
Financial assets at fair value through profit and loss	18 205	7 498
Financial assets available for sale	43 391	168 591
Loans and receivables, including:	3 209 689	2 419 764
-loans granted	8 976	2 419
-trade receivables	3 200 713	2 417 345
Cash and cash equivalents	307 315	283 509
Financial liabilities at fair value through profit and loss	8 525	40
Trade liabilities	3 186 177	2 250 871
Interest-bearing loans and borrowings	6 635 472	1 404 172

The value of long-term financial assets stated at cost less impairment charges as at 31 December 2006 and as at 31 December 2005 to PLN 136 thousand and included mainly shares and stakes not quoted in an active market.
The Company recognized derivative transactions with positive fair value as financial assets at fair value through profit and loss and derivative transactions with negative fair value as financial liabilities at fair value through profit and loss.
The value of financial assets available for sale stated at fair value as at 31 December 2006 and 31 December 2005 includes hedging derivatives of PKN ORLEN that amounted to PLN 37,241 thousand as at 31 December 2006 and to PLN 96,840 thousand as at 31 December 2005.

c. Put option agreement between PKN ORLEN and the Government of the Republic of Lithuania

The put option agreement on shares of AB Mazeikiu Nafta ("Put option agreement") concluded by PKN ORLEN and the Government of the Republic of Lithuania on 9 June 2007 contains a put option issued by PKN ORLEN, related to transfer 70,750,000 shares in AB Mazeikiu Nafta, standing for a 9.9814% stake in all issued shares. According to the put option agreement, PKN ORLEN is obliged to purchase 70,750,000 shares in AB Mazeikiu Nafta in a single transaction upon request of the Government of the Republic of Lithuania during the period of five years subsequent to closing of the share purchase transaction with respect to 216,915,941 shares in Mazeikiu, that is until 15 December 2011. The option price is equal to USD 4.0205 per share should the option be exercised in the period from 16 December 2006 to 15 December 2009 and USD 3.927 per share should it be exercised in the period from 16 December 2009 to 15 December 2011.

The premium received by PKN ORLEN in exchange for the issued put option amounted to USD 1. The fair value of the option cannot be reliably determined due to significant variability of the fair value estimation ranges.

In addition, upon acquisition of shares in AB Mazeikiu Nafta from Yukos International UK B.V., in accordance with the Lithuanian law PKN ORLEN had been obliged to announce mandatory trade offering ("MTO") for the remaining shares in Mazeikiu within a period of 30 days from acquisition of the shares from Yukos International B.V. The price per share for the purposes of MTO must have at least been equal to the highest price for shares in Mazeikiu paid by PKN ORLEN in the period of 12 months preceding announcement of MTO. The price had been fixed at LTL 10.25 per share. The maximum number of shares under the MTO equaled 110,619,778 (including the shares under the put option agreement). The value of shares under the MTO amounted to LTL 1.13 billion (equivalent of USD 434 million). On 22 December 2006 the Lithuanian Stock Exchange Commission approved the circular letter in respect of the MTO. The MTO was exercised in the period 2-15 January 2007. In connection with the settlement of the MTO performed on 18. and 19 January 2007, PKN ORLEN has become the owner of total 632,713,599 shares in AB Mazeikiu Nafta.

d. Interest rate risk

The Company's financial liabilities are held to maturity. The effective interest rate is similar to nominal interest rate (loan margins and commissions are at relatively low level). Cash flow surpluses are deposited primarily in treasury securities i.e. State Treasury bills and/or bonds.

The Company uses bank loan financing. The fluctuation of interest rates impacts both financial expenses and financial revenues. An increase in interest rates results in an increase in the Company's financial expenses, in particular interest on loans and borrowings, as well as it contributes to an increase in interest from deposited cash.

(all amounts in PLN thousand)

e. Credit risk

The Company has implemented credit limit policies governing granting of credit limits to customers and establishment of pledges of appropriate types. Each non-cash customer is individually assessed with regard to credit risk. A portion of trade receivables is insured within an organized trade credit insurance program. In addition, trade receivables are monitored by finance departments on a regular basis. In the event of occurrence of overdue receivables, sale is withheld and debt recovery procedures implemented as described by the obliging procedures.
As at 31 December 2006 the Company had a very low level of loans granted to subsidiaries. The loans had been granted in accordance with present market conditions. Any and all payments related to the loans have been transferred on a timely basis.
By virtue of the above, the Management Board of the Company believes that no significant credit risk exists. No risk resulting from an increase in the level of irrecoverable receivables was identified as at the balance sheet date.

f. Currency risk

The main sources of currency risk influencing the Company are: purchases of raw materials, sales of refinery and petrochemical products, real and capital investments indexed to currencies other than the Company's functional currency or denominated in currencies other than the Company's functional currency, as well as loans, borrowings and cash in foreign currency.

In 2006 the Company hedged its net EUR exposure with currency swaps and currency forwards stabilizing cash flows from sales of petrochemicals dependent on EUR/PLN exchange rate. In addition, the Company hedged its net operating exposure in USD with currency forwards stabilizing cash flows from sales of refinery products and purchases of REBCO crude oil dependent on USD/PLN exchange rate.

Pursuant to the fact that a significant part of share purchase of Mazeikiu was financed by bank loans denominated on EUR, the Company had acquired EUR currency forward puts to accumulate USD required to settle the purchase price for the shares in Mazeikiu. For the above transactions currency forwards had been used to minimize exchange rates fluctuations.

23. Cost by kind

	for the year ended 31 December 2006	for the year ended 31 December 2005
Materials and energy	19 867 042	15 066 699
Cost of merchandise and materials sold	8 558 853	1 815 612
External services*	1 599 432	1 421 232
Payroll, social security and other employee benefits	496 000	475 237
Depreciation	901 548	893 043
Taxes and charges	216 895	204 924
Other	459 850	908 314
	32 099 620	**20 785 061**
Change in inventory and prepayments	(250 152)	(407 202)
Cost of products and services for own use	(95 880)	(97 237)
Operating cost	**31 753 588**	**20 280 622**
Distribution expenses	(1 457 965)	(1 479 349)
General and administrative expenses	(549 174)	(537 863)
Other operating expenses	(303 746)	(690 921)
Cost of finished goods, merchandise and raw materials sold	**29 442 703**	**17 572 489**

* including PLN 13,734 thousand in 2006 and PLN 13,734 thousand in 2005 of research and development cost

(all amounts in PLN thousand)

24. Other operating revenues and expenses

Other operating revenues	for the year ended 31 December 2006	for the year ended 31 December 2005
Profit on sale of non-financial non-current assets	11 011	1 057
Provision reversal	97 758	28 989
Allowances reversal	94 356	94 447
Penalties and compensations earned	19 238	11 922
Other	31 197	48 872
Total	**253 560**	**185 287**

Allowance reversed for:	for the year ended 31 December 2006	for the year ended 31 December 2005
Receivables	72 369	67 086
Inventories	258	-
Property, plant and equipment and intangible assets	21 729	27 361
Total	**94 356**	**94 447**

Other operating expenses	for the year ended 31 December 2006	for the year ended 31 December 2005
Loss on sale of non-financial non-current assets	13 324	15 207
Revaluation of non-financial non-current assets	19 736	30 476
Creation of provisions	66 224	519 148
Impairment allowances	111 157	78 576
Donations	5 772	4 129
Nonculpable shortages in non-current assets	10 208	10 243
Other	77 325	33 142
Total	**303 746**	**690 921**

Impairment allowances for:	for the year ended 31 December 2006	for the year ended 31 December 2005
Receivables	(106 652)	(78 576)
Inventories	(4 505)	-
Total	**(111 157)**	**(78 576)**

(all amounts in PLN thousand)

25. Net financial income and expenses

	for the year ended 31 December 2006	for the year ended 31 December 2005
Interest expense	(105 202)	(59 306)
Excess of negative foreign exchange differences	-	(47 583)
Excess of positive foreign exchange differences	150 373	-
Interests revenues	44 297	77 466
Profit from sale of shares and other securities	6 937	47 333
Dividends received *	579 619	177 294
Premium on the acquisition of liabilities of Unipetrol Group	8 755	245 697
Decrease in impairment allowances for receivables	11 951	14 034
Increase in impairment allowances for receivables	(11 134)	(19 107)
Settlement and valuation of financial instrument **	(79 232)	32 402
Other	(5 141)	(3 338)
Total	**601 223**	**464 892**

* incl. dividend from Polkomtel S.A. of PLN 461 270 thousand in the period of 12 months ended 31 December 2006 and PLN 83 290 thousand in the period of 12 months ended 31 December 2005.
** incl. in 2006 PLN (104,154) thousand net result on settlement of financial instrument hedging future payments for shares in Mažeikiu Nafta.

26. Income tax

	for the year ended 31 December 2006	for the year ended 31 December 2005
Current tax	(484 777)	(618 412)
Deferred tax	82 424	(13 037)
Total	**(402 353)**	**(631 449)**

The difference between reported income tax expense in the profit and loss statement and the amount calculated based on profit before tax results from the following items:

	for the year ended 31 December 2006	for the year ended 31 December 2005
Profit before tax	**2 602 229**	**3 158 663**
Corporate income tax for 2006 and 2005 by the valid tax rate	494 424	600 146
Adjustments to the current tax calculation, resulting from previous years	-	(6 793)
Dividends received *	(110 096)	(33 686)
Business risk provision	12 583	66 300
The excess of tax depreciation	2 704	24 132
Valuation of financial instruments	1 911	(5 037)
Other	827	(13 613)
Corporate income tax	**402 353**	**631 449**
Effective tax rate	15%	20%

* dividends (received and due) are excluded from the tax base what significantly reduces the effective tax rate

(all amounts in PLN thousand)

The net deferred tax liability as at 31 December 2006 and 31 December 2005 consisted of the following:

	31 December 2006	31 December 2005
Deferred tax assets:		
Land reclamation provision	65 280	85 702
Receivables allowances	11 116	10 942
Retirement benefits and jubilee bonuses	22 084	23 704
Impairment of non-current assets	19 743	17 973
Valuation of non-current financial assets	40 141	37 091
Other provisions	37 196	45 553
Wages and salaries, unpaid	14 695	11 629
Expenses for loyalty programme prizes	12 601	11 753
Accrued expenses	5 736	7 230
Unrealised negative foreign exchange differences	12 686	-
Other	20 324	23 487
Total deferred tax assets	**261 602**	**275 064**
Deferred tax provision:		
Investment relief *	110 699	137 155
Difference between carrying ammount and tax base of property, land and equipment	315 812	309 152
Unrealised positive foreign exchange differences	-	49 214
Financial instruments	5 095	19 419
Difference in contribution in kind to Basell Orlen Polyolefins Sp. z o.o.	42 870	42 870
Other	15 325	40 777
Total deferred tax provision	**489 801**	**598 587**
Deferred tax provision, net (Deferred tax provision - deferred tax assets)	**228 199**	**323 523**

* According to the Polish tax regulations, taxpayers were entitled to deduct qualified investment expenditures in a given tax year from the taxable income (investment relief). Taxable income could have been decreased additionally by 50% of investment relief in proceeding year (investment premium). This was described in detail in note 30 c.

27. Leases

a) The Company as a lessee

- operating lease

Lease agreements and other agreements of an operating nature regard the lease of four tanks and a gas facility. The minimum lease payments recognized as costs of 2006 amounted to PLN 31 thousand and PLN 31 thousand in 2005.

Future minimum lease payments under non-cancelable operating lease agreements as at 31 December 2006 and 31 December 2005 were as follows:

	31 December 2006	31 December 2005
Up to 1 year	20	31
Between 1 and 5 years	-	21
Above 5 years	-	-
Total minimum lease payments due to lease agreements	**20**	**52**

- finance lease

The company as a lessee as at 31 December 2006 posses the financial lease agreements. The financial lease agreements relate to the petrol stations.

(all amounts in PLN thousand)

Future minimum lease payments under non-cancelable financial lease agreements as at 31 December 2006 and 31 December 2005 were as follows:

	31 December 2006	31 December 2005
Up to 1 year	-	-
Between 1 and 5 years	3 688	-
Above 5 years	17 998	-
Total minimum lease payments due to lease agreements	**21 686**	-

As At 31 December 2006 the carrying amount of property, land and equipment under finance lease amounted to PLN 29,321 thousand with regard to buildings and constructions.

b) The Company as a lessor

- operating lease

Operating lease agreements regard the lease of machinery, equipment, buildings and land owned by the Company. The minimum lease payments amounted to PLN 36,683 thousand in 2006 and PLN 32,694 thousand in 2005.

The lease agreements were concluded for an indefinite period hence there is no possibility to define future minimum lease payments. The parties of the agreements provided that each party may terminate the agreement in six months notice of termination.

- finance lease

Finance lease agreements regard the lease of distributors and steering devices owned by the Company. The agreements were concluded for a definite period. The lease term is for the major part of the economic life of the asset. After expiration of a lease agreement a lessee can purchase the object of the lease on mutually agreed conditions.

Gross investments in the lease due as at 31 December 2006 and 31 December 2005 for future periods were as follows:

	31 December 2006	31 December 2005
Up to 1 year	310	878
Between 1 and 5 years	52	301
Above 5 years	-	-
Total gross lease investments in the lease	**362**	**1 179**

Unearned finance income as at 31 December 2006 amounted to PLN 168 thousand and as at 31 December 2005 to PLN 109 thousand.

As at 31 December 2006 and 31 December 2005 the Company did not record contingent rents recognized in the profit and loss and allowances for bad debts concerning minimum lease payments. There were also no unguaranteed residual values accruing to the benefit of the lessor.

28. Commitments resulting from investment expenditures

Investment expenditures in 2006 accounted for PLN 1,147,765 thousand, including PLN 149,826 thousand of environmental protection related investments. Planned investment expenditure in the period of 12 months from the balance sheet date amounts to PLN 1,526,735 thousand, including PLN 288,110 thousand of environmental protection related investments. As at 31 December 2005 future liabilities resulting from signed contracts amounted to PLN 702,913 thousand.

(all amounts in PLN thousand)

29. Related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

As at 31 December 2006 and 31 December 2005 the Company did not grant any loans to managing and supervising persons and their relatives.
In the years ended 31 December 2006 and 31 December 2005 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons of the Company

In 2006 the Company obtained statements on transactions concluded in 2006 with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	34 542	138 687	617	33 668
Natural persons	-	-	-	-

* Transactions in the period of performing duties as supervising persons of the Company.

In the period presented in the financial statements 19 persons served as members of the Supervisory Board.

c) Transactions with related parties concluded through the managing persons of the Company

In 2006 members of the Company's key executive personnel did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

d) Transactions with related parties concluded through the key management personnel of the Company

In 2006 the Company obtained statements on transactions concluded in 2006 with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	-	-	-	-
Natural persons	26	-	-	-

* Transactions in the period of performing duties as key management personnel of the Company.

(all amounts in PLN thousand)

e) Transactions of the Company with related parties in the period from 1 January to 31 December 2006 and the settlement balances as at 31 December 2006

	Consolidated subsidiaries [1]	Consolidated associates [2]	Non-consolidated subsidiaries [1]	Non-consolidated associates [2]	Consolidated jointly controlled entities [3]	Total related parties
Sales	10 963 619	10 339	4 192	13 838	2 123 812	13 115 800
Purchases	1 403 959	58 740	70 272	31 640	22 197	1 586 808
Financial revenues from interest	2 168	7	6	1	4	2 186
Financial expenses on interest	884	2	66	3	-	955
Gross short-term receivables	1 019 047	2 230	788	730	478 521	1 501 316
Short-term liabilities	199 440	6 618	16 641	2 878	2 388	227 965
Gross long-term receivables	102 037	-	-	-	-	102 037
Long-term liabilities	50 286	-	-	-	-	50 286

[1] The Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members.
[2] The Company exercises significant influence on the entity's supervisory bodies via its representatives.
[3] The Company exercises a joint control over the entities under the deed of association.

(all amounts in PLN thousand)

30. Contingent liabilities and risks

a. Guarantees and sureties of PKN ORLEN S.A. in 2006

	31 December 2005	Increase/ Decrease	31 December 2006	Expiration of guarantee/ surety
guarantee of payment for the benefit of Lithuanian Bank in relation to mandatory trade offering for shares attributable to minority shareholders of Mazeikiu Group (released at 29 January 2007)	-	1 283 452	1 283 452	29.01.2007
guarantees issued by PKN ORLEN Group for the benefits of legal persons	33 947	(18 929)*	15 018	31.07.2008
customs guarantees issued by PKN ORLEN S.A. as collateral of settlements towards Customs Office	800	2 500	3 300	03.03.2008
bid guarantees issued by PKN ORLEN Group for the benefit of legal persons	1 750	(1 750)	-	
Other	443	733	1 176	31.12.2007
Total guarantees and sureties:	**36 940**	**1 266 006**	**1 302 946**	

* risk estimation change in issued guarantees

b. Other contingent liabilities of PKN ORLEN S.A. in 2006

	31 December 2005	Increases/ Decreases	31 December 2006
excise tax guarantees, including collaterals submitted on behalf of PKN ORLEN S.A. and third parties in respect of movements of harmonized excise goods kept on warehouse under the excise tax suspension procedure)*	820 197	137 038	957 235
letter of credits	14 491	12 494	26 985
legal cases related to real estates with undefined legal status	15 518	7 635	23 153
anti trust proceeding of the Office for Competition and Consumers' Protection in respect of setting the price formula of anti-freeze engine coolant and glycol (detailed information in note 30 h)	-	14 000	14 000
legal cases	18 028	(12 778)	5 250
Total other contingent liabilities:	**868 234**	**158 389**	**1 026 623**
Total contingent liabilities (guarantees and sureties and other contingent liabilities)	**905 174**	**1 424 395**	**2 329 569**

*including as at 31 December 2006 excise tax guarantee of PKN Orlen S.A. in the amount of PLN 854,235 thousand related to products in production plant in Płock, tax warehouses and warehouse-bases (owned and belonging to third parties) as well as bank guarantees of PKN ORLEN S.A. in the amount of 103,000 thousand submitted on behalf of Operator Logistyczny Paliw Płynnych (former NAFTOBAZY Sp. z o.o.) as excise tax guarantees

c. Investment relief

In accordance with tax regulations, in force in previous years, Group companies reduced the taxable income for the purposes of corporate income tax by the following titles:

- investment expenditures incurred in a given tax year (investment relief)
- 50% of the previous year's investment relief (investment premium).

(all amounts in PLN thousand)

During the period 2002-2003 Group companies reduced the taxable income by investment relief and investment premium in the following amounts:

Year of deduction	Investment relief	Investment Premium
2002	13 845	49 222
2003	-	6 923
Total	**13 845**	**56 145**

Despite the fact that the investment relieves and investment premiums are of contingent nature, the Company does not identify a risk that its right to the deductions might be denied by the tax authorities.

d. Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków had decided to institute tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0 PLN rate. On 12 April 2005, the Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter by the second instance authority.

On 5 May 2005, in reply to its motion to suspend execution of a decision until the date of settling the matter, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined Rafineria Trzebinia S.A.'s appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary opinions confirming correctness of the applied classification of goods taxable with 0 PLN rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case is decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the appeal of Rafineria Trzebinia S.A. of 8 August 2005, suspended execution of the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. On 14 November 2005 the Head of the Customs Office in Kraków had decided to refuse to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by Rafineria Trzebinia S.A. for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0 PLN. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Head of the Customs Office in Kraków issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Voivodship Administrative Court against the decision of the Head of the Customs Office in Kraków together with a motion to suspend execution of the decision. The complaint and a motion to suspend execution of the decision were submitted to the Woivodship Administrative Court in Kraków on 3 February 2006. On 14 February 2006 the Head of Customs Office in Kraków issued a decision on suspending execution of the decision until the case is decided by Woivodship Administrative Court.

Until the present moment the case regarding company's excise tax liability is in progress in front of Woivodship Administrative Court and the outcome is unknown.

On 19 March 2007 Rafineria Trzebinia S.A. received a notification from the Tax Chamber in Kraków in respect of a compulsory entry made in the mortgage register by the District Court in Chrzanów for the benefit of State Treasury. The mortgage register entry regarded both real estate owned and used under perpetual usufruct by Rafineria Trzebinia. The real estates pledge for the excise tax liability for the period May-September 2004 as determined by the decisions issued by the Head of the Customs Office in Kraków.

(all amounts in PLN thousand)

The Management Board, based on the opinions of recognized tax advisors, states that in connection with the excise tax for technological oils proceedings in progress, there is a high probability of positive outcome, based on the evidence and arguments raised by Rafineria Trzebinia S.A. As a result Rafineria Trzebinia S.A. did not create a provision related to the case in the unconsolidated financial statement for the period ended 31 December 2006.

Submission of a certificate issued by tax authorities with regard to absence of outstanding liabilities related to taxes and charges stands as one of conditions required to obtain a permit to maintain tax consignment warehouse. At the present condition, Rafineria Trzebinia S.A. is unable to submit such certificate and as a result, in the beginning of 2007, the Management Board of Rafineria Trzebinia S.A. has decided that the sole solution to receive the permit for prolongation of tax consignment warehouse maintenance is to repay disputable liabilities.
On 6 March 2007, the Management Board of Rafineria Trzebinia S.A. filed a motion to the Customs Office in Kraków with regard to spread the payment of the disputable liabilities imposed based on decisions of the Head of the Customs Office in Kraków into installments

On 5 April 2007, a decision of the Head of the Customs Office in Kraków was received by Rafineria Trzebinia. The Head of Customs Office refused to accept the motion of the taxpayer, refusing to spread the tax liability into installments. On 6 April 2007, the Management Board of Rafineria Trzebinia S.A. appealed against the decision of the authority to the Head of the Tax Chamber in Kraków. Until the authorization date of the consolidated financial statements, the outcome of the appeal, as well as its potential impact on the financial statements, are not known.

Acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. On 30 November 2006 Rafineria Trzebinia S.A. received a control protocol related to the above period. On 14 December 2006 the Plenipotentiary of Rafineria Trzebinia S.A. raised reservations to the content of the protocol. The reservations regarded formal faults related to the protocol as well as to control proceedings. On 28 December 2006 the Head of Tax Control Office submitted the response to reservations raised by the Plenipotentiary of Rafineria Trzebinia S.A.

Termination date of control proceedings was extended to 29 June 2007.

On 12 May 2006 Rafineria Trzebinia S.A. received a decision of the Head of Tax Control Office in Kraków regarding institution of control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of value added tax and excise tax for the period from 1 January 2004 to 30 April 2004. On 15 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a control protocol related to the above described period. On 29 January 2007 the Plenipotentiary of Company raised reservations and considerations to this protocol which included, among other matters, lack of legal basis for the control proceedings related to the specified period in conjunction with the decision of the Head of Customs Office in Kraków dated 17 September 2004 that waived the proceedings on determination of excise tax liability for January, February and March 2004 due to lack of legal substance. In addition the Plenipotentiary raised reservations in respect of lack of legal opinion on the matter subject to control in the control protocol.

In a letter dated 6 February 2007, the Tax Control Inspector representing the Tax Control Office in Kraków presented the office's position in respect of reservations to the control protocol for the period January-April 2004 that had been raised by the Plenipotentiary.

Termination date of control proceedings was extended to 29 June 2007.

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia has been created in the unconsolidated financial statement for the period ended 31 December 2006.

On 22 October 2006 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office in Małopolska regarding institution of control proceedings with respect to excise tax liability for the period of January, February and April – August 2005. The termination date of the above proceedings is 30 April 2007.

On 26 February 2007 the Head of Tax Office in Małopolska, seated in Kraków, had decided to institute tax control proceedings with regard to setting of value added tax (VAT) liability for March 2005.
The above proceedings concern intra-Community supplies of finished goods and merchandise.

On 10 January 2007 the Plenipotentiary of Rafineria Trzebinia S.A. received a decision of the Head of the Tax Office in Kraków regarding institution of control proceedings with respect to excise tax liability for the period of November-December 2004. The proceedings concern deducting of input excise tax on purchased components with excise tax paid by the party not being an excise tax taxpayer, from the output excise tax.

(all amounts in PLN thousand)

As at the date of preparation of these financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods are not yet known. The Management Board, based on the opinions of recognized tax advisors, believes that there is a high probability that the outcome of the proceedings will be favorable for Rafineria Trzebinia S.A. As a result, no provision for liabilities which might have arisen should the above control proceedings had unfavorable outcome for Rafineria Trzebinia has been created in the unconsolidated financial statement for the period ended 31 December 2006.

The share of PKN ORLEN in total voting rights at the General Meeting of Shareholders of Rafineria Trzebinia amounted to 77.15%. The carrying amount of shares was equal to PLN 74,503 thousand and the carrying amount of receivables due from Rafineria Trzebinia S.A. as at 31 December 2006 amounted to PLN 54,980 thousand.

e. The proceedings of the Energy Regulatory Office in Rafineria Trzebinia S.A.

On 24 March 2006 Rafineria Trzebinia S.A. received a notice from the Chairman of the Energy Regulatory Office regarding official institution of proceedings in respect of imposing a fine in connection with violating of concession obligations regarding production of liquid fuels. The essence of the proceedings regards potential direct application of the provisions of Directive 2003/30/EC of the European Parliament and of the Council of 8 May 2003 on the promotion of the use of biofuels or other renewable fuels for transport and Directive 2003/17/EC of the European Parliament and of the Council of 3 March 2003 amending Directive 98/70/EC relating to the quality of petrol and diesel fuels while on one hand effective 1 May 2004 Poland has become a member of the European Union whereas on the other hand no decrees of the Minister of Economy in respect of quality requirements for biofuels were available.

On 8 September 2006 the Chairman of the Energy Regulatory Office issued a decision imposing a fine of PLN 1 million in connection with alleged violating of concession regarding production of liquid fuels by Rafineria Trzebinia S.A. On 26 September 2006 the Management Board of Rafineria Trzebinia S.A. appealed via the Chairman of the Energy Regulatory Office to the Court of Competition and Consumer Protection, District Court in Warsaw, against the decision of the Chairman of the Energy Regulatory Office. The appeal regarded complete waiver of the decision. Unless waived, the Management Board of Rafineria Trzebinia appealed that the decision was changed in respect of the merit by waiver of the proceedings in front of the Chairman of the Energy Regulatory Office due lack of legal substance as Rafineria Trzebinia S.A. violated neither laws nor the concession obligations. The motion submitted by Rafineria Trzebinia included also a prejudicial query to the Court of Justice of the European Communities in Luxembourg via the Competition and Consumers Protection Court, regarding the application of the acquis communautaire based on article 234 of the ECT. The query was as follows: "Was Rafineria Trzebinia – a business entity registered in the Republic of Poland – entitled in 2006 to production of biofuels with a 20% fraction of biocontent in line with the standard EN 14214 and trade in biofuels in the Republic of Poland and other countries of the European Union, in accordance with the law of European Communities, in particular in accordance with the Directive 2003/30/EC of the European Parliament and of the Council on the promotion of the use of biofuels or other renewable fuels for transport, whereas the Republic of Poland did not implement the provisions of the above stated Directive within the period specified in the Directive?". On 6 December 2006 the Chairman of the Energy Regulatory Office submitted a response to the appeal, claiming waiver of the appeal as it identified no basis to change the decision in respect of the fine. Among other matters, the Chairman of the Energy Regulatory Office stated that the violation of the acquis communautaire as described by Rafineria Trzebinia S.A. did not occur as the fine was imposed on the Company in relation to trade of fuels not meeting quality standards defined in the decree dated 19 October 2005 in the Republic of Poland, and in conjunction with this case the decision was effective solely in the Republic of Poland and consequently it could not violate acquis communautaire. In accordance with article 130 § 2 of Administrative Proceedings Code the payment of the fine is suspended until the appeal is resolved.

On 2 April 2007 the Competition and Consumers Protection Court in Warsaw pronounced a sentence giving consideration to Rafineria Trzebinia S.A.'s appeal and changing the decision of the Chairman of the Energy Regulatory Office in respect of the fine of PLN 1,000 thousand by waiver of proceedings. The decision is appealable in front of the Court of Appeals in Warsaw.

f. Standing of Rafineria Trzebinia S.A. in connection with its management's decision to temporarily discontinue production and sales of the biofuel containing 20% of FAME esters

The immediate reason for the decision to temporarily discontinue production and sales of the biofuel containing 20% of FAME esters was the Decree of the Minister of Finance reducing allowances to excise tax liabilities. As a consequence, the financial standing of Rafineria Trzebinia, an owner of modern biofuel production installations, deteriorated and the bank creditors of Rafineria Trzebinia demanded additional collateral on Rafineria Trzebinia's property.

The establishing of collateral must have been preceded by conclusion of agreements between Rafineria Trzebinia S.A. and PKN ORLEN and banks: Pekao S.A. and BPH S.A.

PKN ORLEN as a strategic investor has actively engaged in financial standing improvement process of Rafineria Trzebinia.

(all amounts in PLN thousand)

On 5 March 2007, an agreement was signed in Warsaw between Rafineria Trzebinia S.A., PKN ORLEN, Pekao S.A. bank and BPH S.A. bank. The agreement regarded restructuring of indebtedness of Rafineria Trzebinia S.A. to banks and PKN ORLEN.

The agreement defined conditions for repayment of bank loan liabilities of Rafineria Trzebinia S.A. due to Pekao S.A. and BPH S.A. banks as well as amounts due to PKN ORLEN. It has also provided that Rafineria Trzebinia S.A. has to present satisfactory legal and property collaterals that would secure repayment of financial liabilities to the banks and PKN ORLEN. According to the schedule contained in the agreement, on 29 March 2007 Rafineria Trzebinia S.A. has partially repaid its bank loan liabilities to PEKAO S.A. and BPH S.A. in the amounts of PLN 20,000 thousand and PLN 5,000 thousand, respectively.

The above described conditions of cooperation with the banks as well as the support granted by PKN ORLEN as a major shareholder would enable Rafineria Trzebinia to conduct usual business activities, implement stabilization strategies and rebuild positive customer relations. The afore actions will be performed until a stable tax laws that support alternative energy sources are implemented as well as a long-term biofuels promotion program, that is being prepared by the Ministry of Economy, is introduced.

The share of PKN ORLEN in total voting rights at the General Meeting of Shareholders of Rafineria Trzebinia amounted to 77.15%. The carrying amount of shares was equal to PLN 74,503 thousand and the carrying amount of receivables due from Rafineria Trzebinia S.A. as at 31 December 2006 amounted to PLN 54,980 thousand.

g. Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Minister of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement between Zakład Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management Board estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. The amount of claim is updated by amount of interests.

On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Department, dismissed the complaint regarding the decision of stay of proceedings. The above described proceedings have not yet been ended. According to the decision of the Polish Constitutional Tribunal issued on 25 October 2006, suspended proceedings may again be opened.

On 8 March a first seating of the case where PKN ORLEN acts as an outside intervener took place. The parties were entitled to declare its positions in front of court. The next seating has been postponed for an indefinite period. The letter in proceedings on behalf of PKN ORLEN was sent to the court on 22 March 2007.

h. Anti-trust proceedings

As at the date of the preparation of the unconsolidated financial statements, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that PKN ORLEN S.A. in Płock concluded an agreement with the Grupa Lotos S.A. in Gdańsk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competitor. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.
The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by Grupa Lotos S.A. On 22 February 2006 the proxy of PKN ORLEN S.A. filed complaint against the decision of Chairman of OCCP refusing

PKN ORLEN SA
SEC File
82-5036

(all amounts in PLN thousand)

taking into account one of the PKN ORLEN's motions concerning limitation of access rights to evidence by Grupa Lotos S.A. On 14 April 2006 OCCP informed the Company of the prolongation of the anti-trust proceedings until 31 May 2006, and subsequently until 31 August 2006. As at the date of preparation of these financial statements the proceedings were not finalized. The decision on prolongation of the proceedings was also not delivered.
By virtue of the actual course of the proceedings, limited to court verification of decisions issued by the Chairman of OCCP, it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of evidence that would indicate concluding of prohibited agreement, the Company assesses risk of fine as low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol market and radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings the Chairman of OCCP issued a decision of 19 July 2000 imposing a fine in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of the Chairman of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of the Chairman of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the fine. Consequently, in 2001 due to this fact the provision was fully reversed in PKN ORLEN. On 4 October 2001 the Chairman of OCCP submitted an annulment to the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the Anti-trust Court dated 13 August 2001.
The case was conducted again by the District Court in Warsaw, the Consumer and Competition Court (former Anti-Trust Court), which at the seating on 21 July 2004 pronounced the judgment again revoking the appealed decision of the Chairman of OCCP.

Due to the letter from OCCP that had been received on 21 March 2005, PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005, 7 December 2005 and 14 July 2006. On 5 October 2006 the Company submitted additional information concerning the method of calculation of base price of monoethylene glycol and explained the conditions concerning validity of price list for antifreeze liquid to radiators for packaging companies. On 19 October 2006 a notice from OCCP concerning conclusion of proceedings to take evidence was received. PKN ORLEN S.A. was given a fourteen-day period to get acquainted with the evidence gathered. On 3 November 2006, after getting acquainted with all gathered evidence, the Company submitted a motion to discontinue the proceedings or to issue a decision stating that no activities limiting competition described in art. 8 par. 1 and 2, point 5 and 6 of the Anti-trust Act occurred. The decision dated 29 December 2006 no. RWA-48/2006 was received on 16 January 2007. The Chairman of the Office for Competition and Consumers' Protection decided that PKN ORLEN violated laws by limiting competition and abusing dominant position on the domestic monoethylene glycols market. The violation regarded acting against the creation of the indispensable conditions for setting or development of the competition through unfair setting of the price formula of anti-freeze engine coolant Petrygo. The setting was acknowledged as inadequate to increase in price of monoethylene glycol (basis raw material for this coolant). The Chairman of OCCP ordered to abandon the practice and imposed a penalty in the amount of PLN 14,000 thousand.
On 29 January 2007 PKN ORLEN filed a cancellation to this decision to the District Court in Warsaw, Consumer and Competition Court. As at the present date, the date of the seating in respect of the cancellation has not yet been set.

The financial statements do not include provisions related to the above proceedings as in the view of the Management Board of PKN ORLEN S.A., upon receipt of independent legal opinions, a risk that the Company is charged with a fine is remote. However due to the actual status of proceedings related to PETRYGO the financial statement include contingent liability in the amount of PLN 14,000 thousand.

i. Compensation program for employees

On 27 March 2006 the Agreement on rules of cooperation of social partners in restructuring processes of Polski Koncern Naftowy ORLEN S.A. and on employees' rights connected with those processes, was signed. The agreement concerns employees of PKN ORLEN S.A. subject to restructuring and reorganization processes.
According to the Agreement, employee subject to the restructuring process is entitled to dissolve the employment contract by mutual consent due to reasons independent from employees and to receive a single money consideration of PLN 50 thousand increased by PLN 4 thousand for every started year of service with PKN ORLEN S.A. or its legal predecessors. In case of definite dismissal in accordance with "Particular principles of dissolution of employment contracts due to reasons independent from employees act" of 13 March 2003 (Official Journal no. 90, item 844 with later amendments), an employee is entitled to receive a consideration equal to 40% of the consideration in accordance with Voluntary Leave Program (VLP). In case of non-acceptance of new job or salary conditions, an employee is entitled to receive a consideration equal to 3-months' salary.

In addition, an employee taking part in Voluntary Leave Program has a possibility to participate in a selected training financed by the employer up to the limit of PLN 2 thousand.

Employees subject to the restructuring program, who agreed to change the workplace within the organizational structure of PKN ORLEN S.A., for such which is within the distance of more than 40 kilometers, are entitled to receive

(all amounts in PLN thousand)

a relocation package comprising of: relocation bonus (PLN 8 thousand), refund of relocation costs, refund of real estate agency costs and refund of rent for the period of 12 months (maximum PLN 2 thousand monthly).

j. Shield programs

The Voluntary Leave Program (VLP) was launched in PKN ORLEN S.A. to support the restructuring process conducted in the Company. VLP provides additional money considerations for employees with whom the employment agreement was or would be dissolved by mutual consent due to reasons independent from employees by virtue of the restructuring process.
Due to the above, the Company base on the decision of the Management Board no. 2537/05 dated on 22 December 2005 created a provision in the amount of PLN 236,000 thousand.
As at 31 December 2006 the shield programs provision amounted to PLN 123,921 thousand.

k. Claims and court proceedings – Tankpol Sp. z o.o.

In accordance with an agreement dated 20 December 2002, Tankpol Sp. z o.o.; presently Tankpol – R.Mosio i wspólnicy spółka jawna in Szczucin ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in connection to receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 198 thousand. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,384 thousand with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict, on 27 June 2005 PKN ORLEN submitted its response to the appeal. On 31 March 2006 the Court of Appeals changed the verdict of the District Court in Warsaw (which dismissed Tankpol's suit as a whole). The Court of Appeals pronounced that PKN ORLEN is obliged to transfer ownership of 26 shares in PetroTank to Tankpol. The Court of Appeals was convinced that PKN has appropriately executed the transfer of ownership agreement of 20 December 2002. The verdict of the Court of Appeals was legally binding and feasible; however both parties were entitled to submit an annulment to the Supreme Court. On 22 June 2006 Tankpol has submitted annulment from the verdict of the Court of Appeals. On 28 August 2006 PKN ORLEN responded to the annulment submitted by Tankpol. In its response PKN ORLEN disagreed with Tankpol's statement and claimed that it has appropriately executed the transfer of ownership agreement.

On 14 December 2006 the Supreme Court pronounced that it submitted the case for further examination to the Court of Appeals in Warsaw. According to justification of the verdict by Supreme Court, valuation of shares presented by Tankpol should be taken into consideration (whereas the Court of Appeals omitted the valuation in its verdict). On 6 March 2007 the seating in front of the Court of Appeals in Warsaw took place. The verdict was pronounced on 15 March 2007. The Court of Appeals dismissed Tankpol's claim in respect of money compensation. The case was revoked to repronouncement in front of District Court in Warsaw.

l. Polish tax regulations

Taxes in Poland are paid to the central government as well as, to a little extent, to local authorities. The notion of a "tax" has been defined in the Tax Order Act, as a civic-public, free of charge, compulsory, non-returnable money consideration for the benefit of the State Treasury, voivodship, or district, resulting from an act on taxation.
The current taxation system in Poland is based on the following taxes: personal income tax, corporate income tax, tax on goods and services (value added tax, VAT), excise tax and civil law activity tax (relating to e.g. establishing or changes in articles of association of a company, sale of shares or – in certain cases – sale of real estate). Business activities are also to a smaller extent influenced by inheritance and donation tax, tax on gambling as well as agricultural and forestry tax. Among local taxes the most important are: real estate tax, and tax on means of transportation.
Beside corporate income tax stated at 19% rate in 2006, majority of companies conducting business activity are taxpayers of the value added tax (VAT). The basic VAT rate amounts to 22%, reduced rates are 7%, 3% and 0%, whereas some goods and services are exempt from VAT.
Business activity involves also excise tax. Excise goods are precisely defined in the act. The goods comprise e.g. engine fuels, heating oil, natural gas, alcoholic beverages, tobacco products and electricity. By virtue of PKN ORLEN's business activity, excise tax is a significant economic cost for the Parent and group companies. Activities under excise tax include: production of harmonized excise tax goods, release of harmonized excise tax goods from a tax consignment warehouse, sale of excise tax goods on Polish territory, export and import of excise tax goods, intra Community supply and intra Community acquisition of excise goods, acquisition and possession of excise tax goods with an excise tax unsettled in the proper amount (which does not indicate excise tax to be a multiphase tax). Excise tax rates are described as one of the following: percentage of tax base, amount per unit of excise tax goods, percentage of maximum retail price or amount per unit of excise tax goods and percentage of maximum retail price.

(all amounts in PLN thousand)

In practice, tax rates described in decrees issued by the Minister of Finance are applied, whereas maximum tax rates were defined in the excise tax act.
In the common view of entrepreneurs, Poland qualifies as a country with an exceptionally high level of tax risk. The tax law is often amended, which results in lack of clarity as well as inconsistencies and lack of certainty. In addition, frequent discrepancies in tax law interpretations provided within tax authorities and administrative judiciary are observed.
Tax system in Poland is judged as unstable, with highly formalized tax regulations combined with rigorous laws in respect of sanctions. Tax settlements and other regulated areas of activity (e.g. customs or currency exchange control) might be subject to a control from the relevant authorities, entitled to impose severe penalties and sanctions with interests. Tax settlements may be subject to a tax control over five years since the end of the calendar year when the tax liability reaches its maturity. Considering the above described rationales, activities of PKN ORLEN and other entities of the group, that conduct business activity in Poland, may be subject to a tax risk.

m. Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111,500 thousand and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the agreement dated 8 June 2000 regulating the cooperation between shareholders of NOM.
On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce ("PCC") in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.
On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for PKN ORLEN. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable were changed. The Company provided an allowance for the receivable in the amount of PLN 111,500 thousand presented in the financial statements for the year 2004.
On 20 May 2005 the Company issued a complaint to the District Court in Warsaw regarding waiving of the above verdict of the Court of Arbitration together with a motion to suspend execution of the verdict. On 26 June 2005 the District Court issued a decision to dismiss the motion to suspend execution.
On 6 April 2006 the District Court in Warsaw, XX Commercial Department, issued a verdict in respect of PKN ORLEN's complaint against the verdict of Court of Arbitration of the Polish Chamber of Commerce in Warsaw, dated 14 April 2005, in the case against PSE S.A. regarding sale of shares in NOM. The District Court dismissed PKN ORLEN's complaint and adjudged the return of proceeding's expenses of PLN 7 thousand for the benefit of PSE.
On 27 April 2006 PKN's attorney received the justification of a verdict from the District Court. Upon analysis of the justification, PKN decided not to appeal against the verdict. The verdict is legally binding.

On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111,500 thousand.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 15 September 2005 PKN ORLEN filed at the Court of Arbitration of PCC in Warsaw a suit for adjudication of the contractual penalty of PLN 33,453 thousand. On 7 August 2006 PKN ORLEN changed the suit by the letter submitted to the Court of Arbitration of PCC, demanding contractual penalty of PLN 111,511 thousand with interest.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. On the seatings dated 31 August 2006 and 1 September 2006 the Court of Arbitration acquainted with testimonies of both parties' witnesses.
On the following seatings dated 29 November 2006 and 14 December 2006 The Court acquainted with testimonies of both parties' witnesses.
At the seating dated 14 December 2006 the Court obliged both sides to prepare and submit letters with recapitulation of stands. The letter was submitted by PKN ORLEN.

As of 31 December 2006, shares in NOM were presented in the foregoing unconsolidated financial statements as investments in associates in the net amount of PLN 18 million, after recognition of an impairment of shares allowance based on independent expert's valuation.

n. Collateral with regard to shares in Basell ORLEN Polyolefins Sp. z o.o. („BOP")

Under the share pledge agreement of 19 December 2003 PKN ORLEN pledged all own shares of BOP, i.e. 907,398 shares of nominal value of PLN 500 per each, representing 50% of share capital of BOP and having 50% of voting rights at the Shareholders' Meeting. The pledge was for the benefit of Kredyt Bank S.A., seated in Warsaw, operating as a Pledge Agent. The condition for the pledge to be effective included its registration in a collateral register held by the registry court, which was completed on 23 January 2004.
Collateral set by the pledge agreement of 19 December 2003 secured repayment of current and future claims by BOP, to which Pledge Agent is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.

(all amounts in PLN thousand)

On 18 December 2006 Basell ORLEN Polyolefins has concluded a new bank loan agreement. No collateral in the form of shares in BOP owned by PKN ORLEN is required with regard to the new agreement. Pursuant to that fact a procedure has been started in January 2007 to remove the pledge from the collateral register. On 7 March 2007 the decision of removal of the pledge from the collateral register was made.

o. Risk connected with the disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the Management Board of PKN ORLEN appointed at that date concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.
In 2005, the Management Board appointed at that date, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.
Agrofert Holding a.s. agreed that PKN ORLEN S.A. disclosed only portion of the agreements. This portion was presented by Agrofert Holding a.s. itself at the press conference on 13 September 2005.

On 25 January 2006 PKN ORLEN received a copy of a law suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500 with interests. The court proceeding in front of the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress.

On 20 February 2006 the Management Board of PKN ORLEN has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE a.s. and Synthesia a.s. (formerly: ALIACHEM a.s.) shares.

On 9 May 2006 the Company's attorney received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a second law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute, similarly to the first one commenced by Agrofert Holding a.s., amounts to EUR 77,266,500 with interests. The arbitration proceedings initiated by this law suit are currently in progress.

On 5 July 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a third law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of contractual penalty. The value of the dispute amounts to CZK 409,102,494 (approximately EUR 14 million) plus interests.
The arbitration proceedings initiated by this law suit are currently in progress.

On 13 December 2006 the Company received from the Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague, a copy of a fourth law suit issued by Agrofert Holding a.s., seated in Prague, regarding the payment of compensation of loss related to unfair competition, illegal violation of reputation of Agrofert Holding a.s.
The value of the dispute amounts to CZK 17,352,550,000 (approximately EUR 700 million) with interests. The amount claimed by Agrofert Holding a.s. is currently analyzed by the Company's legal advisors, and the arbitration proceedings are at the initial stage i.e. organizational matters are being conducted.

As at the date of preparation of these financial statements, the parties are conducting mediations aimed at amicable settlement of the dispute in respect of the agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. The Management Board of the Company hopes that, as a consequence of series of mediation meetings, the Company and ConocoPhillips will soon finalize the mediation process with favorable outcome to both parties.

The foregoing unconsolidated financial statements include the provision to cover the potential negative financial effects related to execution of the agreements.

(all amounts in PLN thousand)

31. Employment structure

Average employment by groups was as follows:

	for the year ended 31 December 2006	for the year ended 31 December 2005
Blue collar workers	2 031	2 176
White collar workers	2 973	3 343
	5 004	**5 519**

Employment level as of 31 December 2006 4,780 persons and 31 December 2005 amounted to 5,369 persons.

32. Supplementary information

a. Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- Paramo a.s., where Unipetrol a.s. is the majority shareholder.

The objective of the project is to secure the value of assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and capital consolidation of the companies. The project is also intended to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

The company realizes restructuring project approved in July 2005 by PKN ORLEN's Management Board.
The project for the southern assets designed by Investekspert aims at:
- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,

The business advisor for the restructuring and consolidation project submitted recommendations in respect of suggested action plan. In June 2006 the Management Board of PKN ORLEN S.A. has accepted the major assumptions of restructuring process:
- modernization of existing DRW installation (crude oil distillation unit) in Rafineria Nafty Jedlicze S.A. for the purposes of processing of local output crude;
- construction of organic solvent installation in Rafineria Nafty Jedlicze S.A. in case a rebate on supplies of local (Sanok region) crude oil is negotiated;
- restructuring of distribution system in ORLEN Oil Sp. z o.o.

On 3 January 2007 the Management Board of Rafineria Trzebinia S.A. decided to temporarily discontinue production and sales of the biofuel ON BIO containing 20% FAME esters ('ON BIO').

The decision was made in conjunction with the fact that on 1 January 2007 the Decree of the Minister of Finance dated 22 December 2006 on changes to exemptions to excise tax liabilities (Official Journal 2006 No. 243, item 1766) came into force. The Decree unexpectedly deteriorated circumstances of production and sales of biofuels.

Pursuant to a detailed economic analysis, Rafineria Trzebinia S.A. estimated that the net loss in January 2007 would amount to approximately PLN 2.5-3 million as a result of changes introduced by the Decree. The production of ON BIO has been discontinued until new regulations justifying resumption of the production are introduced.

In consequence of the present status Rafineria Trzebinia S.A. will focus on trading and marketing activities and sale of FAME esters on foreign markets.

The announced changes in the tax regulations caused the necessity for the renegotiation of contracts for the supply of raw materials used in ON BIO production.

Rafineria Trzebinia S.A. has also decided to suspend investment projects concerning significant increase in the present biofuel production capacity.

(all amounts in PLN thousand)

b. Share purchase of Mazeikiu Group

1. Share purchase agreements of Mazeikiu

On 26 May 2006, PKN ORLEN, as the buyer, and Yukos International UK B.V., a private limited liability company seated in the Netherlands ('Yukos International'), as the seller, concluded a share sale and purchase agreement (the 'Yukos Agreement') related to the purchase by PKN ORLEN of a 53.7022% stake in AB Mazeikiu Nafta, a public company with its seat in Lithuania ("Mazeikiu"). On 18 May 2006, PKN ORLEN unilaterally signed the Yukos Agreement and delivered it to the other party. Yukos International counter-signed the Yukos Agreement on 26 May 2006 after the New York Bankruptcy Court had revoked the temporary restraining order previously imposed on Yukos International with respect to selling any Mazeikiu shares.

In addition, on 19 May 2006 PKN ORLEN S.A. unilaterally signed and delivered the following documents to the Government of the Republic of Lithuania (the 'GOL'): (a) a share sale and purchase agreement (the 'GOL Agreement') related to purchase of an additional 30.6615% shares of Mazeikiu by PKN ORLEN from the GOL; and (b) a put option agreement related to the 10.0006% shares of Mazeikiu (the 'Put Option Agreement') that would remain property of GOL subsequent to the sale of the 30.6615% stake to PKN ORLEN S.A. The GOL Agreement and the Put Option Agreement has been counter-signed by the GOL on 9 June 2006, upon approval of the Lithuanian Parliament.

1.1. Main provisions of share purchase agreements of Mazeikiu

Share purchase agreement with Yukos International UK B.V.

Pursuant to the Yukos Agreement, PKN ORLEN S.A. purchased 379,918,411 ordinary shares of Mazeikiu, with a nominal value of LTL1 each, representing approximately 53.7022% of Mazeikiu's share capital, for the aggregate price of USD 1,492,000 thousand. The execution of the Yukos Agreement was subject to certain suspending clauses, i.e. (a) the receipt of all relevant consents, including in particular the European Commission's concentration clearance, and (b) the GOL's withdrawal from exercise of its right of first refusal with respect to the shares being purchased by PKN ORLEN from Yukos International. The agreement provided, that should any of the conditions precedent would not be fulfilled by 30 September 2006, each of the parties would be entitled to terminate the Yukos Agreement. However, each of the parties would have been entitled to claim for extension of the termination date to 31 March 2007 if the only condition not met by 30 September 2006 was the consent of the European Commission.

Upon the acquisition of shares of Mazeikiu from Yukos International, PKN ORLEN S.A. has become a party to certain agreements related to the two previous privatizations of Mazeikiu conducted in 1999 and 2002, in particular, the 1999 and 2002 privatization agreements and the shareholders' agreement between the GOL and Yukos International. All agreements related to the previous privatizations of Mazeikiu, including both privatization agreements and the existing shareholders' agreement that were assigned to PKN ORLEN S.A. were terminated immediately upon the closing of the transaction with Yukos International, and the parties thereto were fully discharged from any and all liabilities under these agreements.

In the period between signing of the Yukos Agreement and the transaction closing date, Yukos International represented that Mazeikiu and its subsidiaries will conduct operations within the ordinary course of business and do not take any action which would materially adversely affect the parties' ability to accomplish the transaction.

Share purchase agreement with the Government of the Republic of Lithuania

Pursuant to the Agreement with the Government of the Republic of Lithuania, PKN ORLEN S.A. purchased an additional 216,915,941 ordinary Mazeikiu shares with the nominal value of LTL1 each, representing approximately 30.6615% of Mazeikiu's share capital, for the aggregate price of USD 851,829 thousand. The execution of the GOL Agreement was subject to certain suspending clauses, i.e. (a) the acquisition by PKN ORLEN S.A. of 53.7022% of Mazeikiu's shares from Yukos International; and (b) the receipt of the European Commission's concentration clearance. The agreement provided, that should any of the conditions precedent would not be fulfilled by 30 September 2006, neither of the parties would be obliged to execute the GOL Agreement. However, both parties would have remained bound by the GOL Agreement until 31 March 2007 if the only condition not met by 30 September 2006 would have been the consent of the European Commission. On 29 September PKN ORLEN issued a letter to the Government of the Republic of Lithuania and informed about automatic prolongation of the agreement until 31 March 2007.

Furthermore, the previously existing shareholders' agreement was replaced by the new shareholders' agreement between PKN ORLEN S.A. and the GOL as of the closing date of the transaction with Yukos International. Pursuant to the new shareholders' agreement, PKN ORLEN S.A. maintains full operational control over Mazeikiu. The GOL is entitled to appoint one of the nine members of Mazeikiu's Supervisory Board and one of the seven members of Mazeikiu's Management Board. In addition, the GOL is entitled to request annulment of the resolutions of Mazeikiu's corporate authorities if such resolutions present a threat to the national security or the energy security policy of the Republic of Lithuania. The GOL is entitled to request that PKN ORLEN S.A. sold all its shares of Mazeikiu in any of

(all amounts in PLN thousand)

the following circumstances: (a) Mazeikiu incurs a loss in each of any five consecutive financial years; (b) Mazeikiu's assets with a value exceeding USD 200,000 thousand are seized in connection with an enforcement proceedings following a final and non-appealable court decision; (c) over 50% of voting rights in PKN ORLEN S.A. are acquired by an entity that, in the GOL's reasonable opinion, presents a threat to the national security of the Republic of Lithuania. Every disposal of shares of Mazeikiu by PKN ORLEN S.A. and/or the GOL will be subject to the other party's right of first refusal. The new shareholders' agreement will expire upon the disposal by the GOL of any of its 70,750,000 shares of Mazeikiu.

Pursuant to the Put Option Agreement, the GOL is entitled to sell to PKN ORLEN S.A. 70,750,000 ordinary Mazeikiu shares, with the nominal value of LTL 1 each, representing approximately 10.0006% of Mazeikiu's share capital. The put option will remain in force in the period of five years upon the sale of the 30.6615% stake related to the GOL Agreement. The aggregate price for all shares under Put Option Agreement amounts to USD 277,835 thousand. However, should the GOL exercise the put option within the period of three years from the sale of the 30.6615% stake to PKN ORLEN S.A., the aggregate price for all shares under put option would amount to USD 284,450 thousand.

All transaction documents are governed by the English law.

1.2. Mandatory tender offering for the remaining shares

Upon the acquisition of Mazeikiu shares from Yukos International, PKN ORLEN S.A. was obliged under the Lithuanian law to announce a mandatory tender offering for the remaining shares of Mazeikiu within 30 days from the date of acquisition of the Mazeikiu shares from Yukos International. The price per share offered in the mandatory tender offering must not be lower than the highest price paid by ORLEN S.A. for the Mazeikiu shares during the 12-month period preceding the announcement of the tender offer.

1.3. The receipt of the European Commission's and other anti-trust bodies consents for the transaction

On 29 September 2006 PKN ORLEN filed official motion to the European Commission in order to obtain consent for concentration of PKN ORLEN Capital Group's and Mazeikiu Nafta's assets as a result of share purchase agreement. The decision of the European Commission was expected in first half of November. As a result, on 30 September the agreement on prolongation of term of withdrawal from the agreement with Yukos until 31 December 2006 was signed. On 7 November 2006 PKN ORLEN S.A. obtained the European Commission's clearance for the acquisition of a controlling stake in AB Mazeikiu Nafta ("Mazeikiu").
Based on the analyses of AB Mazeikiu Nafta export activities it was determined that precedent to execution of the Yukos Agreement, aside from European Commission's clearance, obtaining of relevant consent from the Ukrainian Anti-Trust Committee as well as consent of anti-trust bodies of United States of America was required. The same provisions of the Yukos Agreement apply to the above consents as to the European Commission's consent. The motion to the Ukrainian Anti-Trust Committee was filed on 16 August 2006. On 21 August 2006 the Ukrainian Anti-Trust Committee agreed on share purchase transaction for Mazeikiu Nafta. In case of USA, motions were filed by PKN ORLEN and Yukos on 15 September 2006. Before statutory deadline, on 25 September 2006, the U.S. Federal Trade Commission has concluded its review of the planned acquisition by PKN ORLEN of a control over Mazeikiu. Early termination of the required waiting period for the possible objections of the U.S. anti-trust authorities means the receipt of the clearance under the Hart Scott-Rodino Antitrust Improvements Act of 1976 for the purchase by PKN ORLEN S.A. of the controlling stake in Mazeikiu.

1.4. Significant events after signing the share purchase agreements of Mazeikiu

On 12 July 2006, the Government of the Republic of Lithuania irrevocably elected not to exercise its right of first refusal with respect to the 53.7022% shares of Mazeikiu, governed by the Yukos Agreement. The GOL also expressed its irrevocable consent for the transaction between Yukos and PKN ORLEN S.A.

At the end of July 2006 the crude oil deliveries to Mazeikiu were stopped by Russian operator of crude oil pipeline system "Druzhba". The interruption in deliveries was caused by the technical breakdown in section Unecha-Polotsk. Till now the crude oil deliveries to Mazeikiu were not resumed through oil pipeline system "Druzhba". At the same time the crude oil is continuously delivered by sea transport.

On 12 October 2006, a fire accident occurred in the oil refinery belonging to AB Mazeikiu Nafta, leading to damage to a vacuum distillation unit.

2. Purchase of shares from Yukos International and the Government of Republic of Lithuania

On 15 December 2006, though brokerage of the Vilniaus Stock Exchange, the share sale and purchase transaction was settled. PKN ORLEN S.A. purchased 379,918,411 shares of Mazeikiu from Yukos International. This determined that PKN ORLEN S.A. formally acquired ownership of 379,918,411 shares of Mazeikiu at that date. Thereby the last of the conditions precedent determined in the agreement dated 9 June 2006 between PKN ORLEN S.A. and the Government of the Republic of Lithuania related to sale of shares of Mazeikiu, was fulfilled. In conjunction, on 15

(all amounts in PLN thousand)

December 2006, without brokerage of the Vilniaus Stock Exchange, the share sale and purchase transaction was settled – PKN ORLEN S.A. purchased 216,915,941 shares of Mazeikiu from the Government of the Republic of Lithuania.

Pursuant to settlement of transactions with Yukos International and the Government of the Republic of Lithuania, on 15 December 2006 PKN ORLEN S.A. has become a holder of a total number of 596,834,352 shares of Mazeikiu. The nominal value of one share of Mazeikiu is LTL 1 (which is equal to PLN 1.10 in accordance with average exchange rate of the National Bank of Poland announced on 15 December 2006). The shares held in Mazeikiu by PKN ORLEN S.A. constitute 84.36% of the share capital of Mazeikiu and entitle to 596,834,352 voting rights at the General Meeting of Shareholders (GM), which is equal to 84.36% of total voting rights at GM in Mazeikiu. The purchase price of shares acquired from Yukos International amounted to USD 1,492,000 thousand (i.e. PLN 4,315,610 thousand in accordance with average exchange rate of the National Bank of Poland announced on 15 December 2006) whereas the purchase price of shares acquired from the Government of the Republic of Lithuania amounted to USD 851,829 thousand (i.e. 2,463,915 thousand in accordance with average exchange rate of the National Bank of Poland announced on 15 December 2006). The book value of shares of Mazeikiu acquired by PKN ORLEN was recognized in the accounting books of PKN ORLEN at cost including acquisition costs.

The share purchase of Mazeikiu was financed by means of revolving bank loan, bridge bank loan and cash owned of PKN ORLEN S.A. The purchase is of a long-term capital investment nature.

Yukos International is a holding company controlled by Stichting Administratiekantoor Yukos International fund.

In conjunction with the settlement of the purchase of Mazeikiu shares from Yukos International by PKN ORLEN, the Shareholders Agreement dated 9 June 2006 between PKN ORLEN S.A. and the Government of the Republic of Lithuania came into force on 15 December 2006.

The Extraordinary Meeting of Shareholders of Mazeikiu held on 14 December 2006 changed the composition of Supervisory Board of Mazeikiu. Six persons nominated by PKN ORLEN S.A. – Mr. Marek Moroz, Mr. Czesław Bugaj, Mr. Marcin Wasilewski, Mr. Piotr Kearney, Mr. Wojciech Wróblewski and Mr. Rafał Zwierz – have been appointed members of the Supervisory Board of Mazeikiu. The Board elected Mr. Marek Moroz for the position of its Chairman. Presently the Board is composed of nine members. The remaining three persons were nominated by the Government of the Republic of Lithuania.

During the meeting held on 14 December 2006 the Supervisory Board of Mazeikiu has made changes to the composition of the Management Board of Mazeikiu. Four representatives of Yukos International UK B.V. have been replaced by four persons nominated by PKN ORLEN S.A. The Supervisory Board appointed Mr. Jan Maciejewicz and Mr. Paweł Szymański to the Management Board of Mazeikiu, and again appointed Mr. Krystian Pater and Mr. Paul Nelson English (holding the position of General Director of Mazeikiu at that time). In addition, on 15 December 2006 the Supervisory Board of Mazeikiu appointed two other persons nominated by PKN ORLEN S.A.: Mr. Igor Chalupec and Mr. Piotr Kownacki to the Management Board. The Management Board is composed of seven members, which includes also a representative of the Government of the Republic of Lithuania. At the meeting held on 15 December 2006 the Management Board has elected Mr. Igor Chalupec for the position of President of the Management Board.

3. Purchase of additional shares in Mazeikiu by PKN ORLEN S.A.

3.1. Mandatory tender offering for shares in Mazeikiu

In accordance with Lithuanian law, exceeding of the 40% voting rights at the General Meeting of Shareholders of Mazeikiu obliged PKN ORLEN S.A. to announce mandatory tender offering ('MTO') for all remaining shares in Mazeikiu attributable to investors other than PKN ORLEN S.A. Until receipt of relevant clearance with regard to the documentation related to MTO from the Stock Exchange Commission in Lithuania, PKN ORLEN was not able to execute its voting rights at the General Meeting of Shareholders, which were attributable to all shares held in Mazeikiu. Until that moment, however not longer than for the period of 100 days, the Government of the Republic of Lithuania assumed an obligation to execute voting rights attributable to shares held in Mazeikiu in conformity with instructions issued by PKN ORLEN. Documentation related to MTO received clearance of the Stock Exchange Commission in Lithuania on 22 December 2006.

Prior to commencement of the subscription process under MTO, a merger of Mazeikiu with AB Mazeikiu Elektrine was registered on 28 December 2006. In consequence of the merger, 1,366,992 new shares of Mazeikiu were issued for the minority shareholders of AB Mazeikiu Elektrine. As a result of the new issue of shares, total number of shares of Mazeikiu is equal to 708,821,122.

Mandatory Tender Offering has been conducted in the period from 2 to 15 January 2007. Pursuant to the settlement of MTO, PKN ORLEN S.A. purchased 35,879,247 shares of Mazeikiu. The Company holds 632,713,599 shares which is equal to 89.2628% stake in share capital of Mazeikiu.

3.2. Constant call offer at the Vilniaus Stock Exchange

Due to the fact that MTO did not comprise the above mentioned new issue of shares, as well as in order to improve the preparatory process to squeeze out procedure related to shares of Mazeikiu attributable to minority shareholders other than the Government of the Republic of Lithuania, PKN ORLEN S.A. made a constant call offer at the Vilniaus Stock Exchange for shares of Mazeikiu at each day in the period from 26 January to 19 February 2007. The purchase price for shares was equal to the purchase price used for the purposes of MTO i.e. LTL 10.25 per share. In the described period PKN ORLEN purchased 1,895,952 shares of Mazeikiu and as at 19 February 2007 held

(all amounts in PLN thousand)

634,609,551 shares, constituting an 89.5303% stake in Mazeikiu. Except for 70,750,000 shares owned by the Government of the Republic of Lithuania, 3,461,571 shares representing 0.4884% stake in share capital are quoted at the market.

3.3. Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN commenced a squeeze out procedure related to shares of Mazeikiu held by minority shareholders. The squeeze out will be conducted in accordance with the Lithuanian law. The provisions of the cooperation between PKN ORLEN and the Government of the Republic of Lithuania are included in the agreement dated 25 January 2007. At the first phase of the process, which will be effected until 21 May 2007, the shareholders of Mazeikiu are entitled to sell shares through broker house SEB Vilniaus Bankas. The price was set at LTL 10.25.
Unless the first phase leads to buyout of all shares held by minority shareholders, PKN ORLEN will put forward a motion to the court in Lithuania to issue a decision in accordance with the Lithuanian law related to squeeze out procedure. In effect of the decision all shares held by minority shareholders other than the Government of the Republic of Lithuania will become property of PKN ORLEN for a price equal to LTL 10.25 per share. The procedure will result in acquisition of all shares in Mazeikiu, except for shares held by the Government of the Republic of Lithuania.

4. Changes in the Management Board of Mazeikiu

In conjunction with the resignation of Mr. Igor Chalupec from the position of the President of the Management Board of PKN ORLEN on 31 January 2007, the Supervisory Board of Mazeikiu dismissed Mr. Igor Chalupec and at the same time appointed Mr. Dariusz Formela to the Management Board. On 7 February 2007 the Management Board of Mazeikiu has elected Mr. Piotr Kownacki for the position of President of the Management Board. On 16 March 2007 Mr. Jan Maciejewicz resigned from the position of Member of the Management Board. In accordance with the Lithuanian law, the resignation came info force after a lapse of 14 days. Until 17 April 2007, one vacancy in the composition of the Management Board of Mazeikiu existed.

5. Settlement of acquisition of Mazeikiu

On 15 December 2006 the Company purchased 596,834,352 ordinary shares of AB Mažeikių Nafta („Mažeikių"), which constituted 84.36% of all issued shares of Mažeikių. The purchase was realized on the basis of two agreements concluded by PKN ORLEN: the share sale and purchase agreement with Yukos International UK B.V dated 26 May 2006 on purchase of 379,918,411 shares, that stood for 53.7022% of all issued shares and share sale and purchase agreement with the Government of Republic of Lithuania dated 19 May 2006 on purchase of 216,915,941 shares, that stood for 30.6615% of all issued shares. On 28 December 2006 Mažeikių merged with Mažeikių Elektrine. The share of PKN ORLEN declined by 0.16 percentage points.
In relation to conclusion of the put option agreement in respect of 70,750,000 shares in Mazeikiu owned by the Government of the Republic of Lithuania by PKN ORLEN S.A. as well as due to mandatory tender offer regarding shares held by minority shareholders, the settlement of the business combination for the purposes of the consolidated financial statements has been performed in accordance with IAS 32 'Financial instruments: Disclosure and Presentation' paragraphs 22-23 – financial liabilities were disclosed and minority interest were not disclosed. The share of PKN ORLEN in Mazeikiu Group was assumed at 100% for the purposes of these financial statements.

Mažeikių Group is composed of group of companies operating in the refining sector in the Republic of Lithuania, mainly involved in crude oil processing, distribution of fuels and crude oil derived products. In all those activities Mažeikių is a representative of the industry sector in the Republic of Lithuania and Central Europe. Mažeikių Group consists mainly of the following companies:

- AB Mažeikių Nafta – Crude oil refining, transportation services of crude oil and crude oil derivate products, service and loading of tanker ships, sale of refined products.
- AB Ventus-Nafta – Retail sale of crude oil products.
- UAB Mažeikių naftos prekybos namai – Sale and marketing of products of AB Mažeikių Nafta in Lithuania.
- SIA Mažeikių Nafta Tirdzniecibas nams – Wholesale trade of crude oil products in Latvia.
- OU Mazeikiu Nafta Trading House – Wholesale trade of crude oil products in Estonia
- Mažeikių Nafta Trading House Sp. z o.o. – Wholesale trade of crude oil products in Poland
- UAB Juodeikių nafta – Loading of truck vehicles with crude oil; entity under liquidation proceedings.
- UAB Uotas – Lease of gas stations, entity under liquidation proceedings.
- UAB Naftelf – Sale of aviation fuels (joint venture with 'Corelf')

The acquisition of Mažeikių was accounted under the purchase method in accordance with IFRS 3 'Business combinations'. The settlement of the transaction has been presented in the note 37a of the 2006 consolidated financial statements.

(all amounts in PLN thousand)

c. Polkomtel S.A.

On 10 March 2006 an agreement was concluded between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as buyers and TDC Mobile International A/S as a seller in respect of "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A." ("The Agreement"). The conclusion of the above agreement was preceded by conclusion by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as shareholders of Polkomtel S.A. the "Shareholders Agreement regarding the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and taking joint measures to sell all shares owned in Polkomtel S.A.". The conclusion of the Agreement was performed in conjunction with the execution by KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. of the entitlement to acquire shares under the offer of TDC Mobile International A/S.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share. In case KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. purchased the shares as a result of the Agreement, these parties, together with currently owned shares, would hold over 75% shares in Polkomtel S.A. After the transaction is settled, PKN ORLEN would hold 24.4% stake in the share capital of Polkomtel S.A.

The Agreement was concluded under a suspending clause regarding termination or abatement of the pledge in respect of shares under the Agreement, established by verdict of the District Court in Warsaw on 24 February 2006, or any other pledge (or similar measure) established by other judgmental body that would disallow sale of shares under the Agreement in Polkomtel S.A. by TDC Mobile International A/S.

As a result of complaint filed by TDC Mobile International the Court of Appeals in Warsaw changed the decision of the District Court in Warsaw. The Court of Appeals declared that the execution of pledge depended on submission by Vodafone Americas Inc. a bail of Euro 43 million. Vodafone Americas Inc transferred the bail to the Court's bank account, which determines the decision on the pledge effective.

On 10 march 2006 Vodafone Americas Inc. filed a law suit to International Court of Arbitration by Federal Chamber of Commerce in Vienna, against six legal entities defining TDC Mobile International A/S as a Principle Respondent, Polkomtel S.A as a First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as Second to Fifth Auxiliary Respondents. In the above mentioned law suit Vodafone Americas Inc., among other things, questioned the method of calculation of the price offered by TDC International A/S to other shareholders. On 29 May 2006 TDC Mobile International A/S, KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. filed a joint response to the law suit. Polkomtel S.A. filed its response to the law suit on 26 April 2006. Appointed arbitrators issued several procedure-oriented rulings concerning further proceedings. Proceedings came into phase, when letters concerning this case were exchanged. On 7 March 2007 the seating in front of the Court of Arbitration in Vienna took place. During the seating plenipotentiaries of all sides represented their standings in this case. This resulted for example in modification of claim from Vodafone America. The verdict should be announced in a few nearest weeks

On 10 May 2006 the Ordinary General Meeting of Shareholders of Polkomtel S.A. was held. The shareholders decided to pay dividend from the retained net profits for the years preceding 2005 and the net profit of 2005. Total amount of dividend amounted to PLN 2,352,375 thousand (representing PLN 114.75 per share) and was paid to shareholders proportionally to their ownership of the share capital of Polkomtel S.A. The amount of the dividend attributable to PKN ORLEN S.A. amounted to PLN 461,269 thousand. The Ordinary General Meeting of Shareholders of Polkomtel S.A. has set the dividend date at 10 May 2006 whereas the dividend payment date was set at 17 July 2006. According to resolution of the Ordinary General Meeting, PKN ORLEN received a dividend of PLN 373,629 thousand.

d. CO_2 emission rights

In the unconsolidated financial statements, the Company recognized the CO_2 emission rights that were granted free of charge based on the binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union. Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Company has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	Quantity (Mg)	Value (in PLN thousand)
Emission rights acquired by the Company in 2005 for the 3-year accounting period	17 151 600	1 402 816
Actual use of emission rights in 2005	5 450 878	445 823
Actual use of emission rights in 2006	5 520 509	451 518
Emissions planned in 2007	6 787 200	555 120

As at 31 December 2006 the net value of granted emission rights in the balance sheet of the Company, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

In the period covered by these unconsolidated financial statements unused emission rights have not been sold.

e. Assignment of competencies in connection with changes in the composition of the Management Board of PKN ORLEN S.A.

In relation to changes in composition of the Management Board of PKN Orlen S.A. the Management Board of PKN ORLEN S.A. participative duties between Member of the Board in resolution dated on 20 March 2007
Based on the decision of the Management Board the assignment of competencies as at the date of publication of the: as at the day of publication of the financial statements is the following:
Mr. Piotr Kownacki – President of the Board, Chief Executive Officer, supervises the areas of Human Resources, Strategy, Management Board Service, Public Relation, Audit and Unipetrol Group.
Mr. Cezary Filipowicz – Upstream & Crude Procurement supervises the performance of the following areas: Upstream, Crude Oil Trading and Merger & Acquisition.
Mr. Wojciech Heydel – Sales, supervises the performance of the following areas: Wholesale Operations, Retail Sales, Marketing, Planning & Sales Analysis, Logistic and Alternative Energy Sources.
Mr. Paweł Szymański – Chief Financial Officer supervises the performance of the following Offices: Planning and Controlling, Finance Management, Taxes, Cost Management, Margin Management and Investment Relation
Mr. Krzysztof Szwedowski – Organization and Support Function, supervises the performance of the following areas: Organization, IT, Procurement, Legal Department, Information Control & Security, ORLEN Group (excl. Unipetrol) as well as Regulations Monitoring & Management.
Mr. Krystian Pater – Head of Production, supervises the performance of the following areas: Refining & Petrochemical Production, Energy, Research and Development and Assets Development

f. Restructuring process of IKS Solino Sp. z o.o.

In November 2006 an agreement was concluded between IKS SOLINO S.A. and its labor unions with the participation of PKN ORLEN S.A. and the State Treasury. The agreement provided that operations of the Salt Processing Unit (SPU) will be sustained only in the event of its economic profitability.
According to PKN ORLEN, sale of SPU to a branch investor might guarantee long-term development of the disposed unit and therefore sustaining of existing job positions and creation of new ones.
PKN ORLEN emphasized that the intention of the eventual sale transaction of the SPU is based upon concern about the future of its employees and sustaining of job positions. In the event of sale of the SPU the vast majority of employees will keep their job positions. The small number of people covered by the restructuring process will be enabled to benefit from a shield program that is currently negotiated with the labor unions of IKS SOLINO S.A.

33. Significant events after balance sheet date

a. Changes in Management Board of PKN ORLEN S.A.

The Supervisory Board of PKN ORLEN S.A. at meeting on 18 January 2007 with majority of its votes had dismissed Mr. Igor Chalupec from the position of the President of the PKN ORLEN Management Board which held from 1 October 2004.
At the same time, the Supervisory Board of PKN ORLEN has appointed Mr. Piotr Kownacki, the Vice President of the Company responsible for Audit and Regulations at that date, for the position of the President of the PKN ORLEN Management Board.
Mr. Piotr Kownacki held position of Vice President of Management Board from 23 October 2006.

(all amounts in PLN thousand)

b. Squeeze out procedure related to shares in Mazeikiu held by minority shareholders

Acting under agreement with the Government of the Republic of Lithuania, on 20 February 2007 PKN ORLEN commenced a squeeze out procedure related to shares in Mazeikiu held by minority shareholders. The squeeze out procedure related to shares in Mazeikiu was described in note 32 b.

34. Differences between data disclosed in the financial statements and previously prepared and issued financial statements

Differences as to data published in the condensed financial statements as at 1 March 2007, with the effect on net result and equity

	Net profit for 2006	Total Equity As at 31 December 2006
Data for 2006 disclosed in the condensed financial statement for IV quarters 2006	2 232 590	15 042 300
Increases of allowance for receivables	(27 759)	(27 759)
Other	(4 955)	(4 955)
Data disclosed in consolidated annual financial statements for 2006	2 199 876	15 009 586

35. Other

The financial statements were authorized by the Management Board in its seat on 18 April 2007.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Piotr Kownacki

....
Vice-President
Cezary Filipowicz

....
Vice-President
Wojciech Heydel

....
Member of the Board
Krystian Pater

....
Member of the Board
Krzysztof Szwedowski

....
Member of the Board
Paweł Szymański

Płock, 18 April 2007

MANAGEMENT BOARD REPORT
ON OPERATIONS OF
POLSKI KONCERN NAFTOWY
ORLEN SPÓŁKA AKCYJNA
FOR THE YEAR 2006

Index

I. CHANGES IN THE COMPANY'S ORGANISATION AND MANAGEMENT

The Organizational Rules and Regulations of PKN ORLEN S.A. approved by the Management Board on 22 December 2005 had entered into force on 1 January 2006. Under the new Regulations, the duties of particular Members of the Management Board have been assigned in the following manner:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Chief Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Chief Sales Officer;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Capital Group.

Duties of the Deputy Executive Officer for Operational Activities covered the areas of production, maintenance of technical operations, production development, and technology and property investment.

As of 1 January 2006, a team of 11 Executive Directors was appointed. The newly appointed Directors have accepted liability for the results, coordination of segments or supportive functions, as well as synergy implementation within the whole Concern. Moreover, Executive Directors within particular organisational units were assigned particular companies from the Capital Group, in accordance with the expert supervision over a given area within PKN ORLEN S.A.

Executive Directors carry out their duties within their organizational units. The Chief Executive Director is responsible for the realization of tasks which require the coordination of several organizational units within the Concern. The Chief Executive Director accomplishes tasks in cooperation with other Executive Directors. The duties of Executive Directors consist in achieving targets through a decision-making process concerning the strategy to be adopted, plans to be made and day-to-day operations, including the implementation of uniform standards and procedures within the whole Concern. In addition, the Directors recommend the representatives of PKN ORLEN S.A. to sit in supervisory bodies of the companies belonging to the Capital Group in accordance with the assignment of those companies to particular Executive Directors. They also influence the staffing of key positions with the Group's companies. In order to improve the system of segment management, the following committees were formed: Budget Committee, Capital Expenditure Committee, Margin Optimization Committee, Capital Investment Committee, Marketing Committee, MBO Committee (Management by Objectives), Financial Risk Committee and Operational Risk Committee. The committees listed above are to develop opinions to support the decision-making process with respect to issues requiring the agreed approach to the management of particular areas of business of PKN ORLEN S.A. and coordinating, monitoring and evaluation of major operational processes.

Additionally, the position of an Expert was introduced under the implementation process of segment management. The Experts, i.e. Executive Directors responsible for segments, were appointed to the Supervisory Boards of particular companies allocated within given segments.

As of 1 January 2006, ORLEN Administracja Sp. z o.o. in organization has taken over certain duties previously preformed by the Administrative Unit, Business Equipment Unit in Płock and 12 Regional Administrative Units.

As at 1 July 2006, the restructuring of the following services was carried out: prevention services were transferred to the newly established ORLEN Prewencja Sp. z o.o.; financial services were transferred to the newly established ORLEN Księgowość Sp. z o.o. and Forwarding Department with the logistic services was transferred to the existing ORLEN KolTrans Sp. z o.o.

As of the beginning of July the Unit of Non-Fuel Products and Category Management underwent restructuring. A new structure was implemented within that Unit, aimed at centralization of following functions: administration of merchandise ordering, merchandising and management of store sales and services.

The new Organizational Rules and Regulations of PKN ORLEN S.A. entered into force on 24 October 2006. Under the new Regulations, the duties of particular Members of the Management Board have been assigned in the following manner:

- President of the Management Board, Chief Executive Officer;
- Vice-President of the Management Board, Chief Capital Investment Officer;
- Vice-President of the Management Board, Cost Management;
- Vice-President of the Management Board, Upstream and Crude Procurement;
- Vice-President of the Management Board, Audit and Regulations;
- Vice-President of the Management Board, Sales;
- Member of the Management Board, Chief Financial Officer;
- Member of the Management Board, Organization and Capital Group.

The unit controlled by the President of the Management Board and CEO was made up of the following offices: Control and Security Office, Public Relations Office, Investor Relations Office, Strategy Office, Management Board Office, Executive Human Resources Director and Information Security Officer.

The unit overseen by the Vice-President of the Management Board in charge of Capital Investments was composed of the Office for Integration with Unipetrol and Capital Investments Office.

The unit overseen by the Vice-President of the Management Board in charge of Cost Management was composed of IT Office, Executive Director for Purchase and Costs and Executive Logistics Director.

The unit overseen by the Member of the Management Board in charge of Organization and Capital Group was composed of the Capital Group Office, Legal Department and Executive Director for Organization.

The unit overseen by the Vice-President of the Management Board in charge of Sales was divided into the Retail Sales Executive Director for Poland, Wholesale Executive Director, Retail Sales – Germany, Marketing Department and Planning and Sales Analyses Department.

The unit overseen by the Vice-President of the Management Board in charge of Audit and Regulations was divided into Audit Department, Alternative Energy Sources Department, and office of the Proxy in charge of the European Union.

The unit overseen by the Member of the Management Board in charge of Finances was divided into Financial Management Department and Executive Director for Planning and Controlling.

The unit overseen by the Vice-President of the Management Board for Upstream and Crude Procurement was made up of the Exploration and Extraction Department and Crude Oil Trade Department.

As of 24 November 2006, the scope of competence was altered in the following manner: the unit controlled by the

Vice-President of the Management Board in charge of Audit and Regulations comprised: Audit Department, Regulatory Risk Department, Alternative Energy Sources Department whereas the unit controlled by the Member of the Management Board in charge of Finance comprised Financial Management Department, Central Margin Optimization Management and Coordination Office, Tax Department and Executive Director in charge of Planning and Controlling.

As of 1 November 2006, the wholesale unit was restructured and consequently eleven Regional Wholesale Offices were replaced by five new Wholesale Departments located in Płock, Poznań, Trzebinia, Lublin and Gdańsk. The implementation of the above-mentioned changes aimed at:

- establishment of a uniform policy within the structures of wholesale trade in the whole PKN ORLEN S.A Capital Group which will assure cohesion of trade activities between Wholesale Regions and Regional Market Operators through market segmentation aiming at reducing internal competition;
- increased goodwill and better market positioning of PKN ORLEN S.A. through the creation of a modern market-oriented wholesale management structure;
- reaching customers in a more effective manner, providing a more competitive offer of PKN ORLEN S.A.;
- increase of market share;
- more efficient management of the distribution channels.

Furthermore, by the end of 2006, activities aiming at preparing the restructuring of financial services planned for 2007 were undertaken.

Moreover, changes to the composition of the Management Board of PKN ORLEN S.A were made in the course of 2006. At the meeting held on 21 December 2005, the Supervisory Board of PKN ORLEN S.A. appointed Cezary Stanisław Filipowicz to the position of the Vice-President of the Management Board of PKN ORLEN S.A., effective 2 January 2006. On 31 March 2006, the Supervisory Board dismissed Dariusz Witkowski from the position of the Member of the Management Board of PKN ORLEN S.A., effective 31 March 2006. Simultaneously, Krzysztof Szwedowski was appointed to the position of the Member of the Management Board. In addition, at the meeting held on 18 January 2007, the Supervisory Board of PKN ORLEN S.A. dismissed Igor Chalupec from the position of the President of the Management Board and appointed Piotr Kownacki, previously holding the position of the Vice-President of the Management Board of PKN ORLEN S.A. in charge of Audit and Regulations from 23 October 2006. At the subsequent meeting held on 15 March 2007, the Supervisory Board dismissed Jan Maciejewicz from the position of the Vice-President of the Management Board in charge of Cost Management and Cezary Smorszczewski from the position of the Vice-President of the Management Board for Capital Investments. At the same meeting, Krystian Pater was appointed to the position of a Member of the Management Board of PKN ORLEN S.A.

II. CURRENT AND PROJECTED FINANCIAL STANDING OF THE COMPANY

2.1 Description of significant risk factors

The most important risk factors having an impact on the performance of the PKN ORLEN S.A. included as follows:

- **Fluctuations in crude oil and refinery products prices and margins**

Fluctuations in crude oil prices and considerable fluctuations in finished goods prices on world markets cause significant variations in margins generated by the Company. In the second and third quarter of 2006, crude margins on quotations increased, as compared to the first quarter of 2006 as a consequence of information about risks pertaining to supplies. Both the Iranian issues – relating to the uranium enrichment program – and the Nigerian issues, i.e. disruptions in the crude oil production, had the greatest impact on the prices of crude in 2006. Quotations of Brent DTD fell in the fourth quarter, which was mainly due to the unusually warm winter which caused a significant fall in demand for oil products. In 2006, the average quotations price of Brent barrel increased in comparison with the prices in 2005 by 19.4% to the level of USD 65.15/bbl. In the course of 2006 there was an increase in gasoline margin on quotations (crack) by 11.2% to the level of USD 140.72/tonne and on Jet A-1 fuel by 2.3% to the level of USD 159.66/tonne. However, a decrease was recorded for margins on quotations of diesel oil, i.e. decrease by 9.7% to the level of USD 123.33/tonne and on Ekoterm: a decrease of margins by 4.2% to the level of USD 97.58/tonne. A significant improvement was recorded in case of margins on the ethylene and propylene, which have increased in comparison with the figures recorded in 2005 by 17.2% and 15.1% respectively, to the level of USD 594.70/ tonne and USD 547.80/ tonne, respectively. A decrease on refined products margins was also recorded from the level of USD 5.11/ bbl in 2005 to USD 3.70 /bbl in 2006 (according to an analysis carried out by PVM).

- **Fluctuations of foreign exchange rates**

Exchange rate fluctuations have significant impact on the sales revenues of the Company (by means of adjusting prices at the Company on the basis of import parity), costs of crude oil and other raw materials, and financial costs related to debt denominated in foreign currencies. As a result of the above-mentioned tendencies, the fluctuations of PLN exchange rate to other currencies have a significant impact on the result generated by the Company. In 2006 the average PLN/ USD exchange rate decreased by 4.0% to the level of PLN 3.10 as compared to the similar period of the year 2005 (calculated as the arithmetic average of daily exchange rates published by NBP within the period from 1 January to 31 December). At the same time, the average PLN/ EUR exchange rate has fallen by 3.0% to the level of PLN 3.90/ EUR.

- **Economic growth and unemployment ratio**

Year 2006 brought a dynamic economic growth of the GDP up to the level of 5.8%, as compared to 3.5% in 2005. National demand remained the main growth engine for the GDP, which increased by 5.8% in 2006, in comparison to 2.4% growth in 2005. High economic growth resulted also from a more than 20% increase on exports and 16.7% increase on investments. The improvement of main economic indexes was favorable to the economic revival and improvement of competitiveness of Polish companies. The maintenance of a dynamic growth of GDP had a positive impact on the creation of new job positions. The unemployment ratio fell from the level of 17.6% in 2005 to the level of

14.9% in 2006 (year to year). The level of unemployment ratio in Poland is conditioned by the progress of the restructuring processes, increase of work productivity and legal solutions governing the job market. Improved situation on the job market and favorable macroeconomic tendencies have a significant impact on the level of sales of the Company's products.

- **Inflation**

In the end of 2006, GUS (Central Statistical Office) recorded an increase in the level of inflation from 0.7% to 1.4% as at the end of 2006 (year to year). However, the annual average inflation rate decreased from 2.1% to the level of 1.0%.

- **Interest rates**

Stable inflation rate recorded in 2006 permitted the reduction of reference interest rates twice in the course of 2006. As at the end of 2006, pawn loan interest rates have reached the level of 5.50%, whereas rediscount of bills amounted to 4.25% (6.00% and 4.75% respectively at the end of 2005). WIBOR 3M rate has decreased from 4.60% in 2005 to 4.20% as at the end of 2006. The level of interest rates directly affects the cost of debt.

- **Mandatory reserves**

The Act on the Amendment of State Reserves and Mandatory Reserves has entered into force as of 12 May 2006. The Act regulates the issues related to the Poland's accession to the European Union. At present, reserves are established on the basis production, intra-Community acquisitions and import less intra-Community supplies and export made by an entrepreneur in the previous year. From 1999 on, the required level of mandatory reserves has been increasing by 7 days on a yearly basis, so as to reach the number of 76 days by the end of 2008. Moreover, the Material Reserves Agency is to maintain state reserves of liquid fuels in the amount equal to 14-day consumption of fuels in a given year. PKN ORLEN S.A. establishes and maintains mandatory reserves of fuels, semi-products and crude oil.

In March 2007, the President has signed a new Act on reserves of crude oil, oil products and natural gas and on rules of conduct in situations where the state fuel safety is at risk and disruptions on oil markets occur, which introduces additional elements that are part of the International Energy Agency, including:

- unavailable stocks, i.e. increase of the mandatory emergency reserves by 10%, which generates additional cost of financing increased volume of stock;
- change of the base serving for calculation of the mandatory emergency reserves from the internal consumption within the Republic of Poland index to the rate of net imports of oil – there is a risk that PKN ORLEN will have to additionally increase its stocks of crude oil in comparison with the reserves that resulted from the previous regulations;
- maintenance of emergency reserves of LPG - this regulation was previously not binding in Poland, and now it constitutes an additional burden to the Company.

In consideration of the recommendations arising from the new Act, an increase of reserves' maintenance costs should be expected, in particular as regards the stock financing costs. Cost of logistics, i.e. warehousing, transportation and reloading should remain unaffected.

Positive aspects of the new Act provide for the principle of equality as regards all undertakings operating on the oil market. Previously, entities starting their activity were granted a privilege which allowed them to maintain emergency reserves of 7 days throughout the first year, whereas other companies had to maintain reserves in accordance with the schedule, i.e. by few tens days more.

- **Domestic fuel consumption**

The total domestic consumption of fuels in 2006 estimated on the basis of data provided by Nafta Polska S.A. and Agencja Rynku Energii S.A., including gasoline, Diesel oil ("DO") and light heating oil ("LHO") reached 14,508 thousand tonnes, which represents an increase by approximately 8% in relation to figure recorded in 2005.

Gasoline consumption remained at the level recorded in 2005, which results mainly from a dynamic economic growth and an important number of imported vehicles, i.e. comparable with last year's figures. Moreover, LPG market became weaker and grew only by 4% which positively influenced the domestic consumption of gasoline. Despite this fact, Polska continues to be the world leader in the number of gas stations with LPG modules. Fuel analysts claim that the activities aiming at regulating the LPG market will cause this market to curb, or even reverse the upward trend of the LPG consumption.

The consumption of Diesel oil in 2006 was higher by 24% compared to figures recorded in 2005. Dynamic growth of this market is mainly caused by the decrease in the consumption of the light heating oil, which is illegally used for traction purposes and constitutes a substitute of DO. Other important growth factors as regards DO consumption included a nearly 6% increase of GDP, introduction, as of 2006, of the reimbursement of excise tax for farmers calculated on Diesel oil used for agricultural machinery, and a tendency to change the structure of vehicle fleets for vehicles powered with compression-ignition engines.

Consumption of the light heating oil decreased by 23 % compared to 2005. An important drop in the consumption of LHO in 2006 was caused by, among others, uncertainty present on the market, in connection with the publication of a bill, which finally failed to be adapted, which provided for equaling excise tax rates for LHO with the excise tax rate for DO. Consequently, some consumers withdrew from investments consisting in replacing the existing heating installations for those using LHO. The drop in the LHO consumption was also caused by its limited use for powering motor vehicles, which was due to strict controls of fuel quality at gasoline stations and introduction of excise tax reimbursement calculated on fuels used for agriculture purposes, starting from 2006. The decrease in the use of LHO for heating purposes resulted from an exceptionally warm fourth quarter of the year.

Due to the fact that it was necessary to increase the volume of the emergency reserves in 2006 by entities carrying out business activity at the Polish fuel market, a part of the registered fuel consumption was allocated for reserves and not consumed by the market.

- **Import of fuels**

In accordance with the estimates provided by Nafta Polska S.A., the total import of fuels to Poland in the first 9 months of 2006 has increased by 361 thousand tonnes (i.e. by 11%) as compared to 2005.

In accordance with preliminary estimates, the total import of gasoline decreased by 25% and reached the level of 449 thousand tonnes and represented approx. only 12% of total fuel import. According to Agencja Rynku Energii S.A., the highest gasoline import in 2006 originated from Germany (approx. 50%), Slovakia (approx. 37%) and Czech Republic (approx. 8%).

In accordance with preliminary data, an approximate volume of 2,828 tonnes of diesel oil were imported to Poland in 2006, i.e. 20% more than in the previous year. Import of diesel oil in 2006 constituted nearly 76% of the overall volume of fuel import (approx. 70% in 2005). The majority of diesel oil was imported from Germany (38%, compared to 31% in 2005), Belorussia (25%, compared to 26% in 2005), Slovakia (13%, compared to 13% in 2005) and Lithuania (11%, compared to 13% in 2005). A significant increase of the diesel oil import was mainly due to a major increase of consumption and consequently, insufficient domestic supply of DO.

In accordance with preliminary estimates, the total import of light heating oil in 2006 amounted to 457 thousand tonnes compared to 419 thousand tonnes a year earlier, which gives an increase of approx. 9%. In 2006, the majority of light heating oil was imported from Lithuania (60%, compared to 23% in 2005) and Germany (40% of the total LHO import, compared to 32% in 2005).

- **Amendments to the binding legal regulations**

In realisation of its proecological policy, PKN ORLEN S.A. gradually increases the contents of biocomponents in the fuels produced and simultaneously continues to adhere to the highest international quality standards for fuels introduced into the market. The new Act on biocomponents and liquid biofuels from September 2006 puts an obligation on fuel producers to introduce an annually growing number of biocomponents in accordance with the *National Target Ratio.* The obligation to introduce greater numbers of biocomponents has an impact on the components of the production and logistics chain due to the fact that additional capital expenditures are to be borne for building biocomponents dispensing facilities at pipelines extremities and at warehousing bases.

Moreover, in accordance with the provisions of the Act, entities which introduce liquid fuels to the market on at least 10 gasoline stations owned by the said entity, 10 own-brand stations or partner stations are obliged to place detailed information on the availability of liquid biofuels at the said stations. It will be difficult to implement the provisions of the Act in a situation where biofuels are sold within a distribution network consisting of several hundreds of gasoline stations. Under the provisions of the Act on biocomponents and liquid biofuels, there is a significant risk relating to the fines imposed on fuel producers for non-complying with the National Target Ratio starting from January 2008. If an entity fails to fulfil the National Target Ratio as set for the number of biocomponents added to liquid fuels and biofuels, the amount of fine may even reach PLN 862 million, in case of a total negligence of the National Target Ratio in 2010 in the amount of 5.75%. Fluctuations of prices of biocomponents in situations of natural disasters, such as drought, constitute another threat.

Effective implementation of the Act on liquid biofuels and biocomponents is possible only if tax regulations are amended at the same time, namely, the Act on excise tax and secondary decrees to the latter. However, on 1 January 2007 the decree of the Minster of Finance dated 22 December 2006 on amending the decree on the exemption from the excise tax entered into force resulting in the fall in profitability of esters' production and decrease in profitability of the Polish biofuel market, in general. Application of a lower rate of excise tax exemption for adding biocomponents to liquid fuels and biofuels resulted in a situation where the production of biocomponents, including in particular esters, does not yield any profits. The limitations put on the level of tax exemption caused stagnation of biofuel market, (i.e. methyl esters), which can result in failure to fulfil the National Target Ratio by the national fuel producers as regards the use of biocomponents in subsequent years. This situation may cause payment of substantial fines starting 2008 and potential increases in prices of liquid fuels, which will be particularly burden the end-users, i.e. the consumers.

It is a top priority in the future for the Council of Ministers to adopt long-lasting programs on excise tax exemption for adding biocomponents to liquid fuels and liquid biofuels and stating the level of the said exemptions. Tax relieves should be determined at such a level which will make the prices of liquid fuels with biocomponent additives competitive with prices of liquid fuels without biocomponent additives. Future introduction of an order to use biocomponents or liquid biofuels in Poland, with a simultaneous decrease of the excise tax relieves may cause sudden increase of prices of ethanol and esters, as well as disruptions in the agricultural sector.

- **Regulatory Risk**

The Company has formed the Regulatory Risk Department within its organisational structure. The Department is to actively participate in legislative processes both on national and European Union level, evaluate the effects of the regulations on the Concern, outline the standpoint to be adopted by the Concern and propose actions to be undertaken. At present, the Regulatory Risk Department has been working on the Map of Legal Risks at PKN ORLEN S.A..

The Company issued opinions with respect to the folowing bills:

- Act on use of emission units granted, reduction of emission and certified emission reduction, management of absorbtion units, estblishing levels of emission, national stocktaking, development of prognosis of emission and on trading in the rights to atmospheric emissions of greenhous gasses and other substances (the legislative procedures are pending);
- REACH system (regulation by the EU Council and EU Parliament - in force since 18 December 2006).
- Act on biocomponents and liquid biofuels, including the secondary regulations The Act is in force since September 2006.
- Act on reserves of crude oil, refinery products and natural gas, rules of conduct in situations where the country's fuel security is at risk and on execution of international obligations in situation of disturbed deliveries and crisis on crude oil market. The Act is in force since September 2006.
- Regulation by the Ministry of Finance on the excise tax The Act is in force since September 2006.
- Introduction of excise tax on heating oil in the amount equal to the excise tax payable on motor fuels (not adopted).
- Introduction of limitations under the National Emission Reduction Plan as of 1 January 2008 (legislative process pending);
- Act amending the Energy Law Act, Act amending Environmental Protection Law Act and Compliance Evaluation System Act.

Risk relating to the amendment or introduction of new legal regulations is being monitored by the Regulatory Risk Department. As at the day of preparation of the foregoing report, the risk was not apprised, however, new regulations, in particular with respect to the biofuels, excise tax and emissions of SO2, NOx and dust may have a significant impact on the operations of the Company.

- **Acquisition of AB Mazeikiu Nafta (the "Mazeikiu Refinery")**

Year 2006 was marked by the completion of AB Mazeikiu Nafta acquisition process and takeover of the crude oil supplies of the unit. Mazeiku Refinery was supplied through the Druzhba (Friendship) pipeline. As a result of the

breakdown at the pipeline in the end of July, the supply system to Mazeikiu Refinery was considerably disturbed. It became indispensable to launch deliveries through Butynga harbor. At present, the demand of the refinery for crude oil is covered entirely by sea deliveries. The takeover of supplies to Mazeikiu Refinery from January 2007 constitutes another stage of centralization of supplies to refineries belonging to PKN ORLEN S.A. The main objective to be achieved in that respect is ensuring security and stability of supplies.
As a result of suspension of deliveries through pipeline to Mazeikiu, the Logistics Office of PKN ORLEN S.A. has undertaken activities timing at developing and optimal use of alternative delivery manners and crude oil warehousing, in particular, with respect to the implementation of the planned construction of reverse pipeline connecting Klaipeda seaport with the base in Butinge, which, in conjunction with securing of additional warehousing capacity, will allow for a significant improvement of the security, as regards the supplies of raw material to the refinery, and reduce operational costs of deliveries. Additionally, high rail transportation costs, (i.e. costs of transportation by the Lithuanian Railways and lease of rail tank cars), in conjunction with the lack of alternative or cheaper distribution manners of Mazeikiu refined products to the reloading harbors, call for a necessity to intensify the activities within the concept of construction of pipeline connection with Klaipeda harbor. Pipeline connection with Klaipeda could bring significant reduction of logistics-connected charges in addition to an improved security of shipping conditions. The scope of works undertaken was enlarged by the concept of launching the Company's rail transportation services in order to further reduce the costs incurred, including the renegotiation of the present rates within the remaining itineraries and activities aiming at securing the interest of Mazeikiu at Klaipeda harbor.

Significant risk factors and threats for the operation of PKN ORLEN S.A. have also been referred to and described in Note 30 to the financial statements for 2006.

2.2 Production

In 2006, crude oil processing by PKN ORLEN S.A. amounted to 13,612 thousand tonnes and was by 8.3% higher in comparison with 2005. In 2006, the yield from refined products (gasoline, fuel and diesel fractions and liquid gas) amounted to 78.1%, i.e. it dropped by 1.74 pp. below the level recorded in 2005. Main factors responsible for the decrease in the yield from refined products were the planned rest of soft asphalt Hydrodesulphurization installation in the brake of April and May 2006 and a significantly higher processing of crude oil.

The most important events in 2006 within the refinery production at PKN ORLEN S.A., included:

1. Processing of a record volume of crude oil at the level of 13,612 thousand tonnes, i.e. 8.3% above the figures recorded in 2005. Processing such an amount was possible due to loading down of all installations. The increased processing resulted directly from market demand and production capacities of Olefin II Installation.
2. Launching of a new Cracking Gasoline Desulphurization Installation in June 2006. The installation allows producing a full range of low-sulphur gasoline, in accordance with the EU requirements on the quality of fuels, which will become binding after 2009. The capacity of the new production unit amounts to 145 tonnes of desulphurised gasoline per hour. The selected technology allows carrying out desulphurization process with a minimum reduction of gasoline octane numbers.
3. Termination in May 2006 of the first stage of modernization of Diesel Oil Hydrodesulphurization VI Installation.

The second stage of works was terminated in October 2006. The aim of the modernization was to prepare the said installation for a more thorough desulphurization of loadings for the production of Diesel oil with the sulphur contents of less then 10 mg/kg. The contract for the modernization, including technological project and supply of equipment was executed with the licensor of the installation, i.e. ABB Lumus.

4. Signing in August 2006 of an agreement with Technip Italy for a technical project, delivery of equipment and materials for the Diesel Oil Hydrodesulphurization VII Installation of a designed production capacity of 2.2 million tonnes of Diesel oil. The urge to build the installation results from the requirements which will enter into force in 2009 and which refer to the requirement of delivery of Diesel oil with the sulphur contents lower then 10 ppm, with an increased level of crude oil processing.
5. Signing in October 2006 of an agreement with Technip for a new Hydrogen Installation of a production capacity of 5 T H2/h (technical project, license and delivery of equipment). The new Hydrogen Installation will produce hydrogen for the purposes of desulphurization of Diesel oil fractions from Diesel Oil Hydrodesulphurization VII and Diesel oil fraction stabilization centre from the Soft Asphalt Hydrodesulphurization Installation in accordance with the EU requirements on the quality of fuels. The installation is planned for opening in the first quarter of 2009.
6. Starting the construction of the Diesel oil fraction stabilization centre from Soft Asphalt Hydrodesulphurization Installation which is designed to denitrate, desulphurise and remove resin, which will increase the possibilities of using the fraction for Ekoterm light heating oil. The centre is planned for opening in the end of 2007.
7. Exchange and extension of the analytical equipment for Gasoline Blending in order to optimize the gasoline composition process and assure an appropriate quality of gasoline.
8. Decision on the Modernization and intensification of Alkylation (HF) Installation. Production capacities after the modernization will reach 280 thousand tonnes per year. The modernization is aimed at reducing environmental risks connected with the AHF technological process by diminishing the level of HF acid within the installation up to a required minimum amount, i.e. 55 tonnes and to improve of technical safety and quality of alkylate, which will make the gasoline composition process more flexible.

Important events within the petrochemical production include:

1. Modernization works at Olefin II Installation and Aromatics Extraction Unit carried out in 2005 resulted in a significant increase of petrochemical production.
2. Decision on the construction of Paraxylene (PX) and terephthalatic acid (PTA) installations in order to make use of the reserve of gasoline resulting from an increased level of crude oil processing after 2009 (approx. 15 million tonnes). The centre is planned for opening in the first quarter of 2009. In April 2006, a contract with Mitsubishi Chemical Engineering Corporation was signed for the license and base project for a production technology of terephthalatic acid. The construction of the installation will commence within the Zakłady Azotowe Anwil S.A. in autumn 2007. The installation with production capacity of 600 thousand tonnes per year of PTA is planned for opening in the fourth quarter of 2010.

2.3 Sales

Net revenue from sales of finished goods, merchandise and raw materials at PKN ORLEN S.A in 2006 amounted to PLN 33,501,034 thousand, which represents 147.0% of the sales revenue generated in 2005. Net revenue from sales of finished goods amounted to PLN 24,391,083 thousand and were higher by 19.5% then in the previous year, whereas net revenue from sales of merchandise and raw materials have reached the level of PLN 9,109,951 thousand, i.e. by 282.9 % more then in 2005.

In 2006, PKN ORLEN S.A. has sold 13,016 thousand tonnes of finished goods and merchandise through the wholesale and retail network, i.e. by 11% more then in 2005.

In the area of refinery products sales, the increased sales of Diesel oil by 845 thousand tonnes (by 23%) and Jet A1 aviation fuel by 31 thousand tonnes (by 8%) were partially compensated by lower sales of gasoline, i.e. decrease by 125.5 thousand tonnes (by 4%) and light heating oil by 297 thousand tonnes (by 19%) recorded in 2006. Sales of refinery finished goods and merchandise reached the level of 11,233 thousand tonnes and was higher by 7% then the sales recorded in 2005.

The sales of petrochemical products have increased by 51% to the level of 1,783 thousand tonnes owing to, among others, opening of new installations in 2006. The products with the highest growth of sales were: ethylene (increase of 264 thousand tonnes), propylene (increase of 166 thousand tonnes), benzene (increase of 52 thousand tonnes) and other petrochemical products (increase of 45 thousand tonnes).

2.3.1 Retail sales

In 2006, retail sales of PKN ORLEN S.A. have risen by 11% as compared to 2005. The main growth factor was the network of the Company's brand gasoline stations. The sales of the brand stations have noted, for the first time since 2004, a positive dynamics and reached a record growth of 15%. Such a high level of sales was due to a full realization of an ambitious investment program (including the introduction to the network of 48 new stations and total refurbishment of 76 stations) and increased effectiveness of the existing stations. In comparable conditions, with regard to sales of the same products at the particular number of fuel stations and after elimination of investment activities, the increase in sales on CODO stations amounted to 10%. The network of Bliska stations has also seen a higher growth of sales then planned, i.e. by 30%.

In connection with a dynamic development of the brand network and franchise network (network entirely controlled by PKN ORLEN S.A.) the negative trend of average sales per station was overcome in 2006. Consequently, average sales per station amounted to 2.3 million liters, which signifies an increase of 10% compared to the previous year. The said ratio significantly outnumbers the ratio of average sales per station of all major competitors by approx. 6 pp.

Sales by quantity (million liters)*	Realization		Variance	
	2006	2005	million liters	%
Gasoline	1,745.2	1,775.5	- 30.3	- 1.7
Diesel Oil	1,971.2	1,637.4	333.8	20.4
LPG	403.1	300.6	102.5	34.1
Total fuels	4,119.5	3,713.5	406.0	10.9

*) Sales through CODO, DOFO, DODO

In 2006 a further increase of Diesel oil and LPG gas share in the general volume of fuels sold was noted. Such changes are in line with retail consumption trends in Poland, i.e. increased consumption of diesel oil and LPG with a simultaneous reduction of demand for gasoline. Due to the maintenance costs, more and more clients buy LPG gas for their vehicles. In addition, PKN ORLEN S.A. has realized an ambitious investment plan in 2006 with respect to the construction of new LPG modules at gasoline stations. Both results had a positive impact of the sales of that fuel.

As a consequence of a number of marketing activities undertaken and active sales at stations, the share of sales of Verva fuel at Premium stations recorded high growth. In December 2006, Verva share in sales exceeded the level recorded in December 2005 by 3.1 pp (it is impossible to compare the whole 2005, as this fuel was not offered in sales throughout the whole 2005).

Margin on the retail sales of fuels in 2006 amounted to PLN 1,095.4 million and was by PLN 160.9 million higher then the margin realized in 2005. Such good result was possible due to the sales of all distribution channels, i.e. CODO, DODO and DOFO stations. Main positive factors having an impact on the fuel margin included: high volume of sales, (i.e. a total impact on margin of PLN 102.1 million), and higher average margin per station within DOFO and DODO channels (total positive impact on the margin by PLN 14.3 million and 21.8 million, respectively). However, the sales of Diesel oil had the biggest impact on the increase in fuel margin.

Positive dynamics of fuel margin resulted mainly from the implementation of the assumptions of the retail sales strategy within the integrated management of all sales channels initiated in 2005, including among others central retail price management procedure, changes to the transfer settlements and synergy relating to the elimination of ineffective decision-making processes.

Fuel margin (PLN million)*	Realisation		Variance	
	2006	2005	PLN million	%
Gasoline	524.7	524.0	0.7	0.1
Diesel oil	483.9	341.1	142.8	41.9
LPG	86.8	69.4	17.4	25.1
Total gross margin of fuels	1,095.4	934.5	160.9	17.2

*) Gross margin on the sales of fuels for CODO, DOFO DODO networks

Margin on the sales of non-fuel products and services increased in 2006 by 17.0% as compared to the previous year and reached the level of PLN 297 million.

The growth of non-fuel margin in 2006 in comparison to figures recorded in 2005 results from the implementation of activities outlined in the retail sale strategy launched in 2005, which focuses on the optimization of merchandise categories within the existing trade conditions and selection of the range of products in accordance with the needs and expectations of customers. Active sales at gasoline stations and implementation of an ambitious plan concerning the development of food corners and construction of car wash sites are also of importance. At present, new formula for category management is being developed, shop visualization prepared and new offer of bistro-bars made, which will certainly bring a positive results in 2007.

Non-fuel margina (PLN million)	Realisation		Variance	
	2006	2005	PLN million	%
Shop margin	256.2	224.5	31.7	14.1
Bistro Bar margin	10.3	3.9	6.4	164.1
Car wash	22.5	16.7	5.8	34.7
Other, including lease	8.1	8.7	- 0.6	- 6.9
Total non-fuel margin	297.0	253.7	43.3	17.1

*) margin on the sale of non-fuel products (shop margin, bistro-bar margin, car-wash margin and margin on other services).

From 2006, PKN ORLEN S.A. calculates its retail sales market share based on information on sales from 100 the biggest retail players. The said sales constitute approx. 70% of the retail sales market. PKN ORLEN S.A. share in the sale of 100 biggest players increased from 37.4% at the end January 2006 to an estimate of 39.6% at the end of 2006.

2.3.2 Wholesale trade

Sales volume (thousand tonnes)	Realization		Variance	
	2006	2005	Thousand of tones	%
Gasoline	1,476	1,579	- 103	- 6.5
Diesel oil	2,824	2,261	563	24.9
Light heating oil	1,266	1,562	- 296	- 19.0
JET A-1 aviation fuel	403	372	31	8.3
Heating oil III	735	624	111	17.8
Sulphur	124	110	14	12.7
Other refinery products	1,196	1,097	99	9.0
Total refinery products	8,024	7,605	419	5.5
Liquid gas	215	235	- 20	- 8.5
Phenol	45	43	2	4.7
Acetone	28	27	1	3.7
Ethylene	509	245	264	107.8
Prophylene	387	221	166	75.1
Glycols	113	90	23	25.6
Ethylene oxide	16	14	2	14.3
Butadiene	62	40	22	55.0

Benzene	115	63	52	82.5
Orthoxylene	20	18	2	11.1
Paraxylene	30	28	2	7.1
Other petrochemical products	243	161	82	50.9
Total petrochemical products	1,783	1,185	598	50.5
Total sales	9,807	8,790	1,017	11.6

The wholesale of refinery products reached the level of 8,023 thousand tonnes and was higher by 5.5% from the figures recorded in 2005. The products with a positive sales dynamics were:

- Diesel oil: despite limited supplies, a significant increase of 25% was recorded, mainly owing to the high quality of the fuel, good price offer and high consumption level;
- Heating oil III: very good stock management adequate to the market conditions (stocking of product in the periods of low/ negative profitability and selling in the remaining periods) allowed minimizing the negative financial result and reaching 18% growth of sales;
- JET A1; significant growth of sales (8%) mainly due to the meeting of the demand caused by increased air traffic.

At the same time, the following products recorded lower sales:

- Gasoline: drop of 6.5% as a result of downward trend in gasoline consumption, attractive alternative of LPG and lack of possibilities to counterbalance the lost sales to Exxon and Conoco Philips (total sales of 180.5 thousand tonnes in 2005);
- Light heating oil: drop of 19% caused by clients switching for alternative sources of energy and plans of introducing the same level of excise tax for LHO as for Diesel oil.

The sales of petrochemical products have increased by 51% owing to the rewamping of Olefin installation, including ethylene (increase of 264 thousand tonnes), propylene (increase of 166 thousand tonnes), benzene (increase of 52 thousand tonnes) and other petrochemical products (increase of 83 thousand tonnes)

2.4 Sales markets and supply sources

In 2006, PKN ORLEN S.A. has continued the process of centralization of supplies to PKN ORLEN S.A. refineries and by virtue of the agreements concluded, it have been delivering crude oil to all its refineries starting from the second quarter of 2006. Deliveries of crude oil to Poland and Czech Republic in the past year were operating without disruptions and according to the agreed schedule. Crude oil purchased by PKN ORLEN S.A. in 2006 was delivered to Płock mainly from Russia (97.5%). Additional purchases of 348,334 tonnes of low-sulphur oil were made in Great Britain (1.2%) and in Norway (0.7%) and also in Poland, i.e. 85,650 tonnes (0.6%). The suppliers of crude oil belong to the group of companies operating on the Russian crude oil market and traders operating on the international crude oil market. In the case of domestic purchases, crude oil is delivered by Polskie Górnictwo Naftowe i Gazownictwo S.A., a company operating on the Polish natural gas upstream market. J&S and Petraco share in the raw materials supply to PKN ORLEN S.A. exceeded 10% of revenues from the total sales in 2006.

In accordance with the concluded agreements, in 2006, PKN ORLEN S.A. has been delivering crude oil to the Czech

Unipetrol holding. The suppliers recruit themselves from the group of companies operating on the Russian crude oil market delivering to Czech Republic and traders operating on the international refinery market. Fisotra's share in the raw materials supply to Unipetrol exceeded 10% of revenues from the total sales in 2006.

In 2006, as in 2005, the group of domestic customers with the biggest share, i.e. over 5%, in the total revenues, including excise tax and fuel charge but exclusive of Vat, was composed of foreign concerns: BP Polska Sp. z o.o., SHELL Polska Sp. z o.o. and a subsidiary, ORLEN PetroCentrum Sp. z o.o. The share in the total revenues from sales of the above-mentioned entities in 2006 was lower then 10%. In the group of domestic customers whose share in the revenues structure exceeds 0.5%, the most significant changes in the period in question refer to the following events:

- increase of the share in total revenues of Basell ORLEN Polyolefins Sp. z o.o. (of 2.2 pp), ORLEN PetroCentrum Sp. z o.o. (of 0.8 pp) and J&S ENERGY S.A. (conclusion of an agreement for contractual deliveries of fuels for the benefit of that partner, no deliveries in 2005).
- lack of sales to Conoco Philips Poland. Sp. z o.o. in 2006 (in 2005, the deliveries to that customer represented a share of 2.9 %).

A comparative analysis of the value structure of sales in 2006, as per domestic customers in 2006 and in 2005 is presented in Enclosure No. 3 to this report.

As regards certain oil-derived and petrochemical products there are dominating customers, however, the share of product sales to individual customers in the total revenues from sales is not significant. The above applies to the following products:

- Evaporated waste – ORLEN Asfalt Sp. z o.o. – 100%;
- Propan-butan gas – ORLEN Gaz Sp. z o.o. – 99%;
- P-21 fraction - ORLEN Oil Sp. z o. o. - 98%;
- Butadiene – Firma Chemiczna Dwory S.A.– 94%;
- Postpyrolysis oil – Warter Sp. z o.o. – 66%.

Minor changes in the structure of the domestic and foreign market share in the total revenues from sales have occurred in 2006 as compared to 2005. The value of export share in the total revenues from sales has slightly fallen from 8.5% to 7.8%.

Sales of crude oil to Unipetrol a.s. represent a significant share in the total revenues from sales in 2006. The share of that merchandise in the total revenues in 2006 amounted to 16.1%.

The structure of sales revenues within the domestic and foreign markets is presented in Note 21 to the Unconsolidated Financial Statements for the year 2006.

2.5 The Company's indebtedness structure

As at the end of 2006, the level of the Company's financial indebtedness increased by PLN 5,208 million as compared to the end of 2005.

The amount of the Company's net financial liabilities according to their maturity and currency in which loans and borrowings, as well cash and its equivalents are denominated, i.e. net debt, as at the end of 2005 and 2006 were as follows:

Specification (in PLN million)	Loans and borrowings		Cash and Cash Equivalents		Net debt	
	2006	2005	2006	2005	2006	2005
According to currency:						
USD	1,252	713	-	-		
EUR	5,338	665	-	-		
PLN	45	26	307	284		
Total	6,635	1,404	307	284		
According to maturity:						
Long-term	3,495	1,374	-	-		
Short-term	3,140	30	307	284		
Total	6,635	1,404	307	284	6,328	1,120

Despite a significant increase of the indebtedness as at the end of 2006, the in the opinion of the Company, the liquidity remains at a safe level. As at 31 December 2006, the following financial resources were available:

- PLN 560 million under short-term loan agreements;
- PLN 3 419 million (i.e. EUR 892 million) million under long-term loan agreements;
- PLN 307 million in cash and cash equivalents.

The Company is a party to 11 credit loan facility agreements, 9 of which are of short-term type and 2 long-term credit facilities.

The Company is a party to a long-term multicurrency credit facility agreement in the amount of EUR 1 billion, granted by a consortium of Polish and foreign banks, signed in December 2005. The term of the agreement is 5 years from its execution with a possibility of extension by two yearly periods, and therefore in December 2006, the Company extended the credit facility by a one-year period. The credit facility can be utilized in four different currencies, i.e. euro, US dollars, Polish zlotys, and Czech coronas. Part of resources granted under this credit facility was used in the first half of 2006 to repay a long-term two-currency credit facility granted by a consortium of banks, granted on the basis of an agreement dating from 2003 and another part was utilized for the acquisition of AB Mazeikiu Nafta shares. The remaining part of the credit facility will be allocated for financing the Company's current operations.

In November 2006, the Company signed two credit facility agreements in view of the acquisition of AB Mazeikiu Nafta. The first agreement was signed with a consortium of eight banks for revolving loan and the other one with a consortium of six banks for a bridging loan. The total limit of both agreements amounts to EUR 1.6 billion. The transaction is the largest financing program in the history of the Company, and also the biggest lump-sum financing transaction ever carried out for the benefit of a Polish entity. It consists of a five-year revolving credit facility, with a possibility of extension by two one-year periods, i.e. an open-end credit available on demand that can be used repeatedly, in the amount of EUR 800 million and a 12-month bridging loan, granted for a period until the launching of the planned emission of Eurobonds, in the amount of EUR 800 million. The funds obtained from the above credit facilities, together with the Company's own resources and undrawn lines of credit assured a sufficient amount for the Company to acquire from Yukos International UK B.V. with its registered office in the Netherlands, and from the Government of the Republic of Lithuania the shares in the Lithuanian AB Mazeikiu Nafta.

After the balance sheet date, a portion of the obtained pool of funds was allocated for another undertaking planned within the aforementioned acquisition, i.e. purchase of shares offered by minority shareholders in response to the mandatory tender offer published by the Company.

The consortium which granted the financing to the Company for the acquisition of the Lithuanian refinery is composed of the following entities: ABN AMRO Bank, Bank Handlowy w Warszawie, The Bank of Tokyo-Mitsubishi, BNP Paribas, ING Bank/ ING Bank Śląski, KBC BANK/Kredyt Bank, Polish branch of Société Générale and UniCredit Group. The support provided by the largest banking institutions guarantees to the Company that financing costs will be advantageous. The bridging loan provides sufficient time for organising the issue of Eurobonds.

When selecting the structure for financing the acquisition in question, the Company made the following assumptions: of minimizing the costs of financing, diversification of investors and optimizing the maturity period of an instrument (tenor) in order to minimize the refinancing risk.

At present, the Company prepares the issue of Eurobonds in cooperation with the banks being party to the bridging loan facility. Funds to be obtained from the issue will be allocated for the repayment of the consortium bridging loan. Eurobond market will be used in order to diversify the investors and extend the tenor of financial liabilities.

Detailed information on maturity dates of loans granted and debt securities issued by the Company are set forth in Note 14 to the financial statements of PKN ORLEN S.A. for the year ended 2006.

2.5.1 Loans. sureties and guarantees

In 2006 a long-term loan facility concluded in the second half of 2005 between PKN ORLEN S.A. and its subsidiary ORLEN Transport Kraków in the amount of PLN 2,700 thousand continued in force. In the period in question, loan instalments have been dully repaid by ORLEN Transport Kraków.

In the second half of 2006, PKN ORLEN S.A. has granted a long-term loan to its subsidiary ORLEN Budonaft for an amount of PLN 7,232 thousand with a final maturity date on 30 November 2008. The loan received by Orlen Budonaft will be allocated for the repayment of debts and for financing of current operations. The amount of the loan will be paid and paid back in instalments. Interest will be calculated in accordance with a floating interest rate determined on market conditions.

The total value of contingent liabilities as at 31 December 2006 increased by PLN 1,424,395 thousand, to the level of PLN 2,329,569 thousand comparing to the end of 2005. The total value of the guarantees and sureties issued at the end of 2006 increased by PLN 1,266,006 thousand, up to a total amount of PLN 1,302,946 thousand, mainly due to payments guarantee in the amount of PLN 1,283,452 thousand. The guarantee had to be deposited to the benefit of SEB, the Lithuanian bank in respect of the mandatory tender offer (MTO) published after the AB Mazeikiu Nafta acquisition. For shares purchased after MTO PKN ORLEN S.A. financed from previously obtained credit facilities, the guarantee was released on 29 January 2007. In 2006 the guarantees issued by PKN ORLEN S.A. for private persons securing the fulfilment of liabilities decreased by PLN 18,929 thousand. Other positions of guarantees changed insignificantly.

Other contingent liabilities at the end of 2006 reached PLN 1,026,623 thousand and increased by PLN 158,389 thousand, mainly due to collaterals submitted in respect of excise tax duty calculated on harmonized goods kept on warehouses under the excise tax suspension procedure.

Detailed information on maturity dates of loans granted and debt securities issued by the Company are set forth in

Note 30 to the financial statements of PKN ORLEN S.A. for the year ended 2006.
As at 31 December 2006 the Company did not grant any loans to managing and supervising persons and their relatives.

2.5.2 Bonds issued

In November 2006, the Company executed the agreement on the bond issue program for the amount of maximum indebtedness of PLN 2 billion with the following banks: Bank BPH, Polska Kasa Opieki, BRE Bank, ING Bank Śląski, PKO Bank Polski and Polish branch of Societe Generale.
Under the above-mentioned agreement, the Company will issue unsecured bearer's bonds. The offer will be directed to institutional investors and will not be offered to public. The information on the intention to issue bonds will not be notified to the publics. The banks will choose those entities from among the investors that they are familiar with to whom they will present the offer. The offer may be presented to a maximum of 99 investors. Under the program, deferred interest bonds (zero-coupon bonds) and interest-bearing bonds (with a coupon) will be issued. The deferred interest bonds will be issued with a discount for a term of 7 days to 1 year. Fixed interest rate or floating interest rate will be calculated on the interest-bearing bonds with a maturity period from 1 to 7 years. The program is a multicurrency issue program, i.e. the issues may be denominated in the following four currencies: Polish zloty, euro, US dollar and Czech corona, which will allow for issues to be directed to foreign companies from the PKN ORLEN Capital Group.
Funds obtained under the issue can by allocated by the Company for any business-related purpose, both ongoing operations and investing activities. Under the program, the Company is allowed to divide the issue into blocks and additionally determine dates on which they will be released. It gives an opportunity to manage the funds with which the Company intends to finance its ongoing operations. The issues made under the program make it possible to finance working capital at an attractive cost, diversify the sources of the Company's financing, and optimise liquidity management in companies belonging to the PKN ORLEN Capital Group.
After the balance sheet date, in February 2007, the Company has issued 5-year bonds in the amount of PLN 750 million.

2.5.3 Cash management

Efficient management of cash flow between its bank accounts is of high importance for the Company. From February 2001, a cash pooling system has been introduced within the Capital Group. As at 31 December 2006, the Company was using cash-pooling systems for Polish zloty three at banks (in addition to the Company, 28 companies from the Capital Group are covered by cash pooling system in PLN) and foreign currency cash-pooling system at one bank (in addition to the Company, two companies from the Capital Group are covered by the foreign currency system). Activities aiming at covering by the system those companies from the Capital Group in which the Company has a dominating position are in process.
In its day-to-day operations, the Company uses comprehensive services of highly credible banks, with a considerable equity capital and strong market position, which have gained extensive expertise in cash management on the Polish and foreign markets. This approach has made it possible for the Company to reduce costs of banking services and

improve the structure of banking services, and finally, to cover the companies from the Capital Group by a uniform banking services system and centralized cash management system. Further activities aiming at better integration and improved conditions of banking services for all companies from the Capital Group are still being discussed.

Available cash, secured sources of financing and high borrowing power secure all short-term financial needs in connection with the capital and property investments.

The Company aims to further optimize the financing within the whole PKN ORLEN Capital Group through the introduction of segment management system, consisting of:

- cash management, liquidity planning and securing;
- obtaining financing, issuing guarantees and opening letters of credit;
- trade credit and debt enforcement management;
- financial risk management;
- insurance of transaction risk.

2.5.4 Financial instruments

Financial results of the companies belonging to the Company may fluctuate due to changes of various market factors, in particular, product quotations, exchange rates and interest rates. PKN ORLEN S.A. manages the risk to which it is exposed, limits the fluctuation of future cash flow and controls potential economic loss resulting from changes of market factors. The policy and strategy of using derivatives is determined and monitored by the Management Board. The realization of the adopted by the Management Board policy is supervised by PKN ORLEN S.A. financial risk committee

In January 2006, the Management Board of PKN ORLEN S.A. has approved the revised market risk management policy and set forth fixed parameters for the level of necessary hedging, its time span and financial instruments used. The policy adopted by PKN ORLEN S.A. provides for a hedging up to 50% of exposure to foreign currency rates fluctuations. Cross-currency interest rate swap and foreign currency forward contracts were the instruments most commonly used for the implementation of the said policy.

The sources of foreign exchange risk to which PKN ORLEN S.A. is exposed include: raw material purchase transactions, sale of refined and petrochemical products, property and capital investments index-linked to foreign currencies or denominated in other currencies then the functional currency of PKN ORLEN S.A., as well as credits and loans drawn and cash held in foreign currencies.

In 2006, the portfolio of PKN ORLEN S.A. included cross currency interest rate swap (EUR/ PLN) instruments securing revenues from the sale of petrochemical products concluded in 2003, and thus the Company has significantly limited the fluctuations of the revenues from the sale of the above-mentioned group of products. The above-mentioned transactions were settled in 2006.

In accordance with the revised market risk management policy, PKN ORLEN S.A. has engaged in a systematic hedging of the net operational exposure in EUR and USD. The exposition referred to above are hedged by forward foreign currency contracts. In the event of the instruments contracted and settled within the same quarter the hedge accounting was not applied. However, hedge accounting was used in relation to the remaining group of instruments.

In September 2006, the Management Board of PKN ORLEN S.A. approved the revised policy on the interest rate risk management. The revised policy sets forth IaR parameters (Interest at Risk) and fixed-to-floating rate basis as tools for managing interest rate risk. Hedging of interest rate risk is based on the identification of cash flows exposed to interest rate fluctuations, resulting from the Company's current map of exposure to risk.

Hedging transactions are referred to in the financial report on the side of financial assets or financial liabilities at fair value. As at 31 December 2006, fair value amounted to PLN 28.7 million, whereas the effective portion of the hedging is recorded at hedging reserve, and the non-effective portion of the hedging in the income statement. Flows resulting from the settlement of instruments hedging net operational risk exposure EUR/PLN and USD/PLN in 2006 amounted to PLN 126.6 million.

In connection with the execution of the agreement on the acquisition of shares in AB Mazeikiu Nafta with Yukos International UK B.V. and the Lithuanian Government, financed in majority with credit facilities denominated in euro, since August 2006, PKN ORLEN S.A. has been concluding forward contracts for the sale of EUR and purchase of USD necessary for the settlement of the transaction. Hedge accounting rules were not applied with respect to the above-mentioned group of instruments. Due to a decrease of USD exchange rate in November and December, the final settlement of the instruments resulted in a loss in the amount PLN 104.1 million.

The executed hedging transactions are aimed at stabilizing financial results and minimizing market risks to which the Company is exposed, and therefore do not bear the characteristics of speculative transactions and are not entered into with a view of making profit. PKN ORLEN S.A. values derivates at fair value with the use of financial instrument valuation models using the generally available data from active markets.

Risk management process is carried out based on implemented procedures and operation of the Risk Committee which monitors the Company's exposure to risk, as well as the contents of the portfolio of hedge transactions.

2.6 Changes to the financial assets of PKN ORLEN S.A.

As at 31 December 2006, Polski Koncern Naftowy ORLEN S.A. (PKN ORLEN S.A.) held directly or indirectly shares in the following companies, which it controls, jointly controls, or the operation of which it considerably influences:

- 114 subsidiaries;
- 4 jointly controlled companies;
- 22 associate companies.

As compared to the data recorded as at the end of 2006, the number of subsidiaries, jointly controlled entities, as well as associate companies of the Capital Group has decreased from 157 to 140.

Major changes in structural and capital relations within the PKN ORLEN S.A. Capital Group in 2006 and until the preparation of this report refer to the following events:

- on 2 January 2006, the acquisition by ORLEN Centrum Serwisowe Sp. z o.o. with its registered office in Opole (the bidder) of the following businesses (the target companies) was registered:
  - Serwis Mazowsze Sp. z o.o. with its registered office in Warsaw;
  - Serwis Nowa Wieś Wielka Sp. z o.o. with its registered office in Nowa Wieś Wielka,

  by way of transfer of all assets of the target companies to ORLEN Centrum Serwisowe Sp. z o.o. (combination by way of acquisition).

In connection with the aforementioned, the articles of association of ORLEN Centrum Serwisowe Sp. z o.o. were amended as regards the increase of the company's share capital, consisting in the increase of the company's share capital from PLN 6,759 thousand to PLN 6,818 thousand, i.e. by the amount of PLN 59 thousand. The shares in the increased share capital of the nominal value of PLN 50 each were subscribed to by the current shareholders of the target companies.

As a result of the above increase of the share capital of ORLEN Centrum Serwisowe Sp. z o.o., PKN ORLEN S.A. participation of 96.65 % decreased to 95.82%.

With the registration of the said combination of businesses of ORLEN Centrum Serwisowe Sp. z o.o. with Serwis Mazowsze Sp. z o.o. and Serwis Nowa Wieś Wielka Sp. z o.o, the target companies were stricken off the register.

- On 16 February 2006 an increase of the share capital of ORLEN Powiernik Sp. z o.o. from PLN 25 thousand to PLN 50 thousand was registered. The shares in the increased share capital were subscribed to by the sole shareholder, i.e. PKN ORLEN S.A.

- The Guaranteed Sale Agreement for the sale of 165,924 shares in AWSA Holland II B.V., i.e. a company incorporated under the laws of the Netherlands, to the benefit of Kulczyk Holding was signed on 27 February 2006. The shares being disposed of by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V. In consideration for the stake of shares in AWSA Holland II B.V., Kulczyk Holding has paid an amount of PLN 73,007 thousand by wire transfer to the bank account of PKN ORLEN. On 7 June 2006, PKN and Kulczyk Holding have executed the Agreement on the Disposal of Shares, by virtue of which the ownership to 165,924 shares in AWSA Holland II B.V., i.e. the company incorporated under the laws of the Netherlands, to the benefit of Kulczyk Holding. The transaction was completed due to the fulfillment of the condition precedent (with binding effects) set forth in the Sale Agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding in the form of the Guaranteed Sale Agreement in execution of the obligations resulting from the Additional Agreement, concluded on 14 November 2002. The shares sold by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V. Consequently, after the completion of the transaction, PKN ORLEN does not hold any shares in AWSA Holland II B.V.

- On 23 February 2006 an increase of the share capital of Płocki Park Przemysłowo – Technologiczny S.A. (PPPT) by the amount of PLN 7,231 thousand from PLN 8,230 thousand to the amount of PLN 15,461 was registered; the increase was carried out through a private issue of 723,043 registered shares preferred as to their voting rights, giving right to 2 votes per one share of C issue, intended for the existing promoter shareholder, i.e. PKN ORLEN S.A. On 16 March 2006, an increase of the share capital of PPPT from PLN 15,461 thousand to PLN 25,461 thousand was registered. The increase was carried out through a private issue of 1,000,000 D series registered shares preferred with respect to voting rights, giving right to 2 votes cast per one share of a par value of PLN 10 each, intended in equal parts of 500,000 shares for the existing promoter shareholders of the company, i.e. the City of Płock and PKN ORLEN S.A. each.

On 31 August 2006 another increase in the share capital from the amount of PLN 25,461 thousand to the amount of PLN 50,461 thousand was registered. The increase was carried out through an issue of 2,500 thousand registered shares preferred as to the voting rights, giving right to 2 votes cast per 1 share, of a par value of PLN 10 each, intended in equal parts of 1,250 thousand shares for the promoter shareholders, i.e. the City of Płock and PKN ORLEN each. All of the newly issued shares were subscribed for in cash. As a result of the increase in the share capital, PPPT has the following capital structure:

- the City of Płock, as the promoter shareholder, holds PLN 25,230 thousand, constituting 50% of the share capital;
- PKN ORLEN, as the promoter shareholder, holds PLN 25,230 thousand, constituting 50% of the share capital.

- On 16 March 2006, the District Court in Warsaw has registered a company under the registered name of ORLEN Administracja Sp. z o.o. with its registered office in Płock. All of the 3,000 shares representing 100% of the share capital in the above-mentioned company were subscribed for by PKN ORLEN S.A. The shares subscribed to were paid for by PKN ORLEN S.A. in cash, i.e. PLN 1,500 thousand.
- On 20 March 2006 PKN ORLEN S.A. has acquired from BGW Sp. z o.o. with its registered office in Poznań a stake of 8,549 shares in ORLEN PetroZachód Sp. z o.o. against the payment of PLN 21,012 thousand with a reservation that a potential price correction to increase the purchase price cannot exceed PLN 3,000 thousand. The price adjustment is conditioned upon the fulfillment of condition precedent, as set forth in the Agreement. The shares acquired represent a share of 48.17% in the share capital of ORLEN PetroZachód Sp. z o.o. Consequently, PKN ORLEN S.A. has become the sole shareholder in ORLEN PetroZachód Sp. z o.o.
- On 21 March 2006, sales of 13,449 shares in SAMRELAKS Mąchocice Sp. z o.o. with its registered office in Mąchocice Kapitulne, constituting 100% of its share capital for the total amount of PLN 4,000 thousand. The book value of the shares recognized in PKN ORLEN S.A. books as at 31 December 2005 amounted to PLN 2,505 thousand.
- ORLEN Upstream Sp. z o.o. with its registered office in Warsaw was registered with the District Court for the capital city of Warsaw on 26 April 2006. PKN ORLEN S.A. has subscribed to 100 shares in the newly created company, which represented 100% of the share capital, of the nominal value of PLN 500 each share, giving right to 100% votes cast at the shareholders' meeting. The shares subscribed to in that way were paid for by PKN ORLEN S.A. in cash in the amount of PLN 50 thousand. The main business activities of ORLEN Upstream Sp. z o.o. include oil mining, gas mining, as well as geological activity, and prospecting and researching oil and gas.
- On 2 June 2006, the merger of ORLEN Transport Kraków Sp. z o.o. (the „bidder") with the subsidiary, i.e. RafTrans Sp. z o.o. (the „target company") was registered. It was carried out by way of transfer of all RafTrans Sp. z o.o. assets to the benefit of ORLEN Transport Kraków Sp. z o.o. (combination by way of acquisition). Due to the fact that ORLEN Transport Kraków Sp. z o.o. has held 100% of shares in RafTrans Sp. z o.o., the said combination took place without an increase of the Bidder's share capital;
- Transfer of 173,830 ordinary shares in Zakład Budowy Aparatury S.A. ("ZBA") with its registered office in Płock,

of the nominal value of PLN 100 each, representing 96.57% of the share capital of ZBA S.A. and 96.57% of votes cast at ZBA shareholders' meeting, for a total price of PLN 15,888 thousand i.e. PLN 91.40 per single share, where:

- a number of 52,149 shares were transferred to the benefit of PETRO Remont Sp. z o.o. against the payment of PLN 4,766 thousand;

- a number of 52,149 shares to the benefit of PETRO Mechanika Sp. z o.o. against the payment of PLN 4,766 thousand;

- a number of 52,149 shares to the benefit of PETRO EnergoRem Sp. z o.o. against the payment of PLN 4,766 thousand;

- a number of 17,383 shares to the benefit of PETRO Eltech Sp. z o.o. against the payment of PLN 1,589 thousand.

The transaction was carried out on 25 July 2006. As a result of the transaction, PKN ORLEN S.A. does not hold any shares in ZBA S.A.

- On 9 August 2006, the District Court for the capital city of Warsaw has registered a company under the business name ORLEN Prewencja Sp. z o.o. with its registered office in Płock. PKN ORLEN S.A. has subscribed to 3,000 shares constituting 100% of the share capital of ORLEN Prewencja Sp. z o.o., of the nominal value of PLN 500 each share, representing 100% of votes cast at the shareholders meeting. The shares subscribed to were paid for by PKN ORLEN S.A. in cash in the amount of PLN 1,500 thousand. The object of activity of ORLEN Prewencja Sp. z o.o. includes activities consisting in providing security and proper sanitation conditions at work place, fire protection, protection of people and environment protection.

- On 22 August 2006, a company under the business name ORLEN Księgowość Sp. z o.o. with its registered office in Płock was registered. PKN ORLEN S.A. has subscribed to 5,000 shares in the newly created company representing 100% of the share capital of the nominal value of PLN 500 each share, constituting 100% of votes cast at the shareholders meeting. The shares subscribed to were paid for by PKN ORLEN S.A. in cash in the amount of PLN 2,500 thousand.

- On 13 September 2006 ORLEN GAZ has acquired a stake of 15,000 shares in ORLEN PetroGaz Wrocław, representing 48.39% of the share capital of ORLEN PetroGaz Wrocław, of nominal value of PLN 100 per each share, constituting 48.39% of votes cast at the shareholders meeting. The shares subscribed to were paid for by ORLEN GAZ in cash in the amount of PLN 930 thousand.

- On 19 September 2006, the District Court for the capital city of Warsaw registered the increase in the share capital of ORLEN Eko Sp. z o.o. through an issue of 40,000 new, equal and undivided shares of PLN 500 each, of the total value of PLN 20,000 thousand. After the registration of the increase, the share capital of ORLEN Eko Sp. z o.o. amounts to PLN 22,000 thousand. All of the newly issued shares were subscribed for in cash by PKN ORLEN S.A. in the amount of PLN 20,000 thousand.

- On 16 October 2006, PKN ORLEN S.A. with Firma Chemiczna "DWORY" S.A. has drawn up articles of association of ETYLOBENZEN Płock Sp. z o.o. The share capital of ETYLOBENZEN Płock Sp. z o.o. amounts to PLN 12,000 thousand and is divided into 1,200 equal and undivided shares of PLN 10,000 each. PKN ORLEN

S.A. subscribed to 612 shares in ETYLOBENZEN Płock Sp. z o.o. for a total amount of PLN 6,120 thousand, representing 51% of the share capital and giving right to 51% votes cast at the company's Shareholders Meeting. Shares acquired by PKN ORLEN S.A. were paid for in cash in the amount of PLN 5,850 thousand and covered by in-kind contribution in the amount of PLN 270 thousand.

- Registering in the Registrar of Companies Malta Financial Services Authority of the following entities:
  - ORLEN Holding Malta Limited with its registered office in Silema, Malta as of 13 November 2006;
  - ORLEN Insurance Ltd with its registered office in Sliema, Malta as of 16 November 2006.

  PKN ORLEN S.A. subscribed to shares in the above companies in the following manner:

  - 201 shares in ORLEN Holding Malta Limited of a nominal value of USD 25 thousand representing 99.5% of all Orlen Holding Malta Limited shares. 1 share in Orlen Holding Malta Limited of a nominal value of USD 25 thousand was subscribed to by Unipetrol a.s. The shares were subscribed for by PKN ORLEN S.A. in cash in the amount of USD 5,025 thousand.
  - 1 share in Orlen Insurance Ltd of the nominal value of USD 1. The remaining 4,999,999 shares of a nominal value of 1 USD per each share were subscribed to by Orlen Holding Malta Limited. The share was subscribed for by PKN ORLEN S.A. in cash in the amount of USD 1, whereas Orlen Holding Malta Limited covered the shares subscribed to in cash in the amount of USD 4,999,999.

  The value of shares purchased by PKN ORLEN S.A. in Orlen Holding Malta Limited amounts to USD 5,025 thousand, whereas the value of shares purchased by PKN ORLEN S.A. in Orlen Insurance Ltd amounts to USD 1 in the books of PKN ORLEN S.A.,

  Main objectives of the companies' activity include as follows:

  - Orlen Holding Malta Limited, *inter alia*, investment activities and holding shares in other entities, companies, joint-ventures, consortia and syndicates;
  - Orlen Insurance Ltd, *inter alia*, conducting insurance activity within property insurance of the PKN ORLEN S.A. Capital Group.
- On 15 December 2006, the acquisition by PKN ORLEN S.A. of 596,834,352 shares in AB Mazeikiu Nafta from Yukos International UK B.V. with its registered office in the Netherlands and from the Government of the Republic of Lithuania was settled. The nominal value of a single share in Mazeikiu Nafta amounts to LTL 1. Shares in Mazeikiu held by PKN ORLEN S.A. represent 84.36% of the share capital of AB Mazeikiu Nafta and give right to 596,834,352 votes cast at the General Meeting of Shareholders, which represents 84.36% of the total votes cast at the General Meeting of Shareholders. The price for the shares in Mazeikiu purchased from Yukos International amounted to USD 1,492,000,000, whereas an amount of USD 851,828,900.31 was paid for the shares purchased from the Government of the Republic of Lithuania. The value of shares in Mazeikiu acquired by PKN ORLEN S.A. was recognized in PKN ORLEN S.A. books at cost i.e. in the purchase price, including costs of transaction.
- On 5 March 2007, an increase of the share capital of Płocki Park Przemysłowo-Technologiczny S.A. (PPP-T) by the amount of PLN 2,978.7 thousand from PLN 50,460.9 thousand to the amount of PLN 53,439.5 thousand was registered. The increase of PPP-T share capital was carried out through an issue of 297,868 new shares of F Series of a nominal value of PLN 10, each. F series shares are registered and preferred as to their voting rights, giving right to two votes per one share, intended for subscription in equal amounts for the existing shareholders,

i.e. 148,934 shares for PKN ORLEN S.A. and 148,934 shares for the City of Płock. As a result of the increase in the share capital, PPP-T has the following capital structure:

- the City of Płock holds a share of PLN 26,719.8 thousand constituting 50% of the share capital;

PKN ORLEN holds a share of PLN 26,719.8 thousand, constituting 50% of the share capital.

2.7 Income statement

2.7.1 Revenues

In 2006, PKN ORLEN S.A. has generated total sales revenues, i.e. revenues from sales of finished goods, merchandise and raw materials, in the amount of PLN 33,501,034 thousand, which is by 47.0% more than in a corresponding period of 2005. The increase of the value of sales resulted from an increase in the volume of sales of the Company's finished goods by 11.4% (incl. increase in the volume of sales of light products by 5.4%, ethylene by 107.6%, propylene by 75.0%) and high crack margins from quotations of fuels on world markets (i.e. increase in margins from quotations of gasoline by 17.3%, diesel oil by 12.0%, Ekoterm by 14.6% and Jet-A aviation fuel by 14.6% in comparison to 2005). Additionally, the resale of crude oil to Unipetrol against the amount of PLN 5,396 million resulted in an increase in the revenues from sales of merchandise and raw materials by 282.9% compared to 2005.

2.7.2 EBIT

Gross profit on sales of the PKN ORLEN S.A. in 2006 amounted to PLN 4,058,331 thousand and was lower by 22.2% in comparison to the gross profit on sales generated in 2005. The decrease in the gross profit from sales arose from the increase in the cost of finished goods, merchandise and raw materials by 67.5%, including especially costs of crude oil by 22.0%. Moreover, the cost of processed crude increased in 2006 due to the decrease in Ural to Brent differential from /-4.15/ to /-3.91/ USD/bbl. At the same time, the decrease in margins on Diesel oil by 9.7% and Ekoterm by 4.2% in 2006 as compared to 2005 had a negative impact on the result. However, margins on gasoline and JET A-1 aviation fuel have increased by 11.2% and 2.3%, respectively. The implementation of OPTIMA operating costs reduction program has had a very significant impact on the Company's result in 2006: it generated savings of PLN 299 million in 2006. It represents 103.5% of the 2006 target that was set at the level of 289 million. In 2006, the Company recorded an increase in the volume of wholesale trade and retail sales (gasoline, Diesel oil, Ekoterm, Jet A-1 aviation fuel) by 3.4% and 10.9%, respectively. Moreover, a significant rise of 17.1% was recorded in 2006 with respect to margins on the sale of non-fuel products and services. It arises from the pursuance of activities focused on the optimization of merchandise categories within the terms and conditions of trade and selection of the range of products in accordance with client needs expectations.
In 2006, the Company has incurred loss on other operating activities in the amount of PLN (-) 50,186 thousand, i.e. by

PLN 455,448 thousand less than in 2005. Such significant disproportions stemmed from the recognition of business risk provision of PLN 312,164 thousand and restructuring provision in the amount of PLN 166,000 thousand in other operating costs of 2005. In 2006, profit from operations (EBIT) amounted to PLN 2,001,006 thousand and was lower by 25.7% than the profit from operations generated in the prior year.

2.7.3 Net financial revenues and expenses

In 2006, the net financial revenues and expenses amounted to PLN 601,223 thousand, and were by PLN 136,331 thousand higher then the profit from financial activity generated in 2005. Financial revenues in 2006 amounted to PLN 891,903 thousand and increased by PLN 236,922 thousand in comparison to 2005. The increase in the revenues resulted from, *inter alia*, the receipt of dividends in the total amount of PLN 579.6 million, compared to 177.3 million in 2005, including PLN 461 million paid by Polkomtel and PLN 51 million paid by ORLEN Asfalt, and in connection with the excess of foreign exchange gains over the losses in the amount of PLN 150 million. At the same time, the Company recorded in 2006 an increase in financial costs by PLN 100,591 thousand as compared to 2005, which was mainly due to higher interest expense (increase by PLN 45,895.5 thousand) and increase in derivatives valuation expense by PLN 111.634.0 thousand.

2.7.4 Profit before tax. income tax expense and net result

In 2006, PKN ORLEN S.A. has generated profit before tax of PLN 2,602,229 which was a decrease of 17.6 % in comparison to 2005. The increase in profit before tax was accompanied by a decrease in income tax expense by 36.3%. The effective tax rate deteriorated by 5 percentage points and equaled 15% in 2006. The deterioration was primarily due to the tax paid with regard to dividends received, that amounted to PLN (-) 110,096 thousand in 2006 whereas it amounted to PLN (-) 33,686 thousand in 2005.

In 2006, the Company has generated net profit in the amount of PLN 2,199,876 thousand, which was lower by 13.0% compared with the result in the previous year.

2.8 Balance Sheet

2.8.1 Total assets

As at 31 December 2006, total assets of PKN ORLEN S.A. amounted to PLN 27,471,879 thousand and increased by PLN 8,260,881 thousand, i.e. by 43.0% in comparison to total assets recorded as at 31 December 2005. Property, plant and equipment constitute the main caption, amounting to 69.1% of total assets (compared to 62.1% as at 31 December 2005). With respect to equity and liabilities, equity has the highest share, standing for 54.6% of total equity and liabilities (compared to 67.0% as at 31 December 2005). When comparing certain balance sheet items as at the end of 2006 and end of 2005, the following issues should be brought to the attention:

- increase in non-current assets by 59.3% to the level of PLN 18,996,554 thousand as a result of an increase in shares held in subsidiaries by 175.6%, i.e. acquisition of Mazeikiu against the price of PLN 6,759.7 million,

- increase in current assets by PLN 1,186,189 thousand, i.e. by 16.3%, to the level of PLN 8,474,447 thousand. It was stimulated by an increased level of trade and other receivables caused by increase in product prices, i.e. an increase of PLN 749,531 thousand. Moreover, the increase in current assets resulted from growth of inventories by PLN 494,673 thousand caused by bigger volume of crude oil inventories, bigger quantity of finished product stock and the increase in crude oil and finished products unitary prices,
- increase in equity by PLN 2,144,883 thousand to the level of PLN 15,009,586 thousand resulted primarily from the net profit generated by the Company in the course of 2006. The dividend for 2005 was not paid in 2006,
- increase in long-term liabilities by PLN 1,947,064 thousand to the level of 4,249,852 thousand arose in connection with an increased level of interest-bearing loans and borrowings drawn, i.e. by 2,121,465 thousand,
- increase in short-term liabilities by PLN 4,168,934 thousand to the level of PLN 8,211,563 thousand resulted mainly from an increase in liabilities stemming from interest-bearing loans drawn, i.e. by PLN 3,109,835 thousand, and trade and other liabilities and accrued expenses by PLN 1,020,359 thousand.

2.8.2 Net financial indebtedness

As at the end of 2006, the level of long-term and short-term interest-bearing loans and borrowings and debt securities issued amounted to PLN 6,635,472 thousand and was higher by PLN 5,231,300 thousand in comparison to the level recorded at the end of 2005. The net financial indebtedness as at 31 December 2006 (calculated as interest-bearing loans and borrowings and issued debt securities less cash and cash equivalents less short-term securities) increased by PLN 5,207,494 thousand to the level of PLN 6,328,157 thousand in comparison to the figures recorded as at 31 December 2005. The net financial indebtedness ratio increased due to an increase of the level of short-term and long-term loans for financing the acquisition of Mazeikiu. The increase in net financial indebtedness has led to the growth of the Company's financial debt to equity ratio (interest-bearing loans and borrowings and debt securities less cash and cash equivalents less short-term securities, to equity) to the level of 42.2% as at the end of 2006 compared to 8.7% as at the end of 2005.

2.9 Cash Flow Statement

2.9.1 Operating activities

In the year 2006, net cash flow from operating activities amounted to PLN 1,859,752 thousand and was lower by 19.6% than analogous cash flow recorded in 2005.

The most important factors which have influenced the level of cash flows from operating activities in 2006 included the following:

- net profit increasing the level of cash by PLN 2,199,876 thousand;
- depreciation and amortization at the level of PLN 901,548 thousand compared to PLN 893,043 thousand in 2005;
- increase of inventories by PLN 494,673 thousand compared to an increase by PLN 1,399,088 thousand in 2005;
- increase in trade and other liabilities and accrued expenses by PLN 907,731 thousand, compared to an increase

of the same by PLN 898,521 thousand in 2005;

- increase in receivables by PLN 948,316 thousand compared to an increase by PLN 619,755 thousand in 2005.

As at 31 December 2006, the net working capital (current assets less short-term liabilities) amounted to PLN 262,884 thousand, as compared to the level of the same at PLN 3,245,629 thousand as at 31 December 2005. This resulted from a stronger growth of interest-bearing loan liabilities in relation to growth of current assets.

2.9.2 Investing activities

The level of cash flow from investing activities was shaped by higher costs connected with the acquisition of shares. The increase of investing activities-related expenditures in 2006 was mainly due to the acquisition of shares in Mazeikiu against the amount of PLN 6,759.7 million, whereas in 2005 the expenditure for investments in associates amounted to PLN 1,802 million and referred to the acquisition of Unipetrol a.s. The net cash flows from investing activities in 2006 amounted to PLN (-) 6,945,423 thousand, whereas in 2005 it reached the level of PLN (-) 1,319,192 thousand.

2.9.3 Financing activities

In 2006, the net cash flow from financing activities amounted to PLN 5,109,647 thousand, whereas in 2005 the same amounted to PLN (-) 995,273 thousand. The level of net cash from financing activities in 2006 as compared to 2005 is featured in by higher proceeds from long and short-term interest-bearing loans and borrowings, i.e. increase by PLN 6,383,688 thousand and similarly, higher outflows related to the repayment of the latter, i.e. by PLN 1,172,694 thousand. At the same time, there were no dividends paid in 2006, whereas in 2005 PLN 911,020 thousand was distributed as dividend

2.10 Employment

As at the end of 2006, there were 4,780 persons employed at the Company, which means a decrease by 589 employees compared to the level recorded as the end of 2005. The employment has fallen mainly due to the restructuring of the Company and natural changes of the personnel.

2.11 Publication of the financial result forecast

PKN ORLEN S.A. did not publish any forecasts of financial results concerning 2006. Changes introduced in relation to the financial data published in condensed financial statements on 1 March 2007 that have had an impact on the financial result and equity are referred to in the note 37 to the Company's unconsolidated financial statements.

2.12 Projected financial standing

The following factors should be considered at the assessment of the future financial standing of the Company:

- fluctuations of crude oil prices which have an impact on expenses incurred by the Company and result in considerable fluctuations in margins realized on particular products;
- fluctuations in prices of finished products on global markets, which shape prices of fuel and level of margins through an import parity;
- trends of fuel consumption in Poland which are conditioned by the dynamics of economic growth and unemployment ratio;
- fluctuations of foreign exchange rates which could have an impact on the costs of external financing, crude oil purchase costs and purchases of other raw materials denominated in foreign currencies, as well as fluctuations in prices, margins and inland premium;
- economic benefits achieved due to the continued and newly-introduced optimization programs, i.e. Development of Retail Sales in Poland Plan for years 2005 to 2009, Restructuring of the wholesale trade, Logistics development plan for the years 2006 to 2009, SAP Oil&Gas Central Operating System, as well as benefits from the implemented cost-cutting and effectiveness-oriented programs, including OPTIMA Operating Costs Reduction Program, BONUS Project and Partnership Program;
- fiscal policy adopted by the State as regards the Act on biocomponents and liquid biofuels and the decree on the exemption from excise duty;
- further increase of PKN ORLEN S.A. indebtedness (Bond Issue Program) in connection with, *inter alia*, the acquisition process of Mazeikiu, planned restructuring process of the Lithuanian refinery and integration of both companies.

III. MAJOR ACHIEVEMENTS IN RESEARCH AND TECHNOLOGICAL DEVELOPMENT

In 2006, PKN ORLEN S.A. carried out a number of studies relating to the development of new product technologies, improvement of the quality of products manufactured, and reduction of production impact on environment. PKN ORLEN S.A. does not carry out any R&D activities on its own; those are subcontracted to external institutions, such as research centers and institutes, universities and polytechnics, and business entities carrying out R&D activity.
The most important studies and developments at PKN ORLEN S.A. within the scope of R&D in 2006 include as follows:

- „Development of a technology for the production of heavy heating oil with low sulphur content in consideration of the new technological conditions" performed by the Institute of Petroleum Processing in Cracow.
- "Examination of microbiological purity of light heating oil and Diesel oil kept in tanks within Płock refinery and within the distribution system of PKN ORLEN S.A." carried out by the Institute of Petroleum Processing in Cracow.
- "Modification of the Unit for Treating and Neutralizing of Used Lye and suggesting other possible measures and solutions for recycling the product of used lye". Study performed by The Institute of Chemistry at the Warsaw University of Technology in Płock.
- "Comparative study of four types of diesel oil with respect to emission of harmful fume compounds, fuel consumption and characteristic parameters of engine operation" carried out by the Automotive Research and Development Center "BOSMAL" Bielsko – Biała.
- "Evaluation of selected features of Diesel oil containing 5% (V/V) FAME, methyl esters of fatty acids, produced in PKN ORLEN S.A." performed by the Institute of Petroleum Processing in Cracow.
- "Comprehensive analysis of REBCO crude oil" carried out by the Institute of Petroleum Processing in Cracow.
- "Increasing the reserve of Ekodiesel oil and/ or Ekoterm heating oil by changing the manner of recycling of post-pyrolysis oil fraction," carried out by the R&D Centre for Refinery Industry in Płock.
- "Modification of 1-E-10 air capacitor at Hydrocracking installation in order to protect it against freezing of condensate water in the pipes" carried out by the Warsaw University of Technology; Civil Engineering, Mechanics and Petrochemistry Faculty; Civil Engineering Institute.
- "Development of a system protecting the soil against penetration of oil products and detecting leakage in warehousing tanks with single bottom and without leak-proof foundations" carried out by the Warsaw Institute Technology, Faculty of Materials Science and Engineering in Warsaw.
- „Evaluation of the risk concerning the presence of pyrophoric substances in PKN ORLEN S.A., including an inventory of required preventive measures" carried out by The Main School of Fire Science in Warsaw.

IV. DESCRIPTION OF FACTORS CRUCIAL FOR THE DEVELOPMENT OF THE CAPITAL GROUP

The most important factors that have conditioned the development of PKN ORLEN S.A. in the course of 2006 include:

- **Revision of PKN ORLEN S.A. development strategy.**

In January 2006, PKN ORLEN S.A. has revised the strategy for the years 2006 - 2009 which maintains the objective of activities aiming at improving the efficiency, however, with a special emphasis on the enhancement of the core business on domestic markets and monitoring of development opportunities on new markets, including the area of mergers and acquisitions in the following years.

The most important assumptions of the revised development strategy of PKN ORLEN S.A. include as follows:

1. Financial goals to be reached in 2009, provided the level of macro-economic conditions recorded in 2004:

• EBITDA	PLN 10 billion
• annual average CAPEX rate in the amount of	PLN 3.4 billion
• ROACE ratio forecast at a minimum level of	18.5%
• financial gearing at the approx. level of	30-40%

2. Establishment, in April 2006, of ORLEN Upstream Sp. z o.o., whose main activities are analysis of acquisition possibilities of crude oil reserves and reaching its own raw materials base. As a result, it will be possible for the Company to mark a significant increase of the market value and improve its advantageous market position. The strategy of upstream segment development has been divided into two stages: 1st stage until 2009 and the 2nd stage until 2015. The required capital expenditures have been estimated at an annual amount of USD 130 million in the period from 2007 to 2009, and an annual amount of USD 438 million in the subsequent five-year period.

3. The rate of dividend to be paid is conditioned on the engagement in mergers and acquisitions and maintenance of the most advantageous capital structure. The implementation of this guideline is planned for the year 2007, in order to cover the dividend to be paid for 2006. The objective of the Concern is to pay to the benefit of the shareholders a dividend at a level not lower then 50% of the volume of free cash flow to equity (FCFE). However, in a situation of considerable acquisitions, the Company will rather strive to return to safe levels of indebtedness, which according to FCFE approach, may result in a limited payment of dividend. On the other hand, in the event of sale of Polkomtel, provided there will be no other long-term liabilities, PKN ORLEN S.A. plans to create a special Dividend Fund for higher dividend payments in the future.

- **Acquisition of Mazeikiu Refinery**

The takeover of Mazeikiu has strengthened and widened the position of PKN ORLEN S.A. in Central and Eastern Europe, especially on the Polish, Czech and German markets and permitted the expansion over new markets such as: Lithuania, Latvia and Estonia. The enlarged PKN ORLEN Capital Group became a leader in the Central Europe as regards the volume of crude oil throughput, exceeding capital groups OMV and MOL in that respect. It has also become a leader for the number of possessed gasoline stations - 2,732 gasoline stations. The primary objective to be pursued in the nearest future is the restoration of production capacities at the Lithuanian refinery and assuring uninterrupted supplies of the raw material. After the breakdown of the Druzhba (Friendship) pipeline in July and fire at Mazeikiu in October 2006, the two above-mentioned issues constitute top priority for an efficient operation of the Company. Full integration of the two companies constitutes a complex process, to be spread over a period of two – three years.

- **Development of Retail Sales**

In March 2005, the Parent Company has announced "Retail Sales Development Plan in Poland 2005-2009" which assumes at least 30% share in the Polish fuel market. The Development Plan is founded on the basis of three key elements:

- strengthening of the market position in Poland;
- increasing operational effectiveness and
- establishing an efficient organization.

In 2006, the downward trend in sale of fuels at ORLEN brand stations got reversed which is confirmed in a 15 percent increase in volume of sales in comparison with figure recorded in 2005. PKN ORLEN S.A. market position is gradually being strengthened due to the development of the stations' network. By the end of 2006, the network consisted of 176 BLISKA economy stations and 726 ORLEN premium stations (CODO stations and DOFO stations). Moreover, good results in retail sales were possible thanks to the implementation of the new strategy within FLOTA program, where an offer Twój Lokalny Rabat (Your Local Discount) was introduced and two new products for the Truck Fleet segment were tried: Twoja Lokalna Stacja (*Your Local Station)* and Złoty Szlak (*Golden Trail*). Also the implementation of CRT (Commercial Road Transport) is under process. The above-mentioned activities have already generated effects in 2006, i.e. 40% increase in the volume generated under FLOTA program. In 2006, new solutions were developed under the non-fuel offer. At present, a new formula for category-management is being prepared, new shop visualization developed and new offer of bistro bars planned. In 2006, the Company carried out several image-oriented advertising campaigns and marketing actions supportive of the realization of the sales target.

In 2006, the competitiveness of the PKN ORLEN S.A. gasoline stations' network has significantly risen. It is confirmed by a high ratio of sales dynamics, as regards fuels and non-fuel products, and a significantly higher then dynamics of general sales and sales per individual station then recorded at competitive stations. The increase of effectiveness was possible thanks to the continuous construction and modernization of stations in accordance with offer segmentation, conclusion of 193 franchise contracts and purchase of 59 stations from RMO (Regional Market Operators). In 2006, a pilot implementation of the application for optimizing sales forecast and retail price management took place. Due to many changes with respect to the improvement of VITAY program effectiveness basing on an introduction of a new formula for premium points calculation a significant costs decrease was recorded.

In 2006, the area of non-fuel goods and services management was reorganized. The concentration of the function in charge of commodity purchase order process administration and ensuring a central function of an expert support with respect to merchandising and category management resulted with the improvement in activities and in effectiveness of decision making process at the level of shop. It was possible to build up an effective organization owing to the completion of the centralization process with respect to managerial areas and functions, reduction of employment and implementation of the „Segment Management" approach for optimizing the cooperation within the Capital Group. At present, efforts are made in order to speed up the processes and facilitate processes within the Company.

The most important activities still to be undertaken in order to achieve the targets referred to in the 2006-2009 strategy include as follows:

- introduction of the new shop and bistro-bar concept;
- implementation of management by category system;
- implementation of new product offers and prices for fleet customers;
- diversification of fuel prices at ORLEN and BLISKA stations;
- further investments within the area of stations;
- further growth of the number of franchise stations;
- further increase in profitability of CODO stations;
- implementation of new solutions for optimizing sales forecast and retail price management;
- further development of VITAY program (introduction of the new strategy);
- implementation of the Retail Sale platform;
- optimization of the segment management.

Under the strategy plan, PKN ORLEN S.A. intends to hold about 900 stations in premium standard (ORLEN) and approx. 1000 stations run under Bliska Brand by the end of 2009. Both brands are also offered to private gas stations under franchise agreements.

- **Restructuring of wholesale trade and sales**

In August 2006, PKN ORLEN S.A. has launched restructuring process with respect to wholesale trade structures. The aim of the process was to increase sales results and to create a coherent policy in wholesale trade structures within the whole PKN ORLEN Capital Group. Development of a modern, market-oriented wholesale management structure will increase the market value and improve PKN ORLEN S.A. market positioning. It was necessary to destroy the old and build a new wholesale trade structure and restructure the Company's sales forces. Consequently, changes were introduced to Non-fuel Products and Category Management Office, Retail Sale Investment Office, Fleet Card Unit and Team for the Cooperation with Franchise Stations and Patron Stations. Within the first Office, three Regional Offices got closed and their functions were transferred to Płock. The change aimed at concentrating the function of commodities purchase administration, centralization of merchandising and shop sales and services management and shortening of the decision-making process.

Changes introduced within the sales area in 2006 covered also reorganization of the Marketing Office. It resulted from the necessity of adapting the organization of the Marketing Office to the realization of tasks for retail and wholesale areas and to oversee the marketing policy within the companies belonging to the Capital Group. On the other hand, the changes in the office of Planning and Sales' Analysis aimed at the centralization of the planning function and Management accounting, as well as analyses for the whole Sales Department, in respect of the consolidation of analytical data, managerial information, key effectiveness ratio, and reporting functions for state entities.

The internal reorganization took also place within the Support Team for Accounting Processes and General Purchase Office. In case of the Support Team for Accounting Processes the aim was to eradicate the functions which were not related with the invoicing process and thus, avoiding a risk that tasks be doubled in other organizational structures. In case of the General Purchase Office, the aim of the reorganization was to shift some purchase function to ORLEN Administracja Company.

From the beginning of November 2006, after several months of preparatory works, the operation of five new PKN ORLEN S.A. Wholesale Trade Offices were launched. The headquarters of the new wholesale centers are in Płock, Poznań, Trzebinia, Lublin and Gdańsk. The reduction of the number of regions from 11 to 5 made the management more efficient and reduced the operation costs. It has also made commercial activities between the regions and RMOs more coherent, through concurrent location of both commercial structures within new regions.

The implemented structure reacts more efficiently to the market needs, facilitates new customer-soliciting process and improves the standard of services offered. New structures will allow for more efficient competing with other fuel producers. „West" Region will compete with German refineries, „North" with refinery in Gdańsk, „East" with Byelorussian refineries and South with the Slovak Slovnaft. In the Central Region, considering the location of our refinery and excellent logistics, i.e. warehousing bases, PKN ORLEN S.A. will hold the most competitive position. Moreover, five macro regions present a better opportunity for cooperation with five Regional Market Operators. Clear task and competence allocation will allow for a better use of the commercial potential within a given region, eliminate internal competition and improve the flow of information between the two centers.

- **SAP Oil&Gas central operational system**

By the end of August 2006 a central operational system SAP Oil&Gas was launched at PKN ORLEN S.A. It is a specialist it solution dedicated for fuel industry. It extends the possibilities of SAP R/3 system that has been operating at PKN ORLEN S.A. from 1996. The new system covers both the existing users of SAP system and employees using the forwarding and recording systems. Using an industry-dedicated solution within logistics allows a better use of stock or sealing the logistic chain. Moreover, it gives a possibility to integrate forwarding systems at bases with the central system and provides detailed data on the performance of logistics and sales. The new version introduced a significant improvement into the operation of the fuel wholesale sales process. At the same time, the project will allow a better control over excise duty securities and make price-management processes more flexible. The implementation of the full system functionality SAP Oil&Gas system will assure automatic calculation of excise duty tax on the basis of product material movements and entries of excise duty documents recorded in accounting books, as well as in the excise duty register. The new application operates within processes specific for the branch of industry, i.e. computation between measurement units for fuel and non-fuel products, parallel register of operations in different units, e.g. mass and volume, excise duty tax calculation, tracking documents and reports. Preparation and implementation of new functionality developments is carried out at the following two stages: a major part of applications was launched at the beginning of 2007 and the remaining parts are to be launched in the first half of 2007. The implementation of SAP Oil&Gas becomes a part of organizational adjustments carried out at PKN ORLEN and harmonizes with other IT projects being implemented at the Company, i.e. comprehensive margin optimization.

- **Implementation of segment management**

On 18 November 2005, the Management Board of the PKN ORLEN S.A. has approved the New Organizational Rules and Regulations, which authorize the implementation of segment management system as of 1 January 2006. It is a classic organization structure for Capital Group composed of many entities that assures an appropriate coordination of both business area and support function within very large structures.

Segment management covers such areas as:

- exercising coherent strategy and investment coordination within the Concern;
- harmonized planning and controlling;
- integrated operational management, including maintaining harmonized standards within the whole Concern and obtaining synergy by setting of coherent goals and effectiveness parameters (Key performance Indicators);
- coordination of support function, i.e. purchases, logistics, finance management, PR and marketing policy, HR management systems and organization.

Under the adopted model of segment management, the following six business segments were determined: Refinery, Oils, Wholesale Trade, Retail Trade, Petrochemical and Chemical with assigned companies from the PKN ORLEN Capital Group. The above-mentioned segments are supervised within the Concern by specific Executive Director, directly subordinate to a Member of the Management Board.

Moreover, areas of support activities were determined. The latter support the areas of the Company's operating activity.

- **OPTIMA. operating costs reduction program**

OPTIMA, the program for improving the effectiveness of operating costs and optimization of investment outlays replaced the previous COCCP program that had been operating in years 2004-2005. In comparison to the COCCP, OPTIMA is to embrace more operating areas in PKN ORLEN S.A. and it was also introduced in particular companies of the Capital Group.

Within 12 months of 2006, OPTIMA generated PLN 299 million savings within the area of operating costs. It constitutes 120% of the target for 2006, which was set at the level of PLN 250 million. The surplus achieved over the targeted savings, i.e. PLN 49 million, was generated streams in production, logistics and subsidiaries where the effects obtained proved to be higher then the goals set. In the second main area of application of OPTIMA program, i.e. optimization of investment outlays, PLN 211 million savings were achieved, including PLN 20 million savings on the reduction of investment purchases, provided the yearly target of PLN 210 million, i.e. 100% realization of the yearly target. The results obtained refer mainly to the investments planned and being in progress at the Parent Company, although investments realized within the Capital Group were also covered by the optimization process.

Analysis of the results obtained from particular projects carried out under OPTIMA program shows the following areas where savings were achieved: subsidiaries, retail sales, production and purchases. PLN 86 million savings were achieved by stream "subsidiaries", PLN 80 million in retail sales, PLN 46 million in production and PLN 70 million in purchases. (PLN 50 million on operating costs and PLN 20 million on investment outlays).

- **BONUS project**

In April 2005, BONUS project was launched. Its main objective was to reduce considerably the costs related to external purchases and to improve the whole purchase process. Within the duration of the project, a completely new purchase procedure was introduced. It describes the process from the moment a demand is registered, through the selection of a supplier, and the conclusion of a contract to the making of an order and delivery. Simultaneously, more then ten purchase functions previously divided between various organizational units were centralized. An approximate value of savings in the amount of PLN 210 million was recorded under the project in purchase area within the PKN ORLEN Capital Group. All ideas and prospective were approved by a special team, composed of representatives from the finance area and Cost Management Office of PKN ORLEN S.A. Due to the fact that the result of this project operation is a stream within OPTMIA program, it is necessary to closely supervise and monitor the result of savings originating from BONUS project. BONUS project reported to OPTIMA within the Purchases stream for 2006 savings in the amount of:

- PLN 50 million on operating costs;
- PLN 20 million on investment outlays.

- **Integration with Unipetrol**

The developments connected with the Partnership Program, which resulted in a mutual transfer of knowledge, were continued in 2006. As a result of teamwork, specific projects were implemented both within Czech companies and in the Production Unit in Płock. Owing to the Partnership Program, the intended target of all assumed savings was achieved. In 2006, business and management segmentation project based on the "New corporate Governance" was approved. It made the simplification of the management model, unification of PKN ORLEN S.A. and Unipetrol structures and standardization of processes, as well as harmonization of business stream possible. The establishment of the Shared Service Centre allowed for standardizing business processes in connection with the provision of bookkeeping services, payroll calculations, IT support and purchases for the benefit of companies belonging to the Unipetrol Capital Group. In October 2006, a strategy for the years 2006 to 2009 for Benzina retail sales network was announced and Benzina Plus premium brand was introduced. Achieving total harmonization will be based on the segment management, which was introduced on 1 January 2007.

- **Logistics development plan for the years 2006 -2009**

In May 2006, the Management Board has presented and the Supervisory Board has accepted the *Logistics Development Plan for the years 2006–2009*.

The most important elements of the *Logistics development plan for the years 2006-2009*, include:

- strengthening of the market advantage in the wholesale and retail sale through the development and modernization of the logistic infrastructure and significant improvement of productivity and "tightness" of the logistic system;
- in rail transport – development of forwarding system organized by PKN ORLEN S.A. in order to achieve the market share of 40% in the total of rail transport as at 2009;
- restructuring of transportation companies in order to improve the efficiency of road transportation of fuels and allowing the Concern to influence on an effective operation of this market through its own companies;
- increasing the possibility of warehousing crude oil and fuels at salt mine cavities for the purposes of the Concern and making the reserves available to external operators in order to generate additional revenues; carrying out analysis of the functionality and usefulness of the enlargement of the cavities for warehousing other products;
- further investments in pipelines for transporting product, in particular, the pipeline connecting Ostrów Wielkopolski with Wrocław.

In August 2006, the "Model of Transportation Companies from the PKN ORLEN S.A. Capital Group" was approved. Under the adopted restructuring model, seven companies will undergo consolidation and one transportation company will be established by the end of 2007 to operate within the whole PKN ORLEN S.A. Capital Group.

The strong points of the adopted solution include:

- maintenance of rates at the present level;
- great potential to lower the costs as a result of minimization of duplicative activities;
- possibility to maintain current level of deliveries' security and standard of services;
- simplified organizational structure.

- **Investment program at PKN ORLEN S.A.**

The development plan for the Refinery of the Parent Company for years 2005-2010 provides for the implementation of the following investments of key importance for the development:

- Paraxylene and PTA complex;
- Hydrodesulphurization VII (HON VII) complex together with Hydrogen Installation;
- ethylbenzene installation;
- modernization and intensification of Butadiene Installation;
- modernization and intensification of Alkylation (HF) installation

and a number of minor projects connected with adjusting the plant's infrastructure to new legal and ecological regulations and requirements.

The most important new investments and projects continued in 2006 include:

- Construction of Hydrodesulphurization VII (HON VII) installation together with the adjacent infrastructure. The aim of the investment is to produce in PKN ORLEN S.A. entire Diesel oil with sulphur contents less then 10 ppm.
- Construction of Hydrogen II Installation with production capacities of 5 tonnes/ h, i.e. 40 000 tonnes/ year together with infrastructure. The aim of the investment is to increase the production of hydrogen for the needs of hydrodesulphurization.
- Modernization and intensification of Alkylation (HF) Installation. The aim of the investment is to increase alkylae production capacities from 150 thousand T/ year to 280 thousand T/ year, reduce environmental risks connected with the AHF technological process by diminishing the level of HF acid within the installation up to a required minimal amount, i.e. 55 tonnes and to improve of technical safety and quality of alkylate, which will make the gasoline composition process more flexible.
- Construction of Paraxylene (PX) installation with a nominal production capacity of 400 thousand T/ year together with the infrastructure. The aim of the investment is to produce 400 thousand T/ year of paraxylene (PX) for a further processing into 600 thousand T/ year of terephthalatic acid (PTA) as a base raw material for the production of polyesters.
- Construction of terephthalatic acid (PTA) installation with production capacity of 600 thousand T/ year together with infrastructure. The aim of the project is to produce PTA which is used as a raw material for the production of polyethylene terephthalate (PET).
- Construction of Installation for Diesel Oil Hydrorefining from HOG installation. The investment aims at improving the stability of oil fraction from HOG installation in order to assure such a quality of the oil that it could be always

used as an efficient component of Ekoterm Plus light heating oil.

- Construction of 17 A, B, C and 18 A and B warehouse tanks for the Composition Unit. The objective of the investment is to increase gasoline storage capacities by 28,000 m^3 in order to increase the production capacities by approx. 270 thousand tonnes/ year, i.e. by approx. 10% of gasoline and adapting the warehousing facilities to the technical requirements resulting from the decree of the Minister of Economy dated 20 December 2002, as well as increasing hygiene and fire protection and environmental safety;
- Modernization of warehousing bases in Świnoujście, Bolesławiec, Kraków Olszanica and Żurawica.

The most important investments put into service in 2006 include:

- Desulphurization of Cracked Gasoline. The investment ensures an optimal use of vacuum distillate.
- Construction of tanks no. 43 A, B, C and D within the Composition Unit: adjustment to the volume of production and growing range of oil.
- Adapting HON VI Installation to the production of Diesel oil with sulphur contents below 10 ppm: enhanced desulphurization of heavy diesel oil fractions down to the sulphur contents below the level of 10 ppm by way of exchanging catalytic agents, adding new equipment and tools to the installation and modifications to the existing equipment.
- Exchange and expansion of analytical equipment for Gasoline Blending: gasoline composition process was optimized in order to obtain new quality of gasoline.
- Improvement of C8+ aromatics production at PKN ORLEN S.A.: securing continuous production of orthoxylene.
- Exchange of ethylene oxide shipment pipeline: a risk of potential industrial accident as a result of leakage of ethylene oxide to the atmosphere and the related threats for human beings and environment was minimized.
- Modernization of warehousing bases in Szczecin, Lublin, Gutkowo, Nowa Sól, Sokółka and Gdańsk.

- **Loyalty programs at PKN ORLEN S.A.**

VITAY program is a loyalty scheme aimed at individual customers shopping at ORLEN gasoline stations on a regular basis. As at 31 December 2006, *VITAY* program had a group of 6.3 million participants, with 1683 gasoline stations covered by the program, including 1429 own gasoline stations, 96 partner stations and 158 franchise gasoline stations. In 2006, a number of approx. 477 thousand *VITAY* loyalty cards were issued, as compared to over 648 thousand in 2005, whereas the average daily sales amounted to over 5 million liters per day. *Super VITAY* is a program supporting the loyalty of the existing PKN ORLEN S.A network users that obtain the biggest number of points within *VITAY* program. *Super VITAY* gives customers a possibility of enjoying further benefits and carry the prestige of holding a golden, bearer's card. As at the end of 2006, nearly 105 thousand customers participated.

FLOTA Polska Program is designed for institutional customers operating their own means of transport. The most numerous participants of the program include: forwarding companies, production and trading companies, banks, offices of central and local administration and foreign branch offices. In 2006, a number of approx. 130 thousand FLOTA loyalty cards were issued, and the share of sales with FLOTA cards in the total sales of fuels within the network of ORLEN brand stations increased in 2006 to 11.6%, as compared to 10.4% in 2005. Fleet fuel cards allow cardholder to proceed with cashless purchase transactions of fuels and other goods and services at gasoline stations belonging to PKN ORLEN. Under FLOTA program, two new services were introduced, i.e. "Złoty Szlak" (*Golden Trail*) and "Twoja Lokalna Stacja" (*Your Local Station*). Both services are addressed to companies from transportation and industrial sector holding large fleets which have specific requirements as regards fuel purchase and which refuel a minimum amount of 1,000 liters per month. The systems offer a simple, friendly and profitable system of refueling, as well as basic vehicles road service/ assistance. In March 2006, a new product was introduced. It is directed to the small and medium fleet segment and referred to as "Twój Lokalny Rabat" (Your Local Discount). It is a form of cash agreement concluded at the Concern's brand own gasoline station based on which clients obtain a discount and one invoice per month. As at the end of 2006, over 17 thousand agreements were concluded. This product is designed for institutional clients whose monthly fuel demand equals to at least 500 liters.

At present, fleet cards are accepted at nearly 1,700 gasoline stations of ORLEN and BLISKA network which means that fleet transactions are carried out in every corner of Poland.

In September 2004, PKN ORLEN S.A. and DKV EURO SERVICE GmbH + Co introduced a new fuel card into the European market. DKV/ORLEN card is the first fuel card in Europe which combines a microchip technology of the FLOTA card with magnetic card of DKV network. Therefore, it represents means of payment for the drivers and cost control and settlement tools for companies. DKV/ORLEN card is dedicated for institutional client, such as forwarding companies, trade and production companies. In 2006, there were 375 cards issued and they are recognized at 20,000 stations and at 6,000 vehicle service points in Europe.

- **Restructuring activities carried out within PKN ORLEN S.A.**

On 20 September 2005, the Management Board of the PKN ORLEN S.A. adopted a strategy of activities relating to the 2006 restructuring process. The execution of a new restructuring agreement with trade unions constituted a significant element of the above-mentioned strategy. The above agreement was to replace the former agreement regulating the situation of employees in case of undertaking restructuring activities and participation of trade unions in the PKN ORLEN S.A. restructuring process, dated 23 December 2002. The new restructuring agreement was aimed at improving consulting procedures with trade unions, eliminating doubts as to the interpretation of the previous agreement and establishing the list of employees' benefits under the restructuring program. The last element of regulations improves the implementation of particular processes and allows giving a more precise estimate of employee-related expenses with respect to the planned initiatives.

On 27 March 2006, after three-month negotiations, the agreement on the principles of cooperation between social partners in the restructuring processes to be carried out within PKN ORLEN S.A., and on employees' rights regarding these processes was finally reached.

The formation of Accounting Services' Centre, i.e. ORLEN Księgowość Sp. z o.o., was commenced under the restructuring activities in 2006. The project consists in creating a modern Shared Service Centre for PKN ORLEN S.A. and the Capital Group in the area of accounting-related services through the transfer of transactions into one shares centre. The objective of this project is to standardize all above processes at the Capital Group level with the use of the newest technologies and achieve cost savings.

The formation process of ORLEN Księgowość Sp. z o.o. was divided into several stages, where the first was accomplished on 1 July 2006. At that date, payroll-related services and functions of bookkeeping services previously carried out within PKN ORLEN S.A. as regards the companies belonging to the Capital Group were transferred to the company. As of 1 September 2006, the stock-taking process was also integrated with the newly established company. Within the next two years, the company will take over the servicing of other processes.

Restructuring activities in 2006 were also carried out within the areas of Prevention Office, Train Transportation Office and additionally, within Environmental Analyses' Office, Logistics Support Team from Purchase Office and Non-Fuel Office and Category Management. The restructuring covered also sales structures, i.e. restructuring of the regional network within wholesale trade area and organizational changes within retail sales.

Under the above-mentioned restructuring projects, the following three types of activities were undertaken:

- Transfer of employees from PKN ORLEN S.A. to the existing or newly-created entities from the Capital Group in connection with reduction of employment and proposals of adequately formed packages of benefits, i.e. voluntary leave program, training program, job-activation program.
- Reduction of employment at PKN ORLEN S.A. combined with an offer of adequate benefit packages.
- Relocation of employees with a simultaneous proposal of an adequate benefit package, i.e. relocation package.

- **Risk management system at PKN ORLEN S.A.**

Financial results of the Company may fluctuate due to changes of various market factors, in particular, product quotations, exchange rates and interest rates. The Company manages the risk to which it is exposed, limits the fluctuation of future cash flow and reduces potential economic loss resulting from events which could have a negative impact on the Company's result. A more detailed description of financial instruments used by the Company is provided in item 2.5.4 of this Management Board Report on the Company's operation.

- **Management by Objectives (MBO)**

On 31 December 2006, the Management by Objectives (the "MBO") system has been operating for 18 months. It was created for key employees of PKN ORLEN S.A. and Capital Group. It represents one of the most popular and proven business management systems. Companies with different business profile ranging from service and trade to consulting and production ones use this system. Its popularity stems from the fact that it allows to allocate tasks to managers in a very clear manner, and to link the said tasks to be achieved by the said managers with remuneration system by valuating each single task. The system is allocated to a given position and not to an individual person. It is to support the realization of strategy of the increase of the Company's value. The system provides basis for employees' evaluation and remuneration based on the realization of the goals adopted within the said strategy and by the same, reinforce the feeling of responsibility for the result generated by the Company.

On 5 December 2006, the Management Board of PKN ORLEN S.A. approved amendments to the MBO Rules and Regulations aiming at redefining the solutions used in 2005 and 2006. The new Rules and Regulations became binding in January 2007.

Mini MBO was also introduced in 2006, i.e. bonus paid on a quarterly basis for targets achieved at trade positions within the area of competence of the Executive Director for Retail Sales – Poland. A similar bonus system was implemented within the Wholesale Trade and IT.

New groups of positions were covered by MBO in 2006. The yearly system covered a total of 355 persons. The quarterly system within retail sales covered 149 persons and 82 persons within wholesale, whereas in IT, 93 employees.

The settlement of MBO bonuses in relation to employees covered by the MBO system in 2005 was carried out in July 2006. Financial results for the year 2005 are backed not only by thriving economy but also by exceptional engagement of managers in achieving targets. The joint target in the form of budgeted SVA on the level of PLN 649 million was significantly exceeded and reached PLN 908 million.

In August 2006, an IT system for supporting MBO from the creation of target sets (the "Target List") to the payment of the bonus was implemented. The newly-created application improves the whole process, allows eliminating errors made in the course of creation of Target Lists, harmonizes the nomenclature, and assures day-to-day monitoring of target realization assigned to particular employees on Target Lists.

- **HR management strategy**

The personnel management strategy pursued in 2006 by the Human Resources Department resulted from PKN ORLEN S.A. strategy adopted for the years 2005 to 2009 and encompassed the following goals:

- Developing clear principles of corporate governance - clear recruitment, evaluation, promotion and remuneration procedures.
- Rational selection of qualified staff which can assure the realization of strategic goals, including expansion abroad.
- Development of appropriate communication within the Concern and the Capital Group, evaluation of resources and their development.
- Integration of the Capital Group in Poland and abroad, common HR policy.
- Further implementation of motivation system linked with achieved results (MBO).
- Personnel restructuring.

The undertakings of the HR Department concentrated not only on recruiting and training employees but also on their development; they were offered to participate in the following projects: Competence Development Program, Feedback 360 or carrier path planning.

- **Competence Development Program (the "CDP")**

In 2006, the employee evaluation process was carried out for the first time from the establishment of PKN ORLEN S.A. CDP constitutes an evaluation and professional competence development process, where the competence is based on the Concern's values. The program aims at developing professional competence of employees working at PKN ORLEN S.A. in such a manner that they possessed knowledge and skills that will allow them to perform the tasks assigned, in accordance with the highest quality standards.

Participation in the Competence Development Program gives the employee return information on how his/ her work viewed by the superior, what behavior is expected from him and what kind of developmental support he' she can expect from the superior. The project focuses on the employee, his/ her knowledge, skills, needs and aspirations, and therefore, supports current and future business goals of PKN ORLEN S.A.

Implementation of the Competence Development Program made it possible to create a map of competence which stand for the Company's resources, define competence deficits and general training requirements and plan position succession.

In 2006, both persons holding specialist positions and middle and high level managers took part in competence evaluation program under CDP. Managers from among the key corporate executives, i.e. Members of the Management Board, Executive Directors and Office Directors, have participated in the evaluation and competence development process based on 360° Feedback.

- **Feedback 360°**

Feedback 360 Project constitutes the continuation of activities connected with the implementation of the Competence Development Program, which covers employees participating in the Management by Objectives Program (MBO) and selected key personnel. The aim of this Project is to identify the manner of operation of the Company's executive management and develop specialist training course programs, in consideration of the real needs and expectations in that area.

The aim of the project carried out by the HR Department in 2006 was to develop key managerial competence which influence the quality and effectiveness of strategic business goals pursued by PKN ORLEN S.A. Feedback 360° was addressed to the highest corporate executives at PKN ORLEN S.A., however, in addition to the managers, also employees, superiors and subordinates of he evaluated managers were engaged in the evaluation process due its specificity of the project. An approximate number of 400 employees took part in the program.

Feedback 360° allowed for identifying strong and weak sides of evaluated employees, defining developmental goals and giving an estimate of managers' unused potential. Project implementation gives an easy access to information on competence of employees, raises self-consciousness of project participants, increases the level of personnel identification with the Company and enhances of motivation for an even more effective work.

- **Talent Management**

In 2006, the concept of substitute personnel of PKN ORLEN S.A. was continued within the Talent Management project. The aim of the project is to select and educate future middle-level managers. The participants of the project are tested in the direction of professional potential on the basis of which individual career paths are developed and the participants are offered a possibility to take part in a number of specially drawn up development-oriented projects, i.e. *Business Academy* or to participate in training projects based on strategic games. Development of an up-to-date career path management system connected with the fulfillment of business needs can serve as an example of practical implementation of the HR policy principles and making use of the results obtained in potential evaluations.

- **Implementation of the strategy within the area of mergers and acquisitions**

In 2006, acquisition undertakings of PKN ORLEN were mainly focused on the completion of the acquisition process of Mazeikiu refinery. The acquisition of the above shares resulted from the provisions made in the PKN ORLEN S.A. strategy, in particular, as regards the regional expansion and investments in entities belonging to the crude oil processing sector. After the fulfillment of agreements' conditions, including the obtaining of necessary antimonopoly approvals and permits, on 15 December 2006, PKN ORLEN S.A. acquired 84.36% share in the share capital of Mazeikiu Refinery. Under the Lithuanian law, PKN ORLEN S.A. was obliged to make a takeover bid for the company's shares addressed to other minority shareholders. Acting in agreement with the Lithuanian Government, PKN ORLEN S.A. has launched the procedure of mandatory share buyout from the remaining minority shareholders at the beginning of 2007, with the exception of shares held by the Lithuanian Government. Subscriptions under the mandatory share buyout will be accepted until 21 May 2007.

On 10 March 2006, PKN ORLEN S.A. accepted the offer for the sale of 980,486 shares in Polkomtel S.A. made by TDC Mobile International A/S. The execution of the agreement has been suspended due to an action pending with the International Arbitration Court at the Federal Chamber of Commerce in Vienna, instituted by Vodafone Americas Inc, a shareholder of Polkomtel S.A. and pledge established on the shares by the Regional Court in Warsaw. At the time of execution of the agreement on the acceptance of the offer, Polish shareholders on Polkomtel S.A. and TDC Mobile International A/S also undertook to cast vote on the subject of dividend payment at an agreed level for particular years. In fulfillment of the above undertaking, PKN ORLEN S.A. received in 2006 a dividend amounting to PLN 461.3 million gross.

In 2006, analyses of acquisition projects in upstream sector were continued. On 26 April 2006, ORLEN Upstream Sp. z o.o. was registered, an entity created with the objective of carrying out acquisition projects within upstream area Disinvestment process in non-core business assets constituted an important component of capital strategy adopted by PKN ORLEN S.A. Under the disinvestment strategy, the following six entities were sold in 2006: SAMRELAKS Mąchocice Sp. z o.o., Zakład Budowy Aparatury S.A. and AWSA Holland II B.V.

V. DECLARATION OF THE MANAGEMENT BOARD ON THE APPLICATION OF CORPORATE GOVERNANCE

PKN ORLEN S.A. has adopted all principles recommended by Giełda Papierów Wartościowych w Warszawie S.A. (hereinafter the "Warsaw Stock Exchange") excluding the rule no. 20, which refers to independent members of supervisory boards. The declaration on adhering to the principles of corporate governance was approved by the General Meeting of PKN ORLEN S.A. held on 29 June 2005. Under the decision of the General Meeting and pursuant to § 27 (currently §29) of the Rules and Regulations governing the operation of the Warsaw Stock Exchange and the Resolution passed by the Council of the Stock Exchange on adopting the principles of corporate governance which are binding for joint stock companies admitted to trading at stock exchange and issuing shares, convertible bonds or senior bonds – on 30 June 2005, the Management Board of PKN ORLEN S.A. has made a declaration on applying the corporate governance principles.

An updated declaration on PKN ORLEN S.A. adherence to the principles of corporate governance was made public in a regulatory announcement no. 43/2006 on 28 June 2006. In accordance with the announcements published in the declaration dated 30 June 2005 on the Company's adherence to the principles of corporate governance, the following amendments were introduced:

- in the Articles of Association governing PKN ORLEN S.A. – unified text adopted on 7 October 2005 by virtue of resolution passed by the Supervisory Board of PKN ORLEN S.A.;
- in the Rules and Regulations of the General Meeting of PKN ORLEN S.A., adopted on 29 June 2005 by the resolution of the Ordinary Meeting of Shareholders of PKN ORLEN S.A.;
- in the Rules and Regulations of PKN ORLEN S.A. Management Board, adopted on 7 October 2005 by the resolution of PKN ORLEN S.A. Supervisory Board;
- in the Rules and Regulations of the Supervisory Board of PKN ORLEN S.A, adopted on 7 October 2005 by the resolution of PKN ORLEN S.A. Supervisory Board.

As a result of the above-mentioned amendments, the Company's notes to each particular principle of corporate governance were revised and updated. PKN ORLEN S.A. declares it has been adhering to the principles of corporate governance, with the exception of the principle no. 20, to which it does not adhere. The Management Board of PKN ORLEN S.A. made a recommendation to the Company's General Meeting on 29 June 2005 to adopt the entire set of principles of the corporate governance, however, the principle no. 20 did not meet with the approval of the Company's Shareholders.

The Management Board of PKN ORLEN S.A. sustains its standpoint, as expressed in the declaration dated 28 June 2006.

An updated declaration on PKN ORLEN S.A. adherence to the principles of corporate governance, as adopted by the Warsaw Stock Exchange, will be published by the Company on or before 1 June 2007, after the said document is approved by the forthcoming General Meeting of PKN ORLEN S.A.

ADDITIONAL INFORMATION

1. Information on significant agreements

In 2006, PKN ORLEN S.A. entered into a number of significant agreements, as listed herein below:

1. On 4 January 2006, PKN ORLEN S.A. executed two agreements on the sale of gasoline and diesel oil to ORLEN PetroCentrum in 2006. The estimated value of the transactions amounts to:
   - approximately PLN 1,934,000 thousand, as regards the first agreement;
   - approximately PLN 376,000 thousand, as regards the second agreement;
   The total value of both transactions amounts to approximately PLN 2,310,000 thousand.
2. On 4 January 2006, PKN ORLEN S.A. concluded an annual contract with Shell Polska Sp. z o.o. The object of the contract was the sale of gasoline and diesel oil to Shell Polska Sp. z o.o. in 2006. The estimated value of the transaction amounted to approximately PLN 2,831,000 thousand.
3. On 4 January 2006, PKN ORLEN S.A. concluded an annual contract with BP Polska Sp. z o.o. The object of the contract was the sale of gasoline and diesel oil to BP Polska Sp. z o.o. in 2006. The estimated value of the transaction amounts to approximately PLN 3,951,000 thousand.
4. On 27 February 2006, PKN ORLEN S.A. concluded with Kulczyk Holding S.A. (hereinafter "Kulczyk Holding") the Final Agreement for the Sale of 165,924 shares in a company incorporated under the laws of the Netherlands, namely AWSA Holland II B.V. to the benefit of Kulczyk Holding. The Guaranteed Sale Agreement was concluded as a result of exercise of the put option by PKN ORLEN S.A., in accordance with the Supplementary Agreement dated 14 November 2002. The shares sold by PKN ORLEN S.A. constitute 9.218% of the share capital of AWSA Holland II B.V. In consideration for the stake of shares in AWSA Holland II B.V., Kulczyk Holding has paid an amount of PLN 73,007 thousand by wire transfer to the bank account of PKN ORLEN. The ownership of shares in AWSA Holland II B.V. sold by PKN ORLEN S.A. to the benefit of Kulczyk Holding was transferred through the execution of the Share Disposal Agreement which took place after the fulfillment of the condition precedent set forth in the Guaranteed Sale Agreement, in particular after the shareholders' meeting of AWSA Holland II B.V. granted its consent for the said transaction by the date of 28 July 2006, at the latest.

   Under the Supplementary Agreement dated 14 November 2002, concluded between PKN ORLEN and Kulczyk Holding, in the event PKN ORLEN S.A. disposed of the shares in AWSA Holland II B.V., Kulczyk Holding was obliged to obtain all necessary permits and consents and assume all liabilities of PKN ORLEN S.A. that PKN ORLEN S.A. has contracted or took over as the shareholder of AWSA Holland S.A. II B.V.
   On 7 June 2006, PKN ORLEN and Kulczyk Holding S.A. concluded the Share Disposal Agreement, by virtue of which the ownership to 165,924 shares in AWSA Holland II B.V., a company incorporated under the laws of the Netherlands, was transferred by PKN ORLEN to the benefit of Kulczyk Holding. The transaction resulted from the fulfillment of the condition precedent (with binding effects) set forth in the Sale Agreement concluded on 27 February 2006 between PKN ORLEN and Kulczyk Holding in the form of the Guaranteed Sale Agreement in execution of the obligations resulting from the Supplementary Agreement, concluded on 14 November 2002. The shares sold by PKN ORLEN represent 9.218% of the share capital of AWSA Holland II B.V. Consequently, after the completion of the transaction, PKN ORLEN does not hold any shares in AWSA Holland II B.V.
5. On 10 March 2006, PKN ORLEN S.A., KGHM Polska Miedź S.A., PSE S.A. and Węglokoks S.A. (the "Buyers") and TDC Mobile International A/S (the "Seller") concluded the "Agreement on the approval of the offer and conditional sale of shares in Polkomtel S.A.". The above transaction was preceded by the execution of the "Shareholders' Agreement on the purchase of shares in Polkomtel S.A. from TDC Mobile International A/S and engaging in joint activities in order to dispose of all shares held in Polkomtel S.A." by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A., as the shareholders of Polkomtel S.A. As a result of the so called *Change of the Ownership Title* with respect to TDC Mobile International A/S, the remaining shareholders of Polkomtel S.A. including Vodafone Americas Inc., have obtained, in accordance with §12.14 of the Articles of Association governing Polkomtel S.A., the right to acquire a total of 4,019,780 shares in Polkomtel S.A. being held by TDC Mobile International A/S, in a proportion equal to the percentage of shares held by each of the shareholders of Polkomtel S.A., excluding the shares held by TDC Mobile International A/S. The offer to buy was directed by TDC Mobile International A/S to the remaining shareholders of Polkomtel S.A. on 8 February 2006. The Agreement was concluded in execution of the right vested in KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. to purchase shares covered by the offer of TDC Mobile International A/S. The said offer resulted in a dispute between Vodafone Americas Inc. and TDC Mobile International A/S. In connection with the above-mentioned dispute, a security, referred to herein below was set on 24 February 2006. Under the

Agreement, PKN ORLEN could acquire a number of 980,486 shares in Polkomtel S.A., representing approx. 4.78% of Polkomtel S.A. share capital, against the maximum price of EUR 214.04 per share (an equivalent of PLN 832.72, in accordance with the exchange rate published by the NBP on 10 March 2006; table 50/A/NBP/2006), i.e. the maximum total price of EUR 209,863.2 thousand (an equivalent of PLN 816,472.9 thousand). In the event of the share purchase by KGHM Polska Miedź S.A., PKN ORLEN, PSE S.A. and Węglokoks S.A. by virtue of the Agreement, the said entities would jointly hold, including the shares they have already held, over 75% of the total number of the shares of Polkomtel S.A. After the settlement of the transaction, PKN ORLEN would hold a 24.4% share in the share capital of Polkomtel S.A.

6. On 20 March 2006, PKN ORLEN S.A. signed an agreement with BGW Sp. z o.o. with its registered office in Poznań. The agreement regarded transfer of 8,549 shares in ORLEN PetroZachód Sp. z o.o. against the total amount of PLN 21,012 thousand with the reservation that the purchase price may be increased by the amount not exceeding PLN 3,000 thousand. The price adjustment is conditional with regard to provisions of the agreement. The acquired shares represent 48.17% of the share capital of ORLEN PetroZachód Sp. z o.o. As a result of the above transaction, PKN ORLEN S.A. is a sole shareholder in ORLEN PetroZachód Sp. z o.o.

7. On 21 March 2006, an agreement on transfer of 13,449 shares in Samrelaks Mąchocice Sp. z o.o. with its registered office in Mąchocice Kapitulne representing 100% of its share capital for the price of PLN 4,000 thousand. The carrying value of shares as at 31 December 2005 amounted to PLN 2,505 thousand.

8. On 27 April 2006, PKN ORLEN S.A. signed an agreement with Mitsubishi Chemical Corporation, with its registered office in Tokyo, Japan. Under the said agreement, PKN ORLEN will supply Mitsubishi Chemical Corporation with up to 150 thousand tonnes of terephthalic acid per year with a possibility of changing the volume of deliveries by +/- 10 per cent in the period from 1 July 2010 to 31 December 2014. The total value of the object of the Agreement for the entire period of its duration is estimated at approx. PLN 2,800 million. The Agreement enters into force as of its date of concluding. PKN ORLEN shall have the right to a single postponement of a delivery term by no more than 9 months. After the lapse of 5 years from the date of the first delivery, the parties shall have the right to extend the term of the Agreement. The term of payment for each delivery shall be 14 days from the receipt of an invoice; the deliveries shall be invoiced on a monthly basis. In the event of failure to perform the commitments to deliver or accept PTA (purified terephthalic acid) resulting from the fault resting with one of the parties, the Agreement provides for the payment of contractual penalties in the amount of unit margin multiplied by the non-accepted or non-delivered volume of the product in a given calendar year.

9. On 26 May 2006, PKN ORLEN S.A. and Yukos International UK B.V. (a limited liability company) with its registered office in the Netherlands, concluded an agreement on the sale of shares with respect to the acquisition by PKN ORLEN S.A. of a stake of shares representing 53.7% in the share capital of AB Mazeikiu Nafta (a public limited company with its registered office in Lithuania). On 18 May 2006, PKN ORLEN S.A. signed the Agreement and it delivered the Agreement to the other party for signing. The Agreement with Yukos was signed by Yukos International on 26 May 2006 after the bankruptcy court in New York has overturned an interim injunction previously barring Yukos International from selling the shares in Mazeikiu. Moreover, on 19 May 2006, PKN ORLEN S.A. signed and delivered to the Government of the Republic of Lithuania the following documents: (a) Share Purchase Agreement (hereinafter the "Agreement with the Lithuanian Government") on the acquisition by PKN ORLEN S.A. from the Lithuanian Government of an additional stake of shares representing 30.7% of Mazeikiu share capital and (b) Put Option Agreement with respect to 10.0% of Mazeikiu shares which shall remain the property of the Lithuanian Government after the sale of 30.7% stake to the benefit of PKN ORLEN S.A. The Agreement with the Lithuanian Government and the Put Option Agreement were signed by the Lithuanian Government after obtaining the approval of the Lithuanian Parliament for executing the transaction with PKN ORLEN S.A. After the purchase of shares from Yukos International, PKN ORLEN S.A. was to announce, within 30 days from the said purchase of Mazeikiu shares from Yukos International, a public call for the remaining Mazeikiu shares. The price of a single share in the statutory public call shall be at least equal to the maximum price paid by PKN ORLEN S.A. in exchange for Mazeikiu shares within the period of 12 months preceding the announcement of the public call.
On 9 June 2006, the Government of Lithuania signed the documents referred to herein below, in connection with the transfer of shares held by the Lithuanian Government in AB Mazeikiu Nafta to the benefit of PKN ORLEN S.A.: i.e. (a) Share Purchase Agreement (b) Put Option Agreement, (c) Shareholders' Agreement and (d) Agreement on the termination and release form obligations. The Lithuanian Government signed the said Documents on 1 June 2006, after the approval of the Lithuanian Parliament for the execution of the transaction between the Lithuanian Government and PKN ORLEN S.A.

10. On 31 May 2006, PKN ORLEN S.A. concluded an agreement with SK EUROCHEM Sp. z o.o. with its registered office in Włocławek, Poland. Under the Agreement, PKN ORLEN S.A. will supply SK EUROCHEM Sp. z o.o. in

the period from 1 July 2010 to 31 December 2014 with 25 to 50 thousand tonnes of terephthalic acid in the course of the first year of the Agreement duration, and 100 to 120 thousand tonnes of terephthalic acid annually throughout the following years of the Agreement duration. The total value of the object of the Agreement throughout its duration is estimated at approx. PLN 2,100 million. The Agreement has entered into force as of its date of concluding. The day of commencement of deliveries/ acceptance was set for 1 July 2010. PKN ORLEN S.A. shall have the right to a single postponement of commencement of deliveries by a maximum period of 9 months. After the lapse of 5 years from the date of the first delivery, the parties may agree on the extension of the period of the Agreement.

11. On 25 July 2006, 173,830 shares held by PKN ORLEN in Zakład Budowy Aparatury S.A. ("ZBA S.A.") with a nominal value of PLN 100 per share representing 96.57% of the share capital of ZBA S.A. and standing for 96.57% of total voting rights were sold for the total amount of PLN 15,888 thousand (equal to PLN 91.40 per share) to the following parties:

    - PETRO Remont Sp. z o.o. purchased 52,149 shares for the total amount of PLN 4,766 thousand,
    - PETRO Mechanika Sp. z o.o. purchased 52,149 shares for the total amount of PLN 4,766 thousand,
    - PETRO EnergoRem Sp. z o.o. purchased 52,149 shares for the total amount of PLN 4,766 thousand,
    - PETRO Eltech Sp. z o.o. purchased 17,383 shares for the total amount of PLN 1,589 thousand,

    After the completion of the transaction, PKN ORLEN does not hold any shares in ZBA S.A.

12. On 27 November 2006, an Agreement on the Bond Issue Program was signed. The parties to the Agreement are: PKN ORLEN S.A. as the Issuer, BANK BPH S.A. as the Issue Agent, Payment Agent, Documentation Agent, Program Partner and Dealer, whereas BANK POLSKA KASA OPIEKI S.A., BRE BANK S.A., ING BANK ŚLĄSKI S.A., PKO BANK POLSKI S.A., SOCIETE GENERALE S.A. ODDZIAŁ W POLSCE, as Agents, Program Partners and Dealers.
    Under the Program, the bonds may be repeatedly issued to a bearer in a dematerialized form, in accordance with the Act on Bonds dated 29 June 1995. Bond issue will be based on Article 9 section 3 of the Act on Bonds and shall have the nature of non-public issues.
    Within the scope of the Program, PKN ORLEN S.A. may issue zero-coupon bonds bearing no interest, which are however discounted and bear maturity period from at least seven days to a maximum of three hundred sixty five days, in addition to variable-interest coupon bonds and fixed-interest coupon bonds with a maturity date varying from one year to seven years. The maximum indebtedness of the Issuer under the Program is set at the level of PLN 2,000,000 thousand or its equivalent in other currencies. The aforementioned amount represents the maximum total value of non-redeemed issued bonds at each moment of the Program duration, whereas the said amount does not include the interest payable.
    The Bonds issued under the Program may be made in four currencies, i.e. Polish zloty (PLN), Euro (EUR), US dollars (USD) and Czech koruna (CZK).
    The issue price may be equal to the par value of a Bond or the par value diminished by a discount. The issue price shall be determined before the issue of Bonds in question.
    In the case of zero-coupon Bonds redeemed at discount, the discount shall be paid once, i.e. on the date of redemption. The discount shall depend on conditions dominating the monetary market and shall be determined before the issue of the Bonds. It shall be calculated on the par value for the period running from the day of issue until the day preceding the redemption of Bonds, inclusive of that day.
    In case of coupon-bonds, the interest due for the interest-bearing period shall be calculated on the par value of Bonds in accordance with the basis determined in terms and conditions of the issue of a given series of Bonds, bearing fixed or variable interest rate and payable on dates set in the terms and conditions of the issue.
    The payment of benefits payable on Bonds shall be made to the benefit of persons entered into the records maintained by the depositary or a relevant sub-depositary on the day specified in the terms and conditions of an issue of a given series of Bonds as the day for determining the rights to benefits from the Bonds.

13. On 29 November 2006, PKN ORLEN S.A. signed two credit facility agreements of a total value of EUR 1.6 billion for financing the transaction of acquisition of the Lithuanian company, i.e. AB Mazeikiu Nafta. The object of one of the agreements is a five-year revolving credit facility amounting to EUR 800 million, whereas the object of the second Agreement is a EUR 800 million Bridge Loan Facility with a maturity date of 12 months.
    Therefore, including its own resources and available credit lines, PKN ORLEN will have sufficient resources for purchasing the shares in AB Mazeikiu Nafta, being object of the agreements executed with the Government of the Republic of Lithuania and Yukos International B.V. The agreement for the Revolving Credit Facility was signed by PKN ORLEN S.A. with a consortium of eight Polish and foreign banks, including: ABN AMRO Bank N.V., Bank Handlowy w Warszawie S.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, ING Bank N.V. / ING Bank Śląski S.A., KBC BANK NV /Kredyt Bank S.A., Société Générale SA Oddział w Polsce and UniCredit

Group.
The agreement for the Bridge Loan Facility was executed by PKN ORLEN S.A. with a consortium of six Polish and foreign banks, including: ABN AMRO Bank N.V., Bank Handlowy w Warszawie S.A., BNP Paribas, ING Bank N.V. / ING Bank Śląski S.A., Société Générale SA Oddział w Polsce and UniCredit Group.
The resulting financing structure will allow PKN ORLEN S.A. to maintain reasonable financing costs and simultaneously facilitate the issue of Eurobonds, planned for 2007. PKN ORLEN S.A. intends to obtain at least EUR 800 million for the repayment of the Bridge Loan Facility through this manner of financing. On 28 November 2006, PKN ORLEN S.A. has signed a contract for preparing the issue of Eurobonds, with the same group of banks with which it has signed the agreement for the Bridge Loan Facility.
The Revolving Credit Facility provides for a possibility of prolongation by a two one-year periods.
This pool of financial resources will also allow for financing other potential future undertakings within the scope of acquisition of AB Mazeikiu Nafta, i.e. purchasing of shares offered by the minority shareholders in AB Mazeikiu Nafta in response the mandatory tender offer announced by PKN ORLEN S.A., as well as a potential acquisition by PKN ORLEN S.A. of 70,750,000 shares in AB Mazeikiu Nafta, representing approx. 10% of AB Mazeikiu Nafta share capital from the Lithuanian Government.

14. On 28 December 2006, PKN ORLEN S.A. signed two agreements with ORLEN PetroCentrum Sp. z o.o. for a period of one year each. Under the said agreements, PKN ORLEN S.A. shall sell to ORLEN PetroCentrum gasoline and diesel oil in the period from 1 January 2007 to 31 December 2007. The value of the object of the first Agreement amounts to approx. PLN 3,604,000 thousand, whereas the estimated value of the second agreement amounts to approx. PLN 522,000 thousand.

15. On 29 December 2006, PKN ORLEN S.A. signed an agreement with BP Polska Sp. z o.o. for a period of one year. Under the said agreement, PKN ORLEN S.A. shall sell to BP Polska gasoline and diesel oil in the period from 1 January 2007 to 31 December 2007. The value of the object of the Agreement within its duration is estimated at approx. PLN 4,404,000 thousand.

16. On 29 December 2006, PKN ORLEN S.A. signed an agreement with Shell Polska Sp. z o.o. for a period of one year. Under the said agreement, PKN ORLEN S.A. shall sell to Shell Polska gasoline and diesel oil in the period from 1 January 2007 to 31 December 2007. The value of the object of the Agreement within its duration is estimated at approx. PLN 3,883,000 thousand.

2. Production

No.	Raw Materials (in thousand tonnes)	Throughput		Dynamics %
		2006	2005	2006/2005
1.	REBCO	13,242	12,397	6.8
2.	Low-sulphur crude oils	370	173	113.9
	Total	13,612	12,570	8.3

No.	Raw Materials (in thousand tonnes)	Production		Dynamics %
		2006	2005	2006/2005
1.	Total gasoline	2,723	2,861	-4.8
2.	Total diesel oils	3,995	3,521	13.5
	Total fuels	6,718	6,382	5.3
3.	Liquid gas	216	238	-9.2
4.	Aviation fuel	402	370	8.6
5.	Ekoterm	1,207	1,570	-23.1
	Total	8,543	8,560	-0.2

No.	Raw Materials (in thousand tonnes)	Production		Dynamics %
		2006	2005	2006/2005
1.	Heating Oil III	756	625	21.0
2.	Solvents	19	15	26.7
3.	Pharbasole	13	12	8.3
	Total	788	652	20.9

No.	Raw Materials (in thousand tonnes)	Production		Dynamics %
		2006	2005	2006/2005
1.	Ethylene	593	245	142.0
2.	Propylene	403	220	83.2
3.	Butadiene	61	41	48.8
4.	Benzene	114	65	75.4
5.	Toluene	117	79	48.1
6.	Orthoxylene	18	19	-5.3
7.	Paraxylene	31	28	10.7
8.	Xylene	23	15	53.3
	Total aromatics (items 4-8)	303	206	47.1
9.	Phenol	45	44	2.3
10.	Acetone	28	28	0.0
11.	MEG	99	79	25.3
12.	DEG, TEG	12	9	33.3
13.	Petrygo Q, Qal fluid, Qal concentrate	16	13	23.1
	Total glycols + radiator fluids (items 11-13)	127	101	25.7
14.	Sulphur	124	111	11.7
15.	Ethylene oxide	16	14	14.3
	Total	1,700	1,010	68.3

3. Sale

Configuration per volume of products and goods sold.

Volume sale	Performance (thousand of tonnes)		Configuration %		Dynamics %
	2006	2005	2006	2005	2006/2005
Gasoline	2,794	2,919	21.5	25.0	- 4.3
Diesel oil	4,489	3,644	34.5	31.2	23.2
Light heating oils	1,266	1,562	9.7	13.4	- 19.0
JET A-1 aviation fuel	403	372	3.1	3.2	8.3
Heating oil III	735	624	5.6	5.3	17.8
Sulphur	124	110	1.0	0.9	12.7
Other refinery products	1,422	1,266	10.9	10.8	12.3
Total refinery products	11,233	10,498	86.3	89.9	7.0
Liquid gas	215	235	1.7	2.0	- 8.5
Phenol	45	43	0.3	0.4	4.7
Acetone	28	27	0.2	0.2	3.7
Ethylene	509	245	3.9	2.1	107.8
Propylene	387	221	3.0	1.9	75.1
Glycols	113	90	0.9	0.8	25.6
Ethylene oxide	16	14	0.1	0.1	14.3
Butadiene	62	40	0.5	0.3	55.0
Benzene	115	63	0.9	0.5	82.5
Orthoxylene	20	18	0.2	0.2	11.1
Paraxylene	30	28	0.2	0.2	7.1
Toluene	118	80	0.9	0.7	47.5
Other petrochemical products	125	80	1.0	0.7	56.3
Total petrochemical products	1,783	1,184	13.7	10.1	50.6
Total sales	13,016	11,683	100.0	100.0	11.4
Including exports	1,020	989	7.8	8.5	3.1

Presentation by value of sales as per key customers

Major customers	Share in total sale revenues (percentage) (inclusive of excise duty and fuel charge, exclusive of VAT)	
	2006	2005
BP Polska Sp. Z o.o.	8.3%	9.0%
ORLEN PetroCentrum Sp. z o.o.	6.7%	5.9%
SHELL Polska Sp. z o.o.	5.7%	6.3%
BASELL ORLEN POLYOLEFINS Sp. z o.o.	4.8%	2.6%
PETROLOT Sp. z o.o.	1.6%	1.3%
J&S ENERGY S.A.	1.5%	0.0%
ANWIM Sp. z o.o.	1.3%	0.6%
Rafineria Trzebinia S.A.	1.2%	1.3%
ORLEN Asfalt Sp.z o.o.	1.2%	1.1%
ORLEN Oil Sp. z o.o.	1.0%	1.0%
ANWIL S.A.	0.9%	0.8%
ORLEN Gaz Sp. z o.o.	0.8%	1.0%

The participation in the total sale revenues of other customers did not exceed 0.5% on individual basis.

4. Supplies

Supplies of crude oil (percentage share of delivered volumes)

List of entities	2006	2005
Arkadia	0.58	0.68
J&S	44.07	50.02
BMP	2.49	16.02
KD Petrotrade	14.13	0.33
Litasco	1.99	-
Petraco	21.12	18.02
PGNiG	0.62	-
Shell	1.33	-
Statoil	-	1.01
Totsa	6.23	6.07
Wincor	7.44	7.85
Total	100.00	100.00

Supplies of crude oil (percentage share of delivered values)

List of entities	2006	2005
Arkadia	0.61	0.71
J&S	44.12	50.03
BMP	2.33	16.00
KD Petrotrade	14.30	0.34
Litasco	2.01	-
Petraco	20.82	18.09
PGNiG	0.64	-
Shell	1.58	-
Statoil	-	1.17
Totsa	6.14	6.07
Wincor	7.45	7.59
Total	100.00	100.00

5. Transactions with related entities

Transactions with related entities where the value of a single transaction or the total value of transactions in 2006 has exceeded a PLN equivalent of EUR 500 thousand:

No.	Party to a transaction	Sales in PLN thousand	Purchases in PLN thousand
1.	ORLEN Gaz Sp. z o.o.	365,200	538,728
2.	ORLEN PetroProfit Sp. z o.o.	75,007	19,773
3.	ORLEN PetroTank Sp. z o.o.	91,684	30,724
4.	Inowrocławskie Kopalnie Soli "SOLINO" S.A.	1,147	30,961
5.	ORLEN PetroCentrum Sp. z o.o.	2,937,878	2,287
6.	PETROLOT Sp. z o.o.	702,768	3,529
7.	Petrotel Sp. z o.o.	665	7,743
8.	Rafineria Trzebinia S.A.	539,938	45,049
9.	ORLEN Medica Sp. z o.o	157	5,131
10.	ORLEN PetroZachód Sp. z o.o.	38,722	10,727
11.	ORLEN Projekt S.A.	122	15,413
12.	ORLEN Ochrona Sp. z o.o.	2,423	33,755
13.	Wisła Płock Sportowa S.A.	15	6,783
14.	Zakład Budowy Aparatury S.A.	1,232	4,777
15.	ORLEN Transport Płock Sp. Z o.o.	72,039	33,446
16.	ORLEN Automatyka Sp. z o.o.	392	19,112
17.	ORLEN Wir Sp. z o.o.	509	7,990
18.	ORLEN Budonaft Sp. z o.o.	1,001	25,079
19.	ORLEN Administracja	2,615	10,939
20.	Rafineria Nafty Jedlicze S.A.	57,478	127,865
21.	SHIP-SERVICE S.A.	103,398	136
22.	ANWIL S.A.	408,613	5,932
23.	ORLEN Oil Sp. z o.o.	424,818	129,371
24.	ORLEN Transport Olsztyn Sp. z o.o.	7,241	6,161
25.	ORLEN Transport Kędzierzyn-Koźle Sp. z o.o.	3,926	7,491
26.	ORLEN Transport Słupsk Sp. z o.o.	24,186	6,610
27.	ORLEN Transport Kraków Sp. z o.o.	5,010	8,571
28.	ORLEN Transport Szczecin Sp. z o.o.	902	3,511
29.	ORLEN Transport Nowa Sól Sp. z o.o.	929	13,028
30.	ORLEN Centrum Serwisowe (former Zakład Urządzeń Dystrybucyjnych)	1,455	34,452
31.	ORLEN KolTrans Sp. z o.o.	8,927	63,192
32.	ORLEN Asfalt Sp.z o.o. (former Bitrex Sp. z o.o.)	525,354	3,552
33.	ORLEN Morena Sp. z o.o.	63,840	378
34.	BASELL ORLEN POLYOLEFINS Sp. z o.o.	2,124,732	22,032
35.	ORLEN Laboratorium Sp. z o.o.	2,261	34,932
36.	ORLEN Eko Sp. z o.o.	3,951	13,295

No.	Party to a transaction	Sales in PLN thousand	Purchases in PLN thousand
37.	ORLEN Prewencja Sp. z o.o.	880	3,941
38.	ORLEN Insurance	0	30,008
39.	Petro-Oil Lubelskie Centrum Sprzedaży Sp. z o.o.	3,868	30,088
41.	Petro-Oil Wielkopolskie Centrum Sprzedaży Sp. z o.o.	9,150	31,609
42.	Petro-Oil Dolnośląskie Centrum Sprzedaży Sp. z o.o.	101	19,389
43.	Petro-Oil Małopolskie Centrum Sprzedaży Sp. z o.o.	4,673	17
44.	KAUČUK, a.s.	33,173	0
45.	UNIPETROL RAFINÉRIE a.s.	5,732,148	56,542
46.	PARAMO, a.s.	10,484	1,387
47.	UNIPETROL, a.s	0	0
48.	Polkomtel S.A.	10,238	39,336
	Total	14,405,250	1,544,772

Transactions with related entities were translated at the exchange rate representing arithmetic average of average exchange rates published by the National Bank of Poland as at the last day of each ended month within the period from 1 January 2006 to 30 December 2006, namely of 3.8991 PLN/EUR.

a. Transactions with members of the Management Board of the Company, their spouses, siblings, ascendants, descendants or other close relatives

As at 31 December 2006 and 31 December 2005 the Company did not grant any loans to the managing or supervising management or their relatives.

During the year ended 31 December 2006 and 31 December 2005 there were no significant transactions carried out with members of the Management Board or Supervisory Board of the Company, their spouses, siblings, ascendants, descendants or other close relatives.

b. Transitions with related entities carried out by the supervising persons of the Company (in thousand PLN)

In 2006, the Company obtained statements on transactions concluded in 2006 effected with related entities in accordance with the requirements of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	34,542	138,687	617	33,668
Natural persons	-	-	-	-

* Transactions in the period where a person acted as a member of the Company's supervisory bodies.

In the period in question, 19 persons held positions as members of the Supervisory Board.

c. Transactions with related parties through the members of the Management Board of the Company

In 2006, members of the Management Board did not execute any transactions with related entities in the meaning of IAS 24 „ Related Party Disclosures".

d. Transactions of key management personnel of the Company with related parties (in thousand PLN)

In 2006 the Company obtained on transactions concluded with related parties in accordance with the requirements of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities
Legal persons *	-	-	-	-
Natural persons	26	-	-	-

* Transactions in the period where a person acted as a key management personnel.

6. Remuneration, including profit distribution paid and due or potentially due to the Management Board, Supervisory Board and members of key management, in accordance with IAS 24

Remuneration of the Management Board, Supervisory Board and key management personnel cover short-term benefits, benefits payable after the termination of the employment, other long-term benefits and payments made in connection with the termination of employment relationship paid, due or potentially due within the period in question.

a. Remuneration of the Members of the Management Board and Supervisory Board, including key management personnel of the Company in 2006 (in thousand PLN)

	2006
Remuneration of the Members of the Company's Management Board	19,437
incl. remuneration paid to the Members of the Board remaining in office as at 31 December 2006	14,081
potential remuneration payable to Members of the Board remaining in office as at 31 December 2006	5,357
Remuneration paid to the Members of the Company's Supervisory Board	739
Remuneration paid to the Company's key management personnel:	28,992
incl. remuneration paid	18,953
remuneration due	10,039

Remuneration paid to the Members of the Company's Supervisory Board	**2006**
Konstanty Brochwicz-Donimirski	9
Robert Czapla	9
Dariusz Dąbski	54
Marek Drac-Tatoń	32
Raimondo Eggink	106
Maciej Gierej	9
Zbigniew Macioszek	100
Maciej Mataczyński	93
Krzysztof Obłój	9
Małgorzata Okońska – Zaremba	9
Andrzej Olechowski	52
Wojciech Pawlak	97
Adam Pawłowicz	25
Krzysztof Rajczewski	9
Wiesław Rozłucki	54
Adam Sęk	9
Ryszard Sowiński	54
Ireneusz Wesołowski	9
Total remuneration of the Members of the Management Board	**739**

Remuneration paid, due and potentially due in 2006 to the Company's Management Board Members remaining in office in 2006

	Remuneration	Bonus for 2005	Insurance Policy	Potentially payable*	Severance pay, non-competition clause and compensation	Total
Igor Chalupec	1,939	1,250	98	1,247	-	4,534
Cezary Filipowicz	842	-	73	506	-	1,421
Wojciech Heydel	1,160	1,033	76	1,154	-	3,423
Piotr Kownacki	185	-	-	-	-	185
Jan Maciejewicz	1,091	776	43	600	-	2,510
Cezary Smorszczewski	1,328	626	80	643	-	2,677
Krzysztof Szwedowski	635	-	43	408	-	1,086
Paweł Szymański	854	609	51	604	-	2,118
Dariusz Witkowski	216	196	37	194	840	1,483
Total	**8,250**	**4,490**	**501**	**5,356**	**840**	**19,437**

* The potentially payable yet unpaid remuneration is due to the Management Board Members in connection with the new rules and regulations of bonus-awarding system, i.e. Management by Objectives (MBO) in force from 1 January 2005. The bonus was calculated on the basis of a preliminary evaluation of realization of MBO targets of the Management Board Members carried out by the Company's Supervisory Board.

In 2005, a new motivation system for key management personnel of PKN ORLEN S.A. and the Capital Group was introduced. The system consists in the motivation through objectives, i.e. Management by Objectives (the MBO). The new system covers the Management Board and key management personnel. Managers covered by the MBO system are remunerated for the realization of individual targets, set forth at the beginning of the settlement period, and on the basis of the joint target, i.e. shareholders' value added (SVA). The Supervisory Board sets targets for particular Members of the Management Board. The targets refer either to quality or quantity (measurable) and are settled in accordance with the rules adopted in the Rules and Regulations of the Bonus-awarding System after the termination of the year for which they were set.

In 2005, a new motivation system for key executive management of PKN ORLEN S.A. and the Capital Group was introduced. The system consists in the motivation through objectives, i.e. Management by Objectives (the MBO). The new system covers the Management Board and key executive management. Individuals covered by the MBO system are remunerated for the realization of individual targets, set forth at the beginning of the settlement period, and on the basis of the joint target, i.e. shareholders' value added (SVA). The Supervisory Board sets targets for particular Members of the Management Board. There are either qualitative or quantitative (measurable) targets which are settled in accordance with the rules adopted in the Rules and Regulations of the Bonus-awarding System after the end of the year for which they were set.
The management covered by the MBO system is rewarded for the realization of 4 to 8 bonus targets, which are set individually for each Employee and registered in the Target Record. They can be either quantitative or qualitative. Quantitative targets are measurable, where both the target value and the realization value are assessable, e.g. EBIT or amount of contracts executed. Each quantitative target is attributed the value of realization representing the target realization at the level of 80, 100 and 120 points accordingly. The said values are set through the Financial Department on the basis of budgets and plans adopted. When assessing the realization of particular quantitative targets, partial points are awarded in the 80-to-100 point range and 100-to-120 point range. Realization under 80 points represents „0" points value.
Qualitative targets cannot be represented in numbers, however, they can be determined in the outcome of the resulting activities. The assessment of the qualitative target realization is carried out on the basis of the Qualitative Target Realization Report submitted to a superior after the end of the year in which they were to be achieved. The realization of targets can be rewarded: 0 points (unsatisfactory), 60 points (average), 80 points (satisfactory), 100

points (very well) and 120 points (outstanding). Particular targets are attributed certain weight. The weight of a single bonus target cannot be lower then 5% or exceed 40%; the total weight of targets must equal 100%.
The value of the bonus awarded is also conditioned by the realization of the joint target, i.e. the Concern's consolidated SVA. In a case the planned SVA is realized, each employee receives a bonus in full amount. However, when the joint target fails to be realized, all employees receive half of the generated bonus. This system enhances cooperation between the employees in order to achieve the best possible result within the whole Concern.

Remuneration of the Management Board and Supervisory Board in connection with holding positions in Supervisory Boards and Management Boards of subsidiaries, jointly controlled entities and associate companies in 2006

In 2006, Members of the Management Board of PKN ORLEN S.A. holding positions of Management Board or Supervisory Board Members in subsidiaries, jointly controlled entities or associate companies belonging to the PKN ORLEN Capital Group did not receive any remuneration for holding the above-mentioned positions, except for UNIPETROL, where the remuneration due was transferred to the benefit of ORLEN Foundation "Dar Serca".
In 2006, Members of the Supervisory Board did not hold positions in Management Boards or Supervisory Boards of subsidiaries, jointly controlled entities or associate companies belonging to the PKN ORLEN Capital Group.

Remuneration of the Company's Management Board in 2006 include potential bonuses payable to the Members of the Management Board not recognized as costs in 2006, as well as include benefits paid to a former Member of the Management Board in the amount of PLN 1,289 thousand.

The position of the Company's key executive management in the period of 12 months of 2006 was held by 30 persons, including executive management personnel changes, as opposed to 40 persons in 2005. This change results from transformations of the Company's organizational structure. Under comparable conditions, the remuneration of the key executive management of PKN ORLEN S.A. for the period of 12 months of 2006 amounts to PLN 36,291 thousand.

b. Remuneration of the Members of the Management Board and of the Supervisory Board and the key management personnel of the Company for the year 2005 (in thousand PLN)

	2005
Remuneration of the Company's Management Board Members	**26,147**
incl. remuneration paid to the Members of the Management Board remaining in office as at 31 December 2005	7,422
potential remuneration payable to Members of the Board remaining in office as at 31 December 2005	4,597
remuneration paid to other members of the Management Board	14,128
Remuneration paid to the Members of the Company's Supervisory Board	**854**
Remuneration paid to the Company's key management personnel:	**26,212**
incl. remuneration paid	18,604
remuneration due	7,608

Remuneration of the Company's Supervisory Board Members	**2005**
Jacek Bartkiewicz	118
Raimondo Eggink	101
Maciej Gierej	101
Krzysztof Lis	8
Krzysztof Obłój	22
Małgorzata Okońska – Zaremba	101
Andrzej Olechowski	51
Piotr Osiecki	79
Adam Pawłowicz	8
Adam Sęk	51
Michał Stępniewski	88
Ireneusz Wesołowski	101
Krzysztof Żyndul	25
Total remuneration of the Company's Supervisory Board Members	**854**

Remuneration paid, due and potentially due in 2005 to the Company's Management Board Members remaining in office as at 31 December 2005

	Remuneration	Bonuses	Insurance policy	Potentially due*	**Total**
Igor Chalupec	1,939	315	107	1,250	**3,611**
Wojciech Heydel	1,162	-	76	1,140	**2,378**
Jan Maciejewicz	1,093	-	42	776	**1,911**
Cezary Smorszczewski	1,335	-	80	626	**2,041**
Paweł Szymański	863	-	55	609	**1,527**
Dariusz Witkowski	355	-	-	196	**551**
Total	**6,747**	**315**	**360**	**4,597**	**12,019**

* The potentially payable yet unpaid remuneration due to the Management Board Members in connection with the new rules and regulations of bonus-awarding system, i.e. Management by Objectives (MBO) in force from 1 January 2005. The bonus was calculated on the basis of a preliminary evaluation of realization of MBO targets of the Management Board Members carried out by the Company's Supervisory Board

Remuneration paid in 2005 to other members of the Company's Management Board

	Remuneration	Bonus	Insurance policy	Severance pay, non-competition clause and compensation	Total
Sławomir Golonka	-	1,500	-	1,325	**2,825**
Krzysztof Kluzek	-	824	-	513	**1,337**
Andrzej Macenowicz*	420	1,752	103	490	**2,765**
Andrzej Modrzejewski	112	-	-	-	**112**
Jacek Strzelecki	-	1,500	-	1,234	**2,734**
Janusz Wiśniewski*	703	1,752	100	1,800	**4,355**
Total	**1,235**	**7,328**	**203**	**5,362**	**14,128**

* Potential bonus was not estimated due to the fact that the assessment of targets was not carried out.

Remuneration of the Management Board and Supervisory Board in connection with holding positions in Supervisory Boards and Management Boards of subsidiaries, jointly controlled entities and associated companies in 2005

In 2005, Members of the Management Board of PKN ORLEN S.A. holding positions of Management Board or Supervisory Board Members in subsidiaries, jointly controlled entities or associate companies belonging to the PKN ORLEN Capital Group did not receive any remuneration for holding the above-mentioned positions, except for UNIPETROL, where the remuneration due was transferred to the benefit of ORLEN Foundation "Dar Serca".
In 2005, Members of the Supervisory Board did not hold positions in Management Boards or Supervisory Boards of subsidiaries, jointly controlled entities or associate companies belonging to the PKN ORLEN Capital Group.

Remuneration of the Company's Management Board in 2005 include potential bonuses payable to the Members of the Management Board that was not recognized as costs in 2005, as well as include remuneration paid together with an annual bonus to five former Members of the Management Board in the amount of PLN 12,802 thousand, including PLN 5,362 thousand severance pay (compensation stipulated for holding the position of the Management Board Member due after the termination or expiry of a contract in accordance with the provisions of the relevant contracts, including non-competition agreements). Part of remuneration packages, in the amount of PLN 10,500 thousand, paid to the former members of the Management Board in 2005 was recognized as costs in 2004.

7. Fee payable under an agreement with an entity authorized to audit financial statements, due or paid in connection with the audit and review of financial statements (in thousand PLN)

In the period covered by the foregoing report, KPMG KPMG Audyt Sp. z o.o. remains the Auditor of the Company. Under the agreement executed on 30 May 2005 for the period of 2005 to 2007, effective from the second quarter of 2005 the Auditor carries out interim reviews and audit of the Company's unconsolidated financial statements and the consolidated financial statements of the Capital Group.
The review of the Company's unconsolidated financial statements and the consolidated financial statements of the Capital Group for the first quarter of 2005 was carried out by Ernst & Young Audit Sp. z o.o. upon the agreement entered into on 18 January 2005.

	For the year ended 31 December 2006	For the year ended 31 December 2005
Fees payable for audit by KPMG Audyt Sp. z o.o.*	1,414	1,537
Fees payable for relates services by KPMG Audyt Sp. z o.o.**	1,282	811
Fees payable for audit by Ernst & Young Audit Sp. z o.o.*	-	1,285
Fees payable for relates services by Ernst & Young Audit Sp. z o.o.**	-	1,451
	2,696	5,084

* The audit fees include amounts payable to the entity authorized to audit financial statements in relation to professional services consisting in auditing financial statements of the Company's unconsolidated financial statements and the consolidated financial statements of the Capital Group, as well as in review of the quarterly and half-yearly financial statements of the same.

** The fees payable for related services include other amounts paid to the entity authorized to audit financial statements. The fees cover services connected with audit or review of the Company's unconsolidated financial statements and the consolidated financial statements of the Capital Group, other than covered by the item "Fees payable for the audit".

In 2005, a procedure on soliciting additional services with the chartered accountant and entities related with the latter was introduced at the Company. The Audit Committee of the Supervisory Board makes the decision on awarding contracts to the Auditor for additional services.

8. Contracts between the issuer and corporate executives stipulating compensation (golden handshake) in case the said executives resign or are dismissed from their positions without important reason

The contracts concluded between the issuer and the corporate executives provide for a specific severance pay in case of termination of those contracts as a result of dismissal from a position held or a non-competition clause binding after the termination or expiry of employment contract.

The issuer has signed contracts with the executive management, providing for the payment of remuneration in connection with:

- termination of employment contract as a result of dismissal of a management board member from his/ her position, where the amount of the severance pay does not exceed the amount of base remuneration due for a period of 12 months;
- non-competition clause binding after the termination or expiry of employment contract where the severance pay does not exceed the amount of base remuneration due for a period of 12 months.

9. Changes in the composition of the Managing and Supervisory Bodies of PKN ORLEN S.A. within the last financial year

Management Board Members of PKN ORLEN S.A. are appointed and dismissed by the Supervisory Board. In the period from 1 January 2006 to 31 December 2006, the following persons have been appointed as Members of the Management Board of Polski Koncern Naftowy ORLEN S.A.:

Igor Chalupec	President of the Management Board, Chief Executive Officer
Wojciech Heydel	Vice-President of the Management Board, Chief Sales Officer
Piotr Kownacki	Vice-President of the Management Board, Audit and Regulations Office from 23 October 2006
Jan Maciejewicz	Vice-President of the Management Board, Cost Management
Cezary Smorszczewski	Vice-President of the Management Board, Chief Investment Officer
Cezary Filipowicz	Vice-President of the Management Board, Upstream and Crude Procurement from 2 January 2006
Krzysztof Szwedowski	Member of the Management Board, Organization and Capital Group from 31 March 2006
Paweł Szymański	Member of the Management Board, Chief Financial Officer.
Dariusz Witkowski	Member of the Management Board, Organization until 31 March 2006

Supervisory Board Members of PKN ORLEN S.A. is appointed by the General Meeting of Shareholders. In 2006, the Company's Supervisory Board was composed of the following members:

Jacek Bartkiewicz	Chairman of the Supervisory Board until 31 January 2006
Dariusz Dąbski	Chairman of the Supervisory Board from 31 January 2006 to 24 June 2006
Maciej Mataczyński	Member of the Supervisory Board from 31 January 2006 to 9 November 2006 Secretary of the Supervisory Board from 14 February 2006 Chairman of the Supervisory Board from 27June 2006
Zbigniew Macioszek	Member of the Supervisory Board from 31 January 2006 Chairman of the Supervisory Board from 30 November 2006
Andrzej Olechowski	Deputy Chairman of the Supervisory Board until 27 June 2006

Wojciech Pawlak	Member of the Supervisory Board from 31 January 2006 Deputy Chairman of the Supervisory Board from 5 July 2006
Ryszard Sowiński	Member of the Supervisory Board form 27 June 2006 Secretary of the Supervisory Board from 5 July 2006
Ireneusz Wesołowski	Secretary of the Supervisory Board until 31 January 2006
Konstanty Brochwicz-Donimirski	Member of the Supervisory Board from 30 November 2006
Robert Czapla	Member of the Supervisory Board from 30 November 2006
Marek Drac-Tatoń	Member of the Supervisory Board from 11 September 2006
Raimondo Eggink	Member of the Supervisory Board
Maciej Gierej	Member of the Supervisory Board until 31 January 2006
Krzysztof Obłój	Member of the Supervisory Board until 31 January 2006
Małgorzata Okońska - Zaremba	Member of the Supervisory Board until 31 January 2006
Adam Maciej Pawłowicz	Member of the Supervisory Board until 28 March 2006
Krzysztof Rajczewski	Member of the Supervisory Board from 30 November 2006
Wiesław Rozłucki	Member of the Supervisory Board from 27June 2006
Adam Sęk	Member of the Supervisory Board until 31 January 2006

10. Number of shares in the Company and other entities belonging to the Capital Group held by persons holding positions within the supervisory and managing bodies

As at 31 December 2006, Raimondo Eggink, Member of the Supervisory Board, held 2,950 shares in PKN ORLEN S.A.

11. Shareholders of PKN ORLEN S.A.

Shareholding structure of PKN ORLEN S.A. as at 31 December 2006.

	Number of shares	Number of votes	Par value of the shares	Holding
Nafta Polska S.A.	74,076,299	74,076,299	92,595,374	17.32%
State Treasury	43,633,897	43,633,897	54,542,371	10.20%
Bank of New York (as a depositary)	23,919,466	23,919,466	29,899,333	5.59%
Other	286,079,399	286,079,399	357,599,249	66.89%
Total	427,709,061	427,709,061	534,636,326	100.00%

There are no agreements known according to which the proportions of shares held by the current shareholders could change in the future.

12. PKN in the Capital Market

PKN ORLEN shares are listed on Warszawska Giełda Papierów Wartościowych w Warszawie S.A. (the Warsaw Stock Exchange) and as Global Depositary Receipts (GDR) on the London Stock Exchange. Depositary receipts are also traded in the USA on the OTC market. The Company's share capital is divided into 427,709,061 ordinary bearer shares of the nominal value of PLN 1.25 each.

The depositary of the Company's depository receipts is The Bank of New York. A trading unit on the London Stock Exchange is 1 GDR, representing two shares in the Company.

In January 2006, the price of PKN ORLEN S.A. shares reached the highest value since they were first quoted in November 1999, and amounted to PLN 69.30 per single share. As at the end of 2006, the capitalization amounted to PLN 20.4 billion.

Quotations of PKN ORLEN in 2006


PKN ORLEN (PLN per share)
WIG 20 (in points)
75,00
70,00
65,00
60,00
55,00
50,00
45,00
40,00
35,00
30,00
3 600
3 300
3 000
2 700
2 400
2 100
1 800
1 500
January
February
March
April
May
June
July
August
September
October
November
December
WIG 20
PKN ORLEN

PKN ORLEN SA
SEC File
82-5036

Management Board Report on Operations

of Polski Koncern Naftowy ORLEN Spółka Akcyjna

for the year 2006

submitted by the Management Board composed of:

....
Management Board President
Piotr Kownacki

....
Management Board Vice-President
Cezary Filipowicz

....
Management Board Vice-President
Wojciech Heydel

....
Management Board Member
Krystian Pater

....
Management Board Member
Krzysztof Szwedowski

....
Management Board Member
Paweł Szymański

Płock, 18 April 2007

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiary capital increase
Released	07:00 07-Mar-07
Number	4635S

Regulatory announcement no 15/2007 dated 6 March 2007
PKN ORLEN subsidiary: initial capital increase

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the registration, on 5 March 2007, of an increase in the initial capital of PKN ORLEN's subsidiary - Plocki Park Przemyslowo-Technologiczny Spolka Akcyjna ("PPP-T"), based in Plock, by a District Court in Warsaw (Poland). The initial capital of PPP-T was increased from PLN 50,460,860 to PLN 53,439,540, i.e. by PLN 2,978,680.
This was covered by the placing of 297,868 registered shares (series "F"), carrying the right to 2 votes per share, of a nominal value of PLN 10 per share. These shares are owned solely by the company's founding shareholders, PKN ORLEN and "Miasto Plock" (the municipal borough of Plock), in the equal amount of 148,934 shares for each shareholder.

Shares series no: series "F".

Nominal value of one share amounts to: PLN 10.

The value of the newly issued shares covered by PKN ORLEN in the form of a cash contribution amounts to PLN 1,489,340.
The value of the newly issued shares covered by Miasto Plock in the form of a non-cash contribution (assets) amounts to PLN 1,489,340.

The shareholder Miasto Plock, in order to cover 148,934 shares of PPP-T, contributed non-cash assets. The book value of these assets amounts as of 6 March 2007 in the PPP-T books to PLN 1,489,340.

After PPP-T's initial capital increase, its capital structure comprises:
Miasto Plock – PLN 26,719,770 PLN – 50%
PKN ORLEN – PLN 26,719,770 PLN – 50%.

After the PPP-T initial capital increase, the capital structure of PPP-T is as follows:
- The total number PPP-T shares: 5,343,954
- Number of PPP-T shares held by Miasto Plock: 2,671,977
- Number of PPP-T shares held by PKN ORLEN: 2,671,977
- Number of votes at the General Meeting of Shareholders of PPP-T of each shareholder: 5,343,954
- Total number of votes at the General Meeting of Shareholders of PPP-T: 10,687,908.

See also: regulatory announcement no 52/2006 dated 1 September 2006, regulatory announcement no 18/2006 dated 20 March 2006 and regulatory announcement no 16/2006 dated 28 February 2006.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Mgmt Board Changes
Released	07:00 16-Mar-07
Number	0791T

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 16/2007 dated 15 March 2007
Changes in the PKN ORLEN Management Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the Supervisory Board of PKN ORLEN, acting on the basis of par. 8, section 11, subsection 1, of the PKN ORLEN Articles of Association, following its meeting on 15 March 2007, has dismissed at the request of the person concerned with effect from today, on a majority vote, Mr. Jan Maciejewicz from the position of Vice-President of the PKN ORLEN Management Board with responsibility for cost management. Also, following a motion from the President of the PKN ORLEN Management Board, the Supervisory Board has unanimously dismissed Mr. Cezary Smorszczewski from the position of Vice-President of the PKN ORLEN Management Board, Chief Investment Officer. The Supervisory Board expressed its thanks to the departing members for their cooperation.
Mr. Jan Maciejewicz held the position of Vice-President of PKN ORLEN Management Board from 1 December 2004, and Mr. Cezary Smorszczewski from 1 November 2004.

At the same time, following a motion from the President of the PKN ORLEN Management Board, the Supervisory Board has appointed Mr. Krystian Pater to the position of Member of the PKN ORLEN Management Board.

Mr. Krystian Pater, age 42, graduated in 1987 from the Faculty of Chemistry of Nicolaus Copernicus University in Torun.
He graduated from post-diploma studies in chemical engineering at the Warsaw University of Technology, and then in fuel sector management as well as company value management, from the Warsaw School of Economics.
In 1993 he worked at Petrochemia Plock S.A., and then at PKN ORLEN where, since January 2005, he has held the position of Executive Director responsible for Refinery Production.
Since January 2005 he has represented PKN ORLEN on the Management Boards of: UNIPETROL Rafinerie, a.s.; CHEMOPETROL, a.s., and, since 14 December 2006, he has been a Member of the Management Board of Mazeikiu Nafta.
Between 1999-2005 he held the position of Member of the Supervisory Boards of: ORLEN Wir sp. z o.o., ORLEN Mechanika sp. z o.o., Rafineria Trzebinia SA. and, since 2006, he has been Chairman of the Supervisory Boards of: ORLEN Asfalt Sp. z o.o., ORLEN Eko Sp. z o.o. and PARAMO, a.s.
He is also a Member of the Management Board of CONCAWE (CONservation of Clean Air and Water in Europe).

Mr. Krystian Pater has declared that upon joining the Management Board of PKN ORLEN, he will not be involved in any activity that competes with PKN ORLEN; will not be a partner of any competing company; and will not be a member of any board of a competing incorporated company. Mr. Krystian Pater is not on the List of Insolvent Debtors kept on record on the National Court Register Act.

This announcement has been prepared pursuant to par. 5 section 1 subsection 21 and 22, and § 27 and § 28 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Orlen Deutschland ShellAgreem
Released	07:00 20-Mar-07
Number	2639T

Regulatory announcement no 17/2007 dated 19 March 2007
ORLEN Deutschland signs wholesale agreement with Shell Deutschland Oil

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 19 March 2007 ORLEN Deutschland AG signed a wholesale agreement with Shell Deutschland Oil GmbH, Hamburg for the sale of fuels to ORLEN Deutschland AG fuel stations in Germany. The agreement is binding for the period 1 January 2007 till 31 December 2007. The estimated value of the transaction amounts to approximately EUR 800 000 000, i.e. PLN 3 102 240 000 based on EUR/PLN average exchange rate as of 19 March 2007, stated by National Bank of Poland.

ORLEN Deutschland AG is wholly owned by PKN ORLEN.

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	List of announcements 2006
Released	07:00 10-Apr-07
Number	5594U

PKN ORLEN SA
SEC File
82-5036

Regulatory announcement no 18/2007 dated 6 April 2007
List of announcements published by PKN ORLEN in 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the list of all regulatory announcements and interim reports, specified in Art. 56 item 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading and on Public Companies, dated 29 July 2005, published by PKN ORLEN between 1 January 2006 and 31 December 2006 ("Announcements").

Full text of all the Announcements is available on the PKN ORLEN website: www.orlen.pl in the investor relations section.

This announcement has been prepared pursuant to the Art. 65 item 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading and on Public Companies, dated 29 July 2005 (Journal of Laws No. 184, item 1539).

List of information published by PKN ORLEN in 2006
(Specified in Art. 56 item 1 of the Act on Public Offering, Conditions Governing the Introduction of Financial Instruments to Organised Trading and on Public Companies, dated 29 July 2005)

Interim Reports	
Publication Date	**Subject**
28.02.2006	Consolidated quarterly report 4 quarter 2005
28.04.2006	Unconsolidated annual report 2005
28.04.2006	Consolidated annual report 2005
15.05.2006	Consolidated quarterly report 1 quarter 2006
11.08.2006	Consolidated quarterly report 2 quarter 2006
29.09.2006	Consolidated half-year report 1 half 2006
09.11.2006	Consolidated quarterly report 3 quarter 2006

Regulatory Announcements		
Report Number	**Publication Date**	**Subject**
1/2006	04.01.2006	Wholesale contract with Orlen PetroCentrum Sp. z o.o.
2/2006	04.01.2006	Wholesale contract with BP Polska Sp. z o.o.
3/2006	04.01.2006	Wholesale contract with Shell Polska Sp. z o.o.
4/2006	10.01.2006	Update to PKN ORLEN's strategy 2006-2009
5/2006	10.01.2006	Draft resolutions to be voted on the EGM as of 31 January 2006
6/2006	12.01.2006	ORLEN Deutschland signs wholesale contract with Deutsche BP Aktiengesellschaft
7/2006	24.01.2006	Number of PKN ORLEN shares in possession of FMR Copr. and Fidelity International
8/2006	25.01.2006	Copy of citation from the Arbitration Court regarding the agreement penalty

9/2006	31.01.2006	The full text of the resolutions passed by EGM as of 31 January 2006
10/2006	31.01.2006	Changes in the PKN ORLEN Supervisory Board
11/2006	07.02.2006	Shareholders with at least 5% of total votes at EGM
12/2006	20.02.2006	Withdrawal from the agreements signed with Agrofert Holding a.s. by PKN ORLEN
13/2006	23.02.2006	ORLEN Deutschland signs wholesale agreement with Shell Deutschland Oil
14/2006	28.02.2006	Financial data for Q4 2005 and four quarters 2005 under segments with commentary and impact of LIFO valuation of inventories on the financial results for PKN ORLEN in Q4 2005 and four quarters 2005
15/2006	28.02.2006	Agreement for the sale of shares in AWSA Holland II B.V.
16/2006	28.02.2006	PKN ORLEN subsidiary initial capital increase
17/2006	10.03.2006	Acceptance of the offer and conditional transfer of shares in Polkomtel S.A.
18/2006	20.03.2006	Plocki Park Przemyslowo-Technologiczny initial capital increase
19/2006	21.03.2006	ORLEN Petrozachod shares purchase by PKN ORLEN
20/2006	28.03.2006	Mr. Adam Maciej Pawlowicz resigns from the position of the PKN ORLEN Supervisory Board Member
21/2006	31.03.2006	Changes in the PKN ORLEN Management Board
22/2006	04.04.2006	Sales of shares in SAMRELAKS Machocice subsidiary
23/2006	14.04.2006	Change in the financial calendar for 2006
24/2006	18.04.2006	ORLEN Administracja shares purchase by PKN ORLEN
25/2006	27.04.2006	Agreement for terephthalic acid deliveries to Mitsubishi Chemical Corporation
26/2006	09.05.2006	Purchase of shares in ORLEN Upstream
27/2006	10.05.2006	Copy of the second citation from the Arbitration Court regarding the agreement penalty
28/2006	10.05.2006	Resolution of General Meeting of Polkomtel regarding dividend payment
29/2006	12.05.2006	List of announcements published by PKN ORLEN in 2005
30/2006	15.05.2006	Financial data for Q1 2006 under segments with commentary and impact of LIFO valuation of inventories on the financial results for PKN ORLEN in Q1 2006
31/2006	23.05.2006	Agenda for the Ordinary General Meeting of PKN ORLEN shareholders to be held on 27 June 2006
32/2006	24.05.2006	The Bank of New York decreased share in the total number of votes at PKN ORLEN's General Meeting
33/2006	26.05.2006	The execution of the agreements for the purchase of shares in Mazeikiu Nafta by PKN ORLEN
34/2006	31.05.2006	Signing the agreement for terephthalic acid deliveries to SK EUROCHEM
35/2006	05.06.2006	Draft resolutions with attachments to be passed by the OGM of PKN ORLEN as of 27th June 2006
36/2006	07.06.2006	Transfer of the ownership of AWSA Holland II B.V. shares sold by PKN ORLEN
37/2006	09.06.2006	The Government of the Republic of Lithuania executes the agreements related to the sale of shares in Mazeikiu Nafta to PKN ORLEN
38/2006	14.06.2006	Assessment of the situation of PKN ORLEN as presented by the PKN ORLEN Supervisory Board
39/2006	22.06.2006	Candidate to the PKN ORLEN Supervisory Board put up by ING Nationale-Nederlanden Polska Otwarty Fundusz Emerytalny
40/2006	26.06.2006	Mr. Dariusz Dabski resigns from the position of the Chairman of PKN ORLEN Supervisory Board
41/2006	27.06.2006	Changes to the PKN ORLEN Supervisory Board
42/2006	28.06.2006	The full text of resolutions passed by OGM as of 27th June 2006

43/2006	28.06.2006	Updated corporate governance statement of PKN ORLEN
44/2006	28.06.2006	Selected preliminary financial and operating data of PKN ORLEN for the period of 1 April 2006 to 31 May 2006
45/2006	04.07.2006	Shareholders with at least 5% of total votes at OGM held on 27th June 2006
46/2006	06.07.2006	Copy of the third citation from the Arbitration Court regarding the agreement penalty
47/2006	13.07.2006	The Government of the Republic of Lithuania has waived its right of first refusal with respect to 53.7022% shares in AB Mazeikiu Nafta
48/2006	01.08.2006	Sales of shares in Zaklad Budowy Aparatury
49/2006	04.08.2006	Supplement to the Current Report No. 33/2006 of 26 May 2006 - consents of the appropriate antitrust authorities in Ukraine and in the USA in the process of Mazeikiu Nafta shares purchase by PKN ORLEN
50/2006	11.08.2006	Financial data for Q2 2006 and two quarters 2006 under segments with commentary and impact of LIFO valuation of inventories on the financial results for PKN ORLEN in Q2 2006 and two quarters 2006.
51/2006	16.08.2006	Purchase of shares in ORLEN Prewencja by PKN ORLEN
52/2006	01.09.2006	Plocki Park Przemyslowo-Technologiczny initial capital increase
53/2006	01.09.2006	Purchase of shares in ORLEN Ksiegowosc by PKN ORLEN
54/2006	12.09.2006	Changes to the PKN ORLEN Supervisory Board
55/2006	19.09.2006	Purchase of shares of ORLEN PetroGaz Wroclaw by ORLEN GAZ
56/2006	21.09.2006	Validation of the court sentence regarding the refusal of statement of the invalidity of the PKN ORLEN General Meeting resolution about the appointment of Mr. Jacek Bartkiewicz to the position of Chairman of the Supervisory Board
50/2006	22.09.2006	Technical correction to the comment on the financial results by business segment regarding the classification of internal revenues, depreciation and amortization. The change does not affect the result and segment results of PKN ORLEN.
57/2006	22.09.2006	Change in the date of publication of the PKN ORLEN financial statement for the third quarter 2006
58/2006	26.09.2006	Receiving consents of the Antimonopoly Commission in Ukraine and the United States anti-trust authorities in the process of Mazeikiu shares purchase by PKN ORLEN
59/2006	27.09.2006	ORLEN Eko initial capital increase
60/2006	28.09.2006	Selected preliminary financial and operating data for the period July - August 2006
61/2006	16.10.2006	Hydrocracking installation shut down in PKN ORLEN
62/2006	17.10.2006	Purchase of shares in ETYLOBENZEN Plock by PKN ORLEN
63/2006	17.10.2006	Mr. Piotr Kownacki has been appointed to the PKN ORLEN Management Board
64/2006	25.10.2006	PKN ORLEN has resumed the operation of its hydrotreatment plant in Plock after shutdown
65/2006	26.10.2006	Supervisory Board and Board of Directors of Unipetrol a.s. have approved the terms and conditions of the Share Purchase Agreement for the sale of Spolana a.s. shares
66/2006	27.10.2006	Unipetrol a.s. and Zak³ady Azotowe ANWIL S.A. executed share purchase agreement on sale of shares of Spolana a.s.
67/2006	27.10.2006	Agenda for the Extraordinary General Meeting of PKN ORLEN as of 30 November 2006
67/2006	31.10.2006	Correction to the Agenda for the Extraordinary General Meeting of PKN ORLEN on 30 November 2006
68/2006	07.11.2006	PKN ORLEN S.A. obtained the European Commission's clearance for the acquisition of a controlling stake in AB Mazeikiu Nafta

PKN ORLEN SA
SEC File
82-5036

69/2006	08.11.2006	Draft resolutions to be presented to the EGM of PKN ORLEN S.A. as of 30 November 2006
70/2006	09.11.2006	Financial data for Q3 2006 and three quarters 2006 under segments with commentary and impact of LIFO valuation of inventories.
71/2006	09.11.2006	Mr. Maciej Mataczynski resigns from the position of the Chairman of PKN ORLEN Supervisory Board
72/2006	14.11.2006	Purchase of Spolana shares by ANWIL
73/2006	20.11.2006	Purchase of Orlen Holding Malta Limited and Orlen Insurance Ltd shares by PKN ORLEN
74/2006	22.11.2006	PKN ORLEN Supervisory Board approved the unified text of the Articles of Association of PKN ORLEN
75/2006	27.11.2006	PKN ORLEN bond issue programme
76/2006	29.11.2006	Signing of credit agreements that enable PKN ORLEN to finance the acquisition of AB Mazeikiu Nafta
77/2006	30.11.2006	The full text of resolutions passed by EGM as of 30 November 2006
78/2006	30.11.2006	Changes in the PKN ORLEN Supervisory Board
79/2006	04.12.2006	Information on the process regarding the purchase of AB Mazeikiu Nafta's shares
80/2006	05.12.2006	Shareholders with at least 5% of total votes at EGM held on 30th November 2006
81/2006	06.12.2006	Spolana a.s. sold shares in NeraPharm
82/2006	13.12.2006	Receipt of a copy of the citation from the Arbitration Court submitted by Agrofert Holding a.s.
83/2006	14.12.2006	PKN ORLEN sent order of payment for AB Mazeikiu Nafta shares
84/2006	14.12.2006	Changes in the Mazeikiu Nafta Management Board
85/2006	15.12.2006	PKN ORLEN shareholding in AB Mazeikiu Nafta
86/2006	16.12.2006	Fitch Ratings downgraded rating for PKN ORLEN
87/2006	19.12.2006	Orlen Deutschland AG has received corporate approvals for the purchase of petrol stations
88/2006	23.12.2006	PKN ORLEN received notice of the Russian bankruptcy receiver of Yukos Oil Company filing of a motion
89/2006	28.12.2006	Signing the agreements with Orlen PetroCentrum
90/2006	29.12.2006	Signing the agreement with BP Polska
91/2006	29.12.2006	Signing the agreement with Shell Polska
92/2006	29.12.2006	US Court cancels the date of the hearing regarding the motion of the Russian bankruptcy receiver of Yukos Oil Company
93/2006	30.12.2006	ORLEN PetroCentrum signed the agreements with ORLEN PetroTank

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END